Form 20-F
period 2006-12-31
China GrenTech CORP LTD
filed 2007-05-04
CIK 1347510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transaction period from                      to
COMMISSION FILE NUMBER
CHINA GRENTECH CORPORATION LIMITED
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

16th Floor, Zhongyin Tower
Caitian North Road, Futian District
Shenzhen 518026, People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Name of Each Exchange
Title of Each Class	On Which Registered
American depositary shares, each representing
25 ordinary shares of par value US$0.00002 per share	The Nasdaq National Market
Ordinary shares of par value US$0.00002 per share	The Nasdaq National Market *

*	Not for trading, but only in connection with the registration of American depositary shares.
Securities registered or to be registered pursuant to Section 12 (g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of December 31, 2006, 625,000,000 ordinary shares were issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐       No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
The Registrant is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑       No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐                      Accelerated filer ☐                      Non-accelerated filer ☑
     Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐       Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑

FORWARD-LOOKING STATEMENTS
     This annual report filed on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, cash flows, dividends, financing plans, business strategies, capital and other expenditures, competitive positions, availability of capital, growth opportunities for new and existing products, availability and deployment of new technologies, plans and objectives of management, mergers and acquisitions, and other matters.
     Statements in this Form 20-F that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimate,” “project,” “intend,” “expect,” “believe,” “plan” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by us or on our behalf, including with respect to the matters referred to above. These forward-looking statements are necessarily estimates reflecting the best judgment of senior management that rely on a number of assumptions concerning future events, many of which are outside of our control, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•	the Company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers, in particular, the annual capital spending by China Mobile group and China Unicom group;

•	risks associated with large accounts receivable, long collection periods and accounts receivable cycles;

•	fierce competition in the wireless communication industry;

•	growth of, and risks inherent in, the wireless communication industry in China;

•	uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements;

•	uncertainty as to its ability to continuously develop and manufacture new radio frequency, or RF technology and keep up with changes in RF technology;

•	uncertainty as to the issuance of 3G licenses by the PRC governmental authorities;

•	future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructuring;

•	limitation on the Company’s production capacity for RF products;

•	risks associated with possible defects and errors in its wireless coverage products or RF products;

•	uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and

•	uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department.

CONVENTIONS
Definitions
SUPPLEMENTAL INFORMATION
     We have twice subdivided our share capital since our inception in 1999. On December 24, 2003, we subdivided each of our issued and unissued ordinary shares, par value US$1.00 per share, into 100 ordinary shares, par value US$0.01 per share. On August 25, 2005, we further subdivided each of our issued and unissued ordinary shares, par value US$0.01 per share, into 500 ordinary shares, par value US$0.00002 per share. Unless otherwise specified, we present ownership of our ordinary shares throughout this annual report as if our ordinary shares, including ordinary shares into which our existing preference shares are convertible and exchangeable bonds are exchangeable, were so subdivided since our inception, with a par value of US$0.00002 per share.
     For the purposes of this annual report, we refer to Actis China Investment Holdings No. 1 Limited, or Actis China, Standard Chartered Private Equity Limited, or Standard Chartered Private Equity, and JAFCO Asia Technology Fund, or JAFCO, holders of our outstanding mandatorily redeemable convertible preference shares prior to our initial public offering in March 2006, as our preference shareholders; all geographical and statistical references to “China,” “mainland China” and “PRC” in this annual report are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to the provinces, municipalities under direct administration of the PRC central government and provincial-level autonomous regions of China.
     All references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollar” or “US$” are to the legal currency of the United States of America, or the United States or U.S. For your convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at the noon buying rate for U.S. dollars in effect on December 29, 2006, the last business day in 2006, in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York at RMB7.8041 = US$1.00.
     On May 1, 2007, the latest practicable date, the noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are RMB7.7065 = US$1.00. See “Exchange Rate Information.” We make no representation that any amounts in Renminbi or U.S. dollars referred to in this annual report could be or could have been converted into each other at any particular rate or at all.
     We have approximated all numbers in this annual report to their closest round numbers. Also due to rounding, figures shown as totals in tables may not be an arithmetic aggregation of the figures preceding them.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
SELECTED FINANCIAL DATA
     The following tables present our selected consolidated financial data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.
     Our consolidated financial statements have been prepared in accordance with U.S. GAAP and we publish our financial statements in Renminbi. We have derived the selected consolidated financial data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 from our consolidated financial statements audited by KPMG, an independent registered public accounting firm. Our audited consolidated financial statements as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 are included elsewhere in this annual report. You should read the selected consolidated financial data below together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report, and “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except for per share and number of shares data)
Consolidated statements of income information
Revenues	315,810	360,816	566,504	716,270	832,795	106,712
Cost of revenues	(127,094)	(141,053)	(241,930)	(328,064)	(437,040)	(56,001)

Gross profit	188,716	219,763	324,574	388,206	395,755	50,711
Operating expenses:
Research and development costs	(7,573)	(12,410)	(16,326)	(30,616)	(47,671)	(6,108)
Sales and distribution expenses	(19,034)	(27,965)	(71,035)	(91,489)	(112,948)	(14,473)
General and administrative expenses	(21,885)	(23,865)	(29,744)	(41,057)	(55,944)	(7,169)

Total operating expenses	(48,492)	(64,240)	(117,105)	(163,162)	(216,563)	(27,750)

Operating income	140,224	155,523	207,469	225,044	179,192	22,961
Other income/(expense):
Interest income	695	3,049	4,006	3,213	19,186	2,458
Interest expense	(3,245)	(6,933)	(39,392)	(36,105)	(28,026)	(3,591)
Investment income	—	176	899	159	238	30
Foreign currency exchange gain/(loss)	—	—	—	5,584	(9,875)	(1,265)
Grant income	1,431	7,293	716	16,732	7,670	983

Total other income/(expense)	(1,119)	3,585	(33,771)	(10,417)	(10,807)	(1,385)

Income before income tax expense and minority interests	139,105	159,108	173,698	214,627	168,385	21,576
Income tax expense	(9,703)	(7,841)	(16,020)	(26,097)	(18,277)	(2,342)

Income before minority interests	129,402	151,267	157,678	188,530	150,108	19,234
Minority interests, net of tax	(826)	(2,419)	(11,117)	(7,086)	(1,267)	(162)

Net income	128,576	148,848	146,561	181,444	148,841	19,072
Dividends, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	—	—	(3,509)	(2,428)	(549)	(70)

Net income available to ordinary shareholders	128,576	148,848	143,052	179,016	148,292	19,002

Net income per share available to ordinary shareholders:
Basic	0.28	0.32	0.31	0.38	0.25	0.03
Diluted	0.28	0.32	0.29	0.36	0.25	0.03
Weighted average number of ordinary shares:
Basic	466,365,500	466,365,500	466,365,500	466,365,500	584,580,799	584,580,799
Diluted	466,365,500	466,365,500	500,000,000	500,000,000	593,150,684	593,150,684
Total cash dividend declared to ordinary shareholders	24,800	—	54,411	29,653	7,609	975

	As of December 31,
	2002	2003	2004	2005	2006	2006
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Consolidated balance sheet information
Cash and cash equivalents	111,558	181,988	302,932	128,608	467,423	59,895
Pledged time deposits	17,682	69,214	95,908	76,250	238,618	30,576
Accounts receivable, net	66,768	325,821	248,662	537,321	747,859	95,829
Inventories	110,539	169,125	296,404	370,136	434,406	55,664
Total current assets	357,484	776,620	1,014,447	1,172,072	1,948,407	249,665
Property, plant and equipment, net	27,729	66,602	96,505	120,356	168,603	21,604
Long-term accounts receivable	121,971	115,654	126,649	162,032	268,957	34,464
Total assets	525,394	970,983	1,250,539	1,475,469	2,415,834	309,560
Short-term bank loans	61,050	239,850	164,850	160,614	336,050	43,061
Total current liabilities	235,388	479,209	662,838	738,551	866,435	111,023
Long-term debt	—	171,325	171,325	167,053	—	—
Total liabilities	235,388	650,534	834,163	905,604	866,435	111,023
Mandatorily redeemable convertible preference shares	—	43,868	45,184	45,441	—	—
Total shareholders’ equity	282,626	260,149	348,790	506,720	1,530,428	196,106
EXCHANGE RATE INFORMATION
     We prepare our financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollars, and vice versa, at RMB7.8041 = US$1.00, the noon buying rates on December 29, 2006, the last business day in 2006, in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.
     On May 1, 2007, the latest practicable date, the noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are RMB7.7065 = US$1.00.
     The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period end	Average(1)	High	Low
	(RMB per US$1.00)
2001	8.2766	8.2772	8.2786	8.2676
2002	8.2800	8.2772	8.2800	8.2669
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
November	7.8340	—	7.8750	7.8303
December	7.8041	—	7.8350	7.0841
2007 (through May 1, 2007)	7.7065	—	7.8127	7.7065
January	7.7714	—	7.8127	7.7705
February	7.7410	—	7.7632	7.7410
March	7.7232	—	7.7454	7.7232
April	7.7090	—	7.7345	7.7090

Source: Federal Reserve Bank of New York.

(1)	Determined by averaging the noon buying rates on the last business day of each month or the elapsed portion thereof during the relevant period.
CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.

RISK FACTORS
Risks Relating to Our Company
We derive a significant portion of our revenues from the China Unicom group and the China Mobile group and our revenues could decline significantly if either of them reduces its purchases of, or fails to pay for, our wireless coverage products and services
     We provide most of our wireless coverage products and services to the China Unicom group and the China Mobile group. This is primarily because the China Unicom group and the China Mobile group are currently the only two licensed wireless operators in China. In 2004, 2005 and 2006, we derived 61.0%, 45.1% and 35.9%, respectively, of our revenues from China Unicom group’s local affiliates and 27.8%, 33.8% and 33.3%, respectively, from China Mobile group’s local affiliates. In addition, as of December 31, 2004, 2005 and 2006, 59.2%, 52.3% and 40.4%, respectively, of our gross accounts receivable were attributable to China Unicom group’s local affiliates and 26.3%, 27.3% and 30.2%, respectively, to China Mobile group’s local affiliates.
     Because of the current procurement policies and practices of the China Unicom group and the China Mobile group, we typically contract with their individual local affiliates and treat these local affiliates as separate customers. Although our business practice is to interact with each local affiliate individually, they are under the common control of their parent company. In certain instances, procurement decisions are made only with the approval of the parent company. For example, parent company approval was required before we were awarded our first CDMA contracts by China Unicom group’s affiliates in 2001. More recently in the fourth quarter of 2006, China Mobile group announced that it would, effective immediately, separately run the bidding processes for the procurement of GSM wireless coverage equipment at the parent company level. For more details, see “Risk Factors—Risks Relating to Our Company— Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products.”
     We also experience delays in payments from the China Unicom group and the China Mobile group during the ordinary course of our business. As explained in the next risk factor, this is largely due to our limited bargaining leverage and the resulting lack of a specific timetable in our sale and purchase contracts to require our customers to issue completion certificates and to perform preliminary inspections, which are pre-conditions to their initiation of payments. Despite our constant attempts, we have not been able to significantly change this prevalent practice in our industry due to the limited bargaining leverage of wireless coverage operators such as ourselves and we expect this practice to continue in coming periods.
     One or more of China’s main telecommunication operators (including our two principal group customers) may reorganize by means of a corporate spin-off, merger or otherwise. Any such reorganization could disrupt, slow down or otherwise materially affect their capital expenditures and, therefore, our revenues. Additionally, the competitive situation in the wireless communication market in China may be altered, or the resulting entities may change suppliers or sourcing policies. If the China Unicom group or the China Mobile group decides to centralize or otherwise significantly change its procurement methods for wireless coverage products and services, reduces or eliminates the purchase of our products and services or becomes unable or refuses to pay for our products and services it has purchased, our revenues would decline significantly.
Because we have limited bargaining leverage with the China Unicom group and the China Mobile group, some contractual terms and market practices are materially adverse to our interest
     The China Unicom group and the China Mobile group award contracts through competitive bidding. According to Infosage Analysis, a market research and consulting firm focusing on innovative technologies, there are over 70 entities competing in the wireless coverage market in China. As the China Unicom group and the China Mobile group are currently the only two licensed wireless operators in China, we have limited negotiating leverage with these key clients in the bidding process. As a result, many proposed contractual terms and market practices subject to bidding are materially adverse to our interest. For example, in most instances, the wireless operators will not sign sale and purchase agreements with us until they have formally accepted our products delivered for a whole project. In addition, most of our contracts, in the form contained in the bidding materials, do not specify a timetable for our customers to issue a completion certificate or perform the preliminary inspection of products we install. This affects our revenues as the execution of the sale and purchase contract and the issuance of a completion certificate are conditions to our recognition of revenues for our products and the preliminary inspection by our wireless operator customers is a condition to our recognition of service revenue. As a result of these contractual terms and market practices, we are required to finance significant operating expenses before we recognize revenues and to finance significant accounts receivable once we recognize revenues. Any worsening of these terms and conditions could have a material adverse effect on our liquidity and cash flows from operations. Also see “— We have long accounts receivable cycles and long collection periods and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen” below for additional cash flow and liquidity risks resulting from these market practices.
Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products

     Historically we have been awarded contracts by the local affiliates of China Mobile Group through bidding and negotiation, and these contracts covered wireless coverage equipment and services. For more details on the bidding process conducted by wireless operators in China, please see “Item 4. Information on the Company—Business—Our Wireless Coverage Products and Services—Our Sales Cycle—Bidding Process.” China Mobile group, in an effort to shift to a more centralized procurement model, announced during the fourth quarter of 2006 that it was going to adopt a new procurement policy whereby the bidding processes for wireless coverage equipment and services will be separately conducted, and procurement decisions for wireless coverage equipment and services made by the parent company and local affiliates, respectively. Under the new policy, even if we win the bid for wireless coverage equipment, we may not win the bid for services, or vice versa. Consequently, we may lose revenue with respect to any single wireless coverage project if we cannot win both equipment contract and service contract for the project. In order to achieve the same level of revenues from China Mobile group, we may be required to obtain a higher number of projects from China Mobile group as the per project revenue may be lowered as a result of the policy change by China Mobile group. Further, the change in procurement policy aims to encourage more competitive pricing among providers of wireless coverage equipment, which could lead to a significant decrease in aggregate bidding price for the equipment contracts and the service contract in relation to any project. As a result, our profit margin may be adversely affected.
We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity
     In line with industry practice in China, when a customer accepts our bid for a wireless coverage project, it does not immediately sign a sale and purchase contract. On a typical project, we must complete the initial installation of our coverage products before our customer will issue a completion certificate to confirm the acceptance of the products we have delivered and sign a contract with us. Although we believe that our bidding documents, together with our customers’ acceptances of our bids, effectively constitute binding contracts under PRC law, our PRC counsel has advised us that enforcement of our rights to payment in the PRC courts may be difficult. In particular, it is unclear what terms and provisions need to be included in a bid and acceptance in order for a payment obligation to exist under PRC law. As a result, we effectively assume the risk of loss for our projects before the customer signs a contract with us.
     In addition, in line with current industry practice in China, most of our bid documents do not specify a time period or date by which our customers must issue completion certificates or sign a sale and purchase contract. As a result, our sales and marketing staff spend a significant amount of time persuading customers to conduct inspections, issue completion certificates and sign contracts. These unfavorable practices are in large part attributable to the market dominance of our customers and the competitive landscape of our wireless coverage industry. We expect that this unfavorable industry practice in China will continue and that it will continue to materially and adversely affect our cash flows from operating activities and liquidity.
We have long accounts receivable cycles and long collection periods and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen
     Our wireless coverage revenues consist of two components: (i) sale of products and (ii) product installation services. We only begin to recognize revenues from sale of our products when all of the following revenue recognition criteria have been met:
•	title has been transferred, i.e. the risk and rewards are transferred;

•	delivery has occurred;

•	persuasive evidence of an arrangement exists;

•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to sale of products and such right is not contingent upon the installation services and/or further action of the customers.
     We recognize revenues from the provision of installation services when:
•	the services have been rendered in full;

•	the customer has issued a preliminary inspection certificate which indicates the customer’s acceptance of the installation services provided; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the installation services and such right is not contingent upon further action of the customer.

     However, our sale and purchase contracts, in line with industry practice, generally permit our customers to pay their purchase price in installments even though the revenue for that contract has already been recognized. Under these contracts, on a weighted average basis, our installment payment schedule is approximately as follows:
•	43% of the contract value due upon the signing of the contract and the issuance of the completion certificate,

•	an additional 38% due upon the issuance of the preliminary inspection certificate,

•	a further 16% due upon the issuance of the final inspection certificate, and

•	the final 3% due upon the expiration of our warranty period.
     Because our contracts often do not stipulate when our customers must conduct the relevant inspections, our customers may delay their payments. To the extent revenue recognized under a contract is not yet paid, it is recorded as an account receivable. From time to time, we sell a portion of our accounts receivable to third parties to meet our working capital needs. Installment intervals range from six months to three years and the amounts of individual payments have varied and may continue to vary in the future. As of December 31, 2006, we had in aggregate gross accounts receivable, including amounts not yet due pursuant to contractual terms, of RMB1,005.0 million (US$128.8 million). Of this total amount, RMB700.9 million (US$89.8 million), or 69.7%, had been outstanding for less than 12 months from the time the revenue was recognized, RMB231.3 million (US$29.7 million), or 23.0%, had been outstanding for 12 to 24 months from the time the revenue was recognized, RMB68.0 million (US$8.7 million), or 6.8%, had been outstanding for 24 to 36 months from the time the revenue was recognized, and RMB4.8 million (US$0.6 million), or 0.5%, had been outstanding for over 36 months from the time the revenue was recognized. Our net accounts receivable as of December 31, 2006 increased by 39.2% to RMB747.9 million (US$95.8 million) from our net accounts receivable of RMB537.3 million (US$66.6 million) as of December 31, 2005 as a result of (1) an increased proportion of our annual revenues being generated in the third and fourth quarters of 2006, (2i) a 16.3% increase in our total revenues from 2005 to 2006, and (iii) reduced sales of our accounts receivable to receivable purchasing banks in 2006 as compared to 2005.
     Our principal customers, such as China Mobile group and China Unicom group may delay in paying their installments to us as they come due and, because of our limited bargaining leverage and our need to maintain an ongoing relationship with these principal customers, it is impracticable for us to obtain a significant improvement in their payment patterns. As of December 31, 2006, accounts receivable that became due under our contracts and remained unpaid amounted to RMB353.5 million (US$45.3 million), or 35.2%, of our gross accounts receivable of RMB1,005.0 million (US$128.8 million). Historically, we have made allowances for doubtful accounts representing 100% of our accounts receivable outstanding for more than 24 months from the date they became due under the relevant contract. As of December 31, 2006, this allowance amounted to RMB6.2 million (US$0.8 million). Apart from these doubtful accounts for which allowances are made, all of our remaining accounts receivable were outstanding for less than six months as of December 31, 2006 from the date they became due under the relevant contract. We cannot assure you that our past allowance practice will not change in the future or that our allowance will be sufficient to cover defaults in our accounts receivable. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” for further details on our revenue recognition policy and collection periods. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.
We historically recognized significantly lower revenues in the first quarter, which sometimes resulted in net losses in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses
     Our customers typically set their annual budgets at the beginning for each year. Once the annual budget is set, the customers will commence the bidding process for specific projects. As a wireless coverage equipment and service provider, we do not recognize revenues until installation is completed. In other words, the amount of revenues we could recognize is typically lower during the earlier part of the year, especially during the first quarter.
     Our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment. Their work is performed in accordance with their internal annual and semi-annual project management process. As a result, our customers prefer to perform completion inspections and sign contracts for each batch of installed projects at the same time. We typically recognize higher levels of revenue during the second and third quarter than that of the first quarter, because more projects are installed and inspected, and for which completion certificates are issued, during the second and the third quarter. During the fourth quarter, especially in December, our principal customers, being public companies and influenced by their annual reporting obligations, usually perform completion inspection, issue completion certificate and sign contracts for a vast majority of our projects. Therefore, we typically recognize the highest level of revenue during the fourth quarter.
     Despite the quarterly fluctuations experienced in revenue, our overall volume of contracts has increased, resulting in increasing costs associated with servicing these contracts. Fluctuations in quarterly revenue with expanding costs have resulted in net losses being incurred in certain quarters of the recent years, particularly in the first quarter. In 2004, 1.5%, 41.1%, 8.3% and 49.1% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported net losses of RMB20.7 million and RMB7.7 million in the first and third quarters, respectively. In 2005, 1.2%, 24.3%, 21.8% and 52.7% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported net losses of RMB32.3 million (US$4.0 million) in the first quarter. In 2006, 1.8%, 21.6%, 22.5% and 54.1% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB35.7 million in the first quarter. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” and “—Significant Quarterly Fluctuations of Our Results of Operations” for further details on our revenue fluctuation and other quarterly financial information. However, past quarterly results may not provide an accurate indication of future performance or fluctuation. Whether we continue to recognize the majority of our revenues in the fourth quarter will depend largely upon the timing of our customers’ project management processes. We anticipate that we will continue to experience significant fluctuations in revenues on a quarterly basis and may continue to experience net losses as a result, particularly in the first quarter.
We rely on short-term bank financing, including bills payable and sale of receivables, to finance our operations; any expansion of our business will require further financing and will increase our financial leverage
     We tend to recognize more revenues and collect payments primarily in the fourth quarter. In 2004, 2005 and 2006, 54.5%, 53.0% and 53.8%, respectively, of our total annual collections were made in the fourth quarter. This is because our customers prefer to pay for our completed projects toward the end of their budget year. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of the year and typically complete and deliver a majority of our wireless coverage products during the third and fourth quarters. As a result, we tend to generate more cash flow from operating activities toward the end of the year and encounter increasing working capital needs during the middle part of the year, especially the third quarter. We are therefore highly dependent on bank financing, including issuing bills payable and selling accounts receivable, to fund our working capital requirements and maintain liquidity. Historically, we have relied on short-term bank loans to finance our working capital needs. As of December 31, 2006, we had an aggregate of RMB336.1 million (US$43.1 million) of bank loans outstanding and RMB78.6 million (US$10.1 million) in bills payable. As of December 31, 2006, interest rates on our short-term bank loans ranged from 4.9% to 7.0% and interest rates on our bills payable financing ranged from 2.4% to 4.4%. In 2005 and 2006, we sold an aggregate of RMB180.1 million and RMB117.7 million (US$15.1 million), respectively, of our accounts receivable to third party financial institutions. We expect external financing required for expanding our operations will increase our financial leverage. See “— Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity” below.
     We may be unable to generate sufficient cash to pay the principal and interest due on our indebtedness. Our ability to service our debts will largely depend on our ability to collect accounts receivable from our customers and on our future operating performance. If we do not have sufficient available sources of liquidity to repay our outstanding indebtedness, we may have to refinance our obligations. However, we cannot assure you that financing or refinancing will be available on terms acceptable to us or at all. If we encounter any difficulties in generating sufficient cash to pay our outstanding indebtedness or in securing financing or refinancing or receivable selling arrangements on terms satisfactory to us as and when required, our business and liquidity will be materially and adversely affected, and we will be unable to expand our business.
Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity
     As with most small- and medium-sized enterprises in China, it is difficult for us to enter into working capital financing arrangements with maturities longer than 12 months with lenders or from the capital markets. Under the current regulatory regime in China, commercial banks are required by the People’s Bank of China, the central bank in China, to strictly control the making of working capital loans to small- and medium-sized borrowers with maturities of longer than one year. We therefore finance our working capital needs through the issue of bills payable backed by, short-term borrowings from, and sale of accounts receivable to, various financial institutions. The rates of interest, duration, need for collateral, documentation and other key terms of these financing arrangements vary significantly and are generally less favorable than long-term financing or similar arrangements available in other jurisdictions. In addition, we may not be able to renew existing financing arrangements, and lenders may also have the ability to unilaterally withdraw or change the terms of our funding, either due to their own internal review process or as guided by national economic policies. See “— Risks Relating to Business Operations in China — Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.” We therefore face a higher cost of funding than non-PRC and large-sized PRC companies and greater uncertainty as to the availability of financing, which in turn has adversely affected, and could continue to have a negative impact on, our liquidity.
If the wireless communication sector in China does not maintain its current pace of growth, or the PRC government does not issue 3G licenses in the near future, the profitability and future prospects of our business and our liquidity could be materially and adversely affected
     We generate almost all of our revenues from the provision of wireless coverage products and services to telecommunication operators in China. Our future success depends on the continued growth of the PRC wireless communication industry. Any slowdown in the development of the wireless communication industry in China or reduction in our customers’ expenditures on wireless coverage products and services may reduce market demand for our products and services. Alternatively, if the PRC government or other relevant regulatory authorities fail to allow construction of new wireless communication networks, or decide to terminate, delay or suspend construction or extension of new or existing wireless communication networks, the profitability and future prospects for our business could be materially and adversely affected.
     The third generation wireless communication, or 3G, network deployment will require significant capital investment by PRC telecommunication operators, including investments in wireless coverage products and services, RF parts and components and wireless communication systems. Therefore, we believe that issuance of 3G licenses will in general have a positive impact on the growth of our business. Mr. Xudong Wang, Minister of the Ministry of Information Industry in China, or MII, mentioned on the national information industry conference in December 2006 that “the conditions for the development of China’s 3G mobile communication are more or less mature, and we will continue our efforts to improve the results of large-scale TD-SCDMA application trials 2007.” In the absence of an official guidance from the PRC government on the timing of the issuance of 3G licenses, the expected return on our investments in 3G technology is uncertain. Continued delay in the issuance of 3G licenses will negatively impact our business growth and liquidity.
We may fail to offer products that meet industry standards or our customers’ specific requirements, and as a result we may lose customers or orders or incur significant warranty or other costs, and our revenue growth may be materially and adversely affected
     The development of our products is based upon a complex technology, and requires significant time and expertise in order to meet industry standards and customers’ specifications. Our customers also have their own sets of standards and criteria relating to their requirements for wireless coverage or base station RF products, including standards and criteria issued by the relevant governmental authorities. We must satisfy these standards and criteria in order to be eligible to supply our products and services to those customers. If we are unable to continue to meet these standards and criteria, we may become ineligible to provide our products and services that have in the past generated most of our revenues and profitability. For example, in 2003, because of a miscommunication with a China Unicom group’s local affiliate with respect to its bidding requirements, we failed to tailor our wireless coverage products to the required specifications of its base stations. As a result, we lost a RMB6.4 million bid. Furthermore, quality and performance problems could damage our reputation and our relationships with existing and prospective customers and could have a material and adverse effect on our revenue growth.
     We customarily provide our customers with one to three years of warranty protection, under which we agree to repair or replace defectively installed wireless coverage products at no additional cost to our customers. Our contracts generally do not contain disclaimers or limitations on product liabilities for special, consequential and incidental damages, nor do we typically cap the amounts our customers may recover for damages. In addition, we do not currently maintain any insurance for product liability or warranty claims. The failure of our installed projects to operate properly and the potential damage from malfunction of our products could give rise to substantial liabilities under our warranties and otherwise.
Our research and development efforts may not lead to successful development of commercially viable or acceptable products, which could cause a decline in customer use of our products
     The markets in which we compete are characterized by:
•	rapidly changing technology;

•	evolving industry standards and transmission protocols;

•	frequent improvements in products and services; and

•	fierce competition from well-funded and technologically advanced companies.
     To succeed, we must continually improve our current products and develop and introduce new or enhanced products that adequately address the requirements of our customers and are competitive in terms of functionality, performance, quality and price. We expend considerable efforts in the development of new and enhanced RF technology and in its commercial applications, including the development of 3G products and base station RF components. Although we have successfully developed products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate sufficient market share to justify commercialization. For example, 3G is a new and evolving technology. We cannot assure you that our research and development efforts will yield RF wireless coverage products that are readily deployable in 3G networks or that our customers will be satisfied with the performance of our 3G coverage products. Under those circumstances, we will not be able to recoup our research and development costs and expenses, we may not be able to serve our customers’ 3G needs, and customers may refuse to use our products.

Gross profit margins for our products and services vary substantially and any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations
     Gross profit margins for our products and services vary substantially. Although the gross profit margin for our wireless coverage products and services has been on average higher than the gross profit margin of our RF parts and components, all of our products and services have been subject to downward pricing pressure over their life cycles. In addition, the gross profit margin of our products has fluctuated significantly from year to year. For example, the gross profit margin of our wireless coverage products was 48.0% in 2006, compared to 54.9% in 2005 and 59.6% in 2004. Further, due to the rapidly changing technology and evolving industry standards and transmission protocols or changes in the procurement policies of our major customers, our historical gross profit margin is not an accurate measure for estimating our future gross profit margins. Any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations.
Our industry is highly competitive and our inability to compete effectively would hurt our current business and future growth potential
     Our industry is extremely competitive and is characterized by rapid technological advancement, frequent development of new products, evolving industry standards and a downward pricing trend over the life cycle of a product. According to Infosage Analysis, there were more than 70 companies providing wireless coverage products and services in China as of December 31, 2006 and the top three providers in China in this business, including our company, accounted in aggregate for approximately 50% of the total market share in 2006. We compete on the following principal bases:
•	research and development capability;

•	product quality;

•	scope and flexibility of product offering;

•	after-sale service capability;

•	pricing; and

•	relationships with wireless operators at the local level.
     In addition, China has gradually lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign wireless equipment companies, such as Andrew Corporation, Sagem Communication and Powerwave Technologies, Inc., who are significantly larger and financially stronger than us. Many of our foreign competitors have established PRC-based manufacturing facilities to lower production costs, which has further intensified price competition in the marketplace and may in the future affect our profit margins. If we fail to compete effectively in the future, our current business and future growth potential would be adversely affected.
We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future
     Our future growth depends, to a considerable extent, on our ability to expand our customer base in both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our wireless coverage products and services. We have set up local sales offices in some Southeast Asian countries, such as the Philippines and Indonesia, to explore market opportunities for our wireless coverage products. However, we have limited experience in operating outside mainland China or with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. For example, our products and services sold in China are tailored to the specifications of our domestic operators and their wireless systems and are not readily deployable overseas. To meet the requirements of our potential overseas customers, we have to adjust some of our technical parameters such as transmission frequencies and make other modifications. In addition, recent political instability in some Southeast Asian countries has hindered our expansion efforts into those wireless coverage markets. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.
We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to develop new products and to effectively carry on our research and development and other efforts
     Our future growth and success depend largely on the efforts and abilities of our senior management and senior technical staff, particularly Mr. Yingjie Gao, our chairman and chief executive officer, Professor Kunjie Zhuang, our director and chief technology officer, and our other senior technicians and engineers. We have entered into employment agreements with these individuals. These employment agreements have an initial term of three years, subject to the right of termination under specified circumstances, such as a material breach of their contractual obligations. If we lose the services of Mr. Gao, Professor Zhuang or any other senior technicians or engineers, our operations will be materially and adversely affected. We also believe that our future success will depend in large part upon our ability to attract and retain senior, experienced and highly qualified scientific and technical personnel.
     The wireless coverage industry is characterized by a high level of employee mobility. Competition in China for experienced RF technology experts is intense. In 2004, 2005 and 2006, our employee turnover rate was 14.0%, 17.7% and 24.6%, respectively, as determined by dividing the number of our employees departing during the year over the total number of employees at the end of the year. There are few senior-level research and development or technical personnel available for hire as the costs of hiring and retaining such individuals are high, and such personnel may not remain with us once hired. If we are unable to successfully attract or retain senior-level research and development employees, our ability to develop new technologies and products and to effectively conduct our operations could be compromised and our ability to carry on our research and development and other efforts could be materially and adversely affected.
We rely on third parties to carry out the initial installation of our wireless coverage products, are liable for the failure or inadequacy of their services, and are vulnerable to the loss and unavailability of their services
     We rely on independent third party contractors to carry out the initial installation of our wireless coverage products, which include affixing the products to the customers’ physical structure and interconnection of the products under the supervision of engineers from our technical support team. We outsource substantially all of our initial installation work to independent third party contractors located across China. Under our contracts, we are responsible to our customers not only for the quality of our wireless coverage products but also for the quality of the installation service. We therefore effectively take the credit and workmanship risks of these independent contractors. To the extent our independent contractors fail to install our products properly, we will be liable to cure the defects. We usually contract our initial installation work to those contractors located near the project sites for cost efficiency reasons. If any of the local contractors becomes unavailable and we are not able to find any suitable replacement, we will be forced to use contractors located farther away from the project sites. This is likely to delay our projects or increase our project costs. It is also possible that we may not be able to find suitable replacements at all to complete our project installations on schedule. In each case, our business would be harmed, and our reputation would be adversely affected if we fail to find the appropriate third party contractors to carry out the initial installation.
We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property
     Our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations such as Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tightening up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many Western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.
     We rely on trade secrets and registered patents and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential proprietary information. However, the protection of our intellectual properties may be compromised as a result of:
•	departure of any of our management members or employees in possession of our confidential proprietary information;

•	breach by such departing management member or employee of his or her confidentiality and non-disclosure undertaking to us;

•	expiration of the protection period of our registered patents or trademarks;

•	infringement by others of our proprietary technology and intellectual property rights; or

•	refusal by relevant regulatory authorities to approve our patent or trademark applications.
     Any of these events or occurrences may have a material adverse effect on our operations. There is no assurance that the measures that we have put into place to protect our intellectual property rights will be sufficient. As the number of patents, trademarks, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that business entities in our industry may face more frequent infringement claims. Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful. If we are not able to successfully defend our intellectual property rights, we might lose rights to technology that we need to conduct and develop our business. This may seriously harm our business, operating results and financial condition, and enable our competitors to use our intellectual property to compete against us.
     Furthermore, if third parties claim that our products infringe their patents or other intellectual property rights, we might be required to devote substantial resources to defending against such claims. If we are unsuccessful in defending against such infringement claims, we may be required to pay damages, modify our products or suspend the production and sale of such products. We cannot guarantee that we will be able to modify our products on commercially reasonable terms.
If we lose certain government tax concessions, our profitability may be materially and adversely affected.
     Shenzhen GrenTech Co., Ltd., or Shenzhen GrenTech, is our principal operating subsidiary in China. Shenzhen GrenTech and one of our indirect majority-owned subsidiaries, Shenzhen Lingxian Technology Co., Ltd., or Shenzhen Lingxian, were recognized by Shenzhen municipal tax authorities as newly established production-oriented enterprises in 2000 and 2002, respectively. According to the relevant September 1988 regulation issued by the Shenzhen municipal government, such status and accompanying tax concessions are granted to all newly established enterprises in Shenzhen engaged in industrial, agricultural, transportation and other production-oriented businesses that have an expected corporate existence of over 10 years. These enterprises are exempt from 100% of their corporate income tax for each of the first and second profitable years and 50% of their corporate income tax for each of the following three years. In addition, advanced technology enterprises recognized by the Shenzhen municipal government may continue to enjoy a 50% reduction in their corporate income tax for a further three years. As newly established production-oriented enterprises, both Shenzhen GrenTech and Shenzhen Lingxian were exempt from PRC corporate income tax for the first two profitable years from January 1, 2001 to December 31, 2002 for Shenzhen GrenTech and from January 1, 2002 to December 31, 2003 for Shenzhen Lingxian. The companies were subject to a reduced tax rate of 7.5% for the three financial years from January 1, 2003 to December 31, 2005 for Shenzhen GrenTech and from January 1, 2004 to December 31, 2006 for Shenzhen Lingxian. Because Shenzhen GrenTech was recognized by Shenzhen municipal government as an advanced technology enterprise in December 2004, Shenzhen GrenTech applied for and was granted on December 13, 2005 an extension of its 50% relief from income tax for an additional three-year period commencing from January 1, 2006 and ending on December 31, 2008. Shenzhen Lingxian is currently applying for recognition as an advanced technology enterprise. If we receive the government approval, Shenzhen Lingxian will be subject to the 50% relief from income tax rate for the three financial years commencing from January 1, 2007 to December 31, 2009.
     Although we have the right to apply for advanced technology enterprise recognition and extension of our tax exemption, there is no assurance that Shenzhen Lingxian will receive such recognition and approval in due course, or that any of the current tax exemptions that we enjoy will be extended upon their expiration. Without extension of the tax relief period, Shenzhen Lingxian will be subject to the corporate income tax rate generally applicable to enterprises established in the Shenzhen Special Economic Zone.
     On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which will take effect as of January 1, 2008. In accordance with the enterprise income tax law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment will be applied to both foreign invested and domestic enterprises and an income tax rate of 15% will be provided to advanced technology enterprises recognized by the government authorities. The new law also provides for transitional measures for enterprises established prior to the promulgation of the new law and eligible for lower tax rate preferential treatment in accordance with the then prevailing tax laws and administrative regulations. These enterprises will gradually become subject to the new, unified tax rate over a five-year period; enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the new law and until their preferential treatment expire. The preferential treatment period of enterprises which have not enjoyed any preferential treatments for the reason of not having made any profits, however, shall be deemed as starting from the implementation of the new law. In addition, foreign companies headquartered in China may be classified as PRC resident enterprises and their worldwide income may be subject to tax under the new law. Given that the new law has been promulgated only recently, its implementation has yet to be further clarified in practice. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays we enjoy.
     If our customers increasingly provide their own equipment or accessories instead of ordering them from us, our ability to generate revenues to sustain our business or support our growth may be materially and adversely affected

     Our wireless coverage products often include, among other things, various accessories such as cables and antennas for installation. In 2004, 2005 and 2006, accessories included as a part of our product sales accounted for approximately 29.8%, 26.4% and 33.9% of our revenues, respectively. In 2003, some of our customers began to procure accessories on their own and exclude accessories from our wireless coverage products. This practice effectively reduced our revenues. We lost revenues from sale of accessories from our wireless coverage products in 2004, 2005 and 2006 by RMB24.4 million, RMB20.4 million and RMB20.0 million, or 4.3%, 2.8% and 2.4% of our revenues, respectively. If customers continue to choose to procure their own accessories, our ability to generate revenues to sustain our business or support our growth may be materially and adversely affected. Similarly, the new procurement policy adopted by China Mobile during the fourth quarter of 2006 may result in lower revenues for us from certain product offerings. For more details, see “Risk Factors—Risks Relating to Our Company—Changes in the procurement policies by our major customers may adversely affect our profit margin on our wireless coverage products.”
If our idle or insufficient production capacity significantly increases during any particular period, our results of operations for that period may be materially and adversely affected
     We plan the utilization of our production capacity primarily based on our projected orders from our customers. We cannot guarantee the accuracy of our internal projections for demands of our products and the effectiveness of our planning for production capacity utilization. For example, we currently have 16 assembly lines in Shenzhen with a monthly production capacity of 2,400 sets of wireless coverage products and 15,000 sets of RF parts and components for base stations. We also have six assembly lines in Quanzhou with a monthly production capacity of 18,000 sets of RF parts and components. Our actual average monthly production at the Shenzhen facility in 2006 amounted to approximately 2049 sets of wireless coverage products and 10,000 sets of RF parts and components for base stations; and our actual average monthly production at the Quanzhou facility in 2006 amounted to approximately 10,700 sets of RF parts and components. It costs approximately RMB1.3 million (US$0.2 million) to add or remove an assembly line for wireless coverage products, and approximately RMB4.3 million (US$0.5 million) to add or remove an assembly line for RF parts and components. Therefore, if our projections are inaccurate, there may be periods when we will have idle or insufficient production capacity for all or some types of our products. For example, demands for our base station RF parts and components exceeded our projections in 2006. We were limited by our production capacity and unable to fill all orders. Any significant increase in our idle or insufficient production capacity during any particular period may materially and adversely affect our results of operations for that period.
Our operations may be adversely affected by shortages of raw materials and the volatility in the prices of raw materials.
     We purchase raw materials such as various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. In order to meet our production delivery schedules, we must obtain sufficient quantities of high quality raw materials in a timely manner. In this respect, we do not enter into long-term contracts with our suppliers of raw materials. As a result, our operations are vulnerable to changes in the supply and prices of raw materials. For example, in the third quarter of 2006, the cost of coaxial cables rose as a result of increases in copper prices, which in turn led to a reduction of 1.6% in the gross profit margin of our products incorporating coaxial cables.
     No assurance can be given that we will be able to obtain sufficient quantities of raw materials in the future and no assurance can be given that our operations will not be adversely affected by increases in prices of raw materials.
If we fail to acquire raw materials on time or on acceptable terms and consequently fail to fill our customers’ orders in a timely and cost-effective manner, our business operations may be materially and adversely affected
     We rely on third-party suppliers for our raw materials. Although we purchased raw materials from over 460 suppliers in 2006, our ten largest suppliers in 2006 supplied approximately 32.9% of our orders for raw materials. If any of our major suppliers fails to deliver our required raw materials in time for our production, and we are unable to find the required raw materials from other suppliers in a timely manner and on acceptable terms, there will be a delay in our provision of products and services to our customers. Such delays would damage our relationship with our customers and may materially and adversely affect our business operations.
We maintain limited insurance coverage and any significant product liability claim could have a material and adverse effect on our financial condition
     We currently do not maintain any product liability insurance for our products and services, nor do we carry any business interruption insurance, third-party liability insurance for personal injuries, or environmental damage insurance for environmental emissions or accidents on our properties or relating to our operations. There is no assurance that there will not be any product liability claims against us in relation to our RF products. Furthermore, we cannot assure you that we will not experience any major accidents in the course of our operations, which may cause significant property damage and personal injuries. The occurrence of any such accidents and their consequential losses may not be adequately covered, or at all, by our insurance policies. Losses incurred, or payments we may be required to make, may have a material and adverse effect on our financial condition.

The interest of our principal shareholders may differ from your interest and their vote may disadvantage our minority shareholders
     Since the completion of our initial public offering in March 2006, several of our current principal shareholders continue to be our largest shareholders with the following equity interests in our company as of the date of this annual report:
•	Guoren Industrial with 24.0%;

•	Heng Xing Yue Investments Limited, or HXY Investments, with 18.3%; and

•	Drag Investments with 10.3%.
     In addition, two of our principal shareholders, Mr. Gao and Professor Zhuang, who beneficially own 24.0% and 10.3%, respectively, of our company immediately upon completion of our initial public offering, are our chairman and chief executive officer, and our director and chief technology officer, respectively. They will be able to exercise substantial control over our business by voting at shareholders’ meetings or board meetings on matters of significance, such as:
•	composition of our board of directors;

•	selection of our senior management;

•	amount and timing of dividends and other distributions;

•	our overall strategic and investment decisions;

•	issuance of securities and adjustment to our capital structure;

•	amendment to our memorandum and articles of association; and

•	other corporate actions requiring approval of our shareholders, including election and removal of directors, merger, consolidation or sale of our assets, or any other change of control event that may benefit our other shareholders generally.
     The interest of any of these principal shareholders may differ from your interest. There is no assurance that any of these principal shareholders will vote in a way that benefits you. If circumstances arise in which the interest of any of these principal shareholders conflicts with the interest of other holders of our shares or ADSs, you as a minority shareholder could be disadvantaged.
The major shareholder of one of our consolidated PRC subsidiaries has a veto right on some matters under PRC law and may vote his shares or exercise his veto right in a manner adverse to our interests
     Professor Zhuang, our director and chief technology officer, together with his son, is the 20%-shareholder of one of our consolidated PRC subsidiaries, Quanzhou Lake Microwave Co., Ltd., or Lake Microwave. Conflict of interests between his duties to, and interest in, our company and our consolidated subsidiary may arise. We cannot assure you that, when any conflict of interest arises, Professor Zhuang will act completely in our interest or that any conflict of interest will be resolved in our favor. Also, under PRC law, minority shareholders of foreign-invested joint ventures, such as Lake Microwave, have veto power on certain issues such as share transfer, capital increase and amendment to their articles of association. We cannot assure you that Professor Zhuang will not exercise his influence over Lake Microwave in a manner that may conflict with our interest or that he will not vote his shares or exercise his veto right in a manner adverse to our interests.
Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties
     We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shenzhen GrenTech, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shenzhen GrenTech and its subsidiaries. If Shenzhen GrenTech or its subsidiaries incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our shares and ADSs. Under current PRC law, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shenzhen GrenTech, is regarded as a wholly foreign-owned enterprise in China. Although dividends paid by foreign invested enterprises, such as wholly foreign-owned enterprises and sino-foreign joint ventures, are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. In addition, if any undistributed profits of our PRC subsidiary, Shenzhen Grentech, are used to increase its registered capital so that our equity interests in our PRC subsidiary are increased, approval of the PRC government is required. Under PRC law, Shenzhen GrenTech, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments from Shenzhen GrenTech is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to Shenzhen GrenTech, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shenzhen GrenTech could restrict our ability to act in response to changing market conditions.
Some of our production and research and development facilities and offices are situated on properties under short-term leases or with defective titles and our operating costs may increase if we are not able to renew the existing leases or if such leases can only be renewed on less favorable terms
     The production and research and development facilities of Shenzhen GrenTech and Shenzhen Lingxian are currently situated on properties leased from independent third parties. They occupy an aggregate gross floor area of approximately 5,213.5 square meters. Our leases for these facilities range from one to two years in original lease terms and are due to expire between June 2007 and December 2007. Our total rental payment for these leased properties in 2006 was approximately RMB6.3 million (US$0.8 million).
     We are in the process of constructing our new research and production facilities in Shenzhen High Technology Industrial Park, which is expected to be completed by December 2007 or shortly thereafter. Upon completion of the construction, we expect to relocate our existing facilities from the leased premises to Shenzhen High Technology Industrial Park. Even though the construction of our new facilities in Shenzhen High Technology Industrial Park has been on schedule, we may experience construction delays, in which case we will need to renew our leases with short notice. We have no assurance that the leases will be renewed on terms and conditions that are acceptable to us. If these leases cannot be renewed, we will have to find other appropriate premises. Although our equipment and machinery may be relocated without undue financial difficulties, such relocation may disrupt our current operations or otherwise have an adverse effect on our financial condition. Alternatively, if the existing leases can only be renewed on less favorable terms, our operating costs will increase and thus our results of operations could be adversely affected.
     For some of the properties leased by us for office use, we are unable to ascertain whether or not their respective landlords have valid title to them or legal rights to lease them. If the relevant leases become invalid for any reason and we have to relocate to other office premises, we may incur additional costs and expenses and experience business disruptions as a result.
Investor confidence and market price of our ADSs may be adversely impacted if we or our independent registered public accountants are unable to attest to the adequacy of the internal controls over our financial reporting as of December 31, 2007, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002
     We are subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring public companies such as ourselves, to include a report of management of their internal control structure and procedures for financial reporting in their annual reports on Form 10-K or Form 20-F, as the case may be, that contain an assessment by management of the effectiveness of their internal controls over financial reporting. In addition, independent registered public accountants of these public companies must attest to and report on management’s assessment of the effectiveness of their internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal control structure and procedures, the level at which our internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.
Risks Relating to Our Industry
Our business might become subject to new regulatory restrictions, which may restrict the way in which we conduct our business and subject us to severe penalties, and we may be materially and adversely affected by any change in the composition of the primary telecommunication operators in China
     We are subject to regulation by PRC law with respect to the products we manufacture and sell in China. We must obtain regulatory approvals from the national and local government authorities before we may manufacture and sell our products. MII is the primary central government agency responsible for regulating the PRC wireless communication industry and has broad discretion and authority to regulate our industry in China. Introduction of any new transmission protocol will require the approval of MII and other regulatory bodies. MII has adopted, and may adopt in the future, regulations that impose stringent standards on the wireless communication industry in China, with which we must comply. New regulations or readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell our products or services. Our failure to comply with these regulations may subject us to various penalties, including fines and suspension or discontinuation of our operations. Therefore, enactment by the PRC government of new laws or regulations or a change in the interpretation of existing laws or regulations may also materially and adversely affect our business.
     The PRC government has considerable control over the structure and overall development of the telecommunication industry in China. It also maintains substantial ownership in all major telecommunication operators in China. Prior to 1994, PRC government-controlled entities held a monopoly over the telecommunication networks across China. In order to introduce competition into the telecommunication industry, the PRC government in 1994 separated China’s telecommunication business into four independent sectors: fixed-line, wireless, satellite and paging. In 2002, the PRC government further separated the then China Telecom group into two companies along geographical boundaries, with the portion in southern China as the current China Telecom group and the northern portion as the current China Netcom group. In early 2005, the PRC government decided to swap some of the senior management members among China’s largest telecommunication operators. In mid-2005, there was speculation among industry analysts, as well as comments by some senior officers of China’s largest telecommunication operators, regarding a potential restructuring of the PRC wireless communication industry in advance of the issuance of 3G licenses. According to some commentators, the PRC government believes that there are too many national wireless operators to receive 3G licenses. If these market speculations prove to be true and the PRC government reorganizes, splits or merges one or more of China’s main telecommunication operators, including our two principal group customers, the China Unicom group and the China Mobile group, such restructuring could disrupt our existing relationship with our current customers and result in changes in supplier and sourcing policies of these companies, all of which have been critical to our business growth and profitability.
Risks Relating to Business Operations in China
Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services
     Historically, we derived almost all of our revenues from a single market, mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future and currently almost all of our assets are located in China and all of our services are performed in China. While the PRC government has pursued economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a large part of the PRC economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as restrictions on lending to certain sectors of the economy, control of foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Our operating results may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.
Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies
     We currently receive all of our operating revenues in Renminbi. Currently, Renminbi is not a freely convertible currency and the restrictions on currency exchanges in China may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of Renminbi into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC subsidiary, Shenzhen GrenTech, is able to pay dividends in foreign currencies, without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi-denominated earnings into foreign currencies. If this occurs, our PRC subsidiary may not be able to pay us dividends in foreign currency without prior approval from SAFE. In addition, conversion of Renminbi for most capital account items, including direct investments, is still subject to government approval in China and companies are required to open and maintain separate foreign exchange accounts for capital account items. This restriction may limit our ability to invest earnings of Shenzhen GrenTech.

Fluctuation in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares and ADSs in foreign currency terms
     The value of Renminbi is subject to changes in PRC government policies and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. For over a decade from 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi was be permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of May 1, 2007, the Renminbi has appreciated approximately 7.4% against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur in the future. Since our income and profits are denominated in Renminbi, any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares and ADSs in foreign currency terms.
The uncertain legal environment in China could limit the legal protections available to you
     The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC subsidiary, Shenzhen GrenTech, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes of existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders’ derivative actions.
     Moreover, the enforceability of contracts in China, especially with governmental entities, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we might not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially and adversely affect our revenues and earnings.
Outbreak of SARS or other epidemics could materially and adversely affect our overall operations and results of operations
     From March to July 2003, mainland China, Hong Kong, Singapore, Taiwan and some other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS. Our operating results for 2003 were adversely affected by this outbreak. A recurrent outbreak, or an outbreak of a similarly contagious disease, such as the H5N1 avian flu, could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could materially and adversely affect our business and results of operations.
Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects
     In October 2005, SAFE issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas. The circular states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. Our shareholders have completed the relevant SAFE registration procedures as currently required.

     As it is uncertain how SAFE will interpret or implement its circular, we cannot predict how this circular and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our business and prospects.
ITEM 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT
     Our legal and commercial name is China GrenTech Corporation Limited. Our principal executive offices are located at 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, People’s Republic of China. Our telephone number is (86-755) 83501796. Our registered offices are located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America, with telephone number 1-212-894-8940, as our agent for service of processes for actions brought under the U.S. securities laws.
     The diagram below illustrates our current corporate structure:

(1)	The remaining 1% interest in Shenzhen Lingxian is owned by Ms. Xiujun Zhang, an employee of ours.

(2)	The remaining 20% interest in Lake Communication is owned by Mr. Haifan Zhuang, son of Professor Zhuang.

(3)	The remaining 20% interest in Lake Microwave is owned by Lake (Hong Kong) Technology Limited, an affiliated company of Professor Zhuang.
     We were incorporated on December 3, 2003 in the Cayman Islands as an exempted company with limited liability under the Cayman Islands Companies Law. We hold, through our wholly owned subsidiary, GrenTech (BVI) Limited, or GrenTech BVI, 100% of the equity interest of Shenzhen GrenTech. Shenzhen GrenTech was formed on July 5, 1999 by Mr. Gao and Professor Zhuang, as a domestic limited liability company in China. Subsequent to our incorporation, we converted Shenzhen GrenTech into a wholly foreign-owned enterprise under PRC law in order to benefit from various tax and other incentives available to foreign-invested enterprises in China.
     Since our inception in 1999, we have been focused on the development and application of our RF technologies for commercial uses. In 2000, we produced and commercialized our first integrated repeater. In 2001, we began the testing of CDMA repeaters, which we subsequently began selling to the China Unicom group later that year. In 2003, we completed our first PHS network coverage project. In March 2007, we were among the first PRC enterprises to obtain relevant government approvals for the development and production of TD-SCDMA repeaters and trunk amplifiers.
     We conduct our business in China through our indirect wholly-owned subsidiary, Shenzhen GrenTech, and our other indirect majority-owned subsidiaries:
•	Shenzhen Lingxian;

•	Lake Communication; and

•	Lake Microwave.
Shenzhen Lingxian
     Shenzhen Lingxian was formed in February 2002 by Shenzhen GrenTech as a domestic limited liability company in China. Shenzhen Lingxian purchases RF parts and components from Lake Communication and manufactures semi-finished repeaters for Shenzhen GrenTech. As of December 31, 2005, we owned 99% of the equity interest in Shenzhen Lingxian and Ms. Xiujun Zhang, one of our employees, owned the remaining 1% equity interest.
Lake Communication
     Lake Communication was formed in August 1989 by Mr. Haifan Zhuang, son of Professor Zhuang, as a collectively owned enterprise in China and was subsequently converted and registered as a limited liability company in 1999. Lake Communication specializes in RF part and component production. In order to strengthen our production capabilities, Shenzhen GrenTech acquired an 82% equity interest in Lake Communication in December 1999. In November 2003, Shenzhen GrenTech disposed of an aggregate 10% equity interest in Lake Communication as part of the consideration for its acquisition of the equity interest in Lake Microwave, described below, and acquired an additional 8% equity interest in Lake Communication. As of December 31, 2006, we indirectly owned an 80% equity interest in Lake Communication and the remaining 20% equity interest in Lake Communication was owned by Mr. Haifan Zhuang. As of December 31, 2006, substantially all of the RF parts and components produced at Lake Communication were purchased by Shenzhen Lingxian for use in its production of semi-finished repeaters.
Lake Microwave
     Lake Microwave was formed in March 1993 by Lake Microwave Communication Equipment Co., Ltd. as a Sino-foreign equity joint venture. Lake Microwave focuses on the research and development of RF technologies, including the design and development of RF integrated circuits and other new RF technologies. It also produces RF parts and components exclusively for sale to third party purchasers. To strengthen our expertise in RF integrated circuits and RF technology, Shenzhen GrenTech acquired a 51% equity interest in Lake Microwave in November 2003, and in June 2004 GrenTech BVI acquired a 29% equity interest in Lake Microwave. As of December 31, 2006, we indirectly owned 80% of the equity interest in Lake Microwave and the remaining 20% equity interest of Lake Microwave was owned by Lake (Hong Kong) Technology Limited, an affiliated company of Professor Zhuang. Lake Microwave primarily produces the RF parts and components we use for sale to wireless operators, wireless communication equipment manufacturers and other providers of wireless coverage products and services.

BUSINESS
Overview
     We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, (1) wireless coverage products, which are supplied to telecommunications operators, and (2) base station RF parts and components, which are supplied to base station equipment manufacturers.
     We have a strong in-house RF technology research and development capability. Our team of 468 researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen and Quanzhou. We have 23 registered patents and 36 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.
     Our wireless coverage products enable telecommunication operators to expand the reach of their wireless communication networks to areas with little or weak coverage, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products, as well as base station coverage extension products. To date, we have developed over 200 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, the China Unicom group and the China Mobile group. Since 2004, we have also provided a portion of our wireless coverage products and services to the China Netcom group and the China Telecom group. According to Infosage Analysis, we were the second largest provider of wireless coverage products and services in China in 2006 with an estimated market share of 15.6%. In recent years, the wireless coverage market in China has benefited from increased capital expenditures by PRC wireless operators. Further, the capital expenditures of the wireless coverage industry in China is expected to reach RMB5.6 billion in 2007, RMB5.9 billion in 2008 and RMB6.2 billion in 2009, according to Infosage Analysis. We believe that the increasing capital expenditures will afford us an opportunity to grow our revenues in the wireless coverage market.
     Our RF parts and components are supplied to base station equipment manufacturers. These customers use our RF parts and components in their base station manufacturing. To date we have become a qualified supplier of RF parts and components to six major domestic and foreign base station manufacturers, which are Huawei Technologies Co., Ltd, ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., Alcatel Shanghai Bell Co., Ltd, Siemens AG Communications and TD-Tech Ltd. We have developed over 20 types of base station RF modules. Since 2006 we have begun supplying base station RF modules to Alcatel Shanghai Bell Co., Ltd, ZTE Corporation and Siemens AG Communications in bulk quantities. With rising production costs incurred by base station equipment manufacturers, more foreign base station equipment manufacturers have chosen to procure base station RF parts and components mainly in China in order to reduce their costs. We believe the demand for base station RF parts and components will grow rapidly and our revenues from base station RF modules will become a major revenue contributor for us in coming periods.
     Our revenues were RMB566.5 million in 2004, RMB716.3 million in 2005 and RMB832.8 million (US$106.7 million) in 2006. Our gross profit was RMB324.6 million in 2004, RMB388.2 million in 2005 and RMB395.8 million (US$50.7 million) in 2006. Our net income was RMB146.6 million in 2004, RMB181.4 million in 2005 and RMB148.8 million (US$19.1 million) in 2006. Our operating income increased from RMB207.5 million in 2004 to RMB225.0 million in 2005 and RMB179.2 million (US$23.0 million) in 2006, with operating income margins of 36.7% in 2004, 31.4% in 2005 and 21.5% in 2006.
Our Wireless Coverage Products and Services
     Our principal business is the provision of wireless coverage products and services in China with our self-developed RF technology. In 2004, 2005 and 2006, revenues generated from the provision of wireless coverage products and services accounted for approximately 94.2%, 95.5% and 95.3% of our revenues, respectively.
Wireless Coverage Products
     We produce a wide range of wireless coverage products, including repeaters, trunk amplifiers, base station amplifiers, tower amplifiers and related accessories. The principal functions of wireless coverage products are to extend wireless coverage and improve radio signal quality. Our wireless coverage products support various transmission protocols, including CDMA, GSM, PHS and digital trunk communications. We have completed our research and development for various 3G network coverage products. In 2006, Our TD-SCDMA repeaters and trunk amplifiers passed the joint trials conducted respectively by several base station manufacturers, namely, Datang Mobile Communications Equipment Co., Ltd, China Putian and TD Tech Ltd, with satisfactory results. We participated in the formulation of TD-SCDMA repeater standard by China Telecommunication Technology Labs, or CTTL, and wireless coverage network management standard by China Mobile group. In March 2007, we were among the first PRC enterprises to obtain relevant government approvals for the development and production of TD-SCDMA repeaters and trunk. We have been selected to build wireless coverage systems for the 2008 Beijing Olympics, which we expect will further enhance our brand image and strengthen our business relationship with China Mobile group.
     We use our wireless coverage products in three principal function areas: indoor distribution, outdoor coverage and base station coverage extension. We provide a customized solution for each project, taking into account factors such as existing coverage of the base stations, target coverage requirements, unique geographic and topographic features of the vicinity and other project-specific conditions.
     Indoor Coverage. In order to achieve effective coverage and distribution in indoor environments, such as high-rise buildings, underground areas and elevators, we use antennas, couplers, trunk amplifiers, repeaters and other accessories to construct a complete indoor coverage distribution system that enables evenly distributed emissions of radio signals from the base stations to cover the entire facility. Our indoor coverage products support various transmission protocols, such as CDMA and GSM networks (1,800 MHz and 900 MHz), PHS, TD-SCDMA and other networks. We also provide point of interface, or POI, products that are capable of supporting multiple protocols simultaneously, which offers effective coverage platform solutions in subways, indoor stadiums and other large indoor facilities.
     Outdoor Coverage. We design our outdoor coverage products to provide wireless coverage in specified geographic and topographic regions. Depending on the particular coverage requirements, our outdoor coverage products may consist of antennas and repeaters and other accessories to transmit and extend radio signals from base stations to blind and weak spots or areas where network coverage does not exist or is weak. Our outdoor coverage products are typically used in areas such as highways, railways, subways and tunnels.
     Base Station Coverage Extension. Our base station coverage extension products are typically attached to base stations. We use base station amplifiers and tower amplifiers to extend a base station’s coverage in all its surrounding directions or to increase its coverage distance in designated directions. Our base station coverage extensions are typically used in remote outdoor environments, such as rural regions, seashores and mountainous areas.
Our Services
     Our integrated design, engineering and production processes allow us to provide wireless coverage services to our customers. The services we provide include:
     Design Services. At the outset of each project, our design team implements a series of tests to evaluate our customer’s specific network coverage on the project site and identify any network deficiencies. These tests include magnetic environment, base station signals and coverage tests. Once the testing is complete, our design team, working closely with our sales and marketing team, which is familiar with the customer and its needs, prepares and submits a detailed design plan to our customer for the proposed wireless coverage products and services. This process allows us to develop solutions that are tailored to each specific customer’s requirements. Upon finalization of our design plan, our customer confirms their instructions to proceed with the product development, engineering and installation.
     Installation of Wireless Coverage Products. Once we receive confirmation for the design plan from our customer, we proceed with product development and engineering, and begin discussions with the property owner or the manager of the building, in collaboration with our customer, to arrange the installation of the wireless coverage products. After we engineer, produce and assemble the products, we deliver them from our production facility to the project site. In general, we hire third-party contractors to carry out the initial installation under the supervision of our project design and technical service team. We use more than 100 contractors across China, all of whom are independent third parties. After completion of the initial installation process and the connection of our products to the customers’ base stations, we test the system to evaluate its performance and make adjustments to optimize its functionality. We test the products at the customer’s premises to ensure that they function properly before our customer issues the completion certificate. After the issuance of the completion certificate, the inspection of our installed wireless coverage products begins with further testing of our products by our customer.
     Project Warranties. We provide service warranties to our wireless coverage customers for a period typically ranging from one to three years following the final inspection of our wireless coverage products. During the warranty period, we agree to repair or replace defectively installed products and to provide other warranty services to our customers, such as a centralized Internet-based system to monitor the performance of our wireless coverage products and regular on-site inspections of our installed wireless coverage products. In addition, we provide other warranty services such as online technical support and telephone hotline support to our customers. Our objective is to respond to our customers within 24 hours after receipt of any technical support request.

Our Sales Cycle
     The sales cycle for our wireless coverage products can be divided into the following phases:
     Bidding Process. Our nationwide sales and marketing team actively pursues business opportunities across all provinces and municipalities in China. The process begins when a wireless operator requests proposals from us for wireless coverage products and services. After we complete a preliminary evaluation of the project, including its feasibility and profitability, we submit bids to the potential customer. In this bidding process, we typically compete with a number of national, regional and local wireless coverage product and service providers. Historically, our bids include price quotations with detailed breakdowns by equipment components and service components. Warranty and maintenance are directly related to the equipment components.
     China Mobile group, in an effort to shift to a more centralized procurement model in order to encourage more competitive pricing, announced during the fourth quarter of 2006 that it was going to adopt a new procurement policy whereby the bidding processes for wireless coverage equipment and for services will be separately conducted, and procurement decisions made by the parent company and local affiliates, respectively. Under the new policy, providers of wireless coverage products such as ourselves may not win the bid for the servicing contracts even after winning the bid for equipment contracts, or vice versa. This change in China Mobile’s overall procurement policy may cause us to lose revenue with respect to any single wireless coverage project if we cannot win both equipment contract and service contract for the project.
     Wireless operators in China select the winning bid based on a number of factors and considerations, including:
•	pricing;

•	overall financial strength and operational scale;

•	research and development capabilities;

•	quality of products in terms of performance, functionality and reliability;

•	proposed payment schedule; and

•	range and standards of services to be provided, including after-sale services.
     Typically, wireless operators in China request that bids also include the following terms:
•	specifications contained in customers’ bid invitations;

•	quality control and random inspection of products;

•	operational manuals and staff training; and

•	other commercial terms, such as delivery, packaging, insurance and spare parts.
     If we win the bid, the operator generally issues a written letter of acceptance. Occasionally, the operator gives us verbal notice only. The design, engineering, implementation and installation stages begin after the operator confirms our winning bid. Despite our industry practice, according to the PRC Law on Invitation and Submission of Bids and the PRC Contract Law, a letter of acceptance issued by the bid-inviting party or a verbal confirmation of acceptance by the bid-inviting party, together with its bid invitation materials and our bid-tendering materials, constitutes a legally binding contract between the bid-inviting party and the winning bidder. We believe that, upon the acceptance of our bid by our customers, we have a legally enforceable right against our customers as a matter of contract law. However, we have not had any disputes to date with our customers in respect of any of our successful bids confirmed verbally or in writing by our customers.
     Initial Inspection of Installed Wireless Coverage Products. After completion of the installation process, we test the system to evaluate its performance and make adjustments to optimize its functionality. Upon completion of the installation of our wireless coverage products for a project, we require our customer to issue a completion certificate to confirm completion of the initial installation. We are often engaged in a number of projects with one customer at the same time. To reduce the administrative burden of managing multiple projects, our customers often group projects together and issue completion certificates for all the projects at the same time, resulting in the delay of receipt of completion certificates until the completion of the last project.
     Contract Signing. The current industry practice in China is to formally sign a sale and purchase contract after the initial installation of wireless coverage products on a project, with confirmation of completion of the initial installation evidenced through the issuance of a completion certificate by our customer. Although the design plan sets out the number and details of products to be used for a specific project, the actual number of products used in general varies due to the actual circumstances encountered and can only be confirmed after the completion of the initial installation. Our sale and purchase contracts, which do not follow a single form, specify, among other things, the specific type of wireless products used, pricing terms, product warranty terms, quality specifications, penalty provisions for late delivery and payment terms. While our contracts with particular customer groups typically contain similar terms, contractual terms vary significantly from customer group to customer group.
     Additional Inspection and Warranty Period. After the issuance of the completion certificate, the inspection of our installed wireless coverage products starts, by which our customer performs a further testing of our wireless coverage products for a project. Often, our contracts do not specify the date by which an inspection must be performed. Sometimes, the inspection may be delayed by as long as six to 12 months after issuance of the completion certificate. When our project passes the inspection, our warranty period begins. Most of our customers conduct two inspections prior to the beginning of the warranty period. The second inspection usually occurs six to 12 months after the initial inspection. Some of our customers conduct one inspection before the warranty period begins.
     Payment. Our sale and purchase contracts generally provide for a fixed price and permit our customers to pay in installments upon the occurrence of contractually stipulated payment events during the sales cycle. Contractual terms for the installment payments vary between our customers. Typical payment events include delivery of our products, signing of the sale and purchase contract, satisfactory preliminary inspection, satisfactory final inspection and expiration of our warranty period. At the occurrence of each payment event, customers are generally required to pay a percentage of the contract price. Although the typical payment terms are up to 30 days after the occurrence of each payment event, customers may not promptly pay the installment and generally take longer to make the payment. For more details on payment from our customers, please see “Item 5. Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Accounts Receivable and Receivable Selling.”
Selected Completed Projects
     We completed 8,413 projects in 2004, 9,429 projects in 2005 and 10,539 projects in 2006. The following list represents select wireless coverage projects for the three years ended December 31, 2006. These projects demonstrate different applications of our wireless coverage products, such as for office buildings, shopping centers, hotels, airports, highways, tunnels and scenic areas, as well as different geographic locations.

Project	Location	Customer	Completion date
Indoor coverage
Shangri-La Hotel Chengdu	Chengdu	China Unicom group	September 2006
Jiangbei District Court	Jiangbei District	China Telecom group	September 2006
Hulunbei’er Hospital	Hulunbei’er	China Mobile group	April 2006
ER Hill Rest Home	Inner Mongolia	China Mobile group	December 2005
East Asia Sports Meet Stadium	Macau	China Unicom group	August 2005
The People’s Bank of China Building	Beijing	China Telecom group	November 2004
Shanghai World Trade Shopping Mall	Shanghai	China Telecom group	October 2004
China Mobile group’s Beijing Communication Center	Beijing	China Mobile group	May 2004
Outdoor coverage
Haila’er Airport	Hulunbeier	China Mobile Group	October 2006
Vanke City Garden Residential Area	Dalian	China Unicom group	December 2005
Base station coverage extension
Wenzhou Nanlu Island Seafront coverage	Zhejiang	China Mobile group	August 2005
Wantoubu Ocean	Guangxi	China Unicom group	June 2004
Jinding Lake	Beijing	China Mobile group	May 2004
Our RF Parts and Components
     In addition to the provision of wireless coverage products and services, we also develop, manufacture and supply RF parts and components for base stations and repeaters. RF parts and components are essential building blocks for all forms of wireless communication products. They provide the fundamental channel for transmitting and receiving radio signals. RF parts and components can be classified into active and passive modules. Active modules contain electronic components such as transistors and diodes and require external power to operate. Their principal functions are to amplify and alter radio signals. Passive modules do not contain any electronic components. They rely on a combination of integrated circuits and magnetic fields emitted by their components to function. Their principal functions are to filter, combine and split RF signals. We produce both active and passive modules.
     Our active modules include high-linear RF power amplifiers, low-noise amplifiers, frequency-hopping modules and high-stability/low-phase noise vibrators. Among our active modules, we believe that our RF power amplifiers are distinguished by their high linearity and power efficiency standards.
     Our passive modules include filters, duplexers, multi-frequency splitters, combiners and couplers and antenna. Compared to traditional filters, our patented filters are able to generate a more powerful electromagnetic force with which to transmit microwave signals and are capable of significantly reducing the level of external and internal interference that disrupts wireless transmissions.
Base Station RF Parts and Components
     Since the fourth quarter of 2005, we have focused on developing base station RF parts and components. RF parts and components are major building blocks of base station and also the most crucial step in the manufacturing of base stations. Its costs account for more than 50% of the overall production costs of base stations. We believe the shifting of procurement for base station RF parts and components to China has become a trend and will accelerate the demand for base station RF parts and components in China, from which we expect to benefit. Since 2006 we have begun supplying base station RF modules to Alcatel Shanghai Bell Co., Ltd, ZTE Corporation and Siemens AG Communications in bulk quantities. We expect that revenues from base station RF modules to become a major revenue contributor for us in coming periods.
     Production of RF parts and components is a complex process which involves the following procedures:
•	We first go through stringent certification processes to become a certified supplier of base station equipment manufacturers. Each equipment manufacturer has its unique certification process, the principal conditions of which include production capacity, management efficacy, quality control, environment protection, and overall reputation. To date we have been certified by six major base station equipment manufacturers.

•	We next obtain technology certification from our equipment manufacturer customers and conduct product development according to the customer specifications. All of our RF products and components are customized for each client’s unique specifications.

•	We then provide samples for certification by our base station equipment manufacturer customers. We have to date developed more than 20 types of RF modules and RF subsystem products for various equipment manufacturer customers.

•	Finally, we obtain purchase orders with trial quantities and if our customers are satisfied with the trials, we will proceed to bulk production.
Repeater RF Parts and Components
     The majority of the repeater RF parts and components that we produce are used in the manufacture of our own repeaters. In 2003, we began to sell a portion of our repeater RF parts and components to other repeater equipment manufacturers. Our RF parts and components support a wide range of communication protocols including CDMA, GSM, PHS, TD-SCDMA, WCDM and other wireless communication protocols.
Production
Production Facilities
     We have production facilities in Shenzhen and Quanzhou. We plan the utilization of our production capacity based on projected orders from customers for our wireless coverage products and RF products.
     As of December 31, 2006, the production capacity and utilization rate of our Shenzhen and Quanzhou production facilities were as follows:

Production facilities	Type of products	Capacity	Utilization
		(sets per month)	(sets per month)
Shenzhen	Wireless coverage products	2,400	2,049
	RF parts and components for base stations	15,000	10,000
Quanzhou	RF parts and components for repeaters	18,000	10,700
     Shenzhen Production Facilities. Our facilities in Shenzhen of Guangdong Province have 16 production lines for the manufacture of various wireless coverage products and base station RF parts and components.
     Quanzhou Production Facilities. Our Quanzhou production facilities have six production lines, which principally produce various components of RF parts and components for repeaters. They are located in Lake Scientific and Technological Park, Quanzhou, Fujian Province.
Production Process

     Our integrated design, engineering, production and quality control capabilities enable us to customize products to meet specific customer requirements and to increase production efficiencies. To minimize component costs and enable us to implement our low cost strategy, we produce our RF parts and components with our own low-cost proprietary production process and rely on strict control of our production process. In addition, our production personnel are intensively involved in product design to ensure that production considerations are addressed early in the design process and to minimize the number of products that fail to meet our quality control standards.
     Our production processes may be divided into two primary categories and consist of numerous individual steps throughout the entire process. The categories include (1) production of our RF parts and components, and (2) production of wireless coverage products with our own RF parts and components. The production process for our RF parts and components may be generally divided into the following steps:
•	integrated circuit board processing;

•	covering and welding;

•	manufacturing and assembly;

•	testing; and

•	quality control.
     Most of our completed RF parts and components for repeaters are used in the production of our wireless coverage products. We sell our base station RF module directly to equipment manufacturers. The general steps for the production of our wireless coverage products are wiring, assembly, functional testing and quality control. After the completion of the wireless coverage products, we install the products according to the design plans approved by our customers.
     Production is highly labor intensive as it involves manual labor to assemble the modules and products. In order to produce high-quality and precise products that meet our customers’ specifications, we employ highly skilled labor. We combine various production equipment, such as spectrum analyzers, signal generators and vector network analyzers, according to our manufacturing process technologies to produce our modules and products. Only a small portion of our production processes, including integrated circuit board processing and covering and welding, is automated.
Quality Control
     We place considerable emphasis on quality control. We adhere to a strict system of quality control over our operations, from sourcing of raw materials to production, packaging and inventory storage to sale, delivery and installation. We have established various quality-control checkpoints at different stages of our production process to closely monitor the quality of our production and to ensure that our products meet all our internal benchmarks and customers’ specifications. In 2000, we were ISO9001-certified for our research and development, production and quality control processes at our research and development facilities as well as at our production facilities in Shenzhen and Quanzhou. We have also developed and now bulk produce base station RF modules that are in compliance with the European Union’s ROHS national enforcement body, which means that products that we manufacture contains the agreed levels of lead, cadmium, mercury and other chemicals. These RF modules are incorporated into base stations that are sold in Europe.
     Quality Control for Raw Materials. We purchase raw materials only from suppliers on our approved vendor list and only those suppliers that pass our assessment are admitted to our approved vendor list. Our staff in the purchasing department assess various aspects of a supplier, including its overall ability, technical capability, quality control over its production process and its financial health. In some cases, our customers require us to purchase raw materials from their approved list of suppliers. In such event, suppliers designated by our customers are also subject to our assessment and approval. Raw materials, upon delivery, are subject to incoming inspection by our quality control team. Raw materials that fail to pass our incoming inspection are returned to the suppliers. Suppliers who experience repeated returns are removed from our approved vendor list. Raw materials provided by our customers’ designated suppliers are also subject to the same incoming inspection procedures.
     Quality Control During Production. At various stages of the production process, semi-finished products are tested to ensure their quality and compliance with all internal production benchmarks before proceeding to the next stage of the production process.
     Final Testing Before Delivery. Following completion of the production process, our products are inspected and tested thoroughly to ensure that all customers’ specifications are met before our products are delivered.

     Testing at Customer Site. After completion of the installation process, we test the wireless coverage products to evaluate its performance and make adjustments to optimize its functionality. Our customers will also perform further testing of our wireless coverage products after installation.
     Warranty. For our wireless coverage products, we usually provide warranties for one to three years following the final inspection by our customers. During the warranty period, we are responsible for any quality defects in our products. For our RF parts and components, our customers will examine our products and are entitled to return any RF parts and components that do not comply with their prescribed specifications at the time of delivery. We also provide warranty ranging from one to three years during which period we provide free repairs for returned products with quality defects.
     We have established a dedicated technical service team that provides after-sale services principally to our wireless coverage customers. Our goal is to ensure that we deal with inquiries and complaints of our customers in a prompt and satisfactory manner. In cases where customers report defects of our products during our warranty period, we send technical staff to our customers’ sites to carry out repairs at no cost to the customers. We do not, however, maintain any product liability insurance. For a discussion on the risks associated with our lack of product insurance coverage, please refer to “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We maintain limited insurance coverage and any significant product liability claim could have a material and adverse effect on our financial condition.”
Research and Development
     We have strong in-house RF technology research and development capabilities. As of December 31, 2006, our in-house research and development team had 468 engineers and technicians from the wireless communication industry in China. Our key research and development experts have over 10 years of experience each in the telecommunication industry. We have two research and development facilities located in Shenzhen and Quanzhou. Our research and development activities focus on new generation RF core technology, new product development, functionality enhancement and manufacturing process improvement.
RF Technology
     RF is the fundamental technology that enables wireless telecommunications products to transmit and receive signals. Our capabilities span a wide range of RF technologies, covering the complete radio frequency from 350 MHz to 50 GHz. Our technology allows our RF-based wireless coverage products to support a wide range of communication protocols including CDMA, GSM, PHS, 3G and digital trunk communications. We have made significant innovations in a number of core RF technologies, particularly those relating to filters and power amplifiers. Our filters are able to generate a more powerful electromagnetic force with which to transmit microwave signals and significantly reduce the level of external and internal interference that disrupts wireless transmissions. Our RF power amplifiers are distinguished by their high linearity and power efficiency standards.
     In our efforts to commercialize our RF technology, we have formulated several of our own design and development standards, including those relating to filters, power amplifiers, antennas and next-generation RF integrated circuits and multiple chip module technologies. In response to the industry demand for production of small volumes of a large variety of RF parts and components, we have developed our own production techniques, such as an automatic covering technique, which manufactures these products in a more efficient manner. Furthermore, we are developing an automatic testing platform that enables us to conduct various tests throughout our production process. In addition, in the course of our research and development, we have accumulated a database of basic testing data, and have established our own integrated circuit board format, design technique, and testing and adjustment techniques.
     We devote substantial resources to the development of RF integrated circuits and multiple chip module technologies, which are regarded as new generation RF technologies. We believe that the trend in wireless communications is toward the use of higher frequency bandwidth and compact multi-functional individual wireless communication devices. In light of this trend, we are actively conducting research to explore possible ways to miniaturize our RF parts and components by using RF integrated circuits and multiple chip module technologies. RF integrated circuits products are integrated circuits that perform the same functions as RF parts and components. RF integrated circuits will be further integrated into multiple chip module components to produce new generation RF parts and components. Multiple chip module components are substantially more compact in size as compared to current forms of RF parts and components.
     Research and development expenditures for each of the three years ended December 31, 2006 were RMB16.3 million, RMB30.6 million and RMB47.7 million (US$6.1 million), respectively, representing approximately 2.9%, 4.3% and 5.7% of our revenues and 13.9%, 18.8% and 22.0% of our total operating expenses, respectively.
Research and Development Facilities
     We have two research and development facilities located in Shenzhen and Quanzhou. Our Shenzhen-based research and development facility primarily focuses on the development of fundamental RF technologies, wireless network coverage products and base station RF products. Our Quanzhou-based research and development facility focuses on the research of RF integrated circuits and multiple chip module technology and repeater RF modules.
Sales, Marketing and Key Customers
Sales and Marketing Team
     As of December 31, 2006, we had 362 sales and marketing professionals located across China in 28 offices covering 30 provinces and municipalities. We require our sales and marketing professionals to undergo extensive and ongoing training to constantly refresh their product knowledge and to keep them apprised of the latest trends and developments in the PRC wireless communication industry. Through the efforts of our sales and marketing team over the past few years, we became, as reported by Infosage Analysis, the second largest supplier of wireless coverage products and services in China in 2006.
     Because of the technical nature of our product offerings, we emphasize close collaboration between our sales and marketing team and our project design and technical service team in order to provide optimal service to our wireless coverage customers. As of December 31, 2006, we had 743 engineers and technicians on our project design and technical service team servicing these customers. These professionals perform network testing and evaluation, formulation of design plan and implementation of wireless coverage projects. We also rely on them for after-sale technical services to our wireless coverage customers.
     We also have a dedicated sales and marketing team for equipment manufacturer customers of our RF parts and components, all 14 members of which have extensive technical knowledge and are familiar with customer specifications and demands. They are also responsible for providing after-sale technical services to our equipment manufacturer customers.
     In order to encourage our sales and marketing team to pursue new business opportunities, we offer incentive bonus programs that pay performance-based, year-end cash bonuses.
Pricing
     The PRC market for wireless coverage products and services and other RF products is highly price-sensitive. In our business, prices tend to vary based on a number of factors, including:
•	type, quantity and composition of RF products;

•	internal target gross margin objectives;

•	region in which the products are sold; and

•	current market conditions, including the prevailing prices offered by our competitors.
     We typically participate in bidding to win orders for our products. We determine our pricing primarily on the basis of the above listed factors, with appropriate consideration given to the size of transaction and the significance of the business opportunity to our growth. We impose minimum requirements internally for gross profit margins in our bidding processes. We believe that economies of scale in our operations, coupled with our proprietary RF technologies and our integrated design, development, engineering and production processes, allow us to price our products and services competitively.
Key Customers
     Our two largest customers are the China Unicom group and the China Mobile group. Since 2004, we have also provided wireless coverage products and services to the China Telecom group and the China Netcom group. The following table sets forth our revenues attributable to our sales to the China Unicom group, the China Mobile group, the China Telecom group and the China Netcom group in absolute terms and as a percentage of our revenues for the periods specified:

	Year ended December 31,
	2004		2005		2006
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except for percentages)
Wireless coverage products:
China Unicom group	345.8	61.0%	322.9	45.1%	298.7	38.3	35.9%
China Mobile group	157.3	27.8	241.6	33.8	277.1	35.5	33.3
China Telecom group	19.3	3.4	69.5	9.7	89.2	11.4	10.7
China Netcom group	8.2	1.5	36.8	5.1	69.2	8.9	8.3
Overseas customers	—	—	—	—	10.0	1.3	1.2
Others	3.0	0.5	23.4	3.3	56.6	7.2	6.8

Subtotal	533.6	94.2%	694.2	97.0%	800.8	102.6	96.2%

RF products:
Equipment manufacturers	32.9	5.8%	22.1	3.1%	32.0	4.1	3.8%

Total	566.5	100.0%	716.3	100.0%	832.8	106.7	100.0%

     We interact directly with the local operational units of our national customers in our day-to-day business operations. The current procurement policies and practices of the China Unicom group, the China Telecom group and the China Netcom group allow their local operational units considerable autonomy in choosing their wireless coverage products and services. We typically contract with these local affiliates for the products and services we provide. In our sales and marketing and contractual negotiation, we treat each of these local affiliates as separate customers. With the introduction of the centralized procurement policy by China Mobile group, purchasing decisions for equipment providers will be made by the national headquarters of China Mobile group, although we will continue to contract directly with its local operational units after the decisions are made for equipment procurement.
     Although it is our business practice to interact with local affiliates separately, they are, nevertheless, under the common control of their parent company, and in our customer concentration analysis, we consider the national group each as a single customer. In some instances, procurement decisions are made by the parent company, an example of which is the centralized procurement of wireless coverage equipment by China Mobile group. There have also been instances where decisions made by one local affiliate affect the decisions of other local affiliates within the national group.
     We intend to further strengthen our relationship with the China Unicom group and the China Mobile group, and at the same time, further develop relationships with other major telecommunication operators in China, including the China Telecom group and the China Netcom group. To accomplish that goal, we have identified specific members of our sales and marketing team as our dedicated customer relationship contacts to service our existing and potential customers. Our new marketing efforts began to yield results during the first half of 2004 when we were able to generate bulk sales from the China Telecom group and the China Netcom group. In that year, we won an aggregate of approximately 400 PHS network coverage projects from the China Telecom group and the China Netcom group in over 20 provinces. In 2005, we won an aggregate of 1,149 PHS network coverage projects from the China Telecom group and the China Netcom group in 24 provinces. In 2006, we generated approximately RMB89.2 million (US$11.4 million) and RMB69.2 million (US$8.9 million) from the China Telecom group and the China Netcom group, respectively, accounting for approximately 10.7% and 8.3%, respectively, of our revenues in the year.
     For further information about our reliance on the China Unicom group and the China Mobile group, please refer to “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We derive a significant portion of our revenues from the China Unicom group and the China Mobile group and our revenues could decline significantly if either of them reduces its purchases of, or fails to pay for, our wireless coverage products and services.”
     In addition, we have become a qualified supplier of RF parts and components to six major domestic and foreign base station manufacturers, which are ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., Alcatel Shanghai Bell Co., Ltd, Huawei Technologies Co., Ltd, Siemens AG Communications and TD-Tech Ltd. We have begun bulk production for Alcatel Shanghai Bell Co., Ltd, ZTE Corporation and Siemens AG Communications in 2006.
Suppliers and Raw Materials
     The raw materials used to produce our products mainly include various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. We source most of our raw materials inside China except for some electronic components that are purchased from sales agents of foreign companies in China. We procure raw materials from companies that have satisfied our supplier review and have been selected through a competitive bidding process. Base on their products supplied to us, our suppliers are divided into three categories: core suppliers, major suppliers and general suppliers. We have established different performance criteria and scope of cooperation for each category of suppliers. All of our suppliers are subject to stringent review procedures by our team of specialists in supplier certification, which covers the areas of technology, quality, response time, pricing, environmental protection and social responsibility. We currently have nine core suppliers for our core manufacturing processes of mechanical processing, electronic plating and modules. All of these suppliers are leaders in their respective sectors and have a proven track record of supplying to globally-renowned companies. In the near future we plan to separate source the supplies of our research and development projects from those for mass production, streamline the existing organization of suppliers and establish price management systems, in order to build a company-wide logistics information platform. In some cases, our customers require us to purchase raw materials from their approved suppliers. Our raw material purchases are paid in Renminbi and typically have a credit term of 90 days. As we have an extensive list of suppliers, we do not rely on any single supplier or group of suppliers to provide any of our raw materials. In 2004, 2005 and 2006, purchases from our top five raw material suppliers accounted for approximately 25.8%, 29.1% and 19.3% of our total purchases of raw materials, respectively.
Competition
     The wireless coverage market in China is very competitive and is characterized by rapid technological advancements,

frequent development of new products, and downward pricing trends over the life of a product. In their requests for proposals, PRC telecommunication operators typically request a complete analysis and proposal for the design, installation and warranty. The provision of wireless coverage products and services requires the skills and efforts of a large number of technical personnel to put together the design plan, to supervise the installation by third parties and to provide after-sale services. Compared with international providers, PRC domestic providers have the advantage of having a lower cost base and, as such, currently dominate the market in China. According to Infosage Analysis, there were more than 70 providers of wireless coverage products and services in China as of December 31, 2006, compared to 150 as of December 31, 2005. Competition among these wireless coverage product and service providers over the past five years has resulted in the emergence of a few dominant players. According to Infosage Analysis, the top three providers of wireless coverage products and services in China were all PRC companies and included Comba Telecom Systems Holdings Limited, or Comba, Wuhan Research Institute of Posts and Telecommunications, or WRI, and us. Together, we accounted for approximately 50% of the total market share in 2006, with Comba, us and WRI representing 18.9%, 15.6% and 14.3% of the total market in terms of the contract amount, respectively.
     The competitive environment of the PRC wireless coverage market has undergone the following changes in recent years and, we expect, will continue to experience similar changes:
•	steadily increasing market demand;

•	increasing technical requirements;

•	increasing number of transmission protocols, from GSM and CDMA to other protocols such as PHS and TD-SCDMA;

•	expanding customer base, beginning with the China Mobile group and the China Unicom group, and now including new entrants, the China Telecom group, the China Netcom group and others; and

•	increasing anticipation and planning for a potential issuance of 3G licenses and the triggering of expanded market opportunities that are expected to attract new competitors to enter into the wireless coverage market.
     We believe that the key factors considered by customers when choosing a vendor for wireless coverage products and services include the vendor’s overall capabilities, such as ability to provide integrated coverage solutions, research and development capability, products quality, scope and flexibility of product offering, project design and installation capability, after-sale service capability, pricing, financial strength, as well as the customer’s previous experience and relationships with the vendor. We believe that our in-house RF technology research and development capability, our fully integrated production capability and our ability to provide integrated wireless coverage solutions to our customers give us a competitive advantage over our main competitors, Comba and WRI. On the other hand, we have a shorter operating history than both Comba and WRI and, therefore, a shorter historical relationship with the China Unicom group and the China Mobile group relative to them. In order to remain competitive and grow our business, we must strengthen our relationships with our existing customers, develop relationships with new customers and expand into new products and markets.
     The market for RF parts and components is also competitive in China. We believe the entry barrier for base station RF modules is higher compared to the entry barrier for wireless coverage products, because of higher capital requirements, longer development cycles and more stringent technical requirements. We mainly compete with Andrew Corporation, Radio Frequency Systems, Powerwave Technologies, Inc., Wuhan Fingu Electronic Technology Co., Ltd. and Mobi Antenna Technologies (Shenzhen) Co., Ltd. in China.
     In the mid- to lower-end market for RF parts and components, we and other suppliers tend to compete on speed of supply largely because customers in this market sector generally require supply on short notice. Although overseas manufacturers may have more advanced technologies, they often lack a sales network and/or sufficient technical support in China. Among domestic manufacturers, we have a competitive edge due to our strength in RF technology, our low production cost and our relatively strong financial position. To date we have become a qualified supplier of RF parts and components to six major domestic and foreign base station manufacturers, which are ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., Alcatel Shanghai Bell Co., Ltd, Huawei Technologies Co., Ltd, Siemens AG Communications and TD-Tech Ltd. Although these arrangements will stabilize our market and incentivize our research and development efforts, we do not expect them to reduce our research and development expenses.
     In addition, China has gradually lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign wireless equipment companies, such as Andrew Corporation, Sagem Communication, Allgon Mobile Communications, Inc. and Powerwave Technologies, Inc., which are significantly larger and financially stronger than us. Many of our foreign competitors have established PRC-based manufacturing facilities to lower production costs, which has further intensified price competition in the marketplace.

Property
Owned Property
     We own the land use rights to the underlying parcel of land for our Quanzhou production facilities. We own the total site area of approximately 7,591 square meters for a term of 50 years expiring on August 25, 2054. The site area consists of a gross floor area of 6,149 square meters and various ancillary structures located at Lake Scientific and Technological Park in Quanzhou City of Fujian Province in China. We occupy the property for manufacturing, research and office purposes.
     Currently, our research and development and production facilities in Shenzhen are located on properties leased from independent third parties. However, we intend to move our research and development and production facilities onto a property that we will own inside Shenzhen High Technology Industrial Park with a total site area of approximately 19,570 square meters. We executed the relevant sale and purchase agreement in January 2006 with the Shenzhen land bureau.
Leased Property
     We also lease properties for our sales offices as well as for our manufacturing, research and administrative purposes from time to time. Our leases for the properties shown in the table below generally have a term of one to four years and are due to expire between July 2006 and October 2009. Under most of our leases, we have a right of first refusal to renew them on similar terms and for similar periods as the previous contracts. The following table sets forth information of our leased properties in mainland China as of December 31, 2006:

Use purpose	Total area
(square meters)
Production	3,450.5
Production/Research and development/Office	500.0
Research and development	1,763.0
Warehouse	3,245.0
Office	16,544.6

Total	25,503.1

     Our total rental payments in 2006 were RMB16.4 million (US$2.1 million).
Intellectual Property Rights
     We rely on copyright, patent, trademark and other intellectual property law, nondisclosure agreements and technical know-how to protect our intellectual property and proprietary rights. We have entered into confidentiality and licensing agreements with our employees, suppliers and distributors. Our senior employees and employees who work in our research and development department and other technical departments are required to sign agreements acknowledging that we own the rights to all technology, inventions, trade secrets, works of authorship, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business or our property and that they must assign any ownership rights that they may claim in those works to us. As substantially all of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property.
     As of the date hereof, we have 23 registered patents and 32 pending patent applications with the Patent Office of the National Intellectual Property Office of China, including our repeaters, filters and antennas as well as W-LAN technology and products.
     We have five registered trademarks, four registered with China’s Trademark Office of the State Administration for Industry and Commerce and one registered in Hong Kong. We have also filed applications for registration of seven trademarks in China. In addition, we are the registered owner of the domain name, www.grentech.com.cn. We also own the copyright to the computer software “GrenTech Complete Internet Business Platform v4.1” which is registered in China and relates to our wireless coverage product monitoring.
     In 2004, 2005 and 2006, we generated revenues of RMB366.4 million, RMB453.6 million and RMB441.3 million (US$56.5 million), respectively, from the sales of our patented products, representing 64.7%, 63.3% and 53.0% of our revenues, respectively. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.
Insurance
     We have casualty insurance coverage on our property, our goods in transit, and our employees’ personal risks. We do not have insurance coverage on our other assets, inventories, interruption of business or product liabilities.

Employees
     As of December 31, 2006, we had a total of 2,485 full-time employees. A breakdown of our employees by function and location as of the same date is set forth below:

	Shenzhen	Quanzhou	Total
Management and administrative	349	46	395
Research and development	419	49	468
Production and quality control	323	194	517
Project design and technical service	743		743
Sales and marketing	358	4	362

Total	2,192	293	2,485
     In order to maintain quality, knowledge and skill levels of our employees, we place a strong emphasis on training. We provide training to our employees periodically, ranging from introductory training for new employees, technical training, performance enhancement training, professional enhancement training, team-building and communications training.
     As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC municipal governments in the areas where we operate. We have no obligation beyond the monthly contributions of 8% to 9% of basic staff salaries. Our contributions to the statutory retirement plans are charged to the consolidated statement of income as and when incurred. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide workplace accident insurance. The total amount of contributions we made to employee benefit plans in 2004, 2005 and 2006 was RMB4.0 million, RMB8.5 million and RMB11.7 million (US$1.5 million), respectively.
     None of our employees are currently unionized, but they have the statutory right under PRC law to join or organize workers’ unions in China. We have not experienced any significant difficulty in recruiting employees nor have had any significant staff compensation or labor disputes. We consider our relations with our employees to be good.
     We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and generally for two years thereafter.
Legal Proceedings
     We are not currently a party to any material litigation and are not aware of any pending or threatened material litigation.
Industry Regulation in China
     The PRC government regulates the various aspects of the research, development and production of radio transmission equipment and installation of wireless coverage equipment in China. MII and its counterparts in the local governments are the principal regulators of the telecommunication and related industries in China.
Research, Development and Production of Radio Transmission Equipment
     In order to engage in the research and development business for a new type of radio transmission equipment in China, an entity must file with the Radio Management Bureau of MII In order to conduct a radio transmission with equipment under research and development, the entity must set up a temporary station in accordance with relevant regulations for that purpose.
     A manufacturer of radio transmission equipment in China must file a product type certificate and a product type code for its radio transmission equipment with the Radio Management Bureau of MII. The manufacturer must mark the product type approval code on the labels of its finished equipment. Without prior authorization from the PRC government, manufacturers may not produce or sell any model of radio transmission equipment with specifications lower than those required in the approval certificate. Unless the type of radio transmission equipment has been approved by the Radio Management Bureau, the manufacturer may not produce, sell, use or advertise such equipment in China. The manufacturer may, however, produce radio transmission equipment for the export market without such approval from the Radio Management Bureau.
Connection of Radio Communication Equipment with a Public Telecommunication Network
     China has a network access license system to regulate the connection of radio communication equipment with a public telecommunication network. Without a network access license issued by MII, radio communication equipment may not be connected to a public telecommunication network or sold in China. Network access licenses have a term of three years. A manufacturer that wishes to continue production and sale of radio communication equipment beyond the three-year term may apply to extend the license for an additional three-year term. The manufacturer must affix the network access license marks on its radio communication equipment as well as on its packaging and advertising materials. The manufacturer must apply for a new network access license if there is any change to the equipment that is inconsistent with the scope of the network access license.
Installation of Wireless Coverage Equipment
     Installation of wireless coverage equipment constitutes construction work under the regulations in China. Construction companies are subject to various on-going qualification requirements and must obtain a construction enterprise qualification certificate from the relevant authorities in China.
     China classifies construction companies into three categories, namely,
•	lead project contractors,

•	specialized contractors, and

•	service subcontractors.
     A lead project contractor may carry out the entire project by itself and may subcontract ancillary work to specialized contractors or service subcontractors. Specialized contractors may carry out an entire project undertaking alone and may subcontract labor work to service subcontractors. Service subcontractors may undertake labor work from lead project contractors and specialized contractors. The PRC regulations impose different qualifications on lead project contractors, specialized contractors and service subcontractors. Each qualification is further divided into various grades in accordance with a set of specific criteria.
     Qualification certificates of construction companies are subject to the annual review and renewal. The administrative authorities have the authority to close down companies that undertake construction projects without proper qualification certificates and to impose a fine of 2% to 4% of the contract value so involved. Illegal gains so received are also subject to forfeiture. For companies undertaking projects beyond the permitted scope of their respective quality grading, the administrative authorities may stop such illegal activities and impose a fine of 2% to 4% of the contract value so involved. The government may also order offending companies to suspend and restructure their operations and downgrade their qualifications. Serious offenders may have their construction enterprise qualification certificates revoked and any illegal gains forfeited.
Our Compliance with Regulations
     Shenzhen GrenTech produces, sells and engages in research and development activities relating to RF technology and other wireless coverage products. Accordingly, Shenzhen GrenTech is required to obtain and has obtained product type approval certificate and product type approval code for radio transmission equipment issued by MII.
     Shenzhen GrenTech is the only corporate vehicle through which we conduct our business of wireless coverage products and services. Shenzhen GrenTech has obtained a construction enterprise qualification certificate and is qualified in China to engage in electronic engineering projects such as communication and integrated information network projects. We also ensure that all contractors we select for our installation work have proper construction enterprise qualification certificates.
     Shenzhen Lingxian primarily produces semi-finished RF products, which are not regarded as communication equipment under PRC law.
     Lake Microwave and Lake Communication develop, manufacture and sell RF parts and components, which are not regarded as communication equipment under PRC law.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and related notes included in this annual report on Form 20-F. The audited consolidated financial statements have been prepared in accordance with U.S. GAAP. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties.
OVERVIEW
     We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, (1) wireless coverage products, which are supplied to telecommunications operators, and (2) base station RF parts and components, which are supplied to base station equipment manufacturers.
     We have a strong in-house RF technology research and development capability. Our team of 468 researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen and Quanzhou. We have 23 registered patents and 36 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in

China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.
     Our wireless coverage products enable telecommunication operators to expand the reach of their wireless communication networks to areas with little or weak coverage, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products, as well as base station coverage extension products. To date, we have developed over 200 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, the China Unicom group and the China Mobile group. Since 2004, we have also provided a portion of our wireless coverage products and services to the China Netcom group and the China Telecom group. According to Infosage Analysis, we were the second largest provider of wireless coverage products and services in China in 2006 with an estimated market share of 15.6%. In recent years, the wireless coverage market in China has benefited from increased capital expenditures by PRC wireless operators. Further, the capital expenditures of the wireless coverage industry in China is expected to reach RMB5.6 billion in 2007, RMB5.9 billion in 2008 and RMB6.2 billion in 2009, according to Infosage Analysis. We believe that the increasing capital expenditures will afford us an opportunity to grow our revenues in the wireless coverage market.
     Our RF parts and components are supplied to base station equipment manufacturers. These customers use our RF parts and components in their base station manufacturing. To date we have become a qualified supplier of RF parts and components to six major domestic and foreign base station manufacturers, which are Huawei Technologies Co., Ltd, ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., Alcatel Shanghai Bell Co., Ltd, Siemens AG Communications and TD-Tech Ltd. We have developed over 20 types of base station RF modules. Since 2006 we have begun supplying base station RF modules to Alcatel Shanghai Bell Co., Ltd, ZTE Corporation and Siemens AG Communications in bulk quantities. With rising production costs incurred by base station equipment manufacturers, more foreign base station equipment manufacturers have chosen to procure base station RF parts and components mainly in China in order to reduce their costs. We believe the demand for base station RF parts and components will grow rapidly and our revenues from base station RF modules will become a major revenue contributor for us in coming periods.
KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
     The following are key factors that affect our financial condition and results of operations. They are important to the understanding of our business:
     Expenditures by Wireless Operators and base station equipment manufacturers
     Our business is largely dependent on the demand for our wireless coverage products and services from wireless operators in China. Accordingly, the amount of wireless network capital expenditures by our customers, especially our two largest customers, the China Unicom group and the China Mobile group, has had and will continue to have a material impact on our revenues. In addition, revenues from the sales of our RF parts and components have accounted for an increasing percentage of our sales in 2005 and 2006. As a result, we expect the growth in the domestic demand for these products will continue to drive our revenue growth.
     Highly Competitive Market
     We operate in a highly competitive and fragmented market. According to Infosage Analysis, there were over 70 providers of wireless coverage products and services in China as of December 31, 2006. The top three players, including us, accounted in aggregate for approximately 50% of the total market share in 2006. We also face increasing competitive pressure from domestic and foreign manufacturers of RF parts and components such as Andrew Corporation, Radio Frequency Systems, Powerwave Technologies, Inc., Wuhan Fingu Electronic Technology Co., Ltd. and Mobi Antenna Technologies (Shenzhen) Co., Ltd. We expect competition to intensify as new competitors enter our markets. In our industry, most of the contracts are awarded through a bidding process and customers tend to be very price-sensitive. Accordingly, the pricing decisions of our competitors directly impact our ability to secure contracts to grow our business.
     Our Business Practice with Wireless Operators and Its Implication on Our Financial Condition and Results of Operations
     We generally begin working on a wireless coverage project upon winning a bid but before signing a formal contract. Our customers are not required to pay for our products and installation services until after the signing of the formal contract, which typically takes place when we complete the initial installation of the wireless coverage products and our customer issues a completion certificate. Furthermore, our contracts with wireless operators generally provide a fixed price and permit them to pay the purchase price in installments upon the occurrence of various payment events, such as the signing of the contract, issuance of the preliminary and final inspection certificates and expiration of the warranty period. Our arrangements with our wireless operator customers are consistent with industry practices in China. As a result of these practices, an understanding of our revenue recognition policy and accounts receivable cycle is critical to the understanding of our results of operations.
     Revenue Recognition Policy and Accounts Receivable Cycle

     We derive revenues principally from the provision and sale of wireless coverage products and services and, to a lesser extent, from the sale of RF parts and components.
     We recognize revenues when:
•	the risk and rewards are transferred;

•	delivery has occurred;

•	persuasive evidence of an arrangement exists;

•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the product sale.
     Our wireless coverage product and service contracts each involve multiple service elements, consisting of delivery of wireless coverage products and installation services. As a result, we allocate revenues to each element based on the relative fair values of the individual elements, such as the sale price for the element when it is regularly sold on a stand-alone basis or third-party price for similar element. We recognize revenues attributable to the delivery of the wireless coverage products when:
•	our customer has executed and signed a sales and purchase contract;

•	our customer has issued a completion certificate to indicate its acceptance of our products;

•	we have delivered and completed the initial installation of the wireless coverage products at our customer’s premises;

•	we have an enforceable legal right to receive the amount attributable to the delivered products and such right is not contingent upon our customer’s issuances of the preliminary and final acceptance of the installation service; and

•	the risk and reward of ownership and title of the delivered products have been transferred to our customer.
     Revenues attributable to the installation service element of our wireless coverage product and service contracts is initially deferred and we recognize them only when:
•	we have rendered the services;

•	our customer has issued a preliminary inspection certificate to indicate its preliminary acceptance of the installation services we have provided;

•	we have an enforceable legal right to receive the amount attributable to the installation service element of the contract and such right is not contingent upon the issuance by our customers of the final inspection certificate of the installation service; and

•	our remaining obligation relating to our customer’s final inspection and acceptance of the installation services is considered inconsequential or perfunctory.
     Under the payment terms of our contracts and as a customary practice of the wireless coverage industry in China, we allow our customers to pay the contract amount in installments upon the occurrence of certain events, such as the signing of the sale and purchase contract and the issuance of the completion certificate, the issuance of the preliminary inspection certificate, the issuance of the final inspection certificate, and the expiration of the warranty period. The installment terms of our contracts range from six months to three years. On a weighted average basis, under our contracts, we receive approximately 43% of the contract value upon the signing of the contract and the issuance of the completion certificate, approximately 38% upon the issuance of the preliminary inspection certificate, approximately 16% upon the issuance of the final inspection certificate and approximately 3% upon the expiration of the warranty period. To the extent revenue recognized under a contract is not yet paid, we record it as an account receivable. We record the portion of the amounts due under our contract payment terms in excess of the revenue recognized as deferred income, which is included in other payables. We classify amounts due under our contracts beyond one year as long term accounts receivable and we discount them at the prevailing interest rate as published by the People’s Bank of China, the PRC central bank. We have not experienced any material credit losses on our wireless coverage product and service contracts. We make provisions for estimated settlement discounts we may provide to our customers and record them as a reduction in revenues in the same period when we recognize such revenues. We base our provisioning for estimated settlement discounts on our best estimate of the amount of discounts we may provide to customers as an incentive to them to promptly settle the contract amounts in light of historical settlement experience. In addition, we will review our settlement discounts periodically to ascertain that these settlement discounts are sufficient but not excessive.
     Our settlement discounts amounted to RMB1.4 million in 2004. We wrote back RMB6.8 million and RMB5.1 million (US$0.7 million) in 2005 and 2006 respectively. We sold an aggregate of RMB117.7 million (US$15.1 million) of our accounts receivable to banks in 2006. Our sale of accounts receivable was with limited-recourse where we receive 100% of the face value of accounts receivable sold, net of bank fees. We must, however, keep at the bank a time deposit as a pledge in the amount of 20% of the aggregate accounts receivable we sold to the bank that remain unsettled by our customers at all times. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for additional information on our accounts receivable position and our receivable selling arrangements. See “— Revenues — Provision of Wireless Coverage Products and Services” for additional discussions on our policy of recognizing wireless coverage products and services revenues. The gap of time between our recognition of revenues and the occurrence of various payment events has created a long accounts receivable cycle. The time difference between payment events typically ranges from six months to three years. In addition, our accounts receivable cycle can be further lengthened if our customers do not promptly make installment payments upon the occurrence of the related payment events.
     We recognize revenues from the sale of stand-alone RF parts and components when the risk and reward of ownership and title of these parts and components and products have been transferred to our customers, which typically coincides with delivery and acceptance of these parts and components and products by our customers.
     Liquidity Concern Arising out of Our Accounts Receivable Cycle and Revenue Cycle
     Our contract practice described above has resulted in a significant working capital demand for the operation of our business. This includes, among other things, a substantial build-up of inventories, in particular, finished goods, and long accounts receivable cycle. Our revenue cycle also impacts our liquidity needs. We tend to recognize more revenues and collect most of them during the fourth quarter of the year. In 2004, 2005 and 2006, our collections in the fourth quarter constituted 54.5%, 53.0% and 53.8% of our total collections during the respective years. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of a year and typically deliver and install much more during the third and fourth quarters. As a result of our revenue cycle and our long accounts receivable cycle, we tend to have more working capital toward the end of the year and the first part of the subsequent year and tend to have less working capital during the middle part of the year, especially the third quarter. Our ability to rely on cash generated from our operations to finance our working capital and other needs of our operations is therefore substantially limited. Accordingly, we are highly dependent on bank financing and the sale of accounts receivable to fund our working capital requirements and to support our liquidity. Historically, we have principally relied on short-term bank loans to finance our working capital needs. As of December 31, 2004, 2005 and 2006, we had an aggregate of RMB164.8 million, RMB160.6 million and RMB336.1 million (US$43.1 million), respectively, of short-term bank loans outstanding. As of December 31, 2006, we had an aggregate of RMB479.4 million (US$61.4 million) in short-term bank loans and bills payable facilities, of which RMB336.1 million (US$43.1 million) in bank loans had been drawn and RMB50.4 million (US$6.5 million) in bills payable had been utilized. As of December 31, 2006, RMB52.8 million (US$6.7 million) in bank loans and RMB40.1 million (US$5.1 million) in bills payable remained committed but not yet drawn or utilized. In addition, as of the same date, we had accounts receivable selling arrangements in the aggregate of RMB420.0 million (US$53.8 million), of which RMB161.8 million (US$20.7 million) had been drawn and RMB258.2 million (US$33.1 million) remained committed but not yet utilized. Utilization of the unutilized bill payables facilities and account receivable selling arrangements requires pledge of bank deposit in an amount equal to 30% and 20% respectively of the amount to be utilized. We expect to continue to rely on bank loans, including bills payable, and the sale of our accounts receivable to finance our working capital needs as we grow our business. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for a discussion on our accounts receivable position and our bank borrowing and receivable selling arrangements.
     Significant Quarterly Fluctuations of Our Results of Operations
     We have historically generated substantially less revenues in the first quarter of a year. Our customers usually perform completion inspections, issue completion certificates and sign sale and purchase contracts with us for the vast majority of our projects in the last two weeks of June and December each year. This is because our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment, and their work is performed in accordance with their internal annual and semi-annual project management processes. As a result, our customers prefer performing completion inspections and signing contracts for all installed projects at the same time. Our principal customers are publicly traded companies and their project management process is also influenced by their semi-annual reporting obligations. As a result, our revenues in the first quarter are much less than the second quarter, and our revenues in the third quarter are much less than the fourth quarter. We have therefore historically reported net losses in the first and third quarters, reflecting a combination of (1) the increased costs of performing our ongoing wireless coverage contracts as a result of the growth in volume of contracts and (2) lower levels of revenues generated during the first and third quarters. In 2004, 1.5%, 41.1%, 8.3% and 49.1% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported net losses of RMB20.7 million and RMB7.7 million in the first and third quarters, respectively. In 2005, 1.2%, 24.3%, 21.8% and 52.7% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB32.3 million in the first quarter. In 2006, 1.8%, 21.6%,

22.5% and 54.1% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB35.7 million (US$4.6 million) in the first quarter. As the volume of our contracts grows, we expect to continue to generate losses, particularly in the first quarter when revenue levels have been historically low. You should read “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We historically recognized significantly lower revenues in the first quarter, which sometimes resulted in net losses in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses” for additional disclosure.
     The following table sets forth our unaudited consolidated statements of income data for each of the 12 quarters ended December 31, 2006:

	Three months ended
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006	2006	2006
						(in thousands of RMB)
Revenues	8,624	233,089	46,814	277,977	8,272	173,888	156,042	378,068	14,796	179,976	187,729	450,294
Cost of revenues	(4,144)	(95,693)	(19,850)	(122,243)	(3,871)	(73,807)	(75,915)	(174,471)	(6,787)	(90,505)	(98,659)	(241,089)
Gross profit	4,480	137,396	26,964	155,734	4,401	100,081	80,127	203,597	8,009	89,471	89,070	209,205
Operating expenses:
Research and development costs	(4,325)	(3,468)	(3,842)	(4,691)	(5,820)	(6,935)	(7,455)	(10,406)	(8,393)	(8,306)	(13,882)	(17,090)
Sales and distribution expenses	(13,003)	(16,324)	(18,594)	(23,114)	(19,566)	(23,078)	(25,980)	(22,865)	(24,138)	(26,606)	(25,905)	(36,299)
General and administrative expenses	(6,847)	(7,397)	(7,920)	(7,580)	(9,846)	(9,015)	(10,407)	(11,789)	(11,109)	(10,967)	(11,377)	(22,491)

Total operating expenses	(24,175)	(27,189)	(30,356)	(35,385)	(35,232)	(39,028)	(43,842)	(45,060)	(43,640)	(45,879)	(51,164)	(75,880)

Operating income/(loss)	(19,695)	110,207	(3,392)	120,349	(30,831)	61,053	36,285	158,537	(35,631)	43,592	37,906	133,325
Other (expense)/income
Interest income	463	1,008	924	1,611	583	1,127	371	1,132	859	5,761	8,108	4,458
Interest expense	(6,300)	(13,016)	(7,029)	(13,047)	(5,438)	(11,253)	(10,104)	(9,310)	(8,897)	(6,369)	(4,063)	(8,697)
Investment income	5	894	—	—	—	159	—	—	238	—	—	—
Foreign currency exchange gain/(loss)	—	—	—	—	—	—	—	5,584	1,101	—	(6,333)	(4,643)
Grant income	150	—	100	466	—	100	250	16,382	127	100	—	7,443

Total other (expense)/income	(5,682)	(11,114)	(6,005)	(10,970)	(4,855)	(9,867)	(9,483)	13,788	(6,571)	(508)	(2,288)	(1,439)

Income/(loss) before income tax benefit/(expense) and minority interests	(25,377)	99,093	(9,397)	109,379	(35,686)	51,186	26,802	172,325	(42,202)	43,084	35,618	131,885
Income tax (expense)/benefit	4,188	(3,629)	1,551	(18,130)	2,728	(7,449)	(7,093)	(14,283)	5,931	(3,583)	(5,043)	(15,582)
Income/(loss) before minority interests	(21,189)	95,464	(7,846)	91,249	(32,958)	43,737	19,709	158,042	(36,271)	39,501	30,575	116,303
Minority interests, net of tax	447	(5,379)	127	(6,312)	655	(3,276)	(1,443)	(3,022)	533	(68)	162	(1,894)
Net Income/(loss)	(20,742)	90,085	(7,719)	84,937	(32,303)	40,461	18,266	155,020	(35,738)	39,433	30,737	114,410
Dividends, accretion to redemption value and of foreign currency rate movements on mandatorily redeemable convertible preference shares	(877)	(878)	(877)	(877)	(904)	(903)	166	(787)	(909)	360	—	—
Net Income/(loss) available to ordinary shareholders	(21,619)	89,207	(8,596)	84,060	(33,207)	39,558	18,432	154,233	(36,647)	39,793	30,737	114,410
     We anticipate that we will continue to experience significant fluctuations in revenues, cost of revenues and other results of operations from quarter to quarter during any year if our wireless communication operator customers continue their current contract practice in the future. This quarterly fluctuation of revenues and operating results has affected and is likely to continue to affect our cash flow and working capital positions.
Revenues
     We derive our revenues from the provision of wireless coverage products and services and, to a lesser extent, the sale of RF parts and components. We expect that our revenues attributable to our RF parts and components will continue to increase in the future as we continue to launch new products and modules and as we expect the market demand for our parts and components to continue to grow.

     The following table sets forth our revenue contribution by revenue source and as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
			(in millions, except for percentages)
Wireless coverage solutions
Sale of wireless coverage products	503.9	88.9%	614.5	85.8%	679.6	87.1	81.6%
Installation services	30.1	5.3	69.3	9.7	108.9	14.0	13.1
RF parts and components	32.9	5.8	22.0	3.1	32.0	4.1	3.8
(Provision)/write back for settlement discounts	(1.4)	(0.2)	6.8	0.9	5.1	0.6	0.6
Others	1.0	0.2	3.7	0.5	7.2	0.9	0.9
Total	566.5	100.0%	716.3	100.0%	832.8	106.7	100.0%
     Provision of Wireless Coverage Products and Services. The provision of wireless coverage products and services has historically been the single largest contributor to our revenues, and we expect this trend to continue in the near future. Our wireless coverage products and services contracts each involve multiple service elements, consisting of delivery of wireless coverage products and installation services. Our wireless coverage products include repeaters, trunk amplifiers, base station amplifiers and tower amplifiers, all of which we develop and manufacture in-house. Our wireless coverage products also include various accessories such as coaxial cables and antennas for installation. These accessories are purchased from third-party vendors. In 2004, 2005 and 2006, accessories included as a part of our product sales accounted for approximately 29.8%, 26.4% and 33.9% of our revenues, respectively.
     We provide most of our wireless coverage products and services to two major customer groups, the China Unicom group and the China Mobile group. Since 2004, we have also provided wireless coverage products and services to PHS networks of the China Telecom group and the China Netcom group. Despite our efforts to diversify our customer base, we expect the China Mobile group and the China Netcom group will continue to be our largest revenue contributors in the near future. Although we do not believe that the telecommunication operators in China will significantly reduce their investments in wireless coverage products and services in the near future under normal circumstances, the much reported potential restructurings of the PRC telecommunication industry, however, could materially disrupt or slow down investment plans of the operators subject to such restructurings.
     Sale of RF Parts and Components. Our RF parts and components include RF parts and components for base stations and repeaters. We consume a substantial portion of our repeater RF parts and components internally for incorporation into our wireless coverage products. In 2003, we began selling a portion of our repeater RF parts and components to third-party customers, such as wireless coverage equipment manufacturers and wireless operators. During the fourth quarter of 2005, we begun to develop base station RF parts and components. We are the qualified supplier of base station RF parts and components to six major domestic and foreign base station manufacturers, which are ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., Alcatel Shanghai Bell Co., Ltd, Huawei Technologies Co., Ltd, Siemens AG Communications and TD-Tech Ltd. We have begun bulk production for ZTE Corporation, Alcatel Shanghai Bell Co., Ltd and Siemens AG Communications in 2006. Our sales of RF parts and components amounted to RMB32.9 million in 2004, RMB22.0 million in 2005 and RMB32.0 million (US$4.1 million) in 2006. We recognize revenues from the sale of RF parts and components at the time of transfer of the risks and rewards of ownership of these products, which coincides with our delivery of the products and transfer of title.
Cost of Revenues
     Our cost of revenues consists of our cost of hardware and cost of related services. Our cost of revenues increased from RMB241.9 million in 2004 to RMB328.1 million in 2005 and RMB437.0 million (US$56.0 million) in 2006. Our cost of revenues as a percentage of revenues was 42.7%, 45.8% and 52.5% in 2004, 2005 and 2006, respectively. Although we expect unit production cost to continue to decrease in the future, we expect our cost of revenues as a percentage of revenues to continue to increase in the near future primarily because we expect that the unit pricing of our products will decrease as a result of intense market competition, a downward pricing trend over the life of our maturing products, and an increasing percentage of the lower-margin products in our overall product mix.
     The following table sets forth our cost of revenues contribution by category and as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
		(in millions, except for percentages)
Cost of hardware	220.4	91.1%	277.3	84.5%	352.8	45.2	80.7%
Cost of services	21.5	8.9	50.8	15.5	84.2	10.8	19.3
Total	241.9	100.0%	328.1	100.0%	437.0	56.0	100.0%
     Cost of Hardware. Cost of hardware includes our direct cost in manufacturing our wireless coverage products and RF parts and components, depreciation and amortization, purchase costs of raw materials and outsourced ancillary products from suppliers and manufacturers, as well as overhead such as compensation, bonuses and travel expenses of our own engineers and technicians engaged in the production process of our wireless products. Our cost of hardware also includes allowance for warranties. We accrue estimated warranty costs that we expect to incur during the warranty periods when we are required to provide free repair and replacement for defectively installed products. Our warranties generally extend for a period of 12 months to three years. We determine our allowance for warranties charged to expense in 2004, 2005 and 2006 amounted to 1.4%, 1.3% and 0.9%of our revenues, respectively. Our actual warranty expenditures in 2004, 2005 and 2006 were RMB5.7 million, RMB9.5 million and RMB7.7 million (US$1.0 million), respectively.
     Cost of Services. Our cost of services primarily includes costs that we incur to hire third parties to install our wireless coverage products.
Operating Expenses
     Our operating expenses consist of research and development costs, sales and distribution expenses and general and administrative expenses. In anticipation of our increased selling efforts, our increased research and development during the next few years for our base station RF parts and components, 3G-related products and services and our additional requirements as a public reporting issuer in the United States, we expect our operating expenses to increase, but we cannot accurately quantify these increases at this time. The following table sets forth our operating expenses contribution by category and as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Research and development costs	16.3	13.9%	30.6	18.8%	47.7	6.1	22.0%
Sales and distribution expenses	71.0	60.6	91.5	56.1	113.0	14.5	52.2
General and administrative expenses	29.8	25.5	41.1	25.1	55.9	7.2	25.8
Total operating expenses	117.1	100.0%	163.2	100.0%	216.6	27.8	100.0%
     Research and Development Costs. These include the remuneration of our research and development staff, depreciation and maintenance expenses for research and development equipment, raw material costs and rental costs for premises used for our research and development activities. Our research and development costs are expensed as incurred. We incur research and development costs primarily in connection with the development of RF parts and components and wireless coverage products, including 3G-related products and RF technology. Our research and development costs accounted for 2.9%, 4.3% and 5.7% of our revenues in 2004, 2005 and 2006, respectively. We expect our research and development costs to continue to increase as a percentage of revenues in the near future as we plan to hire additional research and development staff and purchase additional equipment primarily to develop RF technology and new products.
     Sales and Distribution Expenses. These include marketing and promotion expenses, remuneration and expenses of our sales staff, the operational expenses of our marketing offices and a portion of our freight costs. Our sales and distribution expenses accounted for 12.5%, 12.8% and 13.6% of our revenues in 2004, 2005 and 2006, respectively. We expect our sales and distribution expenses as a percentage of our revenues to increase in the near future because we intend to develop and expand our base station RF parts and components, 3G and other new product markets and to extend our market reach overseas. Our current sales and marketing plans continue to focus on the PRC wireless operators, especially those expected to use our 3G wireless coverage product offerings. We are also expending a portion of our marketing resources, including hiring of additional marketing staff, to increase our sales of RF parts and components to base station equipment manufacturers. We intend to carefully evaluate the cost and benefit associated with any of our overseas market expansion activities and do not currently expect any material increases in our sales and distribution expenses as a result of our overseas expansion plan.
     General and Administrative Expenses. This expense category includes the remuneration of administrative staff, daily operational expenses, depreciation of fixed assets and allowance for accounts receivable. Our general and administrative expenses accounted for 5.2%, 5.7% and 6.7% of our revenues in 2004, 2005 and 2006, respectively. We make allowance for accounts receivable to the extent that we consider the collection of such accounts receivable to be doubtful. Our accumulated allowance for doubtful accounts as of each of December 31, 2004, 2005 and 2006 accounted for 0.6% of our gross accounts receivable. We expect our general and administrative expenses to increase moderately as a percentage of our revenues in the near future as we hire additional personnel and incur additional costs in connection with the expansion of our business. We intend to carefully evaluate the cost and benefit associated with any of our overseas expansion activities and do not currently expect any material increases in our general and administrative expenses as a result of our overseas expansion plan. Furthermore, as a public reporting issuer in the United States, we incurred approximately RMB8.6 million (US$1.1 million) in expenses relating to the improvements to our internal control procedures in order to achieve compliance with requirements of the Sarbanes-Oxley Act.
Interest Expense
     Our interest expense primarily consists of (1) interest that we incur in bank borrowings, (2) fees and discount charges incurred in connection with the sale of our accounts receivable, (3) finance charges we incur on bills financing and (4) interest payable under the exchangeable bonds issued by several of our ordinary shareholders to our preference shareholders with us as the guarantor of such bonds. We incurred less interest expense in 2006 compared to 2004 and 2005 because we used a portion of our net proceeds of our initial public offering to fund our working capital needs. In addition, we were no longer required to accrue interest expense with respect to the exchangeable bonds as those bonds were exchanged into existing ordinary shares held by our ordinary shareholders upon the completion of our initial global offering.
     Our bills financing include bills payable issued by us and acceptance drafts issued by our financing banks in favor of our vendors and suppliers as payments for goods and services we purchase from them, and bills receivable discount facilities. Our bills payable allow our vendors and suppliers to receive payments in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount outstanding under each bill payable to the bank on or prior to the stipulated presentation date. The aggregate amount of bills payable that may be outstanding to our credit from time to time is subject to the total line of credit established in our credit facility agreements with our banks. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China.
     The table below sets forth the components of our interest expense for the periods indicated:

	Year ended December 31,
	2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Bank loan interest	5,534	9,290	13,709	1,757
Receivable discounting fee	14,966	11,076	8,666	1,110
Financial charges on bills financing	4,590	1,043	1,082	139
Interest on exchangeable bonds(1)	13,706	14,117	3,341	428
Others(2)	596	579	1,228	157
Total	39,392	36,105	28,026	3,591

(1)	In 2003, several of our ordinary shareholders, including Guoren Industrial, HXY Investments and Drag Investments, issued an aggregate of US$20.7 million of 5% exchangeable bonds to our preference shareholders, Actis China, Standard Chartered Private Equity and JAFCO, which bonds are exchangeable into our ordinary shares held by these ordinary shareholders. These exchangeable bonds are redeemable at an amount equal to their principal amount plus 8% interest. Because we guarantee the bonds, we have accounted for the interest payment obligation on the exchangeable bonds as our obligation. These exchangeable bonds were exchanged into ordinary shares held by our ordinary shareholders upon the completion of our initial global offering in 2006.

(2)	Others mainly consist of bank fees.
Income Tax Expense
     In general, our subsidiaries established in the Shenzhen Special Economic Zone were subject to an income tax rate of 15% while our subsidiaries established in other areas of China were subject to an income tax rate of 27% or 33% during the three years ended December 31, 2006. Shenzhen GrenTech, our principal operating subsidiary, was exempted from the PRC income tax for two years starting from its first profit-making year after offsetting available tax losses carried forward from prior years. After the two years of tax exemption, it received a 50% reduction of its regular income tax liabilities in the three years thereafter. The Shenzhen tax authorities determined that the first profit-making year of Shenzhen GrenTech was 2001. For the year ended December 31, 2006, the income tax rate applicable to Shenzhen GrenTech was 7.5%. For more details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—If we lose certain government tax concessions, our profitability may be materially and adversely affected.”
Minority Interests, Net of Tax
     Minority interests, net of tax, represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. These subsidiaries include Shenzhen Lingxian, Lake Communication and Lake Microwave.
Critical Accounting Policies
     We prepare financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, to disclose contingent assets and liabilities on the date of the financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.
     Revenue Recognition. We derive revenues from the provision of wireless coverage products and installation services, and, to a lesser extent, the sale of RF parts and components. We recognize revenues when we consider the following criteria met:
•	the risk and rewards are transferred;

•	delivery has occurred;

•	persuasive evidence of an arrangement exists;

•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the product sale.
     Our sale of wireless coverage products is accounted for as a unit of accounting that is separate from our provision of installation services. Our installation services include initial installation, connection of the products to the customers’ base stations and subsequent testing of the connection. We recognize revenues from provision of installation services when we have rendered the services in full and received the preliminary inspection certificate. We generally use our contracts to determine the existence of an arrangement. We regard our products to be rendered and accepted upon issuance of the completion certificate, and regard our installation services to be delivered and accepted upon issuance of the preliminary inspection certificate. Our sale and purchase contracts are generally fixed-fee arrangements although they permit our customers to settle the contract sum in installments upon occurrence of various payment events. We assess collectibility based primarily on the creditworthiness of the customer as determined by our credit checks and analysis as well as by the customer’s payment history.
     A wireless coverage product and service contract involves multiple service elements consisting of delivery of wireless coverage products and the provision of installation services. We allocate the entire fee from the arrangement to each element based on objectively determined fair value, such as sale price for the component when it is regularly sold on a stand-alone basis or third-party price for similar component. In addition, our sale and purchase contracts for wireless coverage products and services typically contain separate pricing for our products and our installation services. Changes in the elements of an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of our revenue recognition.
     When we recognize our revenues from the provision of wireless coverage products and services, we also deduct an estimated settlement discount that we may give to our customers in the future. The settlement discount is based on our past billing and collection experience with our customers and our negotiation with customers. We determine such discount separately on a contract by contract basis. If actual settlement discounts made differ from our estimates, an additional provision or write back is made upon settlement.
     In 2004, our settlement discounts amounted to RMB1.4 million. In 2005 and 2006, we wrote back RMB6.8 million and RMB5.1 million (US$0.7 million), respectively, as our customers did not make earlier settlements in response to our offer of settlement discounts.
     Allowance for Doubtful Accounts. Our wireless coverage customers pay by installments, creating long accounts receivable cycles. We provide for an allowance for doubtful accounts based on our best estimate of the amount of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by taking into account factors such as historical experience, age of the accounts receivable balances and economic conditions. We have not written off any significant bad debts since our inception in 1999 largely due to the strong credits of our wireless operator customers as well as our close monitoring and management of our accounts receivable.
     Inventories. Our inventories comprise raw materials, work in progress and finished goods. We state our inventories at the lower of cost or market value. We determine the cost of our inventories by using the weighted average cost method. Cost of work in progress and finished goods consists of direct materials, direct production cost and a proportional allocation of our production overhead. We determine the net realizable value of our inventories on the basis of anticipated sales proceeds less estimated selling expenses. At each balance sheet date, we identify inventories that are worth less than cost and write them down to their net realizable value and the difference is charged to our cost of revenues of that year. The amounts of write-down of inventories to net realizable value as of December 31, 2005 and 2006 were RMB0.5 million and RMB0.7 million (US$0.1 million), respectively. These write-downs related to RF parts and components in our inventory. We did not make any inventory write-downs in 2004.
     Finished goods make up the majority of our inventories. Our high level of finished goods is primarily the result of the way we recognize our revenues from our provision of wireless coverage products and services. Our revenue recognition policy requires us to expense our finished goods in inventory at the point when the sale of products has been recognized as revenue. As a result, a considerable portion of our finished goods represents products that were delivered to our customers’ sites pending initial installation or that were installed pending the issuance of completion certificates and the signing of the sale and purchase contracts. These finished goods amounted to RMB156.8 million, RMB186.7 million and RMB233.9 million (US$30.0 million) as of December 31,

2004, 2005 and 2006, respectively. Also included in finished goods are deferred installation costs related to wireless coverage products delivered and installed for which the related preliminary inspection certificates have not been issued at the respective year-end dates. We deliver our finished goods to our customers’ sites in accordance with the bids we won and the project designs approved by our customers. You should read “Business — Our Wireless Coverage Products and Services — Our Sales Cycle — Contract Signing” for additional information and analysis on our bidding and contracting practice. In addition, we control our installation costs by entering into fixed-price contracts with our installation contractors for wireless coverage products.
     Allowance for Warranties. We account for estimated warranty cost as part of our cost of revenues at the time we recognize related revenues. We accrue estimated warranty costs that we may incur during the warranty periods when we are required to provide free repair and replacement for defectively installed products. Our warranties generally extend for a period of 12 months to three years. We determine our allowance for warranties primarily based on historical trends of warranty costs adjusted for specific conditions that may arise under each contract and the number of contracts under warranty at each financial year-end. Although we believe that the level of our allowance for warranties is appropriate, actual claims incurred in the future could differ from our estimates.
     Valuation of Long-lived Assets. We review periodically the carrying amounts of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. When such a decline has occurred, we adjust the carrying amount to the estimated fair value. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance in the remaining life can be recovered through undiscounted future cash flows. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by discounting forecasted operating cash flow or market value if readily determinable. Changes in estimates could have a major impact on the assessment of the value of our assets and could require us to book additional impairments.
Results of Operations
     The following table sets forth our results of operations as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2004	2005	2006
Revenues	100.0%	100.0%	100.0%
Cost of revenues	(42.7)	(45.8)	(52.5)
Gross profit	57.3	54.2	47.5
Operating expenses:
Research and development costs	(2.9)	(4.3)	(5.7)
Sales and distribution expenses	(12.5)	(12.8)	(13.6)
General and administrative expenses	(5.2)	(5.7)	(6.7)
Total operating expenses	(20.6)	(22.8)	(26.0)
Operating income	36.7	31.4	21.5
Other (expense)/ income:
Interest income	0.7	0.4	2.3
Interest expense	(7.0)	(5.0)	(3.4)
Investment income	0.2	—	—
Foreign currency exchange gain/(loss)	—	0.8	(1.2)
Grant income	0.1	2.3	0.9
Total other (expense)/income	(6.0)	(1.5)	(1.3)
Income before income tax expense and minority interests	30.7	29.9	20.2
Income tax expense	(2.8)	(3.6)	(2.2)
Income before minority interests	27.9	26.3	18.0
Minority interests, net of tax	(2.0)	(1.0)	(0.2)
Net income	25.9	25.3	17.9
Dividends, accretion to redemption values and foreign exchange rate movements on mandatorily redeemable convertible preference shares	(0.6)	(0.5)	(0.1)
Net income available to ordinary shareholders	25.3%	24.8%	17.8%
2006 compared to 2005
     Revenues. Our revenues increased by RMB116.5 million, or 16.3%, to RMB832.8 million (US$106.7 million) from RMB716.3 million in 2005. The increase in 2006 was primarily attributable to increased sales of wireless coverage products to the China Mobile group, the China Telecom group and the China Netcom group. Our sales to the China Mobile group in 2006 increased by RMB35.5 million (US$4.5 million), or 14.7%, over our sales to that group in 2005; our sales to the China Telecom group in 2006 increased by RMB19.7 million (US$2.5 million), or 28.3%, over our sales to that group in 2005; and our sales to the China Netcom group in 2006 increased by RMB32.4 million (US$4.2 million), or 88.0%, over our sales to that group in 2005. During the same period, our sales to the China Unicom group in 2006 decreased by RMB24.2 million (US$3.1 million), or 7.5%. Our sales of wireless coverage products to the China Telecom group and the China Netcom group consisted of PHS products. These two fixed-line telecommunication operators have not been licensed to own or operate any GSM or other wireless networks. In addition, our sales of RF parts and components in 2006 increased by RMB10.0 million (US$1.3 million), or 45.5%, compared to 2005. Revenues from overseas sales of wireless coverage products in the amount of RMB10.0 million (US$1.3 million) further contributed to our overall revenue growth.
     Cost of Revenues. Cost of revenues increased by RMB108.9 million (US$14.0 million), or 33.2%, to RMB437.0 million (US$56.0 million) in 2006 from RMB328.1 million in 2005, compared to an increase of 16.3% in our overall revenues. The increase in cost of revenues was primarily attributable to an increase of RMB75.5 million, or 27.2%, in our cost of hardware during this period. Our cost of service also increased by RMB33.4 million (US$4.3 million), or 65.7%, from RMB50.8 million in 2005 to RMB84.2 million (US$10.8 million) in 2006. The increase in our overall cost of revenues primarily reflects the increase in the total number of units sold.
     Gross Profit. As a result of the foregoing, gross profit increased by 1.9% to RMB395.8 million (US$50.7 million) in 2006 from RMB388.2 million in 2005. Gross profit margin in 2006 decreased to 47.5% from 54.2% in 2005, primarily reflecting a decrease in the average selling price of our products, which was in turn attributable to (1) the declining unit price of certain of our maturing products and (2) an increasing percentage of lower-margined products such as PHS products and RF parts in our overall product offerings.
     Research and Development Costs. Our research and development costs increased by RMB17.1 million, or 55.7%, to RMB47.7 million (US$6.1 million) in 2006 from RMB30.6 million in 2005, principally reflecting an increase of RMB11.7 million (US$1.5 million) in salary and compensation for our research staff. We added additional personnel to our research team in 2006 to focus on the development of RF parts and components and 3G products.
     Sales and Distribution Expenses. Sales and distribution expenses increased by RMB21.4 million, or 23.5%, to RMB112.9 million (US$14.5 million) in 2006 from RMB91.5 million in 2005. The increase was primarily attributable to an increase in remuneration for our sales and marketing staff of RMB10.3 million (US$1.4 million), which principally reflects the additional sales personnel that were hired in 2006 and increases in the remuneration for certain sales personnel in order for us to better attract and retain talents. Marketing expenses increased by RMB3.6 million (US$0.5 million) and telecommunications costs increased by RMB3.2 million (US$0.4 million) in 2006, also reflecting the hire of additional sales personnel and the expansion of our business volume.
     General and Administrative Expenses. General and administrative expenses increased by 36.3% to RMB55.9 million (US$7.2 million) in 2006 from RMB41.1 million in 2005. The increase in general and administrative expenses was primarily attributable to expenses relating to the enhancement in our internal control system over financial reporting, as well as increases in legal, auditing, consulting and other logistical expenses related to our initial public offering in 2006.
     Operating Income. As a result of the foregoing, our operating income decreased by 20.4% to RMB179.2 million (US$23.0 million) in 2006 from RMB225.0 million in 2005. Our operating margin in 2006 was 21.5% compared to 31.4% in 2005.
     Other Expense/Income. Our interest income increased to RMB19.2 million (US$2.5 million) in 2006 from RMB3.2 million in 2005 primarily due to the increased amount of deposit and increases in interest rates. Our interest expense decreased to RMB28.0 million (US$3.6 million) in 2006 from RMB36.1 million in 2005 primarily resulting from the conversion of our exchangeable bonds to equity at the time of our initial public offering in March 2006. We also reported a foreign currency exchange loss of RMB9.9 million (US$1.3 million) primarily due to appreciation of the Renminbi in 2006. Our other income included the net investment income from our equity investments of approximately 4.7% in Quanzhou Commercial Bank. Our investment income increased by RMB0.1 million (US$0.01 million) during this period. Grant income decreased to RMB7.7 million (US$1.0 million) in 2006 from RMB16.7 million in 2005 as the number of our projects eligible for government subsidies decreased in 2006.
     Income Tax Expense. In 2006, we recognized an income tax expense of RMB18.3 million (US$2.3 million) as compared to RMB26.1 million in 2005. Our income tax expense decreased by RMB7.8 million (US$1.0 million) from 2005 to 2006 in part due to a decrease in our profit before tax and, to a smaller extent, a decrease in the profit before tax of certain of our subsidiaries that were subject to an income tax rate ranging from 27% to 33%. As a result, our effective tax rate reduced to 10.9% in 2006 from 12.2% in 2005.
     Minority Interests. Minority interests were RMB1.3 million (US$0.2 million) in 2006, as compared to RMB7.1 million in 2005. This decrease was due to a decrease in profit before tax of certain subsidiaries as well as a decrease in equity interest from 10% to 1% held by the minority shareholder in Shenzhen Lingxian since 2005.

     Net Income. As a result of the foregoing, our net income decreased by 18.0% to RMB148.8 million (US$19.1 million) in 2006 from RMB181.4 million in 2005.
     Dividends, Accretions to Redemption Values and Foreign Exchange Rate Movements on Mandatorily Redeemable Convertible Preference Shares. In April 2006, our directors declared dividends totaling RMB0.5 million (US$0.1 million) to holders of our mandatorily redeemable convertible preference shares. In addition, accretion of our mandatorily redeemable convertible preference shares to redemption value was RMB0.4 million (US$0.05 million) up to the conversion of the shares in April 2006.
2005 compared to 2004
     Revenues. Our revenues increased by 26.4% to RMB716.3 million (US$88.8 million) in 2005 from RMB566.5 million in 2004. The increase in 2005 was primarily attributable to our increased sales of wireless coverage products as a result of sales and marketing efforts targeted at the China Mobile group, the China Telecom group and the China Netcom group in 2005. Our sales to the China Mobile group in 2005 increased by RMB84.3 million (US$10.4 million), or 53.6%, over our sales to that group in 2004; our sales to the China Telecom group in 2005 increased by RMB50.2 million (US$6.2 million), or 260.1%, over our sales to that group in 2004; and our sales to the China Netcom group in 2005 increased by RMB28.6 million (US$3.5 million), or 348.8%, over our sales to that group in 2004. Our sales of wireless coverage products to the China Telecom group and the China Netcom group consisted of PHS products. These two fixed-line telecommunication operators have not been licensed to own or operate any GSM or other wireless networks. Our sales to the China Unicom group in 2005 decreased by RMB22.9 million (US$2.8 million), or 6.6%, from our sales to that group in 2004 largely due to slow-down in investments by the China Unicom group in wireless coverage products. In addition, our sales of RF-based wireless access products in 2005 increased by RMB2.7 million (US$0.3 million), or 270.0%, over our sales of those products in 2004. Our sales of RF parts and components in 2005 decreased by RMB10.9 million (US$1.4 million), or 33.1%, from our sales of those products in 2004. However, this decrease in sales of RF parts and components was partially offset by an increase of RMB9.7 million (US$1.2 million) in our sales of additional wireless coverage products to other suppliers of wireless coverage products and services in 2005.
     Cost of Revenues. Cost of revenues increased by RMB86.1 million (US$10.7 million) or 35.6% to RMB328.1 million (US$40.7 million) in 2005 from RMB241.9 million in 2004. Our cost of revenues increased primarily because of our increase in sales volume. Our cost of service increased by RMB29.3 million (US$3.6 million), or 136.3%, from RMB21.5 million in 2004 to RMB50.8 million (US$6.3 million) in 2005. In 2005, we experienced a substantial increase in our sales of our PHS wireless coverage products to the China Telecom group and the China Netcom group. In addition to this increase in sales, our cost of revenues in 2005 also increased substantially as we had to employ additional installation teams to install more products sold to the China Telecom group and the China Netcom group, and our cost of hardware increased by RMB56.9 million (US$7.1 million), or 25.8%, from RMB220.4 million in 2004 to RMB277.3 million (US$34.4 million) in 2005.
     Gross Profit. Gross profit increased by 19.6% to RMB388.2 million (US$48.1 million) in 2005 from RMB324.6 million in 2004. Gross profit margin in 2005 decreased to 54.2% from 57.3% in 2004 primarily because we had a significant increase in 2005 in sales of our lower-priced PHS wireless coverage products to the China Telecom group and the China Netcom group as compared to our overall increase in 2005 in sales of our higher-priced GSM and CDMA products. The increase in our cost of service in 2005 also contributed to the decrease in our gross profit margin.
     Research and Development Costs. Our research and development costs increased by 87.5% to RMB30.6 million (US$3.8 million) in 2005 from RMB16.3 million in 2004 primarily due to increases in salary and other compensation as a result of an increase in the number of our research and development personnel. A significant portion of our increase in research and development costs resulted from our efforts to develop RF parts and components for use in base stations of two major domestic equipment manufacturers, which are ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd, as well as our research and development of 3G products. We spent approximately RMB10.2 million (US$1.3 million) in materials and equipment for research and development in 2005 and our increase in salary and compensation for research and development accounted for approximately RMB3.0 million (US$0.4 million) in 2005.
     Sales and Distribution Expenses. Sales and distribution expenses increased by 28.8% to RMB91.5 million (US$11.3 million) in 2005 from RMB71.0 million in 2004. The increase was primarily attributable to the expansion of our sales force. In 2005, we increased our marketing to the China Mobile group, the China Telecom group and the China Netcom group. We also increased our overseas expansion efforts. Remuneration for our sales and marketing staff increased by RMB7.9 million (US$1.0 million), additional office rental and utilities increased by RMB1.7 million (US$2.0 million), telecommunication and delivery costs increased by RMB3.1 million (US$0.4 million) and travel related costs increased by RMB2.5 million (US$0.3 million) in 2005.
     General and Administrative Expenses. General and administrative expenses increased by 38.0% to RMB41.1 million (US$5.1 million) in 2005 from RMB29.7 million in 2004. The increase in general and administrative expenses was primarily attributable to an increase in salaries and other remuneration by RMB3.7 million (US$0.5 million) as a result of our hiring of additional administrative staff, an increase in office rental and related utilities by RMB2.0 million (US$0.2 million) as a result of additional office space we rented, and an increase in our provision for doubtful accounts by RMB1.9 million (US$0.2 million) due to an increase in our accounts receivable in 2005.

     Operating Income. Our operating income increased by 8.5% to RMB225.0 million (US$27.9 million) in 2005 from RMB207.5 million in 2004. Our operating margin in 2005 was 31.4% compared to 36.6% in 2004.
     Other Expense/Income. Interest income decreased to RMB3.2 million (US$0.4 million) in 2005 from RMB4.0 million in 2004 primarily due to a decrease in interest income by RMB0.8 million (US$0.1 million) from our bank deposits. Interest expense decreased to RMB36.1 million (US$4.5 million) in 2005 from RMB39.4 million in 2004 primarily due to a decrease of RMB2.8 million (US$0.3 million) in receivable selling expenses in 2005. We also had a foreign currency exchange gain of RMB5.6 million (US$0.7 million) associated with our exchangeable bonds primarily due to appreciation of the Renminbi in 2005. We received a one-time nonrefundable grant from the Shenzhen government of RMB16.7 million (US$2.1 million) in 2005 as a reward for some of the new wireless products we developed and sold. Other income included our net investment income from our equity investments of approximately 4.7% in Quanzhou Commercial Bank. Our investment income decreased by RMB0.7 million (US$0.1 million) between 2004 and 2005.
     Income Tax Expense. We had an income tax expense of only RMB16.0 million in 2004 as a result of a tax refund of RMB12.8 million we received from the Shenzhen tax authorities in 2004 due to the revision of our two-year tax exemption period as determined by the tax authorities. In 2005, we recognized an income tax expense of RMB26.1 million (US$3.2 million). Our income tax expense increased by RMB10.1 million (US$1.3 million) between 2004 and 2005 in part due to an increase in our profit before tax and the absence of tax refunds in 2005. An increase in our effective tax rate from 9.2% in 2004 to 12.2% in 2005 further attributed to the increase in our income tax expense during this period.
     Minority Interests. Minority interests were RMB7.1 million (US$0.9 million) in 2005, compared to RMB11.1 million in 2004, primarily due to a decrease in equity interest from 10% to 1% held by the minority shareholder in Shenzhen Lingxian.
     Net Income. Net income increased by 23.7% to RMB181.4 million (US$22.5 million) in 2005 from RMB146.6 million in 2004.
     Dividends, Accretions to Redemption Values and Foreign Exchange Rate Movements on Mandatorily Redeemable Convertible Preference Shares. In December 2005, our directors declared a 5% dividend based on the face value of our mandatorily redeemable convertible preference shares totaling RMB2.1 million (US$0.3 million). In addition, in 2005, accretion of our mandatorily redeemable convertible preference shares to redemption value was RMB1.3 million (US$0.2 million).
Liquidity and Capital Resources
     In line with the industry practice, we typically have long receivable collection cycle. As a result, our cash provided by our sales in any given year may not be sufficient to fully meet our operating cash requirements in that year. We anticipate that our operations may continue to encounter such timing differences in cash flows in the near term. We used and will continue to use available financing means, including short-term bank loans and receivable selling arrangements, to provide sufficient cash inflows to balance such timing differences in our cash flows. We also anticipate that near-term working capital and other capital requirements will increase due to our increased sales activities, increased research and development efforts related primarily to 3G products as well as RF parts and components, and our efforts to comply with the requirements as a listed company in the United States, including the requirements of the Sarbanes-Oxley Act. We anticipate meeting such increase in our near-term working capital and other capital requirements primarily through our internally generated cash and financing means available to us, including short-term bank loans and sales of accounts of receivable.
     As of December 31, 2006, we had available undrawn bank borrowing facilities in the aggregate of RMB52.8 million (US$6.8 million), unutilized bill payables facilities in the aggregate of RMB40.1 million (US$5.1 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB258.2 million (US$33.1 million). Utilization of the unutilized bill payables facilities and amount receivable selling arrangements requires pledge of bank deposit in an amount equal to 30% and 20%, respectively, of the amount to be utilized.
     In the event that we may be required to raise additional funds to meet any currently unanticipated working capital or capital expenditure requirements, we expect to rely on the same sources of funding, together with capital markets financings.
     The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash/provided by/ (used in) operating activities	218,244	(112,611)	(114,778)	(14,707)
Net cash used in investing activities	(74,337)	(20,900)	(243,150)	(31,157)
Net cash (used in)/provided by financing activities	(22,963)	(40,813)	708,514	90,787
Cash and cash equivalents at the end of year	302,932	128,608	467,423	59,895

     Net cash of RMB114.8 million (US$14.7 million) was used in operating activities in 2006, as compared to net cash used in operating activities of RMB112.6 million in 2005 and net cash provided by operating activities of RMB218.2 million in 2004. Our net income in 2004, 2005 and 2006 was RMB146.6 million, RMB181.4 million and RMB148.8 million (US$19.1 million), respectively. The slight increase in the outflow of cash used in operating activities in 2006 primarily reflects the net effect of (1) an increase of RMB142.2 in collections from customers from RMB345.6 million in 2005 to RMB487.8 million in 2006; (2) a decrease of RMB62.4 in sales of account receivables from RMB180.1 million in 2005 to RMB117.7 million in 2006; and (3) an increase in the cash outlay for our procurement of materials and research and development projects of RMB81.9 million.
     We had a net investing cash outflow of RMB243.2 million (US$31.2 million) in 2006 as compared to RMB20.9 million in 2005. The significant increase in net investing cash outflow was due to (1) an increase of RMB182.0 million in pledged time deposits in 2006 compared to 2005; (2) an increase of RMB30.7 million in capital expenditures in 2006 compared to 2005, primarily reflecting purchase of additional plant and equipment for production and development of base station RF products and capital expenditures in the amount of RMB9.2 million relating to the purchase of land for the construction of our new research and manufacturing facilities in Shenzhen.
     We had a net cash inflow of RMB708.5 million (US$90.8 million) from financing activities in 2006 as compared to RMB40.8 million of net financing cash outflow in 2005, reflecting the net effect of (1) proceeds from our initial global offering after deducting our expenses in the amount of RMB649.0 million; (2) increased short-term borrowing in 2006 in the amount of RMB237.9 million; (3) an increase of RMB51.0 million in the amount of dividends paid; and (4) an increase of RMB58.2 million in the principal payments of short-term bank loans.
Accounts Receivable and Receivable Selling
     We generally begin working on a wireless coverage project upon winning a bid but before the signing of a formal contract. Our sale and purchase contracts generally permit our customers to pay their purchase price in installments upon the occurrence of stipulated payment events, such as the signing of the sale and purchase contract, preliminary inspection, final inspection and the expiration of our warranty period under the sale and purchase contract. To the extent revenue recognized under a contract is not yet paid, we record it as an account receivable, net of any accounts receivable we sold to third parties. As a result, a long accounts receivable cycle results from the length of time between our recognition of revenues and the occurrence of various payment events. The period between each payment installment varies and typically ranges from six months to three years and the portion of the purchase price in each installment also varies.
     The following table describes the concentration of our gross accounts receivable by customers and as a percentage of our gross accounts receivable balance as of December 31, 2006:

	As of December 31, 2006
	(RMB)	(US$)	(%)
	(in millions, except for percentages)
China Unicom group	406.0	52.0	40.4%
China Mobile group	303.4	38.9	30.2
China Telecom group	99.0	12.7	9.9
China Netcom group	66.8	8.6	6.6
Others	129.8	16.6	12.9
Total	1,005.0	128.8	100.0%
     The following table sets forth an aging analysis for our gross accounts receivable balances, determined from the time that the revenue is recognized, as of the dates indicated.

	As of December 31,
	2004		2005		2006
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except for percentages)
Less than one year	262.2	69.7%	526.7	75.1%	700.9	89.8	69.7%
Between one to two years	100.6	26.7	154.0	22.0	231.3	29.7	23.0
Between two to three years	12.2	3.3	17.0	2.4	68.0	8.7	6.8
Over three years	1.1	0.3	3.9	0.5	4.8	0.6	0.5
Total	376.1	100.0%	701.6	100.0%	1,005.0	128.8	100.0%
     To the extent revenues recognized under a contract are not yet paid, they are recorded as accounts receivable in our balance sheet, net of amounts sold to third parties. Out of our gross accounts receivable of RMB376.1 million, RMB701.6 million and RMB1,005.0 million (US$128.8 million) outstanding as of December 31, 2004, 2005 and 2006, respectively, RMB118.2 million, RMB246.1 million and RMB353.5 million (US$45.3 million), or 31.4%, 35.1% and 35.2% of our gross accounts receivable, represented gross accounts receivable that had passed the contractual payment dates in the respective periods and were subject to payment by our customers. We made allowances for the doubtful accounts representing 100% of our accounts receivable contractually due had an age of not more than 6 months as of December 31, 2006. Our gross accounts receivable that had not passed the relevant payment events represented 68.6%, 64.9% and 64.8% of our gross accounts receivable outstanding as of December 31, 2004, 2005 and 2006, respectively.
     We calculate our accounts receivable days as the average beginning and ending accounts receivable balance for the year, divided by the revenues during the year, multiplied by 360. Our accounts receivable days are long in absolute terms, approximately 260 days, 271 days and 369 days for 2004, 2005 and 2006, respectively. We believe that they are typical of industry standards with respect to wireless coverage projects in the PRC market. During the early stages of our company, we were restrained from aggressive collection efforts in order to remain competitive with the incumbents in the market. Since the beginning of 2004, however, we have taken measures, including expansion of our sales team, to facilitate our accounts receivable collection process. While these measures taken by us has improved our receivable collections, our accounts receivable days in 2006 still increased by 98 days to 369 days primarily as a result of (1) an increased proportion of our yearly revenues being generated in the third and fourth quarters of 2006, (2) a 16.3% increase in our total revenues from 2005 to 2006 and (3) reduced sales of our accounts receivable to receivable purchasing banks in 2006 as compared to 2005.
     Within our sales team, we have also established monitoring procedures on our accounts receivable. Compensation of sales personnel has also been linked to collection efforts, with strong collection efforts rewarded and poor collection efforts penalized. As a result of our enhanced collection efforts, our customers settled RMB403.1 million, RMB345.6 million and RMB487.8 million (US$62.5 million) in accounts receivable due to us in 2004, 2005 and 2006, respectively.
     With regard to our contract terms, we have taken a more aggressive role in negotiating with our customers by requiring a higher percentage of contract value paid upon the completion of the preliminary inspection by our customers. For example, we were allowed in 2006 to collect 82% of our total contract value when preliminary inspection certificate is issued, compared to 80.0% in 2005.
     As a measure to further reduce our level of accounts receivable and to alleviate the associated risks, we have sold some of our accounts receivable to PRC domestic banks in China. We expect to continue to sell our accounts receivable in the future at terms acceptable to us to meet our working capital needs and to improve our liquidity. As of December 31, 2006, we had accounts receivable selling facilities in the aggregate of RMB258.2 million (US$33.1 million) that were committed but not yet utilized.
     In June 2004, we entered into our first limited recourse receivable selling agreement with an independent PRC domestic bank for the sale of our accounts receivable. Subsequently, we entered into additional limited-recourse receivable selling agreements with one other independent PRC domestic bank. Most of these agreements had a term of no more than one year. Pursuant to these limited recourse receivable selling agreements, we agreed to use our reasonable efforts to persuade our customers to settle the accounts receivable we sold to these banks. In addition, we were responsible for servicing the accounts receivable sold until the maturity of these accounts receivable, which in general was 12 months from their sale under the receivable selling agreements. We were also required to place with the banks a pledged time deposit in an amount of not less than 20% of the accounts receivable sold as security for payment of the relevant accounts receivable by our customers. The banks were entitled to offset from our pledged time deposits up to 20% of any uncollectible accounts receivable that we sold to the banks. The banks would refund any balance of our pledged time deposits to us upon expiration of the receivable selling agreement or upon settlement of the accounts receivable that we sold to the banks. For accounts receivable sold under these receivable selling agreements, we were required to pay discount charges, commission fees or interest calculated on a monthly basis and a one-time handling or service fee. The monthly discount charges represent the interest calculated on a daily basis in respect of the balance of accounts receivable we sold to the banks by reference to the base rate published by the People’s Bank of China, the PRC central bank, on the date of the receivable selling agreement. The one-time handling or service fees ranged from 0.4% to 1% of the amount of accounts receivable that we sold to the banks. Our banks did not encounter any significant default in repayments by customers on the account receivables that we sold to the banks in the past recent years.
  Inventories
     Our inventories comprise raw materials, work in progress and finished goods. Finished goods make up the majority of our inventories. Our high level of finished goods results primarily from the way we recognize revenues from the provision of wireless coverage products and services. Because we recognize our revenues only after satisfaction of relevant revenue recognition criteria, such as signing of sale and purchase contracts and issuance of completion certificates, we do not expense our finished goods in our inventory until we recognize the relevant revenues. Our work in progress inventory is generally minimal as we typically have a short production lead time. We use raw materials primarily in the production of our wireless coverage products and RF parts and components. We manage raw materials according to our production plan.

     The following table sets forth an inventory balance breakdown by category as of the dates indicated:

	As of December 31,
	2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Raw materials	43,799	55,572	65,395	8,380
Work in progress	4,991	4,057	5,135	658
Finished goods	247,614	310,507	363,876	46,626

Total	296,404	370,136	434,406	55,664

     A considerable portion of our finished goods consists of finished goods and their related installation costs delivered to our customers’ sites that are not yet installed or have been installed but for which formal contracts are yet to be signed and/or completion certificates are yet to be issued. These finished goods and their related installation costs amounted to RMB156.8 million, RMB186.7 million and RMB233.9 million (US$30.0 million) as of December 31, 2004, 2005 and 2006, respectively.
     The following table describes an aging analysis of our inventory by major category as of December 31, 2006:

	Finished goods			Work in progress			Raw materials			Total
	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)
	(in thousands, except for percentages)
Age
Less than one year	357,435	45,801	98.2%	5,135	658	100%	65,395	8,380	100%	427,965	54,839	98.5%
One to two years	6,441	825	1.8	—	—	—	—	—	—	6,441	825	1.5

Total	363,876	46,626	100%	5,135	658	100%	65,395	8,380	100%	434,406	55,664	100.0%
     We did not have inventories over two years old as of December 31, 2006.
  Borrowings
     As of December 31, 2006, we had total short-term credit facilities of RMB479.6 million (US$61.4 million) from eight domestic banks, of which we had drawn RMB336.1 million (US$43.1 million) in bank loans and RMB50.4 million (US$6.5 million) in bills payable. As of December 31, 2006, we had available undrawn bank- committed facilities in the aggregate of RMB92.9 million (US$11.9 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB258.2 million (US$33.1 million). Our bills payable allow our vendors and suppliers to receive payment in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount under each bill payable to the bank on or prior to the stipulated presentation date. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China. The weighted average interest rate for our bank borrowings was 5.6% as of December 31, 2006. Of the total outstanding amount of RMB336.1 million (US$43.1 million) drawn in bank loans under these facilities, RMB176.1 million (US$22.6 million) was unsecured and RMB160.0 million (US$20.5 million) was secured by a pledge of part of our bank deposits and accounts receivable. The total outstanding amount of RMB50.4 million (US$6.5 million) used in bills payable under these facilities was secured by RMB22.0 million (US$2.8 million) as pledged time deposits.
     Part of our short-term loans are revolving facilities with a term of one year, which may be extended for terms of one year each with lender consent.
     Apart from the above, we have not granted any security interest or entered into any guarantees or similar commitments to secure or guarantee payment obligations of any third parties. In addition, we do not have any other written options on financial or non-financial assets. We expect to continue to rely on bank loan financing and receivable selling arrangements to finance our capital expenditure and working capital needs as we grow our business.
Capital Expenditures and Contractual Commitments
     Our capital expenditures consist of purchases of property, plant and equipment, such as equipment and machinery, motor vehicles and office equipment. In 2004, 2005 and 2006, our capital expenditures were RMB46.1 million, RMB41.0 million and RMB80.8 million (US$10.3 million), respectively. The significant increase in capital expenditures in 2006 primarily related to purchase of additional machinery and equipment for the production and development of base station RF parts and components as well as aggregate expenditures in the amount of RMB9.2 million relating to the purchase of land for our new research and manufacturing facilities in Shenzhen. We expect to continue to increase our planned capital expenditures in order to expand our production capacity and to acquire additional research and development equipment. We intend to fund such expenditures with cash from our operations, bank loans and accounts receivable selling arrangements.
     The following table sets forth our obligations and commitments to make future payments under contracts and commitments as of December 31, 2006:

	As of December 31, 2006
	Payment Due by Period
			Less than
	Total		1 Year		1-3 Years		After 3 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Short-term bank loans	336.1	43.1	336.1	43.1	—	—	—	—
Long-term debt	—	—	—	—	—	—	—	—
Bills payable	78.6	10.1	78.6	10.1	—	—	—	—
Operating lease commitments	10.0	1.3	6.9	0.9	3.1	0.4	—	—
Other capital commitments	219.6	28.1	219.6	28.1	—	—	—	—
Total contractual obligations	644.3	82.6	641.2	82.2	3.1	0.4	—	—
Off-Balance Sheet Arrangements and Contingent Liabilities
     As of December 31, 2006, our accounts receivable sold to banks but not yet settled by our customers amounted to RMB144.0 million (US$18.5 million). We were subject to a limited recourse for these accounts receivable pursuant to which we pledged to the banks deposit of not less than 20% of the accounts receivable sold as guarantee for payment by our customers. As of December 31, 2006, the pledged deposit amounted to RMB32.3 million (US$4.1 million).
     As of December 31, 2006, our commitments under operating leases for operating premises amounted to RMB10.0 million (US$1.3 million), of which RMB6.9 million, RMB1.9 million and RMB1.2 million is due for payment in 2007, 2008 and 2009.
     As of December 31, 2006, our commitments for future purchase of property, plant and equipment amounted to RMB219.6 million (US$28.1 million), which is predominately related to the construction of our new facilities in Shenzhen.
     We do not have any other off-balance sheet guarantees, any other outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
Inflation
     Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.9% in 2004, 1.8% in 2005 and 1.5% in 2006.
Quantitative and Qualitative Disclosure about Market Risk
     Foreign Exchange Risk. Virtually all of our revenues and expenses are denominated in Renminbi. However, a portion of the proceeds from our initial public offering has been placed in U.S. dollar deposit accounts. Any appreciation in Renminbi exchange rate against U.S. dollars would result in a foreign exchange loss to us. For the year ended December 31, 2006, we recorded a foreign exchange loss of RMB9.9 million (US$1.3 million) predominately related to such U.S. dollar bank deposits.
     Interest Rate Risk. All of our indebtedness accrues interest at fixed rates of interest. As a result, we believe we have no significant exposure to fluctuations in interest rates.
     Credit Risk. Since we commenced our operations in 1999, we have not had to write off any significant bad debts. However, we have long accounts receivable cycles and long collection periods. For a further discussion of these issues, please refer to “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity” and “—We have long accounts receivable cycles and long collection periods and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.”
Corporate Structure
     We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur, financing we may need for operations other than through our PRC subsidiaries and the payment of dividends by us. Under the PRC laws, Shenzhen GrenTech, as a wholly foreign-owned enterprise, and Shenzhen Lingxian and Lake Communication, both as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. In addition, Shenzhen Lingxian and Lake Communication, as domestic limited liability companies, were required to transfer between 5% and 10% of their after-tax profit to the statutory public welfare reserve fund. Beginning January 1, 2006, however, Shenzhen Lingxian and Lake Communication are no longer subject to such public welfare reserve requirement due to the amendment of PRC Company Law which became effective on January 1, 2006. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its employee welfare reserve fund. Lake Microwave, as a sino-foreign joint venture, has discretion in allocating any portion of its after-tax profits to its statutory general reserve fund, enterprise development reserve fund and employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Any limitation on the payment of dividends by our PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses, as we have disclosed in “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.”
Taxation
     Under the current laws of the Cayman Islands, we are not subject to Cayman Islands tax on income or capital gain. We derived almost all of our revenues in 2006 from our principal PRC operating subsidiary, Shenzhen GrenTech.
     Because Shenzhen GrenTech was recognized by Shenzhen municipal government as an advanced technology enterprise in December 2004, Shenzhen GrenTech applied for and was granted on December 13, 2005 an extension of its 50% relief from income tax for an additional three-year period commencing from January 1, 2006. Shenzhen Lingxian is currently applying for recognition as an advanced technology enterprise. If we receive the government approval, Shenzhen Lingxian will be subject to the 50% reduced corporate income tax rate of 7.5% for the three financial years from January 1, 2007 to December 31, 2009.
     On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which law will take effect as of January 1, 2008. In accordance with the enterprise income tax law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment will be applied to both foreign invested and domestic enterprises and an income tax rate of 15% will be provided to advanced technology enterprises recognized by the government authorities. The new law also provides for transitional measures for enterprises established prior to the promulgation of the new law and eligible for lower tax rate preferential treatment in accordance with the then prevailing tax laws and administrative regulations. These enterprises will gradually become subject to the new, unified tax rate over a five-year period; enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the new law and until their preferential treatment expire. The preferential treatment period of enterprises which have not enjoyed any preferential treatments for the reason of not having made any profits, however, shall be deemed as starting from the implementation of the new law. In addition, foreign companies headquartered in China may be classified as PRC resident enterprises and their worldwide income may be subject to tax under the new law. Given that the new law has been promulgated only recently, its implementation has yet to be further clarified in practice.
     Upon expiration of these tax benefits, both Shenzhen GrenTech and Shenzhen Lingxian will be subject to the then current corporate income tax rate applicable to enterprises established in the Shenzhen Special Economic Zone. For more details, please see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—If we lose certain government tax concessions, our profitability may be materially and adversely affected.”
Recent Accounting Pronouncements
FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in our financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for the fiscal years beginning after December 15, 2006. We are in the process of evaluating the impact of adopting this Interpretation on our financial condition, results of operations and cash flows.
Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements
In September 2006, the Securities and Exchange Commission issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 requires registrants to apply the new quantification guidance to errors in existence at the beginning of the fiscal year ending after November 15, 2006 by correcting errors determined to be material under this new quantification method through a one-time cumulative effect adjustment to beginning-of-year retained earnings. We adopted SAB 108 in our consolidated financial statements as of October 31, 2006. No material adjustment was recorded by us upon adoption of SAB 108.
SFAS No. 156, Accounting for Servicing of Financial Assets – an amendment of SFAS No. 140

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets – an amendment of SFAS No. 140. This Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to, among other things, recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain specific situation(s). This Statement is effective in years beginning after September 15, 2006. We are in the process of evaluating the impact of adopting this Statement on our financial condition, results of operations and cash flows.
SFAS No. 157, Fair value measurements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. This Statement will be effect in years beginning after November 15, 2007. We are in the process of evaluating the impact of adopting this statement on our financial condition results of operations and cash flows.
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective in years beginning after November 15, 2007. We are in the process of evaluating the impact of adopting this Statement on our financial condition, results or operations and cash flows.
EITF Issue. 04-14, Accounting for Purchases and Sales of Inventory with the Same Counterparty
In September 2005, the FASB Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modification or renewals of existing arrangements occurring after January 1, 2007. The adoption of EITE 04-13 is not expected to have a material effect on our consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of the date hereof.

Directors and Executive Officers	Age	Position
Yingjie Gao	51	Chairman of the Board and Chief Executive Officer
Kunjie Zhuang	70	Director and Chief Technology Officer
Rong Yu	42	Director, Chief Financial Officer and Principal Accounting Officer
Liping Mao	41	Director and Vice President
Cuiming Shi	66	Independent Director
Xiaohu You	44	Independent Director
Kin Kwong Mak	45	Independent Director (Audit Committee financial expert)
Tianwen Ding	50	Vice President
Qi Wang	41	Vice President
Qingchang Liu	39	Vice President
Guanyu Huang	41	Vice President
  Directors
     Yingjie Gao has served as the chairman of our board of directors and our chief executive officer since our inception in 1999. Mr. Gao has over seven years of experience in management in the wireless communication network coverage industry and has over 14 years of experience in corporate operations and management in China. Prior to co-founding Shenzhen GrenTech in 1999, Mr. Gao was the chairman and general manager of Shenzhen Tomorrow Image Design Company Limited, a company that provides corporate image consultancy services to corporations, from 1993 to 1999. Mr. Gao graduated from Jilin Correspondence College in 1983.
     Kunjie Zhuang has served as a director and our chief technology officer since our inception in 1999. Professor Zhuang has over 46 years of experience in RF technology research and development and over 14 years of experience in the commercialization of RF technology. He is a well-recognized expert in RF technology in China. Prior to co-founding Shenzhen GrenTech in 1999, Professor

Zhuang was the director of Microwave Technology Discipline since 1973 at Southeast University in China. Professor Zhuang received his bachelor’s degree in radio technology from Southeast University in 1958.
     Rong Yu has served as a director of our company since December 2001. Ms. Yu was our manager of our finance and accounting department when she joined our company in 1999. In 2003, she became our financial controller and vice president in charge of our financial management and accounting matters. In August 2005, she became our chief financial officer. Before joining us in 1999, Ms. Yu taught industrial accounting at Anhui Textiles School after receiving a bachelor’s degree in industrial accounting from Anhui College of Trade and Finance in 1987, and she also served as a finance manager for two other companies in her previous career.
     Liping Mao has served as a director of our company since January 2007. He has also served as our Vice President since June 2004, responsible for overseeing sales and marketing. Mr. Mao has 17 years of experience in sales and marketing in electronics and telecommunication products. Mr. Mao joined our company in August 2000. He graduated from People’s University of China in 1987 with a bachelor’s degree in law.
     Cuiming Shi has served as a director of our company since March 2006. Mr. Shi graduated in 1963 from the Department of Management Engineering at the Beijing University of Posts and Telecommunications. From 1981 to 1987, Mr. Shi served as Deputy Director of the Department of Postal Economic Research and as Deputy Director General of the Bureau of Finance of the Ministry of Posts and Telecommunications. From 1987 to 1997, he was Director General of the Bureau of Finance, Director General of the Department of Operations and Finance and Director General of the Department of Finance of the Ministry of Posts and Telecommunications. He was previously the Chairman of the board of directors and the chief executive officer of China Mobile (Hong Kong) Limited, a company listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, and an executive director and executive vice-president of China Unicom Limited, a company listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange. He is currently a consultant to CITIC Pacific Limited and the chairman of CITIC Telecom 1616 Ltd.
     Xiaohu You has served as a director of our company since November 2004. He has been the director of the radio engineering department of Southeast University since 1996. Mr. You currently also serves as the head of National 3G Mobile Communications General Group, the head of National Fourth Generation Mobile Communications General Research Group and Director of Mobile Communications Laboratory, each at Southeast University in China. Professor You received his bachelor’s, master’s and doctorate degrees from Southeast University in 1982, 1985 and 1988, respectively.
     Kin Kwong Mak has served as a director of our company since November 2004. Mr. Mak is a fellow member of the Association of Chartered Certified Accountants and a fellow of the Hong Kong Institute of Certified Public Accountants. He is also a managing director of venFUND Investment Management (Shenzhen) Limited. Mr. Mak was previously a partner of Arthur Andersen and a managing partner of Arthur Andersen’s offices in Shenzhen and Guangzhou, China from 1992 to 2001.
  Executive Officers
     Tianwen Ding is a vice president of our company, responsible for overseeing our manufacturing, quality control and supply lines departments. Mr. Ding was a director at the microwave research division of the no. 54 division of the former PRC Ministry of Electronics Industry and the general manager of Shenzhen Sed Communications Company Limited before he joined our company in April 2000. Mr. Ding graduated from the Radio and Electronics department of Tsinghua University in 1982 with a bachelor’s degree in engineering and received his master’s degree in engineering from China Communication Inspection and Control Research Institute in 1985.
     Qi Wang is a vice president of our company, responsible for overseeing the operation of our human resources department and our head office general affairs department. Between 1988 and 1999, Mr. Wang was a department head of China Shenzhen Foreign Trade Group Corp. Ltd. and an assistant to the general manager of Shenzhen Baoren Marketing Co., Ltd. He joined our company in July 1999. Mr. Wang graduated with a bachelor’s degree in economics from Beijing University of International Economics and Business in 1988.
     Qingchang Liu is a vice president of our company, responsible for our corporate finance activities. Mr. Liu has 14 years of experience in finance, securities trading and corporate reorganizations and was involved in the corporate restructuring of, and capital raisings of, a number of companies listed on the PRC domestic stock exchanges and the Hong Kong Stock Exchange. Mr. Liu graduated from China College of Finance in July 1991 with a bachelor’s degree in economics. He obtained a master’s degree in economics from the Shenzhen University in June 2003. Mr. Liu joined our company in June 2000.
     Guanyu Huang is a vice president of our company responsible for base station RF business operations. Mr. Huang joined us in October 2000 and served as Marketing Manager, Technical Support Manager and Assistant to President previously. He studied at Harbin Maritime Engineering College and graduated from The Open University of Hong Kong in December 2001 with a Master degree in Business Administration.
     The business address of our directors and executive officers is 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen, People’s Republic of China, 518026.

Board of Directors
     Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. Following a declaration of interests pursuant to the provisions of our amended and restated articles of association, any separate requirement for audit committee approval under the applicable law or the relevant Nasdaq National Market rules, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested unless he or she is disqualified by the chairman of the relevant board meeting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We approved the establishment of three committees of the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have also adopted a charter for each committee in compliance with the Sarbanes-Oxley Act of 2002 and the Nasdaq corporate governance rules. Each committee’s members and functions are described below.
  Audit Committee
     Our audit committee consists of our three independent non-executive directors, namely Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. All of them satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and is in line with Rule 4350(d) of the Nasdaq Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:
•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.
  Compensation Committee
     Our compensation committee consists of Mr. Yingjie Gao, Professor Kunjie Zhuang, Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. Mr. Mak, Mr. Shi and Professor You satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from Rule 4350(c)(3)(A)(ii) and (B)(ii) of the Nasdaq Marketplace Rules that requires the compensation committees of U.S. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our compensation committee. Our compensation committee assists our board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee will be responsible for, among other things:
•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to our board with respect to the compensation of our directors;

•	reviewing and approving officer and director indemnification and insurance matters;

•	reviewing and approving any employee loan in an amount equal to or greater than RMB100,000; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

  Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee consists of Mr. Yingjie Gao, Ms. Rong Yu, Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. Mr. Mak, Mr. Shi and Professor You satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from Rule 4350(c)(4)(A)(ii) and (B)(ii) of the Nasdaq Marketplace Rules that requires the nominating committees of U.S. companies be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our corporate governance and nominating committee. The corporate governance and nominating committee will assist the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:
•	identifying and recommending to the board nominees for election or re-election to the board;

•	making appointments to fill any vacancy on our board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board any director to serve as a member of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Duties of Directors
     Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Corporate Governance” for additional information on our standard of corporate governance under Cayman Islands law.
Employment and Service Agreements
     Each of our executive directors has entered into an employment agreement and a service agreement with us for an initial term of three years. The employment agreement relates to the relevant executive position and the service agreement relates to the directorship. Each agreement will continue after the initial term from year to year until terminated by such director or removed by our shareholders as to the directorship or by our board of directors as to the relevant executive position with three to six months’ notice in writing served on the other party. Our employment agreements with our executive management members also prohibit our management members from illegally trading securities, restrict their use of our confidential information to their employment with us and require them not to compete with us within two years after their employment terminates. Our employment agreements also provide that any intellectual property created by our management members during their employment belong to us and remain the property of our company.
     Each independent director is appointed for an initial term of three years commencing from his or her date of appointment and will continue after the initial term from year to year until terminated by such director or removed by our shareholders with three to six months’ notice in writing served on the other party.
     Officers are appointed by and serve at the discretion of our board of directors. Each executive officer has entered into an employment agreement with us without a fixed term. Such employment will continue in force until terminated by either party with three to six months’ notice in writing served on the other party.
Compensation of Directors and Executive Officers
     All directors receive reimbursements from us for expenses which are necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our executive directors do not receive any compensation in their capacity as directors apart from their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings and participating in board functions. Our independent directors receive HK$250,000 per person each year in office as compensation, plus reimbursement of all reasonable out-of-pocket expenses incurred in discharging their duties, including attending board meetings and participating in board functions.
     The aggregate cash compensation and benefits that we paid to our directors and executive officers for each of the three years ended December 31, 2006 were approximately RMB1,977,000, RMB3,384,989 and RMB3,247,008 (US$416,064), respectively. Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers are entitled to receive in 2007 is expected to be approximately RMB5,170,248 million, excluding any discretionary bonuses which may be paid to our directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
Indemnification
     Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us may be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that the SEC views such indemnification against public policy as expressed in the Securities Act and is therefore unenforceable.
Share Option Scheme
     Our share option scheme is a share incentive scheme which was adopted by our board of directors and approved by our shareholders on August 25, 2005. We have not granted any share option under our share option scheme. The purpose of this share option scheme is to recognize and acknowledge the contributions the eligible participants had or may have made to our company. The share option scheme will provide the eligible participants an opportunity to have a personal stake in our company with the view to achieving the following objectives:
•	motivate the eligible participants to optimize their performance efficiency for the benefit of our company; and

•	attract and retain or otherwise maintain an on-going business relationship with the eligible participants whose contributions are or will be beneficial to our long-term growth.
Eligible Participants
     Under this share option scheme, our board of directors may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to:
•	any full-time or part-time employees, executives or officers of our company or any of our subsidiaries;

•	any directors, including non-executive directors and independent directors, of our company or any of our subsidiaries;

•	any advisers, consultants and agents to us or any of our subsidiaries; and

•	such other persons who, in the sole opinion of our board of directors, will contribute or have contributed to our development and operations and our quality of work, have shown initiative and commitment in performing his/her duties, or have provided service or contribution to our company for a specified length of time.
Maximum Number of Shares
     The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under this share option scheme must not in aggregate exceed 10% of the total number of ordinary shares in issue immediately following the completion of our initial public offering, being 625,000,000 ordinary shares.
     In addition, the total number of ordinary shares issued and which may be issued upon exercise of the options granted under this share option scheme and any other share option schemes of ours (including both exercised and outstanding options) to each individual eligible participant in any 12-month period up to the date of grant may not exceed 1% of our shares in issue as of the date of grant.
     Our board of directors may, subject to the approval of our shareholders in a general meeting, (i) renew this limit at any time, and/or (ii) grant options beyond the limit to eligible participant(s) specifically identified by our board of directors. A share option scheme circular distributed to participants will contain a generic description of the specified eligible participant(s) who may be granted such options, the number and terms of the options to be granted, the purpose of granting options to the specified eligible participant(s) with an explanation as to how the options serve such purpose. However, no options may be granted under any schemes (including this share option scheme) if the number of our shares issuable upon exercise of all outstanding options will exceed 30% of our shares in issue from time to time.
  Price of Shares
     Our board of directors may, in its discretion, determine the subscription price of an ordinary share in respect of any particular option granted under this share option scheme. However, such subscription price cannot be less than the highest of (i) the closing price of the shares as quoted in the Nasdaq National Market on the date of grant, (ii) the average of the closing prices of the shares as quoted in the Nasdaq National Market for five business days immediately preceding the date of grant, and (iii) the nominal value of a share.
  Restrictions on the Times of Grant of Options
     A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been disclosed to the public. In particular, no options may be granted during the one-month period before (i) the date of the board meeting for the approval of our results for any year, half-year, quarterly or other interim period, and (ii) our deadline to publish our results for any year, or half-year, or quarterly or other interim period.
  Transferability
     An option is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part. Under the share option scheme, no grantee may, in any way, sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favor of any third party over or in relation to any option or attempt so to do.
  Exercise of Option and Duration of the Share Option Scheme
     The period during which an option may be exercised will be determined by our board of directors, in its absolute discretion. However, no option may be exercised more than 10 years after it has been granted.
     In addition, a grantee may be required to achieve any performance targets, as our board of directors may then specify in the grant, before any options granted under the share option scheme can be exercised.
  Rights on Ceasing Employment or Death of an Employee
If the grantee of an option ceases to be an employee of our company or any of our subsidiaries
•	by any reason other than death or termination of his employment on the grounds specified in paragraph “Right on Dismissal” in the scheme, the grantee may exercise the option up to the entitlement of the grantee as of the date of cessation (to the extent not already exercised) within a period of one month from such cessation; or

•	by reason of death, his personal representative(s) may exercise the option within a period of 12 months from such cessation, which date shall be the last actual working day with us or our subsidiary whether salary is paid in lieu of notice or not, failing which it will lapse.
  Rights on Takeover/Winding-Up
     If a general offer is made to all of our shareholders and such offer becomes or is declared unconditional during the option period of the relevant option, then the grantee of an option is entitled to exercise the option in full (to the extent not already exercised) at any time within 14 days after the date on which the offer becomes or is declared unconditional.
     In the event of a voluntary winding-up of our company, we will give notice to all grantees before a general meeting of the shareholders, and each grantee is entitled to exercise all or any of his/her options (to the extent not already exercised), at any time not later than two business days prior to the proposed general meeting, by giving a written notice to us together with a remittance for the full amount of the aggregate subscription price for the shares.
  Alteration of the Share Option Scheme
     Our board has the authority to amend, suspend or terminate the share option scheme subject to our shareholders’ approval of amendments to the extent necessary to comply with applicable laws and provided no such action may affect awards previously granted under the scheme.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
     As of the date of this annual report, we had 625,000,000 shares outstanding. The table below sets forth information as of the date of this annual report regarding the beneficial ownership of our ordinary shares by each person known by us to beneficially own 5% or more of our outstanding ordinary shares. Except as otherwise indicated, we believe each shareholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. None of our shareholders listed below has voting rights that are different from any of our other shareholders.

	Shares beneficially owned
Name	Number	%
Guoren Industrial(1)	150,000,000	24.0%
HXY Investments(2)	114,587,375	18.3%
Actis China(3)	61,730,925	9.9%
Drag Investments(4)	64,290,000	10.3%
Standard Chartered Private Equity(5)	48,355,425	7.7%
Wells Fargo & Company (6)	46,014,950	7.4%

(1)	Guoren Industrial is 65% owned by Mr. Yingjie Gao and 35% owned by Mr. Fan Zhang. Mr. Zhang is not related to or otherwise affiliated with Mr. Gao.

(2)	Represents 120,710,000 ordinary shares owned by HXY Investments. HXY Investments is a British Virgin Islands company 27.78% owned by Mr. Guang Shi, 18.055% by Ms. Yin Huang, 18.055% by Ms. Rong Yu, 18.055% by Mr. Qi Wang and 18.055% by Mr. Jin Wan.

(3)	Represents 61,730,925 ordinary shares owned by Actis China. Actis China is a wholly owned subsidiary of Actis China Fund 2, L.P., which is a limited partnership registered in England. Its limited partners have no voting or investment control over its investments (including the shares held by Actis China Fund 2, L.P.). Investment and voting decisions are made by Actis China Fund 2, L.P.’s manager Actis Capital LLP through unanimous decision at meetings of Actis Capital LLP’s investment committee for Actis China Fund LLP. Actis China has entered into a declaration of trust with Actis Executive Co- Investment Plan L.P. pursuant to which Actis Executive Co-Investment Plan L.P. is the beneficial owner of 1.9% of the shares held by Actis China.

(4)	Drag Investments is a British Virgin Islands company wholly owned by Professor Kunjie Zhuang.

(5)	Represents 48,355,425 ordinary shares owned by Standard Chartered Private Equity. Standard Chartered Private Equity is incorporated in Hong Kong and is indirectly wholly owned by Standard Chartered PLC, a company incorporated in the United Kingdom. Standard Chartered PLC is a widely held public company listed on the London Stock Exchange and the Hong Kong Stock Exchange.

(6)	Wells Fargo & Company is a Delaware corporation with a diversified financial services in banking, insurance, investments, mortgage and consumer finance.
RELATED PARTY TRANSACTIONS
Our Related-Party Transaction Policies
     We have conducted our related-party transactions on normal commercial terms that are fair and reasonable and in the interests of our shareholders as a whole. We believe that the terms of our related-party transactions are comparable to the terms we could obtain from independent third parties. Our related-party transactions are subject to the review and approval of the audit committee of our board of directors. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.
Acquisitions of Equity Interests in Lake Microwave and Lake Communication
     In June 2004, GrenTech BVI, one of our consolidated subsidiaries, acquired an additional 29% equity interest in Lake Microwave from Lake HK and, Shenzhen GrenTech repurchased an 8% equity interest in Lake Communication from Mr. Haifan Zhuang, for a lump sum cash consideration of RMB1.1 million. As a result of these transactions, we indirectly own 80% and 80% equity interests in Lake Microwave and Lake Communication, respectively.
Lease with Shenzhen Fang Sheng
     We have occupied certain premises in an office building in Shenzhen owned by Shenzhen Fang Sheng AutoBig World Management Co. Ltd., or Shenzhen Fang Sheng, which is managed by directors of our company. The term of our lease with Shenzhen Fang Sheng is for one year, which has been renewed each year with the current term to expire on December 31, 2007. Our yearly lease payment paid to Shenzhen Fang Sheng is RMB1.0 million.
ITEM 8. FINANCIAL INFORMATION
     Our audited consolidated financial statements are set forth beginning on page F-1. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.
Legal Proceedings
     We are involved in legal proceedings in the ordinary course of our business. We are not involved in any litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations, taken as a whole. So far as we are aware, no such material litigation, arbitration or administrative proceedings are threatened.
Dividend Policy
     We do not intend to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. Our board of directors has complete discretion as to whether we will pay dividends in the future, subject to the approval of our shareholders. Any future dividend declaration will be subject to various factors, including:
•	the level of our cash and retained earnings;

•	our expected financial performance;

•	our projected levels of capital expenditure and other investment plans;

•	the adequacy of our working capital; and

•	the dividend yield of similarly listed companies with similar growth prospects as well as comparable providers of wireless coverage products and services globally.
     In addition, we are a holding company, and our cash flow depends on dividends from our operating subsidiaries in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC law, Shenzhen GrenTech, as a wholly foreign owned enterprise, and Shenzhen Lingxian and Quanzhou Lake Communication Co., Ltd., or Lake Communication, both as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. In addition, Shenzhen Lingxian and Lake Communication, as domestic limited liability companies, were required to transfer between 5% and 10% of their after-tax profit to the statutory public welfare reserve fund. As of January 1, 2006, however, Shenzhen

Lingxian and Lake Communication are no longer subject to such public welfare reserve requirement due to the amendment of the PRC Company Law, which became effective on January 1, 2006. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its statutory welfare reserve fund. Lake Microwave, as a sino-foreign joint venture, has discretion in allocating any portion of its after-tax profits to its statutory general reserve fund, enterprise development reserve fund and employee welfare reserve fund. These reserve funds are not distributable as cash dividends. You should read “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties” for additional information on our dividend and distribution restrictions.”
The depositary has agreed to distribute to the holders of our ADSs any dividend we declare and pay on our ordinary shares that are evidenced by ADSs to the holders of our ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less its fees and expenses payable under the deposit agreement. The depositary may send to you anything else we distribute on deposited securities by means it considers lawful and reasonably practical. If it cannot make the distribution that way, the depositary may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or hold what we distributed if it cannot be sold. Cash dividends on our ordinary shares will be paid in U.S. dollars.
ITEM 9. THE OFFER AND LISTING
     In connection with our initial public offering, our American depositary shares, or ADSs, each representing 25 ordinary shares, were listed and commenced trading on the NASDASQ National Market on March 29, 2006 under the symbol “GRRF.” Prior to our initial public offering, there was no public market for our equity securities. The NASDAQ National Market is the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.
     As of December 31, 2006, there were 425,799,000 ordinary shares issued and outstanding and 1 registered holders of American depositary receipts evidencing 7,968,040 ADSs. As of the date hereof, there were 398,115,500 ordinary shares issued and outstanding and 1 registered holders of American depositary receipts evidencing 9,075,380 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is Citibank, N.A.
The high and low marketing prices of the ADSs on the NASDAQ National Market for the periods indicated are as follows.

	Price per ADS (US$)
	High	Low
Annual
2006 (from listing date)	22.50	8.21
Quarterly
First Quarter, 2006 (from listing date)	22.50	16.88
Second Quarter, 2006	18.30	10.50
Third Quarter, 2006	14.60	8.21
Fourth Quarter, 2006	19.81	10.11
Monthly
November 2006	17.85	12.75
December 2006	19.81	15.17
January 2007	19.00	13.68
February 2007	14.23	11.71
March 2007	12.30	9.06
April 2007	11.81	9.76
ITEM 10. ADDITIONAL INFORMATION
SHARE CAPITAL
     Not applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION
     The section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-132381) filed with the Security and Exchange Commission is hereby incorporated by reference.
MATERIAL CONTRACTS
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report on Form 20-F.

EXCHANGE CONTROLS
     We receive substantially all of our revenues in Renminbi, which is not a freely convertible currency. Although central government’s policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange and other relevant authorities.
     The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. As a result, as of May 1, 2007, the Renminbi has appreciated approximately 7.4% against the U.S. dollar since July 2005. The PRC government in the future may make further adjustments to the exchange rate system.
TAXATION
     The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly beneficial owners of shares should consult their own tax advisors regarding the application of the considerations discussed below to their particular situations and the consequences, including U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.
Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
     The following is a summary of the principal United States federal income tax consequences under present law of an investment in the shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary applies only to investors that hold the shares or ADSs as capital assets and that have the U.S. dollar as their functional currency.
     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as
•	banks;
•	insurance companies;
•	broker dealers;
•	traders in securities that elect to mark to market;
•	partnerships and their partners;
•	tax-exempt entities;
•	holders who are not U.S. Holders;
•	persons liable for alternative minimum tax;
•	persons holding a share or ADS as part of a straddle, constructive sale, hedging, conversion or integrated transaction; or
•	holders that actually or constructively own 10% or more of our voting stock.
* * * * * * * * * * * * * * * * * * * * *
Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of shares or ADSs.
* * * * * * * * * * * * * * * * * * * * *
     The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of shares or ADSs and you are for United States federal income tax purposes:
•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to United States federal income taxation regardless of its source;
•	a trust that is subject to the primary supervision of a court within the United States and the control of one or more United States persons; or
•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
     If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.
     The discussion below is written on the basis that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawal of shares for ADSs will not be subject to United States federal income tax.
U.S. Holders
     Taxation of Dividends and Other Distributions on the Shares or ADSs
     Subject to the passive foreign investment company rules discussed below, all our distributions to you with respect to the shares or ADSs, other than certain pro rata distributions of our shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.
     Dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq National Market.
     A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Dividends will constitute foreign source income for foreign tax credit limitation purposes.
     Taxation of Disposition of Shares or ADSs
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you are an individual who has held the share or ADS for more than one year. The deductibility of a capital loss maybe subject to limitations. Any gain or loss that you recognize will generally be treated as United States source gain or loss.
     Passive Foreign Investment Company
     Based on our current and projected income and assets, we do not believe that we should be classified as a passive foreign investment company for United Sates federal income tax purposes and do not expect to become a passive foreign investment company in the future. A company is considered a passive foreign investment company for any taxable year if either:
•	at least 75% of its gross income is passive income, or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
     For this purpose, cash is categorized as a passive asset and the Company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
     In calculating the value of our goodwill and other unbooked intangibles, we have valued our total assets based on our total market value determined using the lowest selling price of the shares for the past year and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may also result in us being classified as a passive foreign investment company.
     The determination of whether will be classified as a passive foreign investment company is made annually. As a result, our passive foreign investment company status may change. In particular, as we have valued our goodwill based on the market value of our shares or ADSs, a decrease in the price of our shares or ADSs below the lowest trading price of the shares or ADSs for the preceding year may result in us becoming a passive foreign investment company.
     If we are a passive foreign investment company for any taxable year during which you hold shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the shares or ADSs. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares or ADSs will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the shares or ADSs,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year.
DIVIDENDS AND PAYING AGENTS
     Not applicable.
STATEMENT BY EXPERTS
     Not applicable.
DOCUMENTS ON DISPLAY
     You can read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we have filed electronically with the SEC.
SUBSIDIARY INFORMATION
     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     See “Item 5. Operating and Financial Review and Prospects—Market Risk and Risk Management.”
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS.
     None.
USE OF PROCEEDS
     The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-132381) (the “IPO Registration Statement”) for our initial public offering, including an offering of 5,000,000 ADSs by us for an aggregate offering price of US$90 million and an offering of 1,250,000 ADSs by our selling shareholders for an aggregate offering price of US$22,500,000. The IPO Registration Statement was declared effective by the SEC on March 29, 2006. Our initial public offering was terminated after all of the registered securities were sold.
     Bear Stearns & Co. Inc., Piper Jaffray & Co. and WR Hambrecht + Co., LLC were the underwriters for our initial public offering.
     We received net proceeds of approximately US$83.7 million from our initial public offering, after deducting approximately US$7.2 million for underwriting discounts and commissions, and approximately US$2.5 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.
     We have used the net proceeds from our initial public offering for (1) research and development on RF technology and our new product offerings, (2) expansion of and further penetration by our sales and marketing distribution network, (3) construction of new research and production facilities in Shenzhen High Technology Industrial Park, and (4) other general corporate purposes.
ITEM 15. CONTROLS AND PROCEDURES
Evalution of Disclosure Controls and Procedures
     Our principal executive officers and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries on a timely basis and that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in by the SEC’s rules and regulations.
Changes in Internal Controls over Financial Reporting
     There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.
     In addition, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluation of our internal controls over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. In this regard, we have engaged an advisor to assist us in evaluating, designing, implementing and testing internal controls over financial reporting intended to comply with the requirements of Section 404. As we are still in the evaluation process, we may identify material weaknesses or significant deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Mr. Kin Kwong Mak qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. For Mr. Mak’s biographical information, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”
ITEM 16B CODE OF ETHICS
     We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other designated members of senior management of the Company. We have filed this code of ethics as an exhibit to this annual report.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for such of the two years ended December 31, 2006:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	(in millions of RMB)
2005	4.2	—	—	—
2006	2.5	—	—	—
     Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the U.S. Securities and Exchange Commission.
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     None.
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18. FINANCIAL STATEMENTS
     See Index to Financial Statements for a list of all financial statements filed as part of this annual report.
ITEM 19. EXHIBITS

Exhibit
No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant(1)
2.1	Form of share certificate(1)
2.2	Form of deposit agreement, including form of American Depositary Receipt(2)
11.1	Code of Ethics
12.1	302 CEO Certification
12.2	CEO Certification
12.5	302 CFO Certification
13.1	906 Certification by the CEO and the CFO

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-132385) filed with the SEC with respect to American Depositary Shares representing our ordinary shares.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China GrenTech Corporation Limited
/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Chief Executive Officer

Date: May 4, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
China GrenTech Corporation Limited:
We have audited the accompanying consolidated balance sheets of China GrenTech Corporation Limited and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China GrenTech Corporation Limited and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2006, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.
KPMG
Hong Kong, China
April 20, 2007

China GrenTech Corporation Limited and subsidiaries
Consolidated Balance Sheets
as of December 31 2005 and 2006
(RMB and US$ expressed in thousands)

	Note	2005	2006	2006
		RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		128,608	467,423	59,895
Pledged time deposits	3	76,250	238,618	30,576
Accounts receivable, net of allowances for estimated settlement discounts and doubtful debts of RMB 24,204 and RMB 21,159 respectively as of December 31, 2005 and 2006	4	537,321	747,859	95,829
Inventories	5	370,136	434,406	55,664
Prepaid expenses and other current assets		51,275	52,635	6,744
Deferred income taxes and deferred tax charges	6	8,482	7,466	957

Total current assets		1,172,072	1,948,407	249,665
Property, plant and equipment, net	7	120,356	168,603	21,604
Lease prepayments, net	8	4,736	13,632	1,746
Investment securities	9	7,944	7,944	1,018
Goodwill	11	8,216	8,216	1,053
Intangible assets, net	10	113	75	10
Long-term accounts receivable, net	4	162,032	268,957	34,464

Total assets		1,475,469	2,415,834	309,560

Liabilities
Current liabilities
Short-term bank loans	14	160,614	336,050	43,061
Accounts payable		174,367	181,220	23,221
Bills payable		29,067	78,576	10,069
Accrued expenses and other payables	12	263,331	208,833	26,759
Amounts due to related parties	21	1,920	—	—
Income tax payable		28,344	35,760	4,582
Dividend payable		80,908	25,996	3,331

Total current liabilities		738,551	866,435	111,023
Long-term debt	15	167,053	—	—

Total liabilities		905,604	866,435	111,023
Commitments and contingencies	25
Minority interests		17,704	18,971	2,431

Mandatorily redeemable convertible preference shares US$0.00002 par value; 33,634,500 shares authorized, issued and outstanding as of December 31, 2005; fully converted into ordinary shares and nil outstanding as of of December 31, 2006	16	45,441	—	—

Shareholders’ equity
Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 466,365,500 and 625,000,000 issued and outstanding as of December 31, 2005 and 2006 respectively	17	77	103	13
Contributed surplus		158,534	853,476	109,363
Statutory reserves		117,092	132,403	16,966
Retained earnings		231,017	544,446	69,764

Total shareholders’ equity		506,720	1,530,428	196,106

Total liabilities and shareholders’ equity		1,475,469	2,415,834	309,560

See accompanying notes to the consolidated financial statements

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Income
for the years ended December 31, 2004, 2005 and 2006
(RMB and US$ expressed in thousands, except per share data)

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Revenues	18	566,504	716,270	832,795	106,712
Cost of revenues	19	(241,930)	(328,064)	(437,040)	(56,001)

Gross profit		324,574	388,206	395,755	50,711

Operating expenses:
Research and development costs	19	(16,326)	(30,616)	(47,671)	(6,108)
Sales and distribution expenses	19	(71,035)	(91,489)	(112,948)	(14,473)
General and administrative expenses	19	(29,744)	(41,057)	(55,944)	(7,169)

Total operating expenses		(117,105)	(163,162)	(216,563)	(27,750)

Operating income		207,469	225,044	179,192	22,961
Other income/(expense)
Interest income		4,006	3,213	19,186	2,458
Interest expense		(39,392)	(36,105)	(28,026)	(3,591)
Investment income		899	159	238	30
Foreign currency exchange gain/(loss)		—	5,584	(9,875)	(1,265)
Grant income		716	16,732	7,670	983

Total other expense		(33,771)	(10,417)	(10,807)	(1,385)

Income before income tax expense and minority interests		173,698	214,627	168,385	21,576
Income tax expense	6	(16,020)	(26,097)	(18,277)	(2,342)

Income before minority interests		157,678	188,530	150,108	19,234
Minority interests, net of tax		(11,117)	(7,086)	(1,267)	(162)

Net income		146,561	181,444	148,841	19,072
Dividends, accretion to redemption value and of foreign currency rate movements on mandatorily redeemable convertible preference shares	16	(3,509)	(2,428)	(549)	(70)

Net income available to ordinary shareholders		143,052	179,016	148,292	19,002

Net income per share available to ordinary shareholders:
– Basic	20	0.31	0.38	0.25	0.03

– Diluted	20	0.29	0.36	0.25	0.03

Weighted average number of ordinary shares:
– Basic	20	466,365,500	466,365,500	584,580,799	584,580,799

– Diluted	20	500,000,000	500,000,000	593,150,684	593,150,684

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Shareholder’s Equity
for the years ended December 31, 2004, 2005 and 2006
(RMB and US$ expressed in thousands, except per share data)

		Ordinary shares					Total
		Number of		Contributed	Statutory	Retained	shareholders’
	Note	shares	Amount	surplus	reserves	earnings	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2004		466,365,500	77	158,534	57,249	44,289	260,149
Net income		—	—	—	—	146,561	146,561
Appropriation to statutory reserves		—	—	—	25,721	(25,721)	—
Dividends declared on ordinary shares		—	—	—	—	(54,411)	(54,411)
Dividends declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	(2,193)	(2,193)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	(1,316)	(1,316)

Balance as of December 31, 2004		466,365,500	77	158,534	82,970	107,209	348,790

Net income		—	—	—	—	181,444	181,444
Interest on long-term debt paid by shareholders	15	—	—	—	—	8,567	8,567
Appropriation to statutory reserves		—	—	—	34,122	(34,122)	—
Dividends declared on ordinary shares		—	—	—	—	(29,653)	(29,653)
Dividends declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	(2,139)	(2,139)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	(1,385)	(1,385)
Effect of foreign currency rate movement on mandatorily redeemable convertible preference shares		—	—	—	—	1,096	1,096

Balance as of December 31, 2005		466,365,500	77	158,534	117,092	231,017	506,720

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Shareholder’s Equity
for the years ended December 31, 2004, 2005 and 2006 (Continued)
(RMB and US$ expressed in thousands, except per share data)

		Ordinary shares					Total
		Number of		Contributed	Statutory	Retained	shareholders’
	Note	shares	Amount	surplus	reserves	earnings	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2006		466,365,500	77	158,534	117,092	231,017	506,720
Net income		—	—	—	—	148,841	148,841
Interest on long-term debt paid by shareholders	15	—	—	—	—	8,345	8,345
Appropriation to statutory reserves		—	—	—	15,311	(15,311)	—
Dividends declared on ordinary shares	17	—	—	—	—	(7,609)	(7,609)
Dividends declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	(548)	(548)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	(360)	(360)
Effect of foreign currency rate movement on mandatorily redeemable convertible preference shares		—	—	—	—	359	359
Issue of new shares, net of related offering costs of RMB 71,534	1,17	125,000,000	20	649,002	—	—	649,022
Conversion of mandatorily redeemable convertible preference shares	16	33,634,500	6	45,940	—	—	45,946
Extinguishment of obligations in respect of long-term debt and related interest payable	15	—	—	—	—	179,712	179,712

Balance as of December 31, 2006		625,000,000	103	853,476	132,403	544,446	1,530,428

Balance as of December 31, 2006 – US$		625,000,000	13	109,363	16,966	69,764	196,106

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2004, 2005 and 2006
(RMB and US$ expressed in thousand)

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		146,561	181,444	148,841	19,072
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Loss on disposal of property, plant and equipment		7	—	1,297	166
Depreciation of property, plant and equipment	19	11,622	16,707	22,050	2,826
Amortization of lease prepayments and intangible assets		131	145	330	42
Interest expense on Exchangeable Bonds		13,706	14,117	3,340	428
Minority interests		11,117	7,086	1,267	162
Allowance for doubtful accounts		308	1,912	2,030	260
Deferred income taxes and deferred tax charges		(3,353)	4,228	1,016	130
Foreign currency exchange (gain)/loss		—	(5,584)	8,428	1,080
Changes in operating assets and liabilities, net of effects of acquisition of a subsidiary:
Accounts receivable		70,016	(345,954)	(319,493)	(40,939)
Inventories		(127,278)	(73,732)	(64,270)	(8,235)
Prepaid expenses and other current assets		(39,365)	6,556	(1,360)	(174)
Accounts payable		84,463	21,722	6,853	878
Bills payable		14,996	(562)	49,509	6,344
Accrued expenses and other payables		22,518	54,476	19,888	2,549
Income tax payable		11,561	3,868	7,416	950
Amounts due to related parties		1,234	960	(1,920)	(246)

Net cash provided by/(used in) operating activities		218,244	(112,611)	(114,778)	(14,707)

Cash flow from investing activities
Purchase of property, plant and equipment		(46,080)	(40,961)	(71,639)	(9,180)
Purchase of land use rights		(962)	—	(9,188)	(1,177)
(Increase)/decrease in pledged time deposits		(26,694)	19,658	(162,368)	(20,806)
Acquisition of interests in subsidiary, net of cash acquired		(1,067)	—	—	—
Proceeds from sale of property, plant and equipment		466	403	45	6

Net cash used in investing activities		(74,337)	(20,900)	(243,150)	(31,157)

Cash flow from financing activities
Repurchase of registered capital interests	17	(46,000)	—	—	—
Net proceeds from issue of new shares		—	—	649,022	83,164
Principal payments of short-term bank loans		(646,330)	(283,850)	(342,104)	(43,836)
Proceeds from short-term bank loans		571,330	279,614	517,540	66,316
Proceeds from/(payment for) collection of sold accounts receivable on behalf of financial institutions, net		98,037	(25,955)	(54,321)	(6,961)
Dividends paid		—	(10,622)	(61,623)	(7,896)

Net cash (used in)/provided by financing activities		(22,963)	(40,813)	708,514	90,787

Effect of foreign currency exchange rate change on cash		—	—	(11,771)	(1,508)
Net increase/(decrease) in cash and cash equivalents		120,944	(174,324)	338,815	43,415
Cash and cash equivalents:
At beginning of year		181,988	302,932	128,608	16,480

At end of year		302,932	128,608	467,423	59,895

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2004, 2005 and 2006 (Continued)
(RMB and US$ expressed in thousand)

	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Income tax	7,812	18,001	9,844	1,261
Interest expense	25,686	29,693	24,686	3,163

Significant Non-Cash Transactions:
Interest on long-term debt paid by shareholders	—	8,567	8,345	1,069
Extinguishment of obligations in respect of long-term debt and related interest payable	—	—	179,712	23,028
Conversion of mandatorily redeemable convertible preference shares into new ordinary shares	—	—	45,946	5,887
Acquisition on additional equity interest in subsidiary by transfer and exchange of accounts receivable	—	20,000	—	—
See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(1)	Principal Activities, Basis of Presentation and Organization
Principal Activities
China GrenTech Corporation Limited (the ‘‘Company’’, formerly known as Powercom Holdings Limited) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are principally engaged in the manufacture and sale of wireless coverage products and services in the People’s Republic of China (the ‘‘PRC’’). The Group derives substantially all of its revenues from China United Telecommunications Corporation and its affiliates (the ‘‘China Unicom Group’’), China Mobile Communications Corporation and its affiliates (the ‘‘China Mobile Group’’) and China Telecom Corporation Limited and its affiliates (the “China Telecom Group”). At December 31, 2006, the China Unicom Group and the China Mobile Group are the only two licensed wireless communication operators in the PRC. See Note 24.
Basis of Presentation and Organization
The Company was incorporated in the Cayman Islands and was established on December 3, 2003, as part of the reorganization and initial public offering (“IPO”) of Shenzhen GrenTech Company Limited (“Shenzhen GrenTech”, formerly known as Shenzhen Powercom Company Limited) and its subsidiaries (the ‘‘Reorganization’’). Shenzhen GrenTech was established in the PRC in July 1999 as a domestic limited liability company with registered capital of RMB 10,000,000. The registered capital was subsequently increased to RMB 112,000,000 in 2000. As of December 31, 2006, Shenzhen GrenTech’s principal subsidiaries consist of i) Shenzhen Lingxian Technology Company Limited (‘‘Shenzhen Lingxian’’), a 99% owned domestic limited liability company; ii) Quanzhou Lake Communication Company Limited (‘‘Lake Communication’’), an 80% owned domestic limited liability company and; iii) Quanzhou Lake Microwave Company Limited (‘‘Lake Microwave’’), an 80% owned domestic limited liability company.
In connection with the Reorganization in December 2003, the shareholders of Shenzhen GrenTech, through a series of related transactions, including the issuance of Exchangeable Bonds (Note 15) to third party investors for proceeds of US$ 20,700,000, transferred their entire equity interests in Shenzhen GrenTech to the Company in exchange for 466,365,500 ordinary shares of the Company (see Note 17). As the Reorganization was completed for the sole purpose of establishing the legal structure of the Company in preparation for the initial public offering of securities of GrenTech, and as the shareholders’ proportionate equity interests in the Company upon consummation of the Reorganization were identical to their proportionate equity interests in Shenzhen GrenTech just prior to the consummation of the Reorganization, the accompanying consolidated financial statements have been prepared as a reorganization of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to the Company have been stated at the historical carrying amounts of Shenzhen GrenTech.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(1)	Principal Activities, Basis of Presentation and Organization (continued)
On April 4, 2006, the Company completed its IPO and sold 5,000,000 ADSs, representing 125,000,000 new ordinary shares, at an initial public offering price of US$ 18.00 per ADS. The Company received net proceeds, after deduction of the related offering costs, in the amount of RMB 649,022,000 (approximately US$ 83,164,000).
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).
This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s principal subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (‘‘PRC GAAP’’), the accounting standards used in the country of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.
(2)	Summary of Significant Accounting Policies and Practices
(a)	Principles of Consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.
(b)	Foreign Currency Transactions
The Company and its subsidiaries’ functional and reporting currency is the RMB.
Transactions denominated in currencies other than Renminbi (“RMB”) are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.
Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Consequently, the PBOC’s exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB 8.28 per U.S. dollar on July 20, 2005 to RMB 8.11 per U.S. dollar on July 21, 2005, and has continued to fluctuate within a limited range from that date, and was RMB 7.8087 per U.S. dollar on December 31, 2006.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(b)	Foreign Currency Transactions (continued)
For the convenience of the readers, the 2006 RMB amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$ 1.00 = RMB 7.8041, being the noon buy rate for U.S. dollars in effect on December 29, 2006 in the City of New York for cable transfer in Renminbi per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2006, or at any other date.
RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.
As a result of the decline of the exchange rate of the U.S. dollar against RMB, the carrying value of the mandatorily redeemable convertible preference shares, which was denominated in U.S. dollars, was reduced by RMB 1,096,000 and RMB 359,000 (US$ 46,000) respectively for the year ended December 31, 2005 and the period from January 1, 2006 to April 3, 2006 (being the date of conversion into ordinary shares). The effects of the foreign currency rate movements were reflected as adjustments to shareholders’ equity in 2005 and 2006.
(c)	Use of Estimates
The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount of property, plant and equipment, valuation allowances for accounts receivable, realizable values for inventories and accrued warranty costs. Changes in facts and circumstances may result in revised estimates.
(d)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and in banks, including certificates of deposit and other highly liquid debt instruments with initial terms of less than three months.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(e)	Accounts Receivable
Accounts receivable are stated at the historical carrying amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Allowances for doubtful accounts are charged to general and administrative expenses.
Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
The Company’s off-balance-sheet credit exposure consists primarily of receivables sold to financial institutions that are subject to limited recourse (Note 3).
(f)	Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads. Cost of finished goods also includes cost of installation services performed on finished good products delivered and installed on customers’ sites, and such installation services are pending for inspection and acceptance by customers as of the balance sheet date.
(g)	Property, Plant and Equipment
Property, plant, and equipment are stated at cost less accumulated depreciation and impairment.
Depreciation of property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years
Buildings	20
Equipment and machinery	5-10
Motor vehicles	10
Office equipment and computer software	5
No deprecation is provided in respect of construction in progress.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(h)	Lease Prepayments
Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.
(i)	Goodwill and Other Intangible Assets
Goodwill represents the excess of cost over the net fair value of tangible and identifiable intangible assets of businesses acquired. Goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.
As of December 31, 2005 and 2006, goodwill was attributable to the acquisition of additional 9% equity interest in Shenzhen Lingxian in 2005 (Note 11).
Intangible assets with estimated useful lives consist of registered patents that are amortized on a straight-line basis over the estimated useful life of 10 years.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (Continued)
(j)	Investment securities
Investments in equity securities of privately held companies where the Company’s level of ownership is such that it cannot exercise significant influence over the investee (i.e. voting common stock ownership of less than 20%) are stated at cost, adjusted for declines in fair value that are considered other than temporary. Fair value of the investments is estimated based on market value appraisals or other valuation techniques. In determining whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes, but is not limited to, the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance, cash flows and the net assets of the investee. Any impairment is charged to earnings and a new cost basis for the investment is established.
(k)	Impairment of Long-Lived Assets
Long-lived assets, including intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, including identifiable intangible assets with finite useful lives. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (Continued)

(l)	Revenue Recognition
The Company derives revenues principally from the provision and sale of wireless coverage products and services, and to a lesser extent the sale of RF parts and components. Revenue is recognized when the risk and rewards are transferred, delivery has occurred or the services have been rendered, persuasive evidence of any arrangement exists, the price to the buyer is fixed or determinable and collectibility is reasonably assured. These criteria as they apply to the provision and sale of wireless coverage products and services, and the sale of RF parts and components are as follows:
Wireless coverage products and services
A wireless coverage products and services contract consists of two revenue-generating activities, or deliverables, the sale of wireless coverage products and the provision of installation services. Pursuant to Emerging Issues Task Force Issue No. 00-21,“Revenue Arrangements with Multiple Deliverables”, the equipment sale and installation services are accounted for as separate units of accounting for the following reasons: i) the equipment has standalone value as it can and has been sold separately by the Company; ii) objective and reliable evidence of the fair value for the installation services exists as evidenced by the amount charged by independent third parties; and iii) there are no refund rights in these arrangements. As objective and reliable evidence of fair value exists for both the equipment and installation services, the appropriate revenue recognition convention is separately applied to each of the two deliverables.
Revenue is allocated to each deliverable based on their relative fair values, such as the sales price for the deliverable when it is sold on a stand-alone basis or based on third-party pricing for a similar deliverable. Revenue attributable to the sale of the wireless coverage products element is recognized when i) the buyer has executed and signed a sale and purchase contract, which specifies the price, payment terms, and the wireless coverage products and installation services to be delivered and provided; ii) the wireless coverage products have been delivered to the buyer’s premises; iii) the risk and rewards of ownership and title of the delivered wireless coverage products have been transferred to the buyer; iv) the buyer has issued a completion certificate, which indicates the buyer’s acceptance of the functionality, specifications, and performance of the delivered wireless coverage products; and v) the Company has an enforceable legal right to receive the contractually specified amount in cash attributable to the delivered wireless coverage products and such right is not contingent upon the Company providing the remaining installation services or the buyer’s acceptance of the installation services.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2) Summary of Significant Accounting Policies and Practices (Continued)
     (l) Revenue Recognition (continued)
A portion of the installation service deliverable is rendered concurrently with the delivery of wireless coverage products. As the amount of the wireless coverage products and service contract consideration is not contractually due and customer acceptance is not deemed to occur until the issuance of the completion certificate, revenue for the wireless coverage products deliverable is not recognized until a significant portion of the installation service has been rendered.
Revenue attributable to the installation service element of the contract is not recognized until i) the services have been rendered; ii) the buyer has issued a preliminary inspection certificate, which indicates the buyer’s acceptance of the installation services provided; iii) the Company has an enforceable legal right to receive the contractually specified amount in cash attributable to the installation service element of the contract and such right is not contingent upon the buyer’s issuance of a final inspection certificate; and iv) the Company’s remaining obligation relating to the buyer’s final acceptance of the installation services is considered inconsequential or perfunctory.
Pursuant to the terms of the Company’s contracts, the customers are generally required to pay i) a range of 30% to 60% of the contract sum either upon signing of the sale and purchase contract or the issuance of the completion certificate, ii) a range of 30% to 60% of the contract sum upon issuance of the preliminary inspection certificate, iii) a range of 10% to 30% of the contract sum upon the issuance of the final inspection certificate and iv) a range of zero to 10% of the contract sum upon the expiration of the warranty period. The Company has allowed its customers to pay the contract sum in installments as a standard business practice. Sales of wireless coverage products and services are made under these payment terms and, provided that the above criteria for revenue recognition are met, are recognized as revenue due to: i) the Company’s history of successfully collecting all amounts due under the original payment terms without making significant concessions on payments; and ii) the Company’s enforceable legal right to receive the contractually specified amount in cash attributable to the element of the contract that has been delivered, and the Company’s intent to enforce this right, when considered necessary.
The portion of the contract sum recognized as revenue in excess of the amounts received under the contract payment terms is recorded in accounts receivable in the accompanying consolidated balance sheets. The portion of the amounts received under the contract payment terms in excess of the revenue recognized is recorded as deferred income and included in accrued expenses and other payables in the accompanying consolidated balance sheets. Amounts due under the contract terms beyond one year are reclassified as long term accounts receivable and are discounted at discount rate generally available for discounting similar instruments with commercial banks in the PRC.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2) Summary of Significant Accounting Policies and Practices (Continued)
     (l) Revenue Recognition (continued)
Provisions for estimated settlement discounts provided to customers are recorded as a reduction of revenue in the same period that revenue is recognized. The provision for estimated settlement discounts, which is based on historical settlement data, is the Company’s best estimate of the amount of discounts to be provided to customers to encourage prompt payment.
For most wireless coverage products and services contracts, the Company provides free repairs and replacement for defective parts for a duration of 12 months to 36 months after the issuance of final inspection certificate. The Company records an allowance for estimated future costs to be incurred during the warranty period in the same period that revenue is recognized. Allowances for warranties are recorded as cost of revenues and are established on an individual basis. The estimates reflect historic trends of warranty costs adjusted for specific conditions that may arise and the number of contracts under warranty at each financial year-end.
Certain of the Company’s wireless coverage products and service contracts contain penalty clauses in which a penalty is levied on the party responsible for the delay in the execution of the contract. In addition, under certain circumstances, certain contracts may be terminated should the Company fail to provide products or installation services within a specified timeframe. In the event of termination, the Company would be entitled to recover a portion of the contract consideration billable pursuant to its legally enforceable right under PRC law.
RF-based parts and components
The Company recognizes revenues from the sale of stand-alone RF parts and components when the risk and rewards of ownership and title to the products have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.
Revenue is stated net of value added taxes (“VAT”), sales returns, trade discounts and allowances. In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of the tax authorities. The VAT collected is not revenue of the Company; instead the amount is recorded as a liability on the balance sheet until such VAT is paid to the tax authorities.
     (m) Cost of Revenues
Cost of revenues consists primarily of material costs, payroll compensation, installation costs, depreciation, rentals, product warranty allowances and related expenses, which are directly attributable to the production of products and rendering of services. Write-down of inventory to lower of cost or market is also recorded in cost of revenues.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2) Summary of Significant Accounting Policies and Practices (Continued)
     (n) Deferred Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.
     (o) Advertising and Research and Development Costs
Advertising and research and development costs are expensed as incurred. Advertising costs included in sales and distribution expenses amounted to RMB 2,102,000, RMB 2,036,000 and RMB 955,000 (US$ 122,000) for the years ended December 31, 2004, 2005 and 2006, respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and maintenance expenses of research and development equipment, material costs and rental expenses for premises used for research and development.
     (p) Freight Costs
The Company records freight costs related to the transporting of the raw materials to the Company’s warehouse in cost of revenues and all other outbound freight costs in sales and distribution expenses. For the years ended December 31, 2004, 2005, and 2006, freight costs included in cost of revenues were RMB 1,948,000, RMB 2,546,000 and RMB 2,608,000 (US$ 334,000), respectively, and freight costs included in sales and distribution expenses were RMB 2,289,000, RMB 2,970,000, and RMB 3,731,000 (US$ 478,000), respectively.
     (q) Bills Payable
Bills payable represent bills issued by financial institutions to the Company’s vendors. The Company’s vendors receive payments from the financial institutions directly upon maturity of the bills and the Company is obliged to repay the face value of the bills to the financial institutions.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2) Summary of Significant Accounting Policies and Practices (Continued)
     (r) Government Grants
Receipts of government grants to encourage research and development activities which are unconditional and non-refundable are recognized as grant income in the accompanying consolidated statements of income upon receipt.
     (s) Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
     (t) Income per Share
In accordance with SFAS No.128, Computation of Earnings per Share, basic net income per share available to ordinary shareholders is computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share available to ordinary shareholders is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of shares issuable pursuant to mandatorily redeemable convertible preference shares, and are determined using the as-converted method.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(2) Summary of Significant Accounting Policies and Practices (Continued)
     (u) Share-Based Payment
A share option scheme was established on August 25, 2005 (the “Scheme”) which allows the Company to grant options to its employees to acquire ordinary shares of the Company. The Company has adopted SFAS No. 123R “Share-Based Payment”, which requires that share based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured based on the fair value of the award at the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, if any. No options have been granted under the Scheme.
     (v) Segment Reporting
The Company uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance. Based on this assessment, the Company has determined it has only one operating segment which is the manufacture and sale of communication products in the PRC.
In view of the fact that the Company operates and manages its business solely in the PRC and substantially all of its customers are located in the PRC, no geographical segment information is presented.
     (w) Recently Issued Accounting Standards
FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for the fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact of adopting this Interpretation on its financial condition, results of operations and cash flows

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
     (w) Recently Issued Accounting Standards (Continued)
Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements
In September 2006, the Securities and Exchange Commission issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 requires registrants to apply the new quantification guidance to errors in existence at the beginning of the fiscal year ending after November 15, 2006 by correcting errors determined to be material under this new quantification method through a one-time cumulative effect adjustment to beginning-of-year retained earnings. The Company has adopted SAB 108 as of October 31, 2006. No significant adjustment was recorded by the Company upon adoption of SAB 108.
SFAS No. 156, Accounting for Servicing of Financial Assets - an amendment of SFAS No. 140
In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of SFAS No. 140. This Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to, among other things, recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain specific situation(s). This Statement is effective for the Company in fiscal years beginning after September 15, 2006. The Company is in the process of evaluating the impact of adopting this Statement on its financial condition, results of operations and cash flows.
SFAS No. 157, Fair value measurements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. This Statement will be effective for the Company in fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of adopting this Statement on its financial condition, results of operations and cash flows.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
     (w) Recently Issued Accounting Standards (Continued)
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS No. 115
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective for the Company in fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of adopting this Statement on its financial condition, results of operations and cash flows.
EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty
In September 2005, the FASB Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modification or renewals of existing arrangements occurring after January 1, 2007. The adoption of EITF 04-13 is not expected to have a material effect on the Company’s consolidated financial statements.
(3) Pledged Time Deposits
     Pledged time deposits at December 31, 2005 and 2006 consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000
Pledged deposits with financial institutions for security on:
- accounts receivable sold (Note (a))	57,198	32,349	4,145
- bills payable (Note (b))	19,052	50,187	6,431
- short-term bank loans (Note (b))	—	156,082	20,000

	76,250	238,618	30,576

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(3)	Pledged Time Deposits (Continued)
a)	In its ordinary course of business, the Company entered into certain one-year agreements with independent financial institutions to sell, on an ongoing basis, accounts receivable up to a specified amount (which totalled RMB 400 million as of December 31, 2005 and 2006). Accounts receivable are sold at a discount, which is adjusted based upon the timing of collection by the financial institutions. Under the terms of certain of these agreements, a portion of the sold receivables are subject to certain limited recourse provisions pursuant to which the Company is required to deposit twenty percent of the sale proceeds into a restricted bank account as security in the event of default of payment by the paying accounts receivable customer. The cash in the restricted bank account is released to the Company upon full payment by the customer and is released on a proportionate basis to the extent that the collections fall short of the amount of accounts receivable sold. The Company did not experience any significant losses under these recourse provisions during the three-year period ended December 31, 2006. The Company surrendered control over the accounts receivable transferred to the financial institutions. Accordingly, pursuant to the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, accounts receivable of RMB 375,200,000 RMB 180,117,000 and RMB 117,664,000 (US$ 15,077,000) were derecognized from the balance sheet on their respective dates of the transfer during 2004, 2005 and 2006, respectively. The Company received proceeds from the sale of the accounts receivable of RMB 360,234,000, RMB 169,041,000 and RMB 108,998,000 (US$ 13,967,000) respectively for the years ended December 31, 2004, 2005 and 2006, and recorded a discount on the sale of accounts receivable of RMB 14,966,000, RMB 11,076,000 and RMB 8,666,000 (US$ 1,110,000) respectively, which was included in interest expense for the years ended December 31, 2004, 2005 and 2006. Discount on the sale of accounts receivable is calculated based on the time when the agreement was entered into but is subject to adjustments for the actual collections of the accounts receivable. These adjustments are recorded as interest expenses in the period during which it occurs.
As of December 31, 2005 and 2006, accounts receivable sold to financial institutions yet to be settled by the Company’s customers amounted to RMB 182,857,000 and RMB 143,986,000 respectively.
Pursuant to the sale agreements with the financial institutions, the Company is responsible for servicing the accounts receivable sold until the expiration of the sale agreements. The service obligations primarily comprise of serving notice to customers and collecting the cash on behalf of the financial institutions and remitting the cash to the financial institutions by a specified period of time. No servicing obligation was recorded at the date of sale as the amount was considered to be immaterial. As of December 31, 2005 and 2006, an amount of RMB 72,082,000 and RMB 17,761,000 (US$ 2,276,000) respectively had been collected by the Company pending transfer to the financial institutions, and are included in accrued expenses and other payables in the accompanying consolidated balance sheets.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(3) Pledged Time deposits (continued)
b)	The Company entered into several financing facilities for bills and short-term loans with banks during the years presented. Under the terms of the arrangements, cash deposits ranging from 30% to 100% of the respective financing facilities amount were pledged to the banks. The pledged deposits will be released upon the termination or expiry of these facilities.
(4) Accounts Receivable, net
Accounts receivable at December 31, 2005 and 2006 consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Accounts receivable	721,680	1,020,005	130,701
Less: Allowance for estimated settlement discounts	(20,057)	(14,982)	(1,920)

	701,623	1,005,023	128,781
Less: Allowance for doubtful accounts	(4,147)	(6,177)	(791)

	697,476	998,846	127,990
Amounts due after one year, net	(162,032)	(268,957)	(34,464)

	535,444	729,889	93,526
Bills receivable	1,877	17,970	2,303

	537,321	747,859	95,829

Amounts due after one year, net were stated after the deduction of unearned interest of RMB 8,083,000 and RMB 15,307,000 (US$ 1,961,000) respectively as of December 31, 2005 and 2006.
Pursuant to the terms of the Company’s contracts to provide wireless coverage products and services (Note 2 (l)), amounts due beyond one-year are reclassified as long-term accounts receivable in the accompanying consolidated balance sheets, being discounted at the applicable discount rate at the time of recognition of the receivables. For the years ended December 31, 2005 and 2006, the weighted average discount rates were 4.42% and 5.58% per annum respectively.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(4) Accounts Receivable, net (continued)
     An analysis of the allowance for doubtful accounts for 2004, 2005 and 2006 is as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	1,927	2,235	4,147	532
Charged to statements of income	308	1,912	2,030	260

Balance at end of year	2,235	4,147	6,177	792

Allowance for estimated settlement discounts provided to customers is recorded as a reduction from the corresponding accounts receivables in the balance sheet. An analysis of the allowance for estimated settlement discounts for 2004, 2005 and 2006 is as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	USS’000

Balance at beginning of year	25,512	26,884	20,057	2,570
Amount charged to statements of income	1,372	—	—	—
Amount written back	—	(6,827)	(5,075)	(650)

Balance at end of year	26,884	20,057	14,982	1,920

As of December 31, 2005, the Company pledged certain of its accounts receivable with a carrying value of RMB 106,615,000 to banks as collateral for short-term bank loans of RMB 50,760,000. Such bank loans were fully repaid in 2006 and the asset pledge was released accordingly (See also Note 14).
(5) Inventories
     Inventories at December 31, 2005 and 2006 consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000
Raw materials	55,572	65,395	8,380
Work-in-progress	4,057	5,135	658
Finished goods	310,507	363,876	46,626

	370,136	434,406	55,664

Included in finished goods are wireless coverage products delivered to customers’ sites which have not been accepted by the customers through the issuance of the completion certificates. Also included in finished goods are deferred installation costs related to wireless coverage products delivered and installed for which the related completion and/or inspection certificates have not been issued at the respective year end dates. The deferred installation costs are charged to cost of revenue in the same period that the revenue attributable to the installation service is recognized. As of December 31, 2005 and 2006, deferred installation costs amounted to RMB 50,626,000 and RMB 47,210,000 (US$ 6,049,000) respectively.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(6) Income Tax Expense
     Cayman Islands Tax
Under the current Cayman Islands laws, the Company is not subject to tax on income or capital gains.
     PRC Tax
Subsidiaries established in the Shenzhen Special Economic Zone of the PRC, namely Shenzhen GrenTech and Shenzhen Lingxian, are subject to income tax at a rate of 15%. Lake Microwave is a foreign investment enterprise (“FIE”) established in a coastal open economic area and is subject to income tax at a rate of 27%. Lake Communication is subject to income tax at a rate of 33%.
Pursuant to the applicable Income Tax Law of the PRC, Shenzhen GrenTech is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter, a 50 percent relief from income tax for the following three years (the “tax holiday”). The local tax bureau initially determined the year 2000 was the first profit-making year of Shenzhen GrenTech and therefore, Shenzhen GrenTech was exempted from income tax in 2000 and 2001, and income tax for 2002 was provided for at a reduced rate of 7.5%. Subsequent to the initial determination, the PRC tax authorities reversed the initial determination in 2004 and concluded that the first profit-making year of Shenzhen GrenTech should have been 2001. Consequently, Shenzhen GrenTech became fully exempted for PRC income for 2001 and 2002 and subject to PRC income PRC income tax at the rate of 7.5% for 2003, 2004 and 2005. In addition, the income tax previously paid in 2002 of RMB 12,781,000 was refunded in 2004, which was recorded as a reduction to income tax expense in 2004.
Shenzhen GrenTech applied for and was granted on December 13, 2005, an extension of its 50 percent relief from income tax for an additional three-year period commencing from January 1, 2006. Shenzhen GrenTech will be subject to PRC income tax at 15% from January 1, 2009 onwards.
Shenzhen Lingxian was entitled to full exemption from income tax for two years starting from the first profit-making year and a 50% reduction in the next three years as approved by the tax authorities. As the first profit-making year of Shenzhen Lingxian was 2002, Shenzhen Lingxian was fully exempted for PRC income tax for 2002 and 2003 and subject to PRC income at the rate of 7.5% for 2004, 2005 and 2006. Commencing from January 1, 2007, Shenzhen Lingxian is subject to PRC income tax at the rate of 15%.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(6) Income Tax Expense (continued)
On March 16, 2007, the National People’s Congress of the PRC passed the new Enterprise Income Tax Law (the “New Tax Law”), which law will take effect as of January 1, 2008. In accordance with the New Tax Law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment will be applied to both foreign invested and domestic enterprises and an income tax rate of 15% will be available to advanced technology enterprises recognized by the government authorities. The New Tax Law also provides for transitional measures for enterprises established prior to the promulgation of the New Tax Law and eligible for lower tax rate preferential treatment in accordance with the then prevailing tax laws and administrative regulations. These enterprises will gradually become subject to the new, unified tax rate over a five-year period; enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the New Tax Law and until their preferential treatment expire. Given that the New Tax Law has been promulgated only recently, its implementation has yet to be further clarified in practice. The implementation of the New Tax Law could adversely affect the Company’s financial condition and results of operations.
Substantially, all the income and income tax expense derived by the Company is domestic in nature.
Income tax expense consists of:

PRC Income tax	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2004	19,373	(3,353)	16,020

Year ended December 31, 2005	21,869	4,228	26,097

Year ended December 31, 2006	17,261	1,016	18,277

Year ended December 31, 2006 (US$)	2,212	130	2,342

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiaries) for the years ended December 31, 2004, 2005 and 2006 for the following reasons:

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(6) Income Tax Expense (continued)

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Income before income tax expense	173,698	214,627	168,385	21,576

Computed “expected” tax expense	26,055	32,194	25,258	3,237
Non-deductible entertainment expenses	4,515	4,072	4,756	609
Other non-deductible expenses	2,313	284	705	90
Non-taxable income	(562)	(1,317)	(36)	(5)
Tax rate differential of other subsidiaries	7,122	7,241	331	43
Tax holiday	(10,642)	(16,377)	(13,602)	(1,743)
Deferred tax valuation allowance	—	—	865	111
Income tax refunded	(12,781)	—	—	—

Actual income tax expense	16,020	26,097	18,277	2,342

If the Company’s subsidiaries were not in the tax holiday periods, the income tax expense would be increased by Rmb 10,642,000, RMB 16,377,000 and RMB 13,602,000 (US$ 1,743,000) for the years ended December 31, 2004, 2005 and 2006 respectively and the net income per share available to ordinary shareholders for such periods would be decreased as follows:

	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Decrease in net income per share available to ordinary shareholders:
- Basic	0.02	0.04	0.02	0.003

- Diluted	0.02	0.03	0.02	0.003

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset as of December 31, 2005 and 2006 are presented below:

	2005	2006	2006
	RMB’000	RMB’000	US$’000
Accounts receivable	4,637	1,762	226
Accrued expenses	884	923	118
Unrealized profit on intercompany revenues	2,961	4,781	613
Tax losses	—	865	111

	8,482	8,331	1,068
Less: valuation allowance	—	(865)	(111)

Net deferred tax assets	8,482	7,466	957

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(6) Income Tax Expense (continued)
As of December 31, 2006, a subsidiary of the Company had net operating losses for PRC income tax purpose totalling Rmb 2,621,000 (US$ 336,000). Such tax losses are available for carry forward to set-off against future taxable profits for a maximum period of five years. As of December 31, 2006, a valuation allowance of Rmb 865,000 (US$ 111,000) was established to substantially provide for deferred tax assets in respect of such tax losses. The Company believes it is more likely than not, that such amounts will not be recoverable, having considered the expected future taxable profits of the subsidiary and restrictions on carrying forward tax losses under PRC tax laws.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes that the deferred tax asset as of December 31, 2005 and 2006 is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(7)	Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000
Buildings	9,686	9,686	1,241
Equipment and machinery	129,973	185,284	23,742
Motor vehicles	18,216	20,522	2,630
Office equipment and computer software	5,751	9,763	1,251

	163,626	225,255	28,864
Accumulated depreciation	(43,270)	(63,752)	(8,169)

	120,356	161,503	20,695
Construction in progress	—	7,100	909

	120,356	168,603	21,604

(8)	Lease Prepayments, net

	2005	2006	2006
	RMB’000	RMB’000	US$’000
Prepaid land use rights	5,421	14,609	1,871
Accumulated amortization	(685)	(977)	(125)

	4,736	13,632	1,746

Amortization expense for the years ended December 31, 2004, 2005 and 2006 were RMB 94,000, RMB 108,000 and RMB 292,000 (US$ 37,000) respectively.

(9)	Investment Securities

Investment securities at December 31, 2005 and 2006 represented a 4.67% equity interest in Quanzhou Bank, a privately held bank in the PRC. Such investment was not marketable, and therefore accounted for using the cost method.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(10)	Intangible Assets, net

	2005	2006	2006
	RMB’000	RMB’000	US$’000
Patent	375	375	48
Accumulated amortization	(262)	(300)	(38)

	113	75	10

Amortization expense for the years ended December 31, 2004, 2005 and 2006 were RMB 37,000, RMB 37,000 and RMB 38,000 (US$ 5,000) respectively.
The estimated amortization expense of intangible assets for the next five years is as follows:

	RMB’000	US$’000
2007	38	5
2008	37	5
2009	—	—
2010	—	—
2011	—	—

	75	10

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(11)	Goodwill

On March 28, 2005, the Company entered into a sale and purchase agreement with Ms Zhang Xiu Jun, the then 10% minority shareholder of Shenzhen Lingxian, whereby Ms Zhang sold her 9% equity interest in Shenzhen Lingxian to Shenzhen GrenTech for RMB 20,000,000. The purchase price was determined taking into consideration the estimated fair value of 9% equity interest of Shenzhen Lingxian as of March 28, 2005, and was paid by the transfer of the Company’s accounts receivable with carrying value of RMB 20,000,000 as at that date. Consequently, the Company recorded a goodwill of RMB 8,216,000 from the acquisition.

The above acquisition was not considered significant to the Company’s financial position or results of operations for the periods presented.

(12)	Accrued Expenses and Other Payables

Accrued expenses and other payables at December 31, 2005 and 2006 consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000
Amounts collected on sold accounts receivable on behalf of financial institutions (Note 3)	72,082	17,761	2,276
Allowance for product warranties (Note 13)	11,794	12,308	1,577
Accruals for salaries and welfare	8,394	9,872	1,265
Deferred income	85,145	47,803	6,125
VAT payable	45,985	91,747	11,756
Bsuiness and other taxes payable	6,090	9,820	1,258
Accrued interest on Exchangeable Bonds (Note 15)	19,129	—	—
Reimbursement payment to staff	2,833	2,680	344
Others	11,879	16,842	2,158

	263,331	208,833	26,759

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(13)	Allowance for Product Warranties

An analysis of the allowance for product warranties for 2004, 2005 and 2006 is as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	9,623	11,981	11,794	1,511
Amount charged to expense	8,011	9,281	8,240	1,056
Amount utilized	(5,653)	(9,468)	(7,726)	(990)

Balance at end of year	11,981	11,794	12,308	1,577

(14)	Short-Term Bank Loans

Short-term bank loans outstanding, which are all denominated in Renminbi, are as follows:

	2005	2006	2006
	RMB’000	RMB’000	US$’000
- Unsecured	109,854	176,050	22,559
- Secured	50,760	160,000	20,502

	160,614	336,050	43,061

During the years ended December 31, 2004, 2005 and 2006, the Company entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital. None of the loan agreements requires the Company to comply with any financial covenants. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2005 and 2006 were 4.42% and 5.58% per annum, respectively.

The Company had available undrawn committed bank loan facilities and bills financing facilities amounting to RMB 52,756,000 (US$ 6,760,000) and RMB 40,130,000 (US$ 5,142,000) respectively as of December 31, 2006. In addition, the Company had available committed receivable selling facilities of RMB 258,250,000 (US$ 33,092,000) as of December 31, 2006. Of the unutilized bills financing facilities and receivable selling facilities, the Company will be required to pledge with the banks a time deposit equal to 30% and 20% respectively as security for the amount to be utilized.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(15)	Long-Term Debt

On December 17, 2003, the shareholders of the Company entered into an Exchangeable Bonds Subscription Agreement (the “Agreement”) with three investors — Actis China Investment Holdings No.1 Limited (“Actis China”), Standard Chartered Private Equity Limited (“SCPEL”) and JAFCO Asia Technology Fund (“JATF”). Pursuant to the Agreement, the shareholders of the Company issued exchangeable bonds (“Exchangeable Bonds”) at par value bearing interest at a rate of 5% per annum, to Actis China, SCPEL and JATF for a total consideration of US$ 20.7 million. The bond holders were entitled to a premium payment when the total dividend as declared and paid to ordinary shareholders exceeded a specified amount. The Exchangeable Bonds would be automatically converted into approximately 131,365,500 existing ordinary shares held by the shareholders of the Company at a conversion price of US$ 0.16 per share immediately prior and upon an initial public offering. Accordingly, no new ordinary shares would be issued by the Company. The conversion price was determined based on the estimated fair value of the Company’s ordinary shares at the date of the Agreement. Proceeds received by the shareholders from the issuance of the Exchangeable Bonds were entirely used by the shareholders to subscribe 461,365,500 newly issued ordinary shares of the Company. The Company used the proceeds from the sale of 461,365,500 newly issued ordinary shares to complete the Reorganization through the acquisition of Shenzhen GrenTech by its wholly owned subsidiary, GrenTech (BVI) Limited. The effect of these transactions was to distribute the proceeds from the issuance of the Exchangeable Bonds to the Company’s existing shareholders. The ultimate shareholders and their respective proportionate ordinary share ownership interest in the underlying net assets of the Company were identical to their respective equity interests held in Shenzhen GrenTech as a result of these transactions (Note 1).

In connection with issuance of the Exchangeable Bonds, the Company provided a guarantee to the bondholders effective from the date of the Agreement until all liabilities of the shareholders under the Exchangeable Bonds and the Agreement are discharged in full when the Exchangeable Bonds are converted to ordinary shares or redeemed. Under the Agreement and the relevant guarantee and the share pledge agreements, the Company was subject to various covenants and restrictions, including a minimum after-tax profit requirement. In addition, whether the anticipated initial public offering is successful or not, the holders of Exchangeable Bonds are entitled to redeem the Exchangeable Bonds at any time after three years from the date of issuance of the preference shares (see Note 16) or in the event of the occurrence of triggering events such as the Company receiving third party demand letters for immediate repayment of aggregate indebtedness over RMB 50,000,000. The Exchangeable Bonds were redeemable at an amount equal to the principal amount of the Exchangeable Bonds plus 8% interest.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(15)	Long-Term Debt (continued)

Because the Exchangeable Bonds were guaranteed by the Company, the debt obligation and related interest costs were pushed down to the Company, and were reflected in the consolidated financial statements as though the Company was the primary obligor. The push down of Exchangeable Bonds was reflected as long-term debt in the consolidated balance sheet, with a corresponding decrease in retained earnings in 2003. In association with the pushed down debt and pursuant to the guarantee given by the Company, interest expense of RMB 13,706,000 and RMB 14,117,000 and RMB 3,340,000 (US$ 428,000), calculated based on interest of 8% per annum, was pushed down and recognized with a corresponding increase to interest payable for the year ended December 31, 2004, 2005 and 2006 respectively. The amount of interest payable by the Company would depend on the satisfaction of the obligation by the shareholders pursuant to the guarantee arrangement specified above. Upon satisfaction of the obligation by the shareholders or release of the guarantee, the amount of interest payable would be recorded as an adjustment to retained earnings. Any unpaid portion would be credited to the retained earnings upon the conversion of the Exchangeable Bonds.

In January 2005 and 2006, shareholders of the Company satisfied their obligation and paid interest on the Exchangeable Bonds in the amount of RMB 8,567,000 and RMB 8,345,000 (US$ 1,069,000), respectively. Accordingly, the Company reduced its accrued interest on Exchangeable Bonds and increased retained earnings by the same amounts in the years ended December 31, 2005 and 2006 respectively.

In connection with the IPO and pursuant to a board resolution of the Company dated April 3, 2006, the Exchangeable Bonds were converted fully into 131,365,500 existing ordinary shares held by the shareholders of the Company in April 2006. Consequently, the Company’s obligations in respect of the Exchangeable Bonds and unpaid portion of interest payable, totalling RMB 179,712,000 (US$ 23,028,000), were extinguished and such amount was credited to the retained earnings.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(16)	Mandatorily Redeemable Convertible Preference Shares

On December 30, 2003, the Company received RMB 43,565,000 (US$ 5,300,000) from three investors – Actis China, SCPEL and JATF, in exchange for 33,634,500 mandatorily redeemable convertible preference shares. The holders of the preference shares were entitled to a fixed cumulative preference dividend of 5% per annum based on the face value of the preference shares and a special dividend as when the total dividend declared and payable to the ordinary shareholders exceeds a certain amount. In addition, upon redemption, the Company was required to pay the subscription price plus an 8% per annum compounded return less any preference dividends accrued, declared or paid up to the date of redemption. Cumulative preference dividends and accretion to redemption value were reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statements of income. In December 2004 and 2005 and April 2006, the directors declared a preference share dividend of RMB 0.065, RMB 0.064 and RMB 0.016 (US$ 0.002) per share, respectively, totalling RMB 2,193,000 and RMB 2,139,000 and RMB 548,000 (US$ 70,000) to the holders of preference shares, respectively. In addition, accretion to redemption value of RMB 1,316,000, RMB 1,385,000 and RMB 360,000 (US$ 46,000), being the difference between the 8% yield on the mandatorily redeemable convertible preference shares upon redemption and the actual dividend declared of 5%, was accrued and charged to consolidated statements of income for the years ended December 31, 2004, 2005 and 2006 respectively.

In connection with the IPO and pursuant to a board resolution of the Company dated April 3, 2006, the mandatorily redeemable convertible preference shares were converted fully into 33,634,500 new ordinary shares of the Company in April 2006.

The mandatorily redeemable convertible preference shares contained the following terms:

Liquidation Preference

On a distribution of assets of the Company on a winding up or other return of capital, the holders of the preference shares are entitled, in proportion to the number of preference shares held by them and in priority to any holder of any other class of shares, to receive an amount equal to the sum of the subscription price of the preference shares and any and all accrued and unpaid dividends.

Conversion

In accordance with the articles of association of the Company, the holders of the preference shares have the right to convert their preference shares into ordinary shares only upon the occurrence of an initial public offering of the Company’s ordinary shares. The rate at which the preference shares shall be converted into ordinary shares shall be one ordinary share for every one preference share, subject to certain anti-dilutive adjustments.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(16)	Mandatorily Redeemable Convertible Preference Shares (continued)

Redemption

In accordance with the articles of association of the Company, the holders of preference shares are entitled to redeem the preference shares upon serving written demand to the Company. Such demand may be made by a holder of preference share at any time after three years from the date of issuance of the preference shares or in the event of the occurrence of a triggering event as specified in the articles of association, such as receiving third party demand letters for immediate repayment of aggregate indebtedness over RMB 50,000,000.

Voting Rights

Each mandatorily redeemable preference share carries the same number of votes as an ordinary share.

(17)	Shareholders’ equity

Registered capital

Prior to the Reorganization, the registered capital of Shenzhen GrenTech was RMB 112,000,000. Capital contribution in excess of the registered capital was credited to contributed surplus.

In October 2003, Shenzhen GrenTech repurchased a total of 28.672% equity interests from two shareholders, for total consideration of RMB 66,308,000 of which RMB 20,308,000 and RMB 46,000,000 was paid in 2003 and 2004 respectively. Shenzhen GrenTech, through Shenzhen Lingxian, simultaneously sold 28.672% equity interests to the three existing shareholders of Shenzhen GrenTech for a total consideration of RMB 66,308,000 which was fully received as of December 31, 2003. In connection with the said share transfers, the Company had unrestricted use of the excess cash proceeds from the reissuance of shares over the amounts paid through the final settlement in 2004. Since all of the risks and rewards ownership of the said shares of Shenzhen GrenTech were transferred to the three existing shareholders simultaneously with the purchase of the equity interests by Shenzhen GrenTech, the share transfers are deemed to occur at the same time for accounting purposes.

Ordinary shares

In connection with the Reorganization described in Note 1, the Company issued 932,731 ordinary shares (as adjusted for the five-hundred-for-one share split as described below) to the shareholders of Shenzhen GrenTech in exchange for the transfer of their equity interests in Shenzhen GrenTech. Accordingly, the registered capital of Shenzhen GrenTech was eliminated through a corresponding increase in the par value of ordinary shares of RMB 77,000 and contributed surplus of RMB 111,923,000.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(17)	Shareholders’ equity (continued)

On August 25, 2005, the Company declared a five-hundred-for-one share split of the Company’s shares. The share split was effected in the form of subdividing each of the Company’s issued and unissued ordinary shares and mandatorily redeemable convertible preference shares into 500 ordinary shares and 500 redeemable convertible preference shares, respectively. The par value of the ordinary shares was adjusted from US$ 0.01 per share to US$ 0.00002 per share. All references in the accompanying consolidated financial statements and notes to the number of shares, per share amounts and par value data of the Company’s ordinary and mandatorily redeemable convertible preference shares have been restated to reflect the effect of the share split for all periods presented.

On April 3, 2006, the directors declared dividends totalling RMB 7,609,000 to the holders of the Company’s ordinary shares in issue as of that date.

In connection with the IPO, 125,000,000 new ordinary shares of the Company were issued to public shareholders in April 2006 (Note 1).

(18)	Revenues

The Company derives revenues from the provision of wireless coverage products and services, which consist of the sale of wireless coverage equipment and the rendering of related installation services, as well as sale of RF parts and components. The components of revenues are as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Sale of wireless coverage products	503,904	614,503	679,606	87,083
Installation services of wireless coverage products	30,115	69,338	108,867	13,950
Sale of other products	33,857	25,602	39,247	5,029

	567,876	709,443	827,720	106,062
Less: (Provision for)/write back of settlement discounts	(1,372)	6,827	5,075	650

	566,504	716,270	832,795	106,712

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(19)	Depreciation

Depreciation of property, plant and equipment is included in the following:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	6,917	10,824	14,366	1,841
Research and development costs	1,065	1,931	2,504	320
Sales and distribution expenses	1,468	1,760	2,104	270
General and administrative expenses	2,172	2,192	3,076	394

	11,622	16,707	22,050	2,825

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(20)	Net income available to Ordinary Shareholders

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Net income available to ordinary shareholders	143,052	179,016	148,292	19,002
Denominator for basic net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	466,365,500	466,365,500	584,580,799	584,580,799

Basic net income per share available to ordinary shareholders	0.31	0.38	0.25	0.03

Net income available to ordinary shareholders	143,052	179,016	148,292	19,002
Dividend, accretion to redemption value and foreign exchange currency rate movements on mandatorily redeemable convertible preference shares	3,509	2,428	549	70

Diluted net income available to ordinary shareholders	146,561	181,444	148,841	19,072
Denominator for diluted net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	466,365,500	466,365,500	584,580,799	584,580,799
Weighted average number of mandatorily redeemable convertible preference shares	33,634,500	33,634,500	8,569,885	8,569,885

	500,000,000	500,000,000	593,150,684	593,150,684

Diluted net income per share available to ordinary shareholders	0.29	0.36	0.25	0.03

Basic and diluted net income per share available to ordinary shareholders for the years ended December 31, 2004 and 2005 have been calculated as if 466,365,500 ordinary shares had been issued and outstanding throughout for such periods.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(21)   Related Party Transactions
The principal related party transactions during the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Payment for rental (Note (a))	960	960	960	123

Amount due to related party as of December 31, 2005 and 2006 was as follows:

	2005	2006	2006
	RMB’000	RMB’000	US$’000
Due to related company
Shenzhen Fang Sheng AutoBig World Management Co., Ltd (“Shenzhen Fang Sheng”) (Note(a))	1,920	—	—

            Notes:
(a)	Shenzhen GrenTech has leased and occupied certain premises in an office building of floor area of approximately 1,433.35 square metres owned by Shenzhen Fang Sheng. Certain directors of the Company are also directors of Shenzhen Fang Sheng. The lease which expired on December 31, 2005, was subsequently renewed until December 31, 2006 under the same contract terms. A rental of RMB 960,000 which was determined with reference to the market rental, was charged to expenses for 2004, 2005 and 2006.

As of December 31, 2005, the Company had a balance due to Shenzhen Fang Sheng of RMB 1,920,000 in respect of the rental, which was fully settled during 2006.

(b)	As of December 31, 2005 and 2006, the 20% minority equity interest in Lake Communication is owned by the son of a director of the Company.
(22)	Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, the Company is required to make contributions at a rate 8% to 9% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for the Company’s employees in the PRC. The total amount of contributions of RMB 3,964,000, RMB 7,889,000 and RMB 10,970,000 (US$ 1,406,000) for the years ended December 31, 2004, 2005 and 2006 respectively, was charged to expense in the accompanying consolidated statements of income. The Company has no other obligation to make payments in respect of retirement benefits of the employees.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(23)	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, short-term accounts receivable, bills receivable, amounts due from related parties, accounts and bills payable, accruals and other payables, amounts due to related parties and other payables, approximates their fair values because of the short maturity of these instruments. The carrying amount of short-term borrowings approximate fair value determined based on the borrowing rates currently available for debt securities with similar terms and maturities. The investment securities represented unquoted equity securities of an entity established in the PRC. There is no quoted market price for such equity securities and accordingly, it is impracticable to have a reasonable estimate of the fair value.

Long term accounts receivables as of December 31, 2005 and 2006 were recorded in the accompanying consolidated balance sheet at their net present value based on a discount rate of 4.42% and 5.58% per annum respectively, which approximated the discount rate generally available for discounting similar instruments with commercial banks in the PRC. The carrying amount of long term accounts receivable approximate their fair value.

The carrying amount of long-term debt approximated their fair value based on the borrowing rates currently available for debt securities with similar terms and average maturities.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(24)	Business and Credit Concentrations

Substantially all of the Company’s customers are located in the PRC. The following are customers that individually comprise 10% or more of gross revenue for the years ended December 31, 2004, 2005 and 2006:

	2004		2005		2006		2006
	RMB’000%		RMB’000%		RMB’000%		US$’000
China Unicom Group	345,847	61	322,896	45	298,693	36	38,274
China Mobile Group	157,327	28	241,575	34	277,098	33	35,507
China Telecom Group	19,299	3	69,490	10	89,169	11	11,426
At December 31, 2005 and 2006, approximately 87% and 80% of gross accounts receivable, respectively, were due from these customers. As a result, a termination in relationship in or a reduction in orders from any one of these customers would have a material impact on the Company’s results of operations and financial condition. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.
The gross accounts receivable due from major customers, China Unicom Group, China Mobile Group and China Telecom Group at December 31, 2005 and 2006, were as follows:

	2005	2006	2006
	RMB’000	RMB’000	US$’000
China Unicom Group
— Current portion	288,052	305,813	39,186
— Long-term portion	79,032	100,162	12,835

	367,084	405,975	52,021

China Mobile Group
— Current portion	147,779	223,374	28,623
— Long-term portion	43,772	80,010	10,252

	191,551	303,384	38,875

China Telecom Group
— Current portion	35,002	70,158	8,990
— Long-term portion	17,164	28,853	3,697

	52,166	99,011	12,687

	610,801	808,370	103,583

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(25)	Commitments and Contingencies
(i)	Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 are as follows:

	RMB’000	US$’000
2007	6,912	886
2008	1,945	249
2009	1,156	148
2010	—	—
2011	—	—

	10,013	1,283

For the years ended December 31, 2004, 2005 and 2006, total rental expenses for non-cancellable and cancellable operating leases were RMB 8,480,000, RMB 13,361,000 and RMB 16,385,000 (US$ 2,100,000), respectively.

(ii)	Capital commitments

Capital commitments for future purchase of property, plant and equipment as of December 31, 2006 was RMB 219,612,000 (US$ 28,141,000).

(iii)	Contingencies

In the ordinary course of its business, the Company provides customers with one to three years of warranty protection, under which the Company agrees to repair or replace defective installed wireless coverage products at no additional cost to the customers. The contracts generally do not contain disclaimers or limitations on product liabilities for special, consequential and incidental damages, nor does the Company typically cap the amounts the customers may recover for damages. In addition, the Company does not currently maintain any insurance for product liability or warranty claims. A failure of the Company’s products to operate properly and the potential damage from malfunction of the Company’s products could give rise to substantial liabilities under the warranties and otherwise.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)
(26)	China GrenTech Corporation Limited (Parent Company)

In accordance with the relevant PRC regulations, the Company’s subsidiaries may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2006, the statutory general reserve already reached 50% of the registered capital of certain subsidiaries of the Company and no additional transfer is required.

Furthermore, certain subsidiaries were previously required to allocate 5% to 10% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund, which was restricted to be used for capital expenditures for staff welfare facilities owned by the Company. In accordance with the new regulations which became effective January 1, 2006, appropriation to the statutory public welfare fund is longer required and the balance of the statutory public welfare fund of RMB 40,986,000 had been transferred to the statutory general reserve on January 1, 2006.

As of December 31, 2005 and 2006, an aggregate amount of RMB 117,092,000 and RMB 132,403,000 (US$ 16,966,000) were appropriated from retained earnings and set aside for statutory general reserves and public welfare fund respectively by the Company’s subsidiaries.

As of December 31, 2005 and 2006, the amount of restricted net assets of the Company’s subsidiaries, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 23% and 9% respectively of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.