Form 20-F
period 2007-12-31
China GrenTech CORP LTD
filed 2008-07-15
CIK 1347510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transaction period from                      to
COMMISSION FILE NUMBER: 000-51839
CHINA GRENTECH CORPORATION LIMITED
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered
American Depositary Shares, each representing 25 ordinary shares of par value US$0.00002 per share	The Nasdaq Global Select Market
Ordinary shares of par value US$0.00002 per share*	The Nasdaq Global Select Market *

*	Not for trading, but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2007, 614,064,000 ordinary shares, par value US$0.00002 per share.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☑

FORWARD-LOOKING STATEMENTS
     This annual report filed on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, cash flows, dividends, financing plans, business strategies, capital and other expenditure, competitive positions, availability of capital, growth opportunities for new and existing products, availability and deployment of new technologies, plans and objectives of management, mergers and acquisitions, and other matters.
     Statements in this Form 20-F that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimate,” “project,” “intend,” “expect,” “believe,” “plan” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by us or on our behalf, including with respect to the matters referred to above. These forward-looking statements are necessarily estimates reflecting the best judgment of senior management that rely on a number of assumptions concerning future events, many of which are outside of our control, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•	our company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers, in particular, the annual capital spending by Chinese telecommunications operators;

•	risks associated with large accounts receivable, long collection periods and accounts receivable cycles;

•	fierce competition in the wireless communication industry;

•	growth of, and risks inherent in, the wireless communication industry in China;

•	uncertainty as to future profitability and our company’s ability to obtain adequate financing for our planned capital expenditure requirements;

•	uncertainty as to its ability to continuously develop and manufacture new radio frequency, or RF, technology and keep up with changes in RF technology;

•	uncertainty as to the issuance of the third generation wireless communication, or 3G, licenses by the PRC governmental authorities;

•	future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructuring;

•	limitation on our company’s production capacity for RF products;

•	risks associated with possible defects and errors in our wireless coverage products or RF products;

•	uncertainty as to our company’s ability to protect and enforce our intellectual property rights; and

•	uncertainty as to our company’s ability to attract and retain qualified executives and personnel, particularly in our research and development department.

SUPPLEMENTAL INFORMATION
     We have twice subdivided our share capital since our inception. On December 24, 2003, we subdivided each of our issued and unissued ordinary shares, par value US$1.00 per share, into 100 ordinary shares, par value US$0.01 per share. On August 25, 2005, we further subdivided each of our issued and unissued ordinary shares, par value US$0.01 per share, into 500 ordinary shares, par value US$0.00002 per share. Unless otherwise specified, we present ownership of our ordinary shares throughout this annual report as if our ordinary shares, were so subdivided since our inception, with a par value of US$0.00002 per share.
     For the purposes of this annual report, all geographical and statistical references to “China,” “mainland China” and “PRC” in this annual report are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to the provinces, municipalities under direct administration of the PRC central government and provincial-level autonomous regions of China.
     All references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollar” or “US$” are to the legal currency of the United States of America, or the United States or the U.S. For your convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at the noon buying rate for U.S. dollars in effect on December 31, 2007, the last business day in 2007, in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York at RMB7.2946 = US$1.00.
     On July 11, 2008, the noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are RMB6.8338 = US$1.00. See “Exchange Rate Information.” We make no representation that any amounts in Renminbi or U.S. dollars referred to in this annual report could be or could have been converted into each other at any particular rate or at all.
     We have approximated all numbers in this annual report to their closest round numbers. Also due to rounding, figures shown as totals in tables may not be an arithmetic aggregation of the figures preceding them.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
SELECTED FINANCIAL DATA
     The following tables present our selected consolidated financial data as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007.
     Our consolidated financial statements have been prepared in accordance with U.S. GAAP, and we publish our financial statements in Renminbi. We have derived the consolidated statement of income information and selected cash flow information for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income information for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessary indicate the results that may be expected for any future periods.

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
		(in thousands, except for per share and number of shares data)
Consolidated statements of income information
Revenues	360,816	566,504	716,270	832,795	979,302	134,250
Cost of revenues	(141,053)	(241,930)	(328,064)	(437,040)	(611,436)	(83,820)

Gross profit	219,763	324,574	388,206	395,755	367,866	50,430
Operating expenses
Research and development costs	(12,410)	(16,326)	(30,616)	(47,671)	(56,525)	(7,749)
Sales and distribution expenses	(27,965)	(71,035)	(91,489)	(112,948)	(126,816)	(17,385)
General and administrative expenses	(23,865)	(29,744)	(41,057)	(55,944)	(68,498)	(9,390)

Total operating expenses	(64,240)	(117,105)	(163,162)	(216,563)	(251,839)	(34,524)

Operating income	155,523	207,469	225,044	179,192	116,027	15,906
Other income/(expense)
Interest income	3,049	4,006	3,213	19,186	22,313	3,059
Interest expense	(6,933)	(39,392)	(36,105)	(28,026)	(35,347)	(4,846)
Investment income	176	899	159	238	318	44
Foreign currency exchange gain/(loss)	—	—	5,584	(9,875)	(18,791)	(2,576)
Grant income	7,293	716	16,732	7,670	7,355	1,008

Total other income/(expense)	3,585	(33,771)	(10,417)	(10,807)	(24,152)	(3,311)

Income before income tax expense and minority interests	159,108	173,698	214,627	168,385	91,875	12,595
Income tax expense	(7,841)	(16,020)	(26,097)	(18,277)	(10,321)	(1,415)

Income before minority interests	151,267	157,678	188,530	150,108	81,554	11,180
Minority interests, net of tax	(2,419)	(11,117)	(7,086)	(1,267)	982	135

Net income	148,848	146,561	181,444	148,841	82,536	11,315
Dividends, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	—	(3,509)	(2,428)	(549)	—	—

Net income available to ordinary shareholders	148,848	143,052	179,016	148,292	82,536	11,315

Net income per share available to ordinary shareholders:
Basic	0.32	0.31	0.38	0.25	0.13	0.02
Diluted	0.32	0.29	0.36	0.25	0.13	0.02
Weighted average number of ordinary shares:
Basic	466,365,500	466,365,500	466,365,500	584,580,799	624,624,852	624,624,852
Diluted	466,365,500	500,000,000	500,000,000	593,150,684	624,624,852	624,624,852
Total cash dividend declared to ordinary shareholders	—	54,411	29,653	7,609	—	—

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
			(in thousands)
Consolidated balance sheet information
Cash and cash equivalents	181,988	302,932	128,608	467,423	316,778	43,426
Pledged time deposits	69,214	95,908	76,250	238,618	259,786	35,613
Accounts receivable, net	325,821	248,662	537,321	747,859	925,838	126,921
Inventories	169,125	296,404	370,136	434,406	542,094	74,314
Total current assets	776,620	1,014,447	1,172,072	1,948,407	2,107,691	288,938
Property, plant and equipment, net	66,602	96,505	120,356	161,503	225,069	30,855
Construction in progress	—	—	—	7,100	134,637	18,457
Long-term accounts receivable	115,654	126,649	162,032	268,957	389,505	53,396
Total assets	970,983	1,250,539	1,475,469	2,415,834	2,997,299	410,893
Short-term bank loans	239,850	164,850	160,614	336,050	456,050	62,519
Total current liabilities	479,209	662,838	738,551	866,435	1,249,081	171,235
Long-term bank loans	171,325	171,325	167,053	—	150,000	20,563
Total liabilities	650,534	834,163	905,604	866,435	1,405,019	192,612
Mandatorily redeemable convertible preference shares	43,868	45,184	45,441	—	—	—
Total shareholders’ equity	260,149	348,790	506,720	1,530,428	1,586,517	217,491

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
			(in thousands)
Consolidated cash flow information
Net cash (used in)/provided by operating activities	(99,475)	218,244	(112,611)	(114,778)	(120,228)	(16,482)
Net cash used in investing activities	(81,626)	(74,337)	(20,900)	(243,150)	(294,437)	(40,364)
Net cash provided by/(used in) financing activities	251,531	(22,963)	(40,813)	708,514	272,619	37,373
Cash and cash equivalents at the end of year	181,988	302,932	128,608	467,423	316,778	43,426
EXCHANGE RATE INFORMATION
     We prepare our financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollars, and vice versa, at RMB7.2946 = US$1.00, the noon buying rates on December 31, 2007, in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.
     On July 11, 2008, the noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are RMB6.8338 = US$1.00.
     The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period end	Average(1)	High	Low
		(RMB per US$1.00)
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June	6.8993	6.8591	6.9633	6.8591
July (through July 11, 2008)	6.8338	6.8520	6.8632	6.8338

Source:	Federal Reserve Bank of New York.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.

RISK FACTORS
Risks Relating to Our Company
We derive a significant portion of our revenues from China United Telecommunications Corporation and its affiliates, or the China Unicom group, and China Mobile Communications Corporation and its affiliates, or the China Mobile group, and our revenues could decline significantly if either of them reduces its purchases of, or fails to pay for, our wireless coverage products and services
     We provide most of our wireless coverage products and services to the China Unicom group and the China Mobile group. This is primarily because the China Unicom group and the China Mobile group were the only two licensed wireless operators in China prior to 2008. In 2005, 2006 and 2007, we derived 45.1%, 35.9% and 38.6%, respectively, of our revenues from China Unicom group’s local affiliates and 33.8%, 33.3% and 32.4%, respectively, from China Mobile group’s local affiliates. In addition, as of December 31, 2005, 2006 and 2007, 52.3%, 40.4% and 40.1%, respectively, of our gross accounts receivable were attributable to China Unicom group’s local affiliates and 27.3%, 30.2% and 28.8%, respectively, to China Mobile group’s local affiliates.
     Prior to 2008, we typically entered into contracts with individual local affiliates of our major customers and treated these local affiliates as separate customers. Although it has been our business practice to interact with each local affiliate individually, they are under the common control of their parent company. Due to recent changes in 2007 and 2008 to the procurement policies and practices of our major customers, including the China Unicom group and the China Mobile group, procurement decisions are now made by the parent company and its local affiliates through a centralized bidding process, which has led to intensified industry-wide pricing pressure. For more details, see “Risk Factors—Risks Relating to Our Company—Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products.”
     We also experience delays in payments from the China Unicom group and the China Mobile group during the ordinary course of our business. As explained in the next risk factor, this is largely due to our limited bargaining leverage and the resulting lack of a specific timetable in our sale and purchase contracts to require our customers to issue completion certificates and to perform preliminary inspections, which are pre-conditions to their initiation of payments. Despite our constant attempts, we have not been able to significantly change this prevalent practice in our industry due to our limited bargaining leverage, and we expect this practice to continue in coming periods.
     In May 2008, China announced a restructuring plan for the country’s telecommunications operators. This restructuring plan will merge or split the operations of Chinese telecommunications carriers, creating three new operators that will have both mobile and fixed-line services. It is the Chinese government’s intention to enhance the competitiveness of local telecommunications operators and clear the way for 3G licenses to be released after the completion of this restructuring. Such reorganization could disrupt, slow down or otherwise materially affect their capital expenditure and, therefore, our revenues. Additionally, the competitive situation in the wireless communication market in China may be altered, or the resulting entities may change suppliers or sourcing policies. If the China Unicom group or the China Mobile group decides to significantly change its procurement methods for wireless coverage products and services, reduces or eliminates the purchase of our products and services or becomes unable or refuses to pay for our products and services it has purchased, our revenues would decline significantly.
Because we have limited bargaining leverage with the China Unicom group and the China Mobile group, some contractual terms and market practices are materially adverse to our interest
     The China Unicom group and the China Mobile group award contracts through competitive bidding. According to BAYES (Beijing) Information Consulting Ltd., Co., or BAYES, a market research and consulting firm focusing on innovative technologies, there are seven major entities, including our company, competing in the wireless coverage market in China. According to BAYES, these seven major players in aggregate accounted for approximately 32.6%, 40.6% and 47.3% of total market share of the PRC wireless coverage market in 2005, 2006 and 2007, respectively. As the China Unicom group and the China Mobile group were the only two licensed wireless operators in China prior to 2008, we have limited negotiating leverage with these key clients in the bidding process. As a result, many proposed contractual terms and market practices subject to bidding are materially adverse to our interest. For example, in most instances, the wireless operators will not sign sale and purchase agreements with us until they have formally accepted our products delivered for a whole project. In addition, most of our contracts, in the form contained in the bidding materials, do not specify a timetable for our customers to issue a completion certificate or perform the preliminary inspection of products we install. This affects our revenues as the execution of the sale and purchase contract and the issuance of a completion certificate are conditions to our recognition of revenues for our products and the preliminary inspection by our wireless operator customers is a condition to our recognition of service revenue. As a result of these contractual terms and market practices, we are required to finance significant operating expenses before we recognize revenues and to finance significant accounts receivable once we recognize revenues. Any worsening of these terms and conditions could have a material adverse effect on our liquidity and cash flows from operations. Also see “—We have long accounts receivable cycles and long collection periods, and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen” below for additional cash flow and liquidity risks resulting from these market practices.

Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products
     Historically we have been awarded contracts by the local affiliates of our major customers through bidding and negotiation, and these contracts covered wireless coverage equipment and services. For more details on the bidding process conducted by wireless operators in China, please see “Item 4. Information on the Company—Business—Our Wireless Coverage Products and Services—Our Sales Cycle—Bidding Process.” China Mobile group, in an effort to shift to a more centralized procurement model, adopted a new procurement policy in 2007 whereby the bidding processes for wireless coverage equipment and services would be separately conducted, and procurement decisions for wireless coverage equipment and services would be made by the parent company and its local affiliates respectively. In addition, China Unicom group and China Telecom Corporation and its affiliates, or the China Telecom group, also adopted a similar procurement policy starting in 2008. Under the new policy, even if we win the bid for wireless coverage equipment, we may not win the bid for services, or vice versa. Consequently, we may lose revenue with respect to any single wireless coverage project if we cannot win both equipment contract and service contract for the project. Further, the change in procurement policy aims to encourage more competitive pricing among providers of wireless coverage equipment, which has led to a decrease in aggregate bidding price for the equipment contracts and the service contract in relation to projects with China Mobile group, and we expect to experience similar pricing pressure from China Unicom group and China Telecom group from 2008 onward. As a result, our profit margin may be adversely affected.
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
     In addition, in line with current industry practice in China, most of our bid documents do not specify a time period or date by which our customers must issue completion certificates or sign a sale and purchase contract. As a result, our sales and marketing staff spend a significant amount of time persuading customers to conduct inspections, issue completion certificates and sign contracts. These unfavorable practices are in large part attributable to the market dominance of our customers and the competitive landscape of the wireless coverage industry. We expect that this unfavorable industry practice in China will continue and that it will continue to materially and adversely affect our cash flows from operating activities and liquidity.
We have long accounts receivable cycles and long collection periods, and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen
     Our wireless coverage revenues consist of two components: (i) sale of products and (ii) installation services. We only begin to recognize revenues from sale of our products when delivery has occurred; the customer has signed a sale and purchase contract with us and issued a completion certificate to us. We recognize revenues from the provision of installation services when the services have been rendered in full; and the customer has issued a preliminary inspection certificate which indicates the customer’s acceptance of the installation services provided.
     However, our sale and purchase contracts, in line with industry practice, generally permit our customers to pay their purchase price in installments even though the revenue for that contract has already been recognized. Under these contracts, on a weighted average basis, our installment payment schedule is approximately as follows:
•	40% of the contract value due upon the signing of the contract and the issuance of the completion certificate,

•	an additional 37% due upon the issuance of the preliminary inspection certificate,

•	a further 19% due upon the issuance of the final inspection certificate, and

•	the final 4% due upon the expiration of our warranty period.
     Because our contracts often do not stipulate when our customers must conduct the relevant inspections, our customers may delay their payments. Even when a payment has become contractually due, it may take a few months to a year for our customers to settle the balance. To the extent revenue recognized under a contract is not yet paid, it is recorded as an account receivable. From time to time, we sell a portion of our accounts receivable to third parties to meet our working capital needs. Installment intervals range from six months to three years and the amounts of individual payments have varied and may continue to vary in the future. As of December 31, 2007, we had in aggregate gross accounts receivable, including amounts not yet due pursuant to contractual terms, of RMB1,317.9 million (US$180.7 million). Of this total amount, RMB831.1 million (US$113.9 million), or 63.1%, had been outstanding for less than 12 months from the time the revenue was recognized, RMB275.4 million (US$37.8 million), or 20.8%, had been outstanding for 12 to 24 months from the time the revenue was recognized, RMB153.8 million (US$21.1 million), or 11.7%, had been outstanding for 24 to 36 months from the time the revenue was recognized, and RMB57.6 million (US$7.9 million), or 4.4%, had been outstanding for over 36 months from the time the revenue was recognized. Our gross accounts receivable as of December 31, 2007 increased by 31.1% to RMB1,317.9 million (US$180.7 million) from RMB1,005.0 million as of December 31, 2006 primarily due to a 17.6% increase in our total revenues from 2006 to 2007, a majority of which was generated in the third and fourth quarters of 2007.
     Our principal customers, such as China Mobile group and China Unicom group, may delay paying their installments to us as they come due and, because of our limited bargaining leverage and our need to maintain an ongoing relationship with these principal customers, it is impracticable for us to obtain a significant improvement in their payment patterns. As of December 31, 2007, accounts receivable that became due under our contracts and remained unpaid amounted to RMB505.3 million (US$69.3 million), or 38.3%, of our gross accounts receivable of RMB1,317.9 million (US$180.7 million). As of December 31, 2007, our allowance for doubtful accounts amounted to RMB22.4 million (US$3.1 million) which was mainly related to doubtful accounts due from non-operator customers. Apart from these doubtful accounts for which allowance was made, a majority of our remaining accounts receivable were outstanding for less than six months as of December 31, 2007 from the date they became due under the relevant contracts. In addition, due to the restructuring plan of Chinese telecommunications operators announced by the Chinese government in May 2008, it is unclear whether the newly reorganized entities would recognize and repay the existing accounts payable incurred by their predecessors in a timely manner or at all. We cannot assure you that our past allowance practice will not change in the future or that our allowance will be sufficient to cover defaults in our accounts receivable. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” for further details on our revenue recognition policy and collection periods. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.
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
     Despite the quarterly revenue fluctuations, our overall volume of contracts has increased, resulting in increasing costs associated with servicing these contracts. Fluctuations in quarterly revenue with expanding costs have resulted in net losses being incurred in certain quarters of recent years, particularly in the first quarter. In 2005, 1.2%, 24.3%, 21.8% and 52.7% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported net losses of RMB32.3 million in the first quarter. In 2006, 1.8%, 21.6%, 22.5% and 54.1% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB35.7 million in the first quarter. In 2007, 3.2%, 20.7%, 27.9% and 48.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB44.8 million (US$6.1 million) in the first quarter. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” and “—Significant Quarterly Fluctuations of Our Results of Operations” for further details on our revenue fluctuation and other quarterly financial information. However, past quarterly results may not provide an accurate indication of future performance or fluctuation. Whether we continue to recognize the majority of our revenues in the fourth quarter will depend largely upon the timing of our customers’ project management processes. We anticipate that we will continue to experience significant fluctuations in revenues on a quarterly basis and may continue to experience net losses as a result, particularly in the first quarter.

We rely on bank financing, including bills payable and sale of receivables, to finance our operations; any expansion of our business will require further financing and will increase our financial leverage
     We tend to collect more payments primarily in the fourth quarter than other quarters of each year. In 2005, 2006 and 2007, 53.0%, 53.8% and 62.4%, respectively, of our total annual collections were made in the fourth quarter. This is because our customers prefer to pay for our completed projects toward the end of their budget year. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of the year and typically complete and deliver a majority of our wireless coverage products and services during the third and fourth quarters. As a result, we tend to generate more cash flow from operating activities toward the end of the year and encounter increasing working capital needs during the middle part of the year, especially the third quarter. We are therefore highly dependent on bank financing, including issuing bills payable and selling accounts receivable, to fund our working capital requirements and maintain liquidity. Historically, we have relied on short-term bank loans to finance our working capital needs. As of December 31, 2007, we had an aggregate of RMB456.1 million (US$62.5 million) of short-term bank loans and RMB150.0 million (US$20.6 million) of long-term loans outstanding and RMB85.2 million (US$11.7 million) in bills payable. As of December 31, 2007, interest rates on our bank loans ranged from 4.9% to 7.3%, and interest rates on our bills payable financing ranged from 4.3% to 6.5%. In 2006 and 2007, we sold an aggregate of RMB117.7 million and RMB200.4 million (US$27.5 million), respectively, of our accounts receivable to third party financial institutions. We expect external financing required for expanding our operations will increase our financial leverage. See “—Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity” below.
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
If the wireless communication sector in China does not maintain its current pace of growth, or the PRC government does not issue 3G licenses in the near future, the profitability and future prospects of our business and our liquidity could be materially and adversely affected
     We generate most of our revenues from the provision of wireless coverage products and services to telecommunications operators in China. Our future success depends on the continued growth of the PRC wireless communication industry. Any slowdown in the development of the wireless communication industry in China or reduction in our customers’ expenditure on wireless coverage products and services may reduce market demand for our products and services. 3G network deployment requires significant capital investment by PRC telecommunication operators, including investments in wireless coverage products and services, RF parts and components and wireless communication systems. Therefore, we believe that issuance of 3G licenses will in general have a positive impact on the growth of our business. Although the PRC government has indicated that it will issue 3G licenses after the completion of the restructuring plan of telecommunications operators in China, it is uncertain as to how long it would take to complete such restructuring plan, and any delay in the issuance of 3G licenses will negatively impact our business growth and liquidity.
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
Gross profit margins for our products and services vary substantially and any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations
     Gross profit margins for our products and services vary substantially. Although the gross profit margin for our wireless coverage products and services has been on average higher than the gross profit margin of our RF parts and components, all of our products and services have been subject to downward pricing pressure over their life cycles. In addition, the gross profit margin of our products has fluctuated significantly from year to year. For example, the gross profit margin of our wireless coverage products and installation services was 40.2% in 2007, compared to 48.0% in 2006 and 54.9% in 2005. Further, due to the rapidly changing technology and evolving industry standards and transmission protocols or changes in the procurement policies of our major customers, our historical gross profit margin is not an accurate measure for estimating our future gross profit margins. Any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations.
Our industry is highly competitive and our inability to compete effectively would hurt our current business and future growth potential
     Our industry is extremely competitive and is characterized by rapid technological advancement, frequent development of new products, evolving industry standards and a downward pricing trend over the life cycle of a product. According to BAYES, there were seven major companies providing wireless coverage products and services in China, which collectively held approximately 47.3% market share in China as of December 31, 2007, and the top three providers, including our company, accounted for approximately 32.9% of the total market share in 2007. We compete on the following principal bases:
•	research and development capability;

•	product quality;

•	scope and flexibility of product offering;

•	after-sale service capability;

•	pricing; and

•	relationships with wireless operators.
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
We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future
     Our future growth depends, to a considerable extent, on our ability to expand our customer base in both the domestic and overseas markets. We have been exploring new business opportunities outside mainland China for our wireless coverage products and services. In 2007, we established two subsidiaries in Indonesia and Pakistan where we have obtained local wireless service projects, and opened sales offices in the Philippines, India, Vietnam, Singapore, and Iran. However, we have limited experience in operating outside mainland China or with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. For example, our products and services sold in China are tailored to the specifications of our domestic operators and their wireless systems and are not readily deployable overseas. To meet the requirements of our potential overseas customers, we have to adjust some of our technical parameters such as transmission frequencies and make other modifications. In addition, recent political instability in some Southeast Asian countries has hindered our expansion efforts into those wireless coverage markets. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.
We rely on key managerial and technical personnel, and failure to attract or retain such personnel may compromise our ability to develop new products and to effectively carry on our research and development and other efforts
     Our future growth and success depend largely on the efforts and abilities of our senior management and senior technical staff, particularly Mr. Yingjie Gao, our chairman and chief executive officer, Professor Kunjie Zhuang, our director and chief technology officer, and our other senior technicians and engineers. We have entered into employment agreements with these individuals. These employment agreements have an initial term of three years, subject to the right of termination under specified circumstances, such as a material breach of their contractual obligations. If we lose the services of Mr. Gao, Professor Zhuang or any other senior technicians or engineers, our operations will be materially and adversely affected. We also believe that our future success will depend in large part upon our ability to attract and retain senior, experienced and highly qualified scientific and technical personnel.
     The wireless coverage industry is characterized by a high level of employee mobility. Competition in China for experienced RF technology experts is intense. In 2005, 2006 and 2007, our employee turnover rate was 17.7%, 24.6% and 29.1%, respectively, as determined by dividing the number of our employees departing during the year over the total number of employees at the end of the year. There are few senior-level research and development or technical personnel available for hire as the costs of hiring and retaining such individuals are high, and such personnel may not remain with us once hired. If we are unable to successfully attract or retain senior-level research and development employees, our ability to develop new technologies and products and to effectively conduct our operations could be compromised and our ability to carry on our research and development and other efforts could be materially and adversely affected.
We hire third parties to carry out some of the initial installation of our wireless coverage products, are liable for the failure or inadequacy of their services, and may be vulnerable to the loss and unavailability of their services
     We hire independent third party contractors to carry out some of the initial installation of our wireless coverage products, which include affixing the products to the customers’ physical structure and interconnection of the products under the supervision of engineers from our technical support team. Although Shenzhen Kaixuan Communication Technology Co., Ltd., one of our subsidiaries in China, is primarily responsible for our installation services, we also outsource some of our initial installation work to independent third party contractors located across China. Under our contracts, we are responsible to our customers not only for the quality of our wireless coverage products but also for the quality of the installation service. We therefore effectively take the credit and workmanship risks of these independent contractors. To the extent our independent third party contractors fail to install our products properly, we will be liable to cure the defects. We typically contract our initial installation work to those contractors located near the project sites for cost efficiency reasons. If any of the local contractors becomes unavailable and we are not able to find any suitable replacement, we will be forced to use contractors located farther away from the project sites. This is likely to delay our projects or increase our project costs. It is also possible that we may not be able to find suitable replacements at all to complete our project installations on schedule. In each case, our business would be harmed, and our reputation would be adversely affected if we fail to find the appropriate third party contractors to carry out some of the initial installation.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property
     Our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. China adopted its first statute on the protection of trademarks in 1979. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations such as Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to enhancing its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many Western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.
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

If we lose certain government tax concessions, our profitability may be materially and adversely affected
     Shenzhen GrenTech Co., Ltd., or Shenzhen GrenTech, is our principal operating subsidiary in China. Shenzhen GrenTech and one of our indirect majority-owned subsidiaries, Shenzhen Lingxian Technology Co., Ltd., or Shenzhen Lingxian, were recognized by Shenzhen municipal tax authorities as newly established production-oriented enterprises in 2000 and 2002, respectively. According to the relevant September 1988 regulation issued by the Shenzhen municipal government, such status and accompanying tax concessions are granted to all newly established enterprises in Shenzhen engaged in industrial, agricultural, transportation and other production-oriented businesses that have an expected corporate existence of over 10 years. These enterprises are exempt from 100% of their corporate income tax for each of the first and second profitable years and 50% of their corporate income tax for each of the following three years. In addition, advanced technology enterprises recognized by the Shenzhen municipal government may continue to enjoy a 50% reduction in their corporate income tax for a further three years. As newly established production-oriented enterprises, both Shenzhen GrenTech and Shenzhen Lingxian were exempt from PRC corporate income tax for the first two profitable years from January 1, 2001 to December 31, 2002 for Shenzhen GrenTech and from January 1, 2002 to December 31, 2003 for Shenzhen Lingxian. The companies were subject to a reduced tax rate of 7.5% for the three financial years from January 1, 2003 to December 31, 2005 for Shenzhen GrenTech and from January 1, 2004 to December 31, 2006 for Shenzhen Lingxian. Because Shenzhen GrenTech was recognized by the Shenzhen municipal government as an advanced technology enterprise in December 2004, Shenzhen GrenTech applied for and was granted in 2005 an extension of its 50% relief from income tax for an additional three-year period commencing from January 1, 2006 and ending on December 31, 2008. In 2007, Shenzhen Lingxian was also recognized as an advanced technology enterprise by the Shenzhen municipal government. Shenzhen Lingxian applied for and was granted an extension of its 50% relief from income tax for an additional three-year period commencing from January 1, 2007 and ending on December 31, 2009.
     On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which took effect as of January 1, 2008. In accordance with the enterprise income tax law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment would be applied to both foreign invested and domestic enterprises and an income tax rate of 15% would be provided to advanced technology enterprises recognized by the government authorities. The new law also provides for transitional measures for enterprises established prior to the promulgation of the new law and eligible for lower tax rate preferential treatment in accordance with the then prevailing tax laws and administrative regulations. These enterprises will be gradually become subject to the new, unified tax rate over a five-year period; enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the new law and until their preferential treatment expire. As a result, the 50% relief from income tax granted to Shenzhen GrenTech and Shenzhen Lingxian was terminated on January 1, 2008. Both Shenzhen GrenTech and Shenzhen Lingxian will be subject to a transitional tax rate of 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively. The enactment of the new law, could adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays we enjoy.
We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008
     Under the new PRC enterprise income tax law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It is still not entirely clear under what situations an enterprise’s de facto management body is considered to be located in China. However, all of our management is currently based in China, and will likely remain in China for the foreseeable future. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax of 25% of our global income and as a result, the amount of dividends we can pay to our shareholders could be reduced. We cannot confirm whether we will be considered a “resident enterprise” as the implementation rules are unclear at the moment.
     In addition, under the implementation rules of the new enterprise income tax law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. A lower withholding income tax rate of 5% may be applied if the foreign holding company is registered in a jurisdiction that has a tax treaty arrangement with China. Although our company is incorporated in the Cayman Islands, it remains unclear whether the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any dividends paid to our shareholders which are considered “non-resident enterprises” may be subject to withholding income tax and the value of the investment in our shares or ADSs may be adversely and materially affected.
If our idle or insufficient production capacity significantly increases during any particular period, our results of operations for that period may be materially and adversely affected
     We plan the utilization of our production capacity primarily based on our projected orders from our customers. We cannot guarantee the accuracy of our internal projections for demands of our products and the effectiveness of our planning for production capacity utilization. For example, in our Shenzhen facilities, we currently have a monthly production capacity of 2,667 sets of wireless coverage products and 30,000 sets of RF parts and components for base stations. We also have a monthly production capacity of 18,000 sets of RF parts and components in our Quanzhou facilities. Our actual average monthly production at the Shenzhen facility in 2007 amounted to approximately 1,908 sets of wireless coverage products and 25,000 sets of RF parts and components for base stations; and our actual average monthly production at the Quanzhou facility in 2007 amounted to approximately 14,225 sets of RF parts and components. It costs approximately RMB1.3 million (US$0.2 million) to add or remove an assembly line for wireless coverage products, and approximately RMB4.3 million (US$0.5 million) to add or remove an assembly line for RF parts and components. Therefore, if our projections are inaccurate, there may be periods when we will have idle or insufficient production capacity for all or some types of our products. Any significant increase in our idle or insufficient production capacity during any particular period may materially and adversely affect our results of operations for that period.
Our operations may be adversely affected by shortages of raw materials and the volatility in the prices of raw materials
     We purchase raw materials such as various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. In order to meet our production delivery schedules, we must obtain sufficient quantities of high quality raw materials in a timely manner. In this respect, we do not enter into long-term contracts with our suppliers of raw materials. As a result, our operations are vulnerable to changes in the supply and prices of raw materials. No assurance can be given that we will be able to obtain sufficient quantities of raw materials in the future and no assurance can be given that our operations will not be adversely affected by increases in prices of raw materials.

If we fail to acquire raw materials on time or on acceptable terms and consequently fail to fill our customers’ orders in a timely and cost-effective manner, our business operations may be materially and adversely affected
     We rely on third-party suppliers for our raw materials. Although we purchased raw materials from over 489 suppliers in 2007, our ten largest suppliers in 2007 supplied approximately 35.6% of our orders for raw materials. If any of our major suppliers fails to deliver our required raw materials in time for our production, and we are unable to find the required raw materials from other suppliers in a timely manner and on acceptable terms, there will be a delay in our provision of products and services to our customers. Such delays would damage our relationship with our customers and may materially and adversely affect our business operations.
We maintain limited insurance coverage, and any significant product liability claim could have a material and adverse effect on our financial condition
     We currently do not maintain any product liability insurance for our products and services, nor do we carry any business interruption insurance, third-party liability insurance for personal injuries, or environmental damage insurance for environmental emissions or accidents on our properties or relating to our operations. There is no assurance that there will not be any product liability claims against us in relation to our RF products. Furthermore, we cannot assure you that we will not experience any major accidents in the course of our operations, which may cause significant property damage and personal injuries. The occurrence of any such accidents and their consequential losses may not be adequately covered, or at all, by our insurance policies. Losses incurred, or payments we may be required to make, may have a material and adverse effect on our financial condition.
The interest of our principal shareholders may differ from your interest and their vote may disadvantage our minority shareholders
     Since the completion of our initial public offering in March 2006, several of our current principal shareholders continue to be our largest shareholders with the following equity interest in our company as of December 31, 2007:
•	Guoren Industrial Developments Limited with 24.4%;

•	Heng Xing Yue Investments Limited with 15.9%; and

•	Drag Investments Limited with 10.5%.
     In addition, two of our principal shareholders, Mr. Gao and Professor Zhuang, who beneficially own 24.4% and 10.5%, respectively, are our chairman and chief executive officer, and our director and chief technology officer, respectively. They will be able to exercise substantial control over our business by voting at shareholders’ meetings or board meetings on matters of significance, such as:
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
The major shareholder of one of our consolidated PRC subsidiaries has a veto right on some matters under PRC law and may vote his shares or exercise his veto right in a manner adverse to our interests
     Professor Zhuang, our director and chief technology officer, together with his son, is the 20%-shareholder of one of our consolidated PRC subsidiaries, Quanzhou Lake Microwave Co., Ltd., or Lake Microwave. Conflict of interests between his duties to, and interest in, our company and our consolidated subsidiary may arise. We cannot assure you that, when any conflict of interest arises, Professor Zhuang will act completely in our interest or that any conflict of interest will be resolved in our favor. Also, under PRC law, minority shareholders of foreign-invested joint ventures, such as Lake Microwave, have veto power on certain issues such as share transfers, capital increases and amendments to their articles of association. We cannot assure you that Professor Zhuang will not exercise his influence over Lake Microwave in a manner that may conflict with our interest or that he will not vote his shares or exercise his veto right in a manner adverse to our interests.
Our primary source of funds for dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties
     We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shenzhen GrenTech, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shenzhen GrenTech and its subsidiaries. If Shenzhen GrenTech or its subsidiaries incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our shares and ADSs. Under current PRC law, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shenzhen GrenTech, is regarded as a wholly foreign-owned enterprise in China. Although dividends paid by foreign invested enterprises, such as wholly foreign-owned enterprises and sino-foreign joint ventures, are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. In addition, if any undistributed profits of our PRC subsidiary, Shenzhen Grentech, are used to increase its registered capital so that our equity interests in our PRC subsidiary are increased, approval of the PRC government is required. Under PRC law, Shenzhen GrenTech, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments from Shenzhen GrenTech is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to Shenzhen GrenTech, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shenzhen GrenTech could restrict our ability to act in response to changing market conditions. In addition, any dividends we pay to our shareholders may be subject to a 10% withholding income tax. For further details, see “—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008” stated above.
If we continue to have any material weakness in our internal control over financial reporting, we may be unable to timely and accurately report our financial results, comply with disclosure controls and procedures, internal control over financial reporting and other reporting obligations or prevent fraud, which could harm our business and operating results, the trading price of our stock and our access to capital
     We are subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring public companies such as ourselves, to include a report of management of their internal control structure and procedures for financial reporting in their annual reports on Form 10-K or Form 20-F, as the case may be, that contain an assessment by management of the effectiveness of their internal controls over financial reporting. In addition, an attestation report of our independent registered public accountants on the effectiveness of our internal controls over financial reporting is also required.
     These requirements first became applicable with respect to this annual report on Form 20-F for the fiscal year ended December 31, 2007. In connection with our evaluation of internal controls over financial reporting, we identified four material weaknesses, and our management concluded that our company did not have effective controls over financial reporting as of December 31, 2007. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our efforts regarding internal controls are discussed in detail in this annual report under Item 15, “Controls and Procedures.” We are in the process of appointing, but have not yet appointed, our independent registered public accounting firm to perform its audit of our internal control over financial reporting, therefore, our independent auditors have not included an opinion on our internal controls, as stated in their report which is included herein. We plan to file an amendment to this Form 20-F to include the attestation report of our independent registered public accounting firm once it has completed its audit of such controls. However, we cannot be certain if or when such amendment will be filed or the content of such report. If we are not able to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or NASDAQ, which could adversely affect our financial results and the trading price of our ADSs.
In addition, although we believe that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flow for the periods presented in conformity with U.S. GAAP, we cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate these material weaknesses. Our independent registered public accounting firm may also identify additional weaknesses or deficiencies in the course of its ongoing assessment of our internal controls. Remedying these material weaknesses that have been identified, and any additional deficiencies, significant deficiencies or material weaknesses that our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have set up a project team, led by our internal audit manager, to implement remedial plans for the material weaknesses after the issues are identified as discussed in detail in this annual report under “Remediation Plan” in Item 15. Our management, including the chief executive officer and chief financial officer, has approved such plans to address the material weaknesses. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could negatively impact the market price of our ADSs.

Risks Relating to Our Industry
Our business might become subject to new regulatory restrictions, which may restrict the way in which we conduct our business and subject us to severe penalties, and we may be materially and adversely affected by any change in the composition of the primary telecommunications operators in China
     We are subject to regulation by PRC law with respect to the products we manufacture and sell in China. We must obtain regulatory approvals from the national and local government authorities before we may manufacture and sell our products. The PRC Ministry of Information Industry, or MII, is the primary central government agency responsible for regulating the PRC wireless communication industry and has broad discretion and authority to regulate our industry in China. The introduction of any new transmission protocol will require the approval of MII and other regulatory bodies. MII has adopted, and may adopt in the future, regulations that impose stringent standards on the wireless communication industry in China, with which we must comply. New regulations or readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell our products or services. Our failure to comply with these regulations may subject us to various penalties, including fines and suspension or discontinuation of our operations. Therefore, enactment by the PRC government of new laws or regulations or a change in the interpretation of existing laws or regulations may also materially and adversely affect our business.
     The PRC government has considerable control over the structure and overall development of the telecommunications industry in China. It also maintains substantial ownership in all major telecommunications operators in China. Prior to 1994, PRC government-controlled entities held a monopoly over the telecommunication networks across China. In order to introduce competition into the telecommunications industry, the PRC government in 1994 separated China’s telecommunication business into four independent sectors: fixed-line, wireless, satellite and paging. In 2002, the PRC government further separated the then China Telecom group into two companies along geographical boundaries, with the portion in southern China as the current China Telecom group and the northern portion as the current China Network Communications Group Corporation and its affiliates, or the China Netcom group. In May 2008, the PRC government announced a restructuring plan for the country’s telecommunications operators. This restructuring plan will merge or split the operations of Chinese telecommunications carriers, creating three new operators that will have both mobile and fixed-line services. At present, Chinese fixed-line operators, which are split along geographical lines, are not permitted to offer mobile services, while mobile operators may not offer fixed-line services. Under the restructuring plan, fixed-line carrier China Telecom will acquire the Code Division Multiple Access, or CDMA, mobile network from China Unicom. China Telecom will also acquire China Satcom, which offers satellite-based communications services. China Unicom will retain its Global System for Mobile Communication, or GSM, network and merge with fixed-line operator China Netcom. China Mobile will merge with China Tietong Telecommunication which operates a national fixed-line network. It is the PRC government’s intention to enhance the competitiveness of local telecommunications operators and clear the way for 3G licenses to be released after the completion of this restructuring. Such restructuring could disrupt our existing relationship with our current customers and result in changes in supplier and sourcing policies of these companies, all of which have been critical to our business growth and profitability.
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
Fluctuation in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares and ADSs in foreign currency terms
     The value of Renminbi is subject to changes in PRC government policies and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. For over a decade from 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi was be permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of May 31, 2008, the Renminbi has appreciated approximately 14.4% against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur in the future. Since our income and profits are denominated in Renminbi, any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. In addition, we have U.S. dollar-denominated bank deposits in our offshore bank account, which is subject to PRC foreign exchange control regulations and could not be exchanged into Renminbi freely, any appreciation of Renminbi could adversely affect the value of our U.S. dollar-denominated bank deposits.
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
ITEM 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT
     Our legal and commercial name is China GrenTech Corporation Limited. Our principal executive offices are located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. Our telephone number is (86-755) 2663-8900. Our registered offices are located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have appointed CT Corporation System, 111 Eighth Avenue, 13 th Floor, New York, New York 10011, United States of America, with telephone number 1-212-894-8940, as our agent for service of processes for actions brought under the U.S. securities laws.

     The diagram below illustrates our current corporate structure:

(1)	The remaining 1% interest in Shenzhen Lingxian is owned by Ms. Xiujun Zhang, an employee of ours.

(2)	The remaining 20% interest in Lake Microwave is owned by Lake (Hong Kong) Technology Limited, an affiliated company of Professor Zhuang.
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
     Since our inception in 1999, we have been focused on the development and application of our RF technologies for commercial uses. In 2000, we produced and commercialized our first integrated repeater. In 2001, we began the testing of CDMA repeaters, which we subsequently began selling to the China Unicom group later that year. In 2003, we completed our first personal handy phone system, or PHS, network coverage project. In March 2007, we were among the first PRC enterprises to obtain relevant government approvals for the development and production of repeaters and trunk amplifiers for use in TD-SCDMA networks, which is a domestically developed 3G standard.
     We conduct our business in China through our indirect wholly-owned subsidiary, Shenzhen GrenTech, and our other indirect wholly-owned or majority-owned subsidiaries:
•	Shenzhen Lingxian Technology Co., Ltd., or Shenzhen Lingxian;

•	Quanzhou Lake Communication Co., Ltd., or Lake Communication;

•	Quanzhou Lake Microwave Co., Ltd., or Lake Microwave;

•	Shenzhen Kaige Communication Technology Co., Ltd., or Shenzhen Kaige; and

•	Shenzhen Kaixuan Communication Technology Co., Ltd., or Shenzhen Kaixuan.
Shenzhen Lingxian
     Shenzhen Lingxian was formed in February 2002 by Shenzhen GrenTech as a domestic limited liability company in China. Shenzhen Lingxian purchases RF parts and components from Lake Communication and manufactures semi-finished repeaters for Shenzhen GrenTech. In addition, starting in 2007, Shenzhen Lingxian has began to develop monitoring software for wireless coverage equipments and sell such software to Shenzhen GrenTech. As of December 31, 2007, we owned 99% of the equity interest in Shenzhen Lingxian and Ms. Xiujun Zhang, one of our employees, owned the remaining 1% equity interest.
Lake Communication
     Lake Communication was formed in August 1989 by Mr. Haifan Zhuang, son of Professor Zhuang, as a collectively owned enterprise in China and was subsequently converted and registered as a limited liability company in 1999. Lake Communication specializes in RF part and component production. In order to strengthen our production capabilities, Shenzhen GrenTech acquired an 82% equity interest in Lake Communication in December 1999. In November 2003, Shenzhen GrenTech disposed of an aggregate 10% equity interest in Lake Communication as part of the consideration for its acquisition of the equity interest in Lake Microwave, described below, and acquired an additional 8% equity interest in Lake Communication. In December 2007, Shenzhen GrenTech acquired the remaining 20% equity interest in Lake Communication from Mr. Haifan Zhuang for a total consideration of RMB29.6 million (US$4.1 million). As of December 31, 2007, we indirectly owned 100% of the equity interest in Lake Communication. Substantially all of the RF parts and components produced at Lake Communication in 2007 were purchased by Shenzhen GrenTech for use in its production of semi-finished repeaters.
Lake Microwave
     Lake Microwave was formed in March 1993 by Lake Microwave Communication Equipment Co., Ltd. as a Sino-foreign equity joint venture. Lake Microwave focuses on the research and development of RF technologies, including the design and development of RF integrated circuits and other new RF technologies. It also produces RF parts and components exclusively for sale to third-party purchasers. To strengthen our expertise in RF integrated circuits and RF technology, Shenzhen GrenTech acquired a 51% equity interest in Lake Microwave in November 2003, and in June 2004 GrenTech BVI acquired a 29% equity interest in Lake Microwave. In December 2007, GrenTech BVI entered into an agreement to acquire the remaining 20% equity interest in Lake Microwave from Lake (Hong Kong) Technology Limited, an affiliated company of Professor Zhuang, for a total consideration of RMB4.1 million (US$0.6 million). The parties intend to complete the transaction by the end of 2008, subject to pending approval of such share transfer from and registration with the relevant PRC authorities. As of December 31, 2007, we indirectly owned 80% of the equity interest in Lake Microwave. Lake Microwave primarily produces the RF parts and components we use for sale to wireless operators, wireless communication equipment manufacturers and other providers of wireless coverage products and services.
Shenzhen Kaige
     We, through Shenzhen GrenTech, acquired Shenzhen Kaige and its wholly owned subsidiary, Shenzhen Kaixuan, from an independent third party for a total consideration of RMB57.9 million (US$7.9 million) in December 2007. Shenzhen Kaige, through its subsidiary, Shenzhen Kaixuan, primarily provides installation services of our wireless coverage products. As of December 31, 2007, we indirectly owned 100% of the equity interest in Shenzhen Kaige.
Shenzhen Kaixuan
     Shenzhen Kaixuan is 100% owned by Shenzhen Kaige, which we acquired through Shenzhen GrenTech in December 2007. Shenzhen Kaixuan primarily focuses on the research and development of integration technology for information network systems and provides installation services of our wireless coverage products. As of December 31, 2007, we indirectly owned 100% of the equity interest in Shenzhen Kaixuan.

BUSINESS
Overview
     We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, (i) wireless coverage products and services, which are supplied to telecommunications operators, and (ii) base station RF parts and components, which are supplied to base station equipment manufacturers.
     We have a strong in-house RF technology research and development capability. Our team of 429 researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen and Quanzhou. We have 44 registered patents and 142 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.
     Our wireless coverage products enable telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products. To date, we have developed over 341 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, the China Unicom group and the China Mobile group. Since 2004, we have also provided a portion of our wireless coverage products and services to the China Netcom group and the China Telecom group. According to BAYES, in 2007, we were the second largest provider of wireless coverage products and services in China. In recent years, the wireless coverage market in China has benefited from increased capital expenditure by PRC wireless operators. Further, the capital expenditure of the wireless coverage industry in China is expected to reach RMB6.4 billion in 2008, RMB7.6 billion in 2009 and RMB9.0 billion in 2010, according to BAYES. We believe that the increasing capital expenditure will afford us an opportunity to grow our revenues in the wireless coverage market. In addition, on May 24, 2008, China announced a restructuring plan for the country’s telecommunications operators. This restructuring plan will merge or split the operations of Chinese carriers, creating three new operators that will have both mobile and fixed-line services. At present, Chinese fixed-line operators, which are split along geographical lines, are not permitted to offer mobile services, while mobile operators may not offer fixed-line services. By restructuring the operators into companies that offer both types of services, the Chinese government hopes to enhance the competitiveness of local operators and clear the way for 3G licenses to be released after the completion of this restructuring. We believe, upon the completion of this restructuring, telecommunications operators in China will significantly increase their capital expenditure and investment in wireless coverage and base station products, which we believe will drive the growth of our business.
     Our RF parts and components are supplied to base station equipment manufacturers. These customers use our RF parts and components in their base station manufacturing. To date, we have become a qualified supplier of RF parts and components to several major domestic and foreign base station manufacturers, such as Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., and Ericsson (China) Co., Ltd. We have developed over 47 types of base station RF modules. We have begun supplying base station RF modules in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, and to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007. With rising production costs incurred by base station equipment manufacturers, more global base station equipment manufacturers have chosen to procure base station RF parts and components mainly in China in order to reduce their costs. We believe the demand for base station RF parts and components will grow rapidly and our revenues from base station RF modules will become one of our revenue growth drivers in coming periods.
     Our revenues were RMB716.3 million in 2005, RMB832.8 million in 2006 and RMB979.3 million (US$134.3 million) in 2007. Our gross profit was RMB388.2 million in 2005, RMB395.8 million in 2006 and RMB367.9 million (US$50.4 million) in 2007. Our net income was RMB181.4 million in 2005, RMB148.8 million in 2006 and RMB82.5 million (US$11.3 million) in 2007. Our operating income was RMB225.0 million in 2005, RMB179.2 million in 2006 and RMB116.0 million (US$15.9 million) in 2007, with operating income margins of 31.4% in 2005, 21.5% in 2006 and 11.8% in 2007.
Our Wireless Coverage Products and Services
     Our principal business is the provision of wireless coverage products and services in China with our self-developed RF technology. In 2005, 2006 and 2007, revenues generated from the provision of wireless coverage products and services accounted for approximately 95.5%, 95.3% and 82.3% of our revenues, respectively.

Wireless Coverage Products
     We produce a wide range of wireless coverage products, including repeaters, trunk amplifiers, base station amplifiers and tower amplifiers. The principal functions of wireless coverage products are to extend wireless coverage and improve radio signal quality. Our wireless coverage products support various transmission protocols, including GSM, CDMA, TD-SCDMA, PHS and digital trunk communications. We have completed our research and development for various 3G network coverage products. We participated in the formulation of TD-SCDMA repeater standard by China Telecommunication Technology Labs, or CTTL, and wireless coverage network management standard by China Mobile group. In March 2007, we were among the first PRC enterprises to obtain relevant government approvals for the development and production of TD-SCDMA repeaters and trunk. We have been selected to build TD-SCDMA trial network coverage systems for the 2008 Beijing Olympics and have been selected by China Unicom group as its sole provider to build CDMA-2000 coverage system in Macau.
     We use our wireless coverage products in two principal function areas: indoor and outdoor coverage. We provide a customized solution for each project, taking into account factors such as existing coverage of the base stations, target coverage requirements, unique geographic and topographic features of the vicinity and other project-specific conditions.
     Indoor Coverage. In order to achieve effective coverage and distribution in indoor environments, such as high-rise buildings, underground areas and elevators, we use antennas, couplers, trunk amplifiers, repeaters and other accessories to construct a complete indoor coverage distribution system that enables evenly distributed emissions of radio signals from the base stations to cover the entire facility. Our indoor coverage products support various transmission protocols, such as GSM networks (1,800 MHz and 900 MHz), CDMA, PHS, TD-SCDMA, CDMA-2000 and WCDMA. We also provide point of interface, or POI, products that are capable of supporting multiple protocols simultaneously, which offers effective coverage platform solutions in subways, indoor stadiums and other large indoor facilities.
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
     We also provide base station coverage extension products to extend a base station’s coverage in all its surrounding directions or to increase its coverage distance in designated directions. Our base station coverage extensions are typically used in remote outdoor environments, such as rural regions, seashores and mountainous areas.
Our Services
     Our integrated design, engineering and production processes allow us to provide wireless coverage services to our customers. The services we provide include:
     Design Services. At the outset of each project, our design team implements a series of tests to evaluate our customer’s specific network coverage on the project site and identify any network deficiencies. These tests include magnetic environment, base station signals and coverage tests. Once the testing is complete, our design team, working closely with our sales and marketing team, which is familiar with the customer and its needs, prepares and submits a detailed design plan to our customer for the proposed wireless coverage products and services. This process allows us to develop solutions that are tailored to each specific customer’s requirements. Upon finalization of our design plan, our customer confirms its instructions to proceed with the product development, engineering and installation.
     Installation of Wireless Coverage Products. Once we receive confirmation for the design plan from our customer, we proceed with product development and engineering, and begin discussions with the property owner or the manager of the building, in collaboration with our customer, to arrange the installation of the wireless coverage products. After we engineer, produce and assemble the products, we deliver them from our production facility to the project site. In general, one of our subsidiaries, Shenzhen Kaixuan, is responsible for the installation of our wireless coverage products. We also hire third-party contractors to carry out the initial installation under the supervision of our project design and technical service team. We use more than 100 contractors across China, all of whom are independent third parties. After completion of the initial installation process and the connection of our products to the customers’ base stations, we test the system to evaluate its performance and make adjustments to optimize its functionality. We test the products at the customer’s premises to ensure that they function properly before our customer issues the completion certificate. After the issuance of the completion certificate, the inspection of our installed wireless coverage products begins with further testing of our products by our customer.

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
     China Mobile group, in an effort to shift to a more centralized procurement model in order to encourage more competitive pricing, adopted a new procurement policy in 2007 whereby the bidding processes for wireless coverage equipment and for services would be separately conducted, and procurement decisions would be made by the parent company and local affiliates, respectively. In addition, China Unicom group and China Telecom group also adopted a similar procurement policy starting in 2008. Under the new policy, providers of wireless coverage products such as ourselves may not win the bid for the servicing contracts even after winning the bid for equipment contracts, or vice versa. This change in our major customers’ overall procurement policy may cause us to lose revenue with respect to any single wireless coverage project if we cannot win both equipment contract and service contract for the project.
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
     If we win the bid, the operator generally issues a written letter of acceptance. Occasionally, the operator gives us verbal notice only. The design, engineering, implementation and installation stages begin after the operator confirms our winning bid. According to the PRC Law on Invitation and Submission of Bids and the PRC Contract Law, a letter of acceptance issued by the bid-inviting party or a verbal confirmation of acceptance by the bid-inviting party, together with its bid invitation materials and our bid-tendering materials, constitutes a legally binding contract between the bid-inviting party and the winning bidder. We believe that, upon the acceptance of our bid by our customers, we have a legally enforceable right against our customers as a matter of contract law; however, our PRC counsel has advised us that enforcement of our rights to payment in the PRC courts may be difficult. For more details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity.” To date, we have not had any disputes with our customers in respect of any of our successful bids confirmed verbally or in writing by our customers.

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
Selected Completed Projects
     We completed 9,429 projects in 2005, 10,539 projects in 2006 and 12,764 projects in 2007. The following list represents select wireless coverage projects for the year ended December 31, 2007. These projects demonstrate different applications of our wireless coverage products, such as for office buildings, shopping centers, hotels, airports, highways, tunnels and scenic areas, as well as different geographic locations.

Project	Location	Customer	Completion date
Indoor coverage
Beijing Subway Line No. 1	Beijing	Beijing Zhengtong Network Telecommunications	December 2007
Guangcai International Mansion	Beijing	China Unicom group	May 2007
Grand Lisboa Phase II	Macau	China Unicom group	November 2007
Brilliance Shimao International Plaza	Shanghai	China Mobile group	March 2007
Jin Mao Tower	Shanghai	China Telecom group	November 2007
Tianjin Olympic Center	Tianjin	China Unicom group	March 2007
Wuhan Times Square	Wuhan	China Unicom group	December 2007
Chairman Mao’s Memorial Hall	Beijing	China Unicom group	December 2007
Walmart Headquarters in Asia	Shenzhen	China Unicom group	January 2007
Jinan University	Guangzhou	China Unicom group	August 2007
Maotai Distillery Office Tower	Zunyi	China Unicom group	November 2007
Outdoor coverage
Pudong Avenue	Shanghai	China Mobile group	January 2007
Jinbei Highway	Tianjin	China Unicom group	September 2007
Flaming Mountains in Turpan	Turpan	China Unicom group	May 2007
Reservoir at Grape Village, Turpan City	Turpan	China Unicom group	June 2007

Our RF Parts and Components
     In addition to the provision of wireless coverage products and services, we also develop, manufacture and supply RF parts and components for base stations. RF parts and components are essential building blocks for all forms of wireless communication products. They provide the fundamental channel for transmitting and receiving radio signals. RF parts and components can be classified into active and passive modules. Active modules contain electronic components such as transistors and diodes and require external power to operate. Their principal functions are to amplify and alter radio signals. Passive modules do not contain any electronic components. They rely on a combination of integrated circuits and magnetic fields emitted by their components to function. Their principal functions are to filter, combine and split RF signals. We mainly produce passive modules and parts of active modules.
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
Base Station RF Parts and Components
     Since the fourth quarter of 2005, we have focused on developing base station RF parts and components which are major building blocks of base stations and also the most crucial step in the manufacturing of base stations. Their costs account for more than 50% of the overall production costs of base stations. We believe the shifting of procurement for base station RF parts and components to China has become a trend and will accelerate the demand for base station RF parts and components in China, from which we expect to benefit. We have begun supplying base station RF modules in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, and to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007. We expect that revenues from base station RF modules to become one of our revenue growth drivers in coming periods.
     Production of RF parts and components is a complex process which involves the following procedures:
•	We first go through stringent certification processes to become a certified supplier of base station equipment manufacturers. Each equipment manufacturer has its unique certification process, the principal conditions of which include production capacity, management efficacy, quality control, environment protection, and overall reputation. To date, we have been certified by six major base station equipment manufacturers.

•	We next obtain technology certification from our equipment manufacturer customers and conduct product development according to the customer specifications. All of our RF products and components are customized for each client’s unique specifications.

•	We then provide samples for certification by our base station equipment manufacturer customers. We have to date developed more than 47 types of RF modules and RF subsystem products for various equipment manufacturer customers.

•	Finally, we obtain purchase orders with trial quantities, and if our customers are satisfied with the trials, we will proceed to bulk production.

Production
Production Facilities
     We have production facilities in Shenzhen and Quanzhou. We plan the utilization of our production capacity based on projected orders from customers for our wireless coverage products and RF products.
     As of December 31, 2007, the production capacity and utilization rate of our Shenzhen and Quanzhou production facilities were as follows:

Production facilities	Type of products	Capacity	Utilization
		(sets per month)	(sets per month)
Shenzhen	Wireless coverage products	2,667	1,908
	RF parts and components for base stations	30,000	25,000
Quanzhou	RF parts and components for repeaters	18,000	14,225
     Shenzhen Production Facilities. Our facilities in Shenzhen of Guangdong Province have 14 production lines for the manufacture of various wireless coverage products and base station RF parts and components.
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
     Our production processes may be divided into two primary categories and consist of numerous individual steps throughout the entire process. The categories include (i) production of our RF parts and components, and (ii) production of wireless coverage products with our own RF parts and components. The production process for our RF parts and components may be generally divided into the following steps:
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

Quality Control
     We place considerable emphasis on quality control. We adhere to a strict system of quality control over our operations, from sourcing of raw materials to production, packaging and inventory storage to sale, delivery and installation. We have established various quality-control checkpoints at different stages of our production process to closely monitor the quality of our production and to ensure that our products meet all our internal benchmarks and customers’ specifications. In 2000, we were ISO9001-certified for our research and development, production and quality control processes at our research and development facilities as well as at our production facilities in Shenzhen and Quanzhou. We have also developed and now bulk produce base station RF modules that are in compliance with the European Union’s ROHS national enforcement body, which means that these products do not exceed specified levels of lead, cadmium, mercury and other chemicals. These RF modules are incorporated into base stations that are sold in Europe.
     Quality Control for Raw Materials. We purchase raw materials only from suppliers on our approved vendor list, and only those suppliers that pass our assessment are admitted to our approved vendor list. Our staff in the purchasing department assess various aspects of a supplier, including its overall ability, technical capability, quality control over its production process and its financial health. In some cases, our customers require us to purchase raw materials from their approved list of suppliers. In such event, suppliers designated by our customers are also subject to our assessment and approval. Raw materials, upon delivery, are subject to incoming inspection by our quality control team. Raw materials that fail to pass our incoming inspection are returned to the suppliers. Suppliers who experience repeated returns are removed from our approved vendor list. Raw materials provided by our customers’ designated suppliers are also subject to the same incoming inspection procedures.
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
     Testing at Customer Site. After completion of the installation process, we test the wireless coverage products to evaluate their performance and make adjustments to optimize their functionality. Our customers will also perform further testing of our wireless coverage products after installation.
     Warranty. For our wireless coverage products, we usually provide warranties for one to three years following the final inspection by our customers. During the warranty period, we are responsible for any quality defects in our products. For our RF parts and components, our customers will examine our products and are entitled to return any RF parts and components that do not comply with their prescribed specifications at the time of delivery. We also provide warranties ranging from one to three years during which period we provide free repairs for returned products with quality defects.
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
Research and Development
     We have strong in-house RF technology research and development capabilities. As of December 31, 2007, our in-house research and development team had 429 engineers and technicians from the wireless communication industry in China. Our key research and development experts have over 10 years of experience each in the telecommunications industry. We have two research and development facilities located in Shenzhen and Quanzhou. Our research and development activities focus on new generation RF core technology, new product development, functionality enhancement and manufacturing process improvement.
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
     Research and development expenditure for each of the three years ended December 31, 2007 were RMB30.6 million, RMB47.7 million and RMB56.5 million (US$7.7 million), respectively, representing approximately 4.3%, 5.7% and 5.8% of our revenues and 18.8%, 22.0% and 22.4% of our total operating expenses, respectively.
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
Sales, Marketing and Key Customers
Sales and Marketing Team
     As of December 31, 2007, we had 368 sales and marketing professionals located across China in 28 offices covering 30 provinces and municipalities. We require our sales and marketing professionals to undergo extensive and ongoing training to constantly refresh their product knowledge and to keep them apprised of the latest trends and developments in the PRC wireless communication industry. Through the efforts of our sales and marketing team over the past few years, we were, as reported by BAYES, the second largest supplier of wireless coverage products and services in China in 2007.
     Because of the technical nature of our product offerings, we emphasize close collaboration between our sales and marketing team and our project design and technical service team in order to provide optimal service to our wireless coverage customers. As of December 31, 2007, we had 688 engineers and technicians on our project design and technical service team servicing these customers. These professionals perform network testing and evaluation, formulation of design plan and implementation of wireless coverage projects. We also rely on them for after-sale technical services to our wireless coverage customers.
     We also have a dedicated sales and marketing team for equipment manufacturer customers of our RF parts and components, all 20 members of which have extensive technical knowledge and are familiar with customer specifications and demands. They are also responsible for providing after-sale technical services to our equipment manufacturer customers.
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
     We typically participate in bidding to win orders for our products. We determine our pricing primarily on the basis of the above listed factors, with appropriate consideration given to the size of the transaction and the significance of the business opportunity to our growth. We impose minimum requirements internally for gross profit margins in our bidding processes. We believe that economies of scale in our operations, coupled with our proprietary RF technologies and our integrated design, development, engineering and production processes, allow us to price our products and services competitively.
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

	Year ended December 31,
	2005		2006		2007
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except for percentages)
Wireless coverage products:
China Unicom group	322.9	45.1%	298.7	35.9%	377.8	51.8	38.6%
China Mobile group	241.6	33.8	277.1	33.3	317.7	43.6	32.4
China Telecom group	69.5	9.7	89.2	10.7	49.6	6.8	5.1
China Netcom group	36.8	5.1	69.2	8.3	20.5	2.8	2.1
Overseas customers	—	—	10.0	1.2	11.6	1.6	1.2
Others	23.4	3.3	56.6	6.8	28.6	3.9	2.9

Subtotal	694.2	97.0	800.8	96.2	805.8	110.5	82.3

RF products:
Equipment manufacturers	22.1	3.1	32.0	3.8	173.5	23.8	17.7

Total	716.3	100.0%	832.8	100.0%	979.3	134.3	100.0%

     With the adoption of the centralized procurement policy by China Mobile group in 2007 and by China Unicom group and China Telecom group in 2008, purchasing decisions for equipment providers are made by the national headquarters of these entities. However, we will continue to contract directly with their local operational units after the decisions are made for equipment procurement, and will interact directly with the local operational units in our day-to-day business operations. Although it has been our business practice to interact with local affiliates separately, they are, nevertheless, under the common control of their parent company, and in our customer concentration analysis, we consider the national group each as a single customer. There have also been instances where decisions made by one local affiliate affect the decisions of other local affiliates within the national group.
     We intend to further strengthen our relationship with the China Unicom group and the China Mobile group, and at the same time, further develop relationships with other major telecommunications operators in China, such as the China Telecom group. To accomplish that goal, we have identified specific members of our sales and marketing team as our dedicated customer relationship contacts to service our existing and potential customers. Our new marketing efforts began to yield results during the first half of 2004 when we were able to generate bulk sales from the China Telecom group and the China Netcom group. In 2007, we generated approximately RMB49.6 million (US$6.8 million) and RMB20.5 million (US$2.8 million) from the China Telecom group and the China Netcom group, respectively, accounting for approximately 5.1% and 2.1%, respectively, of our revenues in the year.

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
     In addition, we have become a qualified supplier of RF parts and components to several major domestic and foreign base station manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., and Ericsson (China) Co., Ltd. We have begun supplying base station RF modules in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, and to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007.
Suppliers and Raw Materials
     The raw materials used to produce our products mainly include various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. We source most of our raw materials inside China except for some electronic components that are purchased from sales agents of foreign companies in China. We procure raw materials from companies that have satisfied our supplier review and have been selected through a competitive bidding process. Base on their products supplied to us, our suppliers are divided into three categories: core suppliers, major suppliers and general suppliers. We have established different performance criteria and scope of cooperation for each category of suppliers. All of our suppliers are subject to stringent review procedures by our team of specialists in supplier certification, which covers the areas of technology, quality, response time, pricing, environmental protection and social responsibility. We currently have nine core suppliers for our core manufacturing processes of mechanical processing, electronic plating and modules. All of these suppliers are leaders in their respective sectors and have a proven track record of supplying to globally-renowned companies. In the near future, we plan to separate the sources the supplies of our research and development projects from those for mass production, streamline the existing organization of suppliers and establish price management systems, in order to build a company-wide logistics information platform. In some cases, our customers require us to purchase raw materials from their approved suppliers. Our raw material purchases are paid in Renminbi and typically have a credit term of 90 days. As we have an extensive list of suppliers, we do not rely on any single supplier or group of suppliers to provide any of our raw materials. In 2005, 2006 and 2007, purchases from our top five raw material suppliers accounted for approximately 29.1%, 19.3% and 24.8% of our total purchases of raw materials, respectively.
Competition
     The wireless coverage market in China is very competitive and is characterized by rapid technological advancements, frequent development of new products, and downward pricing trends over the life of a product. In their requests for proposals, PRC telecommunications operators typically request a complete analysis and proposal for the design, installation and warranty. The provision of wireless coverage products and services requires the skills and efforts of a large number of technical personnel to put together the design plan, to supervise the installation by third parties and to provide after-sale services. Compared with international providers, PRC domestic providers have the advantage of having a lower cost base and, as such, currently dominate the market in China. According to BAYES, there were seven major providers of wireless coverage products and services, which collectively held approximately 47.3% market share in China as of December 31, 2007. Competition among these wireless coverage product and service providers over the past five years has resulted in the emergence of a few dominant players. According to BAYES, the top three providers of wireless coverage products and services in China were all PRC companies and included Comba Telecom Systems Holdings Ltd., or Comba, Wuhan Hongxin Telecommunication Technologies Co., Ltd, or WHTT, and our company. Together, the top three dominant players accounted for approximately 32.9% of the total market share in 2007, with Comba, our company and WHTT representing 15.7%, 8.7% and 8.5% of the total market in terms of the contract amount, respectively.
     The competitive environment of the PRC wireless coverage market has undergone the following changes in recent years and, we expect, will continue to experience similar changes:
•	steadily increasing market demand;

•	increasing technical requirements;

•	increasing number of transmission protocols, from GSM and CDMA to other protocols such as PHS and TD-SCDMA;

•	expanding customer base, beginning with the China Mobile group and the China Unicom group, and now including new entrants, the China Telecom group, and overseas customers; and
•	increasing anticipation and planning for a potential issuance of 3G licenses and the triggering of expanded market opportunities that are expected to attract new competitors to enter into the wireless coverage market.
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
     In the mid- to lower-end market for RF parts and components, we and other suppliers tend to compete on speed of supply largely because customers in this market sector generally require supply on short notice. Although overseas manufacturers may have more advanced technologies, they often lack a sales network and/or sufficient technical support in China. Among domestic manufacturers, we have a competitive edge due to our strength in RF technology, our low production cost and our relatively strong financial position. To date, we have become a qualified supplier of RF parts and components to six major domestic and foreign base station manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., and Ericsson (China) Co., Ltd. Although these arrangements will stabilize our market and incentivize our research and development efforts, we do not expect them to reduce our research and development expenses.
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
Property
Owned Property
     We own the land use rights to the underlying parcel of land for our Quanzhou production facilities. We own the total site area of approximately 7,591 square meters for a term of 50 years expiring on August 25, 2054. The site area consists of a gross floor area of 6,149 square meters and various ancillary structures located at Lake Scientific and Technological Park in Quanzhou City of Fujian Province in China. We occupy the property in Quanzhou for manufacturing, research and office purposes.
     In October 2007, we moved our research and development and production facilities in Shenzhen to a property that we own inside Hi-Tech Park, Nanshan District, Shenzhen with a total site area of approximately 19,570 square meters and a gross floor area of approximately 73,000 square meters. In July 2008, we also moved our principal executive office to this property in Hi-Tech Park, Nanshan District, Shenzhen. We executed the relevant sale and purchase agreement in January 2006 with the Shenzhen land bureau, and obtained the land use rights to this property. We occupy the property in Shenzhen for manufacturing, research and office purposes.
Leased Property
     We also lease properties for our sales offices and warehouse from time to time. Our leases generally have a term of three to 60 months and are due to expire between August 2008 and July 2012. Under most of our leases, we have a right of first refusal to renew them on similar terms and for similar periods as the previous contracts. Our total rental payments in 2007 were RMB18.9 million (US$2.6 million).

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
     As of the date hereof, we have 44 registered patents and 142 pending patent applications with the Patent Office of the National Intellectual Property Office of China, including our repeaters, filters and antennas as well as wireless local area network, or WLAN, technology and products. Most of our patent applications only cover patent protection in China; however, starting in 2008, we have applied for patent protection from Patent Cooperation Treaties organizations in relation to certain parts of our patents.
     We have five registered trademarks, four registered with China’s Trademark Office of the State Administration for Industry and Commerce and one registered in Hong Kong. We have also filed applications for registration of ten trademarks in China. In addition, we are the registered owner of the domain name, www.grentech.com.cn. We also own copyrights to 18 types of computer software which are registered in China and related to our wireless coverage product monitoring and wireless access system.
     In 2005, 2006 and 2007, we generated revenues of RMB453.6 million, RMB441.3 million and RMB445.1 million (US$61.0 million), respectively, from the sales of our patented products, representing 63.3%, 53.0% and 45.4% of our revenues, respectively. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.
Insurance
     We have casualty insurance coverage on our property, our goods in transit, and our employees’ personal risks. We do not have insurance coverage on our other assets, inventories, interruption of business or product liabilities.
Employees
     As of December 31, 2007, we had a total of 2,736 full-time employees. A breakdown of our employees by function as of the same date is set forth below:

Number of employees
Management and administrative	346
Research and development	429
Production and quality control	905
Project design and technical service	688
Sales and marketing	368

Total	2,736
     In order to maintain quality, knowledge and skill levels of our employees, we place a strong emphasis on training. We provide training to our employees periodically, ranging from introductory training for new employees, technical training, performance enhancement training, professional enhancement training, team-building and communications training.
     As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC municipal governments in the areas where we operate. We have no obligation beyond the monthly contributions of 8% to 9% of basic staff salaries. Our contributions to the statutory retirement plans are charged to the consolidated statement of income as and when incurred. The total amount of contributions we made to employee benefit plans in 2005, 2006 and 2007 was RMB7.9 million, RMB11.0 million and RMB12.0 million (US$1.7 million), respectively.

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
Research, Development and Production of Radio Transmission Equipment
     In order to engage in the research and development business for a new type of radio transmission equipment in China, an entity must file with the Radio Management Bureau of MII. In order to conduct a radio transmission with equipment under research and development, the entity must set up a temporary station in accordance with relevant regulations for that purpose.
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
     Other than holding 100% equity interest in Shenzhen Kaixuan and certain real property interest in China, Shenzhen Kaige does not have any other business operation.
     Shenzhen Kaixuan mainly provides installation services of our wireless coverage products, and develops and sells integration technology for information network systems. Shenzhen Kaixuan is required to obtain and has obtained a certificate for qualification issued by MII under PRC law.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and related notes included in this annual report on Form 20-F . The audited consolidated financial statements have been prepared in accordance with U.S. GAAP. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties.
OVERVIEW
     We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, (i) wireless coverage products and services, which are supplied to telecommunications operators, and (ii) base station RF parts and components, which are supplied to base station equipment manufacturers.
     We have a strong in-house RF technology research and development capability. Our team of 429 researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen and Quanzhou. We have 44 registered patents and 142 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings.
     Our wireless coverage products enable telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products. To date, we have developed over 341 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, the China Unicom group and the China Mobile group. Since 2004, we have also provided a portion of our wireless coverage products and services to the China Netcom group and the China Telecom group. According to BAYES, we were the second largest provider of wireless coverage products and services in China in 2007. In recent years, the wireless coverage market in China has benefited from increased capital expenditure by PRC wireless operators. Further, the capital expenditure of the wireless coverage industry in China is expected to reach RMB6.4 billion in 2008, RMB7.6 billion in 2009 and RMB9.0 billion in 2010, according to BAYES. We believe that the increasing capital expenditure will afford us an opportunity to grow our revenues in the wireless coverage market. In addition, on May 24, 2008, China announced a restructuring plan for the country’s telecommunications operators. This restructuring plan will merge or split the operations of Chinese carriers, creating three new operators that will have both mobile and fixed-line services. At present, Chinese fixed-line operators, which are split along geographical lines, are not permitted to offer mobile services, while mobile operators may not offer fixed-line services. By restructuring the operators into companies that offer both types of services, the Chinese government hopes to enhance the competitiveness of local operators and clear the way for 3G licenses to be released after the completion of this restructuring. We believe, upon the completion of this restructuring, telecommunications operators in China will significantly increase their capital expenditure and investment in wireless coverage and base station products, which we believe will drive the growth of our business.
     Our RF parts and components are supplied to base station equipment manufacturers. These customers use our RF parts and components in their base station manufacturing. To date, we have become a qualified supplier of RF parts and components to several major domestic and foreign base station manufacturers, such as Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., and Ericsson (China) Co., Ltd. We have developed over 47 types of base station RF modules. We have begun supplying base station RF modules in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, and to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007. With rising production costs incurred by base station equipment manufacturers, more global base station equipment manufacturers have chosen to procure base station RF parts and components mainly in China in order to reduce their costs. We believe the demand for base station RF parts and components will grow rapidly and our revenues from base station RF modules will become one of our revenue growth drivers in coming periods.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
     The following are key factors that affect our financial condition and results of operations. They are important to the understanding of our business:
     Expenditure by Wireless Operators and Base Station Equipment Manufacturers
     Our business is largely dependent on the demand for our wireless coverage products and services from wireless operators in China. Accordingly, the amount of wireless network capital expenditure by our customers, especially our two largest customers, the China Unicom group and the China Mobile group, has had and will continue to have a material impact on our revenues. In addition, revenues from the sales of our RF parts and components have accounted for an increasing percentage of our sales in 2005, 2006 and 2007. As a result, we expect the growth in the domestic demand for these products will continue to drive our revenue growth.
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
     Our wireless coverage product and service contracts may involve multiple service elements, consisting of delivery of wireless coverage products and installation services. As a result, we allocate revenues to each element based on the relative fair values of the individual elements, such as the sale price for the element when it is regularly sold on a stand-alone basis or third-party price for similar element. We recognize revenues attributable to the delivery of the wireless coverage products when:
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
     Under the payment terms of our contracts and as a customary practice of the wireless coverage industry in China, we allow our customers to pay the contract amount in installments upon the occurrence of certain events, such as the signing of the sale and purchase contract and the issuance of the completion certificate, the issuance of the preliminary inspection certificate, the issuance of the final inspection certificate, and the expiration of the warranty period. The installment terms of our contracts range from six months to three years. On a weighted average basis, under our contracts, approximately 40% of the contract value is due upon the signing of the contract and the issuance of the completion certificate, approximately 37% is due upon the issuance of the preliminary inspection certificate, approximately 19% is due upon the issuance of the final inspection certificate and approximately 4% is due upon the expiration of the warranty period. To the extent revenue recognized under a contract is not yet paid, we record it as an account receivable. We record the portion of the amounts due under our contract payment terms in excess of the revenue recognized as deferred income, which is included in other payables. We classify amounts due beyond one year determined by contractual terms and customers’ payment history as long-term accounts receivable and we discount them at the prevailing interest rate as published by the People’s Bank of China, the PRC central bank. We have not experienced any material credit losses on our wireless coverage product and service contracts. We make provisions for estimated settlement discounts we may provide to our customers and record them as a reduction in revenues in the same period when we recognize such revenues. We base our provisioning for estimated settlement discounts on our best estimate of the amount of discounts we may provide to customers as an incentive to them to promptly settle the contract amounts in light of historical settlement experience. In addition, we will review our settlement discounts periodically to ascertain that these settlement discounts are sufficient but not excessive.
     We wrote back RMB6.8 million, RMB5.1 million and RMB4.3 million (US$0.6 million) in settlement discounts in 2005, 2006 and 2007 respectively. We sold an aggregate of RMB200.4 million (US$27.5 million) of our accounts receivable to banks in 2007. Our sale of accounts receivable was with limited-recourse where we receive 100% of the face value of accounts receivable sold, net of bank fees. We must, however, keep at the bank a time deposit as a pledge in the amount of 20% of the aggregate accounts receivable we sold to the bank that remain unsettled by our customers at all times. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for additional information on our accounts receivable position and our receivable selling arrangements. See “— Revenues — Provision of Wireless Coverage Products and Services” for additional discussions on our policy of recognizing wireless coverage products and services revenues. The gap of time between our recognition of revenues and the occurrence of various payment events has created a long accounts receivable cycle. The time difference between payment events typically ranges from six months to three years. In addition, our accounts receivable cycle can be further lengthened if our customers do not promptly make installment payments upon the occurrence of the related payment events.
     As a result of the centralized procurement policies recently adopted by our major customers, contracts for sales of our wireless coverage products and installation services are negotiated and entered into separately. For certain of our stand-alone wireless coverage equipment contracts, we recognize revenue when the risk and reward of ownership and title of our wireless coverage products are transferred to our customers, which typically coincide with time of delivery when a delivery acceptance letter is signed according to the terms of such contracts. For other stand-alone wireless coverage equipment contracts and our stand-alone installation service contracts, we recognize revenue based on the same recognition criteria as those respectively used for our combined wireless coverage product and installation service contracts discussed above.
     We recognize revenues from the sale of stand-alone RF parts and components when the risk and reward of ownership and title of these parts and components and products have been transferred to our customers, which typically coincide with delivery and acceptance of these parts and components and products by our customers.

     Liquidity Concern Arising out of Our Accounts Receivable Cycle and Revenue Cycle
     Our contract practice described above has resulted in a significant working capital demand for the operation of our business. This includes, among other things, a substantial build-up of inventories, in particular, finished goods, and long accounts receivable cycle. Our revenue cycle also impacts our liquidity needs. We tend to recognize more revenues and collect most of them during the fourth quarter of the year. In 2005, 2006 and 2007, our collections in the fourth quarter constituted 53.0%, 53.8% and 62.4% of our total collections during the respective years. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of a year and typically deliver and install much more during the third and fourth quarters. As a result of our revenue cycle and our long accounts receivable cycle, we tend to have more working capital toward the end of the year and the first part of the subsequent year and tend to have less working capital during the middle part of the year, especially the third quarter. Our ability to rely on cash generated from our operations to finance our working capital and other needs of our operations is therefore substantially limited. Accordingly, we are highly dependent on bank financing and the sale of accounts receivable to fund our working capital requirements and to support our liquidity. Historically, we have principally relied on bank loans to finance our working capital needs. As of December 31, 2005, 2006 and 2007, we had an aggregate of RMB160.6 million, RMB336.1 million and RMB456.1 million (US$62.5 million), respectively, of short-term bank loans outstanding. As of December 31, 2007, we had an aggregate of RMB579.3 million (US$79.4 million) in short-term bank loans and bills payable facilities, of which RMB456.1 million (US$62.5 million) in short-term bank loans had been drawn and RMB56.1 million (US$7.7 million) in bills payable had been utilized. As of December 31, 2007, RMB16.6 million (US$2.3 million) in short-term bank loans and RMB50.5 million (US$6.9 million) in bills payable remained committed but not yet drawn or utilized. As of December 31, 2007, we had an aggregate of RMB150.0 million (US$20.6 million) in long-term bank loans outstanding. In addition, we had accounts receivable selling arrangements in the aggregate of RMB300.0 million (US$41.1 million), of which RMB257.5 million (US$35.3 million) had been drawn and RMB42.5 million (US$5.8 million) remained committed but not yet utilized as of December 31, 2007. Utilization of the unutilized bill payables facilities and account receivable selling arrangements requires pledge of bank deposit in an amount equal to 30%-50% and 20%, respectively, of the amount to be utilized. We expect to continue to rely on bank loans, including bills payable, and the sale of our accounts receivable to finance our working capital needs as we grow our business. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for a discussion on our accounts receivable position and our bank borrowing and receivable selling arrangements.
     Significant Quarterly Fluctuations of Our Results of Operations
     We have historically generated a majority of our revenues from our wireless coverage products and services, and we have typically generated substantially less revenues in the first quarter of a year. Our customers usually perform completion inspections, issue completion certificates and sign sale and purchase contracts with us for the vast majority of our projects in June and December each year. This is because our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment, and their work is performed in accordance with their internal annual and semi-annual project management processes. As a result, our customers prefer performing completion inspections and signing contracts for all installed projects at the same time. Our principal customers are publicly traded companies, and their project management process is also influenced by their semi-annual reporting obligations. As a result, our revenues in the first quarter are much less than the second quarter, and our revenues in the third quarter are much less than the fourth quarter. We have therefore historically reported net losses in the first and third quarters, reflecting a combination of (1) the increased costs of performing our ongoing wireless coverage contracts as a result of the growth in volume of contracts and (2) lower levels of revenues generated during the first and third quarters. In 2005, 1.2%, 24.3%, 21.8% and 52.7% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB32.3 million in the first quarter. In 2006, 1.8%, 21.6%, 22.5% and 54.1% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB35.7 million in the first quarter. In 2007, 3.2%, 20.7%, 27.9% and 48.2% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB44.8 million (US$6.1 million) in the first quarter. As the volume of our contracts grows, we expect to continue to generate losses, particularly in the first quarter when revenue levels have been historically low. You should read “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We historically recognized significantly lower revenues in the first quarter, which sometimes resulted in net losses in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses” for additional disclosure.
     The following table sets forth our unaudited consolidated statements of income and selected consolidated balance sheet data for each of the 12 quarters ended December 31, 2007:

	Three months ended
	March 31,	June 30,	Sept, 30	Dec 31,	March 31,	June 30,	Sept, 30	Dec 31,	March 31,	June 30,	Sept, 30	Dec 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007	2007	2007
	(in thousands of RMB)

Revenues	8,272	173,888	156,042	378,068	14,796	179,976	187,729	450,294	31,286	203,024	273,214	471,778
Cost of revenues	(3,871)	(73,807)	(75,915)	(174,471)	(6,787)	(90,505)	(98,659)	(241,089)	(18,300)	(120,378)	(165,634)	(307,124)
Gross profit	4,401	100,081	80,127	203,597	8,009	89,471	89,070	209,205	12,986	82,646	107,580	164,654
Operating expenses:
Research and development costs	(5,820)	(6,935)	(7,455)	(10,406)	(8,393)	(8,306)	(13,882)	(17,090)	(13,201)	(14,326)	(13,286)	(15,712)
Sales and distribution expenses	(19,566)	(23,078)	(25,980)	(22,865)	(24,138)	(26,606)	(25,905)	(36,299)	(28,599)	(31,854)	(33,636)	(32,727)
General and administrative expenses	(9,846)	(9,015)	(10,407)	(11,789)	(11,109)	(10,967)	(11,377)	(22,491)	(13,405)	(15,655)	(14,473)	(24,965)
Total operating expenses	(35,232)	(39,028)	(43,842)	(45,060)	(43,640)	(45,879)	(51,164)	(75,880)	(55,205)	(61,835)	(61,395)	(73,404)
Operating income/(loss)	(30,831)	61,053	36,285	158,537	(35,631)	43,592	37,906	133,325	(42,219)	20,811	46,185	91,250
Other (expense)/income
Interest income	583	1,127	371	1,132	859	5,761	8,108	4,458	2,456	1,776	2,525	15,556
Interest expense	(5,438)	(11,253)	(10,104)	(9,310)	(8,897)	(6,369)	(4,063)	(8,697)	(6,062)	(6,525)	(8,398)	(14,362)
Investment income	—	159	—	—	238	—	—	—	—	318	—	—
Foreign currency exchange gain/(loss)	—	—	—	5,584	1,101	—	(6,333)	(4,643)	(2,788)	(2,941)	(4,369)	(8,693)
Grant income	—	100	250	16,382	127	100	—	7,443	120	3,310	1,000	2,925
Total other (expense)/income	(4,855)	(9,867)	(9,483)	13,788	(6,571)	(508)	(2,288)	(1,439)	(6,274)	(4,062)	(9,242)	(4,574)
Income/(loss) before income tax benefit/(expense) and minority interests	(35,686)	51,186	26,802	172,325	(42,202)	43,084	35,618	131,885	(48,493)	16,749	36,943	86,676
Income tax (expense)/benefit	2,728	(7,449)	(7,093)	(14,283)	5,931	(3,583)	(5,043)	(15,582)	3,441	(1,360)	(3,816)	(8,586)
Income/(loss) before minority interests	(32,958)	43,737	19,709	158,042	(36,271)	39,501	30,575	116,303	(45,052)	15,389	33,127	78,090
Minority interests, net of tax	655	(3,276)	(1,443)	(3,022)	533	(68)	162	(1,894)	241	784	(5)	(38)
Net Income/(loss)	(32,303)	40,461	18,266	155,020	(35,738)	39,433	30,737	114,410	(44,811)	16,173	33,122	78,052
Dividends, accretion to redemption value and of foreign currency rate movements on mandatorily redeemable convertible preference shares	(904)	(903)	166	(787)	(909)	360	—	—	—	—	—	—
Net Income/(loss) available to ordinary shareholders	(33,207)	39,558	18,432	154,233	(36,647)	39,793	30,737	114,410	(44,811)	16,173	33,122	78,052

	As of
	March 31,	June 30,	Sept, 30	Dec 31,	March 31,	June 30,	Sept, 30	Dec 31,	March 31,	June 30,	Sept, 30	Dec 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007	2007	2007
	(in thousands of RMB)

Cash and cash equivalents	101,731	80,080	98,362	128,608	36,064	647,751	399,680	467,423	290,346	303,642	205,319	316,778
Pledged time deposits	77,850	75,417	59,173	76,250	65,044	65,652	77,150	238,618	212,319	228,065	213,208	259,786
Accounts receivable, net	237,276	272,831	370,816	537,321	461,360	563,192	604,360	747,859	720,433	806,760	938,746	925,838
Long-term accounts receivable	103,038	141,956	128,732	162,032	176,387	214,331	298,228	268,957	247,728	281,830	312,217	389,505
Short-term bank loans	90,850	158,450	221,514	160,614	183,990	261,631	266,050	336,050	333,550	426,050	436,050	456,050
Long-term debt	171,325	171,325	171,325	167,053	165,952	—	—	—	—	150,000	150,000	150,000
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
FINANCIAL OVERVIEW
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
     The following table sets forth our revenue contribution by revenue source and as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)

Wireless coverage solutions
Sale of wireless coverage products	614.5	85.8%	679.6	81.6%	575.3	78.9	58.7%
Installation services	69.3	9.7	108.9	13.1	223.5	30.6	22.8
RF parts and components	22.0	3.1	32.0	3.8	173.6	23.8	17.7
(Provision)/write back for settlement discounts	6.8	0.9	5.1	0.6	4.3	0.6	0.5
Others	3.7	0.5	7.2	0.9	2.6	0.4	0.3
Total	716.3	100.0%	832.8	100.0%	979.3	134.3	100.0%

     Wireless Coverage Products and Services. Our wireless coverage products and services have historically been the single largest contributor to our revenues, and we expect this trend to continue in the near future. Our wireless coverage products and services contracts may involve multiple service elements, consisting of delivery of wireless coverage products and installation services. Our wireless coverage products include repeaters, trunk amplifiers, base station amplifiers and tower amplifiers, all of which we develop and manufacture in-house. Our wireless coverage products also include various accessories such as coaxial cables and antennas for installation. These accessories are purchased from third-party vendors.
     We provide most of our wireless coverage products and services to two major customer groups, the China Unicom group and the China Mobile group. Since 2004, we have also provided wireless coverage products and services to PHS networks of the China Telecom group and the China Netcom group. We have also provided WLAN coverage products and services to the China Mobile group and the China Telecom group since 2007. In May 2008, the Chinese government announced a restructuring plan for the country’s telecommunications operators. We believe, upon the completion of this restructuring, telecommunications operators in China will significantly increase their investments in wireless coverage products and services, which we believe will drive the growth of our business.
     Sale of RF Parts and Components. Our RF parts and components include RF parts and components for base stations and repeaters. We consume a substantial portion of our repeater RF parts and components internally for incorporation into our wireless coverage products. During the fourth quarter of 2005, we began to develop base station RF parts and components. We are the qualified supplier of base station RF parts and components to six major domestic and foreign base station manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd, and Ericsson (China) Co., Ltd. Our sales of RF parts and components amounted to RMB22.0 million in 2005, RMB32.0 million in 2006 and RMB173.5 million (US$23.8 million) in 2007. We recognize revenues from the sale of RF parts and components at the time of transfer of the risks and rewards of ownership of these products, which coincides with our delivery of the products and transfer of title.
Cost of Revenues
     Our cost of revenues consists of our cost of hardware and cost of related services. Our cost of revenues increased from RMB328.1 million in 2005 to RMB437.0 million in 2006 and RMB611.4 million (US$83.8 million) in 2007. Our cost of revenues as a percentage of revenues was 45.8%, 52.5% and 62.4% in 2005, 2006 and 2007, respectively. Although we expect unit production cost to continue to decrease in the future, we expect our cost of revenues as a percentage of revenues to continue to increase in the near future primarily because we expect that the unit pricing of our products will decrease as a result of intense market competition and, with respect to our wireless coverage products, the adoption of centralized bidding precess by the wireless network operators, a downward pricing trend over the life of our maturing products, and an increasing percentage of the lower-margin products in our overall product mix.
     The following table sets forth our cost of revenues contribution by category and as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of hardware	277.3	84.5%	352.8	80.7%	459.8	63.0	75.2%
Cost of services	50.8	15.5	84.2	19.3	151.6	20.8	24.8
Total	328.1	100.0%	437.0	100.0%	611.4	83.8	100.0%
     Cost of Hardware. Cost of hardware includes our direct cost in manufacturing our wireless coverage products and RF parts and components, depreciation and amortization, purchase costs of raw materials and outsourced ancillary products from suppliers and manufacturers, as well as overhead such as compensation, bonuses and travel expenses of our own engineers and technicians engaged in the production process of our wireless products. Our cost of hardware also includes allowance for warranties. We accrue estimated warranty costs that we expect to incur during the warranty periods when we are required to provide free repair and replacement for defectively installed products. Our warranties generally extend for a period of 12 months to three years. We determine our allowance for warranties charged to expense in 2005, 2006 and 2007 amounted to 1.3%, 0.9% and 1.1% of our revenues, respectively. Our actual warranty expenditure in 2005, 2006 and 2007 were RMB9.5 million, RMB7.7 million and RMB10.5 million (US$1.4 million), respectively.

     Cost of Services. Our cost of services primarily includes overhead such as salaries and travel expenses of our own installation staff, installation materials and related expenses, and costs that we incur to hire third parties to install our wireless coverage products. Certain installation costs are deferred and charged to expenses when the relevant sales revenues are recognized.
Operating Expenses
     Our operating expenses consist of research and development costs, sales and distribution expenses and general and administrative expenses. Despite our increased selling efforts, due to our increased research and development planned for the next few years for our base station RF parts and components and 3G-related products and services and our additional requirements as a public reporting issuer in the United States, we expect our operating expenses as a percentage of revenues will remain stable. The following table sets forth our operating expenses contribution by category and as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
		(in millions, except for percentages)
Research and development costs	30.6	18.8%	47.7	22.0%	56.5	7.7	22.4%
Sales and distribution expenses	91.5	56.1	113.0	52.2	126.8	17.4	50.4
General and administrative expenses	41.1	25.1	55.9	25.8	68.5	9.4	27.2
Total operating expenses	163.2	100.0%	216.6	100.0	251.8	34.5	100.0%
     Research and Development Costs. These include the remuneration of our research and development staff, depreciation and maintenance expenses for research and development equipment, raw material costs and rental costs for premises used for our research and development activities. Our research and development costs are expensed as incurred. We incur research and development costs primarily in connection with the development of RF parts and components and wireless coverage products, including 3G-related products and RF technology. Our research and development costs accounted for 4.3%, 5.7% and 5.8% of our revenues in 2005, 2006 and 2007, respectively. We expect our research and development costs as a percentage of revenues will remain stable in the near future.
     Sales and Distribution Expenses. These include marketing and promotion expenses, remuneration and expenses of our sales staff, the operational expenses of our marketing offices and a portion of our freight costs. Our sales and distribution expenses accounted for 12.8%, 13.6% and 12.9% of our revenues in 2005, 2006 and 2007, respectively. We expect our sales and distribution expenses as a percentage of our revenues to decrease in the near future due to the recent changes of our major customers’ centralized bidding and procurement policy, which we expect will reduce the number of contract bids in which we participate, and in turn will lower our sales and marketing expenses. Our current sales and marketing plans continue to focus on the PRC wireless operators. We are also expending a portion of our marketing resources, including hiring of additional marketing staff, to increase our sales of RF parts and components to base station equipment manufacturers. We intend to carefully evaluate the cost and benefit associated with any of our overseas market expansion activities and do not currently expect any material increases in our sales and distribution expenses as a result of our overseas expansion plan.
     General and Administrative Expenses. This expense category includes the remuneration of administrative staff, daily operational expenses, depreciation of fixed assets and allowance for accounts receivable. Our general and administrative expenses accounted for 5.7%, 6.7% and 7.0% of our revenues in 2005, 2006 and 2007, respectively. We make allowance for accounts receivable to the extent that we consider the collection of such accounts receivable to be doubtful. Our accumulated allowance for doubtful accounts as of each of December 31, 2005, 2006 and 2007 accounted for 0.6% of our gross accounts receivable. We expect our general and administrative expenses to decrease moderately as a percentage of our revenues in the near future as we expect to implement internal cost control and reduction measures. We intend to carefully evaluate the cost and benefit associated with any of our overseas expansion activities and do not currently expect any material increases in our general and administrative expenses as a result of our overseas expansion plan.
Interest Expense
     Our interest expense primarily consists of (i) interest that we incur in bank borrowings, (ii) fees and discount charges incurred in connection with the sale of our accounts receivable, (iii) finance charges we incur on bills financing, and (iv) interest payable under the exchangeable bonds issued by several of our ordinary shareholders to our preference shareholders with us as the guarantor of such bonds. We incurred additional amount of interest expense in 2007 compared to 2006 due to the increases in average interest rate and outstanding loan amounts to fund our working capital needs.

     Our bills financing include bills payable issued by us and acceptance drafts issued by our financing banks in favor of our vendors and suppliers as payments for goods and services we purchase from them and bills receivable discount facilities. Our bills payable allow our vendors and suppliers to receive payments in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount outstanding under each bill payable to the bank on or prior to the stipulated presentation date. The aggregate amount of bills payable that may be outstanding to our credit from time to time is subject to the total line of credit established in our credit facility agreements with our banks. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China.
     The table below sets forth the components of our interest expense for the periods indicated:

	Year ended December 31,
	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(US$)
		(in thousands)
Bank loan interest	9,290	13,709	24,345	3,337
Receivable discounting fee	11,076	8,666	7,753	1,063
Financial charges on bills financing	1,043	1,082	1,192	163
Interest on exchangeable bonds (1)	14,117	3,341	—	—
Others (2)	579	1,228	2,057	282
Total	36,105	28,026	35,347	4,846

(1)	In 2003, several of our ordinary shareholders, including Guoren Industrial Developments Limited, Heng Xing Yue Investments Limited and Drag Investments Limited, issued an aggregate of US$20.7 million of 5% exchangeable bonds to our preference shareholders, Actis China, Standard Chartered Private Equity and JAFCO, which bonds were exchangeable into our ordinary shares held by these ordinary shareholders. These exchangeable bonds were redeemable at an amount equal to their principal amount plus 8% interest. Because we guaranteed the bonds, we accounted for the interest payment obligation on the exchangeable bonds as our obligation. These exchangeable bonds were exchanged into ordinary shares held by our ordinary shareholders upon the completion of our initial global offering in 2006. As a result, we were no longer required to accrue interest expense with respect to the exchangeable bonds in 2007.

(2)	Others mainly consist of bank fees.
Income Tax Expense
     In general, our subsidiaries established in the Shenzhen Special Economic Zone were subject to an income tax rate of 15% while our subsidiaries established in other areas of China were subject to an income tax rate of 27% or 33% during the three years ended December 31, 2007. Shenzhen GrenTech, our principal operating subsidiary, was exempted from the PRC income tax for two years starting from its first profit-making year after offsetting available tax losses carried forward from prior years. After the two years of tax exemption, it received a 50% reduction of its regular income tax liabilities in the three years thereafter. The Shenzhen tax authorities determined that the first profit-making year of Shenzhen GrenTech was 2001. For the year ended December 31, 2007, the income tax rate applicable to Shenzhen GrenTech was 7.5%. For more details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—If we lose certain government tax concessions, our profitability may be materially and adversely affected.”
Minority Interests, Net of Tax
     Minority interests, net of tax, represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own during the year. These subsidiaries include Shenzhen Lingxian, Lake Communication and Lake Microwave. In December 2007, we acquired the remaining 20% equity interests in Lake Communication, which has since become our wholly owned subsidiary.

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
     A wireless coverage product and service contract may involve multiple service elements consisting of delivery of wireless coverage products and the provision of installation services. We allocate the entire fee from the arrangement to each element based on objectively determined fair value, such as sale price for the component when it is regularly sold on a stand-alone basis or third-party price for similar component. In addition, our sale and purchase contracts for wireless coverage products and services typically contain separate pricing for our products and our installation services. Changes in the elements of an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of our revenue recognition.
     When we recognize our revenues from the provision of wireless coverage products and services, we also deduct an estimated settlement discount that we may give to our customers in the future. The settlement discount is based on our past billing and collection experience with our customers and our negotiation with customers. We determine such discount separately on a contract by contract basis. If actual settlement discounts made differ from our estimates, an additional provision or write back is made upon settlement. In 2005, 2006 and 2007, we did not make any provision for settlement discount; however, we reversed RMB6.8 million, RMB5.1 million and RMB4.3 million (US$0.6 million), respectively. The reversal of settlement discounts resulted from the expiration of unutilized settlement discounts offered. The following table sets forth an analysis of the settlement discount accounts for 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(US$)
		(in thousands)
Balance at beginning of year	26,884	20,057	14,982	2,054
Reversal during the year	(6,827)	(5,075)	(4,325)	(593)
Balance at end of year	20,057	14,982	10,657	1,461
     Allowance for Doubtful Accounts. Our wireless coverage customers pay by installments, creating long accounts receivable cycles. We provide for an allowance for doubtful accounts based on our best estimate of the amount of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by taking into account factors such as historical experience, age of the accounts receivable balances and economic conditions. We have not written off any significant bad debts since our inception in 1999 largely due to the strong credits of our wireless operator customers as well as our close monitoring and management of our accounts receivable. In 2007, we had incurred bad debt expense in the amount of RMB16.2 million (US$2.2 million) mainly related to allowance made for doubtful debts due from non-operator customers. The following table sets forth an analysis of the allowance for doubtful accounts for 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(US$)
		(in thousands)
Balance at beginning of year	2,235	4,147	6,177	846
Bad debt expense	1,912	2,030	16,177	2,218
Balance at end of year	4,147	6,177	22,354	3,064
     Inventories. Our inventories comprise raw materials, work in progress and finished goods. We state our inventories at the lower of cost or market value. We determine the cost of our inventories by using the weighted average cost method. Cost of work in progress and finished goods consists of direct materials, direct production cost and a proportional allocation of our production overhead. We determine the net realizable value of our inventories on the basis of anticipated sales proceeds less estimated selling expenses. At each balance sheet date, we identify inventories that are worth less than cost and write them down to their net realizable value and the difference is charged to our cost of revenues of that year. The amounts of write-down of inventories to net realizable value as of December 31, 2005, 2006 and 2007 were RMB0.5 million, RMB0.7 million and RMB0.7 million (US$0.1 million), respectively. These write-downs related to RF parts and components in our inventory.
     Finished goods make up the majority of our inventories. Our high level of finished goods is primarily the result of the way we recognize our revenues from our provision of wireless coverage products and services. Our revenue recognition policy requires us to expense our finished goods in inventory at the point when the sale of products has been recognized as revenue. As a result, a considerable portion of our finished goods represents products that were delivered to our customers’ sites pending initial installation or that were installed pending the issuance of completion certificates and the signing of the sale and purchase contracts. These finished goods amounted to RMB186.7 million, RMB233.9 million and RMB187.7 million (US$25.7 million) as of December 31, 2005, 2006 and 2007, respectively. Also included in finished goods are deferred installation costs related to wireless coverage products delivered and installed for which the related preliminary inspection certificates have not been issued at the respective year-end dates. We deliver our finished goods to our customers’ sites in accordance with the bids we won and the project designs approved by our customers. You should read “Business—Our Wireless Coverage Products and Services—Our Sales Cycle—Contract Signing” for additional information and analysis on our bidding and contracting practice. In addition, we control our installation costs by entering into fixed-price contracts with our installation contractors for wireless coverage products.
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

     Acquisitions. In 2007, we acquired the remaining 20% equity interest in Lake Communication, 100% equity interest in Shenzhen Kaige and 100% equity interest in Shenzhen Kaixuan. We allocate the cost of acquisitions based on the estimated fair value of the net assets acquired on the date of acquisition. This process is commonly referred to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any identifiable intangible assets acquired. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. A change in the amount allocated to identifiable intangible assets would change the amount of amortization expense recognized related to those identifiable intangible assets. When a business combination involves an excess of fair value of the acquired net assets over cost and a contingent consideration agreement that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, we recognize a liability for the lesser of the maximum amount of contingent consideration or the initial amount of negative goodwill. If an amount of negative goodwill remains after we recognize this liability, we first write down the eligible acquired assets, and recognize any remaining unallocated amount as an extraordinary gain. We accounted for the acquisition of Lake Communication based on the additional equity interest under the purchase method and allocated the cost of acquisitions of Shenzhen Kaige and Shenzhen Kaixuan based on the purchase method.
     Recoverability of the carrying amount of goodwill. Goodwill is evaluated for impairment at least annually. We have determined that our company and our subsidiaries together is a reporting unit for testing goodwill impairment. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.
     Our fair value is determined based on the expected discounted future cash flows methodology. For this purpose, we use discrete rolling five-year financial forecasts developed based on our best estimate of our future sales and operating costs, which take into consideration, among other things, existing firm customer orders, expected new product launches and future orders, contracts with suppliers, labor agreements and general market conditions. Our cash flows beyond the fifth year are estimated by applying a perpetuity growth rate to the cash flows estimated for the fifth year. The discount rate used for discounting the future cash flows is derived from our weighted average cost of capital, with appropriate adjustments for other factors.
     The use of discounted cash flow methodology requires significant judgments, including estimating our future cash flows and determining the appropriate discount rate, and although we base our fair value estimate on assumptions we believe reasonable, those assumptions are inherently unpredictable and uncertain. Any changes in each of the assumptions used could have a material impact on the calculation of fair value and hence, the conclusion on whether or not an impairment charge should be recognized. We performed step one of the annual goodwill impairment test for the years ended December 31, 2005, 2006 and 2007, and determined that our fair value exceeded our net book value as of the respective year end dates. Therefore, step two was not required, and no goodwill impairment charges have been recognized.
Results of Operations
     The following table sets forth our results of operations as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2005	2006	2007
Revenues	100.0%	100.0%	100.0%
Cost of revenues	(45.8)	(52.5)	(62.4)
Gross profit	54.2	47.5	37.6
Operating expenses:
Research and development costs	(4.3)	(5.7)	(5.8)
Sales and distribution expenses	(12.8)	(13.6)	(12.9)
General and administrative expenses	(5.7)	(6.7)	(7.0)
Total operating expenses	(22.8)	(26.0)	(25.7)
Operating income	31.4	21.5	11.9
Other (expense)/ income:
Interest income	0.4	2.3	2.3
Interest expense	(5.0)	(3.4)	(3.6)
Investment income	—	—	—
Foreign currency exchange gain/(loss)	0.8	(1.2)	(1.9)
Grant income	2.3	0.9	0.7
Total other (expense)/income	(1.5)	(1.3)	(2.5)
Income before income tax expense and minority interests	29.9	20.2	9.4
Income tax expense	(3.6)	(2.2)	(1.1)
Income before minority interests	26.3	18.0	8.3
Minority interests, net of tax	(1.0)	(0.2)	0.1
Net income	25.3	17.9	8.4
Dividends, accretion to redemption values and foreign exchange rate movements on mandatorily redeemable convertible preference shares	(0.5)	(0.1)	—
Net income available to ordinary shareholders	24.8	17.8	8.4

2007 compared to 2006
     Revenues. Our revenues increased by 17.6% to RMB979.3 million (US$134.3 million) in 2007 from RMB832.8 million in 2006. The increase in 2007 was primarily attributable to increases in sales of RF parts and components and installation services of wireless coverage products from stand-alone installation service contracts, partially offset by decreases in sales and average selling prices of our wireless coverage products, including products for PHS networks, as a result of a more competitive market due in large part to the centralized bidding process adopted by our major customers. Revenues generated from wireless coverage products and services accounted for 82.3% of our total revenues in 2007, compared to 96.2% in 2006. Revenues generated from sales of RF parts and components increased by RMB141.5 million (US$19.4 million), or 441.9%, to RMB173.5 million (US$23.8 million) from RMB32.0 million in 2006.
     Cost of Revenues. Cost of revenues increased by RMB174.4 million (US$23.9 million), or 39.9%, to RMB611.4 million (US$83.8 million) in 2007 from RMB437.0 million in 2006. The increase in our cost of revenues was primarily driven by larger sales volume.
     Gross Profit. Gross profit decreased by 7.0% to RMB367.9 million (US$50.4 million) in 2007 from RMB395.8 million in 2006. Gross profit margin in 2007 decreased to 37.6% from 47.5% in 2006 primarily due to the decrease in average selling price of our wireless coverage products. In addition, since the gross margin of RF products is lower than wireless coverage products, the increased sales of RF products also led to the decrease of our gross profit margin.
     Research and Development Costs. Our research and development costs increased by 18.4% to RMB56.5 million (US$7.7 million) in 2007 from RMB47.7 million in 2006 primarily due to additional research and technical personnel that were employed for the development of TD-SCDMA wireless coverage equipment and base station RF parts and components. Research and development costs accounted for 5.8% of total revenue in 2007, compared to 5.7% in 2006.
     Sales and Distribution Expenses. Sales and distribution expenses increased by 12.3% to RMB126.8 million (US$17.4 million) in 2007 from RMB112.9 million in 2006. The increase was primarily due to additional promotion activities that were organised to boost revenue from the China Mobile group and the China Unicom group and to develop the WLAN market and base station RF market overseas in 2007. Sales and distribution expenses accounted for 12.9% of total revenue in 2007, compared to 13.6% in 2006.
     General and Administrative Expenses. General and administrative expenses increased by 22.4% to RMB68.5 million (US$9.4 million) in 2007 from RMB55.9 million in 2006. The increase in general and administrative expenses was primarily attributable to an increase in allowance for accounts receivable of RMB16.2 million (US$2.2. million) as a result of additional allowance provided for non-operator customers during the year, partially offset by decreases in office expenses and business entertainment and traveling expenses in 2007. General and administrative expenses accounted for 7.0% of total revenue in 2007, a slight increase as compared to 6.7% in 2006.
     Operating Income. As a result of the foregoing, our operating income decreased by 35.3% to RMB116.0 million (US$15.9 million) in 2007 from RMB179.2 million in 2006. Our operating margin in 2007 was 11.8% compared to 21.5% in 2006.
     Other Expense/Income. Interest income increased to RMB22.3 million (US$3.1 million) in 2007 from RMB19.2 million in 2006 primarily due to increased interest income arised from the amortization of discounted income from prior years’ accounts receivable. Interest expense increased to RMB35.3 million (US$4.8 million) in 2007 from RMB28.0 million in 2006 primarily due to an increase in average bank borrowings and higher interest rates. We also had a foreign currency exchange loss of RMB18.8 million (US$2.6 million) primarily due to the fact that our bank deposits denominated in U.S. dollars suffered an exchange loss from the appreciation of the Renminbi against U.S. dollars in 2007. Our grant income decreased slightly by RMB0.3 million (US$43,200) between 2006 and 2007.

     Income Tax Expense. In 2007, we recognized an income tax expense of RMB10.3 million (US$1.4 million). Our income tax expense decreased by RMB8.0 million (US$1.1 million) between 2006 and 2007 due to a decrease in our profit before tax. Our effective tax rate changed from 10.9% in 2006 to 11.2% in 2007 which was primarily due to increased foreign currency exchange loss which was not tax deductible.
     Minority Interests. Minority interests were RMB1.0 million (US$0.1 million) in 2007, compared to RMB1.3 million in 2006.
     Net Income. Net income decreased by 44.6% to RMB82.5 million (US$11.3 million) in 2007 from RMB148.8 million in 2006.
2006 compared to 2005
     Revenues. Our revenues increased by RMB116.5 million, or 16.3%, to RMB832.8 million from RMB716.3 million in 2005. The increase in 2006 was primarily attributable to increased sales of wireless coverage products to the China Mobile group, the China Telecom group and the China Netcom group. Our sales to the China Mobile group in 2006 increased by RMB35.5 million, or 14.7%, over our sales to that group in 2005; our sales to the China Telecom group in 2006 increased by RMB19.7 million, or 28.3%, over our sales to that group in 2005; and our sales to the China Netcom group in 2006 increased by RMB32.4 million, or 88.0%, over our sales to that group in 2005. During the same period, our sales to the China Unicom group in 2006 decreased by RMB24.2 million, or 7.5%. Our sales of wireless coverage products to the China Telecom group and the China Netcom group consisted of PHS products. These two fixed-line telecommunications operators have not been licensed to own or operate any GSM or other wireless networks. In addition, our sales of RF parts and components in 2006 increased by RMB10.0 million, or 45.5%, compared to 2005. Revenues from overseas sales of wireless coverage products in the amount of RMB10.0 million further contributed to our overall revenue growth.
     Cost of Revenues. Cost of revenues increased by RMB108.9 million, or 33.2%, to RMB437.0 million in 2006 from RMB328.1 million in 2005, compared to an increase of 16.3% in our overall revenues. The increase in cost of revenues was primarily attributable to an increase of RMB75.5 million, or 27.2%, in our cost of hardware during this period. Our cost of service also increased by RMB33.4 million, or 65.7%, from RMB50.8 million in 2005 to RMB84.2 million in 2006. The increase in our overall cost of revenues primarily reflects the increase in the total number of units sold.
     Gross Profit. As a result of the foregoing, gross profit increased by 1.9% to RMB395.8 million in 2006 from RMB388.2 million in 2005. Gross profit margin in 2006 decreased to 47.5% from 54.2% in 2005, primarily reflecting a decrease in the average selling price of our products, which was in turn attributable to (i) the declining unit price of certain of our maturing products and (ii) an increasing percentage of lower-margin products such as PHS products and RF parts in our overall product offerings.
     Research and Development Costs. Our research and development costs increased by RMB17.1 million, or 55.7%, to RMB47.7 million in 2006 from RMB30.6 million in 2005, principally reflecting an increase of RMB11.7 million in salary and compensation for our research staff. We added additional personnel to our research team in 2006 to focus on the development of RF parts and components and 3G products.
     Sales and Distribution Expenses. Sales and distribution expenses increased by RMB21.4 million, or 23.5%, to RMB112.9 million in 2006 from RMB91.5 million in 2005. The increase was primarily attributable to an increase in remuneration for our sales and marketing staff of RMB10.3 million, which principally reflects the additional sales personnel that were hired in 2006 and increases in the remuneration for certain sales personnel in order for us to better attract and retain talents. Marketing expenses increased by RMB3.6 million and telecommunications costs increased by RMB3.2 million in 2006, also reflecting the hire of additional sales personnel and the expansion of our business volume.
     General and Administrative Expenses. General and administrative expenses increased by 36.3% to RMB55.9 million in 2006 from RMB41.1 million in 2005. The increase in general and administrative expenses was primarily attributable to expenses relating to the enhancement in our internal control system over financial reporting, as well as increases in legal, auditing, consulting and other logistical expenses related to our initial public offering in 2006.
     Operating Income. As a result of the foregoing, our operating income decreased by 20.4% to RMB179.2 million in 2006 from RMB225.0 million in 2005. Our operating margin in 2006 was 21.5% compared to 31.4% in 2005.
     Other Expense/Income. Our interest income increased to RMB19.2 million in 2006 from RMB3.2 million in 2005 primarily due to the increased amount of deposit and increases in interest rates. Our interest expense decreased to RMB28.0 million in 2006 from RMB36.1 million in 2005 primarily resulting from the conversion of our exchangeable bonds to equity at the time of our initial public offering in March 2006. We also reported a foreign currency exchange loss of RMB9.9 million primarily due to appreciation of the Renminbi in 2006. Our other income included the net investment income from our equity investments of approximately 4.7% in Quanzhou Commercial Bank. Our investment income increased by RMB0.1 million during this period. Grant income decreased to RMB7.7 million in 2006 from RMB16.7 million in 2005 as the number of our projects eligible for government subsidies decreased in 2006.

     Income Tax Expense. In 2006, we recognized an income tax expense of RMB18.3 million as compared to RMB26.1 million in 2005. Our income tax expense decreased by RMB7.8 million from 2005 to 2006 in part due to a decrease in our profit before tax and, to a smaller extent, a decrease in the profit before tax of certain of our subsidiaries that were subject to an income tax rate ranging from 27% to 33%. As a result, our effective tax rate reduced to 10.9% in 2006 from 12.2% in 2005.
     Minority Interests. Minority interests were RMB1.3 million in 2006, as compared to RMB7.1 million in 2005. This decrease was due to a decrease in profit before tax of certain subsidiaries as well as a decrease in equity interest from 10% to 1% held by the minority shareholder in Shenzhen Lingxian since 2005.
     Net Income. As a result of the foregoing, our net income decreased by 18.0% to RMB148.8 million in 2006 from RMB181.4 million in 2005.
     Dividends, Accretions to Redemption Values and Foreign Exchange Rate Movements on Mandatorily Redeemable Convertible Preference Shares. In April 2006, our directors declared dividends totaling RMB0.5 million to holders of our mandatorily redeemable convertible preference shares. In addition, accretion of our mandatorily redeemable convertible preference shares to redemption value was RMB0.4 million up to the conversion of the shares in April 2006.
Liquidity and Capital Resources
     In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our sales in any given year may not be sufficient to fully meet our operating cash requirements in that year. We anticipate that our operations may continue to encounter such timing differences in cash flows in the near term. We used and will continue to use available financing means, including bank loans and receivable selling arrangements, to provide sufficient cash inflows to balance such timing differences in our cash flows. We also anticipate that near-term working capital and other capital requirements will increase due to our increased sales activities, increased research and development efforts related primarily to 3G products as well as RF parts and components. We anticipate meeting such increase in our near-term working capital and other capital requirements primarily through our internally generated cash and financing means available to us, including short-term bank loans and sales of accounts receivable.
     As of December 31, 2007, we had available undrawn bank borrowing facilities in the aggregate of RMB67.1 million (US$9.2 million), unutilized bill payables facilities in the aggregate of RMB50.5 million (US$6.9 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB42.5 million (US$5.8 million). Utilization of the unutilized bill payables facilities and amount receivable selling arrangements requires pledges of bank deposit in an amount equal to 30%-50% and 20%, respectively, of the amount to be utilized.
     In the event that we may be required to raise additional funds to meet any currently unanticipated working capital or capital expenditure requirements, we expect to rely on the same sources of funding, together with capital markets financings.
     The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash used in operating activities	(112,611)	(114,778)	(120,228)	(16,482)
Net cash used in investing activities	(20,900)	(243,150)	(294,437)	(40,364)
Net cash (used in)/provided by financing activities	(40,813)	708,514	272,619	37,373
Cash and cash equivalents at the end of year	128,608	467,423	316,778	43,426
     Net cash of RMB120.2 million (US$16.5 million) was used in operating activities in 2007, as compared to net cash used in operating activities of RMB114.8 million in 2006 and RMB112.6 million in 2005. Our net income in 2005, 2006 and 2007 was RMB181.4 million, RMB148.8 million and RMB82.5 million (US$11.3 million), respectively. The increase in the outflow of cash used in operating activities in 2007 primarily reflects the net effect of (i) an increase of RMB103.7 million in collections from customers; (ii) an increase of RMB82.7 million in sales of accounts receivable; and (iii) an increase of RMB191.8 million for procurement of materials and operation expenses.

     We had a net investing cash outflow of RMB294.4 million (US$40.4 million) in 2007 as compared to RMB243.2 million in 2006. The increase in net investing cash outflow was due to an increase of RMB121.5 million in capital expenditure mainly related to construction of our new facilities in Shenzhen and an increase of RMB66.7 million for the purchase of land use right for our facilities in Shenzhen in 2007 compared to 2006, partially offset by a decrease of RMB131.0 million in the amount of increased pledge time deposits in 2007 compared to 2006.
     We had a net cash inflow of RMB272.6 million (US$37.4 million) from financing activities in 2007 as compared to RMB708.5 million of net financing cash inflow in 2006, reflecting the net effect of the increased short-term borrowing in the amount of RMB364.5 million and RMB58.9 million in proceeds from the collection of sold accounts receivable, offset by an increase of RMB270.0 million in the principal payments of short-term bank loans, and a decrease of RMB31.8 million in the amount of dividends paid. In addition, we received net proceeds of RMB649.0 million received from our initial public offering in 2006.
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
     The following table describes the concentration of our gross accounts receivable by customers and as a percentage of our gross accounts receivable balance as of December 31, 2007:

	As of December 31, 2007
	(RMB)	(US$)	(%)
	(in millions, except for percentages)
China Unicom group	528.5	72.5	40.1%
China Mobile group	379.0	52.0	28.8
China Telecom group	116.4	16.0	8.8
China Netcom group	61.6	8.4	4.7
Others	232.4	31.8	17.6
Total	1,317.9	180.7	100%
     The following table sets forth an aging analysis for our gross accounts receivable balances, determined from the time that the revenue is recognized, as of the dates indicated.

	As of December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Less than one year	526.7	75.1%	700.9	69.7%	831.1	113.9	63.1%
Between one to two years	154.0	22.0	231.3	23.0	275.4	37.8	20.8
Between two to three years	17.0	2.4	68.0	6.8	153.8	21.1	11.7
Over three years	3.9	0.5	4.8	0.5	57.6	7.9	4.4
Total	701.6	100.0%	1,005.0	100.0%	1,317.9	180.7	100.0%

     The following table sets forth the classification of our gross accounts receivable balances into two categories, contractually due and non-contractually due, determined from due date of the installment payment:

	As of December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Contractually due	246.1	35.1%	353.5	35.2%	505.3	69.3	38.3%
Non-contractually due	455.5	64.9%	651.5	64.8%	812.6	111.4	61.7%
Total	701.6	100.0%	1,005.0	100.0%	1,317.9	180.7	100.0%
     To the extent revenues recognized under a contract are not yet paid, they are recorded as accounts receivable in our balance sheet, net of amounts sold to third parties. Out of our gross accounts receivable of RMB701.6 million, RMB1,005.0 million and RMB1,317.9 million (US$180.7 million) outstanding as of December 31, 2005, 2006 and 2007, respectively, RMB246.1 million, RMB353.5 million and RMB505.3 million (US$69.3 million), or 35.1%, 35.2% and 38.3% of our gross accounts receivable, represented gross accounts receivable that had passed the contractual payment dates in the respective periods and were subject to payment by our customers. Our gross accounts receivable that had not passed the relevant payment events represented 64.9%, 64.8% and 53.1% of our gross accounts receivable outstanding as of December 31, 2005, 2006 and 2007, respectively.
     We calculate our accounts receivable days as the average beginning and ending accounts receivable balance for the year, divided by the revenues during the year, multiplied by 360. Our accounts receivable days are long in absolute terms, approximately 271 days, 369 days and 427 days for 2005, 2006 and 2007, respectively. We believe that they are typical of industry standards with respect to wireless coverage projects in the PRC market. During the early stages of our company, we were restrained from aggressive collection efforts in order to remain competitive with the incumbents in the market. Since the beginning of 2004, however, we have taken measures, including expansion of our sales team, to facilitate our accounts receivable collection process. Despite these efforts, our accounts receivable days in 2007 still increased by 58 days to 427 days primarily due to the increasing trend of our revenue generated from the provision of wireless coverage products and services while its collection cycle remained long.
     Within our sales team, we have also established monitoring procedures on our accounts receivable. Compensation of sales personnel has also been linked to collection efforts, with strong collection efforts rewarded and poor collection efforts penalized. As a result of our enhanced collection efforts, our customers settled RMB345.6 million, RMB487.8 million and RMB591.5 million (US$81.1 million) in accounts receivable due to us in 2005, 2006 and 2007, respectively.
     Based on our principal customers’ recently implemented centralized procurement policies, under which contractual payment terms are generally more favorable to us than before, the amounts of first installment we received are typically higher than those collected before the adoption of such centralized procurement policies by our major customers. As a result, our accounts receivable cycle may be shortened in the future.
     As a measure to further reduce our level of accounts receivable and to alleviate the associated risks, we have sold some of our accounts receivable to PRC domestic banks in China. We expect to continue to sell our accounts receivable in the future at terms acceptable to us to meet our working capital needs and to improve our liquidity. As of December 31, 2007, we had accounts receivable selling facilities in the aggregate amount of RMB42.5 million (US$5.8 million) that were committed but not yet utilized.
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
     The following table sets forth an inventory balance breakdown by category as of the dates indicated:

	As of December 31,
	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Raw materials	55,572	65,395	137,723	18,880
Work in progress	4,057	5,135	14,014	1,921
Finished goods	310,507	363,876	390,357	53,513
Total	370,136	434,406	542,094	74,314

     A considerable portion of our finished goods consists of finished goods and their related installation costs delivered to our customers’ sites that are not yet installed or have been installed but for which formal contracts are yet to be signed and/or completion certificates are yet to be issued. These finished goods and their related installation costs amounted to RMB186.7 million, RMB233.9 million and RMB187.7 million (US$25.7 million) as of December 31, 2005, 2006 and 2007, respectively.
     The following table shows the aging analysis of our inventory by major category as of December 31, 2007:

	Finished goods			Work in progress			Raw materials			Total
	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)
	(in thousands, except for percentages)

Age
Less than one year	380,389	52,147	97.4%	14,014	1,921	100%	127,302	17,452	92.4%	521,705	71,519	96.2%
One to two years	7,640	1,047	2.0	—	—	—	10,421	1,429	7.6	18,061	2,476	3.3
Over two years	2,328	319	0.6	—	—	—	—	—	—	2,328	319	0.4
Total	390,357	53,513	100%	14,014	1,921	100%	137,723	18,880	100%	542,094	74,314	100.00%
Borrowings
     As of December 31, 2007, we had total short-term credit facilities of RMB579.3 million (US$79.4 million) from nine domestic banks, of which we had drawn RMB456.1 million (US$62.5 million) in bank loans and RMB56.1 million (US$7.7 million) in bills payable. As of December 31, 2007, we had an aggregate of RMB150.0 million (US$20.6 million) in long-term bank loans outstanding. As of December 31, 2007, we had available undrawn bank-committed facilities in the aggregate of RMB67.1 million (US$9.2 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB42.5 million (US$5.8 million). Our bills payable allow our vendors and suppliers to receive payment in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount under each bill payable to the bank on or prior to the stipulated presentation date. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China. The weighted average interest rate for our bank borrowings was 6.3% as of December 31, 2007. Of the total outstanding amount of RMB456.1 million (US$62.5 million) drawn in bank loans under these facilities, RMB296.1 million (US$40.6 million) was unsecured and RMB160.0 million (US$21.9 million) was secured by a pledge of part of our bank deposits and accounts receivable. The total outstanding amount of RMB85.2 million (US$11.7 million) used in bills payable under these facilities was secured by RMB62.3 million (US$8.5 million) as pledged time deposits.
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

Capital Expenditure and Contractual Commitments
     Our capital expenditure consists of purchases of property, plant and equipment, such as equipment and machinery, motor vehicles and office equipment. In 2005, 2006 and 2007, our capital expenditure was RMB41.0 million, RMB80.8 million and RMB269.0 million (US$36.9 million), respectively. The significant increase in capital expenditure in 2007 primarily related to purchase of additional machinery and equipment for the production and development of RF parts and components in the amount of RMB65.6 million, construction expenses of RMB127.5 million for the construction of our new facilities in Shenzhen, as well as aggregate expenditure in the amount of RMB75.9 million relating to the purchase of land use right for our new facilities in Shenzhen. We expect to continue to increase our planned capital expenditure in order to expand our production capacity and to acquire additional research and development equipment. We intend to fund such expenditure with cash from our operations, bank loans and accounts receivable selling arrangements.
     The following table sets forth our obligations and commitments to make future payments under contracts and commitments as of December 31, 2007:

	As of December 31, 2007
	Payment Due by Period
			Less than
	Total		1 Year		1-3 Years		After 3 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)

Short-term bank loans	456.1	62.5	456.1	62.5	—	—	—	—
Long-term debt	192.0	26.3	10.3	1.4	84.3	11.6	97.4	13.3
Bills payable	85.2	11.7	85.2	11.7	—	—	—	—
Operating lease commitments	9.7	1.3	8.7	1.2	1.0	0.1	—	—
Other capital commitments	84.2	11.5	84.2	11.5	—	—	—	—
Total contractual obligations	785.2	107.6	634.2	86.9	41.0	5.6	110.0	15.1
Off-Balance Sheet Arrangements and Contingent Liabilities
     As of December 31, 2007, our accounts receivable sold to banks but not yet settled by our customers amounted to RMB179.2 million (US$24.6 million). We were subject to a limited recourse obligation for these accounts receivable pursuant to which we pledged to the banks deposits of not less than 20% of the accounts receivable sold as guarantee for payment by our customers. As of December 31, 2007, the pledged deposit amounted to RMB51.5 million (US$7.1 million).
     As of December 31, 2007, our commitments under operating leases for operating premises amounted to RMB9.7 million (US$1.3 million), of which RMB8.7 million, RMB0.8 million, RMB0.1 million and RMB0.1 million is due for payment in 2008, 2009, 2010 and 2011, respectively.
     As of December 31, 2007, our commitments for future purchase of property, plant and equipment amounted to RMB84.2 million (US$11.5 million), which is predominately related to the construction of our new facilities in Shenzhen.
     We do not have any other off-balance sheet guarantees, any other outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
Inflation
     Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.8% in 2005, 1.5% in 2006 and 4.8% in 2007.
Quantitative and Qualitative Disclosure about Market Risk
     Foreign Exchange Risk. Virtually all of our revenues and expenses are denominated in Renminbi. However, a portion of the proceeds from our initial public offering has been placed in U.S. dollar deposit accounts, which amounted to US$26.1 million as of December 31, 2007. Any appreciation in Renminbi exchange rate against U.S. dollars would result in a foreign exchange loss to us. For the year ended December 31, 2007, we recorded a foreign exchange loss of RMB18.8 million (US$2.6 million) predominately related to such U.S. dollar bank deposits.

     Interest Rate Risk. All of our short-term bank loans accrue interest at fixed rates, and we may be offered different interest rates for our short-term bank loans upon renewal. Our long-term bank loan accrues interest at variable interest rate, which is adjusted annually based on changes in market interest rates. However, we believe our exposure to fluctuations in interest rates is not significant.
     Credit Risk. Since we commenced our operations in 1999, we have not had to write off any significant bad debts. However, we have long accounts receivable cycles and long collection periods, and certain of our long aged receivable balances are subject to default risk for which allowance has been made. For a further discussion of these issues, please refer to “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity” and “—We have long accounts receivable cycles and long collection periods and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.”
Corporate Structure
     We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur, financing we may need for operations other than through our PRC subsidiaries and the payment of dividends by us. Under the PRC laws, Shenzhen GrenTech, as a wholly foreign-owned enterprise, and Shenzhen Lingxian, Lake Communication, Shenzhen Kaige and Shenzhen Kaixuan, as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. Prior to 2006, Shenzhen Lingxian and Lake Communication, as domestic limited liability companies, were required to transfer between 5% and 10% of their after-tax profit to the statutory public welfare reserve fund. However, Shenzhen Lingxian and Lake Communication are no longer subject to such public welfare reserve requirement due to the amendment of PRC Company Law which became effective on January 1, 2006. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its employee welfare reserve fund. Lake Microwave, as a sino-foreign joint venture, has discretion in allocating any portion of its after-tax profits to its statutory general reserve fund, enterprise development reserve fund and employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Any limitation on the payment of dividends by our PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses, as we have disclosed in “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.” In addition, any dividends we pay to our shareholders may be subject to a 10% withholding income tax. For further details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.”
Taxation
     Under the current laws of the Cayman Islands, we are not subject to Cayman Islands tax on income or capital gain. We derived almost all of our revenues in 2007 from our principal PRC operating subsidiary, Shenzhen GrenTech.
     Because Shenzhen GrenTech was recognized by the Shenzhen municipal government as an advanced technology enterprise in December 2004, Shenzhen GrenTech applied for and was granted on December 13, 2005 an extension of its 50% relief from income tax for an additional three-year period commencing from January 1, 2006. Shenzhen Lingxian was entitled to full exemption from income tax for two years starting from the first profit-making year and a 50% reduction in the next three years as approved by the tax authorities. As the first profit-making year of Shenzhen Lingxian was 2002, Shenzhen Lingxian was fully exempted for PRC income tax for 2002 and 2003 and subject to PRC income at the rate of 7.5% for 2004, 2005 and 2006. Shenzhen Lingxian applied for and was granted on June 28, 2007 an extension of its 50 percent relief from income tax for an additional three-year period commencing from January 1, 2007. Consequently, Shenzhen Lingxian was subject to reduced tax rate of 7.5% in 2007.
     Lake Microwave was a foreign investment enterprise (“FIE”) established in a coastal open economic area and was subject to income tax at a rate of 27%. Lake Communication was subject to standard income tax rate of 33%.
     On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”) which will take effect on January 1, 2008. Further, on December 6, 2007, the State Council released the Implementation Rules to the Corporate Income Tax Law (“the implementation rules”). According to the new tax law, from January 1, 2008 the applicable corporate income tax rates for enterprises in the PRC will be reduced from 33% to 25%.

     Under the new tax law which became effective from January 1, 2008 and in accordance with “Notification of the State Council on Carrying out the Transitional Preferential Policies concerning Enterprise Income Tax” (Guo Fa [2007] No.39) issued by the State Council on December 26, 2007, an entity established before March 16, 2007 that was entitled to preferential tax treatment prior to the new tax law will be subject to a transitional tax rate beginning in 2008 (“Transitional Tax Rate”) before the new corporate income tax rate of 25% applies. The Transitional Tax Rate is 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards respectively. The Transitional Tax Rate applies to Shenzhen GrenTech, Shenzhen Lingxian, Shenzhen Kaige and Shenzhen Kaixuan effective from January 1, 2008. The tax relief extension (50% reduction of applicable tax rate) for Shenzhen GrenTech and Shenzhen Lingxian will not be grandfathered under the new tax law.
     The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable. The deferred tax assets and liabilities of Shenzhen GrenTech, Shenzhen Lingxian, Shenzhen Kaige and Shenzhen Kaixuan are measured using enacted tax rates expected to apply to taxable income, based on the Transitional Tax Rate, in the years in which those temporary differences are expected to be recovered or settled.
     Lake Communication and Lake Microwave became subject to the enterprise income tax rate of 25% commencing from January 1, 2008. The deferred tax assets and liabilities of Lake Communication and Lake Microwave are measured using the new tax rate of 25%. For more details, please see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—If we lose certain government tax concessions, our profitability may be materially and adversely affected.”
Recent Accounting Pronouncements
FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The adoption of FIN 48 did not have any impact on our results of operations or financial condition for the year ended December 31, 2007. We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as a component of income tax expense in the consolidated statements of income. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.
SFAS No. 157, Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. Subsequently in February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 amends the scope of SFAS No. 157 and other accounting standards that address fair value measurements for purpose of lease classification or measurement under Statement 13. The FSP is effective on initial adoption of Statement 157. FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management does not expect the adoption of SFAS No. 157, FSP FAS 157-1 and FSP FAS 157-2 will have a material impact on our consolidated financial statements.
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gaines and losses on items for which the fair value option has been elected be reported in earnings. This Statement is effective for us in years beginning after November 15, 2007. We have elected not to adopt the fair value option, as permitted under SFAS No. 159.
SFAS No. 141 (R), Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value”. SFAS No. 141(R) also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies to business combinations for which the acquisition date is on or after December 15, 2008. We do not anticipate that SFAS No. 141 (R), which became effective in 2008, will have a material impact on our consolidated financial statements.
SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment to Accounting Research Bulletin No. 51.” SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008, including prospective accounting for any noncontrolling interests that arose before the effective date. Our management is currently evaluating the impact of these provisions on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and senior management
     The following table sets forth information regarding our directors and executive officers as of the date hereof.

Directors and Executive Officers	Age	Position
Yingjie Gao	52	Chairman of the board and chief executive officer
Kunjie Zhuang	71	Director and chief technology officer
Rong Yu	43	Director, chief financial officer and principal accounting officer
Liping Mao	42	Director and vice president
Cuiming Shi	67	Independent director
Xiaohu You	45	Independent director
Kin Kwong Mak	46	Independent director (audit committee financial expert)
Tianwen Ding	51	Vice president
Qi Wang	42	Vice president
Qingchang Liu	40	Vice president
Guanyu Huang	42	Vice president
     Yingjie Gao has served as the chairman of our board of directors and our chief executive officer since our inception in 1999. Mr. Gao has over eight years of experience in management in the wireless communication network coverage industry and has over 15 years of experience in corporate operations and management in China. Prior to co-founding Shenzhen GrenTech in 1999, Mr. Gao was the chairman and general manager of Shenzhen Tomorrow Image Design Company Limited, a company that provides corporate image consultancy services to corporations, from 1993 to 1999. Mr. Gao graduated from Jilin Correspondence College in 1983.
     Kunjie Zhuang has served as a director and our chief technology officer since our inception in 1999. Professor Zhuang has over 47 years of experience in RF technology research and development and over 15 years of experience in the commercialization of RF technology. He is a well-recognized expert in RF technology in China. Prior to co-founding Shenzhen GrenTech in 1999, Professor Zhuang was the director of Microwave Technology Discipline since 1973 at Southeast University in China. Professor Zhuang received his bachelor’s degree in radio technology from Southeast University in 1958.
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
     Liping Mao has served as a director of our company since January 2007. He has also served as our Vice President since June 2004, responsible for overseeing sales and marketing. Mr. Mao has 18 years of experience in sales and marketing in electronics and telecommunication products. Mr. Mao joined our company in August 2000. He graduated from People’s University of China in 1987 with a bachelor’s degree in law.
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
     Qingchang Liu is a vice president of our company, responsible for our corporate finance activities. Mr. Liu has 15 years of experience in finance, securities trading and corporate reorganizations and was involved in the corporate restructuring of, and capital raisings of, a number of companies listed on the PRC domestic stock exchanges and the Hong Kong Stock Exchange. Mr. Liu graduated from China College of Finance in July 1991 with a bachelor’s degree in economics. He obtained a master’s degree in economics from the Shenzhen University in June 2003. Mr. Liu joined our company in June 2000.
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
     The business address of our directors and executive officers is 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
Board of Directors
     Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. Following a declaration of interests pursuant to the provisions of our amended and restated articles of association, any separate requirement for audit committee approval under the applicable law or the relevant Nasdaq rules, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested unless he or she is disqualified by the chairman of the relevant board meeting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We approved the establishment of three committees of the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have also adopted a charter for each committee in compliance with the Sarbanes-Oxley Act of 2002 and the Nasdaq corporate governance rules. Each committee’s members and functions are described below.
     Audit Committee
     Our audit committee consists of our three independent non-executive directors, namely Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. All of them satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. Such committee composition was established by our board of directors by reference to similarly situated issuers and is in line with Rule 4350(d) of the Nasdaq Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:
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
     The aggregate cash compensation and benefits that we paid to our directors and executive officers for each of the three years ended December 31, 2007 were approximately RMB3.4 million, RMB3.2 million and RMB7.7 million (US$1.1 million), respectively. Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers are entitled to receive in 2008 is expected to be approximately RMB7.9 million, excluding any discretionary bonuses which may be paid to our directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

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
Share Option Scheme
     Our share option scheme is a share incentive scheme which was adopted by our board of directors and approved by our shareholders on August 25, 2005. The purpose of this share option scheme is to recognize and acknowledge the contributions the eligible participants had or may have made to our company. The share option scheme provides the eligible participants an opportunity to have a personal stake in our company with the view to achieving the following objectives:
•	motivate the eligible participants to optimize their performance efficiency for the benefit of our company; and

•	attract and retain or otherwise maintain an on-going business relationship with the eligible participants whose contributions are or will be beneficial to our long-term growth.
     The following table summarizes, as of May 31, 2008, the latest practicable date, options that we granted to several of our directors and executive officers and to other individuals as a group under our share option scheme:

	Number of shares	Per share
	to be issued upon	exercise
Name	exercise of options	price (US$)	Grant date	Date of Expiration
Rong Yu	200,000	0.21	March 14, 2008	March 14, 2010
Liping Mao	200,000	0.21	March 14, 2008	March 14, 2010
Qi Wang	150,000	0.21	March 14, 2008	March 14, 2010
Qingchang Liu	150,000	0.21	March 14, 2008	March 14, 2010
Tianwen Ding	150,000	0.21	March 14, 2008	March 14, 2010
Guanyu Huang	150,000	0.21	March 14, 2008	March 14, 2010
Cuiming Shi	100,000	0.21	March 14, 2008	March 14, 2010
Xiaohu You	100,000	0.21	March 14, 2008	March 14, 2010
Kin Kwong Mak	100,000	0.21	March 14, 2008	March 14, 2010
Other individuals as a group	8,700,000	0.21	March 14, 2008	March 14, 2010
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
     Price of Shares
     Our board of directors may, in its discretion, determine the subscription price of an ordinary share in respect of any particular option granted under this share option scheme. However, such subscription price cannot be less than the highest of (i) the closing price of the shares as quoted in the Nasdaq Global Select Market on the date of grant, (ii) the average of the closing prices of the shares as quoted in the Nasdaq Global Select Market for five business days immediately preceding the date of grant, and (iii) the nominal value of a share.
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
Employees
     Please refer to Item 4. “Information on the Company—Business—Employees.”
Share Ownership
     The following table sets forth information with respect to beneficial ownership of our ordinary shares as of May 31, 2008, the latest practicable date, by:
•	each of our executive officers and directors;

•	each person known by us to beneficially own 5% or more of our ordinary shares; and

•	all current directors and executive officers as a group.
     As of May 31, 2008, 613,567,025 of our ordinary shares were outstanding. Except as otherwise indicated, we believe each shareholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. None of our shareholders listed below has voting rights that are different from any of our other shareholders.

	Shares beneficially
	owned(1)(2)
Name	Number of Shares	%
Directors and executive officers(3)
Yingjie Gao (4)	150,000,000	24.4%
Kunjie Zhuang (5)	51,432,000	8.4%
Rong Yu (6)	42,978,949	7.0%
Liping Mao	—	—
Cuiming Shi	—	—
Xiaohu You	—	—
Kin Kwong Mak	—	—
Tianwen Ding	—	—
Qi Wang(7)	18,845,605	3.1%
Qingchang Liu	—	—
Guanyu Huang	—	—
All current directors and executive officers as a group (11 persons)	263,256,554	42.9%

Principal shareholders
Guoren Industrial Developments Limited (8)	150,000,000	24.4%
Heng Xing Yue Investments Limited (9)	97,403,375	15.9%
Drag Investments Limited (10)	64,290,000	10.5%
Wells Fargo & Company (11)	101,178,325	16.5%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 613,567,025 ordinary shares outstanding as of May 31, 2008, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

(3)	The address of our current executive officers and directors is c/o China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.

(4)	Mr. Yingjie Gao, our chairman and chief executive officer, beneficially owns 150,000,000 ordinary shares, which are held through his wholly-owned company, Guoren Industrial Developments Limited.

(5)	Professor Kunjie Zhuang, our director and chief technology officer, beneficially owns 64,290,000 ordinary shares, which are held through his majority-owned company, Drag Investments Limited.

(6)	Ms. Rong Yu, our director, chief financial officer and principal accounting officer, beneficially owns 42,978,949 ordinary shares, which are held indirectly through Heng Xing Yue Investments Limited and through her wholly-owned company, Well Sino Enterprises Limited, which is a shareholder of Heng Xing Yue Investments Limited.

(7)	Mr. Qi Wang, our vice president, beneficially owns 18,845,605 ordinary shares, which are held indirectly through Heng Xing Yue Investments Limited.

(8)	Guoren Industrial Developments Limited is a British Virgin Islands company with its business address at 16th Floor, Zhongyin Tower Caitian North Road, Futian District, Shenzhen 518026, People’s Republic of China. Its principal business is investment holding. Guoren Industrial Developments Limited is wholly-owned by Mr. Yingjie Gao, our chairman and chief executive officer, who shares with Guoren Industrial Developments Limited both voting and dispositive power over our ordinary shares. Mr. Yingjie Gao is the sole director of Guoren Industrial Developments Limited. This share information is based upon a report on Schedule 13D filed by Guoren Industrial Developments Limited with the U.S. Securities and Exchange Commission on February 12, 2008.

(9)	Heng Xing Yue Investments Limited is a British Virgin Islands company with its business address at 16th Floor, Zhongyin Tower Caitian North Road, Futian District, Shenzhen 518026, People’s Republic of China. Its principal business is investment holding. Heng Xing Yue Investments Limited is beneficially owned by (i) Ms. Rong Yu, our director, chief financial officer and principal accounting officer (approximately 35.24%), directly and indirectly through her wholly-owned company, Well Sino Enterprises Limited, a British Virgin Islands company; (ii) Mr. Qi Wang, our vice president (approximately 19.348%); (iii) Ms. Yin Huang (approximately 35.24%), directly and indirectly through her wholly-owned company, Leakey Investments Limited, a British Virgin Islands company; (iv) Mr. Jin Wan (approximately 3.893%); and (v) Mr. Guang Shi (approximately 6.279%). Each beneficial owner of Heng Xing Yue Investments Limited has the voting rights with respect to the securities beneficially owned by him or her. This share information is based upon a report on Schedule 13G/A filed by Heng Xing Yue Investments Limited with the U.S. Securities and Exchange Commission on February 12, 2008.

(10)	Drag Investments Limited is a British Virgin Islands company with its business address at 16th Floor, Zhongyin Tower Caitian North Road, Futian District, Shenzhen 518026, People’s Republic of China. Its principal business is investment holding. Drag Investments Limited is 80%-owned by Professor Kunjie Zhuang, our director and chief technology officer, and 20%-owned by Mr. Haifan Zhuang, a son of Professor Kunjie Zhuang. Each beneficial owner of Drag Investments Limited has the voting rights with respect to the securities beneficially owned by him. This share information is based upon a report on Schedule 13G/A filed by Drag Investments Limited with the U.S. Securities and Exchange Commission on February 12, 2008.

(11)	Wells Fargo & Company is a Delaware company with its business address at 420 Montgomery Street, San Francisco, California 94163, U.S.A. This share information is based upon a report on Schedule 13G/A filed by Wells Fargo & Company with the U.S. Securities and Exchange Commission on January 17, 2008. We have no further information regarding the beneficial ownership of Wells Fargo & Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
     Please refer to Item 6. “Directors, Senior Management and Employees—Share Ownership.”
RELATED PARTY TRANSACTIONS
Share-based compensation
     Please refer to Item 6. “Directors, Senior Management and Employees—Compensation—Share Option Scheme” for a description of ordinary shares and share options we granted to our directors, officers and other individuals as a group.
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
Acquisitions of Equity Interest in Lake Communication
     On December 19, 2007, Shenzhen GrenTech entered into a sale and purchase agreement with Mr. Haifan Zhuang, the then 20% minority shareholder of Lake Communication, and acquired the remaining 20% equity interest in Lake Communication from Mr. Zhuang for a total consideration of RMB29.6 million (US$4.1 million). The consideration was settled by transfer of accounts receivable of Shenzhen GrenTech with historical book value of RMB30.0 million and carrying fair value of RMB29.6 million as of December 19, 2007, being the effective date of acquisition. As a result, we currently own 100% equity interest in Lake Communication indirectly.
Interests of Experts and Counsel
     Not Applicable.
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
     In addition, we are a holding company, and our cash flow depends on dividends from our operating subsidiaries in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC law, Shenzhen GrenTech, as a wholly foreign owned enterprise, and Shenzhen Lingxian and Quanzhou Lake Communication Co., Ltd., or Lake Communication, both as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. In addition, Shenzhen Lingxian and Lake Communication, as domestic limited liability companies, were required to transfer between 5% and 10% of their after-tax profit to the statutory public welfare reserve fund. As of January 1, 2006, however, Shenzhen Lingxian and Lake Communication are no longer subject to such public welfare reserve requirement due to the amendment of the PRC Company Law, which became effective on January 1, 2006. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its statutory welfare reserve fund. Lake Microwave, as a sino-foreign joint venture, has discretion in allocating any portion of its after-tax profits to its statutory general reserve fund, enterprise development reserve fund and employee welfare reserve fund. These reserve funds are not distributable as cash dividends. You should read “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties” for additional information on our dividend and distribution restrictions.” In addition, any dividends we pay to our shareholders may be subject to a 10% withholding income tax. For further details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.”
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
ITEM 9. THE OFFER AND LISTING
     In connection with our initial public offering, our American depositary shares, or ADSs, each representing 25 ordinary shares, have been trading on the Nasdaq Global Select Market (formerly the Nasdaq National Market) since March 29, 2006 under the symbol “GRRF.” Prior to our initial public offering, there was no public market for our equity securities. The Nasdaq Global Select Market is the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.
     As of December 31, 2007, we had a total of 614,064,000 ordinary shares issued and outstanding, which included one registered holder of American depositary receipts evidencing 14,942,560 ADSs. As of May 31, 2008, there were 613,567,025 ordinary shares issued and outstanding, which included one registered holder of American depositary receipts evidencing 14,922,861 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is Citibank, N.A.

     The high and low market prices of the ADSs on the Nasdaq Global Select Market for the periods indicated are as follows.

	Price per ADS (US$)
	High	Low
Annual
2006 (from listing date)	22.50	8.21
2007	19.00	6.89
Quarterly
First Quarter, 2006 (from listing date)	22.50	16.88
Second Quarter, 2006	18.30	10.50
Third Quarter, 2006	14.60	8.21
Fourth Quarter, 2006	19.81	10.11
First Quarter, 2007	19.00	9.06
Second Quarter, 2007	14.94	9.76
Third Quarter, 2007	14.03	6.89
Fourth Quarter, 2007	12.78	7.41
First Quarter, 2008	9.12	3.85
Second Quarter, 2008	6.20	4.37
Monthly
January 2008	9.12	6.67
February 2008	7.59	6.80
March 2008	6.96	3.85
April 2008	6.20	4.37
May 2008	6.20	4.70
June 2008	5.27	4.46
ITEM 10. ADDITIONAL INFORMATION
SHARE CAPITAL
     Not applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION
     The section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-132381) filed with the U.S. Securities and Exchange Commission is hereby incorporated by reference.
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
     The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. As a result, as of May 31, 2008, the Renminbi has appreciated approximately 14.4% against the U.S. dollar since July 2005. The PRC government in the future may make further adjustments to the exchange rate system.

TAXATION
     The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly beneficial owners of shares should consult their own tax advisers regarding the application of the considerations discussed below to their particular situations and the consequences, including U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.
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
* * * * * * * * * * * * * * * * * * * * *
Prospective purchasers are urged to consult their tax advisers about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of shares or ADSs.
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
     If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisers.
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
     Dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market.
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
     For this purpose, cash is categorized as a passive asset and our company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
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
DIVIDENDS AND PAYING AGENTS
     Not applicable.
STATEMENT BY EXPERTS
     Not applicable.

DOCUMENTS ON DISPLAY
     You can read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we have filed electronically with the SEC.
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
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS
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
     We have used the net proceeds from our initial public offering for (i) research and development on RF technology and our new product offerings, (ii) expansion of and further penetration by our sales and marketing distribution network, (iii) construction of new research and production facilities in Hi-Tech Park, Nanshan District, Shenzhen, and (iv) other general corporate purposes.
ITEM 15. CONTROLS AND PROCEDURES
Evalution of Disclosure Controls and Procedures
     As of December 31, 2007, the end of the period covered by this annual report, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective because of the material weaknesses described below under “—Management’s Report on Internal Control over Financial Reporting.”

     We performed additional analyses and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with U.S. GAAP. Accordingly, our management believes that the consolidated financial statements included in this annual report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.
     Although we have completed our assessment of internal control over financial reporting, we are in the process of appointing, but have not yet appointed, our independent registered public accounting firm to perform its audit of our internal control over financial reporting. We intend to file an amendment to this Form 20-F to include the attestation report of our independent registered public accounting firm as required by Section 404 of the Sarbanes-Oxley Act once it is completed.
Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management has completed its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007, and has concluded that our internal control over financial reporting as of December 31, 2007 was not effective. In performing our assessment of internal control over financial reporting, management is using the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.
     Our management has identified certain control deficiencies which represent material weaknesses based on the criteria described in Internal Control — Integrated Framework issued by the COSO. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified the following material weaknesses during our assessment of our internal control over financial reporting as of December 31, 2007:
•	Inadequate level of review of the basis and assumptions used for classification of trade receivables into short-term and long-term categories:

The basis and assumptions used for classification of short- and long-term trade receivables were established in accordance with our accounting policy, however, we did not review and update them on a timely basis in order to reflect the most recent repayment patterns. As a result, adjustments were recorded to reclassify receivable balances from short-term to long-term and to adjust the discounting effect of the long-term receivable balances. These adjustments are reflected in our consolidated financial statements for the year ended December 31, 2007.

•	Ineffective controls over monitoring of the level and the status of inventory pending for installation located at the sites of our customers:

We had certain amounts of inventory awaiting installation which were stored at our customers’ sites as of December 31, 2007. We have ineffective controls over monitoring the level and the status of such inventory. This material weakness also affects the controls over physical inventories and lower of cost or market valuation which are not effective. The status of certain inventory awaiting installation was not updated in a timely manner, resulting in an understatement of cost of revenues in our company’s unaudited management accounts. This material weakness led to corrective adjustments to the consolidated financial statements for the year ended December 31, 2007.

•	Inadequate level of management review of critical manual Excel spreadsheet containing trade receivable aging information:

We relied on the manual Excel spreadsheet for trade receivable ageing analysis and revenue recognition for U.S. GAAP compliance purposes. There was documentary evidence of the Excel spreadsheet being reviewed, but inaccurate entries of information to the Excel spreadsheet were identified. As a result, we had to re-assess the adequacy of provision for doubtful debts, resulting in an adjustment of allowance for doubtful debts in our consolidated financial statements for the year ended December 31, 2007.
Our management has also identified certain significant deficiencies for the internal controls over financial reporting. These significant deficiencies have been reported to our audit committee.
The foregoing material weaknesses and other control deficiencies identified by management arose mainly as a result of an insufficient number of personnel with an appropriate level of knowledge, experience and training in the application of the generally accepted accounting principles commensurate with our financial reporting requirements.
Remediation Plan
We have set up a project team, led by our internal audit manager, to implement remedial plans for the foregoing material weaknesses as follows:
•	Establish policies and procedures for classifying short- and long-term trade receivables in order to properly assess the reasonableness of the balance of trade receivables. The policies and procedures would include performance of reasonableness assessment at least annually with consideration to the receivable collection plans prepared by each representative office, payment history of customers and market forecast. At the end of each year, our finance department would utilize the current year collection data to ensure classification of trade receivables into short-term and long-term categories, with the discounting effect to be reflected accurately in the consolidated financial statements.

•	Enhance control and monitoring of inventory awaiting installation by establishing formal inventory count procedures for such inventory. Branches are also responsible for regular inventory count and the counting results should be reviewed and confirmed by the appropriate personnel of the branches, and reported to the finance department for recording and filing.

•	Establish Excel spreadsheet review procedures for ensuring adequate review of critical information shown in the Excel spreadsheet. The review personnel would include appropriate management personnel, and the financial controller’s review would also be required to monitor the risk of error. In addition, we would establish requirements for relevant documents such as a review form being maintained for documenting the review status, and maintaining review procedures for accuracy and completeness of source data, correctness and reasonableness of formula and the reconciliation between batch sums. The responsible reviewers would endorse the Excel spreadsheet as documentary evidence of their reviews.

•	Arrange training for financial and accounting personnel on a periodic basis to furnish them with adequate knowledge of U.S. GAAP and SEC rules and disclosure.
The aforementioned remedial plans and results were presented to the audit committee. The management, including the chief executive officer and chief financial officer, has approved the remedial course of action to address the material weaknesses. Such plan may also be modified or expanded if additional material weaknesses are identified by management or our independent registered public accounting firm.
Changes in Internal Control over Financial Reporting
     The discussion above under “Remediation Plan” includes descriptions of the material planned or actual changes to the company’s internal control over financial reporting in the year ended December 31, 2007 and subsequent to December 31, 2007 that materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Mr. Kin Kwong Mak qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. For Mr. Mak’s biographical information, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 16B CODE OF ETHICS
     We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, and other designated members of senior management of our company. We have filed this code of ethics as an exhibit to this annual report.
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the three years ended December 31, 2007:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
		(in millions of RMB)
2005	4.2	—	—	—
2006	2.5	—	—	—
2007	3.2	—	—	—
     Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the U.S. Securities and Exchange Commission.
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

				Total Number of	Approximate
		Average		ADSs Purchased	Dollar Value of ADSs
	Total Number of	Price	Average	as Part of Publicly	that May Yet Be
	American Depositary	Paid	Price Paid	Announced Plans	Purchased Under
Period	Shares Purchased (1)	Per ADS	Per ADS (2)	or Programs	the Programs
		US$	RMB		US$
January 1 through January 31, 2007	—	—	—	—	—
February 1 through February 28, 2007	—	—	—	—	—
March 1 through March 31, 2007	—	—	—	—	—
April 1 through April 30, 2007	—	—	—	—	—
May 1 through May 31, 2007	—	—	—	—	—
June 1 through June 30, 2007	—	—	—	—	—
July 1 through July 31, 2007	—	—	—	—	—
August 1 through August 31, 2007	—	—	—	—	—
September 1 through September 30, 2007	19,930	8.8368	66.21	19,930	7,823,883
October 1 through October 31, 2007	—	—	—	—	—
November 1 through November 30, 2007	120,281	8.4855	61.90	140,211	6,803,238
December 1 through December 31, 2007	297,229	8.1124	59.18	437,440	4,391,996

Total	437,440	8.2480	60.17	437,440

(1)	Our company’s American Depositary Share (ADS) to ordinary share ratio is one ADS for every 25 ordinary shares.

(2)	The conversion from United States dollars into Renminbi (RMB) is based on the noon buying rates adopted by our company for the reporting of our periodic results as follows:

		Exchange rate
Period	Period ended	US$ to RMB
July 1 through September 30, 2007	September 30, 2007	7.4928
October 1 through December 31, 2007	December 31, 2007	7.2946
(3)	On September 21, 2007, we announced a share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we may repurchase up to US$8.0 million worth of our issued and outstanding ADSs from time to time in open-market transactions on Nasdaq. The share repurchase program does not have an expiration date and may be modified or discontinued at anytime by our board of directors.
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18. FINANCIAL STATEMENTS
     See Index to Financial Statements for a list of all financial statements filed as part of this annual report.
ITEM 19. EXHIBITS

Exhibit
No.	Description of Exhibit
1.1	Amended and restated memorandum and articles of association of the Registrant (1)
2.1	Form of share certificate (1)
2.2	Form of deposit agreement, including form of American Depositary Receipt (2)
4.1	Contract for grant of land use right of Shenzhen Municipality
8.1	List of subsidiaries
11.1	Code of ethics (3)
12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO and CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-132385) filed with the SEC with respect to American Depositary Shares representing our ordinary shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC on May 4, 2007.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China GrenTech Corporation Limited
/s/ Rong Yu
Name:	Rong Yu
Title:	Chief Financial Officer

Date: July 15, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
China GrenTech Corporation Limited:
We have audited the accompanying consolidated balance sheets of China GrenTech Corporation Limited and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China GrenTech Corporation Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2007, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.
We have not audited China GrenTech Corporation Limited’s internal control over financial reporting as of December 31, 2007. Accordingly, we do not express an opinion or any other form of assurance on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.
/s/ KPMG
Hong Kong, China
July 14, 2008

China GrenTech Corporation Limited and subsidiaries
Consolidated Balance Sheets
as of December 31, 2006 and 2007
(RMB and US$ expressed in thousands, except share and per share data)

	Note	2006	2007	2007
		RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents		467,423	316,778	43,426
Pledged time deposits	3	238,618	259,786	35,613
Accounts receivable, net	4	747,859	925,838	126,921
Inventories	5	434,406	542,094	74,314
Prepaid expenses and other current assets		52,635	54,184	7,428
Deferred income taxes and deferred tax charges	6	7,466	9,011	1,236

Total current assets		1,948,407	2,107,691	288,938
Property, plant and equipment, net	7	161,503	225,069	30,855
Construction in progress	7	7,100	134,637	18,457
Lease prepayments, net	8	13,632	89,683	12,295
Investment securities	9	7,944	7,944	1,089
Goodwill	11	8,216	38,247	5,243
Intangible assets, net	10	75	37	5
Prepayment for fixed assets		—	4,486	615
Long-term accounts receivable	4	268,957	389,505	53,396

Total assets		2,415,834	2,997,299	410,893

Liabilities
Current liabilities
Short-term bank loans	14	336,050	456,050	62,519
Accounts payable		181,220	329,220	45,133
Bills payable		78,576	85,216	11,682
Accrued expenses and other payables	12	208,833	340,765	46,715
Income tax payable		35,760	37,830	5,186
Dividend payable		25,996	—	—

Total current liabilities		866,435	1,249,081	171,235
Long-term bank loan	15	—	150,000	20,563
Deferred income tax liabilities	6	—	5,938	814

Total liabilities		866,435	1,405,019	192,612

Commitments and contingencies	26
Minority interests		18,971	5,763	790

Shareholders’ equity
Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 625,000,000 issued as of December 31, 2006 and 2007 respectively; 625,000,000 and 614,064,000 outstanding as of December 31, 2006 and 2007 respectively	17	103	103	14
Contributed surplus		853,476	853,476	117,001
Statutory reserves		132,403	146,077	20,025
Retained earnings		544,446	613,308	84,077
Treasury stock at cost, nil share and 437,440 shares as of December 31, 2006 and 2007 respectively		—	(26,447)	(3,626)

Total shareholders’ equity		1,530,428	1,586,517	217,491

Total liabilities and shareholders’ equity		2,415,834	2,997,299	410,893

See accompanying notes to the consolidated financial statements

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Income
for the years ended December 31, 2005, 2006 and 2007
(RMB and US$ expressed in thousands, except share and per share data)

	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$

Revenues	19	716,270	832,795	979,302	134,250
Cost of revenues		(328,064)	(437,040)	(611,436)	(83,820)

Gross profit		388,206	395,755	367,866	50,430

Operating expenses:
Research and development costs		(30,616)	(47,671)	(56,525)	(7,749)
Sales and distribution expenses		(91,489)	(112,948)	(126,816)	(17,385)
General and administrative expenses		(41,057)	(55,944)	(68,498)	(9,390)

Total operating expenses		(163,162)	(216,563)	(251,839)	(34,524)

Operating income		225,044	179,192	116,027	15,906
Other income/(expense)
Interest income		3,213	19,186	22,313	3,059
Interest expense		(36,105)	(28,026)	(35,347)	(4,846)
Investment income		159	238	318	44
Foreign currency exchange gain/(loss)		5,584	(9,875)	(18,791)	(2,576)
Grant income		16,732	7,670	7,355	1,008

Total other expense		(10,417)	(10,807)	(24,152)	(3,311)

Income before income tax expense and minority interests		214,627	168,385	91,875	12,595
Income tax expense	6	(26,097)	(18,277)	(10,321)	(1,415)

Income before minority interests		188,530	150,108	81,554	11,180
Minority interests, net of tax		(7,086)	(1,267)	982	135

Net income		181,444	148,841	82,536	11,315
Dividends, accretion to redemption value and of foreign currency rate movements on mandatorily redeemable convertible preference shares	16	(2,428)	(549)	—	—

Net income available to ordinary shareholders		179,016	148,292	82,536	11,315

Net income per share available to ordinary shareholders:
— Basic	21	0.38	0.25	0.13	0.02

— Diluted	21	0.36	0.25	0.13	0.02

Weighted average number of ordinary shares:
— Basic	21	466,365,500	584,580,799	624,624,852	624,624,852

— Diluted	21	500,000,000	593,150,684	624,624,852	624,624,852

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Shareholder’s Equity
for the years ended December 31, 2005, 2006 and 2007
 (RMB and US$ expressed in thousand, except share data)

		Ordinary shares						Total
		Number of		Contributed	Statutory	Retained	Treasury	shareholders’
	Note	shares	Amount	surplus	reserves	earnings	stock	equity
			RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2005		466,365,500	77	158,534	82,970	107,209	—	348,790

Net income		—	—	—	—	181,444	—	181,444
Interest on long-term debt paid by shareholders		—	—	—	—	8,567	—	8,567
Appropriation to statutory reserves		—	—	—	34,122	(34,122)	—	—
Dividends declared on ordinary shares		—	—	—	—	(29,653)	—	(29,653)
Dividends declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	(2,139)	—	(2,139)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	(1,385)	—	(1,385)
Effect of foreign currency rate movement on mandatorily redeemable convertible preference shares		—	—	—	—	1,096	—	1,096

Balance as of December 31, 2005		466,365,500	77	158,534	117,092	231,017	—	506,720

Net income		—	—	—	—	148,841	—	148,841
Interest on long-term debt paid by shareholders		—	—	—	—	8,345	—	8,345
Appropriation to statutory reserves		—	—	—	15,311	(15,311)	—	—
Dividends declared on ordinary shares	17	—	—	—	—	(7,609)	—	(7,609)
Dividends declared on mandatorily redeemable convertible
preference shares	16	—	—	—	—	(548)	—	(548)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	(360)	—	(360)
Effect of foreign currency rate movement on mandatorily redeemable convertible preference shares		—	—	—	—	359	—	359
Issue of new shares, net of related offering costs of RMB 71,534	17	125,000,000	20	649,002	—	—	—	649,022
Conversion of mandatorily redeemable convertible preference shares	16	33,634,500	6	45,940	—	—	—	45,946
Extinguishment of obligations in respect of long-term debt and related interest payable	15	—	—	—	—	179,712	—	179,712

Balance as of December 31, 2006		625,000,000	103	853,476	132,403	544,446	—	1,530,428

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Shareholder’s Equity
for the years ended December 31, 2005, 2006 and 2007
(RMB and US$ expressed in thousand, except share data)

		Ordinary shares						Total
				Contributed	Statutory	Retained	Treasury	shareholders’
	Note	Number of shares	Amount	surplus	reserves	earnings	stock	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007		625,000,000	103	853,476	132,403	544,446	—	1,530,428
Net income		—	—	—	—	82,536	—	82,536
Share repurchased during the year		(10,936,000)					(26,447)	(26,447)
Appropriation to statutory reserves		—	—	—	13,674	(13,674)	—	—

Balance as of December 31, 2007		614,064,000	103	853,476	146,077	613,308	(26,447)	1,586,517

Balance as of December 31, 2007 —US$		614,064,000	14	117,001	20,025	84,077	(3,626)	217,491

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2005, 2006 and 2007
(RMB and US$ expressed in thousand)

	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		181,444	148,841	82,536	11,315
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Loss on disposal of property, plant and equipment		—	1,297	308	42
Depreciation of property, plant and equipment	20	16,707	22,050	29,004	3,976
Amortization of lease prepayments and intangible assets		145	330	1,216	167
Interest expense on Exchangeable Bonds		14,117	3,340	—	—
Minority interests		7,086	1,267	(982)	(135)
Allowance for doubtful accounts		1,912	2,030	16,177	2,218
Deferred income taxes and deferred tax charges		4,228	1,016	(1,545)	(212)
Foreign currency exchange (gain)/loss		(5,584)	8,428	18,791	2,576
Changes in operating assets and liabilities, net of effects of acquisition of a subsidiary:
Accounts receivable		(345,954)	(319,493)	(380,865)	(52,212)
Inventories		(73,732)	(64,270)	(104,373)	(14,308)
Prepaid expenses and other current assets		6,556	(1,360)	1,061	145
Accounts payable		21,722	6,853	142,652	19,556
Bills payable		(562)	49,509	6,640	910
Accrued expenses and other payables		54,476	19,888	66,370	9,099
Income tax payable		3,868	7,416	2,782	381
Amounts due to related parties		960	(1,920)	—	—

Net cash used in operating activities		(112,611)	(114,778)	(120,228)	(16,482)

Cash flow from investing activities
Purchase of property, plant and equipment		(40,961)	(71,639)	(193,117)	(26,474)
Purchase of land use rights		—	(9,188)	(75,890)	(10,404)
Decrease/(increase) in pledged time deposits		19,658	(162,368)	(31,359)	(4,299)
Acquisition of interests in subsidiary, net of cash acquired		—	—	5,842	801
Proceeds from sale of property, plant and equipment		403	45	87	12

Net cash used in investing activities		(20,900)	(243,150)	(294,437)	(40,364)

Cash flow from financing activities
Repurchase of treasury stocks		—	—	(26,447)	(3,626)
Net proceeds from issue of new shares		—	649,022	—	—
Principal payments of short-term bank loans		(283,850)	(342,104)	(612,050)	(83,904)
Proceeds from bank loans		279,614	517,540	882,050	120,918
(Payment for)/proceeds from collection of sold accounts receivable on behalf of financial institutions, net		(25,955)	(54,321)	58,862	8,070
Dividends paid to minority interest holders		—	—	(3,800)	(521)
Dividends paid to ordinary shareholders		(10,622)	(61,623)	(25,996)	(3,564)

Net cash (used in)/provided by financing activities		(40,813)	708,514	272,619	37,373

Effect of foreign currency exchange rate change on cash		—	(11,771)	(8,599)	(1,179)

Net (decrease)/increase in cash and cash equivalents		(174,324)	338,815	(150,645)	(20,652)
Cash and cash equivalents:
At beginning of year		302,932	128,608	467,423	64,078

At end of year		128,608	467,423	316,778	43,426

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2005, 2006 and 2007 (Continued)
(RMB and US$ expressed in thousand)

	2005	2006	2007	2007
	RMB	RMB	RMB	US$

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Income tax	18,001	9,844	8,251	1,131
Interest expense, net of interest capitalized	29,693	24,686	32,829	4,500

Significant Non-Cash Transactions:
Interest on long-term debt paid by shareholders	8,567	8,345	—	—
Extinguishment of obligations in respect of long-term debt and related interest payable	—	179,712	—	—
Conversion of mandatorily redeemable convertible preference shares into new ordinary shares	—	45,946	—	—
Acquisition on additional equity interest in subsidiary by transfer and exchange of accounts receivable	20,000	—	77,494	10,623
See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(1)	Principal Activities, Basis of Presentation and Organization

Principal Activities

China GrenTech Corporation Limited (the “Company”, formerly known as Powercom Holdings Limited) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are principally engaged in the manufacture and sale of wireless coverage products and services in the People’s Republic of China (the “PRC”). The Group derives substantially all of its revenues from China United Telecommunications Corporation and its affiliates (the “China Unicom Group”), China Mobile Communications Corporation and its affiliates (the “China Mobile Group”) and China Telecom Corporation Limited and its affiliates (the “China Telecom Group”). At December 31, 2007, the China Unicom Group and the China Mobile Group are the only two licensed wireless communication operators in the PRC (see Note 25).
Basis of Presentation and Organization

The Company was incorporated in the Cayman Islands and was established on December 3, 2003, as part of the reorganization and initial public offering (“IPO”) of Shenzhen GrenTech Company Limited (“Shenzhen GrenTech”, formerly known as Shenzhen Powercom Company Limited) and its subsidiaries (the “Reorganization”) in preparation of its initial public offering of securities. Shenzhen GrenTech was established in the PRC in July 1999 as a domestic limited liability company with registered capital of RMB 10,000,000. The registered capital was subsequently increased to RMB 112,000,000 in 2000. As of December 31, 2007, Shenzhen GrenTech’s principal subsidiaries consist of i) Shenzhen Lingxian Technology Company Limited (“Shenzhen Lingxian”), a 99% owned domestic limited liability company; ii) Quanzhou Lake Communication Company Limited (“Lake Communication”), an 100% owned domestic limited liability company and; iii) Quanzhou Lake Microwave Company Limited (“Lake Microwave”), an 80% owned domestic limited liability company; iv) Shenzhen Kaige Technology Company Limited (“Kaige”), an 100% owned domestic limited liability company; v) Shenzhen Kaixuan Technology Company Limited (“Kaixuan”), a domestic limited liability company wholly owned by Kaige. Please refer to Note 18 in respect of the acquisition of the additional 20% equity interest of Lake Communication and 100% equity interest of Kaige and Kaixuan in December 2007.

In connection with the Reorganization in December 2003, the shareholders of Shenzhen GrenTech, through a series of related transactions, including the issuance of Exchangeable Bonds to third party investors for proceeds of US$20,700,000, transferred their entire equity interests in Shenzhen GrenTech to the Company in exchange for 466,365,500 ordinary shares of the Company (see Note 17). As the Reorganization was completed for the sole purpose of establishing the legal structure of the Company in preparation for the initial public offering of securities of GrenTech, and as the shareholders’ proportionate equity interests in the Company upon consummation of the Reorganization were identical to their proportionate equity interests in Shenzhen GrenTech just prior to the consummation of the Reorganization, the accompanying consolidated financial statements have been prepared as a reorganization of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to the Company have been stated at the historical carrying amounts of Shenzhen GrenTech.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(1)	Principal Activities, Basis of Presentation and Organization (continued)

On April 4, 2006, the Company completed its initial public offering and sold 5,000,000 ADSs, representing 125,000,000 new ordinary shares, at an initial public offering price of US$18.00 per ADS. The Company received net proceeds, after deduction of the related offering costs, in the amount of RMB 649,022,000 (approximately US$83,164,000).

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s principal subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.
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

Transactions denominated in currencies other than Renminbi (“RMB”) are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB 8.28 per U.S. dollar on July 20, 2005 to RMB 8.11 per U.S. dollar on July 21, 2005. The exchange rate has continued to rise in a steady manner since the initial adjustment.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(b)	Foreign Currency Transactions (continued)

For the convenience of the readers, the 2007 RMB amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$1.00 = RMB 7.2946, being the noon buy rate for U.S. dollars in effect on December 31, 2007 in the City of New York for cable transfer in Renminbi per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2007, or at any other date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

As a result of the decline of the exchange rate of the U.S. dollar against RMB, the carrying value of the mandatorily redeemable convertible preference shares, which was denominated in U.S. dollars, was reduced by RMB 1,096,000 and RMB 359,000 (US$46,000) respectively for the year ended December 31, 2005 and the period from January 1, 2006 to April 3, 2006 (being the date of conversion into ordinary shares). The effects of the foreign currency rate movements were reflected as adjustments to shareholders’ equity in 2005 and 2006.
(c)	Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount of property, plant and equipment, fair value of intangibles acquired in a purchase business combination and in subsequent recovery assessments, valuation allowances for accounts receivable, realizable values for inventories, accrued warranty costs and revenue recognition. Changes in facts and circumstances may result in revised estimates.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, including certificates of deposit with initial terms of less than three months.

As at December 31, 2006 and 2007, the Group has foreign currency cash deposits denominated in U.S. dollars of US$50,554,000 (equivalent to RMB394,528,000) and US$26,111,000 (equivalent to RMB190,469,000), respectively. The conversion of foreign deposit to RMB is subject to the approval from State Administration of Foreign Exchange.
(e)	Accounts Receivable

Accounts receivable are stated at the historical carrying amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Allowance for doubtful accounts is charged to general and administrative expenses.

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

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads based on normal capacity. Cost of finished goods also includes cost of installation services performed on finished good products delivered and installed on customers’ sites, and such installation services are pending for inspection and acceptance by customers as of the balance sheet date.

(g)	Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment. Depreciation of property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years
Buildings	20-56
Equipment and machinery	5-10
Motor vehicles	10
Office equipment and computer software	5
                 No deprecation is provided in respect of construction in progress.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(h)	Lease Prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50-70 years.

(i)	Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets of businesses acquired. Goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

As of December 31, 2007, goodwill was attributable to i) the acquisition of additional 9% equity interest in Shenzhen Lingxian in 2005; ii) the acquisition of additional 20% equity interest in Lake Communication in 2007; iii) the acquisition of the 100% equity interest of Kaige and Kaixuan in 2007 (Note 18).

Intangible assets with estimated useful lives consist of registered patents that are amortized on a straight-line basis over the estimated useful life of 10 years.

Total amortization expense relating to intangible assets was RMB 37,000, RMB 38,000 and RMB 38,000 (US$5,000) for the years ended December 31, 2005, 2006 and 2007, respectively.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(j)	Investment securities

Investments in equity securities of privately held companies where the Company’s level of ownership is such that it cannot exercise significant influence over the investee (i.e. voting common stock ownership of less than 20%) are stated at cost, adjusted for declines in fair value that are considered other than temporary. Fair value of the investments is estimated based on market value appraisals or other valuation techniques. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes, but is not limited to, the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance, cash flows and the net assets of the investee. Any impairment is charged to earnings and a new cost basis for the investment is established.

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
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(l)	Revenue Recognition

The Company derives revenues principally from the provision and sale of wireless coverage products and services, and sale of RF parts and components. Revenue is recognized when the risk and rewards are transferred, delivery has occurred or the services have been rendered, persuasive evidence of any arrangement exists, the price to the buyer is fixed or determinable and collectibility is reasonably assured. These criteria as they apply to the provision and sale of wireless coverage products and services, and the sale of RF-based parts and components and RF-based wireless communication system products are as follows:

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

Revenue is allocated to each deliverable based on their relative fair values, such as the sales price for the deliverable when it is sold on a stand-alone basis or based on third-party pricing for a similar deliverable. Revenue attributable to the sale of the wireless coverage products element is recognized when i) the buyer has executed and signed a sales and purchase contract, which specifies the price, payment terms, and the wireless coverage products and installation services to be delivered and provided; ii) the wireless coverage products have been delivered to the buyer’s premises; iii) the risk and rewards of ownership and title of the delivered wireless coverage products have been transferred to the buyer; iv) the buyer has issued a completion certificate, which indicates the buyer’s acceptance of the functionality, specifications, and performance of the delivered wireless coverage products; and v) the Company has an enforceable legal right to receive the contractually specified amount in cash attributable to the delivered wireless coverage products and such right is not contingent upon the Company providing the remaining installation services or the buyer’s acceptance of the installation services.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(l)	Revenue Recognition (continued)

A portion of the installation service deliverable is rendered concurrently with the delivery of wireless coverage products. As the amount of the wireless coverage products and service contract consideration is not contractually due and customer acceptance is not deemed to occur until the issuance of the completion certificate. Revenue for the wireless coverage products deliverable is not recognized until the issuance of the completion certificate.

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

Pursuant to the terms of the Company’s contracts, the customers are generally required to pay i) a range of 30% to 60% of the contract sum either upon signing of the sales and purchase contract or the issuance of the completion certificate, ii) a range of 30% to 60% of the contract sum upon issuance of the preliminary inspection certificate, iii) a range of 10% to 30% of the contract sum upon the issuance of the final inspection certificate and iv) a range of zero to 10% of the contract sum upon the expiration of the warranty period. The Company has allowed its customers to pay the contract sum in installments as a standard business practice. Sales of wireless coverage products and services are made under these payment terms and, provided that the above criteria for revenue recognition are met, are recognized as revenue due to: i) the Company’s history of successfully collecting all amounts due under the original payment terms without making significant concessions on payments; and ii) the Company’s enforceable legal right to receive the contractually specified amount in cash attributable to the element of the contract that has been delivered, and the Company’s intent to enforce this right, when considered necessary.

The portion of the contract sum recognized as revenue in excess of the amounts received under the contract payment terms is recorded in accounts receivable in the accompanying consolidated balance sheets. The portion of the amounts received under the contract payment terms in excess of the revenue recognized is recorded as deferred income and included in accrued expenses and other payables in the accompanying consolidated balance sheets. Amounts due under the contract terms beyond one year are reclassified as long term accounts receivable and are discounted at discount rate generally available for discounting similar instruments with PRC banks.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
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

For most wireless coverage products and services contracts, the Company provides free repairs and replacement for defective parts for a duration of 12 months to 36 months after the issuance of final inspection certificate. The Company records a provision for estimated future costs to be incurred during the warranty period in the same period that revenue is recognized. Allowances for warranties are recorded as cost of revenues and are established on an individual basis. The estimates reflect historic trends of warranty costs adjusted for specific conditions that may arise and the number of contracts under warranty at each financial year-end.

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

Cost of revenues consists primarily of material costs, payroll compensation, installation costs, depreciation, rentals and related expenses, which are directly attributable to the production of products and rendering of services. Write-down of inventory to lower of cost or market is also recorded in cost of revenues.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
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

(o)	Advertising and Research and Development Costs

Advertising and research and development costs are expensed as incurred. Advertising costs included in sales and distribution expenses amounted to RMB 2,036,000, RMB 955,000 and RMB 35,000 (US$5,000) for the years ended December 31, 2005, 2006 and 2007, respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and maintenance expenses of research and development equipment, material costs and rental expenses for premises used for research and development.

(p)	Freight Costs

The Company records freight costs related to the transporting of the raw materials to the Company’s warehouse in cost of revenues and all other outbound freight costs in sales and distribution expenses. For the years ended December 31, 2005, 2006, and 2007, freight costs included in cost of revenues were RMB 2,546,000, RMB 2,608,000 and RMB 3,691,000 (US$506,000), respectively, and RMB 2,970,000, RMB 3,731,000, and RMB 3,790,000 (US$520,000) were included in sales and distribution expenses, respectively.

(q)	Bills Payable

Bills payable represent bills issued by financial institutions to the Company’s vendors. The Company’s vendors receive payments from the financial institutions direct upon maturity of the bills and the Company is obliged to repay the face value of the bills to the financial institutions. Interest is charged at the prevailing bank borrowing rate on the outstanding balances of the bills paid by the financial institution and is recorded as interest expense when incurred.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
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
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(u)	Share-Based Payment

A share option scheme was established on August 25, 2005 (the “2005 Options Scheme”) which allows the Company to grant options to its employees to acquire ordinary shares of the Company. The Company has adopted SFAS No. 123R “Share-Based Payment”, which requires that share based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured based on the fair value of the award at the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, if any. In March 2008, the Company granted 10,000,000 share options under the 2005 Options Scheme to the employees of the Group (see Note 28).

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

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(w)	Recently Issued Accounting Standards

SFAS No. 157, Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. Subsequently in February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 amends the scope of SFAS No. 157 and other accounting standards that address fair value measurements for purpose of lease classification or measurement under Statement 13. The FSP is effective on initial adoption of Statement 157. FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management does not expect the adoption of SFAS No. 157, FSP FAS 157-1 and FSP FAS 157-2 will have a material impact on the Group’s consolidated financial statements.

(w)	Recently Issued Accounting Standards (continued)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115.” SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. This Statement is effective for the Group in years beginning after November 15, 2007. The Group has elected not to adopt the fair value option as permitted under SFAS No. 159.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(w)	Recently Issued Accounting Standards (continued)

SFAS No. 141 (R), Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value”. SFAS No. 141(R) also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies to business combinations for which the acquisition date is on or after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment to Accounting Research Bulletin No. 51.” SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008, including prospective accounting for any noncontrolling interests that arose before the effective date. Except for the classification of minority interest as a component of equity, management does not expect the initial adoption of SFAS No. 160 will have a material impact on the Group’s consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(3)	Pledged Time Deposits

Pledged time deposits at December 31, 2006 and 2007 consist of the following:

	2006	2007	2007
	RMB’000	RMB’000	US$’000

Pledged deposits with financial institutions for security on:
— accounts receivable sold (Note (a))	32,349	51,499	7,060
— bills payable (Note (b))	50,187	62,396	8,553
— short-term bank loans (Note (b))	156,082	145,891	20,000

	238,618	259,786	35,613

a)	In its ordinary course of business, the Company entered into certain one-year agreements with independent financial institutions to sell, on an ongoing basis, accounts receivable up to a specified amount (which totalled RMB 400 million and 300 million as of December 31, 2006 and 2007 respectively). Accounts receivable are sold at a discount, which is adjusted based upon the timing of collection by the financial institutions. Under the terms of certain of these agreements, a portion of the sold receivables are subject to certain limited recourse provisions pursuant to which the Company is required to deposit ten to twenty percent of the sale proceeds into a restricted bank account as security in the event of default of payment by the paying accounts receivable customer. The cash in the restricted bank account is released to the Company upon full payment by the customer and is released on a proportionate basis to the extent that the collections fall short of the amount of accounts receivable sold. The Company did not experience any significant losses under these recourse provisions during the three-year period ended December 31, 2007. The Company surrendered control over the accounts receivable transferred to the financial institutions. Accordingly, pursuant to the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial assets and Extinguishments of Liabilities, accounts receivable of RMB 180,117,000, RMB 117,664,000 and RMB 200,440,000 (USD 27,478,000) were derecognized from the balance sheet on their respective dates of the transfer during 2005, 2006 and 2007, respectively. The Company received proceeds from the sale of the accounts receivable of RMB 169,041,000, RMB 108,998,000 and RMB 192,687,000 (US$26,415,000) respectively for the years ended December 31, 2005, 2006 and 2007, and recorded a discount on the sale of accounts receivable of RMB 11,076,000, RMB 8,666,000 and RMB 7,753,000 (US$1,063,000) respectively, which was included in interest expense for the years ended December 31, 2005, 2006 and 2007. Discount on the sale of accounts receivable is calculated based on the time when the agreement was entered into but is subject to adjustments for the actual collections of accounts receivable. These adjustments are recorded as interest expenses in the period during which occurs.

As of December 31, 2006 and 2007, accounts receivable sold to financial institutions yet to be settled by the Company’s customers amounted to RMB 143,986,000 and RMB 179,176,000 (US$24,563,000) respectively.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(3)	Pledged Time Deposits (continued)

Pursuant to the sales agreements with the financial institutions, the Company is responsible for servicing the accounts receivable sold until the expiration of the sales agreements. The service obligations primarily comprise of serving notice to customers and collecting the cash on behalf of the financial institutions and remitting the cash to the financial institutions by a specified time. No servicing obligation was recorded at the date of sale as the amount was considered to be immaterial. As of December 31, 2006 and 2007, an amount of RMB 17,761,000 and RMB 76,623,000 (US$10,504,000) respectively had been collected by the Company pending transfer to the financial institutions, and are included in accrued expenses and other payables in the accompanying consolidated balance sheets.

b)	The Company entered into several financing facilities for bills and short-term loans with banks during the years presented. Under the terms of the arrangements, cash deposits ranging from 30% to 100% of the respective financing facilities amount were pledged to the banks. The pledged deposits will be released upon the termination or expiry of these facilities.
(4)	Accounts Receivable, net

Accounts receivable at December 31, 2006 and 2007 consist of the following:

	2006	2007	2007
	RMB’000	RMB’000	US$’000

Accounts receivable net of allowances for estimated settlement discounts of RMB 14,982 and RMB 10,657 respectively as of December 31, 2006 and 2007	1,005,023	1,317,868	180,663
Less: Allowance for doubtful accounts	(6,177)	(22,354)	(3,064)

	998,846	1,295,514	177,599
Amounts due after one year, net	(268,957)	(389,505)	(53,396)

	729,889	906,009	124,203
Bills receivable	17,970	19,829	2,718

	747,859	925,838	126,921

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
     An analysis of the allowance for estimated settlement discounts for 2005, 2006 and 2007 is as follows:

	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	26,884	20,057	14,982	2,054
Reversal during the year	(6,827)	(5,075)	(4,325)	(593)

Balance at end of year	20,057	14,982	10,657	1,461

The reversal of settlement discounts was due to expiration of unutilized settlement discount offered.
Amounts due after one year, net were stated after the deduction of unearned interest of RMB 15,307,000 and RMB 28,384,000 (US$3,891,000) respectively as of December 31, 2006 and 2007.
Pursuant to the terms of the Company’s contracts to provide wireless coverage products and services (Note 2 (l)), amounts due beyond one-year are reclassified as long-term accounts receivable in the accompanying consolidated balance sheets, being discounted at the applicable discount rate at the time of sale. For the years ended December 31, 2006 and 2007, the weighted average discount rates were 5.58% and 6.82% per annum respectively.
An analysis of the allowance for doubtful accounts for 2005, 2006 and 2007 is as follows:

	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	2,235	4,147	6,177	846
Charged to statements of income	1,912	2,030	16,177	2,218

Balance at end of year	4,147	6,177	22,354	3,064

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
5)	Inventories

Inventories at December 31, 2006 and 2007 consist of the following:

	2006	2007	2007
	RMB’000	RMB’000	US$’000

Raw materials	65,395	137,722	18,880
Work-in-progress	5,135	14,014	1,921
Finished goods	363,876	390,358	53,513

	434,406	542,094	74,314

Included in finished goods are wireless coverage products delivered to customers’ sites which have not been accepted by the customers through the issuance of the completion certificates. Also included in finished goods are deferred installation costs related to wireless coverage products delivered and installed for which the related completion and/or inspection certificates have not been issued at the respective year end dates. The deferred installation costs are charged to cost of revenues in the same period that the revenues attributable to the installation service are recognized. As at December 31, 2006 and 2007, deferred installation costs amounted to RMB 47,210,000 and RMB 43,334,000 (US$5,941,000) respectively.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(6)	Income Tax Expense

Cayman Islands Tax

Under the current Cayman Islands laws, the Company is not subject to tax on income or capital gains.

PRC Tax

Subsidiaries established in the Shenzhen Special Economic Zone of the PRC, namely Shenzhen GrenTech, Shenzhen Lingxian, Kaige and Kaixuan were subject to the preferential income tax rate of 15%.

Pursuant to the applicable Income Tax Law of the PRC, Shenzhen GrenTech is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter, a 50 percent relief from income tax for the following three years (the “tax holiday”). The local tax bureau initially determined the year 2000 was the first profit-making year of Shenzhen GrenTech and therefore, Shenzhen GrenTech was exempted from income tax in 2000 and 2001, and income tax for 2002 was provided for at a reduced rate of 7.5%. Subsequent to the initial determination, the PRC tax authorities reversed the initial determination in 2004 and concluded that the first profit-making year of Shenzhen GrenTech should have been 2001. Consequently, Shenzhen GrenTech became fully exempted for PRC income for 2001 and 2002 and subject to PRC income PRC income tax at the rate of 7.5% for 2003, 2004 and 2005. Shenzhen GrenTech applied for and was granted on December 13, 2005, an extension of its 50 percent relief from income tax for an additional three-year period commencing from January 1, 2006. Consequently, Shenzhen GrenTech was subject to reduced tax rate of 7.5% in 2006, and 2007.

Shenzhen Lingxian was entitled to full exemption from income tax for two years starting from the first profit-making year and a 50% reduction in the next three years as approved by the tax authorities. As the first profit-making year of Shenzhen Lingxian was 2002, Shenzhen Lingxian was fully exempted for PRC income tax for 2002 and 2003 and subject to PRC income at the rate of 7.5% for 2004, 2005 and 2006. Shenzhen Lingxian applied for and was granted on June 28, 2007 an extension of its 50 percent relief from income tax for an additional three-year period commencing from January 1, 2007. Consequently, Shenzhen Lingxian was subject to reduced tax rate of 7.5% in 2007.

Lake Microwave was a foreign investment enterprise (“FIE”) established in a coastal open economic area and was subject to income tax at a rate of 27%. Lake Communication was subject to standard income tax rate of 33%.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”) which took effect on January 1, 2008. Further, on December 6, 2007, the State Council released the Implementation Rules to the Corporate Income Tax Law (“the implementation rules”). According to the new tax law, from January 1, 2008 the applicable corporate income tax rates for enterprises in the PRC will be reduced from 33% to 25%.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)

Under the new tax law being effective from January 1, 2008 and in accordance with “Notification of the State Council on Carrying out the Transitional Preferential Policies concerning Enterprise Income Tax” (Guo Fa [2007] No.39) issued by the State Council on December 26, 2007, an entity established before March 16, 2007 that was entitled to preferential tax treatment prior to the new tax law will be subject to a transitional tax rate beginning in period 2008 (“Transitional Tax Rate”) before the new corporate income tax rate of 25% applies. The Transitional Tax Rate is 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards respectively. The Transitional Tax Rate applies to Shenzhen GrenTech, Shenzhen Lingxian, Kaige and Kaixuan effective from January 1, 2008. The tax relief extension (50% reduction of applicable tax rate) for Shenzhen GrenTech and Shenzhen Lingxian will not be grandfathered under the new tax law.

The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable. The deferred tax assets and liabilities of Shenzhen GrenTech, Shenzhen Lingxian, Kaige and Kaixuan are measured using enacted tax rates expected to apply to taxable income, based on the Transitional Tax Rate, in the years in which those temporary differences are expected to be recovered or settled.

Lake Communication and Lake Microwave would be subject to the enterprise income tax rate of 25% commencing from January 1, 2008. The deferred tax assets and liabilities of Lake Communication and Lake Microwave are measured using the new tax rate of 25%.

Substantially, all the income and income tax expense derived by the Company is domestic in nature.

Income tax expense consists of:

PRC Income tax	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2005	21,869	4,228	26,097

Year ended December 31, 2006	17,261	1,016	18,277

Year ended December 31, 2007	11,866	(1,545)	10,321

Year ended December 31, 2007 (US$)	1,627	(212)	1,415

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiaries) for the years ended December 31, 2005, 2006 and 2007 for the following reasons:

	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Income before income tax expense	214,627	168,385	91,875	12,595

Computed “expected” tax expense	32,194	25,258	13,781	1,889
Non-deductible entertainment expenses	4,072	4,756	4,405	604
Other non-deductible expenses	284	705	885	121
Non-taxable income	(1,317)	(36)	(48)	(7)
Tax rate differential of other subsidiaries	7,241	331	2,385	327
Tax holiday	(16,377)	(13,602)	(11,048)	(1,514)
Deferred tax valuation allowance	—	865	4,526	621
Effect on changes in tax rate on deferred tax assets	—	—	(4,565)	(626)

Actual income tax expense	26,097	18,277	10,321	1,415

If the Company’s subsidiaries were not in the tax holiday periods, the income tax expense would be increased by RMB 16,377,000, RMB 13,602,000 and RMB 11,048,000 (US$1,515,000) for the years ended December 31, 2005, 2006 and 2007 respectively and the net income per share available to ordinary shareholders for such periods would be decreased as follows:

	2005	2006	2007	2007
	RMB	RMB	RMB	US$

Decrease in net income per share available to ordinary shareholders:
— Basic	0.04	0.02	0.02	0.002

— Diluted	0.03	0.02	0.02	0.002

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)

As of December 31, 2007, the Group has unused tax losses of RMB12,204,000 (US$1,674,000). The tax losses will expire as follows if unutilized:

	RMB’000	US$’000

2008	—	—
2009	—	—
2010	573	79
2011	1,412	194
2012	10,219	1,401

	12,204	1,674

An analysis of the valuation allowance for 2005, 2006, and 2007 is as follows:

	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Balance at the beginning of year	—	—	865	119
Charge to statement of income	—	865	4,526	620
Charge in tax rate	—	—	(210)	(29)

Balance at the end of year	—	865	5,181	710

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 are effective for the Group from January 1, 2007. Effective January 1, 2007, the Group adopted the provision of FIN 48. As of the date of the adoption of FIN 48, the Group has no material unrecognised tax benefit which would favourably affect the effective income tax rate in future periods and do not believe there will be any significant increases or decreases within the next twelve months. The Group has elected to classify interest and penalties related to unrecognised tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations. No interest or penalties have been accrued at the date of adoption. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years from the calendar years 2005 to 2007 for the Group’s PRC subsidiaries if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years from the calendar years 2003 to 2007 under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is ten years for the PRC subsidiaries from the calendar years 1998 to 2007. There is no statute of limitation in the case of tax evasion. As at December 31, 2007, there were no outstanding tax investigations undertaken by the tax authorities.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)

Under the new tax law, a withholding tax may be applied on the gross amount of dividends received by the Company after January 1, 2008. The implementation rules provides for the withholding tax rate to be at 10%. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation of the PRC jointly issued the Ministry of Finance and the State Administration’s Notice on Certain Preferential Corporate Income Tax Policies, Caishui [2008] No.1, which provides that the distributions of earnings attributable to periods prior to December 31, 2007 are exempted from withholding tax and the Company intends to reinvest in the subsidiaries in the PRC indefinitely. As a result, no deferred tax liability has been recognized.

As of January 1, 2007 and for the twelve-month ended December 31, 2007, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as a component of income tax expense in the consolidated statements of income.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset/liabilities as of December 31, 2006 and 2007 are presented below:

	2006	2007	2007
	RMB’000	RMB’000	US$’000

Deferred tax assets
Account receivables	1,762	7,971	1,094
Accrual	923	2,256	309
Tax losses	865	2,780	381

	3,550	13,007	1,784

Less: valuation allowance	(865)	(5,181)	(710)

	2,685	7,826	1,074

Deferred tax charged on unrealized profits on inter-company sales	4,781	1,185	162

Total deferred tax assets and deferred tax charged	7,466	9,011	1,236

Deferred tax liabilities

Property, plant and equipment	—	(5,604)	(768)
Lease prepayments	—	(334)	(46)

Total deferred tax liabilities	—	(5,938)	(814)

Net deferred tax assets	7,466	3,073	422

The net change in the total valuation allowance for the year ended December 31, 2007 was an increase of RMB 4,316,000 valuation allowance was established to substantially provide for deferred tax assets in respect of net operating losses and allowance for doubtful accounts recorded by the group’s subsidiaries. The Company believes it is more likely than not, that such amounts will not be recoverable, having considered the expected future taxable profits of the subsidiaries and restrictions on carrying forward tax losses under PRC tax laws.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes that the deferred tax asset as of December 31, 2006 and 2007 is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Deferred tax liabilities as at December 31, 2007 were the tax effect of the temporary differences related to the fair value adjustments resulted from the acquisition of Kaige and Lake Communication in 2007.

None of the goodwill recognized by the Group is deductible for tax purpose.
(7)	Property, Plant and Equipment, net and Construction in Progress

Property, plant and equipment consist of the following:

	2006	2007	2007
	RMB’000	RMB’000	US$’000

Buildings	9,686	35,327	4,843
Equipment and machinery	185,284	215,157	29,495
Motor vehicles	20,522	27,611	3,785
Office equipment and computer software	9,763	34,652	4,751

	225,255	312,747	42,874
Accumulated depreciation	(63,752)	(87,678)	(12,019)

	161,503	225,069	30,855
Construction in progress	7,100	134,637	18,457

	168,603	359,706	49,312

Interest capitalized for the years ended December 31, 2005, 2006 and 2007 were RMB nil, RMBnil and RMB4,802,000 (US$658,000 ) respectively.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(8)	Lease Prepayments, net

	2006	2007	2007
	RMB’000	RMB’000	US$’000

Prepaid land use rights	14,609	91,838	12,590
Accumulated amortization	(977)	(2,155)	(295)

	13,632	89,683	12,295

In 2007, the Group paid RMB 75,890,000 for land use rights for a piece of land located in Shenzhen High-Tech Industry Park (“SHTIP”), for the purpose of the construction of the Group’s new head quarter.
As of December 31, 2006 and 2007, the prepaid land use rights were pledged to a bank as collateral for a long-term bank loan of RMBnil and RMB 150,000,000 (US$20,563,000), respectively (note 15).
Amortization expense for the years ended December 31, 2005, 2006 and 2007 were RMB 108,000, RMB 292,000 and RMB 1,178,000 (US$162,000) respectively.
(9)	Investment Securities

Investment securities at December 31, 2006 and 2007 represented a 4.67% and 1.13% equity interest respectively in Quanzhou Bank, a privately held bank in the PRC. Such investment was not marketable, and therefore accounted for using the cost method.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(10)	Intangible Assets, net

	2006	2007	2007
	RMB’000	RMB’000	US$’000

Patent	375	375	51
Accumulated amortization	(300)	(338)	(46)

	75	37	5

Amortization expense for the years ended December 31, 2005, 2006 and 2007 were RMB 37,000, RMB 38,000 and RMB 38,000 (US$5,209) respectively.

The estimated amortization expense of intangible assets for the next five years is as follows:

	RMB’000	US$’000

2008	37	5
2009	—	—
2010	—	—
2011	—	—
2012	—	—

	37	5

(11)	Goodwill

On March 28, 2005, the Company entered into a sale and purchase agreement with Ms Zhang Xiu Jun, the then 10% minority shareholder of Shenzhen Lingxian, whereby Ms Zhang sold her 9% equity interest in Shenzhen Lingxian to Shenzhen GrenTech for RMB 20,000,000. The purchase price was determined taking into consideration the estimated fair value of 9% equity interest of Shenzhen Lingxian as of March 28, 2005, and was settled by the transfer of the accounts receivable of Shenzhen GrenTech with carrying value of RMB 20,000,000 as at that date. Consequently, the Group recorded a goodwill of RMB 8,216,000 from the acquisition. This acquisition was not considered to be material to the Company’s financial position or results of operations for the periods presented.

In December 2007, the Group acquired additional 20% equity interest of Lake Communication and 100% equity interest of Kaige (see Note 18). As a result, the Group recorded goodwill of RMB 10,658,000 (US$1,461,000) and RMB 19,373,000 (US$2,656,000), respectively. The acquisitions took place during 2007 in aggregate were not considered to be material to the Company’s financial position or results of operations for the periods presented.

All goodwill recognized are not deductible for tax purposes.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(12)	Accrued Expenses and Other Payables

Accrued expenses and other payables at December 31, 2006 and 2007 consist of the following:

	2006	2007	2007
	RMB’000	RMB’000	US$’000

Amounts collected on sold accounts receivable on behalf of financial institutions (Note 3)	17,761	76,623	10,504
Allowance for product warranties (Note 13)	12,308	12,328	1,690
Accruals for salaries and welfare	9,872	10,469	1,435
Deferred income	47,803	88,764	12,168
Value-Added Tax (“VAT”) payable	91,747	97,484	13,364
Business and other taxes payable	9,820	20,182	2,767
Reimbursement payment to staff	2,680	6,938	951
Consideration payable for acquisition of Kaige	—	10,000	1,371
Others	16,842	17,977	2,465

	208,833	340,765	46,715

(13)	Allowance for Product Warranties

An analysis of the allowance for product warranties for 2005, 2006 and 2007 is as follows:

	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	11,981	11,794	12,308	1,687
Amount charged to expense	9,281	8,240	10,483	1,437
Amount utilized	(9,468)	(7,726)	(10,463)	(1,434)

Balance at end of year	11,794	12,308	12,328	1,690

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(14)	Short-Term Bank Loans

Short-term bank loans outstanding, which are all denominated in Renminbi, are as follows:

	2006	2007	2007
	RMB’000	RMB’000	US$’000

— Unsecured	176,050	296,050	40,585
— Secured	160,000	160,000	21,934

	336,050	456,050	62,519

During the years ended December 31, 2006 and 2007, the Company entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2006 and 2007 were 5.58 % and 6.27% per annum, respectively.

The Company had available undrawn committed bank loan facilities and bills financing facilities amounting to RMB 16,600,000 (US$2,276,000) and RMB 50,560,000 (US$6,931,000) respectively as of December 31, 2007. In addition, the Company had available committed receivable selling facilities of RMB 42,510,000 (US$5,828,000) as of December 31, 2007. Of the unutilized bill financing facilities and receivable selling facilities, the Company will be required to pledge with the banks a time deposit equal to 30% and 20% respectively of the amount to be utilised.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(14)	Short-Term Bank Loans (continued)

One of the short term loan agreements required the Group to maintain certain financial ratios and minimum amounts of consolidated net worth. The Group was in compliance with these covenants as of December 31, 2006 and 2007.

(15)	Long-Term Bank Loan

On May 22, 2007, Shenzhen GrenTech entered into a long term loan agreement with China Construction Bank (“CCB”), amounting to RMB 150,000,000. The loan is scheduled to be repaid by four equal annual instalments of RMB 20,000,000, commencing on May 22, 2009 and a balloon payment of RMB 70,000,000 on May 21, 2013. Interest is paid to CCB on a monthly basis. The loan is secured by the land use rights acquired by the Group for the construction of the new head quarters in SHHTIP (Note 8).

The loan bears an interest rate of the annual benchmark borrowing rate assigned by the People’s Bank of China with 5% discount. The benchmark borrowing rate assigned by the People’s Bank of China as of December 31, 2007 was 7.81%.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(16)	Mandatorily Redeemable Convertible Preference Shares

On December 30, 2003, the Company received RMB 43,565,000 (US$5,300,000) from three investors — Actis China, SCPEL and JATF, in exchange for 33,634,500 mandatorily redeemable convertible preference shares. The holders of the preference shares were entitled to a fixed cumulative preference dividend of 5% per annum based on the face value of the preference shares and a special dividend as when the total dividend declared and payable to the ordinary shareholders exceeds a certain amount. In addition, upon redemption, the Company was required to pay the subscription price plus an 8% per annum compounded return less any preference dividends accrued, declared or paid up to the date of redemption. Cumulative preference dividends and accretion to redemption value were reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statements of income. In 2005 and April 2006, the directors declared a preference share dividend of RMB 0.064 and RMB 0.016 per share, respectively, totalling RMB 2,139,000 and RMB 548,000 to the holders of preference shares, respectively. In addition, accretion to redemption value of RMB 1,385,000 and RMB 360,000 (US$46,000), being the difference between the 8% yield on the mandatorily redeemable convertible preference shares upon redemption and the actual dividend declared of 5%, was accrued and charged to consolidated statements of income for the years ended December 31, 2005 and 2006 respectively.

In connection with the IPO and pursuant to a board resolution of the Company dated April 3, 2006, the mandatorily redeemable convertible preference shares were converted fully into 33,634,500 new ordinary shares of the Company in April 2006.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
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

On August 25, 2005, the Company declared a five-hundred-for-one share split of the Company’s shares. The share split was effected in the form of subdividing each of the Company’s issued and unissued ordinary shares and mandatorily redeemable convertible preference shares into 500 ordinary shares and 500 redeemable convertible preference shares, respectively. The par value of the ordinary shares was adjusted from US$0.01 per share to US$0.00002 per share. All references in the accompanying consolidated financial statements and notes to the number of shares, per share amounts and par value data of the Company’s ordinary and mandatorily redeemable convertible preference shares have been restated to reflect the effect of the share split for all periods presented.

On April 3, 2006, the directors declared dividends totalling RMB 7,609,000 to the holders of the Company’s ordinary shares in issue as of that date.

In connection with the IPO, 125,000,000 new ordinary shares of the Company were issued to public shareholders in April 2006 (Note 1).

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(18)	Acquisitions

(a)	Acquisition of the entire equity interest of Kaige and its wholly owned subsidiary, Kaixuan

On December 19, 2007, Shenzhen GrenTech entered into a sale and purchase agreement with an independent third party, Huaming Investment Holdings Limited Company Limited (“Huamning”), whereby Huaming agreed to transfer 100% equity interest in Kaige and its wholly owned subsidiary, Kaixuan to Shenzhen GrenTech for a consideration of RMB 57,866,000 (US$7,933,000). The consideration was settled by RMB 10,000,000 cash and the transfer of the accounts receivable of Shenzhen GrenTech with carrying value of RMB 47,866,000 as at December 25, 2007, being effective date of acquisition. With the acquisition of Kaige and Kaixuan, the Group is able to carry out installation services for wireless equipments on its own. The goodwill recognized is attributable to the higher efficiency and potential cost savings achieved through the vertical integration from the production to the installation service of wireless products.

The Company has accounted for the above acquisition under the purchase method. The results of operations of Kaige and Kaixuan are consolidated and included in the financial statements of the Company from December 25, 2007.

(b)	Acquisition of the additional 20% equity interest of Lake Communication

On December 19, 2007, Shenzhen GrenTech entered into a sale and purchase agreement with Mr. Zhuang Haifan, the then 20% minority shareholder of Lake Communication, whereby Mr. Zhuang Haifan sold his 20% equity interest in Lake Communication to Shenzhen GrenTech for a consideration RMB 29,628,000 (US$4,062,000). The consideration would be settled by the transfer of the account receivable of Shenzhen GrenTech with carrying value of RMB 29,628,000 as at December 19, 2007, being the effective date of acquisition. Mr. Zhuang Haifan is the son of Mr. Zhuang Kunjie, who is a director and the Chief Technology Officer of China GrenTech at the date of the acquisition.

The Company has accounted for the above acquisition of the additional equity interest under the purchase method. As a result of the acquisition of additional 20% equity interest, the Company has become a wholly owned subsidiary of Shenzhen GrenTech.

The Company considers the above acquisitions in aggregate were not material to the Company’s financial position or results of operations for the periods presented.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(19)	Revenues

The Company derives revenues from the provision of wireless coverage products and services, which consist of the sale of wireless coverage equipment and the rendering of related installation services, as well as sales of RF parts and components and RF-based wireless access products. The components of revenues are as follows:

	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Sale of wireless coverage products	614,503	679,606	575,335	78,871
Installation services of wireless coverage products	69,338	108,867	223,461	30,633
RF parts and components	22,068	32,027	173,545	23,791
Other products	3,534	7,220	2,636	362

	709,443	827,720	974,977	133,657

Write back of settlement discounts	6,827	5,075	4,325	593

	716,270	832,795	979,302	134,250

(20)	Depreciation

Depreciation of property, plant and equipment is included in the following:

	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenues	10,824	14,366	18,951	2,598
Research and development costs	1,931	2,504	3,834	525
Sales and distribution expenses	1,760	2,104	3,361	461
General and administrative expenses	2,192	3,076	2,858	392

	16,707	22,050	29,004	3,976

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(21)	Net Income available to Ordinary Shareholders

	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Net income available to ordinary shareholders	179,016	148,292	82,536	11,315
Denominator for basic net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	466,365,500	584,580,799	624,624,852	624,624,852

Basic net income per share available to ordinary shareholders	0.38	0.25	0.13	0.02

Net income available to ordinary shareholders	179,016	148,292	82,536	11,315
Dividend, accretion to redemption value and foreign exchange currency rate movements on mandatorily redeemable convertible preference shares	2,428	549	—	—

Diluted net income available to ordinary shareholders	181,444	148,841	82,536	11,315
Denominator for diluted net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	466,365,500	584,580,799	624,624,852	624,624,852
Weighted average number of mandatorily redeemable convertible preference shares	33,634,500	8,569,885	—	—

	500,000,000	593,150,684	624,624,852	624,624,852

Diluted net income per share available to ordinary shareholders	0.36	0.25	0.13	0.02

Basic and diluted net income per share available to ordinary shareholders for the year ended December 31, 2005 has been calculated as if 466,365,500 ordinary shares had been issued and outstanding throughout for such period. There was no dilutive ordinary share outstanding throughout the year ended December 31, 2007.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(22)	Related Party Transactions

The principal related party transactions during the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Acquisition of additional 20% equity share of Lake Communication (Note 18)	—	—	30,000	4,113

Payment for rental (Note (a))	960	960	—	—

Notes:

(a)	Shenzhen GrenTech has leased and occupied certain premises in an office building of floor area of approximately 1,433.35 square metres owned by Shenzhen Fang Sheng. Certain directors of the Company are also directors of Shenzhen Fang Sheng and such relationship is ceased on August 16, 2006. The lease which expired on December 31, 2005, was subsequently renewed until December 31, 2006. On December 13, 2006, Shenzhen Fang had been merged with Kaige and renewed the rental agreement until December 31, 2007. A rental of RMB 960,000, RMB 960,000 and nil which was determined with reference to the market rental, was charged to expenses for 2005, 2006, and that of 2007, respectively.
As at December 31, 2005, the Company had a balance due to Shenzhen Fang Sheng of RMB 1,920,000 in respect of the rental, which was fully settled during 2006.

(23)	Pension and Other Post Retirement Benefits

Pursuant to the relevant PRC regulations, the Company is required to make contributions at a rate 8% to 9% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Company’s employees in the PRC. The total amount of contributions of RMB 7,889,000, RMB 10,970,000 and RMB 11,982,000 (US$1,643,000) for the years ended December 31, 2005, 2006 and 2007 respectively, was charged to expense in the accompanying consolidated statements of income. The Company has no other obligation to make payments in respect of retirement benefits of the employees.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(24)	Fair Value of Financial Instruments

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

Long term accounts receivables as of December 31, 2006 and 2007 were recorded in the accompanying consolidated balance sheet at their net present value based on a discount rate of 5.58% and 6.82% per annum respectively, which approximated the discount rate generally available for discounting similar instruments with PRC banks. The carrying amount of long term accounts receivable approximate their fair value.

The carrying amount of long-term debt approximates their fair value based on the borrowing rates currently available for debt securities with similar terms and average maturities.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(25)	Business and Credit Concentrations

Substantially all of the Company’s customers are located in the PRC. The following are customers that individually comprise 10% or more of gross revenue for the years ended December 31, 2005, 2006 and 2007:

	2005		2006		2007		2007
	RMB’000%		RMB’000%		RMB’000%		US$’000

China Unicom Group	322,896	45	298,693	36	377,785	39	51,790
China Mobile Group	241,575	34	277,098	33	317,735	32	43,558
China Telecom Group	69,490	10	89,169	11	49,636	5	6,804
ZTE Kangxu	2,444	—	10,412	1	123,076	13	16,872
At December 31, 2005, 2006 and 2007, approximately 89%, 81% and 89% of gross accounts receivable, respectively, were due from these customers. As a result, a termination in relationship in or a reduction in orders from any one of these customers would have a material impact on the Group’s results of operations and financial condition. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.
The gross accounts receivable due from major customers, China Unicom Group, China Mobile Group and China Telecom Group and ZTE Kangxu at December 31, 2006 and 2007, were as follows:

	2006	2007	2007
	RMB’000	RMB’000	US$’000

China Unicom Group
— Current portion	305,813	345,538	47,369
— Long-term portion	100,162	182,969	25,083

	405,975	528,507	72,452

China Mobile Group
— Current portion	223,374	229,328	31,438
— Long-term portion	80,010	149,714	20,524

	303,384	379,042	51,962

China Telecom Group
— Current portion	70,158	87,297	11,967
— Long-term portion	28,853	29,059	3,984

	99,011	116,356	15,951

ZTE Kangxu
— Current portion	12,342	102,136	14,002
— Long-term portion	—	—	—

	12,342	102,136	14,002

	820,712	1,126,041	154,367

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(26)	Commitments and Contingencies
(i)	Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2007 are as follows:

	RMB’000	US$’000

2008	8,716	1,195
2009	761	104
2010	95	13
2011	52	7
2012	30	4

	9,654	1,323

For the years ended December 31, 2005, 2006 and 2007, total rental expenses for non-cancellable and cancellable operating leases were RMB 13,361,000, RMB 16,385,000 and RMB 18,910,000 (US$2,592,000) respectively.

(ii)	Capital commitments

Capital commitments for future purchase of property, plant and equipment as of December 31, 2007 was RMB 84,216,000 (US$11,552,000).

(iii)	Contingencies

In the ordinary course of its business, the Company provides customers with one to three years of warranty protection, under which the Company agrees to repair or replace defective installed wireless coverage products at no additional cost to the customers. The contracts generally do not contain disclaimers or limitations on product liabilities for special, consequential and incidental damages, nor does the Company typically cap the amounts the customers may recover for damages. In addition, the Company does not currently maintain any insurance for product liability or warranty claims. The failure of the Company’s installed wireless coverage products to operate properly and the potential damage from malfunction of the Company’s products could give rise to substantial liabilities under the warranties and otherwise.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(27)	China GrenTech Corporation Limited (Parent Company)

In accordance with the relevant PRC regulations, the Company’s subsidiaries may pay dividends only out of their accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, the Company’s subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2007, the statutory general reserve already reached 50% of the registered capital of certain subsidiaries of the Company and no additional transfer is required.

Furthermore, certain subsidiaries were previously required to allocate 5% to 10% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund, which was restricted to be used for capital expenditures for staff welfare facilities owned by the Company. In accordance with the new regulations which became effective January 1, 2006, appropriation to the statutory public welfare fund is no longer required and the balance of the statutory public welfare fund of RMB 40,986,000 had been transferred to the statutory general reserve on January 1, 2006.

As of December 31, 2006 and 2007, an amount of RMB 132,403,000 and RMB 146,077,000 (US$20,025,000) were appropriated from retained earnings and set aside for statutory general reserves respectively by the Company’s subsidiaries.

As of December 31, 2006 and 2007, the amount of restricted net assets of the Company’s subsidiaries, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 9% and 9% respectively of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005, 2006 and 2007
(expressed in RMB and US$)
(28)	Subsequent event

Granting of share options under the 2005 Options Scheme.

On March 14, 2008, the Company granted 10,000,000 share options (ordinary share) under the 2005 Options Scheme to the employees of the Group at an exercise price of US$5.31 per ADS share. Each ADS share represents 25 ordinary shares of the Company. These share options vest over a 2 years period from the grant date of May 14, 2008 and have terms of 5 years from the date of grant.