Form 20-F/A
period 2007-12-31
China GrenTech CORP LTD
filed 2008-10-28
CIK 1347510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1
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
Yes ☐    No ☑

EXPLANATORY NOTE
     This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2008 (“Original Report”), is being filed solely to (i) clarify and revise the disclosures under the headings, “Management’s Report on Internal Controls over Financial Reporting” and “Remediation Plan” in Item 15 — Controls and Procedures; (ii) include a revised Report of Independent Registered Public Accounting Firm; and (iii) include an Attestation Report of Independent Registered Public Accounting Firm Regarding Internal Control Over Financial Reporting.
     We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. Other than the foregoing items, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 1 continues to speak as of July 15, 2008, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1.

PART II		1
ITEM 15.	CONTROLS AND PROCEDURES	1
PART III		3
ITEM 19.	EXHIBITS	3
SIGNATURE
EX-12.1
EX-12.2
EX-13.1
EX-99.1
EX-99.2

PART II
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     As of December 31, 2007, the end of the period covered by this annual report, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective because of the material weaknesses described below under “—Management’s Report on Internal Control over Financial Reporting.”
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
     Our management has identified certain control deficiencies which represent material weaknesses based on the criteria described in Internal Control — Integrated Framework issued by the COSO. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified the following four material weaknesses during our assessment of our internal control over financial reporting as of December 31, 2007:
•	Inadequate level of review of the basis and assumptions used for classification of trade receivables into short-term and long-term categories

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

•	Ineffective controls over monitoring of the level and the status of inventory pending for installation located at the sites of our customers

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

•	Inadequate level of management review of critical manual Excel spreadsheet containing trade receivable aging information

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

•	Insufficient knowledge, experience and training of our accounting personnel in the application of the generally accepted accounting principles

The foregoing material weaknesses and other control deficiencies identified by management arose mainly as a result of an insufficient knowledge, experience and training of our accounting personnel in the application of the generally accepted accounting principles commensurate with our financial reporting requirements.
     Our management has also identified certain significant deficiencies for the internal controls over financial reporting. These significant deficiencies have been reported to our audit committee.
Remediation Plan
     We have set up a project team, led by our internal audit manager, to implement remedial plans for the foregoing material weaknesses as follows:
•	Establish policies and procedures for classifying short- and long-term trade receivables in order to properly assess the reasonableness of the balance of trade receivables. The policies and procedures would include performance of reasonableness assessment at least annually with consideration to the receivable collection plans prepared by each representative office, payment history of customers and market forecast. At the end of each year, our finance department would utilize the current year collection data to ensure classification of trade receivables into short-term and long-term categories, with the discounting effect to be reflected accurately in the consolidated financial statements.

•	Enhance control and monitoring of inventory awaiting installation by establishing formal inventory count procedures for such inventory. Branches are also responsible for regular inventory count and the counting results should be reviewed and confirmed by the appropriate personnel of the branches, and reported to the finance department for recording and filing.

•	Establish Excel spreadsheet review procedures for ensuring adequate review of critical information shown in the Excel spreadsheet. The review personnel would include appropriate management personnel, and the financial controller’s review would also be required to monitor the risk of error. In addition, we would establish requirements for relevant documents such as a review form being maintained for documenting the review status, and maintaining review procedures for accuracy and completeness of source data, correctness and reasonableness of formula and the reconciliation between batch sums. The responsible reviewers would endorse the Excel spreadsheet as documentary evidence of their reviews.

•	Engage qualified entities to arrange training for financial and accounting personnel on a periodic basis to furnish them with adequate knowledge of U.S. GAAP and SEC rules and related disclosure requirements.

•	Recruit accounting personnel familiar with U.S. GAAP and SEC rules and related disclosure requirements, and ideally a member of American Institute of Certified Public Accountants, who will be responsible for the review and compilation of the consolidated financial statements in accordance with U.S. GAAP and SEC rules and related disclosure and reporting requirements.
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

PART III
ITEM 19. EXHIBITS

Exhibit
No.	Description of Exhibit
12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO and CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Report of Independent Registered Public Accounting Firm
99.2	Attestation Report of Independent Registered Public Accounting Firm Regarding Internal Control Over Financial Reporting

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China GrenTech Corporation Limited

/s/ Rong Yu
	Name:	Rong Yu
	Title:	Chief Financial Officer

Date: October 28, 2008

4