Form 20-F
period 2008-12-31
China GrenTech CORP LTD
filed 2009-06-30
CIK 1347510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
As of December 31, 2008, 601,978,775 ordinary shares, par value US$0.00002 per share.
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
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
Statements in this Form 20-F that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “estimate,” “project,” “intend,” “expect,” “believe,” “plan” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by us or on our behalf, including with respect to the matters referred to above. These forward-looking statements are necessarily estimates reflecting the best judgment of senior management that rely on a number of assumptions concerning future events, many of which are outside of our control, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•
our company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers, in particular, the annual capital spending by Chinese telecommunications operators;

•	risks associated with large accounts receivable, long collection periods and accounts receivable cycles;
•	fierce competition in the wireless communication industry;
•	growth of, and risks inherent in, the wireless communication industry in China;
•	uncertainty as to future profitability and our company’s ability to obtain adequate financing for our planned capital expenditure requirements;
•	uncertainty as to our company’s ability to continuously develop and manufacture new radio frequency, or RF, technology and keep up with changes in RF technology;
•	uncertainty as to future capital expenditure on telecommunication infrastructure by the Chinese telecommunications operators;
•	uncertainty as to cost of raw materials and price fluctuations imposed by suppliers;
•	future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructuring;
•	limitation on our company’s production capacity for RF products;
•	risks associated with possible defects and errors in our wireless coverage products or RF products;
•	uncertainty as to our company’s ability to protect and enforce our intellectual property rights; and
•	uncertainty as to our company’s ability to attract and retain qualified executives and personnel.

SUPPLEMENTAL INFORMATION
On August 25, 2005, we subdivided each of our issued and unissued ordinary shares, par value US$0.01 per share, into 500 ordinary shares, par value US$0.00002 per share. Unless otherwise specified, we present ownership of our ordinary shares throughout this annual report as if our ordinary shares were so subdivided since our inception, with a par value of US$0.00002 per share.
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
All references to “RMB” or “Renminbi” are to the legal currency of China, and all references to “U.S. dollar” or “US$” are to the legal currency of the United States of America, or the United States or the U.S. For your convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at the noon buying rate for U.S. dollars in effect on December 31, 2008, the last business day in 2008, in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York at RMB6.8225 = US$1.00.
On June 19, 2009, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8360 = US$1.00. See “Exchange Rate Information.” We make no representation that any amounts in Renminbi or U.S. dollars referred to in this annual report could be or could have been converted into each other at any particular rate or at all.
We have approximated all numbers in this annual report to their closest round numbers. Also due to rounding, figures shown as totals in tables may not be an arithmetic aggregation of the figures preceding them.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
SELECTED FINANCIAL DATA
The following tables present our selected consolidated financial data as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008.
Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and we publish our financial statements in Renminbi. We have derived the consolidated statement of operations information and selected cash flow information for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations information for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements which are not included in this annual report. Our historical results do not necessary indicate the results that may be expected for any future periods.

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except for per share and number of shares data)
Consolidated statements of operations information
Revenues	566,504	716,270	832,795	979,302	984,657	144,325
Cost of revenues	(241,930)	(328,064)	(437,040)	(611,436)	(751,367)	(110,131)

Gross profit	324,574	388,206	395,755	367,866	233,290	34,194
Operating expenses
Research and development costs	(16,326)	(30,616)	(47,671)	(56,525)	(70,232)	(10,294)
Sales and distribution expenses	(71,035)	(91,489)	(112,948)	(126,816)	(138,524)	(20,304)
General and administrative expenses	(29,744)	(41,057)	(55,944)	(68,498)	(127,028)	(18,618)
Impairment of goodwill	—	—	—	—	(27,589)	(4,044)

Total operating expenses	(117,105)	(163,162)	(216,563)	(251,839)	(363,373)	(53,260)

Operating income/(loss)	207,469	225,044	179,192	116,027	(130,083)	(19,066)
Other income/(expense)
Interest income	4,006	3,213	19,186	22,313	31,257	4,581
Interest expense	(39,392)	(36,105)	(28,026)	(35,347)	(54,844)	(8,039)
Investment income	899	159	238	318	4,873	714
Foreign currency exchange gain/(loss)	—	5,584	(9,875)	(18,791)	(10,418)	(1,527)
Grant income	716	16,732	7,670	7,355	15,209	2,229

Total other income/(expense)	(33,771)	(10,417)	(10,807)	(24,152)	(13,923)	(2,042)

Income/(loss) before income tax expense and minority interests	173,698	214,627	168,385	91,875	(144,006)	(21,108)
Income tax expense	(16,020)	(26,097)	(18,277)	(10,321)	(3,157)	(463)

Income/(loss) before minority interests	157,678	188,530	150,108	81,554	(147,163)	(21,571)
Minority interests, net of tax	(11,117)	(7,086)	(1,267)	982	796	117

Net income/(loss)	146,561	181,444	148,841	82,536	(146,367)	(21,454)
Dividends, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	(3,509)	(2,428)	(549)	—	—	—

Net earnings/(loss) available to ordinary shareholders	143,052	179,016	148,292	82,536	(146,367)	(21,454)

Net earnings/(loss) per share available to ordinary shareholders:
Basic	0.31	0.38	0.25	0.13	(0.24)	(0.04)
Diluted	0.29	0.36	0.25	0.13	(0.24)	(0.04)
Weighted average number of ordinary shares:
Basic	466,365,500	466,365,500	584,580,799	624,624,852	610,158,841	610,158,841
Diluted	500,000,000	500,000,000	593,150,684	624,624,852	610,158,841	610,158,841
Total cash dividend declared to ordinary shareholders	54,411	29,653	7,609	—	—	—

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated balance sheet information
Cash and cash equivalents	302,932	128,608	467,423	316,778	293,353	42,998
Pledged time deposits	95,908	76,250	238,618	259,786	122,368	17,936
Accounts receivable, net	248,662	537,321	747,859	925,838	728,260	106,744
Inventories	296,404	370,136	434,406	542,094	520,619	76,309
Total current assets	1,014,447	1,172,072	1,948,407	2,107,691	1,779,666	260,853
Property, plant and equipment, net	96,505	120,356	161,503	225,069	412,259	60,426
Construction in progress	—	—	7,100	134,637	2,816	413
Long-term accounts receivable	126,649	162,032	268,957	389,505	551,210	80,793
Total assets	1,250,539	1,475,469	2,415,834	2,997,299	2,838,970	416,119
Short-term bank loans	164,850	160,614	336,050	456,050	480,207	70,386
Total current liabilities	662,838	738,551	866,435	1,249,081	1,266,617	185,652
Long-term bank loans	171,325	167,053	—	150,000	130,000	19,055
Total liabilities	834,163	905,604	866,435	1,405,019	1,401,369	205,404
Mandatorily redeemable convertible preference shares	45,184	45,441	—	—	—	—
Total shareholders’ equity	348,790	506,720	1,530,428	1,586,517	1,433,247	210,077

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated cash flow information
Net cash provided by / (used in) operating activities	218,244	(112,611)	(114,778)	(120,228)	5,056	741
Net cash provided by / (used in) investing activities	(74,337)	(20,900)	(243,150)	(294,437)	28,113	4,121
Net cash provided by / (used in) financing activities	(22,963)	(40,813)	708,514	272,619	(52,085)	(7,634)
Cash and cash equivalents at the end of year	302,932	128,608	467,423	316,778	293,353	42,998
EXCHANGE RATE INFORMATION
We prepare our financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollars, and vice versa, at RMB6.8225 = US$1.00, the noon buying rate on December 31, 2008, in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.
On June 19, 2009, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8360 = US$1.00.
The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period end	Average(1)	High	Low
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
December	6.8225	6.8539	6.8842	6.8225
2009 January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8176
May	6.8278	6.8235	6.8326	6.8176
June (through June 19, 2009)	6.8360	6.8337	6.8371	6.8264

Source: Federal Reserve Bank of New York.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
CAPITALIZATION AND INDEBTEDNESS
Not applicable.
REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

RISK FACTORS
Risks Relating to Our Company
We derive a significant portion of our revenues from China United Telecommunications Corporation and its affiliates, or the China Unicom group, and China Mobile Communications Corporation and its affiliates, or the China Mobile group, and our revenues could decline significantly if either of them reduces its purchases of our wireless coverage products and services
We provide most of our wireless coverage products and services to the China Unicom group and the China Mobile group. This is primarily because the China Unicom group and the China Mobile group were two major licensed wireless operators in China. In 2006, 2007 and 2008, we derived 35.9%, 38.6% and 24.8% respectively, of our revenues from China Unicom group’s local affiliates and 33.3%, 32.4% and 39.6%, respectively, from China Mobile group’s local affiliates. In addition, as of December 31, 2006, 2007 and 2008, 40.4%, 40.1% and 39.1%, respectively, of our gross accounts receivable were attributable to China Unicom group’s local affiliates and 30.2%, 28.8% and 36.2%, respectively, to China Mobile group’s local affiliates.
We typically entered into contracts with individual local affiliates of our major customers and treated these local affiliates as separate customers. Although it has been our business practice to interact with each local affiliate individually, they are under the common control of their parent company. Due to changes to the equipment procurement policies of our major customers in 2007 and 2008, including the China Unicom group and the China Mobile group, procurement decisions for equipment are now made by the parent company and its local affiliates through a centralized bidding process, which has led to intensified industry-wide pricing pressure. For more details, see “Risk Factors—Risks Relating to Our Company—Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products.”
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
The restructuring of China’s telecommunications operators announced in May 2008 has been completed, and licenses to operate third generation wireless communications, or 3G, networks were granted in China in January 2009 with the licensees announcing plans to increase their capital expenditure on 3G network construction. However, telecommunications operators may cease or reduce their planned capital expenditure in the future due to reasons beyond our control. Additionally, the competitive situation in the wireless communication market in China may be altered, or the newly restructured operators may change suppliers or sourcing policies in the future. If any of the Chinese telecommunications operators decides to significantly change its procurement methods for wireless coverage products and services, reduces or eliminates the purchase of our products and services or becomes unable or refuses to pay for our products and services it has purchased, our revenues could decline significantly.
Because we have limited bargaining leverage with the China Unicom group and the China Mobile group, some contractual terms and market practices are materially adverse to our interest
The China Unicom group and the China Mobile group award contracts through competitive bidding. According to BAYES (Beijing) Information Consulting Ltd., Co., or BAYES, a market research and consulting firm focusing on innovative technologies, there are seven major entities, including our company, competing in the wireless coverage market in China. According to BAYES, these seven major players in aggregate accounted for approximately 37.0%, 42.9% and 40.5% of total market share of the PRC wireless coverage market in 2006, 2007 and 2008, respectively. As the China Unicom group and the China Mobile group were the two major licensed wireless operators in China prior to the industry restructuring which was completed in 2008 and even after the restructuring they remain major industry participants, we have limited negotiating leverage with these key clients in the bidding process. As a result, many proposed contractual terms and market practices subject to bidding are materially adverse to our interest. For example, most of our contracts, in the form contained in the bidding materials, do not specify a timetable for our customers to perform the preliminary inspection of products we install. This affects our revenues as the preliminary inspection by our wireless operator customers is a condition to our recognition of service revenue. As a result of these contractual terms and market practices, we are required to finance significant operating expenses before we recognize revenues and to finance significant accounts receivable once we recognize revenues. Any worsening of these terms and conditions could have a material adverse effect on our liquidity and cash flows from operations. Also see “—We have long accounts receivable cycles and long collection periods, and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen” below for additional cash flow and liquidity risks resulting from these market practices.

Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products
Historically we have been awarded contracts by the local affiliates of our major customers through bidding and negotiation, and these contracts covered wireless coverage equipment and services. For more details on the bidding process conducted by wireless operators in China, please see “Item 4. Information on the Company—Business—Our Wireless Coverage Products and Services—Our Sales Cycle—Bidding Process.” China Mobile group, in an effort to shift to a more centralized procurement model, adopted a new procurement policy in 2007 whereby the bidding processes for wireless coverage equipment and services would be separately conducted, and procurement decisions for wireless coverage equipment and services would be made by the parent company and its local affiliates respectively. In addition, China Unicom group and China Telecom Corporation and its affiliates, or the China Telecom group, also adopted a similar procurement policy starting in 2008. Under the new policy, even if we win the bid for wireless coverage equipment, we may not win the bid for services, or vice versa. Consequently, we may lose revenue with respect to any single wireless coverage project if we cannot win both equipment contract and service contract for the project. Further, the change in procurement policy aims to encourage more competitive pricing among providers of wireless coverage equipment, which has led to a decrease selling price for equipment. As a result, our profit margin may be adversely affected.
We have long accounts receivable cycles and long collection periods, and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen
Our wireless coverage revenues consist of two components: (i) sale of equipment and (ii) integrated services.
On a typical equipment sale project, after we win the centralized bids for the sale of equipment to the telecommunications operators, we begin our delivery of equipment. When our customer issues a delivery certificate to confirm the acceptance of the products we have delivered and signs a contract with us, we recognize our revenue from the sale of equipment. According to the payment terms, we typically have the right to collect 70% to 80% of our equipment sale payment after delivery and the remaining balance is due after final inspection or the expiration of the warranty period, as further discussed below.
For a typical integrated service project, after we win the integrated service bids from the local operators, we begin the installation. The operator will issue a completion certificate and sign a contract with us after we finish the installation. After the coverage network operates for a certain period, the customer will issue a preliminary inspection certificate to us and then we recognize our revenue for services. Some of our customers conduct two inspections prior to the beginning of the warranty period. The final inspection usually occurs 6 to 12 months after the preliminary inspection. According to the payment terms, we typically have the right to collect 30% to 50% of our integrated service fees after we have rendered our services in full. We have the right to collect up to 70% to 80% of our integrated service fees after preliminary inspection and the remaining balance is due for payment after final inspection or the expiration of the warranty period.
Prior to the implementation of the centralized procurement policy, we mainly bid our wireless coverage equipment projects as a bundle sales contract which was comprised of both sales of equipment and integrated services. We typically had the right to collect approximately 40% of the bundle sales contract value upon signing of the contract and the issuance of the completion certificate, and the remaining contract balance was due upon the issuance of a preliminary inspection certificate and final inspection certificate similar to the integration service project mentioned above.
On a weighted average basis, our historical contractual payment schedule is approximately as follows:
•	42% of the contract value due upon the signing of the contract and the issuance of the completion certificate or delivery certificate,
•	an additional 36% due upon the issuance of the preliminary inspection certificate,
•	a further 18% due upon the issuance of the final inspection certificate, and
•	the final 4% due upon the expiration of our warranty period.
Because our contracts often do not stipulate when our customers must conduct the relevant inspections, our customers may delay their payments. Even when a payment has become contractually due, it may take a few months to a year for our customers to settle the balance. To the extent revenue recognized under a contract is not yet paid, it is recorded as an account receivable. From time to time, we sell a portion of our accounts receivable to third parties to meet our working capital needs. Installment intervals range from six months to three years, and the amounts of individual payments have varied and may continue to vary in the future. As of December 31, 2008, we had in aggregate gross accounts receivable, including amounts not yet due pursuant to contractual terms, of RMB1,249.2 million (US$183.0 million). Of this total amount, RMB571.9 million (US$83.8 million), or 45.8%, had been outstanding for less than 12 months from the time the revenue was recognized, RMB392.1 million (US$57.5 million), or 31.4%, had been outstanding for 12 to 24 months from the time the revenue was recognized, RMB184.4 million (US$27.0 million), or 14.8%, had been outstanding for 24 to 36 months from the time the revenue was recognized, and RMB100.8 million (US$14.8 million), or 8.1%, had been outstanding for over 36 months from the time the revenue was recognized. Accounts receivables with a longer outstanding period represent the amounts outstanding for products which are still in the warranty period.

Our principal customers, such as China Mobile group and China Unicom group, may delay in paying their installments to us as they come due and, because of our limited bargaining leverage and our need to maintain an ongoing relationship with these principal customers, it is impracticable for us to obtain a significant improvement in their payment patterns. As of December 31, 2008, accounts receivable that became due under our contracts and remained unpaid amounted to RMB632.1 million (US$92.6 million), or 50.6%, of our gross accounts receivable of RMB1,249.2 million (US$183.0 million), as compared to RMB505.3 million, or 38.3%, of our gross account receivable as of December 31, 2007. As of December 31, 2008, our allowance for doubtful accounts amounted to RMB25.3 million (US$3.7 million), which was mainly related to certain aged individual account receivables due from operator customers and our collection cost may outweigh the aggregate amount of those outstanding account receivables. In addition, we wrote off RMB43.6 million (US$6.4 million) in doubtful accounts in 2008, which was mainly related to aged receivable balances due from our non-operator customers who have been recently experiencing financial difficulties caused by a loss of market share due to changes in the procurement policies by the major telecommunications operators and tightening of credit controls by PRC banks. We also granted settlement discounts to operator customers in order to accelerate our collection of account receivables which may be affected by the telecommunication industry restructuring in 2008. We cannot assure you that our past allowance practice will not change in the future or that our allowance will be sufficient to cover defaults in our accounts receivable. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” for further details on our revenue recognition policy and collection periods. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.
We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity
In line with industry practice in China, when a customer accepts our bid for our wireless coverage products or integrated services or both, it does not immediately sign a contract with us. Our customers sign the contract with us upon the delivery certificates or completion certificates have been issued. According to our historical weighted average contractual terms, we only have the right to collect approximately 42% of the total contract amount when we received the delivery certificates or completion certificates. Although we believe that our bidding documents, together with our customers’ acceptances of our bids, effectively constitute binding contracts under PRC law, our PRC counsel has advised us that enforcement of our rights to payment in the PRC courts may be difficult. In particular, it is unclear what terms and provisions need to be included in a bid and acceptance in order for a payment obligation to exist under PRC law. As a result, we effectively assume the risk of loss for our projects before the customer signs a contract with us. In addition, in line with current industry practice in China, most of our bid documents do not specify a time period or date by which our customers must issue completion certificates or sign a sale and purchase contract. As a result, our sales and marketing staff spend a significant amount of time persuading customers to conduct inspections, issue completion certificates and sign contracts. These unfavorable practices are in large part attributable to the market dominance of our customers and the competitive landscape of the wireless coverage industry. We expect that this unfavorable industry practice in China will continue and that it will continue to materially and adversely affect our cash flows from operating activities and liquidity.
We historically recognized significantly lower revenues in the first quarter, which sometimes resulted in net losses in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses
Our customers typically set their annual budgets at the beginning for each year. Once the annual budget is set, the customers will commence the bidding process for specific projects. In addition, we did not recognize integrated service revenues until the preliminary inspection is completed. In other words, the amount of revenues we could recognize is typically lower during the earlier part of the year, especially during the first quarter. However, since the adoption of the centralized procurement model by the major telecommunications operators in China, we have begun to recognize our revenues from the sale of our products when delivery has occurred and the customer has signed a contract with us and issued a delivery certificate to us. The change in revenue recognition has reduced the effect of seasonality on our business.
Our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment. Their work is performed in accordance with their internal annual and semi-annual project management process. As a result, our customers prefer to perform completion inspections and sign contracts for each batch of installed projects at the same time. We typically recognize higher levels of revenue during the second and third quarter than that of the first quarter, because more projects are installed and inspected, and for which completion certificates are issued, during the second and the third quarter. During the fourth quarter, especially in December, our principal customers, being public companies and influenced by their semi-annual reporting obligations, usually perform completion inspections, issue completion certificates and sign contracts for a significant majority of our projects. Therefore, we typically recognize the highest level of revenue during the fourth quarter.

Despite the quarterly revenue fluctuations, our overall volume of contracts has increased, resulting in increasing costs associated with servicing these contracts. Fluctuations in quarterly revenue with expanding costs have resulted in net losses being incurred in certain quarters of recent years, particularly in the first quarter. In 2006, 1.8%, 21.6%, 22.5% and 54.1% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported net losses of RMB35.7 million in the first quarter. In 2007, 3.2%, 20.7%, 27.9% and 48.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB44.8 million in the first quarter. In 2008, 7.3%, 18.9%, 21.6% and 52.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB41.5 million (US$6.1 million) in the first quarter. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” and “—Significant Quarterly Fluctuations of Our Results of Operations” for further details on our revenue fluctuation and other quarterly financial information. However, past quarterly results may not provide an accurate indication of future performance or fluctuation. Whether we continue to recognize significantly lower revenues in the first quarter will depend largely upon the timing of our customers’ project management processes. We anticipate that we may continue to experience fluctuations in revenues on a quarterly basis and may continue to experience net losses as a result, particularly in the first quarter.
We rely on bank financing, including issuing bills payable and sale of receivables, to finance our operations; any expansion of our business will require further financing and will increase our financial leverage
We tend to collect more payments primarily in the fourth quarter than other quarters of each year. In 2006, 2007 and 2008, 53.8%, 62.4% and 43.8%, respectively, of our total annual collections were made in the fourth quarter. This is because our customers prefer to pay for our completed projects toward the end of their budget year. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of the year and typically complete and deliver a majority of our wireless coverage products and services during the third and fourth quarters. As a result, we tend to generate more cash flow from operating activities toward the end of the year and encounter increasing working capital needs during the middle part of the year, especially the third quarter. We are therefore highly dependent on bank financing, including issuing bills payable and selling accounts receivable, to fund our working capital requirements and maintain liquidity. Historically, we have relied on short-term bank loans to finance our working capital needs. As of December 31, 2008, we had an aggregate of RMB500.2 million (US$73.3 million) of short-term bank loans and RMB130.0 million (US$19.1 million) of long-term loans outstanding and RMB110.6 million (US$16.2 million) in bills payable. As of December 31, 2008, interest rates on our bank loans ranged from 4.9% to 8.4%, and interest rates on our bills payable financing ranged from 3.6% to 6.9%. In 2007 and 2008, we sold an aggregate of RMB200.4 million and RMB202.2 million (US$29.6 million), respectively, of our accounts receivable to third party financial institutions. We expect external financing required for expanding our operations will increase our financial leverage. See “—Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity” below.
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
If the wireless communication sector in China does not maintain its current pace of growth, or if the telecommunications operators reduce their investments for 3G network coverage in the near future, the profitability and future prospects of our business and our liquidity could be materially and adversely affected
We generate most of our revenues from the provision of wireless coverage products and services to telecommunications operators in China. Our future success depends on the continued growth of the PRC wireless communication industry. Any slowdown in the development of the wireless communication industry in China or reduction in our customers’ expenditure on wireless coverage products and services may reduce market demand for our products and services. 3G network deployment requires significant capital investment by PRC telecommunications operators, including investments in wireless coverage products and services and RF parts and components. Therefore, we believe that issuance of 3G licenses will in general have a positive impact on the growth of our business. Although telecommunications operators have been increasing their capital expenditure for 3G network construction in China, it is uncertain as to how long this investment trend would continue, and any reduction of the capital expenditure for 3G network development will negatively impact our business growth and liquidity.

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
We customarily provide our customers with one to three years of warranty protection, under which we agree to repair or replace defectively installed wireless coverage products at no additional cost to our customers. Our contracts generally do not contain disclaimers or limitations on product liabilities for special, consequential and incidental damages, nor do we typically cap the amounts our customers may recover for damages. In addition, we do not currently maintain any insurance for product liability or warranty claims. Our failure to offer products and services that meet our customers’ specific requirements could give rise to substantial liabilities under our warranties and otherwise.
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
To succeed, we must continually improve our current products and develop and introduce new or enhanced products that adequately address the requirements of our customers and are competitive in terms of functionality, performance, quality and price. We expend considerable efforts in the development of new and enhanced RF technology and in its commercial applications, including the development of 3G products and base station RF components. Although we have successfully developed products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate sufficient market share to justify commercialization. For example, 3G is a new and evolving technology. We cannot assure you that our research and development efforts will yield new wireless coverage products that are readily deployable in 3G networks or that our customers will be satisfied with the performance of our 3G coverage products. Under those circumstances, we will not be able to recoup our research and development costs and expenses, we may not be able to serve our customers’ 3G needs, and customers may refuse to use our products.
Gross profit margins for our products and services vary substantially and any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations
Gross profit margins for our products and services vary substantially. Although the gross profit margin for our wireless coverage products and services has been on average higher than the gross profit margin of our RF parts and components, all of our wireless coverage products have been subject to downward pricing pressure due to the fierce competition. In addition, the gross profit margin of our products has fluctuated significantly from year to year. For example, excluding provisions for inventory, the gross profit margin of our wireless coverage products and installation services was 31.1% in 2008, compared to 40.2% in 2007 and 48.0% in 2006. Further, due to the rapidly changing technology and evolving industry standards and transmission protocols or changes in the procurement policies of our major customers, our historical gross profit margin is not an accurate measure for estimating our future gross profit margins. Any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations.

Our industry is highly competitive and our inability to compete effectively would hurt our current business and future growth potential
Our industry is extremely competitive and is characterized by rapid technological advancement, frequent development of new products, evolving industry standards and a downward pricing trend over the life cycle of a product. According to BAYES, there were seven major companies providing wireless coverage products and services in China, which collectively held approximately 40.5% market share in China as of December 31, 2008, and the top three providers, including our company, accounted for approximately 26.2% of the total market share in 2008. We compete on the following principal bases:
•	research and development capability;
•	product quality;
•	scope and flexibility of product offering;
•	after-sale service capability;
•	pricing; and
•	relationships with wireless operators
If we fail to compete effectively in the future, our current business and future growth potential would be adversely affected.
We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future
Our future growth depends, to a considerable extent, on our ability to expand our customer base in both the domestic and overseas markets. We have been exploring new business opportunities outside mainland China for our wireless coverage products and services. In 2008, we had operations in Indonesia, Singapore, India, Philippines, Vietnam and Pakistan where we have obtained local wireless service projects. However, we have limited experience in operating outside mainland China or with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. For example, our products and services sold in China are tailored to the specifications of our domestic operators and their wireless systems and are not readily deployable overseas. To meet the requirements of our potential overseas customers, we have to adjust some of our technical parameters such as transmission frequencies and make other modifications. In addition, recent political instability in some Southeast Asian countries has hindered our expansion efforts into those wireless coverage markets. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.
We rely on key managerial and technical personnel, and failure to attract or retain such personnel may compromise our ability to develop new products and to effectively carry on our research and development and other efforts
Our future growth and success depend largely on the efforts and abilities of our senior management and senior technical staff, particularly Mr. Yingjie Gao, our chairman and chief executive officer, and our other senior technicians and engineers. We have entered into employment agreements with these individuals. These employment agreements have an initial term of three years, subject to the right of termination under specified circumstances, such as a material breach of their contractual obligations. If we lose the services of Mr. Gao or any other senior technicians or engineers, our operations will be materially and adversely affected. We also believe that our future success will depend in large part upon our ability to attract and retain senior, experienced and highly qualified scientific and technical personnel.
The wireless coverage industry is characterized by a high level of employee mobility. Competition in China for experienced RF technology experts is intense. In 2006, 2007 and 2008, our employee turnover rate was 24.6%, 29.1% and 29.3%, respectively, as determined by dividing the number of our employees departing during the year over the total number of employees at the end of the year. There are few senior-level research and development or technical personnel available for hire as the costs of hiring and retaining such individuals are high, and such personnel may not remain with us once hired. If we are unable to successfully attract or retain senior-level research and development employees, our ability to develop new technologies and products and to effectively conduct our operations could be compromised and our ability to carry on our research and development and other efforts could be materially and adversely affected.

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
If we lose certain government tax concessions, our profitability may be materially and adversely affected
Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. However, our subsidiaries, Shenzhen GrenTech Co. Ltd., or Shenzhen GrenTech, Shenzhen Lingxian Technology Co. Ltd., or Shenzhen Lingxian, Shenzhen Kaixuan Communication Co. Ltd., or Shenzhen Kaixuan, Shenzhen GrenTech RF Communication Ltd., or Shenzhen GrenTech RF, were established in the Shenzhen Special Economic Zone and were entitled to the preferential income tax rate of 15%. Furthermore, Shenzhen GrenTech and Shenzhen Lingxian were granted an additional 50% relief from the preferential income tax rate of 15% and were subject to a reduced income tax rate of 7.5% for 2006 and 2007.
On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which took effect as of January 1, 2008. The new tax law also provides a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Further, entities that qualified as “Advance and New Technology Enterprises” (“ANTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the recognition criteria and procedures for obtaining ANTE status under the new tax law were not issued until April 2008. As of December 31, 2008, Shenzhen GrenTech had not completed all the procedures required under the new tax law that would entitle it to the ANTE preferential tax rate of 15%. Based on the above, the transitional tax rates of 18%, 20%, 22%, 24% and 25% are applied in measuring income tax effects of Shenzhen GrenTech, Shenzhen Lingxian and Shenzhen Kaixuan for 2008, 2009, 2010, 2011 and 2012, respectively, where applicable. In March 2009, Shenzhen GrenTech obtained the ANTE certificate granting it the preferential income tax rate of 15% under the new tax law retroactively from January 1, 2008 to December 31, 2010 (at which time it may apply for a renewal of its ANTE status, according to the current tax laws). The retroactive application of the ANTE tax rate is expected to result in an additional income tax benefit of RMB4.1 million. Shenzhen GrenTech RF was established after March 16, 2007 and therefore is subject to income tax at a rate of 25% beginning on January 1, 2008. The enactment of the new law could adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays we enjoy.
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

If our idle or insufficient production capacity significantly increases during any particular period, our results of operations for that period may be materially and adversely affected
We plan the utilization of our production capacity primarily based on our projected orders from our customers. We cannot guarantee the accuracy of our internal projections for demands of our products and the effectiveness of our planning for production capacity utilization. For example, we currently have a monthly production capacity of 4,108 sets of wireless coverage products and 38,000 sets of RF parts and components for base stations. Our actual average monthly production at the Shenzhen facility in 2008 amounted to approximately 2,914 sets of wireless coverage products and 30,889 sets of RF parts and components for base stations. It costed approximately RMB1.3 million (US$0.2 million) to add or remove an assembly line for wireless coverage products, and approximately RMB4.3 million (US$0.6 million) to add or remove an assembly line for RF parts and components. If our projections are inaccurate, there may be periods when we will have idle or insufficient production capacity for all or some types of our products. Any significant increase in our idle or insufficient production capacity during any particular period may materially and adversely affect our results of operations for that period.
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
If we fail to acquire raw materials on time or on acceptable terms and consequently fail to fill our customers’ orders in a timely and cost-effective manner, our business operations may be materially and adversely affected
We rely on third-party suppliers for our raw materials. Although we purchased raw materials from over 422 suppliers in 2008, our ten largest suppliers in 2008 supplied approximately 40.7% of our orders for raw materials. In December 2008, we divested our two wholly-owned subsidiaries in Quanzhou, namely, Quanzhou Lake Communication Company Limited (“Lake Communication”) and Quanzhou Lake Microwave Company Limited (“Lake Microwave”). Since then, we have continued to purchase certain RF parts and components from Lake Communication and Lake Microwave. We have also established our new production lines for RF parts and components for wireless coverage products and expanded our production capacity at our Shenzhen facility. If any of our major suppliers fails to deliver our required raw materials in time for our production, and we are unable to find the required raw materials from other suppliers in a timely manner and on acceptable terms, there will be a delay in our provision of products and services to our customers. Such delays would damage our relationship with our customers and may materially and adversely affect our business operations.
We maintain limited insurance coverage, and any significant product liability claim could have a material and adverse effect on our financial condition
We currently do not maintain any product liability insurance for our products and services, nor do we carry any business interruption insurance, third-party liability insurance for personal injuries, or environmental damage insurance for environmental emissions or accidents on our properties or relating to our operations. There is no assurance that there will not be any product liability claims against us in relation to our products. Furthermore, we cannot assure you that we will not experience any major accidents in the course of our operations, which may cause significant property damage and personal injuries. The occurrence of any such accidents and their consequential losses may not be adequately covered, or at all, by our insurance policies. Losses incurred, or payments we may be required to make, may have a material and adverse effect on our financial condition.
The interest of our principal shareholders may differ from your interest and their vote may disadvantage our minority shareholders
Since the completion of our initial public offering in March 2006, several of our current principal shareholders continue to be our largest shareholders with the following equity interest in our company as of December 31, 2008:
•
Guoren Industrial Developments Limited (Yingjie Gao, our chairman and chief executive officer, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares held by this company) with 25.2%;

•	Drag Investments Limited (majority-owned by Professor Kunjie Zhuang, a director and a technology consultant) with 10.8%; and
•	Heng Xing Yue Investments Limited (partially-owned by Rong Yu, a director and our chief financial officer) with 9.1%.

The foregoing parties will be able to exercise substantial control over our business by voting at shareholders’ meetings or board meetings on matters of significance, such as:
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
Our primary source of funds for dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties
We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shenzhen GrenTech, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shenzhen GrenTech and its subsidiaries. If Shenzhen GrenTech or its subsidiaries incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our shares and ADSs. Under current PRC law, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shenzhen GrenTech, is regarded as a wholly foreign-owned enterprise in China. Dividends paid by foreign invested enterprises, such as wholly foreign-owned enterprises and sino-foreign joint ventures, are subject to 10% PRC corporate withholding tax. For further details, see “—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008” stated above. In addition, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. In addition, if any undistributed profits of our PRC subsidiary, Shenzhen Grentech, are used to increase its registered capital so that our equity interests in our PRC subsidiary are increased, approval of the PRC government is required. Under PRC law, Shenzhen GrenTech, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments from Shenzhen GrenTech is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to Shenzhen GrenTech, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shenzhen GrenTech could restrict our ability to act in response to changing market conditions.
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

These requirements first became applicable with respect to this annual report on Form 20-F for the fiscal year ended December 31, 2007. In connection with our evaluation of internal controls over financial reporting, we identified certain material weaknesses and our management concluded that our company did not have effective internal control over financial reporting as of December 31, 2007. In addition, we identify three material weaknesses in this annual report, and our management concluded that our company did not have effective internal controls over financial reporting as of December 31, 2008. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our efforts regarding internal controls are discussed in detail in this annual report under Item 15 “Controls and Procedures.” An attestation report of our independent registered public accountants on the effectiveness of our internal controls over financial reporting is also included in this annual report on page F-2.
Although we believe that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flow for the periods presented in conformity with U.S. GAAP, we cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate these material weaknesses. Our independent registered public accounting firm may also identify additional weaknesses or deficiencies in the course of its ongoing assessment of our internal controls. Remedying these material weaknesses that have been identified, and any additional deficiencies, significant deficiencies or material weaknesses that our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have set up a project team, led by our internal audit manager, to implement remedial plans for the material weaknesses after the issues are identified as discussed in detail in this annual report under Item 15 “Remediation Plan”. Our management, including the chief executive officer and chief financial officer, has approved such plans to address the material weaknesses. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could negatively impact the market price of our ADSs.
We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors
We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ordinary shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares or ADSs during the current taxable year of 2009 or any subsequent taxable year if we are treated as a PFIC for that taxable year.
The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75.0% or more of our gross income for such taxable year is passive income, or (b) 50.0% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25.0% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.
We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10.E. “Additional Information — Taxation.”

A prolonged slowdown in the PRC economy may materially and adversely affect our results of operations, financial conditions, prospects and future expansion plans
Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown, including a slowdown in the rate of economic growth in recent quarters in China. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall slowdown in the PRC economy may have an adverse effect on our business. Furthermore, there can be no assurance that measures implemented by governments around the world to stabilize the credit and capital markets and new economic stimulus measures in China will improve market confidence and the overall credit environment and economy. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospect and future expansion plans.
Risks Relating to Our Industry
Our business might become subject to new regulatory restrictions, which may restrict the way in which we conduct our business and subject us to severe penalties, and we may be materially and adversely affected by any change in the composition of the primary telecommunications operators in China
We are subject to regulation by PRC law with respect to the products we manufacture and sell in China. We must obtain regulatory approvals from the national and local government authorities before we may manufacture and sell our products. The PRC Ministry of Industry and Information Technology, or MIIT, which was created by the State Council of the PRC in March 2008 to assume, among other things, the duties of the former Ministry of Information Industry, is the primary central government agency responsible for regulating the PRC wireless communication industry and has broad discretion and authority to regulate our industry in China. The introduction of any new transmission protocol will require the approval of MIIT and other regulatory bodies. MIIT has adopted, and may adopt in the future, regulations that impose stringent standards on the wireless communication industry in China, with which we must comply. New regulations or readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell our products or services. Our failure to comply with these regulations may subject us to various penalties, including fines and suspension or discontinuation of our operations. Therefore, enactment by the PRC government of new laws or regulations or a change in the interpretation of existing laws or regulations may also materially and adversely affect our business.
The PRC government has considerable control over the structure and overall development of the telecommunications industry in China. It also maintains substantial ownership in all major telecommunications operators in China. Prior to 1994, PRC government-controlled entities held a monopoly over the telecommunication networks across China. In order to introduce competition into the telecommunications industry, the PRC government in 1994 separated China’s telecommunication business into four independent sectors: fixed-line, wireless, satellite and paging. In 2002, the PRC government further separated the then China Telecom group into two companies along geographical boundaries, with the portion in southern China as the current China Telecom group and the northern portion as the current China Network Communications Group Corporation and its affiliates, or the China Netcom group. In May 2008, the PRC government announced a restructuring plan for the country’s telecommunications operators. Under the restructuring plan, the nation’s largest mobile phone operator, China Mobile, merged with fixed-line company, China Tietong. The GSM business of China Unicom, a wireless mobile phone operator, merged with fixed-line company China Netcom Group. China Telecom Corp., the country’s largest fixed-line phone operator, acquired China Unicom’s Code Division Multiple Access, or CDMA, mobile network business. China Telecom also acquired China Satcom, which offers satellite-based communications services. The restructuring of China’s telecommunications operators was completed in early 2009. However, the restructuring may disrupt our existing relationships with our customers and result in changes in supplier and sourcing policies of these companies, all of which have been critical to our business growth and profitability.
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
Fluctuation in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares and ADSs in foreign currency terms
The value of Renminbi is subject to changes in PRC government policies and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. For over a decade from 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi was be permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of May 31, 2009, the Renminbi has appreciated approximately 17.5% against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur in the future. Since our income and profits are denominated in Renminbi, any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. In addition, we have U.S. dollar-denominated bank deposits in our offshore bank account, which is subject to PRC foreign exchange control regulations and could not be exchanged into Renminbi freely, any appreciation of Renminbi could adversely affect the value of our U.S. dollar-denominated bank deposits.
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
We face risks related to health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu and SARS, which could materially and adversely affect our overall operations and results of operations
Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, SARS, or other epidemic outbreaks. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and United States, and spread into a number of countries rapidly. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. Over the years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. In addition, our operating results for 2003 were adversely affected by the outbreak of SARS, a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations and could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could materially and adversely affect our business and results of operations.
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

The diagram below illustrates our current corporate structure with major operating subsidiaries:

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
In December 2008, we divested two wholly-owned subsidiaries, Quanzhou Lake Communication Company Limited (“Lake Communication”) and Quanzhou Lake Microwave Company Limited (“Lake Microwave”). We sold Lake Communication to Mr. Haifan Zhuang, son of Professor Zhuang who is our director and technology consultant and one of our major shareholders, for a total consideration of RMB101.3 million (US$14.8 million), and sold Lake Microwave to Mr. Haifan Zhuang and Lake (HK) Technology Company Limited, an affiliated company of Professor Zhuang, for a total consideration of RMB0.9 million (US$0.1 million).

Lake Communication was formed in August 1989 by Mr. Haifan Zhuang, as a collectively owned enterprise in China and was subsequently converted and registered as a limited liability company in 1999. Lake Communication specializes in RF part and component production, and it has been supplying RF modules to our wholly-owned subsidiary, Shenzhen GrenTech, for manufacturing network coverage equipment. Lake Microwave was formed in March 1993 by Lake Microwave Communication Equipment Co., Ltd. as a Sino-foreign equity joint venture. Lake Microwave focuses on the research and development of RF technologies, including the design and development of RF integrated circuits and other new RF technologies.
As consideration for the acquisition, Shenzhen GrenTech was released from its account payable obligations in the aggregate amount of RMB106.3 million due to Lake Communication and Lake Microwave, while Mr. Haifan Zhuang and Lake (HK) Technology Company Limited acquired Lake Communication and Lake Microwave subject to their existing outstanding debt obligations. The terms of the transaction were negotiated on an arms’ length basis and approved by our independent directors. The transfer of the equity interest in Lake Communication and Lake Microwave were completed in December 2008.
Currently, we conduct our business in China through our indirect wholly-owned subsidiary, Shenzhen GrenTech, and our other indirect wholly-owned subsidiaries:
•	Shenzhen Lingxian Technology Co., Ltd., or Shenzhen Lingxian;
•	Shenzhen GrenTech RF Communication Ltd., or Shenzhen GrenTech RF;
•	Shenzhen Kaige Communication Technology Co., Ltd., or Shenzhen Kaige; and
•	Shenzhen Kaixuan Communication Technology Co., Ltd., or Shenzhen Kaixuan.
Shenzhen Lingxian
Shenzhen Lingxian was formed in February 2002 by Shenzhen GrenTech as a domestic limited liability company in China. Shenzhen Lingxian purchases RF parts and components from Lake Communication and manufactures semi-finished repeaters for Shenzhen GrenTech. In addition, starting in 2007, Shenzhen Lingxian has began to develop monitoring software for wireless coverage equipments and sell such software to Shenzhen GrenTech. As of December 31, 2008, we owned 99% of the equity interest in Shenzhen Lingxian and Ms. Xiujun Zhang, one of our employees, owned the remaining 1% equity interest.
Shenzhen GrenTech RF
Shenzhen GrenTech RF was established in March 2008 by Shenzhen GrenTech as a domestic limited liability company in China. Shenzhen GrenTech RF primarily focuses on researching and developing, manufacturing and sales of RF parts and components for the base station manufacturers. As of December 31, 2008, we indirectly owned 100% of the equity interest in Shenzhen GrenTech RF.
Shenzhen Kaige
We, through Shenzhen GrenTech, acquired Shenzhen Kaige and its wholly owned subsidiary, Shenzhen Kaixuan, from an independent third party for a total consideration of RMB57.9 million (US$7.9 million) in December 2007. Shenzhen Kaige, through its subsidiary, Shenzhen Kaixuan, primarily provides installation services of our wireless coverage products. As of December 31, 2008, we indirectly owned 100% of the equity interest in Shenzhen Kaige.
Shenzhen Kaixuan
Shenzhen Kaixuan is 100% owned by Shenzhen Kaige, which we acquired through Shenzhen GrenTech in December 2007. Shenzhen Kaixuan primarily focuses on the research and development of integration technology for information network systems and provides installation services of our wireless coverage products. As of December 31, 2008, we indirectly owned 100% of the equity interest in Shenzhen Kaixuan.
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

We have a strong in-house RF technology research and development capability. Our team of 337 researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen. As of June 30, 2009, we have 101 registered patents and 108 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.
Our wireless coverage products enable telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products. To date, we have developed over 547 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, the China Unicom group and the China Mobile group. Since 2004, we have also provided a portion of our wireless coverage products and services to the China Netcom group and the China Telecom group. According to BAYES, in 2008, we were the second largest provider of wireless coverage products and services in China. In recent years, the wireless coverage market in China has benefited from increased capital expenditure by PRC wireless operators. Further, the capital expenditure of the wireless coverage industry in China is expected to reach RMB6.5 billion in 2009, RMB8.0 billion in 2010, RMB9.4 billion in 2011, RMB10.6 billion in 2012 and RMB11.5 billion in 2013 according to BAYES. We believe that the increasing capital expenditure will afford us an opportunity to grow our revenues in the wireless coverage market. In addition, the Chinese telecommunication restructuring plan significantly altered the industry, creating three new operators that have both mobile and fixed-line services. In the past, Chinese fixed-line operators, which were split along geographical lines, were not permitted to offer mobile services, while mobile operators were not allowed to offer fixed-line services. By restructuring the operators into companies that offer both types of services, the Chinese government enhanced the competitiveness of the three remaining operators. Moreover, 3G licenses were issued to the three telecommunications operators in January 2009 by the PRC government. China Mobile received the TD-SCDMA license, China Unicom received the WCDMA license and China Telecom received the CDMA2000 license. Since then, all operators have started the construction of 3G networks. We believe that, due to the recent issuance of 3G licenses, telecommunications operators in China will significantly increase their capital expenditure and investment in wireless coverage and base station products, which we believe will drive the growth of our business.
Our RF parts and components are supplied to base station equipment manufacturers. These customers use our RF parts and components in their base station manufacturing. To date, we have become a qualified supplier of RF parts and components to several major domestic and foreign base station manufacturers, such as Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., Nokia Siemens Network and Ericsson (China) Co., Ltd. We have developed over 153 types of base station RF modules. We have begun supplying base station RF modules in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007 and to Nokia Siemens Network and Ericsson (China) Co., Ltd. since 2008. With rising production costs incurred by base station equipment manufacturers, more global base station equipment manufacturers have chosen to procure base station RF parts and components mainly in China in order to reduce their costs. We believe the demand for base station RF parts and components will grow rapidly and our revenues from base station RF modules will become one of our revenue growth drivers in coming periods.
Our revenues were RMB832.8 million in 2006, RMB979.3 million in 2007 and RMB984.7 million (US$144.3 million) in 2008. Our gross profit was RMB395.8 million in 2006, RMB367.9 million in 2007 and RMB233.3 million (US$34.2 million) in 2008. Our operating income was RMB179.2 million in 2006 and RMB116.0 million in 2007, and we had an operating loss of RMB130.1 million (US$19.1 million) in 2008. Our net income was RMB148.8 million in 2006 and RMB82.5 million in 2007, and we had a net loss of RMB146.4 million (US$21.5 million) in 2008.
Our Wireless Coverage Products and Services
Our principal business is the provision of wireless coverage products and services in China with our self-developed RF technology. In 2006, 2007 and 2008, revenues generated from the provision of wireless coverage products and services accounted for approximately 95.3%, 82.3% and 77.5% of our revenues, respectively.

Wireless Coverage Products
We produce a wide range of wireless coverage products, including repeaters, trunk amplifiers and base station amplifiers. The principal functions of wireless coverage products are to extend wireless coverage and improve radio signal quality. Our wireless coverage products support various transmission protocols, including GSM, CDMA, TD-SCDMA, WCDMA and CDMA2000. We participated in the formulation of TD-SCDMA and WCDMA repeater standards by the China Communications Standards Association, or CCSA, and wireless coverage network management standard by China Mobile group. We were selected to build TD-SCDMA trial network coverage systems for the 2008 Beijing Olympics, TD-SCDMA network coverage phase II in 28 cities in China in 2008 and were selected by China Unicom group as its sole provider to build CDMA-2000 coverage system in Macau in 2008.
We use our wireless coverage products in two principal function areas: indoor and outdoor coverage. We provide a customized solution for each project, taking into account factors such as existing coverage of the base stations, target coverage requirements, unique geographic and topographic features of the vicinity and other project-specific conditions.
Indoor Coverage. In order to achieve effective coverage and distribution in indoor environments, such as high-rise buildings, underground areas and elevators, we use antennas, couplers, trunk amplifiers, repeaters and other accessories to construct a complete indoor coverage distribution system that enables evenly distributed emissions of radio signals from the base stations to cover the entire facility. Our indoor coverage products support various transmission protocols, such as GSM networks (1,800 MHz and 900 MHz), CDMA, TD-SCDMA, CDMA-2000 and WCDMA. We also provide point of interface, or POI, products that are capable of supporting multiple protocols simultaneously, which offers effective coverage platform solutions in subways, indoor stadiums and other large indoor facilities.
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
Installation of Wireless Coverage Products. Once we receive confirmation for the design plan from our customer, we proceed with product development and engineering, and begin discussions with the property owner or the manager of the building, in collaboration with our customer, to arrange the installation of the wireless coverage products. After we engineer, produce and assemble the products, we deliver them from our production facility to the project site. In general, one of our subsidiaries, Shenzhen Kaixuan, is responsible for the installation of our wireless coverage products. We also hire third-party contractors to carry out the initial installation under the supervision of our project design and technical service team. We use more than 230 contractors across China, all of whom are independent third parties. After completion of the initial installation process and the connection of our products to the customers’ base stations, we test the system to evaluate its performance and make adjustments to optimize its functionality. We test the products at the customer’s premises to ensure that they function properly before our customer issues the completion certificate. After the issuance of the completion certificate, the inspection of our installed wireless coverage products begins with further testing of our products by our customer.
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

Our Sales Cycle
Our nationwide sales and marketing team actively pursues business opportunities across all provinces and municipalities in China. All telecommunications operators, in an effort to shift to a more centralized procurement model in order to encourage more competitive pricing, adopted a new procurement policy since 2007 whereby the bidding processes for wireless coverage equipment and for services would be separately conducted, and procurement decisions would be made by the parent company and local affiliates, respectively. Under the new policy, providers of wireless coverage products such as ourselves may not win the bid for the servicing contracts even after winning the bid for equipment contracts, or vice versa. This change in our major customers’ overall procurement policy may cause us to lose revenue with respect to any single wireless coverage project if we cannot win both equipment contract and service contract for the project.
The sales cycle for our wireless coverage equipment can be divided into the following phases:
Bidding Process. Our sales cycle for our wireless coverage products begins when a wireless operator or one of its subsidiaries requests proposals from us. After we complete a preliminary evaluation of the project, including its feasibility and profitability, we submit bids to the potential customer.
Wireless operators in China select the winning bid based on a number of factors and considerations, including:
•	pricing;
•	research and development capabilities;
•	quality of products in terms of performance, functionality and reliability;
•	overall financial strength and operational scale;
•	range and standards of services to be provided, including after-sale services.
Typically, wireless operators in China request that bids also include the following terms:
•	specifications contained in customers’ bid invitations; and
•	operational manuals and staff training.
Delivery. After we receive the purchase order from the regional customers, we will begin our delivery of equipment and the customers will then provide us with delivery certificates.
Contract Signing. Upon receipts of delivery certificate, we will enter into contracts with our customers.
Payment. According to the payment terms, we typically have the right to collect 70% to 80% of our equipment sale contract sum after 30-60 days of delivery and the remaining balance will be due depending on the payment terms negotiated with different customers, which are often linked with the inspection and warranty period of the project. However, customers may not promptly make the payments and generally take longer to make the payments.
The sales cycle for our wireless coverage integrated services can be divided into the following phases:
Bidding Process. Our nationwide sales and marketing team actively pursues business opportunities across all provinces and municipalities in China. The process begins when a wireless operator requests proposals from us for wireless coverage integrated services. After we complete a preliminary evaluation of the project, including its feasibility and profitability, we submit bids to the potential customer.

Wireless operators in China select the winning bid based on a number of factors and considerations, including:
•	pricing;
•	project design, installation and after sales services capacities; and
•	overall financial strength and operational scale.
If we win the bid, the operator generally issues a written letter of acceptance. Occasionally, the operator gives us verbal notice only. The design, engineering, implementation and installation stages begin after the operator confirms our winning bid. According to the PRC Law on Invitation and Submission of Bids and the PRC Contract Law, a letter of acceptance issued by the bid-inviting party or a verbal confirmation of acceptance by the bid-inviting party, together with its bid invitation materials and our bid-tendering materials, constitutes a legally binding contract between the bid-inviting party and the winning bidder. We believe that, upon the acceptance of our bid by our customers, we have a legally enforceable right against our customers as a matter of contract law; however, our PRC counsel has advised us that enforcement of our rights to payment in the PRC courts may be difficult. For more details, see Item 3. “Key Information—Risk Factors—Risks Relating to Our Company—We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity.” To date, we have not had any disputes with our customers in respect of any of our successful bids confirmed verbally or in writing by our customers.
Design and Installation. When we win the bid, we begin to locate a site at the customer’s premises which is suitable for installation according to the customer’s overall plan. We then perform signal tests and design the installation plan. We begin our installation after the customer accepts our installation plan. After completion of the installation process, we test the system to evaluate its performance and make adjustments to optimize its functionality. Upon completion of the installation of our wireless coverage products for a project, we request that our customer issue a completion certificate to confirm completion of the initial installation. We are often engaged in a number of projects with one customer at the same time. To reduce the administrative burden of managing multiple projects, our customers often group projects together and issue completion certificates for all the projects at the same time, resulting in the delay of receipt of completion certificates until the completion of the last project.
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
Payment. Our sale and purchase contracts permit our customers to pay in installments upon the occurrence of contractually stipulated payment events during the sales cycle. Contractual terms for the installment payments vary between our customers. Typical payment events include delivery of our products, satisfactory preliminary inspection, satisfactory final inspection and expiration of our warranty period. At the occurrence of each payment event, customers are generally required to pay a percentage of the contract price. Although the typical payment terms are up to 30 days after the occurrence of each payment event, customers may not promptly pay the installment and generally take longer to make the payment. For more details on payment from our customers, please see Item 5. “Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Accounts Receivable and Receivable Selling.”

Selected Completed Projects
We completed 10,539 projects in 2006, 12,764 projects in 2007 and 11,462 projects in 2008. The following list represents select wireless coverage projects for the year ended December 31, 2008. These projects demonstrate different applications of our wireless coverage products, such as for office buildings, shopping centers, hotels, airports, highways, tunnels and scenic areas, as well as different geographic locations.

Project	Location	Customer	Completion date
Indoor coverage
Southern Beijing Railway Station	Beijing	China Netcom Group	June 2008
Beijing Olympic Venues	Beijing	China Mobile group	June 2008
Guangzhou Pazhou International Convention Center	Guangzhou	China Mobile group	March 2008
Baoli World Trade Center Phase I & II	Guangzhou	China Unicom group	September 2008
Petro China Building	Beijing	China Mobile group	September 2008
Shanghai Mint	Shanghai	China Telecom group	May 2008
Shanghai Tan Mansion	Nanning	China Unicom group	October 2008
Shenzhen China Travel (HK) Building	Shenzhen	China Mobile group	July 2008
Diwang Tower of Nanning	Nanning	China Telecom group	November 2008
The National Bureau of Statistics	Beijing	China Mobile group	June 2008
Outdoor coverage
Macau Weather Bureau	Macau	China Unicom group	April 2008
Bayingou Dushanzi Resort	Xinjiang	China Mobile group	August 2008
Quanzhou Overseas Chinese District Gymnasium	Fujian	China Mobile group	May 2008
Zhuhai Tangjia Golf Club	Zhuhai	China Unicom group	November 2008
Chengdu Hi-Tech West District Council Center	Chengdu	China Unicom group	August 2008
Badaling Highway	Beijing	Beijing JustTop Network Communication Co., Ltd.	January 2008
Beijing Sanlitun Shishang Street District	Beijing	China Mobile group	June 2008
Qiaoxiang Village Phase I & II	Shenzhen	China Mobile group	November 2008
Zunchong Highway Liangchahe Tunnel	Zunyi	China Mobile group	April 2008
Xiaying Village portion of Beijing-Guangzhou Railway	Beijing	China Mobile group	September 2008
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
We mainly produce passive modules. Our passive modules include filters, duplexers, multi-frequency splitters, combiners and couplers and antenna. Compared to traditional filters, our patented filters are able to generate a more powerful electromagnetic force with which to transmit microwave signals and are capable of significantly reducing the level of external and internal interference that disrupts wireless transmissions.
Base Station RF Parts and Components
Since the fourth quarter of 2005, we have focused on developing base station RF parts and components which are major building blocks of base stations and also the most crucial step in the manufacturing of base stations. Their costs account for more than 50% of the overall production costs of base stations. We believe the shifting of procurement for base station RF parts and components to China has become a trend and will accelerate the demand for base station RF parts and components in China, from which we expect to benefit. We have begun supplying base station RF modules in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007 and to Nokia Siemens Network and Ericsson (China) Co., Ltd. since 2008. We expect that revenues from base station RF modules to become one of our revenue growth drivers in coming periods.
The business cycle of RF parts and components involves the following phrases:
•
We first go through stringent certification processes to become a certified supplier of base station equipment manufacturers. Each equipment manufacturer has its own unique certification process, the principal conditions of which include production capacity, management efficacy, quality control, environment protection, and overall reputation. To date, we have been certified by seven major base station equipment manufacturers.

•
We next obtain technology certification from our equipment manufacturer customers and conduct product development according to the customer specifications. All of our RF products and components are customized for each client’s unique specifications.

•
We then provide samples for certification by our base station equipment manufacturer customers. We have to date developed more than 153 types of RF modules and RF subsystem products for various equipment manufacturer customers.

•
Thereafter, we obtain purchase orders with trial quantities, and if our customers are satisfied with the trials, our customers will request proposals from us for RF parts and components. We then submit bids to the customers.

•	If we win the bid, we will proceed to bulk production.
•	We generally provide a credit period for payment to our customers and payments are usually made within 90 to 180 days of delivery.
Base Station RF Subsystem
Since 2007, we began to develop remote RF unit, or RRU, which is an crucial part of a 3G signal distribution system. Through this distribution system, we can locate RRU close to an antenna and connect RRU and indoor baseband unit, or BBU, by the fiber. The distribution distance between BBU and RRU by using fiber are longer than using coaxial cable. By using RRU, operators will have flexibility in choosing their own location and network layout. Moreover, RRU is reliable, easy to maintain and cost-saving.
Production
Production Facilities
Our production facilities are located in Shenzhen. Prior to the divestiture of our two wholly-owned subsidiaries in Quanzhou, namely, Lake Communication and Lake Microwave, in December 2008, we had a production facility in Quanzhou and an additional production facility in Shenzhen. Since then, we have increased our main production lines and expanded our production capacity at our production facilities in Shenzhen. We plan the utilization of our production capacity based on projected orders from customers for our wireless coverage products and RF products.
As of December 31, 2008, the production capacity and utilization rate of our production facilities were as follows:

Production facilities	Type of products	Capacity	Utilization
		(sets per month)	(sets per month)
Shenzhen	Wireless coverage products	4,108	2,914
	RF parts and components for base stations	38,000	30,889
In 2009, we established new production lines for RF parts and components for wireless coverage products. Our current capacity for these new production lines is approximately 12,000 sets per month.
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

Research and Development
We have strong in-house RF technology research and development capabilities. As of December 31, 2008, our in-house research and development team had 337 engineers and technicians from the wireless communication industry in China. Our key research and development experts have over 10 years of experience each in the telecommunications industry. We have a research and development facility in Shenzhen. Our research and development activities focus on new generation RF core technology, new product development, functionality enhancement and manufacturing process improvement.
RF Technology
RF is the fundamental technology that enables wireless telecommunications products to transmit and receive signals. Our capabilities span a wide range of RF technologies, covering the complete radio frequency from 350 MHz to 50 GHz. Our technology allows our RF-based wireless coverage products to support a wide range of communication protocols including GSM, CDMA, TD-SCDMA,WCDMA, CDMA2000 and digital trunk communications. We have made significant innovations in a number of core RF technologies, particularly those relating to filters and power amplifiers. Our filters are able to generate a more powerful electromagnetic force with which to transmit microwave signals and significantly reduce the level of external and internal interference that disrupts wireless transmissions. Our RF power amplifiers are distinguished by their high linearity and power efficiency standards.
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
Research and development expenditure for each of the three years ended December 31, 2008 were RMB47.7 million, RMB56.5 million and RMB70.2 million (US$10.3 million), respectively, representing approximately 5.7%, 5.8% and 7.1% of our revenues and 22.0%, 22.4% and 19.3% of our total operating expenses, respectively.
Sales, Marketing and Key Customers
Sales and Marketing Team
As of December 31, 2008, we had 357 sales and marketing professionals located in 28 offices covering 30 provinces and municipalities across China. We require our sales and marketing professionals to undergo extensive and ongoing training to constantly refresh their product knowledge and to keep them apprised of the latest trends and developments in the PRC wireless communication industry. Through the efforts of our sales and marketing team over the past few years, we were, as reported by BAYES, the second largest supplier of wireless coverage products and services in China in 2008.
Because of the technical nature of our product offerings, we emphasize close collaboration between our sales and marketing team and our project design and technical service team in order to provide optimal service to our wireless coverage customers. As of December 31, 2008, we had 1,333 engineers and technicians on our project design and technical service team servicing these customers. These professionals perform network testing and evaluation, formulation of design plan and implementation of wireless coverage projects. We also rely on them for after-sale technical services to our wireless coverage customers.
We also have a dedicated sales and marketing team for base station equipment manufacturer customers of our base station RF products, all 13 members of which have extensive technical knowledge and are familiar with customer specifications and demands. They are also responsible for providing after-sale technical services to our equipment manufacturer customers.
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
Key Customers
Our two largest customers are the China Unicom group and the China Mobile group. Since 2004, we have also provided wireless coverage products and services to the China Telecom group and the China Netcom group. The following table sets forth our revenues attributable to our sales to the China Unicom group, the China Mobile group, the China Telecom group, the China Netcom group and base station equipment manufacturers in absolute terms and as a percentage of our revenues for the periods specified:

	Year ended December 31,
	2006		2007		2008
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except for percentages)
Wireless coverage products:
China Unicom group	298.7	35.9%	377.8	38.6%	244.5	35.8	24.8%
China Mobile group	277.1	33.3	317.7	32.4	390.3	57.2	39.6
China Telecom group	89.2	10.7	49.6	5.1	75.4	11.1	7.7
China Netcom group(1)	69.2	8.3	20.5	2.1	4.7	0.7	0.5
Overseas customers	10.0	1.2	11.6	1.2	8.1	1.2	0.8
Others	56.6	6.8	28.6	2.9	40.1	5.8	4.1

Subtotal	800.8	96.2	805.8	82.3	763.1	111.8	77.5

RF products:
Base station equipment manufacturers	32.0	3.8	173.5	17.7	221.6	32.5	22.5

Total	832.8	100.0%	979.3	100.0%	984.7	144.3	100.00%

(1)	As part of the restructuring of the Chinese telecommunications operators, China Netcom group merged with China Unicom group in 2008.
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

We intend to further strengthen our relationship with the China Unicom group and the China Mobile group, and at the same time, further develop relationships with the China Telecom group. To accomplish that goal, we have identified specific members of our sales and marketing team as our dedicated customer relationship contacts to service our existing and potential customers. In 2008, we generated approximately RMB75.4 million (US$11.1 million) from the China Telecom group, accounting for approximately 7.7%, of our revenues in the year.
For further information about our reliance on the China Unicom group and the China Mobile group, please refer to “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We derive a significant portion of our revenues from the China Unicom group and the China Mobile group and our revenues could decline significantly if either of them reduces its purchases of our wireless coverage products and services.”
In addition, we have become a qualified supplier of RF parts and components to several major domestic and foreign base station manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., and Nokia Siemens Network and Ericsson (China) Co., Ltd. We have begun supplying base station RF modules in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007 and to Nokia Siemens Network and Ericsson (China) Co., Ltd. since 2008.
Suppliers and Raw Materials
The raw materials used to produce our products mainly include various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. We source most of our raw materials inside China except for some electronic components that are purchased from sales agents of foreign companies in China. We procure raw materials from companies that have satisfied our supplier review and have been selected through a competitive bidding process. Base on their products supplied to us, our suppliers are divided into three categories: core suppliers, major suppliers and general suppliers. We have established different performance criteria and scope of cooperation for each category of suppliers. All of our suppliers are subject to stringent review procedures by our team of specialists in supplier certification, which covers the areas of technology, quality, response time, pricing, environmental protection and social responsibility. We currently have nine core suppliers for our core manufacturing processes of mechanical processing, electronic plating and modules. All of these suppliers are leaders in their respective sectors and have a proven track record of supplying to globally-renowned companies. In the near future, we plan to separate the sources the supplies of our research and development projects from those for mass production, streamline the existing organization of suppliers and establish price management systems, in order to build a company-wide logistics information platform. In some cases, our customers require us to purchase raw materials from their approved suppliers. Our raw material purchases are paid in Renminbi and typically have a credit term of 90 days. As we have an extensive list of suppliers, we do not rely on any single supplier or group of suppliers to provide any of our raw materials. In 2006, 2007, and 2008 purchases from our top five raw material suppliers accounted for approximately 19.3%, 24.8% and 28.0% of our total purchases of raw materials, respectively.
Competition
The wireless coverage market in China is very competitive and is characterized by rapid technological advancements, frequent development of new products, and downward pricing trends over the life of a product. In their requests for proposals, PRC telecommunications operators typically request a complete analysis and proposal for the design, installation and warranty. The provision of wireless coverage products and services requires the skills and efforts of a large number of technical personnel to put together the design plan, to supervise the installation by third parties and to provide after-sale services. Compared with international providers, PRC domestic providers have the advantage of having a lower cost base and, as such, currently dominate the market in China. According to BAYES, there were seven major providers of wireless coverage products and services, which collectively held approximately 40.5% market share in China as of December 31, 2008. Competition among these wireless coverage product and service providers over the past five years has resulted in the emergence of a few dominant players. According to BAYES, the top three providers of wireless coverage products and services in China were all PRC companies and included Comba Telecom Systems Holdings Ltd., or Comba, Wuhan Hongxin Telecommunication Technologies Co., Ltd, or WHTT, and our company. Together, the top three dominant players accounted for approximately 26.2% of the total market share in 2008, with Comba, our company and WHTT representing 10.0%, 8.4% and 7.8% of the total market in terms of the contract amount, respectively.
The competitive environment of the PRC wireless coverage market has undergone the following changes in recent years, and we expect will continue to experience similar trends:
•	steadily increasing market demand;
•	increasing technical requirements;

•	increasing number of transmission protocols, from GSM and CDMA to 3G protocols such as TD-SCDMA and WCDMA;
•	expanding customer base, beginning with the China Mobile group and the China Unicom group, and now including the China Telecom group and overseas customers; and
•	increasing demand for 3G network construction and the triggering of expanded market opportunities that are expected to attract new competitors to enter into the wireless coverage market.
We believe that the key factors considered by customers when choosing a vendor for wireless coverage products and services include the vendor’s overall capabilities, such as ability to provide integrated coverage solutions, research and development capability, products quality, scope and flexibility of product offering, project design and installation capability, after-sale service capability, pricing, financial strength, as well as the customer’s previous experience and relationships with the vendor. We believe that our in-house RF technology research and development capability, our fully integrated production capability and our ability to provide integrated wireless coverage solutions to our customers give us a competitive advantage over our main competitors, Comba and WHTT. On the other hand, we have a shorter operating history than both Comba and WHTT and, therefore, a shorter historical relationship with the China Unicom group and the China Mobile group relative to them. In order to remain competitive and grow our business, we must strengthen our relationships with our existing customers, develop relationships with new customers and expand into new products and markets.
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
In the mid- to lower-end market for RF parts and components, we and other suppliers tend to compete on speed of supply largely because customers in this market sector generally require supply on short notice. Although overseas manufacturers may have more advanced technologies, they often lack a sales network and/or sufficient technical support in China. Among domestic manufacturers, we have a competitive edge due to our strength in RF technology, our low production cost and our relatively strong financial position. To date, we have become a qualified supplier of RF parts and components to seven major domestic and foreign base station manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., Nokia Siemens Network and Ericsson (China) Co., Ltd. Although these arrangements will stabilize our market and incentivize our research and development efforts, we do not expect them to reduce our research and development expenses.
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
Property
Owned Property
In October 2007, we moved our research and development and production facilities in Shenzhen to a property that we own inside Hi-Tech Park, Nanshan District, Shenzhen with a total site area of approximately 19,570 square meters and a gross floor area of approximately 73,000 square meters, namely our headquarters, Guoren Building. In July 2008, we also moved our principal executive office to this property. We executed the relevant sale and purchase agreement in January 2006 with the Shenzhen land bureau, and obtained the land use rights to this property. We occupy the property in Shenzhen for manufacturing, research and office purposes. In addition to our own usage, we have spare office space with a gross floor area of approximately 15,000 square meters available for lease by third parties. We leased a portion of this spare office space in 2009.
In addition, our wholly-owned subsidiary, Shenzhen Kaige, also owns an office premise with a gross floor area of 1,476.4 square meters in Futian, Shenzhen. We plan to lease out this office premise.

Leased Property
We also lease properties for our sales offices and warehouses from time to time. Our leases generally have a term of five to 60 months and are due to expire between January 2009 and July 2012. Under most of our leases, we have a right of first refusal to renew them on similar terms and for similar periods as the previous contracts. Our total rental payments in 2008 were RMB8.1 million (US$1.2 million).
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
As of June 30, 2009, we have 101 registered patents and 108 pending patent applications with the Patent Office of the National Intellectual Property Office of China, including our repeaters, filters and antennas as well as wireless local area network, or WLAN, technology and products. Most of our patent applications only cover patent protection in China; however, starting in 2008, we have applied for patent protection from Patent Cooperation Treaties organizations in relation to certain parts of our patents.
We have nine registered trademarks, four registered with China’s Trademark Office of the State Administration for Industry and Commerce and one registered in Hong Kong. We have also filed applications for registration of ten trademarks in China. In addition, we are the registered owner of the domain name, www.grentech.com.cn. We also own copyrights to 21 types of computer software which are registered in China and related to our wireless coverage product monitoring and wireless access system.
In 2006, 2007 and 2008, we generated revenues of RMB441.3 million, RMB445.1 million and RMB475.0 million (US$69.6 million), respectively, from the sales of our patented products, representing 53.0%, 45.4% and 48.2% of our revenues, respectively. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.
Insurance
We have casualty insurance coverage on our property, our goods in transit, and our employees’ personal risks. We do not have insurance coverage on our other assets, inventories, interruption of business or product liabilities.
Employees
As of December 31, 2008, we had a total of 3,057 full-time employees. A breakdown of our employees by function as of the same date is set forth below:

Number of employees
Management and administrative	224
Research and development	337
Production and quality control	806
Project design and technical service	1,333
Sales and marketing	357

Total	3,057
In order to maintain quality, knowledge and skill levels of our employees, we place a strong emphasis on training. We provide training to our employees periodically, ranging from introductory training for new employees, technical training, performance enhancement training, professional enhancement training, team-building and communications training.
As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC municipal governments in the areas where we operate. We have no obligation beyond the monthly contributions of 8% to 9% of basic staff salaries. Our contributions to the statutory retirement plans are charged to the consolidated statement of operations as and when incurred. The total amount of contributions we made to employee benefit plans in 2006, 2007 and 2008 was RMB11.0 million, RMB12.0 million and RMB16.8 million (US$2.5 million), respectively.

None of our employees are currently unionized, but they have the statutory right under PRC law to join or organize workers’ unions in China. We have not experienced any significant difficulty in recruiting employees nor have had any significant staff compensation or labor disputes. We consider our relations with our employees to be good.
We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and generally for three years thereafter.
Legal Proceedings
We are not currently a party to any material litigation and are not aware of any pending or threatened material litigation.
Industry Regulation in China
The PRC government regulates the various aspects of the research, development and production of radio transmission equipment and installation of wireless coverage equipment in China. MIIT and its counterparts in the local governments are the principal regulators of the telecommunication and related industries in China.
Research, Development and Production of Radio Transmission Equipment
In order to engage in the research and development business for a new type of radio transmission equipment in China, an entity must file with the Radio Management Bureau of MIIT. In order to conduct a radio transmission with equipment under research and development, the entity must set up a temporary station in accordance with relevant regulations for that purpose.
A manufacturer of radio transmission equipment in China must file a product type certificate and a product type code for its radio transmission equipment with the Radio Management Bureau of MIIT. The manufacturer must mark the product type approval code on the labels of its finished equipment. Without prior authorization from the PRC government, manufacturers may not produce or sell any model of radio transmission equipment with specifications lower than those required in the approval certificate. Unless the type of radio transmission equipment has been approved by the Radio Management Bureau, the manufacturer may not produce, sell, use or advertise such equipment in China. The manufacturer may, however, produce radio transmission equipment for the export market without such approval from the Radio Management Bureau.
Connection of Radio Communication Equipment with a Public Telecommunication Network
China has a network access license system to regulate the connection of radio communication equipment with a public telecommunication network. Without a network access license issued by MIIT, radio communication equipment may not be connected to a public telecommunication network or sold in China. Network access licenses have a term of three years. A manufacturer that wishes to continue production and sale of radio communication equipment beyond the three-year term may apply to extend the license for an additional three-year term. The manufacturer must affix the network access license marks on its radio communication equipment as well as on its packaging and advertising materials. The manufacturer must apply for a new network access license if there is any change to the equipment that is inconsistent with the scope of the network access license.
Installation of Wireless Coverage Equipment
Installation of wireless coverage equipment constitutes construction work under applicable regulations in China. Construction companies are subject to various on-going qualification requirements and must obtain a construction enterprise qualification certificate from the relevant authorities in China.
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
Our Compliance with Regulations
Shenzhen GrenTech produces, sells and engages in research and development activities relating to RF technology and other wireless coverage products. Accordingly, Shenzhen GrenTech is required to obtain and has obtained product type approval certificate and product type approval code for radio transmission equipment issued by MIIT.
Shenzhen Lingxian primarily develops monitoring software for wireless coverage equipment and sells such software to Shenzhen GrenTech, which are not regarded as communication equipment under PRC law.
Shenzhen GrenTech RF develops, manufactures and sells RF parts and components, which are not regarded as communication equipment under PRC law.
Other than holding 100% equity interest in Shenzhen Kaixuan and certain real property interest in China, Shenzhen Kaige does not have any other business operation.
Shenzhen Kaixuan mainly provides installation services of our wireless coverage products, and develops and sells integration technology for information network systems. Shenzhen Kaixuan is required to obtain and has obtained a certificate for qualification issued by MIIT under PRC law. Shenzhen Kaixuan has obtained a construction enterprise qualification certificate and is qualified in China to engage in electronic engineering projects such as communication and integrated information network projects. We also ensure that all contractors we select for our installation work have proper construction enterprise qualification certificates.
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
We have a strong in-house RF technology research and development capability. Our team of 337 researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen. As of June 30, 2009, we have 101 registered patents and 108 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.
Our wireless coverage products enable telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products. To date, we have developed over 547 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, the China Unicom group and the China Mobile group. Since 2004, we have also provided a portion of our wireless coverage products and services to the China Netcom group (prior to its merger into the China Unicom group in 2008) and the China Telecom group. According to BAYES, we were the second largest provider of wireless coverage products and services in China in 2008. In recent years, the wireless coverage market in China has benefited from increased capital expenditure by PRC wireless operators. Further, the capital expenditure of the wireless coverage industry in China is expected to reach RMB6.5 billion in 2009, RMB8.0 billion in 2010, RMB9.4 billion in 2011, RMB10.6 billion in 2012 and RMB11.5 billion in 2013, according to BAYES. We believe that the increasing capital expenditure will afford us an opportunity to grow our revenues in the wireless coverage market. In addition, the Chinese telecommunication restructuring plan significantly altered the industry, creating three new operators that have both mobile and fixed-line services. In the past, Chinese fixed-line operators, which were split along geographical lines, were not permitted to offer mobile services, while mobile operators were not allowed to offer fixed-line services. By restructuring the operators into companies that offer both types of services, the Chinese government enhanced the competitiveness of the three remaining operators. Moreover, 3G licenses were issued to the three telecommunications operators in January 2009 by the PRC government. China Mobile received the TD-SCDMA license, China Unicom received the WCDMA license and China Telecom received the CDMA2000 license. Since then, all operators have started the construction of 3G networks. We believe that, due to the recent issuance of 3G licenses, telecommunications operators in China will significantly increase their capital expenditure and investment in wireless coverage and base station products, which we believe will drive the growth of our business.
Our RF parts and components are supplied to base station equipment manufacturers. These customers use our RF parts and components in their base station manufacturing. To date, we have become a qualified supplier of RF parts and components to several major domestic and foreign base station manufacturers, such as Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., and Nokia Siemens Network Ericsson (China) Co., Ltd. We have developed over 153 types of base station RF modules. We have begun supplying base station RF modules in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, and to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007 and to Nokia Siemens Network and Ericsson (China) Co., Ltd. since 2008. With rising production costs incurred by base station equipment manufacturers, more global base station equipment manufacturers have chosen to procure base station RF parts and components mainly in China in order to reduce their costs. We believe the demand for base station RF parts and components will grow rapidly and our revenues from base station RF modules will become one of our revenue growth drivers in coming periods.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
The following are key factors that affect our financial condition and results of operations. They are important to the understanding of our business:
Expenditure by Wireless Operators and Base Station Equipment Manufacturers
Our business is largely dependent on the demand for our wireless coverage products and services from wireless operators in China. Accordingly, the amount of wireless network capital expenditure by our customers, especially our two largest customers, the China Unicom group and the China Mobile group, has had and will continue to have a material impact on our revenues. In addition, revenues from the sales of our RF parts and components have accounted for an increasing percentage of our sales in 2006, 2007 and 2008. As a result, we expect the growth in the domestic demand for these products will continue to drive our revenue growth.
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
For our sale of equipment, we only begin to recognize revenues when delivery has occurred, the customer has signed a sale and purchase contract with us and issued a delivery certificate to us.
For our integrated services, we recognize revenues when the services have been rendered in full and the customer has signed a contract with us and issued a preliminary inspection certificate which indicates the customer’s acceptance of the installation services provided.
Under the payment terms of our contracts and as a customary practice of the wireless coverage industry in China, we allow our customers to pay the contract amount in installments upon the occurrence of certain events, such as the delivery, the issuance of the completion certificate, the issuance of the preliminary inspection certificate, the issuance of the final inspection certificate, and the expiration of the warranty period. The installment terms of our contracts range from six months to three years. On a weighted average basis, under our contracts, approximately 42% of the contract value is due upon the delivery or the issuance of the completion certificate, approximately 36% is due upon the issuance of the preliminary inspection certificate, approximately 18% is due upon the issuance of the final inspection certificate and approximately 4% is due upon the expiration of the warranty period. To the extent revenue recognized under a contract is not yet paid, we record it as an account receivable. We record the portion of the amounts due under our contract payment terms in excess of the revenue recognized as deferred income, which is included in other payables. We classify amounts due beyond one year determined by contractual terms and customers’ payment history as long-term accounts receivable and we discount them at the prevailing interest rate as published by the People’s Bank of China, the PRC central bank. We make provisions for estimated settlement discounts we may provide to our customers and record them as a reduction in revenues. The settlement discount is our best estimate based on our past billing and collection experience with our customers and our negotiation with customers. We determine such discount separately on a contract by contract basis. In addition, we will review our settlement discounts periodically to ascertain that these settlement discounts are sufficient but not excessive.

We wrote back RMB5.1 million and RMB4.3 million in settlement discounts in 2006 and 2007, respectively. We made provisions for settlement discounts of RMB13.8 million (US$2.0 million) in 2008 in order to accelerate the collection of account receivables which may have been affected by the telecommunication industry restructuring in 2008. We sold an aggregate of RMB202.2 million (US$29.6 million) of our accounts receivable to banks in 2008. Our sale of accounts receivable was with limited-recourse where we receive 100% of the face value of accounts receivable sold, net of bank fees. We must, however, keep at the bank a time deposit as a pledge in the amount of 10% to 20% of the aggregate accounts receivable we sold to the bank that remain unsettled by our customers at all times. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for additional information on our accounts receivable position and our receivable selling arrangements. See “— Revenues — Provision of Wireless Coverage Products and Services” for additional discussions on our policy of recognizing wireless coverage products and services revenues. The gap of time between our recognition of revenues and the occurrence of various payment events has created a long accounts receivable cycle. The time difference between payment events typically ranges from six months to three years. In addition, our accounts receivable cycle can be further lengthened if our customers do not promptly make installment payments upon the occurrence of the related payment events.
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
Liquidity Concern Arising out of Our Accounts Receivable Cycle and Revenue Cycle
Our contract practice described above has resulted in a significant working capital demand for the operation of our business. This includes, among other things, a substantial build-up of inventories, in particular, finished goods, and long accounts receivable cycle. Our revenue cycle also impacts our liquidity needs. We tend to recognize more revenues and collect most of them during the fourth quarter of the year. In 2006, 2007 and 2008, our collections in the fourth quarter constituted 53.8%, 62.4% and 43.8% of our total collections during the respective years. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of a year and typically deliver and install much more during the third and fourth quarters. As a result of our revenue cycle and our long accounts receivable cycle, we tend to have more working capital toward the end of the year and the first part of the subsequent year and tend to have less working capital during the middle part of the year, especially the third quarter. Our ability to rely on cash generated from our operations to finance our working capital and other needs of our operations is therefore substantially limited. Accordingly, we are highly dependent on bank financing and the sale of accounts receivable to fund our working capital requirements and to support our liquidity. Historically, we have principally relied on bank loans to finance our working capital needs. As of December 31, 2006, 2007 and 2008, we had an aggregate of RMB336.1 million, RMB456.1 million and RMB500.2 million (US$73.3 million), respectively, of short-term bank loans outstanding. As of December 31, 2008, we had an aggregate of RMB665.0 million (US$97.5 million) in short-term bank loans and bills payable facilities, of which RMB425.0 million (US$62.3 million) in short-term bank loans had been drawn and RMB110.6 million (US$16.2 million) in bills payable had been utilized. As of December 31, 2008, RMB40.0 million (US$5.9 million) in short-term bank loans and RMB115.2 million (US$16.9 million) in bills payable remained committed but not yet drawn or utilized. As of December 31, 2008, we had an aggregate of RMB130.0 million (US$19.1 million) in long-term bank loans outstanding. In addition, we had accounts receivable selling arrangements in the aggregate of RMB360.0 million (US$52.8 million), of which RMB319.8 million (US$46.9 million) had been drawn and RMB40.2 million (US$5.9 million) remained committed but not yet utilized as of December 31, 2008. Utilization of the unutilized bill payables facilities requires pledge of bank deposit in the amount of approximately 20% to 40% of the utilized facilities, and utilization of account receivable selling arrangements requires pledge of bank deposit in the amount of approximately 10% to 20% of the utilized facilities. We expect to continue to rely on bank loans, including bills payable, and the sale of our accounts receivable to finance our working capital needs as we grow our business. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for a discussion on our accounts receivable position and our bank borrowing and receivable selling arrangements.

Significant Quarterly Fluctuations of Our Results of Operations
We have historically generated a majority of our revenues from our wireless coverage products and services, and we have typically generated substantially less revenues in the first quarter of each year. Our customers usually perform completion inspections, issue completion certificates and sign sale and purchase contracts with us for the vast majority of our projects in June and December each year. This is because our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment, and their work is performed in accordance with their internal annual and semi-annual project management processes. As a result, our customers prefer performing completion inspections and signing contracts for all installed projects at the same time. Our principal customers are publicly traded companies, and their project management process is also influenced by their semi-annual reporting obligations. As a result, our revenues in the first quarter are much less than the second quarter, and our revenues in the third quarter are much less than the fourth quarter. We have therefore historically reported net losses in the first quarter, reflecting a combination of (1) the increased costs of performing our ongoing wireless coverage contracts as a result of the growth in volume of contracts and (2) lower levels of revenues generated during the first and third quarters. In 2006, 1.8%, 21.6%, 22.5% and 54.1% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB35.7 million in the first quarter. In 2007, 3.2%, 20.7%, 27.9% and 48.2% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB44.8 million in the first quarter. In 2008, 7.3%, 18.9%, 21.6% and 52.2% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB41.5 million (US$6.1 million) in the first quarter. As the volume of our contracts grows, we expect to continue to generate losses, particularly in the first quarter when revenue levels have been historically low. You should read “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We historically recognized significantly lower revenues in the first quarter, which sometimes resulted in net losses in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses” for additional disclosure.
The following table sets forth our unaudited consolidated statements of operations and selected consolidated balance sheet data for each of the 12 quarters ended December 31, 2008:

	Three months ended
	March 31,	June 30,	Sept, 30	Dec 31,	March 31,	June 30,	Sept, 30	Dec 31,	March 31,	June 30,	Sept, 30	Dec 31,
	2006	2006	2006	2006	2007	2007	2007	2007	2008	2008	2008	2008
	(in thousands of RMB)
Revenues	14,796	179,976	187,729	450,294	31,286	203,024	273,214	471,778	71,389	186,341	212,478	514,449
Cost of revenues	(6,787)	(90,505)	(98,659)	(241,089)	(18,300)	(120,378)	(165,634)	(307,124)	(49,420)	(124,216)	(149,635)	(428,096)
Gross profit	8,009	89,471	89,070	209,205	12,986	82,646	107,580	164,654	21,969	62,125	62,843	86,353
Operating expenses:
Research and development costs	(8,393)	(8,306)	(13,882)	(17,090)	(13,201)	(14,326)	(13,286)	(15,712)	(15,328)	(17,815)	(15,477)	(21,612)
Sales and distribution expenses	(24,138)	(26,606)	(25,905)	(36,299)	(28,599)	(31,854)	(33,636)	(32,727)	(28,810)	(31,014)	(26,841)	(51,859)
General and administrative expenses	(11,109)	(10,967)	(11,377)	(22,491)	(13,405)	(15,655)	(14,473)	(24,965)	(14,158)	(18,225)	(17,816)	(76,829)
Impairment of goodwill	—	—	—	—	—	—	—	—	—	—	—	(27,589)
Total operating expenses	(43,640)	(45,879)	(51,164)	(75,880)	(55,205)	(61,835)	(61,395)	(73,404)	(58,296)	(67,054)	(60,134)	(177,889)
Operating income/(loss)	(35,631)	43,592	37,906	133,325	(42,219)	20,811	46,185	91,250	(36,327)	(4,929)	2,709	(91,536)
Other (expense)/income
Interest income	859	5,761	8,108	4,458	2,456	1,776	2,525	15,556	5,472	4,764	4,482	16,539
Interest expense	(8,897)	(6,369)	(4,063)	(8,697)	(6,062)	(6,525)	(8,398)	(14,362)	(13,242)	(13,990)	(15,349)	(12,263)
Investment income	238	—	—	—	—	318	—	—	296	—	—	4,577
Foreign currency exchange gain/(loss)	1,101	—	(6,333)	(4,643)	(2,788)	(2,941)	(4,369)	(8,693)	(7,029)	(2,904)	(974)	489
Grant income	127	100	—	7,443	120	3,310	1,000	2,925	2,030	91	110	12,978
Total other (expense)/income	(6,571)	(508)	(2,288)	(1,439)	(6,274)	(4,062)	(9,242)	(4,574)	(12,473)	(12,039)	(11,731)	22,320
Income/(loss) before income tax benefit/(expense) and minority interests	(42,202)	43,084	35,618	131,885	(48,493)	16,749	36,943	86,676	(48,800)	(16,968)	(9,022)	(69,216)
Income tax (expense)/benefit	5,931	(3,583)	(5,043)	(15,582)	3,441	(1,360)	(3,816)	(8,586)	7,046	(277)	363	(10,289)
Income/(loss) before minority interests	(36,271)	39,501	30,575	116,303	(45,052)	15,389	33,127	78,090	(41,754)	(17,245)	(8,659)	(79,505)
Minority interests, net of tax	533	(68)	162	(1,894)	241	784	(5)	(38)	226	202	227	141
Net Income/(loss)	(35,738)	39,433	30,737	114,410	(44,811)	16,173	33,122	78,052	(41,528)	(17,043)	(8,432)	(79,364)
Dividends, accretion to redemption value and of foreign currency rate movements on mandatorily redeemable convertible preference shares	(909)	360	—	—	—	—	—	—	—	—	—	—
Net earnings/(loss) available to ordinary shareholders	(36,647)	39,793	30,737	114,410	(44,811)	16,173	33,122	78,052	(41,528)	(17,043)	(8,432)	(79,364)

	As of
	March 31,	June 30,	Sept, 30	Dec 31,	March 31,	June 30,	Sept, 30	Dec 31,	March 31,	June 30,	Sept, 30	Dec 31,
	2006	2006	2006	2006	2007	2007	2007	2007	2008	2008	2008	2008
	(in thousands of RMB)
Cash and cash equivalents	36,064	647,751	399,680	467,423	290,346	303,642	205,319	316,778	216,193	43,089	67,954	293,353
Pledged time deposits	65,044	65,652	77,150	238,618	212,319	228,065	213,208	259,786	216,602	188,817	131,999	122,368
Accounts receivable, net	461,360	563,192	604,360	747,859	720,433	806,760	938,746	925,838	890,095	960,019	959,887	728,260
Long-term accounts receivable	176,387	214,331	298,228	268,957	247,728	281,830	312,217	389,505	369,329	341,675	387,573	551,210
Short-term bank loans	183,990	261,631	266,050	336,050	333,550	426,050	436,050	456,050	506,050	429,925	448,083	480,207
Long-term debt	165,952	—	—	—	—	150,000	150,000	150,000	150,000	130,000	130,000	130,000
We anticipate that we will continue to experience significant fluctuations in revenues, cost of revenues and other results of operations from quarter to quarter during any year if our telecommunication operator customers continue their current contract practice in the future. This quarterly fluctuation of revenues and operating results has affected and is likely to continue to affect our cash flow and working capital positions.
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
The following table sets forth our revenue contribution by revenue source and as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Wireless coverage solutions
Sale of wireless coverage products	679.6	81.6%	575.3	58.7%	499.0	73.1	50.7%
Installation services	108.9	13.1	223.5	22.8	277.9	40.7	28.2
RF parts and components	32.0	3.8	173.6	17.7	221.6	32.5	22.5
Write back/(provision) for settlement discounts	5.1	0.6	4.3	0.5	(13.8)	(2.0)	(1.4)
Others	7.2	0.9	2.6	0.3	—	—	—
Total	832.8	100.0%	979.3	100.0%	984.7	144.3	100.0%
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
We provide most of our wireless coverage products and services to the China Unicom group, the China Mobile group and the China Telecom group. The Chinese government completed a restructuring plan for the country’s telecommunications operators in 2008, and issued 3G licenses to the three telecommunications operators in January 2009. We believe, due to the recent issuance of 3G licenses, telecommunications operators in China will significantly increase their investments in wireless coverage products and services, which we believe will drive the growth of our business.
RF Parts and Components. Our RF parts and components include RF parts and components for base stations and repeaters. We consume a substantial portion of our repeater RF parts and components internally for incorporation into our wireless coverage products. During the fourth quarter of 2005, we began to develop base station RF parts and components. We are the qualified supplier of base station RF parts and components to seven major domestic and foreign base station manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd, Nokia Siemens Network and Ericsson (China) Co., Ltd. Our sales of RF parts and components amounted to RMB32.0 million in 2006, RMB173.5 million in 2007 and RMB221.6 million (US$32.5 million) in 2008. We recognize revenues from the sale of RF parts and components at the time of transfer of the risks and rewards of ownership of these products, which coincides with our delivery of the products and transfer of title.

Cost of Revenues
Our cost of revenues consists of our cost of hardware and cost of related services. Our cost of revenues increased from RMB437.0 million in 2006 to RMB611.4 million in 2007 and RMB751.4 million (US$110.1 million) in 2008. Our cost of revenues as a percentage of revenues was 52.5%, 62.4% and 76.3% in 2006, 2007 and 2008, respectively. Although we expect unit production cost to continue to decrease in the future, we expect our gross profit margin to decrease slightly because we expect that the unit pricing of our products will continue to decrease as a result of intense market competition and, with respect to our wireless coverage products, the adoption of centralized bidding process by the wireless network operators, a downward pricing trend over the life of our maturing products, and an increasing percentage of the lower-margin products in our overall product mix.
The following table sets forth our cost of revenues contribution by category and as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of hardware	352.8	80.7%	459.8	75.2%	565.2	82.8	75.2%
Cost of services	84.2	19.3	151.6	24.8	186.2	27.3	24.8
Total	437.0	100.0%	611.4	100.0%	751.4	110.1	100.0%
Cost of Hardware. Cost of hardware includes our direct cost in manufacturing our wireless coverage products and RF parts and components, depreciation and amortization, purchase costs of raw materials and outsourced ancillary products from suppliers and manufacturers, as well as overhead such as compensation, bonuses and travel expenses of our own engineers and technicians engaged in the production process of our wireless products. Our cost of hardware also includes allowance for warranties. We accrue estimated warranty costs that we expect to incur during the warranty periods when we are required to provide free repair and replacement for defectively installed products. Our warranties generally extend for a period of 12 months to three years. Our allowance for warranties charged to cost of hardware in 2006, 2007 and 2008 amounted to 0.9%, 1.1% and 0.9% of our revenues, respectively. Our actual warranty expenditure in 2006, 2007 and 2008 were RMB7.7 million, RMB10.5 million and RMB8.7 million (US$1.3 million), respectively.
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
Operating Expenses
Our operating expenses consist of research and development costs, sales and distribution expenses and general and administrative expenses. The following table sets forth our operating expenses contribution by category and as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Research and development costs	47.7	22.0%	56.5	22.4%	70.3	10.4	19.3%
Sales and distribution expenses	113.0	52.2	126.8	50.4	138.5	20.3	38.1
General and administrative expenses	55.9	25.8	68.5	27.2	127.0	18.6	35.0
Impairment of goodwill	—	—	—	—	27.6	4.0	7.6
Total operating expenses	216.6	100.0%	251.8	100.0%	363.4	53.3	100.0%

Research and Development Costs. These include the remuneration of our research and development staff, depreciation and maintenance expenses for research and development equipment, raw material costs and rental costs for premises used for our research and development activities. Our research and development costs are expensed as incurred. We incur research and development costs primarily in connection with the development of RF parts and components and wireless coverage products, including 3G-related products and RF technology. Our research and development costs accounted for 5.7%, 5.8% and 7.1% of our revenues in 2006, 2007 and 2008, respectively. We expect our research and development costs as a percentage of revenues will remain stable in the near future.
Sales and Distribution Expenses. These include marketing and promotion expenses, remuneration and expenses of our sales staff, the operational expenses of our marketing offices and a portion of our freight costs. Our sales and distribution expenses accounted for 13.6%, 12.9% and 14.1% of our revenues in 2006, 2007 and 2008, respectively. We expect our sales and distribution expenses as a percentage of our revenues to decrease in the near future due to the recent changes of our major customers’ centralized bidding and procurement policy, which we expect will reduce the number of contract bids in which we participate, and in turn will lower our sales and marketing expenses. Our current sales and marketing plans continue to focus on the PRC wireless operators. We are also expending a portion of our marketing resources, including hiring of additional marketing staff, to increase our sales of RF parts and components to base station equipment manufacturers. We intend to carefully evaluate the cost and benefit associated with any of our overseas market expansion activities and do not currently expect any material increases in our sales and distribution expenses as a result of our overseas expansion plan.
General and Administrative Expenses. This expense category includes the remuneration of administrative staff, daily operational expenses, depreciation of fixed assets and allowance for accounts receivable. Our general and administrative expenses accounted for 6.7%, 7.0% and 12.9% of our revenues in 2006, 2007 and 2008, respectively. We make allowance for accounts receivable to the extent that we consider the collection of such accounts receivable to be doubtful. Our bad debt expenses amounted to RMB2.0 million, RMB16.2 million and RMB57.6 million (US$8.4 million) in 2006, 2007 and 2008, respectively. The significant increase in bad debt expenses in 2008 was mainly due to the write-off of aged accounts receivable balances due from our non-operator customers. These customers have been experiencing financial difficulties caused by a loss of market share due to changes in the procurement policies by the telecommunications operators and tightening of credit controls by PRC banks. We expect our general and administrative expenses to decrease moderately as a percentage of our revenues in the near future as we expect to implement internal cost control and reduction measures.
Impairment of Goodwill. We recognized a goodwill impairment loss of RMB27.6 million (US$4.0 million) in 2008 due to the fact that the global economic downturn and other factors had adversely affected the market value of our ADSs as of the end of 2008, which value is used as a basis by us for the determination of fair value of the reporting unit used to identify and measure impairment of goodwill in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142.
Interest Expense
Our interest expense primarily consists of (i) interest that we incur in bank borrowings, (ii) fees and discount charges incurred in connection with the sale of our accounts receivable, (iii) finance charges we incur on bills financing, and (iv) interest payable under the exchangeable bonds issued by several of our ordinary shareholders to our preference shareholders with us as the guarantor of such bonds. We incurred additional interest expense in 2008 as compared to 2007 due to increases in average interest rates and outstanding loan amounts to fund our working capital needs.
Our bills financing includes bills payable issued by us and acceptance drafts issued by our financing banks in favor of our vendors and suppliers as payments for goods and services we purchase from them and bills receivable discount facilities. Our bills payable allow our vendors and suppliers to receive payments in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount outstanding under each bill payable to the bank on or prior to the stipulated presentation date. The aggregate amount of bills payable that may be outstanding to our credit from time to time is subject to the total line of credit established in our credit facility agreements with our banks. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China.
The table below sets forth the components of our interest expense for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Bank loan interest	13,709	24,345	35,186	5,157
Receivable discounting fee (1)	8,666	7,753	13,521	1,982
Financial charges on bills financing	1,082	1,192	1,763	259
Interest on exchangeable bonds (2)	3,341	—	—	—
Others (3)	1,228	2,057	4,374	641
Total	28,026	35,347	54,844	8,039

(1)
We receive proceeds from the sale of accounts receivable and record a receivable discounting fee. Discount on the sale of accounts receivable is recorded as interest expense in the period during which it occurs. The significant increase of receivable discounting fee in 2008 was due to expected delay in collection which would require further discounting on the sale of accounts receivable.

(2)
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

(3)	Others mainly consist of bank fees.
Income Tax Expense
On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which took effect as of January 1, 2008. The new tax law also provides a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws and regulations. Based on the new law, the transitional tax rates of 18%, 20%, 22%, 24% and 25% are applied in measuring income tax effects of Shenzhen GrenTech, Shenzhen Lingxian and Shenzhen Kaixuan for 2008, 2009, 2010, 2011 and 2012 onwards, respectively, where applicable. Shenzhen GrenTech RF was established after March 16, 2007 and therefore is subject to income tax at 25% beginning on January 1, 2008. For more details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—If we lose certain government tax concessions, our profitability may be materially and adversely affected.”
Minority Interests, Net of Tax
Minority interests, net of tax, represent the portion of our income that is attributable to the noncontrolling interests in our consolidated subsidiaries during the year. These subsidiaries include Shenzhen Lingxian and Lake Microwave. In December 2008, we divested Lake Microwave. The terms of the divestiture were negotiated on an arms’ length basis and approved by our independent directors. The transfer of the equity interest in Lake Microwave was completed in December 2008. For details, please refer to “Item 4. Information on the Company.”
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
Revenue Recognition. We derive revenue from the provision of wireless coverage products and installation services, and, to a lesser extent, the sale of RF parts and components. We recognize revenue when we consider the following criteria met:
•	the risk and rewards are transferred;
•	delivery has occurred;
•	persuasive evidence of an arrangement exists;
•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and
•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the product sale.
Our sale of wireless coverage products is accounted for as a unit of accounting that is separate from our provision of installation services. Our installation services include initial installation, connection of the products to the customers’ base stations and subsequent testing of the connection. We recognize revenues from provision of installation services when we have rendered the services in full and received the preliminary inspection certificate. We generally use our contracts to determine the existence of an arrangement. We regard our products to be rendered and accepted upon issuance of the delivery certificate, and regard our installation services to be delivered and accepted upon issuance of the preliminary inspection certificate. Our sale and purchase contracts are generally fixed-fee arrangements although they permit our customers to settle the contract sum in installments upon occurrence of various payment events. We assess collectibility based primarily on the creditworthiness of the customer as determined by our credit checks and analysis as well as by the customer’s payment history.
When we recognize our revenues from the provision of wireless coverage products and services, we also deduct an estimated settlement discount that we may give to our customers in the future to encourage prompt payment. The settlement discount is based on our past billing and collection experience with our customers and our negotiation with customers. We determine such discount separately on a contract by contract basis. If actual settlement discounts made differ from our estimates, an additional provision or write back is made upon settlement. We wrote back RMB5.1 million and RMB4.3 million in settlement discounts in 2006 and 2007, respectively, We made provisions for settlement discounts of RMB13.8 million (US$2.0 million) in 2008 in order to accelerate the collection of account receivables which may be affected by the telecommunication industry restructuring in 2008. The following table sets forth an analysis of the settlement discount accounts for 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Balance at beginning of year	20,057	14,982	10,657	1,562
(Reversal)/provided during the year	(5,075)	(4,325)	13,768	2,019
Balance at end of year	14,982	10,657	24,425	3,581
Allowance for Doubtful Accounts. Our wireless coverage customers pay by installments, creating long accounts receivable cycles. We provide for an allowance for doubtful accounts based on our best estimate of the amount of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by taking into account factors such as historical experience, age of the accounts receivable balances and economic conditions. As of December 31, 2008, our allowance for doubtful accounts amounted to RMB25.3 million (US$3.7 million), which was mainly related to certain aged individual account receivables due from operator customers, and our collection cost may outweigh the aggregate amount of those outstanding account receivables. In addition, we wrote off RMB43.6 million (US$6.4 million) in doubtful accounts in 2008, which was mainly related to aged receivable balances due from certain customers who have been experiencing financial difficulties caused by a loss of market share due to changes in the procurement policies by major telecommunications operators and tightening of credit controls by PRC banks. The following table sets forth an analysis of the allowance for doubtful accounts for 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Balance at beginning of year	4,147	6,177	22,354	3,277
Derecognized on disposal of subsidiaries	—	—	(11,017)	(1,616)
Bad debt expense	2,030	16,177	57,574	8,439
Written off during the year	—	—	(43,588)	(6,388)
Balance at end of year	6,177	22,354	25,323	3,712

Inventories. Our inventories comprise raw materials, work in progress and finished goods. We state our inventories at the lower of cost or market value. We determine the cost of our inventories by using the weighted average cost method. Cost of work in progress and finished goods consists of direct materials, direct production cost and a proportional allocation of our production overhead. We determine the net realizable value of our inventories on the basis of anticipated sales proceeds less estimated selling expenses. At each balance sheet date, we identify inventories that are worth less than cost and write them down to their net realizable value and the difference is charged to our cost of revenues of that year. The amounts of write-down of inventories to net realizable value as of December 31, 2006, 2007 and 2008 were RMB0.7 million, RMB0.7 million and RMB42.2 million (US$6.2 million), respectively. The write-off of inventory in the amount of RMB42.0 million (US$6.2 million) in 2008 was mainly related to inventories that are no longer suitable for future network construction due to rapid advancement in wireless coverage technology and the rollout of large-scale 3G network construction.
Finished goods make up the majority of our inventories. Our high level of finished goods is primarily the result of the way we recognize our revenues from our provision of wireless coverage products and services. Our revenue recognition policy requires us to expense our finished goods in inventory at the point when the sale of products has been recognized as revenue. As a result, a considerable portion of our finished goods represents products that were delivered to our customers’ sites pending initial installation or that were installed pending the issuance of completion certificates and the signing of the sale and purchase contracts. Also included in finished good are deferred installation cost related to wireless coverage products delivered and installed for which the related preliminary inspection certificates have not been issued at the respective year-end dates. We delivered our finished goods to our customers’ sites in accordance with successful bids and project designs approved by our customers. These finished goods amounted to RMB233.9 million, RMB187.7 million and RMB187.0 million (US$27.4 million) as of December 31, 2006, 2007 and 2008, respectively. You should read “Business—Our Wireless Coverage Products and Services—Our Sales Cycle—Contract Signing” for additional information and analysis on our bidding and contracting practice. In addition, we control our installation costs by entering into fixed-price contracts with our installation contractors for wireless coverage products.
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
Impairment of Long-lived Assets. We review periodically the carrying amounts of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. When such a decline has occurred, we adjust the carrying amount to the estimated fair value. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance in the remaining life can be recovered through undiscounted future cash flows. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by discounting forecasted operating cash flow or market value if readily determinable. Changes in estimates could have a major impact on the assessment of the value of our assets and could require us to book additional impairments.
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

In accordance with SFAS No. 142. Goodwill and Other Intangible Assets, we use our market capitalization as a basis for determination of fair value. Adjustments to market capitalization are made with consideration of factors such as control premium of our shares, volatility and transaction volume of our share price. These adjustments requires significant judgement and may affect our conclusion on whether or not an impairment charge should be recognized.
We performed goodwill impairment testing annually and determined that our fair value exceeded our net book value as of December 31, 2006 and 2007. In 2008, the economic downturn has adversely affected our market capitalization. Based on the step two of our impairment test performed, we determined that our goodwill of RMB27.6 million (US$4.0 million) was fully impaired. Accordingly, we recognized impairment loss of goodwill amounting to RMB27.6 million (US$4.0 million) in 2008.
Results of Operations
The following table sets forth our results of operations as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2006	2007	2008
Revenues	100.0%	100.0%	100.0%
Cost of revenues	(52.5)	(62.4)	(76.3)
Gross profit	47.5	37.6	23.7
Operating expenses:
Research and development costs	(5.7)	(5.8)	(7.1)
Sales and distribution expenses	(13.6)	(12.9)	(14.1)
General and administrative expenses	(6.7)	(7.0)	(12.9)
Impairment of goodwill	—	—	(2.8)
Total operating expenses	(26.0)	(25.7)	(36.9)
Operating income/(loss)	21.5	11.9	(13.2)
Other (expense)/ income:	(1.3)	(2.5)	(1.4)
Income/(loss) before income tax expense and minority interests	20.2	9.4	(14.6)
Income tax expense	(2.2)	(1.1)	(0.3)
Income/(loss) before minority interests	18.0	8.3	(14.9)
Minority interests, net of tax	(0.2)	0.1	0.1
Net income/(loss)	17.9	8.4	(14.8)
Dividends, accretion to redemption values and foreign exchange rate movements on mandatorily redeemable convertible preference shares	(0.1)	—	—
Net income/(loss) available to ordinary shareholders	17.8	8.4	(14.8)
2008 compared to 2007
Revenues. Our revenues increased slightly by RMB5.4 million to RMB984.7 million (US$144.3 million) in 2008 from RMB979.3 million in 2007. The increase in 2008 was primarily attributable to increased sales of installation services of wireless coverage products and RF parts and components caused by the telecommunications operators’ spending growth following the completion of the industry restructuring in the fourth quarter of 2008. The China Telecom group commenced CDMA equipment bidding immediately after its restructuring plan was announced, and the China Mobile group commenced the bidding process for its TD-SCDMA phase II network construction during the same time. Moreover, accelerated network expansion led to increased base station equipment demand by customers and thus increased our sales to domestic base station manufacturers. Our sales of installation services of wireless coverage products in 2008 increased by RMB54.4 million, or 24.3%, to RMB277.9 million (US$40.7 million) in 2008 from RMB223.5 million in 2007. In addition, our sales of RF parts and components in 2008 increased by RMB48.1 million, or 27.7%, to RMB221.6 million (US$32.5 million) in 2008 from RMB173.5 million in 2007. Our overall revenue growth in 2008 was partially offset by a decrease in sales of wireless coverage products by RMB76.3 million, or 13.2%, from RMB575.3 million in 2007 to RMB499.0 million (US$73.1 million) in 2008. This decrease was primarily due to the disruption of network construction projects during the 2008 Beijing Olympic Games and the operator restructuring process. Also, the fact that we increased our focus on obtaining higher margin orders also caused a decrease in our fourth quarter sales volume in the wireless coverage business.

Cost of Revenues. Cost of revenues increased by RMB140.0 million, or 22.9%, to RMB751.4 million (US$110.1 million) in 2008 from RMB611.4 million in 2007, compared to an increase of 0.6% in our overall revenues. The increase in cost of revenues was primarily attributable to increased overall sales volume in 2008. In addition, the management made a one-time write-off of RMB42.0 million (US$6.2 million) for inventory in 2008, which was charged to cost of revenues.
Gross Profit. As a result of the foregoing, gross profit decreased by 36.6% from RMB367.9 million in 2007 to RMB233.3 million (US$34.2 million) in 2008. Gross profit margin in 2008 decreased to 23.7% from 37.6% in 2007, primarily reflecting an increasing percentage of lower-margin products such as PHS products and RF parts in our overall product offerings and declining average selling prices of our wireless coverage equipment.
Research and Development Costs. Our research and development costs increased by RMB13.7 million, or 24.3%, to RMB70.2 million (US$10.3 million) in 2008 from RMB56.5 million in 2007, principally reflecting our recent development initiatives for base station models and 3G wireless coverage products. In 2008, we filed a total of 235 technology and product patent applications in China. To date, we have developed a number of TD-SCDMA and WCDMA trunk amplifiers and repeaters, and commenced bulk supply of radio remote unit (RRU) products to one of our key domestic base station manufacturers. In the base station RF module segment, we developed RF modules for two leading global base station manufacturers, and commenced trial supply for one of them. Research and development costs accounted for 7.1% of total revenue in 2008, compared to 5.8% in 2007.
Sales and Distribution Expenses. Sales and distribution expenses increased by RMB11.7 million, or 9.2%, to RMB138.5 million (US$20.3 million) in 2008 from RMB126.8 million in 2007. The increase was primarily attributable to increased wireless coverage business travel and communications expenses as telecommunications operators revitalized investments in the fourth quarter of 2008. Sales and distribution expenses accounted for 14.1% of total revenue in 2008, as compared to 12.9% in 2007.
General and Administrative Expenses. General and administrative expenses increased by RMB58.5 million, or 85.4%, to RMB127.0 million (US$18.6 million) in 2008 from RMB68.5 million in 2007. The increase in general and administrative expenses was primarily attributable to the write-off of RMB43.6 million (US$6.4 million) of bad debt incurred from wireless equipment sales to non-operators. In addition, costs related to stock option issuances and expenses associated with our Sarbanes-Oxley compliance measures added a total of RMB6.4 million (US$0.9 million) to the general and administrative expenses. General and administrative expenses accounted for 12.9% of total revenue in 2008, as compared to 7.0% in 2007.
Impairment of Goodwill. We recognized an impairment of goodwill of RMB27.6 million (US$4.0 million) in 2008. No impairment of goodwill was recognized in 2007. This was due to the fact that the global economic downturn and other factors had adversely affected the market value of our ADSs as of the end of 2008, which value is used as a basis by us for the determination of fair value of the reporting unit used to identify and measure impairment of goodwill in accordance with the provisions of SFAS No. 142.
Operating Loss. As a result of the foregoing, we had an operating loss of RMB130.1 million (US$19.1 million) in 2008 compared to operating income of RMB116.0 million in 2007.
Other Expense/Income. Our interest income increased to RMB31.3 million (US$4.6 million) in 2008 from RMB22.3 million in 2007 primarily due to the amortization of discounted income from prior years’ accounts receivable. Our interest expense increased to RMB54.8 million (US$8.0 million) in 2008 from RMB35.3 million in 2007 primarily resulting from increased average bank loan balances and an increase in the effective interest rate. Our investment income increased by RMB4.6 million from RMB0.3 million in 2007 to RMB4.9 million (US$0.7 million) in 2008 mainly due to the proceeds received from the divestiture of Lake Communication and Lake Microwave. We also reported a foreign currency exchange loss of RMB10.4 million (US$1.5 million) in 2008 compared to RMB18.8 million in 2007 primarily due to a decrease in foreign currency deposits and the appreciation of the RMB to U.S. dollar in 2008. Grant income increased to RMB15.2 million (US$2.2 million) in 2008 from RMB7.4 million in 2007, which was caused by additional projects for which we received government grants in 2008 compared to 2007.
Income Tax Expense. In 2008, we recognized an income tax expense of RMB3.2 million (US$0.5 million) as compared to RMB10.3 million in 2007. Our income tax expense decreased by RMB7.1 million from 2008 to 2007 mainly due to the fact that we incurred a net loss in 2008.
Minority Interests. Minority interests were RMB0.8 million (US$0.1 million) in 2008, as compared to RMB1.0 million in 2007.
Net Loss. As a result of the foregoing, we had a net loss of RMB146.4 million (US$21.5 million) in 2008 compared to a net income of RMB82.5 million in 2007.

2007 compared to 2006
Revenues. Our revenues increased by 17.6% to RMB979.3 million in 2007 from RMB832.8 million in 2006. The increase in 2007 was primarily attributable to increases in sales of RF parts and components and installation services of wireless coverage products from stand-alone installation service contracts, partially offset by decreases in sales and average selling prices of our wireless coverage products, including products for PHS networks, as a result of a more competitive market due in large part to the centralized bidding process adopted by our major customers. Revenues generated from wireless coverage products and services accounted for 82.3% of our total revenues in 2007, compared to 96.2% in 2006. Revenues generated from sales of RF parts and components increased by RMB141.5 million, or 441.9%, to RMB173.5 million from RMB32.0 million in 2006.
Cost of Revenues. Cost of revenues increased by RMB174.4 million, or 39.9%, to RMB611.4 million in 2007 from RMB437.0 million in 2006. The increase in our cost of revenues was primarily driven by larger sales volume.
Gross Profit. Gross profit decreased by 7.0% to RMB367.9 million in 2007 from RMB395.8 million in 2006. Gross profit margin in 2007 decreased to 37.6% from 47.5% in 2006 primarily due to the decrease in average selling price of our wireless coverage products. In addition, since the gross margin of RF products is lower than wireless coverage products, the increased sales of RF products also led to the decrease of our gross profit margin.
Research and Development Costs. Our research and development costs increased by 18.4% to RMB56.5 million in 2007 from RMB47.7 million in 2006 primarily due to additional research and technical personnel that were employed for the development of TD-SCDMA wireless coverage equipment and base station RF parts and components. Research and development costs accounted for 5.8% of total revenue in 2007, compared to 5.7% in 2006.
Sales and Distribution Expenses. Sales and distribution expenses increased by 12.3% to RMB126.8 million in 2007 from RMB112.9 million in 2006. The increase was primarily due to additional promotion activities that were organised to boost revenue from the China Mobile group and the China Unicom group and to develop the WLAN market and base station RF market overseas in 2007. Sales and distribution expenses accounted for 12.9% of total revenue in 2007, compared to 13.6% in 2006.
General and Administrative Expenses. General and administrative expenses increased by 22.4% to RMB68.5 million in 2007 from RMB55.9 million in 2006. The increase in general and administrative expenses was primarily attributable to an increase in allowance for accounts receivable of RMB16.2 million as a result of additional allowance provided for non-operator customers during the year, partially offset by decreases in office expenses and business entertainment and traveling expenses in 2007. General and administrative expenses accounted for 7.0% of total revenue in 2007, a slight increase as compared to 6.7% in 2006.
Operating Income. As a result of the foregoing, our operating income decreased by 35.3% to RMB116.0 million in 2007 from RMB179.2 million in 2006. Our operating margin in 2007 was 11.8% compared to 21.5% in 2006.
Other Expense/Income. Interest income increased to RMB22.3 million in 2007 from RMB19.2 million in 2006 primarily due to increased interest income arised from the amortization of discounted income from prior years’ accounts receivable. Interest expense increased to RMB35.3 million in 2007 from RMB28.0 million in 2006 primarily due to an increase in average bank borrowings and higher interest rates. We also had a foreign currency exchange loss of RMB18.8 million primarily due to the fact that our bank deposits denominated in U.S. dollars suffered an exchange loss from the appreciation of the Renminbi against U.S. dollars in 2007. Our grant income decreased slightly by RMB0.3 million between 2006 and 2007.
Income Tax Expense. In 2007, we recognized an income tax expense of RMB10.3 million. Our income tax expense decreased by RMB8.0 million between 2006 and 2007 due to a decrease in our profit before tax. Our effective tax rate changed from 10.9% in 2006 to 11.2% in 2007 which was primarily due to increased foreign currency exchange loss which was not tax deductible.
Minority Interests. Minority interests were RMB1.0 million in 2007, compared to RMB1.3 million in 2006.
Net Income. Net income decreased by 44.6% to RMB82.5 million in 2007 from RMB148.8 million in 2006.
Liquidity and Capital Resources
In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our sales in any given year may not be sufficient to fully meet our operating cash requirements in that year. We anticipate that our operations may continue to encounter such timing differences in cash flows in the near term. We used and will continue to use available financing means, including bank loans and receivable selling arrangements, to provide sufficient cash inflows to balance such timing differences in our cash flows. We believe that we maintain a good relationship with our major lending banks, and the limits of our bank borrowing facilities have been raised by the lending banks from time to time. We do not expect any difficulty in obtaining bank borrowing facilities to provide cash inflows to balance these timing differences in our cash flows. We also anticipate that near-term working capital and other capital requirements will increase due to our increased sales activities, increased research and development efforts related primarily to 3G products as well as RF parts and components. We anticipate meeting such increase in our near-term working capital and other capital requirements primarily through our internally generated cash and financing means available to us, including short-term bank loans and sales of accounts receivable.

We have procured bank borrowing facilities sufficient for our business operations from various banks, and we may obtain additional bank borrowing facilities. These bank borrowing facilities are generally short-term facilities. We may procure long-term bank borrowing facilities if there are material capital requirements and we anticipate we will have sufficient cash resources to repay the loans. We budget our capital periodically to manage our operational cash flow and meet our bank loan repayments. We do not expect to encounter any liquidity problem in the next 12 months.
As of December 31, 2008, we had available undrawn bank borrowing facilities in the aggregate of RMB40.0 million (US$5.7 million), unutilized bill payables facilities in the aggregate of RMB115.2 million (US$16.9 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB40.2 million (US$5.9 million). Utilization of the unutilized bill payables facilities and accounts receivable selling arrangements requires pledges of bank deposits in an amount equal to 20%-40% and 10% to 20%, respectively, of the amount to be utilized.
In the event that we may be required to raise additional funds to meet any currently unanticipated working capital or capital expenditure requirements, we expect to rely on the same sources of funding, together with capital markets financings.
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash (used in) / provided by operating activities	(114,778)	(120,228)	5,056	741
Net cash (used in) / provided by investing activities	(243,150)	(294,437)	28,113	4,121
Net cash provided by / (used in) financing activities	708,514	272,619	(52,085)	(7,634)
Cash and cash equivalents at the end of year	467,423	316,778	293,353	42,998
Net cash of RMB5.1 million (US$0.7 million) was provided by operating activities in 2008, as compared to net cash used in operating activities of RMB120.2 million in 2007 and RMB114.8 million in 2006. The improvement in operating cash flow was mainly due to our improved collections of accounts receivable. The repayments from our customers in 2008 increased by RMB276.8 million (US$40.6 million), or 34.9%, as compared to 2007 and accounts receivable decreased by RMB35.9 million (US$5.3 million), resulting in an improved operating cash flow position.
In 2008, we had a net cash of RMB28.1 million (US$4.1 million) provided by investing activities compared to a net cash of RMB294.4 million used in investing activities in 2007. The net investing cash inflow was mainly due to a decrease of RMB132.7 million (US$19.5 million) in the amount of pledge time deposits which was offset by the capital expenditure of RMB100.1 million (US$14.7 million) in related to construction of Guoren Building, production facilities and research and development facilities in 2008.
We had a net cash inflow of RMB52.1 million (US$7.6 million) from financing activities in 2008 as compared to RMB272.6 million of net financing cash inflow in 2007, mainly reflecting a decrease of RMB48.9 million (US$7.2 million) in proceeds from the collection of sold accounts receivable.
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

The following table describes the concentration of our gross accounts receivable by customers and as a percentage of our gross accounts receivable balance as of December 31, 2008:

	As of December 31, 2008
	(RMB)	(US$)	(%)
	(in millions, except for percentages)
China Unicom group	488.0	71.4	39.1%
China Mobile group	451.8	66.2	36.2
China Telecom group	144.4	21.2	11.6
Others	165.0	24.2	13.1
Total	1,249.2	183.0	100%
The following table sets forth an aging analysis for our gross accounts receivable balances, determined from the time that the revenue is recognized, as of the dates indicated.

	As of December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Less than one year	700.9	69.7%	831.1	63.1%	571.9	83.8	45.8%
Between one to two years	231.3	23.0	275.4	20.8	392.1	57.5	31.4
Between two to three years	68.0	6.8	153.8	11.7	184.4	26.9	14.8
Over three years	4.8	0.5	57.6	4.4	100.8	14.8	8.0
Total	1,005.0	100.0%	1,317.9	100.0%	1,249.2	183.0	100.0%
The following table sets forth the classification of our gross accounts receivable balances into two categories, contractually due and non-contractually due, determined from due date of the installment payment:

	As of December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Contractually due	353.5	35.2%	505.3	38.3%	632.1	92.6	50.6%
Non-contractually due	651.5	64.8%	812.6	61.7%	617.1	90.4	49.4%
Total	1,005.0	100.0%	1,317.9	100.0%	1,249.2	183.0	100.0%
To the extent revenues recognized under a contract are not yet paid, they are recorded as accounts receivable in our balance sheet, net of amounts sold to third parties. Out of our gross accounts receivable of RMB1,005.0 million, RMB1,317.9 million and RMB1,249.2 million (US$183.0 million) outstanding as of December 31, 2006, 2007 and 2008, respectively, RMB353.5 million, RMB505.3 million and RMB632.1 million (US$92.6 million), or 35.2%, 38.3% and 50.6% of our gross accounts receivable, represented gross accounts receivable that had passed the contractual payment dates in the respective periods and were subject to payment by our customers. In 2008, gross accounts receivable that had passed the contractual payment dates increased significantly due to the fact that in the fourth quarter of 2008, many projects were completed and completion certificates were issued which triggers payment obligations under these contracts. However, our customers required a period of time to approve payments, which resulted in a significant increase in our accounts receivable. Our gross accounts receivable that had not passed the relevant payment events represented 64.8%, 61.7% and 49.4% of our gross accounts receivable outstanding as of December 31, 2006, 2007 and 2008, respectively.
We calculate our accounts receivable days as the average beginning and ending accounts receivable balance for the year, divided by revenues during the year, multiplied by 360. Our accounts receivable days are long in absolute terms, approximately 369 days, 427 days and 469 days for 2006, 2007 and 2008, respectively. We believe that they are typical of industry standards with respect to wireless coverage projects in the PRC market. During the early stages of our company, we were restrained from aggressive collection efforts in order to remain competitive with the incumbents in the market. Since the beginning of 2004, however, we have taken measures, including expansion of our sales team, to facilitate our accounts receivable collection process. Despite these efforts, our accounts receivable days in 2008 still increased by 42 days to 469 days primarily due to the increasing trend of our revenue generated from the provision of wireless coverage products and services while its collection cycle remained long.

Within our sales team, we have also established monitoring procedures on our accounts receivable. Compensation of sales personnel has also been linked to collection efforts, with strong collection efforts rewarded and poor collection efforts penalized. As a result of our enhanced collection efforts, our customers settled RMB487.8 million, RMB591.5 million and RMB944.7 million (US$138.5 million) in accounts receivable due to us in 2006, 2007 and 2008, respectively.
Based on our principal customers’ recently implemented centralized procurement policies, under which contractual payment terms are generally more favorable to us than before, the amounts of first installment we receive are typically higher than those collected before the adoption of such centralized procurement policies. As a result, our accounts receivable cycle may be shortened in the future.
As a measure to further reduce our level of accounts receivable and to alleviate the associated risks, we have sold some of our accounts receivable to PRC domestic banks in China. We expect to continue to sell our accounts receivable in the future at terms acceptable to us to meet our working capital needs and to improve our liquidity. As of December 31, 2008, we had accounts receivable selling facilities in the aggregate amount of RMB40.2 million (US$5.9 million) that were committed but not yet utilized.
In June 2004, we entered into our first limited recourse receivable selling agreement with an independent PRC domestic bank for the sale of our accounts receivable. Subsequently, we entered into additional limited-recourse receivable selling agreements with one other independent PRC domestic bank. Most of these agreements had a term of no more than one year. Pursuant to these limited recourse receivable selling agreements, we agreed to use our reasonable efforts to persuade our customers to settle the accounts receivable we sold to these banks. In addition, we were responsible for servicing the accounts receivable sold until the maturity of these accounts receivable, which in general was 12 months from their sale under the receivable selling agreements. We were also required to place with the banks a pledged time deposit in an amount of not less than 10% of the accounts receivable sold as security for payment of the relevant accounts receivable by our customers. The banks were entitled to offset from our pledged time deposits up to 10% to 20% of any uncollectible accounts receivable that we sold to the banks. The banks would refund any balance of our pledged time deposits to us upon expiration of the receivable selling agreement or upon settlement of the accounts receivable that we sold to the banks. For accounts receivable sold under these receivable selling agreements, we were required to pay discount charges, commission fees or interest calculated on a monthly basis and a one-time handling or service fee. The monthly discount charges represent the interest calculated on a daily basis in respect of the balance of accounts receivable we sold to the banks by reference to the base rate published by the People’s Bank of China, the PRC central bank, on the date of the receivable selling agreement. The one-time handling or service fees ranged from 0.4% to 1% of the amount of accounts receivable that we sold to the banks. The banks did not encounter any significant default in repayments by customers on the account receivables that we sold to the banks in the past recent years.
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
The following table sets forth an inventory balance breakdown by category as of the dates indicated:

	As of December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Raw materials	65,395	137,723	163,589	23,978
Work in progress	5,135	14,014	15,539	2,278
Finished goods	363,876	390,357	341,491	50,053

Total	434,406	542,094	520,619	76,309

A considerable portion of our finished goods consists of finished goods and their related installation costs delivered to our customers’ sites that are not yet installed or have been installed but for which formal contracts are yet to be signed and/or completion certificates are yet to be issued. These finished goods and their related installation costs amounted to RMB233.9 million, RMB187.7 million and RMB187.0 million (US$27.4 million) as of December 31, 2006, 2007 and 2008, respectively.
The following table shows the aging analysis of our inventory by major category as of December 31, 2008:

	Finished goods			Work in progress			Raw materials			Total
	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)
	(in thousands, except for percentages)
Age
Less than one year	319,071	46,767	93.4%	15,539	2,278	100.0%	163,589	23,978	100.0%	498,199	73,023	95.7%
One to two years	22,420	3,286	6.6%	—	—	—	—	—	—	22,420	3,286	4.3%
Over two years	—	—	—	—	—	—	—	—	—	—	—	—
Total	341,491	50,053	100.0%	15,539	2,278	100.0%	163,589	23,978	100.0%	520,619	76,309	100.0%
Borrowings
As of December 31, 2008, we had total short-term credit facilities of RMB665.0 million (US$97.5 million) from eight domestic banks, of which we had drawn RMB425.0 million (US$62.3 million) in bank loans and RMB110.6 million (US$16.2 million) in bills payable. As of December 31, 2008, we had an aggregate of RMB130.0 million (US$19.1 million) in long-term bank loans outstanding. As of December 31, 2008, we had available undrawn bank-committed facilities in the aggregate of RMB155.2 million (US$22.7 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB40.2 million (US$5.9 million). Our bills payable allow our vendors and suppliers to receive payment in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount under each bill payable to the bank on or prior to the stipulated presentation date. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China. The weighted average interest rate for our bank borrowings was 6.66% as of December 31, 2008. Of the total outstanding amount of RMB425.0 million (US$62.3 million) drawn in bank loans under these facilities, RMB370.0 million (US$54.2 million) was unsecured and RMB55.0 million (US$8.1 million) was secured by a pledge of part of our bank deposits and accounts receivable. The total outstanding amount of RMB110.6 million (US$16.2 million) used in bills payable under these facilities was secured by RMB40.2 million (US$5.9 million) as pledged time deposits.
Part of our short-term loans are revolving facilities with a term of one year, which may be extended for terms of one year each with lender consent.
As of December 31, 2008, Shenzhen GrenTech provided guarantees for bank loans amounting to RMB22.3 million (US$3.3 million) and RMB12.0 million (US$1.8 million) to Lake Communication and Lake Microwave, respectively. These guarantees were entered into in October 2006 which was prior to the disposition of the equity interest in the Lake Communication and Lake Microwave. These guarantees will expire in August 2009 and September 2009 respectively.
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
One of our short-term loan agreements requires us to maintain certain financial ratios and minimum amount of consolidated net worth. We have been in compliance with these covenants and do not expect that these covenants will limit our ability to finance our working capital.
Capital Expenditure and Contractual Commitments
Our capital expenditure consists of purchases of property, plant and equipment, such as equipment and machinery, motor vehicles and office equipment. In 2006, 2007 and 2008, our capital expenditure was RMB80.8 million, RMB269.0 million and RMB100.1 million (US$14.7 million), respectively. Our capital expenditure in 2007 and 2008 primarily consisted of expenditure incurred on the construction of Guoren Building and the significant decrease in capital expenditure in 2008 was primarily due to the decreased expenditure on construction of Guoren Building, which was substantially completed in 2007. Our capital expenditures have been and are expected to be funded by our internally generated cash and financing means available to us.

The following table sets forth our obligations and commitments to make future payments under contracts and commitments as of December 31, 2008:

	As of December 31, 2008
	Payment Due by Period
			Less than
	Total		1 Year		1-3 Years		After 3 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Short-term bank loans	425	62.3	425	62.3	—	—	—	—
Long-term debt	181.7	26.6	29.5	4.3	79.4	11.6	72.8	10.7
Bills payable	110.6	16.2	110.6	16.2	—	—	—	—
Operating lease commitments	5.4	0.8	4.8	0.7	0.6	0.1	—	—
Other capital commitments	0.5	0.1	0.5	0.1	—	—	—	—
Total contractual obligations	723.2	106.0	570.4	83.6	80.0	11.7	72.8	10.7
Off-Balance Sheet Arrangements and Contingent Liabilities
As of December 31, 2008, our accounts receivable sold to banks but not yet settled by our customers amounted to RMB40.2 million (US$5.9 million). We were subject to a limited recourse obligation for these accounts receivable pursuant to which we pledged to the banks deposits of 10% to 20% of the accounts receivable sold as guarantee for payment by our customers. As of December 31, 2008, these pledged deposits amounted to RMB30.4 million (US$4.5 million).
As of December 31, 2008, our commitments under operating leases for operating premises amounted to RMB5.4 million (US$0.8 million), of which RMB4.8 million, RMB0.5 million and RMB0.1 million is due for payment in 2009, 2010 and 2011, respectively.
As of December 31, 2008, our commitments for future purchase of property, plant and equipment amounted to RMB0.5 million (US$0.1 million), which is predominately related to the purchase of additional machinery and equipment for our production.
As of December 31, 2008, Shenzhen GrenTech provided guarantees for bank loans amounting to RMB22.3 million (US$3.3 million) and RMB12.0 million (US$1.8 million) to Lake Communication and Lake Microwave, respectively. These guarantees were entered into in October 2006 which was prior to the disposition of the equity interest in the Lake Communication and Lake Microwave. These guarantees will expire in August 2009 and September 2009 respectively.
We do not have any other off-balance sheet guarantees, any other outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
Inflation
Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.5% in 2006, 4.8% in 2007 and 5.9% in 2008.
Quantitative and Qualitative Disclosure about Market Risk
Foreign Exchange Risk. Virtually all of our revenues and expenses are denominated in Renminbi. However, a portion of the proceeds from our initial public offering has been placed in U.S. dollar deposit accounts, which amounted to US$10.7 million as of December 31, 2008. Any appreciation in Renminbi exchange rate against U.S. dollars would result in a foreign exchange loss to us. For the year ended December 31, 2008, we recorded a foreign exchange loss of RMB10.4 million (US$1.5 million) predominately related to such U.S. dollar bank deposits.
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

Corporate Structure
We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur, financing we may need for operations other than through our PRC subsidiaries and the payment of dividends by us. Under the PRC laws, Shenzhen GrenTech, as a wholly foreign-owned enterprise, and Shenzhen Lingxian, Shenzhen GrenTech RF, Shenzhen Kaige and Shenzhen Kaixuan, as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. Prior to 2006, Shenzhen Lingxian and Lake Communication, as domestic limited liability companies, were required to transfer between 5% and 10% of their after-tax profit to the statutory public welfare reserve fund. However, Shenzhen Lingxian and Lake Communication are no longer subject to such public welfare reserve requirement due to the amendment of PRC Company Law which became effective on January 1, 2006. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Any limitation on the payment of dividends by our PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses, as we have disclosed in “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.” In addition, any dividends we pay to our shareholders may be subject to a 10% withholding income tax. For further details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.”
Taxation
Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. However, Shenzhen GrenTech, Shenzhen Lingxian, Shenzhen Kaixuan and Shenzhen GrenTech RF were established in the Shenzhen Special Economic Zone and were entitled to the preferential income tax rate of 15%. Furthermore, Shenzhen GrenTech and Shenzhen Lingxian were granted an additional 50% relief from the preferential income tax rate of 15% and were subject to a reduced income tax rate of 7.5% for 2006 and 2007.
On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which took effect as of January 1, 2008. The new tax law also provides a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Further, entities that qualified as “Advance and New Technology Enterprises” (“ANTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the recognition criteria and procedures for obtaining ANTE status under the new tax law were not issued until April 2008. As of December 31, 2008, Shenzhen GrenTech had not completed all the procedures required under the new tax law that would entitle it to the ANTE preferential tax rate of 15%. Based on the above, the transitional tax rates of 18%, 20%, 22%, 24% and 25% are applied in measuring income tax effects of Shenzhen GrenTech, Shenzhen Lingxian and Shenzhen Kaixuan for 2008, 2009, 2010, 2011 and 2012, respectively, where applicable. Shenzhen GrenTech RF was established after March 16, 2007 and therefore are subject to income tax at 25% beginning on January 1, 2008. In March 2009, Shenzhen GrenTech obtained the ANTE certificate entitling to the preferential income tax rate of 15% under the new tax law retroactively from January 1, 2008 to December 31, 2010 (at which time it may apply for a renewal of its ANTE status, according to the current tax laws). Shenzhen GrenTech RF was established after March 16, 2007 and therefore is subject to income tax at a rate of 25% beginning on January 1, 2008.
Lake Communication and Lake Microwave became subject to the enterprise income tax rate of 25% commencing from January 1, 2008. In December 2008, we divested Lake Communication and Lake Microwave. The terms of the divestiture were negotiated on an arms’ length basis and approved by our independent directors. The transfer of the equity interest in Lake Communication and Lake Microwave were completed in December 2008. For details, please refer to “Item 5. Operating and financial review and prospects — Acquisitions and dispositions.”

Recent Accounting Pronouncements
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including on Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. The Group adopted SFAS No. 159 on January 1, 2008. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. We have determined not to adopt the fair value option under SFAS No. 159.
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
SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment to Accounting Research Bulletin No. 51.” SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008, including prospective accounting for any noncontrolling interests that arose before the effective date. Except for the classification of minority interests as a component of equity, our management does not expect the initial adoption of SFAS No. 160 will have a material impact on our consolidated financial statements.
FASB Staff Position, No. FAS 142-3, Determination of the Useful Life of an Intangible Asset
In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” and requires enhanced disclosures relating to: (a) the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; (b) in the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class; and (c) for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class. FSP FAS 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently evaluating the impact that FSP FAS 142-3 will have on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and senior management
The following table sets forth information regarding our directors and executive officers as of the date hereof.

Directors and Executive Officers	Age	Position
Yingjie Gao	53	Chairman of the board and chief executive officer
Rong Yu	44	Director and chief financial officer
Kunjie Zhuang	72	Director
Liping Mao	43	Director
Cuiming Shi	68	Independent director
Xiaohu You	46	Independent director
Kin Kwong Mak	47	Independent director (audit committee financial expert)
Qi Wang	43	Vice president
Qingchang Liu	41	Vice president
Yingjie Gao has served as the chairman of our board of directors and our chief executive officer since our inception in 1999. Mr. Gao has over nine years of experience in management in the wireless communication network coverage industry and has over 16 years of experience in corporate operations and management in China. Prior to co-founding Shenzhen GrenTech in 1999, Mr. Gao was the chairman and general manager of Shenzhen Tomorrow Image Design Company Limited, a company that provides corporate image consultancy services to corporations, from 1993 to 1999. Mr. Gao graduated from Jilin Correspondence College in 1983.
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
Kunjie Zhuang has served as a director since our inception in 1999. Professor Zhuang also served as our chief technology officer from 1999 to December 2008. Professor Zhuang has over 48 years of experience in RF technology research and development and over 16 years of experience in the commercialization of RF technology. He is a well-recognized expert in RF technology in China. Prior to co-founding Shenzhen GrenTech in 1999, Professor Zhuang was the director of Microwave Technology Discipline since 1973 at Southeast University in China. Professor Zhuang received his bachelor’s degree in radio technology from Southeast University in 1958.
Liping Mao has served as a director of our company since January 2007. Mr. Mao joined our company in August 2000 and served as our Vice President from June 2004 to June 2009, responsible for overseeing sales and marketing. Mr. Mao has 19 years of experience in sales and marketing in electronics and telecommunication products. He graduated from People’s University of China in 1987 with a bachelor’s degree in law.
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

Kin Kwong Mak has served as a director of our company since November 2004. Mr. Mak has been the managing director of Venfund Investment Management Limited, a Shenzhen based mid-market M&A investment banking firm since 2002. Prior to that, Mr. Mak spent 17 years at Arthur Andersen Worldwide where he was a partner and served as the managing partner of Arthur Andersen Southern China in his last position with the firm. Mr. Mak also serves as an independent director and audit committee chairman of China Security and Surveillance Technology, Inc. and Trina Solar Limited, both of which are companies listed in the U.S. Mr. Mak is a graduate of the Hong Kong Polytechnic University and a fellow member of the Association of Chartered Certified Accountants, UK, and the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants, in England and Wales.
Qi Wang is a vice president of our company, responsible for base station RF business operations. Between 1988 and 1999, Mr. Wang was a department head of China Shenzhen Foreign Trade Group Corp. Ltd. and an assistant to the general manager of Shenzhen Baoren Marketing Co., Ltd. He joined our company in July 1999. Mr. Wang graduated with a bachelor’s degree in economics from Beijing University of International Economics and Business in 1988.
Qingchang Liu is a vice president of our company, responsible for our corporate finance activities. Mr. Liu has 16 years of experience in finance, securities trading and corporate reorganizations and was involved in the corporate restructuring of, and capital raisings of, a number of companies listed on the PRC domestic stock exchanges and the Hong Kong Stock Exchange. Mr. Liu graduated from China College of Finance in July 1991 with a bachelor’s degree in economics. He obtained a master’s degree in economics from the Shenzhen University in June 2003. Mr. Liu joined our company in June 2000.
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
Audit Committee
•
Our audit committee consists of our three independent non-executive directors, namely Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. All of them satisfy the “independence” requirements of the Nasdaq Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. Such committee composition was established by our board of directors by reference to similarly situated issuers and is in line with Rule 5605(c) of the Nasdaq Listing Rules that requires the audit committees of listed companies to have a minimum of three independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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
Compensation Committee
Our compensation committee consists of Mr. Yingjie Gao, Professor Kunjie Zhuang, Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. Mr. Mak, Mr. Shi and Professor You satisfy the “independence” requirements of the Nasdaq Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from Rule 5605(d)(1)(B) and (2)(B) of the Nasdaq Listing Rules that requires the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our compensation committee. Our compensation committee assists our board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:
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
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Mr. Yingjie Gao, Ms. Rong Yu, Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. Mr. Mak, Mr. Shi and Professor You satisfy the “independence” requirements of the Nasdaq Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from Rule 5605(e)(1)(B) of the Nasdaq Listing Rules that requires the nominating committees of listed companies be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
Compensation
All directors receive reimbursements from us for expenses which are necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our executive directors do not receive any compensation in their capacity as directors apart from their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings and participating in board functions. Our independent directors receive HK$300,000 per person each year in office as compensation, plus reimbursement of all reasonable out-of-pocket expenses incurred in discharging their duties, including attending board meetings and participating in board functions.
The aggregate cash compensation and benefits that we paid to our directors and executive officers for each of the three years ended December 31, 2008 were approximately RMB3.2 million, RMB7.7 million and RMB7.4 million (US$1.1 million), respectively. Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers are entitled to receive in 2009 is expected to be approximately RMB7.4 million (US$1.1 million), excluding any discretionary bonuses which may be paid to our directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
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
The following table summarizes, as of May 31, 2009, the latest practicable date, options that we granted to several of our directors and executive officers and to other individuals as a group under our share option scheme:

	Number of shares	Per ordinary share
	to be issued upon	exercise
Name	exercise of options	price (US$)	Grant date	Date of Expiration
Rong Yu	200,000	0.21	March 14, 2008	March 14, 2013
	1,400,000	0.0388	December 23, 2008	December 23, 2013
Qi Wang	150,000	0.21	March 14, 2008	March 14, 2013
	1,350,000	0.0388	December 23, 2008	December 23. 2013
Qingchang Liu	150,000	0.21	March 14, 2008	March 14, 2013
	1,350,000	0.0388	December 23, 2008	December 23, 2013
Cuiming Shi	100,000	0.21	March 14, 2008	March 14, 2013
	150,000	0.0388	December 23, 2008	December 23, 2013
Xiaohu You	100,000	0.21	March 14, 2008	March 14, 2013
	150,000	0.0388	December 23, 2008	December 23, 2013
Kin Kwong Mak	100,000	0.21	March 14, 2008	March 14, 2013
	150,000	0.0388	December 23, 2008	December 23, 2013
Liping Mao	200,000	0.21	March 14, 2008	March 14, 2013
Other individuals as a group	9,000,000	0.21	March 14, 2008	March 14, 2013
	23,450,000	0.0388	December 23, 2008	December 23, 2013
Eligible Participants
Under the share option scheme, our board of directors may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to:
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
Employees
Please refer to Item 4. “Information on the Company—Business—Employees.”
Share Ownership
The following table sets forth information with respect to beneficial ownership of our ordinary shares as of May 31, 2009, the latest practicable date, by:
•	each of our executive officers and directors;
•	each person known by us to beneficially own 5% or more of our ordinary shares; and
•	all current directors and executive officers as a group.
As of May 31, 2009, 595,579,650 of our ordinary shares were outstanding. Except as otherwise indicated, we believe each shareholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. None of our shareholders listed below has voting rights that are different from any of our other shareholders.

	Shares beneficially
	owned(1)(2)
Name	Number of Shares	%
Directors and executive officers(3)
Yingjie Gao (4)	150,000,000	25.2%
Rong Yu (5)	44,829,587	7.5%
Kunjie Zhuang (6)	51,432,000	8.6%
Liping Mao	—	—
Cuiming Shi	—	—
Xiaohu You	—	—
Kin Kwong Mak	—	—
Qi Wang(7)	10,520,935	1.8%
Qingchang Liu	—	—
All current directors and executive officers as a group (9 persons)	256,783,022	43.1%

Principal shareholders
Guoren Industrial Developments Limited (4)	150,000,000	25.2%
Drag Investments Limited (6)	64,290,000	10.8%
Heng Xing Yue Investments Limited (5)	54,377,375	9.1%

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.

(2)
Percentage of beneficial ownership of each listed person is based on 595,579,650 ordinary shares outstanding as of May 31, 2009, as well as the ordinary shares underlying share options exercisable by such person within 60 days of May 31, 2009.

(3)
The address of our current executive officers and directors is c/o China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.

(4)
Mr. Yingjie Gao, our chairman and chief executive officer, beneficially owns 150,000,000 ordinary shares, which are held through his wholly-owned company, Guoren Industrial Developments Limited. Guoren Industrial Developments Limited is a British Virgin Islands company with its business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. Its principal business is investment holding. Guoren Industrial Developments Limited is ultimately wholly-owned by The GRRF Trust, a family trust established by Mr. Yingjie Gao, our chairman and chief executive officer. Guoren Industrial Developments Limited, as the record holder, of which Mr. Gao is the sole director, continues to have sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition with respect to such 150,000,000 ordinary shares. Mr. Gao, as the sole director of Guoren Industrial Developments Limited, also acts as the protector and the investment manager of The GRRF Trust. Credit Suisse Trust Limited acts as the trustee of The GRRF Trust and disclaims beneficial ownership of our ordinary shares. This share information is based upon a report on Schedule 13D/A filed by Guoren Industrial Developments Limited with the U.S. Securities and Exchange Commission on September 9, 2008.

(5)
Ms. Rong Yu, our director, chief financial officer and principal accounting officer, beneficially owns 44,829,587 ordinary shares, which are held indirectly through Heng Xing Yue Investments Limited and through her wholly-owned company, Well Sino Enterprises Limited, which is a shareholder of Heng Xing Yue Investments Limited. Heng Xing Yue Investments Limited is a British Virgin Islands company with its business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. Its principal business is investment holding. Heng Xing Yue Investments Limited is the record holder of an aggregate of 54,377,375 ordinary shares in our share capital. Ms. Rong Yu and Ms. Yin Huang are directors of Heng Xing Yue Investments Limited. Each beneficial owner of Heng Xing Yue Investments Limited has the voting rights with respect to the securities beneficially owned by him or her. This share information is based upon a report on Schedule 13G/A filed by Heng Xing Yue Investments Limited with the U.S. Securities and Exchange Commission on January 16, 2009.

(6)
Professor Kunjie Zhuang, our director, beneficially owns 51,432,000 ordinary shares, which are held through his majority-owned company, Drag Investments Limited. Drag Investments Limited is a British Virgin Islands company with its business address at 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, People’s Republic of China. Its principal business is investment holding. Drag Investments Limited is 80%-owned by Professor Kunjie Zhuang, and 20%-owned by Mr. Haifan Zhuang, a son of Professor Kunjie Zhuang. Each beneficial owner of Drag Investments Limited has the voting rights with respect to the securities beneficially owned by him. This share information is based upon a report on Schedule 13G/A filed by Drag Investments Limited with the U.S. Securities and Exchange Commission on February 12, 2008.

(7)	Mr. Qi Wang, our vice president, beneficially owns 10,520,935 ordinary shares, which are held indirectly through Heng Xing Yue Investments Limited.
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
Divestiture of Network Coverage Module Manufacturing Subsidiaries, Lake Communication and Lake Microwave
In December 2008, we entered into a sale and purchase agreement with Mr. Zhuang Haifan and Lake (HK) Technology Ltd., to dispose of the entire equity interest in Lake Communication and Lake Microwave for consideration of RMB101.3 million (US$14.9 million) and RMB0.9 million (US$0.1 million) respectively. In connection with this sale and purchase, in December 2008, we entered into debt transfer agreement with Mr. Zhuang Haifan, Lake Communication, Lake Microwave and Lake (HK) Technology Ltd. in which Mr. Zhuang Haifan would assume the accounts payable obligation that Shenzhen GrenTech owed to Lake Communication, amounting to RMB102.2 million (US$15.0 million), as partial payment of the purchase price. In addition, Shenzhen GrenTech agreed to waive the right to receive a dividend receivable from Lake Communication, amounting to RMB15.2 million (US$2.2 million), which has been included in the calculation of the gain on disposal. As part of the acquisition, Mr. Zhaung Haifan also assumed the net liabilities (excluding the net receivable due from Shenzhen GrenTech of RMB87.0 million (US$12.8 million)) of Lake Communication and Lake Microwave totaling RMB4.6 million (US$0.7 million).
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
The depositary has agreed to distribute to the holders of our American depositary shares, or ADSs, any dividend we declare and pay on our ordinary shares that are evidenced by ADSs to the holders of our ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less its fees and expenses payable under the deposit agreement. The depositary may send to you anything else we distribute on deposited securities by means it considers lawful and reasonably practical. If it cannot make the distribution that way, the depositary may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or hold what we distributed if it cannot be sold. Cash dividends on our ordinary shares will be paid in U.S. dollars.
ITEM 9. THE OFFER AND LISTING
In connection with our initial public offering, our ADSs, each representing 25 ordinary shares, have been trading on the Nasdaq Global Select Market (formerly the Nasdaq National Market) since March 29, 2006 under the symbol “GRRF.” Prior to our initial public offering, there was no public market for our equity securities. The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.
As of December 31, 2008, we had a total of 601,978,775 ordinary shares issued and outstanding, which included one registered holder of American depositary receipts evidencing 15,380,000 ADSs. As of May 31, 2009, there were 595,579,650 ordinary shares issued and outstanding, which included one registered holder of American depositary receipts evidencing 15,380,000 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is Citibank, N.A.
The high and low market prices of the ADSs on the Nasdaq Global Select Market for the periods indicated are as follows.

	Price per ADS (US$)
	High	Low
Annual
2006 (from listing date)	22.50	8.21
2007	19.00	6.89
2008	9.12	0.78
Quarterly
First Quarter, 2007	19.00	9.06

	Price per ADS (US$)
	High	Low
Second Quarter, 2007	14.94	9.76
Third Quarter, 2007	14.03	6.89
Fourth Quarter, 2007	12.78	7.41
First Quarter, 2008	9.12	3.85
Second Quarter, 2008	6.20	4.37
Third Quarter, 2008	4.67	1.01
Forth Quarter, 2008	2.27	0.78
First Quarter, 2009	1.50	0.90
Monthly
December 2008	1.20	0.83
January 2009	1.50	0.96
February 2009	1.20	0.90
March 2009	1.45	0.95
April 2009	2.19	1.33
May 2009	3.68	1.65
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
The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. As a result, as of May 31, 2009, the Renminbi has appreciated approximately 17.5% against the U.S. dollar since July 2005. The PRC government in the future may make further adjustments to the exchange rate system.

TAXATION
The following summary of the material Cayman Islands, PRC and United States federal income tax consequences relevant to the purchase, ownership or sale of our shares and ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly beneficial owners of shares or ADSs should consult their own tax advisers regarding the application of the considerations discussed below to their particular situations and the consequences, including United States federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.
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
PRC Taxation
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
United States Federal Income Taxation
The following discussion is a summary of certain United States federal income tax consequences applicable to the ownership and disposition of shares or ADSs by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential United States federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations.
This summary does not address all aspects of United States federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under United States federal income tax law, including:
•	dealers in stocks, securities or currencies;
•	securities traders that use a mark-to-market accounting method;
•	banks and financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt organizations;
•	persons holding shares or ADSs as part of a hedging or conversion transaction or a straddle;
•	persons deemed to sell shares or ADSs under the constructive sale provisions of the Code;
•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the United States dollar; and
•	direct, indirect or constructive owners of 10% or more of the total combined voting power of all classes of our voting stock.
This summary also does not discuss any aspect of state, local or foreign law, or United States federal estate or gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders holding shares or ADSs as capital assets. Prospective purchasers are urged to consult their tax advisers about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of shares or ADSs.
For purposes of this summary, “U.S. Holder” means a beneficial holder of shares or ADSs who or that for United States federal income tax purposes is:
•	an individual citizen or resident of the United States;
•
a corporation or other entity classified as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.

If a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes holds shares or ADSs, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisers.
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
U.S. Holders
Taxation of Dividends and Other Distributions on the Shares or ADSs
Subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions paid by the Company out of current or accumulated earnings and profits (as determined for United States federal income tax purposes) generally will be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with United States federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to the shares or ADSs will constitute dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate United States federal income tax treatment of any distribution received from the Company.
For taxable years beginning before January 1, 2011, dividends paid by the Company should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long term capital gains, provided that certain conditions are satisfied. A U.S. Holder will not be able to claim the reduced rate for any year in which the Company is treated as a PFIC. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Since our ADSs are listed on the Nasdaq Global Select Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States.

In the event that dividends from the Company are subject to withholding by the PRC, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Dividends will constitute foreign source income for United States foreign tax credit purposes.
Taxation of Disposition of Shares or ADSs
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes.
Passive Foreign Investment Company
A foreign corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 percent of its gross income is “passive income” or (ii) at least 50 percent of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.
For this purpose, cash and investment securities are categorized as passive assets and our company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
We do not believe that we should be classified as a PFIC for United States federal income tax purposes and do not expect to become a PFIC in the future. However, the determination of whether we will be classified as a PFIC is made annually and may involve facts that are not within our control. In particular, the fair market value of the Company’s assets may be determined in large part by the market price of the shares, which is likely to fluctuate. In addition, the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised. Thus, no assurance can be provided that the Company would not be classified as a PFIC for the 2009 taxable year and for any future taxable year. Furthermore, while we believe our valuation approach is reasonable, it is possible that the IRS could challenge our valuation, which could result in the Company being classified as a PFIC for the 2008 or 2009 taxable year.
If the Company is classified as a PFIC for any taxable year during which a U.S. Holder owns shares or ADSs, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether the Company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the shares or ADSs in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares or ADSs.
Under these adverse rules (a) the excess distribution or gain will be allocated rateably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which the Company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year.
Alternatively, a U.S. Holder may be eligible to make a mark-to-market election. A U.S. Holder that makes a mark-to-market election must include in ordinary income, rather than capital gain, for each year an amount equal to the excess, if any, of the fair market value of the shares or ADSs, as applicable, at the close of the taxable year over the U.S. Holder’s adjusted basis in the shares or ADSs. Additional complex rules apply and the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable.
U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.

Information Reporting and Backup Withholding
The proceeds of a sale or other disposition, as well as dividends paid with respect to shares or ADSs by a United States payor (including any payments received from a U.S. financial intermediary), generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for obtaining an exemption.
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
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of December 31, 2008, the end of the period covered by this annual report, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2008, our disclosure controls and procedures were not effective because of the material weaknesses described below under “—Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm .”
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
Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management has completed its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, and has concluded that our internal control over financial reporting as of December 31, 2008 was not effective. In performing our assessment of internal control over financial reporting, management is using the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.
Our management has identified certain control deficiencies which represent material weaknesses based on the criteria described in Internal Control — Integrated Framework issued by the COSO. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified the following material weaknesses during our assessment of our internal control over financial reporting as of December 31, 2008:
•	Ineffective controls over monitoring of receipts in advance
We record advanced payments received from our customers as receipts in advance before revenue is recognized. The receipts in advance balance is reversed when criteria for revenue recognition are met. Our control over monitoring and keeping track of the receipts in advance balance were not effective. Under certain circumstances when we were recognizing revenue, we recorded additional accounts receivable instead of offseting the related receipts in advance that had been recorded upon receipt of payment from our customers. This has led to an overstatement of receipts in advance balance and accounts receivable balance as of the balance sheet date in our unaudited financial records. During the course of the audit of our consolidated financial statements, corrective adjustments were recorded to offset certain receipts in advance balances against the related accounts receivable balances. These adjustments are reflected in our audited consolidated financial statements for the year ended December 31, 2008.

•	Inadequate level of review of long-aged bank reconciling items
Our controls over the procedures for reconciling our cash balances in banks to our own records were not effective. Specifically, certain unreconciled items had not been followed up and resolved in a timely manner, and as a result, certain adjustments to reconcile our cash and cash balances were wrongly recorded in our unaudited financial records due to a lack of supporting information. During the course of the audit of our consolidated financial statements, corrective adjustments were recorded to reconcile our cash and bank balances as of December 31, 2008. These adjustments are reflected in our audited consolidated financial statements for the year ended December 31, 2008.
•	Insufficient competent accounting personnel in applying U.S. GAAP in the financial reporting process
We do not have sufficient competent accounting personnel who are proficient in applying U.S. GAAP in the financial reporting process to ensure our financial statements are prepared in a timely manner.
Our management has also identified certain significant deficiencies for the internal controls over financial reporting. These significant deficiencies have been reported to our audit committee.
Remediation Plan
We have set up a project team, led by our internal audit manager, to implement remedial plans for the foregoing material weaknesses as follows:
•	Formalize the procedure to monitor and keep track of receipts in advance balance to ensure it is properly reversed when the relevant revenue is recognized.
•	Strengthen the review procedures on the bank reconciliation process to ensure outstanding bank reconciling items are resolved in a timely manner.
•	Recruit more competent accounting personnel who are proficient in applying U.S. GAAP in the financial reporting process to assure our financial statements are prepared in a timely manner.
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
An attestation report of our independent registered public accountants on the effectiveness of our internal controls over financial reporting is also included in this annual report on page F-2.
Changes in Internal Control over Financial Reporting
The discussion above under “Remediation Plan” includes descriptions of the material planned or actual changes to the company’s internal control over financial reporting in the year ended December 31, 2008 and subsequent to December 31, 2008 that materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Kin Kwong Mak qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. For Mr. Mak’s biographical information, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, and other designated members of senior management of our company. We have filed this code of ethics as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for 2007 and 2008:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	(in millions of RMB)
2007	3.2	—	—	—
2008	5.2	—	—	—
Before our principal accountants may be engaged by our company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the U.S. Securities and Exchange Commission.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total Number of	Approximate
		Average		ADSs Purchased	Dollar Value of ADSs
	Total Number of	Price	Average	as Part of Publicly	that May Yet Be
	American Depositary	Paid	Price Paid	Announced Plans	Purchased Under
Period	Shares Purchased(1)	Per ADS	Per ADS(2)	or Programs	the Programs
		US$	RMB		US$
January 1 through January 31, 2008	—	—	—	—	—
February 1 through February 29, 2008	—	—	—	—	—
March 1 through March 31, 2008	—	—	—	—	—
April 1 through April 30, 2008	—	—	—	—	—
May 1 through May 31, 2008	19,879	4.9920	34.8067	457,319	4,292,762
June 1 through June 30, 2008	139,645	4.8767	33.6458	596,964	3,611,755
July 1 through July 31, 2008	—	—	—	—	—
August 1 through August 31, 2008	126,800	3.6142	34.8067	723,764	3,153,474
September 1 through September 30, 2008	12,757	3.9327	33.6458	736,521	3,103,305
October1 through October 31, 2008	—	—	—	—	—
November 1 through November 30, 2008	115,278	0.9312	6.3583	851,799	2,995,958
December 1 through December 31, 2008	69,050	0.9605	6.5832	920,849	2,292,635

Total	920,849	5.5062	38.2554	920,849

(1)	Our company’s ADS to ordinary share ratio is one ADS for every 25 ordinary shares.

(2)	The conversion from United States dollars into Renminbi (RMB) is based on the noon buying rates adopted by our company for the reporting of our periodic results as follows:

		Exchange rate
Period	Period ended	US$ to RMB
May 1 through May 31, 2008	May 31, 2008	6.9725
June 1 through June 30, 2008	June 30, 2008	6.8993
August 1 through August 31, 2008	August 31, 2008	6.8462
September 1 through September 30, 2008	September 30, 2008	6.8307
November 1 through November 30, 2008	November 30, 2008	6.8281
December 1 through December 31, 2008	December 31, 2008	6.8539
(3)
On September 21, 2007, we announced a share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we may repurchase up to US$8.0 million worth of our issued and outstanding ADSs from time to time in open-market transactions on Nasdaq. The share repurchase program does not have an expiration date and may be modified or discontinued at any time by our board of directors.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like our company to follow “home country practice” in certain corporate governance matters.
Nasdaq Listing Rules 5605(d)(1)(B) and (2)(B) and 5605(e)(1)(B) generally require the compensation committees and nominating committees of listed companies to be comprised solely of independent directors as defined in Rule 5605(a)(2). We follow home country practice with respect to the composition of our compensation committee and corporate governance and nominating committee which differs from the Nasdaq Listing Rules. See Item 6. “Directors, Senior Management and Employees — Board of Directors.”
In addition, Nasdaq Listing Rule 5605(b)(1) generally requires that a majority of the board of directors of listed companies must be comprised of independent directors as defined in Rule 5605(a)(2). There are, however, no specific requirements under Cayman Islands law on the composition of our board of directors. We follow home country practice with respect to the composition of our board of directors and have seven directors, three of which, namely Cuiming Shi, Xiaohu You and Kin Kwong Mak, are independent directors as defined in Rule 5605(a)(2).
Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Listing Rules.
In accordance with Nasdaq Listing Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website www.grentech.com.cn. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18. FINANCIAL STATEMENTS
See Index to Financial Statements for a list of all financial statements filed as part of this annual report.
ITEM 19. EXHIBITS

Exhibit
No.	Description of Exhibit
1.1	Amended and restated memorandum and articles of association of the Registrant (1)

2.1	Form of share certificate (1)

2.2	Form of deposit agreement, including form of American Depositary Receipt (2)

4.1	Contract for grant of land use right of Shenzhen Municipality (3)

4.2
Translation of share transfer agreement for Lake Communication Limited by and between Shenzhen GrenTech Company Limited and Zhuang Haifan dated December 17, 2008 and related disposition of liabilities agreement

4.3	Share option scheme (4)

Exhibit
No.	Description of Exhibit
8.1	List of subsidiaries

11.1	Code of ethics (5)

12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO and CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-132385) filed with the SEC with respect to American Depositary Shares representing our ordinary shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on July 15, 2008.

(4)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC on May 4, 2007.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China GrenTech Corporation Limited
/s/ Rong Yu
Name:	Rong Yu
Title:	Chief Financial Officer
Date: June 30, 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
China GrenTech Corporation Limited:
We have audited the accompanying consolidated balance sheets of China GrenTech Corporation Limited and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China GrenTech Corporation Limited and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2008, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China GrenTech Corporation Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2009 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG KPMG
Hong Kong, China
June 30, 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
China GrenTech Corporation Limited:
We have audited China GrenTech Corporation Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China GrenTech Corporation Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to (1) controls over monitoring of receipts in advance; (2) review of long-aged bank reconciling items; and (3) competent accounting personnel in applying U.S. GAAP in the financial reporting process, have been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and its subsidiaries. These aforementioned material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated June 30, 2009, which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, China GrenTech Corporation Limited has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We do not express an opinion or any other form of assurance on management’s statements referring to remedial actions taken or planned to be taken after December 31, 2008 relative to the aforementioned material weaknesses in internal control over financial reporting.

/s/ KPMG KPMG
Hong Kong, China
June 30, 2009

China GrenTech Corporation Limited and subsidiaries
Consolidated Balance Sheets
as of December 31, 2007 and 2008
(RMB and US$ expressed in thousands)

	Note	2007	2008	2008
		RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents		316,778	293,353	42,998
Pledged time deposits	3	259,786	122,368	17,936
Accounts receivable, net	4	925,838	728,260	106,744
Inventories	5	542,094	520,619	76,309
Prepaid expenses and other current assets		54,184	97,668	14,316
Deferred tax assets	6	7,826	17,137	2,512
Deferred tax charges		1,185	261	38

Total current assets		2,107,691	1,779,666	260,853
Property, plant and equipment, net	7	225,069	412,259	60,426
Construction in progress	7	134,637	2,816	413
Lease prepayments, net	8	89,683	82,124	12,037
Investment securities	9	7,944	—	—
Intangible assets, net	10	37	1,815	266
Goodwill	11	38,247	—	—
Prepayment for fixed assets		4,486	9,080	1,331
Long-term accounts receivable	4	389,505	551,210	80,793

Total assets		2,997,299	2,838,970	416,119

Liabilities
Current liabilities
Short-term bank loans	14	456,050	480,207	70,386
Current portion of long term bank loan	15	—	20,000	2,931
Accounts payable		329,220	370,965	54,374
Bills payable		85,216	110,599	16,211
Accrued expenses and other payables	12	340,765	247,484	36,274
Income tax payable		37,830	37,362	5,476

Total current liabilities		1,249,081	1,266,617	185,652
Long-term bank loan	15	150,000	130,000	19,055
Deferred tax liabilities	6	5,938	4,752	697

Total liabilities		1,405,019	1,401,369	205,404

Commitments and contingencies	28
Minority interests		5,763	4,354	638

Shareholders’ equity
Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 625,000,000 issued as of December 31, 2007 and 2008 respectively; 614,064,000 and 601,978,775 outstanding as of December 31, 2007 and 2008 respectively	17	103	103	15
Contributed surplus		853,476	856,670	125,565
Statutory reserves		146,077	142,158	20,837
Retained earnings		613,308	470,860	69,016
Treasury stock at cost, 10,936,000 shares and 23,021,225 shares as of December 31, 2007 and 2008 respectively		(26,447)	(36,544)	(5,356)

Total shareholders’ equity		1,586,517	1,433,247	210,077

Total liabilities and shareholders’ equity		2,997,299	2,838,970	416,119

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Operations
for the years ended December 31, 2006, 2007 and 2008
(RMB and US$ expressed in thousands, except share and per share data)

	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$

Revenues	21	832,795	979,302	984,657	144,325
Cost of revenues		(437,040)	(611,436)	(751,367)	(110,131)

Gross profit		395,755	367,866	233,290	34,194

Operating expenses:
Research and development costs		(47,671)	(56,525)	(70,232)	(10,294)
Sales and distribution expenses		(112,948)	(126,816)	(138,524)	(20,304)
General and administrative expenses		(55,944)	(68,498)	(127,028)	(18,618)
Impairment of goodwill	11	—	—	(27,589)	(4,044)

Total operating expenses		(216,563)	(251,839)	(363,373)	(53,260)

Operating income / (loss)		179,192	116,027	(130,083)	(19,066)
Other income/(expense)
Interest income		19,186	22,313	31,257	4,581
Interest expense		(28,026)	(35,347)	(54,844)	(8,039)
Investment income		238	318	4,873	714
Foreign currency exchange loss		(9,875)	(18,791)	(10,418)	(1,527)
Grant income		7,670	7,355	15,209	2,229

Total other expense		(10,807)	(24,152)	(13,923)	(2,042)

Income/(loss) before income tax expense and minority interests		168,385	91,875	(144,006)	(21,108)
Income tax expense	6	(18,277)	(10,321)	(3,157)	(463)

Income/(loss) before minority interests		150,108	81,554	(147,163)	(21,571)
Minority interests		(1,267)	982	796	117

Net income/(loss)		148,841	82,536	(146,367)	(21,454)
Dividends, accretion to redemption value and of foreign currency rate movements on mandatorily redeemable convertible preference shares	16	(549)	—	—	—

Net income/(loss) available to ordinary shareholders		148,292	82,536	(146,367)	(21,454)

Net income/(loss) per share available to ordinary shareholders:
— Basic	23	0.25	0.13	(0.24)	(0.04)

— Diluted	23	0.25	0.13	(0.24)	(0.04)

Weighted average number of ordinary shares:
— Basic	23	584,580,799	624,624,852	610,158,841	610,158,841

— Diluted	23	593,150,684	624,624,852	610,158,841	610,158,841

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Shareholder’s Equity
for the years ended December 31, 2006, 2007 and 2008
(RMB and US$ expressed in thousand, except share data)

		Ordinary shares						Total
		Number of		Contributed	Statutory	Retained	Treasury	shareholders’
	Note	shares	Amount	surplus	reserves	earnings	stock	equity
			RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2006		466,365,500	77	158,534	117,092	231,017	—	506,720

Net income		—	—	—	—	148,841	—	148,841
Interest on long-term debt paid by shareholders		—	—	—	—	8,345	—	8,345
Appropriation to statutory reserves		—	—	—	15,311	(15,311)	—	—
Dividends declared on ordinary shares	17	—	—	—	—	(7,609)	—	(7,609)
Dividends declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	(548)	—	(548)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	(360)	—	(360)
Effect of foreign currency rate movement on mandatorily redeemable convertible preference shares						359		359
Issue of new shares, net of related	17	125,000,000	20	649,002	—		—	649,022
offering costs of RMB 71,534 Conversion of mandatorily redeemable convertible preference shares	16	33,634,500	6	45,940	—	—	—	45,946
Extinguishment of obligations in respect of long-term debt and related interest payable		—	—	—	—	179,712	—	179,712

Balance as of December 31, 2006		625,000,000	103	853,476	132,403	544,446	—	1,530,428

Net income		—	—	—	—	82,536	—	82,536
Share repurchased during the year		(10,936,000)					(26,447)	(26,447)
Appropriation to statutory reserves		—	—	—	13,674	(13,674)	—	—

Balance as of December 31, 2007		614,064,000	103	853,476	146,077	613,308	(26,447)	1,586,517

Net loss		—	—	—	—	(146,367)	—	(146,367)
Share repurchased during the year		(12,085,225)	—	—	—	—	(10,097)	(10,097)
Share-based compensation, net of nil tax	20	—	—	3,194	—	—	—	3,194
Appropriation to statutory reserves		—	—	—	2,511	(2,511)	—	—
Derecognized on disposal of subsidiaries		—	—	—	(6,430)	6,430	—	—

Balance as of December 31, 2008		601,978,775	103	856,670	142,158	470,860	(36,544)	1,433,247

Balance as of December 31, 2008 —US$		—	15	125,565	20,837	69,016	(5,356)	210,077

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2006, 2007 and 2008
(RMB and US$ expressed in thousands)

	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$

Cash flow from operating activities
Net income/(loss)		148,841	82,536	(146,367)	(21,454)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Loss on disposal of property, plant and equipment		1,297	308	390	57
Depreciation of property, plant and equipment	22	22,050	29,004	32,327	4,738
Impairment of goodwill	11	—	—	27,589	4,044
Amortization of lease prepayments and intangible assets		330	1,216	3,356	492
Interest expense on Exchangeable Bonds		3,340	—	—	—
Minority interests		1,267	(982)	(796)	(117)
Allowance for doubtful accounts	4	2,030	16,177	57,574	8,439
Deferred tax expense (benefit)		2,836	(5,141)	(9,451)	(1,385)
Deferred tax charges		(1,820)	3,596	(261)	(38)
Foreign currency exchange loss		8,428	18,791	10,418	1,527
Share-based compensation	20	—	—	3,194	468
Net gain from disposal of interests in subsidiaries	19	—	—	(4,556)	(668)
Changes in operating assets and liabilities, net of effects of acquisition of a subsidiary:
Accounts receivable		(319,493)	(380,865)	(132,065)	(19,357)
Inventories		(64,270)	(104,373)	13,442	1,970
Prepaid expenses and other current assets		(1,360)	1,061	(64,186)	(9,408)
Accounts payable		6,853	142,652	205,605	30,136
Bills payable		49,509	6,640	36,470	5,346
Accrued expenses and other payables		19,888	66,370	(38,012)	(5,571)
Income tax payable		7,416	2,782	10,385	1,522
Amounts due to related parties		(1,920)	—	—	—

Net cash (used in)/ provided by operating activities		(114,778)	(120,228)	5,056	741

Cash flow from investing activities
Purchase of property, plant and equipment		(71,639)	(193,117)	(100,138)	(14,678)
Purchase of land use rights		(9,188)	(75,890)	—	—
Decrease/(increase) in pledged time deposits		(162,368)	(31,359)	132,695	19,450
Acquisition of interests in subsidiary, net of cash acquire		—	5,842	—	—
Disposal of interests in subsidiary, net of cash dispose		—	—	(4,479)	(656)
Proceeds from sale of property, plant and equipment		45	87	35	5

Net cash (used in)/ provided by investing activities		(243,150)	(294,437)	28,113	4,121

Cash flow from financing activities
Repurchase of registered capital interests		—	(26,447)	(10,097)	(1,480)
Net proceeds from issue of new shares		649,022	—	—	—
Principal payments of short-term bank loans		(342,104)	(612,050)	(930,550)	(136,394)
Proceeds from short-term bank loans		517,540	882,050	937,450	137,406
(Payment for)/proceeds from collection of sold accounts					—
receivable on behalf of financial institutions, net		(54,321)	58,862	(48,888)	(7,166)
Dividends paid to minority interest holders		—	(3,800)	—	—
Dividends paid to ordinary shareholders		(61,623)	(25,996)	—	—

Net cash provided by/(used in) financing activities		708,514	272,619	(52,085)	(7,634)

Effect of foreign currency exchange rate change on cash		(11,771)	(8,599)	(4,509)	(661)

Net increase/(decrease) in cash and cash equivalents		338,815	(150,645)	(23,425)	(3,433)
Cash and cash equivalents:
At beginning of year		128,608	467,423	316,778	46,431

At end of year		467,423	316,778	293,353	42,998

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2006, 2007 and 2008
(RMB and US$ expressed in thousands)

	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Income tax	9,844	8,251	2,485	364
Interest expense, net of interest capitalized	24,686	32,829	50,310	7,374

Significant Non-Cash Transactions:
Interest on long-term debt paid by shareholders	8,345	—	—	—
Extinguishment of obligations in respect of long-term debt and related interest payable	179,712	—	—	—
Conversion of mandatorily redeemable convertible preference shares into new ordinary shares	45,946	—	—	—
Acquisition on additional equity interest in subsidiary by transfer and exchange of accounts receivable	—	77,494	—	—
See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(1)	Principal Activities, Basis of Presentation and Organization
Principal Activities
China GrenTech Corporation Limited (the ''Company’’, formerly known as Powercom Holdings Limited) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are principally engaged in the manufacture and sale of wireless coverage products and services in the People’s Republic of China (the “PRC”). The Group derives substantially all of its revenues from China United Telecommunications Corporation and its affiliates (the “China Unicom Group”), China Mobile Communications Corporation and its affiliates (the “China Mobile Group”) and China Telecom Corporation Limited and its affiliates (the “China Telecom Group”). At December 31, 2008, the China Unicom Group, the China Mobile Group and the China Telecom Group were the only three licensed wireless communication operators in the PRC (Note 27).
Basis of Presentation and Organization
The Company was incorporated in the Cayman Islands and was established on December 3, 2003, as part of the reorganization of Shenzhen GrenTech Company Limited (“Shenzhen GrenTech”, formerly known as Shenzhen Powercom Company Limited) and its subsidiaries (the ''Reorganization’’) in preparation of its initial public offering of securities (“IPO”). Shenzhen GrenTech was established in the PRC in July 1999 as a domestic limited liability company with registered capital of RMB10,000,000. The registered capital was subsequently increased to RMB112,000,000 in 2000. As of December 31, 2008, Shenzhen GrenTech’s principal subsidiaries consist of i) Shenzhen Lingxian Technology Company Limited (''Shenzhen Lingxian’’), a 99% owned domestic limited liability company; ii) Shenzhen Radio Frequency Communication Company Limited (“RF Communication”), 100% owned domestic limited liability company and; iii) Shenzhen GrenTech RF Technology Limited (“RF Technology), an 100% owned domestic limited liability company; iv) Shenzhen Kaige Technology Company Limited (“Kaige”), an 100% owned domestic limited liability company; v) Shenzhen Kaixuan Technology Company Limited (“Kaixuan”), a domestic limited liability company wholly owned by Kaige. During the year, the Group disposed of its entire equity interest in Quanzhou Lake Communication Company Limited (“Lake Communication”) and Quanzhou Lake Microwave Company Limited (“Lake Microwave”) (Note 19).

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(1)	Principal Activities, Basis of Presentation and Organization (continued)
Basis of Presentation and Organization (continued)
In connection with the Reorganization in December 2003, the shareholders of Shenzhen GrenTech, through a series of related transactions, including the issuance of Exchangeable Bonds (Note 15) to third party investors for proceeds of US$20,700,000, transferred their entire equity interests in Shenzhen GrenTech to the Company in exchange for 466,365,500 ordinary shares of the Company (Note 17). As the Reorganization was completed for the sole purpose of establishing the legal structure of the Company in preparation for the initial public offering of securities of GrenTech, and as the shareholders’ proportionate equity interests in the Company upon consummation of the Reorganization were identical to their proportionate equity interests in Shenzhen GrenTech just prior the consummation of the Reorganisation, the accompanying consolidated financial statements have been prepared as a reorganisation of business under common control in a manner similar to a pooling-of-interest. Accordingly, the assets and liabilities transferred to the Company have been stated at the historical carrying amounts of Shenzhen GrenTech.
GrenTech just prior to the consummation of the Reorganization, the accompanying consolidated financial statements have been prepared as a reorganization of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to the Company have been stated at the historical carrying amounts of Shenzhen GrenTech.
On April 4, 2006, the Company completed its initial public offering and sold 5,000,000 ADSs, representing 125,000,000 new ordinary shares, at an initial public offering price of US$18.00 per ADS. The Company received net proceeds, after deduction of the related offering costs, in the amount of RMB649,022,000 (approximately US$83,164,000).
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).
This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s principal subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (''PRC GAAP’’), the accounting standards used in the country of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices
(a)	Principles of Consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.
Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.
(b)	Foreign Currency Transactions
The Company and its subsidiaries’ functional and reporting currency is the RMB.
Transactions denominated in currencies other than Renminbi (“RMB”) are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The RMB resulting exchange differences are recorded as other income or expenses in the consolidated statements of operations.
Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB8.28 per U.S. dollar on July 20, 2005 to RMB8.11 per U.S. dollar on July 21, 2005. The exchange rate has continued to rise in a steady manner since the initial adjustment.
For the convenience of the readers, the 2008 RMB amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$1.00 = RMB6.8225, being the noon buy rate for U.S. dollars in effect on December 31, 2008 in the City of New York for cable transfer in Renminbi per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2008, or at any other date.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
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
As a result of the decline of the exchange rate of the U.S. dollar against RMB, the carrying value of the mandatorily redeemable convertible preference shares, which were denominated in U.S. dollars, was reduced by RMB359,000 (US$46,000) for the period from January 1, 2006 to April 3, 2006 (being the date of conversion into ordinary shares). The effects of the foreign currency rate movements on the mandatorily redeemable convertible preference shares were reflected as adjustments to shareholders’ equity in 2006.
(c)	Use of Estimates
The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount of property, plant and equipment, impairment of intangibles assets including goodwill, valuation allowances for accounts receivable, realizable values for inventories, accrued warranty costs and revenue recognition. Changes in facts and circumstances may result in revised estimates.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(d)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and in bank, including certificates of deposit with initial terms of less than three months.
As at December 31, 2007 and 2008, the Group had foreign currency cash deposits denominated in US dollars of US$26,111,000 (equivalent to RMB190,469,000 ) and US$3,067,000 (equivalent to RMB20,924,000), respectively.
Further decline of the exchange rate of the U.S. dollar against RMB could result in additional foreign exchange loss to the Group. The convertibility of foreign deposits into RMB will be subject to the approval from the State Administration of Foreign Exchange.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(e)	Accounts Receivable
Accounts receivable are stated at the historical carrying amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Provisions for doubtful accounts are charged to general and administrative expenses.
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
Deferred installation costs related to wireless coverage products delivered and installed for which the related completion and/or inspection certificates have not been issued are capitalized as inventory. The deferred installation costs are charged to cost of revenues in the same period that the revenue attributable to the installation service is recognized.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
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
Property, plant, and equipment are stated at cost less accumulated depreciation and impairment. Depreciation of property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years
Buildings	20–56
Equipment and machinery	5–10
Motor vehicles	10
Office equipment and computer software	5
Interest expense and other direct costs incurred related to the construction of property, plant and equipment are capitalized. The capitalization of expenses as part of the costs of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and costs are being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.
No deprecation is provided in respect of construction in progress.
(h)	Lease Prepayments
Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50~70 years.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(i)	Goodwill and Other Intangible Assets
Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.
Other intangible assets with determinable useful lives are amortized based on the straight-line method. Intangible assets with determinable useful lives consist of registered patents that are amortized on a straight-line basis over the estimated useful life of 2-10 years.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
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
Long-lived assets, including property, plant and equipment, and intangible assets with determinable useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(l)	Revenue Recognition
The Company derives revenues principally from the provision and sale of wireless coverage products and services, and sale of RF parts and components. Revenue is recognized when the risk and rewards are transferred, delivery has occurred or the services have been rendered, persuasive evidence of any arrangement exists, the price to the buyer is fixed or determinable and collectibility is reasonably assured. These criteria as they apply to the provision and sale of wireless coverage products and services, and the sale of standalone wireless coverage products and RF-based parts and components and RF-based wireless communication system products are as follows:
Wireless coverage products and services
A wireless coverage products and services contract consists of two revenue-generating activities, or deliverables, which are the sale of wireless coverage products and the provision of installation services. Pursuant to Emerging Issues Task Force Issue No. 00-21,“Revenue Arrangements with Multiple Deliverables”, the equipment sale and installation services are accounted for as separate units of accounting for the following reasons: i) the equipment has standalone value as it can and has been sold separately by the Company; ii) objective and reliable evidence of the fair value for the installation services exists as evidenced by the amount charged by independent third parties; and iii) there are no refund rights in these arrangements. As objective and reliable evidence of fair value exists for both the equipment and installation services, the appropriate revenue recognition convention is separately applied to each of the two deliverables.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
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
A portion of the installation service deliverable is rendered concurrently with the delivery of wireless coverage products. As the amount of the wireless coverage products and service contract consideration is not contractually due and customer acceptance is not deemed to occur until the issuance of a completion certificate. Revenue for the wireless coverage products deliverable is not recognized until the issuance of the completion certificate.
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
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(l)	Revenue Recognition (continued)
Pursuant to the terms of the Company’s contracts, the customers are generally required to pay i) a range of 30% to 60% of the contract sum either upon signing of the sales and purchase contract or the issuance of the completion certificate, ii) a range of 30% to 60% of the contract sum upon issuance of the preliminary inspection certificate, iii) a range of 10% to 30% of the contract sum upon the issuance of the final inspection certificate and iv) a range of zero to 10% of the contract sum upon the expiration of the warranty period. The Company has allowed its customers to pay the contract sum in installments as a standard business practice. Sales of wireless coverage products and services are made under these payment terms and, provided that the above criteria for revenue recognition are met, are recognized as revenue due to: i) the Company’s history of successfully collecting amounts due under the original payment terms without making significant concessions on payments; and ii) the Company’s enforceable legal right to receive the contractually specified amount in cash attributable to the element of the contract that has been delivered, and the Company’s intent to enforce this right, when considered necessary.
The portion of the contract sum recognized as revenue in excess of the amounts received under the contract payment terms is recorded in accounts receivable in the accompanying consolidated balance sheets. The portion of the amounts received under the contract payment terms in excess of the revenue recognized is recorded as deferred income and included in accrued expenses and other payables in the accompanying consolidated balance sheets. Amounts due under the contract terms beyond one year are reclassified as long term accounts receivable and are discounted at the prevailing borrowing rate announced by the People’s Bank of China.
Provisions for estimated settlement discounts provided to customers are recorded as a reduction of revenue in the same period that revenue is recognized. The provision for estimated settlement discounts, which is based on historical settlement data and current expectation, is the Company’s best estimate of the amount of discounts to be provided to customers to encourage prompt payment.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(l)	Revenue Recognition (continued)
For most wireless coverage products and services contracts, the Company provides free repairs and replacement for defective parts for a duration of 12 months to 36 months after the issuance of the final inspection certificate. The Company records a provision for estimated future costs to be incurred during the warranty period in the same period that revenue is recognized. Allowances for warranties are recorded as cost of revenues and are established on an individual basis. The estimates reflect historic trends of warranty costs adjusted for specific conditions that may arise and the number of contracts under warranty at each financial year-end.
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
Standalone wireless coverage products and RF-based parts and components
The Company recognizes revenues from the sale of stand-alone WCP equipment and RF parts and components when the risk and rewards of ownership and title to the products have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.
Revenue is stated net of value added taxes (“VAT”), sales tax and surcharge, sales returns, trade discounts and allowances. In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of the tax authorities. The VAT collected is not revenue of the Company; instead the amount is recorded as a liability on the balance sheet until such VAT is paid to the tax authorities.
(m)	Cost of Revenues
Cost of revenues consists primarily of material costs, payroll compensation, installation costs, depreciation, estimated warranty, rentals and related expenses, which are directly attributable to the production of products and rendering of services. Write-down of inventory to lower of cost or market is also recorded in cost of revenues.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(n)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the consolidated statements of operations in the period that includes the enactment date.
On January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.
(o)	Advertising and Research and Development Costs
Advertising and research and development costs are expensed as incurred. Advertising costs included in sales and distribution expenses amounted to RMB955,000, RMB35,000 and RMB49,000 (US$7,000) for the years ended December 31, 2006, 2007 and 2008, respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and maintenance expenses of research and development equipment, material costs and rental expenses for premises used for research and development.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(p)	Freight Costs
The Company records freight costs related to the transporting of the raw materials to the Company’s warehouse in inventory and cost of revenues and all other outbound freight costs in sales and distribution expenses. For the years ended December 31, 2006, 2007, and 2008, freight costs included in cost of revenues were RMB2,608,000, RMB3,691,000 and RMB4,026,000 (US$590,000), respectively, and RMB3,731,000, RMB3,790,000 and RMB5,284,000 (US$774,000) were included in sales and distribution expenses, respectively.
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

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(t)	Income/(loss) per Share
In accordance with SFAS No.128, Computation of Earnings per Share, basic net income /(loss) per share available to ordinary shareholders is computed by dividing net income/(loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share available to ordinary shareholders is calculated by dividing net income/(loss) available to ordinary shareholders by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of shares issuable pursuant to mandatorily redeemable convertible preference shares, and are determined using the as-converted method.
(u)	Share-Based Payment
A share option scheme was established on August 25, 2005 (the “2005 Scheme”) which allows the Company to grant options to its employees to acquire ordinary shares of the Company. The Company has adopted SFAS No. 123R “Share-Based Payment”, which requires that share based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured based on the fair value of the award at the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, if any. In March 14 and December 23, 2008, the Company granted an aggregate of 38,000,000 share options under the 2005 Scheme to certain directors and employees of the Group (Note 20).
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

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(v)	Segment Reporting (continued)
In view of the fact that the Company operates and manages its business solely in the PRC and all of its customers are located in the PRC, no geographical segment information is presented.
(w)	Fair value measurements
On January 1, 2008, the Group adopted the provisions SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 26). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Effective January 1, 2009, the Group will be required to apply the provisions of SFAS No. 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Group is in the process of evaluating the impact, if any, of applying these provisions on its consolidated financial statements.
In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” (“FSP FAS 157-3”) which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Group has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.
In April 2009, the FASB issued FSP SFAS 157-4, “Determining Whether a Market Is Not Active and a Transaction Is Not Distressed” which further clarifies the principles established by SFAS No. 157. The guidance is effective for the periods ending after June 15, 2009 with early adoption permitted for the periods ending after March 15, 2009. The Company is assessing the impact, if any, and will not elect to early adopt FSP SFAS 157-4.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(x)	Recently Issued Accounting Standards
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including on Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. The Group adopted SFAS No. 159 on January 1, 2008. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. The Group has determined not to adopt the fair value option under SFAS No. 159.
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

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(x)	Recently Issued Accounting Standards (continued)
SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment to Accounting Research Bulletin No. 51.” SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008, including prospective accounting for any noncontrolling interests that arose before the effective date. Except for the classification of minority interests as a component of equity, management does not expect the initial adoption of SFAS No. 160 will have a material impact on the Group’s consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(x)	Recently Issued Accounting Standards (continued)
FASB Staff Position, No. FAS 142-3, Determination of the Useful Life of an Intangible Asset
In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” and requires enhanced disclosures relating to: (a) the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; (b) in the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class; and (c) for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class. FSP FAS 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Group is currently evaluating the impact that FSP FAS 142-3 will have on the consolidated financial statements.
(3)	Pledged Time Deposits
Pledged time deposits at December 31, 2007 and 2008 consist of the following:

	2007	2008	2008
	RMB’000	RMB’000	US$’000

Pledged deposits with financial institutions for security on:
- accounts receivable sold (Note (a))	51,499	30,361	4,450
- bills payable (Note (b))	62,396	37,007	5,424
- short-term bank loans (Note (b))	145,891	55,000	8,062

	259,786	122,368	17,936

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(3)	Pledged Time Deposits (continued)
(a)
In its ordinary course of business, the Company entered into certain one-year agreements with independent financial institutions to sell, on an ongoing basis, accounts receivable up to a specified amount (which totalled RMB300 million as of December 31, 2007 and 2008). Accounts receivable are sold at a discount, which is adjusted based upon the timing of collection by the financial institutions. Under the terms of certain of these agreements, a portion of the sold receivables are subject to certain limited recourse provisions pursuant to which the Company is required to deposit 10% to 20% of the sale proceeds into a restricted bank account as security in the event of default of payment by the paying accounts receivable customer. The cash in the restricted bank account is released to the Company upon full payment by the customer and is released on a proportionate basis to the extent that the collections fall short of the amount of accounts receivable sold. The Company did not experience any significant losses under these recourse provisions during the three-year period ended December 31, 2008. The Company surrendered control over the accounts receivable transferred to the financial institutions. Accordingly, pursuant to the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, accounts receivable of RMB117,664,000, RMB200,440,000 and RMB202,178,000 (USD 29,634,000) were derecognized from the balance sheet on their respective dates of the transfer during 2006, 2007 and 2008, respectively. The Company received proceeds from the sale of the accounts receivable of RMB108,998,000, RMB192,687,000 and RMB188,422,000 (US$27,652,000), respectively, for the years ended December 31, 2006, 2007 and 2008, and recorded a discount from the sale of accounts receivable of RMB8,666,000, RMB7,753,000 and RMB13,521,000 (US$1,982,000), respectively, which was included in interest expense for the years ended December 31, 2006, 2007 and 2008. Discount on the sale of accounts receivable is recorded as interest expense in the period during which it occurs.

As of December 31, 2007 and 2008, accounts receivable sold to financial institutions yet to be settled by the Company’s customers amounted to RMB179,176,000 and RMB292,202,000 (US$42,829,000), respectively.
Pursuant to the sales agreements with the financial institutions, the Company is responsible for servicing the accounts receivable sold until the expiration of the sales agreements. The service obligations primarily comprise of serving notice to customers and collecting the cash on behalf of the financial institutions and remitting the cash to the financial institutions by a specified time. No servicing obligation was recorded at the date of sale as the amount was considered to be immaterial. As of December 31, 2007 and 2008, an amount of RMB76,623,000 and RMB27,735,000 (US$4,065,000), respectively, had been collected by the Company pending transfer to the financial institutions, and are included in accrued expenses and other payables in the accompanying consolidated balance sheets.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(3)	Pledged Time Deposits (continued)
(b)
The Company entered into several financing facilities for bills and short-term loans with banks during the years presented. Under the terms of the arrangements, cash deposits ranging from 20% to 100% of the respective financing facilities amount were pledged to the banks. The pledged deposits will be released upon the termination or expiry of these facilities.

(4)	Accounts Receivable, net
Accounts receivable at December 31, 2007 and 2008 consist of the following:

	2007	2008	2008
	RMB’000	RMB’000	US$’000

Accounts receivable net of allowances for estimated settlement discounts of RMB10,657 and RMB24,425 respectively as of December 31, 2007 and 2008	1,317,868	1,249,250	183,107
Less: Allowance for doubtful accounts	(22,354)	(25,323)	(3,712)

	1,295,514	1,223,927	179,395
Long term accounts receivable, net	(389,505)	(551,210)	(80,793)

	906,009	672,717	98,602
Bills receivable	19,829	55,543	8,142

	925,838	728,260	106,744

An analysis of the settlement discounts account for 2006, 2007 and 2008 is as follows:

	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	20,057	14,982	10,657	1,562
(Reversal)/provided during the year	(5,075)	(4,325)	13,768	2,019

Balance at end of year	14,982	10,657	24,425	3,581

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(4)	Accounts Receivable, net (continued)
Provision for settlement discounts as at the balance sheet date represents the Company’s best estimate of the amount of discounts to be provided to customers to encourage prompt payment. For the year ended December 31, 2007 and 2008, none of settlement discount was utilized.
Long term accounts receivable, net were stated after the deduction of unearned interest of RMB28,384,000 and RMB45,183,000 (US$ 6,623,000) respectively as of December 31, 2007 and 2008.
Pursuant to the terms of the Company’s contracts to provide wireless coverage products and services (Note 2 (l)), amounts due beyond one-year are reclassified as long-term accounts receivable in the accompanying consolidated balance sheets, being discounted at the applicable discount rate at the time of sale. For the years ended December 31, 2007 and 2008, the weighted average discount rates were 6.82% and 6.85% per annum respectively.
An analysis of the allowance for doubtful accounts for 2006, 2007 and 2008 is as follows:

	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	4,147	6,177	22,354	3,277
Derecognized on disposal of subsidaries	—	—	(11,017)	(1,616)
Charge to statements of operations	2,030	16,177	57,574	8,439
Written off during the year	—	—	(43,588)	(6,388)

Balance at end of year	6,177	22,354	25,323	3,712

Accounts receivable balances written off during the year ended December 31, 2008 were related to aged receivables due from certain non-operator customers. Management believes these customers have encountered financial difficulties caused adverse market conditions experienced in the current year.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(5)	Inventories
Inventories at December 31, 2007and 2008 consist of the following:

	2007	2008	2008
	RMB’000	RMB’000	US$’000

Raw materials	137,722	163,589	23,978
Work-in-progress	14,014	15,539	2,278
Finished goods	390,358	341,491	50,053

	542,094	520,619	76,309

Included in finished goods are i) wireless coverage products delivered to customers’ sites which have not been accepted by the customers through the issuance of completion certificates; and ii) deferred installation costs related to wireless coverage products delivered and installed for which the related completion and/or inspection certificates have not been issued at the respective year end dates. As at December 31, 2007 and 2008, deferred installation costs amounted to RMB43,334,000 and RMB54,215,000 (US$7,947,000) respectively.
Inventories were written down by RMB Nil, RMB Nil and RMB 41,952,000 (US$6,149,000) and charged to cost of revenue during 2006, 2007 and 2008 respectively. The write down of inventory during the year ended December 31, 2008 was mainly related to obsolete inventories that are no longer suitable for future network construction, due to rapid advancement in wireless coverage technology and the rollout of large scale 3G network constructions.
(6)	Income Tax Expense
Cayman Islands and British Virgin Islands Taxes
Under the current laws of the Cayman Islands and British Virgin Islands, the Company and GrenTech BVI Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company and GrenTech BVI Limited, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)
PRC Tax
Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. However, Shenzhen GrenTech, Shenzhen Lingxian, Kaige, Kaixuan and RF Technology were established in the Shenzhen Special Economic Zone and were entitled to the preferential income tax rate of 15%. Furthermore, Shenzhen GrenTech and Shenzhen Lingxian were granted an additional 50% relief from the preferential income tax rate of 15% and were subject to a reduced income tax rate of 7.5% for 2006 and 2007. In addition, as a foreign investment enterprise (“FIE”) established in the coastal open economic area, Lake Microwave was subject to income tax at a rate of 27% for 2006 and 2007.
On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”), which unified the income tax rate to 25% for all enterprises. The new tax law was effective as of January 1, 2008. The new tax law also provides a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Further, entities that qualified as “Advance and New Technology Enterprise” (“ANTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the recognition criteria and procedures for ANTE under the new tax law were not issued until April 2008. As of December 31, 2008, Shenzhen GrenTech had not completed all the procedures required under the new tax law that would entitle it to the ANTE preferential tax rate of 15%. Based on the above, the transitional tax rates of 18%, 20%, 22%, 24% and 25% are applied in measuring income tax effects of Shenzhen GrenTech, Shenzhen Lingxian, Kaige and Kaixuan for 2008, 2009, 2010, 2011 and 2012 onwards, respectively, where applicable. RF Communication and RF Technology were established after March 16, 2007 and therefore are subject to income tax at 25% beginning on January 1, 2008. In addition, Lake Microwave and Lake Communication were subject to income tax at 25% for 2008 and were disposed by the Group during December 2008 (Note 19).
In March 2009, Shenzhen GrenTech obtained the ANTE certificate entitling it to the preferential income tax rate of 15% under the new tax law retroactively from January 1, 2008 to December 31, 2010. Accordingly, in March 2009, Shenzhen GrenTech remeasured its income tax liability for 2008 and its deferred tax assets that are expected to be recovered in 2009 and 2010 using the preferential income tax rate of 15%. The tax effect resulting from this remeasurement is a reduction of Shenzhen GrenTech’s deferred tax assets by approximately RMB4,070,000 (US$597,000).

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)
The Group’s income tax expense consists of the following:

	Current	Deferred	Total
PRC Income tax expense/(benefit)	RMB’000	RMB’000	RMB’000

Year ended December 31, 2006	17,261	1,016	18,277

Year ended December 31, 2007	11,866	(1,545)	10,321

Year ended December 31, 2008	12,608	(9,451)	3,157

Year ended December 31, 2008 (US$’000)	1,848	(1,385)	463

Income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC income tax rate of 15% (the applicable tax rate of the Company’s principal subsidiaries) for 2006 and 2007 and 25% for 2008 for the following reasons:

	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Income/(loss) before income tax expense and minority interests:
- PRC	167,717	105,567	(130,458)	(19,122)
- Non-PRC	668	(13,692)	(13,548)	(1,986)

Income/(loss) before income tax expense and minority interests	168,385	91,875	(144,006)	(21,108)

Computed “expected” tax expense/(benefit)	25,258	13,781	(36,002)	(5,277)
Non-decuctible impairment of goodwill	—	—	4,138	607
Non-deductible entertainment expenses	4,756	4,405	4,051	594
Non-deductible cost of investment	—	—	4,963	727
Non-deductible settlement discount			1,893	277
Non-deductible share-based compensation	—	—	575	84
Non-deductible bad debts expenses	—	—	15,165	2,223
Other non-deductible expenses	705	885	506	74
Research & development bonus deduction	—	—	(4,073)	(597)
Non-taxable income	(36)	(48)	(48)	(7)
Tax rate differential	331	2,385	15,002	2,198
Tax holiday	(13,602)	(11,048)	—	—
Change in valuation allowance	865	4,526	320	47
Effect on change in enacted tax rate	—	(4,565)	—	—
Effect on change in tax rate on deferred tax assets	—	—	(3,333)	(487)

Actual income tax expense	18,277	10,321	3,157	463

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)
If the Company’s subsidiaries were not in the tax holiday periods, the income tax expense would be increased by RMB13,602,000 and RMB11,048,000 and RMB Nil(US$ Nil) for the years ended December 31, 2006, 2007 and 2008, respectively and the net income per share available to ordinary shareholders for such periods would be decreased as follows:

	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Decrease in net income per share available to ordinary shareholders:
- Basic	0.02	0.02	—	—

- Diluted	0.02	0.02	—	—

As of December 31, 2008, the Group has unused tax losses of RMB4,479,000 (US$656,000). The tax losses will expire as follows if unutilized by:

	RMB’000	US$’000

2009	—	—
2010	759	111
2011	1,862	273
2012	197	29
2013	1,661	243

	4,479	656

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2007 and 2008 are presented below:

	2007	2008	2008
	RMB’000	RMB’000	US$’000

Deferred tax assets
Accounts receivables	5,497	—	—
Revenue recognition	2,474	5,062	742
Accrual	—	858	126
Warranty Provision	2,220	2,479	363
Inventories	36	8,430	1,236
Tax loss carryforwards	2,780	1,037	152

Total gross deferred tax assets	13,007	17,866	2,619

Less: valuation allowances	(5,181)	(729)	(107)

	7,826	17,137	2,512

Deferred tax liabilities

Property, plant and equipment	(5,604)	(4,752)	(697)
Lease prepayments	(334)	—	—

Total gross deferred tax liabilities	(5,938)	(4,752)	(697)

Net deferred tax assets	1,888	12,385	1,815

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)
An analysis of the valuation allowance for 2006, 2007 and 2008 is as follows:

	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000

Balance at the beginning of year	—	865	5,181	759
Charge to statement of operations	865	4,526	320	47
Effect of change in tax rate	—	(210)	124	19
Disposal of subsidiaries (Note19)	—	—	(4,896)	(717)

Balance at the end of year	865	5,181	729	107

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes that the deferred tax assets, net of the valuation allowance as of December 31, 2007 and 2008, are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(6)	Income Tax Expense (continued)
The new tax law also imposes a withholding tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on accumulated earnings, of its subsidiaries as of December 31, 2008 since these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. As of December 31, 2008, the undistributed earnings that the Company intends to reinvest indefinitely, and for which no deferred tax liability was recognized, were RMB26,674,000 (US$3,910,000). As of December 31, 2008, the unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB2,667,000 (US$391,000).
As of January 1, 2007, and for the years ended December 31, 2007 and 2008, the Group did not have any unrecognized tax benefits, and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, it does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000 (US$14,657). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Accordingly, the PRC income tax returns for the Company’s PRC subsidiaries for years beginning in 2003 are open to examination by the PRC state and local tax authorities.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(7)	Property, Plant and Equipment, net and Construction in Progress
Property, plant and equipment consist of the following:

	2007	2008	2008
	RMB’000	RMB’000	US$’000

Buildings	35,327	258,058	37,825
Equipment and machinery	215,157	169,152	24,793
Motor vehicles	27,611	17,961	2,633
Office equipment and computer software	34,652	45,336	6,645

	312,747	490,507	71,896
Accumulated depreciation	(87,678)	(78,248)	(11,470)

	225,069	412,259	60,426
Construction in progress	134,637	2,816	413

	359,706	415,075	60,839

Interest capitalization for the years ended December 31, 2006, 2007 and 2008 were RMB nil, and RMB4,802,000 and RMB11,894,000 (US$1,743,000) respectively.
(8)	Lease Prepayments, net

	2007	2008	2008
	RMB’000	RMB’000	US$’000

Prepaid land use rights	91,838	85,078	12,470
Accumulated amortization	(2,155)	(2,954)	(433)

	89,683	82,124	12,037

Lease prepayment at December 31, 2008 represented the land use rights for a piece of land located in Shenzhen High-Tech Industry Park (“SHTIP”).
As of both December 31, 2007 and 2008, the prepaid land use rights were pledged to banks as collateral for bank loans of RMB150,000,000 (US$21,986,000) (Note 15).
Amortization expense for the years ended December 31, 2006, 2007 and 2008 were RMB292,000, RMB1,178,000 and RMB1,874,000 (US$275,000) respectively.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(9)	Investment Securities
Investment securities held by Lake Communication at December 31, 2007 represented 1.13% interest equity in Quanzhou Bank, a privately held bank in the PRC. Such investment was not marketable, and therefore accounted for using the cost method. Lake Communication was disposed of by the Group in December 2008 (Note 19).
(10)	Intangible Assets, net

	2007	2008	2008
	RMB’000	RMB’000	US$’000

Patent	375	3,260	478
Accumulated amortization	(338)	(1,445)	(212)

	37	1,815	266

Amortization expense for the years ended December 31, 2006, 2007 and 2008 were RMB38,000, RMB38,000 and RMB1,482,000 (US$217,000) respectively.
The estimated amortization expense of intangible assets for the next five years is as follows:

	RMB’000	US$’000

2009	1,630	239
2010	185	27
2011	—	—
2012	—	—
2013	—	—

	1,815	266

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(11)	Goodwill
An analysis of the goodwill for 2007 and 2008 is as follow:

	2007	2008	2008
	RMB’000	RMB’000	US$’000

Balance at the beginning of year	8,216	38,247	5,606
Addition (Note 18)	30,031	—	—
Disposal (Note 19)	—	(10,658)	(1,562)
Impairment	—	(27,589)	(4,044)

Balance at the end of year	38,247	—	—

All goodwill recognized is not deductible for tax purposes.
The Company has determined its goodwill of RMB27,589,000 (US$4,044,000) was fully impaired as at December 31, 2008. The Company considered that the triggering event of the impairment loss was the global economic downturn and other factors that adversely affected the Company’s market capitalization, which was used as a basis for the determination of fair value of the reporting unit used to identify and measure impairment of goodwill in accordance with the provisions of SFAS No. 142.
(12)	Accrued Expenses and Other Payables
Accrued expenses and other payables at December 31, 2007 and 2008 consist of the following:

	2007	2008	2008
	RMB’000	RMB’000	US$’000

Amounts collected on sold accounts receivable on behalf of financial institutions (Note 3)	76,623	27,735	4,065
Allowance for product warranties (Note 13)	12,328	12,395	1,817
Accruals for salaries and welfare	10,469	14,969	2,194
Receipts in advance	88,764	23,355	3,423
Value-Added Tax (“VAT”) payable	97,484	111,284	16,311
Business and other taxes payable	20,182	24,746	3,627
Staff deposits	6,938	218	32
Consideration payable for acquisition of Kaige	10,000	—	—
Construction fee payable	—	24,333	3,567
Others	17,977	8,449	1,238

	340,765	247,484	36,274

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(13)	Allowance for Product Warranties
An analysis of the allowance for product warranties for 2006, 2007 and 2008 is as follows:

	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	11,794	12,308	12,328	1,807
Amount charged to expense	8,240	10,483	8,697	1,275
Amount utilized	(7,726)	(10,463)	(8,630)	(1,265)

Balance at end of year	12,308	12,328	12,395	1,817

(14)	Short-Term Bank Loans
Short-term bank loans outstanding, which are all denominated in Renminbi, are as follows:

	2007	2008	2008
	RMB’000	RMB’000	US$’000

- Unsecured	296,050	425,000	62,294
- Secured	160,000	55,207	8,092

	456,050	480,207	70,386

During the years ended December 31, 2007 and 2008, the Company entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2007 and 2008 were 6.27% and 6.66 % per annum, respectively.
The Company had available undrawn committed bank loan facilities and bills financing facilities amounting to RMB60,000,000 (US$8,794,000) and RMB65,230,000 (US$9,561,000) respectively as of December 31, 2008. In addition, the Company had available committed receivable selling facilities of RMB30,423,000 (US$4,459,000) as of December 31, 2008. Of the unutilized bills financing facilities and receivable selling facilities, the Company will be required to pledge with the banks time deposits not less than 20% to 40% and 10% to 20% respectively of the amount to be utilized.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(14)	Short-Term Bank Loans (continued)
One of the short term loan agreements required the Group to maintain certain financial ratios and minimum amounts of consolidated net worth. The Group has been in compliance with these covenants throughout the term of the loan.
(15)	Long-Term Bank Loan
On May 22, 2007, Shenzhen GrenTech entered into a long term loan with China Construction Bank (“CCB”), amounting to RMB150,000,000. The loan is scheduled to be repaid by four equal annual instalment of RMB20,000,000, commencing on May 22, 2009 and a balloon payment of RMB70,000,000 on May 21, 2013. Interest is paid to CCB on a monthly basis. The loan is secured by the land use right acquired by the Group for the construction of its new headquarters in SHTIP (Note 8).
The loan bears an interest rate of the annual benchmark borrowing rate assigned by the People’s Bank of China with a 5% discount.
(16)	Mandatorily Redeemable Convertible Preference Shares
On December 30, 2003, the Company received RMB43,565,000 (US$5,300,000) from three investors — Actis China, SCPEL and JATF, in exchange for 33,634,500 mandatorily redeemable convertible preference shares. The holders of the preference shares were entitled to a fixed cumulative preference dividend of 5% per annum based on the face value of the preference shares and a special dividend as when the total dividend declared and payable to the ordinary shareholders exceeds a certain amount. In addition, upon redemption, the Company was required to pay the subscription price plus an 8% per annum compounded return less any preference dividends accrued, declared or paid up to the date of redemption. Cumulative preference dividends and accretion to redemption value were reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statements of income. In 2005 and April 2006, the directors declared a preference share dividend of RMB0.064 and RMB0.016 per share, respectively, totalling RMB2,139,000 and RMB548,000 to the holders of preference shares, respectively. In addition, accretion to redemption value RMB360,000 (US$46,000), being the difference between the 8% yield on the mandatorily redeemable convertible preference shares upon redemption and the actual dividend declared of 5%, was accrued and charged to consolidated statements of income for the years ended December 31, 2006.
In connection with the IPO and pursuant to a board resolution of the Company dated April 3, 2006, the mandatorily redeemable convertible preference shares were converted fully into 33,634,500 new ordinary shares of the Company in April 2006.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(17)	Shareholders’ equity
Registered capital
Prior to the Reorganization, the registered capital of Shenzhen GrenTech was RMB112,000,000. Capital contribution in excess of the registered capital was credited to contributed surplus.
In October 2003, Shenzhen GrenTech repurchased a total of 28.672% equity interests from two shareholders, for total consideration of RMB66,308,000 of which RMB20,308,000 and RMB46,000,000 was paid in 2003 and 2004 respectively. Shenzhen GrenTech, through Shenzhen Lingxian, simultaneously sold 28.672% equity interests to the three existing shareholders of Shenzhen GrenTech for a total consideration of RMB66,308,000 which was fully received as of December 31, 2003. In connection with the said share transfers, the Company had unrestricted use of the excess cash proceeds from the reissuance of shares over the amounts paid through the final settlement in 2004. Since all of the risks and rewards ownership of the said shares of Shenzhen GrenTech were transferred to the three existing shareholders simultaneously with the purchase of the equity interests by Shenzhen GrenTech, the share transfers are deemed to occur at the same time for accounting purposes.
Ordinary shares
In connection with the Reorganization described in Note 1, the Company issued 932,731 ordinary shares (as adjusted for the five-hundred-for-one share split as described below) to the shareholders of Shenzhen GrenTech in exchange for the transfer of their equity interests in Shenzhen GrenTech. Accordingly, the registered capital of Shenzhen GrenTech was eliminated through a corresponding increase in the par value of ordinary shares of RMB77,000 and contributed surplus of RMB111,923,000.
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
On April 3, 2006, the directors declared dividends totalling RMB7,609,000 to the holders of the Company’s ordinary shares in issue as of that date.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(17)	Shareholders’ equity (continued)
In connection with the IPO, 125,000,000 new ordinary shares of the Company were issued to public shareholders in April 2006 (Note 1).
(18)	Acquisitions
(a)	Acquisition of the entire equity interest of Kaige and its wholly owned subsidiary, Kaixuan
On December 19, 2007, Shenzhen GrenTech entered into a sale and purchase agreement with an independent third party, Huaming Investment Holdings Limited Company Limited (“Huaming”), whereby Huaming agreed to transfer the entire equity interest in Kaige and its wholly owned subsidiary, Kaixuan to Shenzhen GrenTech for a consideration of RMB57,866,000 (US$7,933,000). The consideration was settled by RMB10,000,000 cash and the transfer of certain accounts receivable of Shenzhen GrenTech with a fair value of RMB47,866,000 as at December 25, 2007, being effective date of acquisition. With the acquisition of Kaige and Kaixuan, the Group is able to carry out installation services for wireless equipment on its own. The goodwill of RMB19,373,000 recognized is attributable to the higher efficiency and potential cost savings achieved through the vertical integration from the production to the installation services of wireless products.
The Company has accounted for the above acquisition under the purchase method. The results of operations of Kaige and Kaixuan are consolidated and included in the financial statements of the Company from December 25, 2007.
(b)	Acquisition of the additional 20% equity interest of Lake Communication
On December 19, 2007, Shenzhen GrenTech entered into a sale and purchase agreement with Mr. Zhuang Haifan (“Zhuang”), the then 20% minority shareholder of Lake Communication, whereby Zhuang sold his 20% equity interest in Lake Communication to Shenzhen GrenTech for a consideration RMB29,628,000 (US$4,062,000). The consideration would be settled by the transfer of accounts receivable of Shenzhen GrenTech with carrying value of RMB29,628,000 as at December 19, 2007, being the effective date of acquisition. Zhuang is the son of Mr. Zhuang Kunjie, who is a director and the Chief Technology Officer of China GrenTech at the date of acquisition. The Group recorded goodwill of RMB10,658,000 as a result of this acquisition.
The Company has accounted for the above acquisition of an additional equity interest under the purchase method. As a result of the acquisition of an additional 20% equity interest, Lake Communication became a wholly owned subsidiary of Shenzhen GrenTech.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(18)	Acquisitions (continued)
The Company considers the above acquisitions in aggregate were not material to the Company’s financial position or results of operations for the periods presented.
(19)	Dispositions
Disposition of the entire equity interest in Lake Communication and Lake Microwave
On December 17, 2008, Shenzhen GrenTech entered into sale and purchase agreements with Zhuang, to dispose of the entire equity interest in Lake Communication and Lake Microwave for a consideration of RMB101,330,000 (US$14,852,000) and RMB870,000 (US$128,000) respectively.
On December 17, 2008, Shenzhen GrenTech entered into debt transfer agreement with Zhuang, and Lake Communication in which Zhuang would take up the accounts payable obligation that Shenzhen GrenTech owes to Lake Communication, amounting to RMB102,200,000 (US$14,980,000), in a way to settle the purchase consideration of Lake Communication and Lake Microwave totaling of RMB102,200,000 (US$14,980,000). In addition, Shenzhen GrenTech also agreed to waive the right to receive a dividend receivable from Lake Communication, amounting to RMB15,200,000 (US$2,228,000), which has been included in the calculation of the gain on disposal.
Effectively, the Group has disposed the equity interests in Lake Communication and Lake Microwave by transferring the net liabilities (exclude net receivable due from Shenzhen Grentech of RMB87,000,000 (US$12,752,000) of Lake Communication and Lake Microwave totaling RMB4,556,000 (US$668,000)) to Zhuang. Accordingly, the Group recorded a net gain from the disposal of Lake Communication and Lake Microwave totaling RMB4,556,000 (US$668,000). The goodwill of RMB10,658,000 recognized in the acquisition mentioned in note 18 (b) has been included in the calculation of the gain on disposal.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(20)	Share-based compensation
Pursuant to the 2005 Scheme, on March 14, 2008, the Company granted stock options (“March 2008 options”) to executives and independent directors as well as various employees to purchase a total of 10,000,000 ordinary shares of the Company at an exercise price of US$0.21 per ordinary share. The March 2008 options will become exercisable on March 14, 2010 and expire on March 14, 2013.
On December 23, 2008, the Company granted another batch of stock options (“December 2008 options”) to several directors and employees to purchase a total of 28,000,000 ordinary shares of the Company at an exercise price of US$0.04 per ordinary share. The December 2008 options will become exercisable on December 23, 2010 and expire on December 23, 2013.
The fair value of March 2008 and December 2008 options awarded were estimated on the date of grant using the Black-Scholes option pricing model based on the following assumptions:

	March	December
	2008	2008
	options	options

Fair value of shares on grant date	US$ 0.11 per ordinary share	US$ 0.03 per ordinary share

Expected volatility	65.7%	94.7%
Expected dividends	Nil	Nil
Expected term (in years)	3.5	3.5
Risk-free rate	2.4%	1.5%
Expected volatilities are based on the historical volatility of the Company’s shares. The Company uses historical data to estimate employee termination within the valuation model. Expected dividend yields are based on historical dividends. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant. Changes in these subjective input assumptions could materially affect the fair value estimates.
The weighted-average grant-date fair value of the March 2008 and December 2008 options granted were RMB6,635,000 (US$973,000) and RMB4,710,000 (US$691,000) respectively. None of the options have been vested, exercised or forfeited during 2008.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(20)	Share-based compensation (continued)
The share-based compensation expense charged as general and administrative expenses during the year ended December 31 2008 in respect of the March 2008 options and December 2008 options were RMB3,170,000 (US$464,000) and RMB24,000 (US$4,000) respectively. These amounts are included in the contributed surplus of the Company as at December 31, 2008.
As of December 31, 2008, total unrecognized compensation cost related to unvested share options outstanding amounted to RMB8,151,000 (US$1,195,000), which is expected to be recognized over a weighted-average period of 1.7 years.
The Group’s outstanding share options have no dilutive effect to earnings per share during the year ended December 31, 2008.
(21)	Revenues
The Company derives revenues from the provision of wireless coverage products and services, which consist of the sale of wireless coverage equipment, either by standalone sales contract; or combined sales contract with the rendering of related installation services, as well as sales of RF parts and components and RF-based wireless access products. The components of revenues are as follows:

	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Sale of wireless coverage products	686,826	577,971	498,928	73,130
Installation services of wireless coverage products	108,867	223,461	277,931	40,738
RF parts and components	32,027	173,545	221,566	32,476

	827,720	974,977	998,425	146,344

Write back of/(provision for) settlement discounts	5,075	4,325	(13,768)	(2,019)

	832,795	979,302	984,657	144,325

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(22)	Depreciation
Depreciation of property, plant and equipment is included in the following:

	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenues	14,366	18,951	16,949	2,484
Research and development costs	2,504	3,834	6,937	1,017
Sales and distribution expenses	2,104	3,361	3,462	507
General and administrative expenses	3,076	2,858	4,979	730

	22,050	29,004	32,327	4,738

(23)	Net Income/(loss) available to Ordinary Shareholders

	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000

Net income/(loss) available to ordinary shareholders	148,292	82,536	(146,367)	(21,454)
Denominator for basic net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	584,580,799	624,624,852	610,158,841	610,158,841

Basic net income/(loss) per share available to ordinary shareholders	0.25	0.13	(0.24)	(0.04)

Net income/(loss) available to ordinary shareholders	148,292	82,536	(146,367)	(21,454)
Dividend, accretion to redemption value and foreign exchange currency rate movements on mandatorily redeemable convertible preference shares	549	—	—	—

Diluted net income/(loss) available to ordinary shareholders	148,841	82,536	(146,367)	(21,454)
Denominator for diluted net income/(loss) available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	584,580,799	624,624,852	610,158,841	610,158,841
Weighted average number of mandatorily redeemable convertible preference shares	8,569,885	—	—	—

	593,150,684	624,624,852	610,158,841	610,158,841

Diluted net income/(loss) per share available to ordinary shareholders	0.25	0.13	(0.24)	(0.04)

There were no dilutive ordinary shares outstanding throughout the year ended December 31, 2008.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(24)	Related Party Transactions
The principal related party transactions during the years ended December 31, 2006, 2007and 2008 are as follows:

	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000

Acquisition of additional 20% equity share of Lake Communication (Note 18)	—	30,000	—	—

Payment for rental (Note)	960	—	—	—

Disposition of 100% equity share of Lake Communication (Note 19)	—	—	86,130	12,624

Disposition of 80% equity share of Lake Microwave (Note 19)	—	—	870	128

Notes:
Shenzhen GrenTech leased and occupied certain premises in an office building with 1,433.35 square metres of floor area owned by Shenzhen Fang Sheng. Certain directors of the Company are also directors of Shenzhen Fang Sheng and such relationship ceased on August 16, 2006. The lease which expired on December 31, 2005, was subsequently renewed until December 31, 2006. On December 13, 2006, Shenzhen Fang Sheng merged with Kaige and renewed the rental agreement until December 31, 2007. A rental of RMB960,000 and RMB960,000 (US$140,000) was charged to expenses for 2006 and 2007 respectively.
(25)	Pension and Other Post Retirement Benefits
Pursuant to the relevant PRC regulations, the Company is required to make contributions at a rate 8% to 9% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Company’s employees in the PRC. The total amount of contributions of RMB10,970,000, RMB11,982,000 and RMB16,844,000 (US$2,469,000) for the years ended December 31, 2006, 2007 and 2008 respectively, was charged to expenses in the accompanying consolidated statements of operations. The Company has no other obligation to make payments in respect of retirement benefits of the employees.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(26)	Fair Value of Financial Instruments
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, short-term accounts receivable, bills receivable, amounts due from related parties, accounts and bills payable, accruals and other payables, amounts due to related parties and other payables, approximates their fair values because of the short maturity of these instruments. The carrying amount of short-term borrowings approximates fair value determined based on the borrowing rates currently available for debt securities with similar terms and maturities. The investment securities represented unquoted equity securities of an entity established in the PRC. There is no quoted market price for such equity securities and accordingly, it is impracticable to have a reasonable estimate of the fair value.
Long term accounts receivable as of December 31, 2007 and 2008 were recorded in the accompanying consolidated balance sheet at their net present value based on a discount rate of 6.82% and 6.85% per annum respectively, which approximated the discount rate generally available for discounting similar instruments with PRC banks. The carrying amount of long term accounts receivable approximates their fair value.
The carrying amount of long-term debt approximates their fair value based on the borrowing rates currently available for debt securities with similar terms and average maturities.
(27)	Business and Credit Concentrations
All of the Company’s customers are located in the PRC. The following are customers that individually comprise 10% or more of gross revenue for the years ended December 31, 2006, 2007 and 2008:

	2006		2007		2008		2008
	RMB’000%		RMB’000%		RMB’000%		US$’000

China Unicom Group	298,693	36	377,785	39	244,455	24	33,512
China Mobile Group	277,098	33	317,735	32	390,266	40	53,501
China Telecom Group	89,169	11	49,636	5	75,440	8	10,342
The Company’s RF based products customer — Customer A	10,412	1	123,076	13	58,941	6	8,080
The Company’s RF based products customer — Customer B	—	—	37,088	4	102,253	10	14,018

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(27)	Business and Credit Concentrations (continued)
At December 31, 2006, 2007 and 2008, approximately 82%, 86% and 91% of gross accounts receivable, respectively, were due from these customers. As a result, a termination in relationship in or a reduction in orders from any one of these customers would have a material impact on the Group’s results of operations and financial condition. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.
The gross accounts receivable due from major customers, China Unicom Group, China Mobile Group and China Telecom Group, and two of the Company’s RF based products customers, at December 31, 2007 and 2008, were as follows:

	2007	2008	2008
	RMB’000	RMB’000	US$’000

China Unicom Group
— Current portion	345,538	234,823	34,419
— Long-term portion	182,969	253,169	37,108

	528,507	487,992	71,527

China Mobile Group
— Current portion	229,328	223,797	32,803
— Long-term portion	149,714	228,038	33,424

	379,042	451,835	66,227

China Telecom Group
— Current portion	87,297	96,366	14,125
— Long-term portion	29,059	48,026	7,039

	116,356	144,392	21,164

The Company’s RF based products customer — Customer A
— Current portion	102,136	49,451	7,248
— Long-term portion	—	—	—

	102,136	49,451	7,248

The Company’s RF based products customer — Customer B
— Current portion	8,569	1,463	214
— Long-term portion	—	—	—

	8,569	1,463	214

	1,134,610	1,135,133	166,380

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(28)	Commitments and Contingencies
(i)	Operating lease commitments
Future minimum lease payments under non-cancelable operating leases as of December 31, 2008 are as follows:

	RMB’000	US$’000

2009	4,796	657
2010	422	58
2011	80	11
2012	30	4
2013	—	—

	5,328	730

For the years ended December 31, 2006, 2007 and 2008, total rental expenses for non-cancellable and cancellable operating leases were RMB16,385,000, RMB18,910,000 and RMB13,296,000 (US$1,949,000) respectively.
(ii)	Capital commitments
Capital commitments for future purchase of property, plant and equipment as of December 31, 2008 was RMB536,000 (US$ 79,000).
(iii)	Loan guarantees
As of December 31, 2008, Shenzhen GrenTech provided guarantees for bank loans amounting to RMB22,340,000 (US$3,274,000) and RMB12,000,000 (US$1,759,000) to Lake Communication and Lake Microwave, respectively. These guarantees were entered into in October 2006, which was prior to the disposition of the equity interest in the Lake Communication and Lake Microwave. These guarantees will expire in August 2009 and September 2009 respectively.
(iv)	Contingencies
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

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006, 2007 and 2008
(expressed in RMB and US$)
(29)	China GrenTech Corporation Limited (Parent Company)
In accordance with the relevant PRC regulations, the Company’s subsidiaries may pay dividends only out of their accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, the Company’s subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2008, the statutory general reserve already reached 50% of the registered capital of certain subsidiaries of the Company and no additional transfer is required.
Furthermore, certain subsidiaries were previously required to allocate 5% to 10% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund, which was restricted to be used for capital expenditures for staff welfare facilities owned by the Company. In accordance with the new regulations which became effective January 1, 2006, appropriation to the statutory public welfare fund is no longer required and the balance of the statutory public welfare fund of RMB40,986,000 had been transferred to the statutory general reserve on January 1, 2006.
As of December 31, 2007 and 2008, an amount of RMB146,077,000 and RMB142,158,000 (US$20,837,000) were appropriated from retained earnings and set aside for statutory general reserves respectively by the Company’s subsidiaries.
As of December 31, 2007 and 2008, the amount of restricted net assets of the Company’s subsidiaries, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 9% and 9% respectively of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
1.1	Amended and restated memorandum and articles of association of the Registrant (1)
2.1	Form of share certificate (1)
2.2	Form of deposit agreement, including form of American Depositary Receipt (2)
4.1	Contract for grant of land use right of Shenzhen Municipality (3)
4.2
Translation of share transfer agreement for Lake Communication Limited by and between Shenzhen GrenTech Company Limited and Zhuang Haifan dated December 17, 2008 and related disposition of liabilities agreement

4.3	Share option scheme (4)
8.1	List of subsidiaries
11.1	Code of ethics (5)
12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO and CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-132385) filed with the SEC with respect to American Depositary Shares representing our ordinary shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on July 15, 2008.

(4)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC on May 4, 2007.