Form 20-F
period 2009-12-31
China GrenTech CORP LTD
filed 2010-06-30
CIK 1347510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
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
Rong Yu, Chief Financial Officer
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Telephone: (86 755) 2663-7600
Facsimile: (86 755) 2654-6999 ext. 0017
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered
American Depositary Shares, each representing 25 ordinary shares of par value US$0.00002 per share	The NASDAQ Global Select Market
Ordinary shares of par value US$0.00002 per share*	The NASDAQ Global Select Market*

*	Not for trading, but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2009, 590,137,125 ordinary shares, par value US$0.00002 per share.
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

i

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
Statements in this Form 20-F that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “estimate,” “project,” “intend,” “expect,” “believe,” “plan” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by us or on our behalf, including with respect to the matters referred to above. These forward-looking statements are necessarily estimates reflecting the best judgment of senior management that rely on a number of assumptions concerning future events, many of which are outside of our control, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•	our company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers, in particular, the annual capital spending by Chinese telecommunications operators and demand from domestic base station equipment manufacturers;

•	risks associated with large accounts receivable, long collection periods and accounts receivable cycles;

•	fierce competition in the wireless communication industry;

•	growth of, and risks inherent in, the wireless communication industry in China;

•	uncertainty as to future profitability and our company’s ability to obtain adequate financing for our planned capital expenditure requirements;

•	uncertainty as to our company’s ability to continuously develop and manufacture new radio frequency, or RF, technology and keep up with changes in RF technology;

•	uncertainty as to future capital expenditure on telecommunication infrastructure by the Chinese telecommunications operators;

•	uncertainty as to cost of raw materials and price fluctuations imposed by suppliers;

•	future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructuring;

•	limitation on our company’s production capacity for wireless coverage products or base station RF products;

•	risks associated with possible defects and errors in our wireless coverage products or base station RF products;

•	uncertainty as to our company’s ability to protect and enforce our intellectual property rights; and

•	uncertainty as to our company’s ability to attract and retain qualified executives and personnel.
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

All references to “RMB” or “Renminbi” are to the legal currency of China, and all references to “U.S. dollar” or “US$” are to the legal currency of the United States of America, or the United States or the U.S. For your convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at the noon buying rate for U.S. dollars in effect on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was RMB6.8259 = US$1.00.
On June 18, 2010, the noon buying rate was RMB6.8267 = US$1.00. See “Exchange Rate Information.” We make no representation that any amounts in Renminbi or U.S. dollars referred to in this annual report could be or could have been converted into each other at any particular rate or at all.
We have approximated all numbers in this annual report to their closest round numbers. Also due to rounding, figures shown as totals in tables may not be an arithmetic aggregation of the figures preceding them.
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
Item 3. KEY INFORMATION
A. Selected Financial Data
The following tables present our selected consolidated financial data as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009.
Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and our financial statements are reported in Renminbi. The consolidated statement of operations information and selected cash flow information for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations information for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements which are not included in this annual report. Our historical results do not necessary indicate the results that may be expected for any future periods.

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except for per share and number of shares data)
Consolidated statements of operations information
Revenues	716,270	832,795	979,302	984,657	1,602,943	234,832
Cost of revenues	(328,064)	(437,040)	(611,436)	(751,367)	(1,223,973)	(179,313)

Gross profit	388,206	395,755	367,866	233,290	378,970	55,519
Other revenue	—	—	—	—	3,344	490
Operating expenses
Research and development costs	(30,616)	(47,671)	(56,525)	(70,232)	(59,899)	(8,775)
Sales and distribution expenses	(91,489)	(112,948)	(126,816)	(138,524)	(180,525)	(26,447)
General and administrative expenses	(41,057)	(55,944)	(68,498)	(127,028)	(81,506)	(11,941)
Impairment of goodwill	—	—	—	(27,589)	—	—

Total operating expenses	(163,162)	(216,563)	(251,839)	(363,373)	(321,930)	(47,163)

Operating income/(loss)	225,044	179,192	116,027	(130,083)	60,384	8,846
Other income/(expense)
Interest income	3,213	19,186	22,313	31,257	40,997	6,006
Interest expense	(36,105)	(28,026)	(35,347)	(54,844)	(56,766)	(8,316)
Investment income	159	238	318	4,873	—	—
Foreign currency exchange gain/(loss)	5,584	(9,875)	(18,791)	(10,418)	(211)	(31)
Grant income	16,732	7,670	7,355	15,209	6,322	926

Total other income/(expense)	(10,417)	(10,807)	(24,152)	(13,923)	(9,658)	(1,415)

Income/(loss) before income tax expense	214,627	168,385	91,875	(144,006)	50,726	7,431
Income tax expense	(26,097)	(18,277)	(10,321)	(3,157)	(18,068)	(2,647)

Net income/(loss)	188,530	150,108	81,554	(147,163)	32,658	4,784
Net (income)/loss attributable to noncontrolling interests	(7,086)	(1,267)	982	796	14	2

Net income/(loss) attributable to the equity shareholders of China GrenTech Corporation Limited, or GrenTech	181,444	148,841	82,536	(146,367)	32,672	4,786
Dividends, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	(2,428)	(549)	—	—	—	—

Net income/(loss) attributable to the equity shareholders of GrenTech	179,016	148,292	82,536	(146,367)	32,672	4,786

Net income/(loss) per share attributable to the equity shareholders of GrenTech:
Basic	0.38	0.25	0.13	(0.24)	0.05	0.01
Diluted	0.36	0.25	0.13	(0.24)	0.05	0.01
Weighted average number of ordinary shares:
Basic	466,365,500	584,580,799	624,624,852	610,158,841	595,536,733	595,536,733
Diluted	500,000,000	593,150,684	624,624,852	610,158,841	604,781,041	604,781,041
Total cash dividend declared to ordinary shareholders	29,653	7,609	—	—	—	—

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated balance sheet information
Cash and cash equivalents	128,608	467,423	316,778	293,353	469,454	68,775
Pledged time deposits	76,250	238,618	259,786	122,368	103,035	15,095
Accounts receivable, net	537,321	747,859	925,838	728,260	892,149	130,701
Inventories	370,136	434,406	542,094	520,619	771,236	112,987
Total current assets	1,172,072	1,948,407	2,107,691	1,779,666	2,352,667	344,668
Property, plant and equipment, net	120,356	161,503	225,069	412,259	444,578	65,131
Construction in progress	—	7,100	134,637	2,816	3,961	580
Long-term accounts receivable	162,032	268,957	389,505	551,210	452,191	66,246
Total assets	1,475,469	2,415,834	2,997,299	2,838,970	3,337,347	488,924
Short-term bank loans	160,614	336,050	456,050	480,207	613,378	89,860
Total current liabilities	738,551	866,435	1,249,081	1,266,617	1,755,819	257,228
Long-term bank loans	167,053	—	150,000	130,000	110,000	16,115
Total liabilities	905,604	866,435	1,405,019	1,401,369	1,870,498	274,029
Mandatorily redeemable convertible preference shares	45,441	—	—	—	—	—
Total shareholders’ equity	552,161	1,549,399	1,592,280	1,437,601	1,466,849	214,895

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated cash flow information
Net cash (used in)/provided by operating activities	(112,611)	(114,778)	(120,228)	5,056	90,731	13,292
Net cash (used in)/provided by investing activities	(20,900)	(243,150)	(294,437)	28,113	(45,338)	(6,642)
Net cash (used in)/provided by financing activities	(40,813)	708,514	272,619	(52,085)	130,919	19,180
Cash and cash equivalents at the end of year	128,608	467,423	316,778	293,353	469,454	68,775

Exchange Rate Information
We prepare our financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollars, and vice versa, at RMB6.8259 = US$1.00, the noon buying rate in effect on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. On June 18, 2010, the noon buying rate was RMB6.8267 = US$1.00.
The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in Renminbi:

	Noon buying rate
Period	Period end	Average (1)	High	Low
	(RMB per US$1.00)
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
December	6.8259	6.8275	6.8299	6.8244
2010 January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June (through June 18, 2010)	6.8267	6.8298	6.8323	6.8267
Source: Federal Reserve Statistical Release.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use Of Proceeds
Not applicable.
D. Risk Factors
Risks Relating to Our Company
We derive a significant portion of our revenues from the three principal telecommunications operators in China, and our revenues could decline significantly if any of them reduces its purchases of our wireless coverage products and services.
We provide most of our wireless coverage products and services to the three principal telecommunication operators in China , namely China United Telecommunications Corporation and its affiliates, or the China Unicom group, China Mobile Communications Corporation and its affiliates, or the China Mobile group, and China Telecom Corporation and its affiliates, or the China Telecom group. In 2007, 2008 and 2009, we derived 38.6%, 24.8% and 32.3%, respectively, of our revenues from China Unicom group’s local affiliates, 32.4%, 39.6% and 24.4%, respectively, of our revenues from China Mobile group’s local affiliates, and 5.1%, 7.7% and 15.0%, respectively, of our revenues from China Telecom group’s local affiliates. In addition, as of December 31, 2007, 2008 and 2009, 40.1%, 39.1% and 37.3%, respectively, of our gross accounts receivable were attributable to China Unicom group’s local affiliates, 28.8%, 36.2% and 32.0%, respectively, of our gross accounts receivable were attributable to China Mobile group’s local affiliates, and 8.8%, 11.6% and 14.1%, respectively, of our gross accounts receivable were attributable to China Telecom group’s local affiliates.

Historically, we typically entered into contracts with individual local affiliates of our major customers and treated these local affiliates as separate customers. Although it has been our business practice to interact with each local affiliate individually, they are under the common control of their parent company. Due to changes to the equipment procurement policies of our major customers in 2007 and 2008, procurement decisions for equipment of the three principal Chinese telecommunications operators are now made by the parent company and its local affiliates through a centralized bidding process which has led to intensified industry-wide pricing pressure. For more details, see “Risk Factors—Risks Relating to Our Company—Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products.”
We also experience delays in payments from the China Unicom group, the China Mobile group and the China Telecom group during the ordinary course of our business. As explained in the next risk factor, this is largely due to our limited bargaining leverage and the resulting lack of a specific timetable in certain of our sale and purchase contracts to require our customers to issue completion certificates and to perform preliminary inspections, which are pre-conditions to their initiation of payments. Despite our constant attempts, we have not been able to significantly change this prevalent practice in our industry due to our limited bargaining leverage, and we expect this practice to continue in coming periods.
The restructuring of China’s telecommunications operators announced in May 2008 has been completed, and licenses to operate third generation wireless communications, or 3G, networks were granted in China in January 2009. This has led to a significant increase in capital expenditure on 3G network construction by the three principal telecommunications operators in China. However, telecommunications operators may cease or reduce such capital expenditure in the future due to reasons beyond our control. Additionally, the competitive situation in the wireless communication market in China may be altered, or the newly restructured operators may change suppliers or sourcing policies in the future. If any of the Chinese telecommunications operators decides to significantly change its procurement methods for wireless coverage products and services, reduces or eliminates the purchase of our products and services or becomes unable or refuses to pay for our products and services it has purchased, our revenues could decline significantly.
Because we have limited bargaining leverage with the three principal telecommunications operators in China, some contractual terms and market practices are materially adverse to our interest.
The three principal telecommunications operators in China award contracts through competitive bidding. According to BAYES (Beijing) Information Consulting Ltd., Co., or BAYES, a market research and consulting firm focusing on innovative technologies, there are seven major entities, including our company, competing in the wireless coverage market in China. According to BAYES, these seven major players in aggregate accounted for approximately 42.9%, 40.5% and 52.8% of total market share of the PRC wireless coverage market in 2007, 2008 and 2009, respectively. As the three principal telecommunications operators were the only three licensed wireless operators in China after the industry restructuring which was completed in 2008, we have limited negotiating leverage with these key customers in the bidding process. As a result, many proposed contractual terms and market practices subject to bidding are materially adverse to our interest, and we are required to finance significant operating expenses before we recognize revenues and to finance significant accounts receivable once we recognize revenues. Any worsening of these terms and conditions could have a material adverse effect on our liquidity and cash flows from operations. Also see “—We have long accounts receivable cycles and long collection periods, and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen” below for additional cash flow and liquidity risks resulting from these market practices.
Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products.
Historically we have been awarded contracts by the local affiliates of our major customers through bidding and negotiation, and these contracts covered wireless coverage equipment and services. For more details on the bidding process conducted by wireless operators in China, please see “Item 4. Information on the Company—Business—Our Wireless Coverage Products and Services—Our Sales Cycle.” China Mobile group, in an effort to shift to a more centralized procurement model, adopted a new procurement policy in 2007 whereby the bidding processes for wireless coverage equipment and services would be separately conducted, and procurement decisions for wireless coverage equipment and services would be made by the parent company and its local affiliates respectively. In addition, China Unicom group and China Telecom group, also adopted a similar procurement policy starting in 2008. Under the new policy, even if we win the bid for wireless coverage equipment, we may not win the bid for services, or vice versa. Consequently, we may lose revenue with respect to any single wireless coverage project if we cannot win both equipment contract and service contract for the project. Further, the change in procurement policy aims to encourage more competitive pricing among providers of wireless coverage equipment, which has led to a decrease selling price for equipment. As a result, our profit margin may be adversely affected.

We have long accounts receivable cycles and long collection periods, and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.
Our wireless coverage product revenues are derived from: (i) sale of equipment, (ii) provision of integrated services and (iii) bundled sale contract which is comprised of both sales of equipment and provision of integrated services.
On a typical standalone equipment sale project, after we win the centralized bids for the sale of equipment to the telecommunications operators, we begin our delivery of equipment. When our customer issues a delivery certificate to confirm the acceptance of the products we have delivered and signs a contract with us, we recognize our revenue from the sale of equipment. According to the payment terms, the customer is required to pay 70% to 80% of our equipment sale contract amount after delivery and the issuance of a delivery certificate, and the remaining balance is due upon issuance of final inspection certificate by the customer, as further discussed below.
For a typical standalone integrated service project, after we win the integrated service bids from the local operators, we begin the installation. The operator will issue a completion certificate and sign a contract with us after we finish the installation. After the coverage network operates for a certain period, the customer will issue a preliminary inspection certificate to us and then we recognize our revenue for services. Some of our customers conduct two inspections prior to the beginning of the warranty period. The final inspection usually occurs 6 to 12 months after the preliminary inspection. According to the payment terms, the customer is required to pay 30% to 50% of our integrated service fees after we have completed the installation service. The customer is required to pay 20% to 50% (cumulative contract amount of 70% to 80%) of our integrated service fees (including the amount receivable upon completion of the installation service) after preliminary inspection and the remaining balance is due for payment after final inspection or the expiration of the warranty period.
Prior to the implementation of the centralized procurement policy commencing in 2007, we mainly bid our wireless coverage equipment projects as a bundled sale contract, although following the implementation of the centralized procurement policy we have significantly reduced our use of bundled sale contracts. The customer is required to pay approximately 40% of the bundled sale contract value upon signing of the contract and the issuance of the completion certificate, and the remaining contract balance was due upon the issuance of a preliminary inspection certificate and final inspection certificate similar to the integration service project mentioned above.
On a weighted average basis, our historical contractual payment schedule is approximately as follows:
•	44% of the contract value due upon the signing of the contract and the issuance of the completion certificate or delivery certificate,

•	an additional 35% due upon the issuance of the preliminary inspection certificate,

•	a further 17% due upon the issuance of the final inspection certificate, and

•	the final 4% due upon the expiration of our warranty period.
Because our contracts often do not stipulate when our customers must conduct the relevant inspections, our customers may delay their payments. Even when a payment has become contractually due, it may take a few months to a year for our customers to settle the balance. To the extent revenue recognized under a contract is not yet paid, it is recorded as an account receivable. From time to time, we sell a portion of our accounts receivable to third parties to meet our working capital needs. Installment intervals range from six months to three years, and the amounts of individual payments have varied and may continue to vary in the future. As of December 31, 2009, we had in aggregate gross accounts receivable, including amounts not yet due pursuant to contractual terms, of RMB1,350.5 million (US$197.8 million). Of this total amount, RMB773.9 million (US$113.4 million), or 57.3%, had been outstanding for less than 12 months from the time the revenue was recognized, RMB232.4 million (US$34.0 million), or 17.2%, had been outstanding for 12 to 24 months from the time the revenue was recognized, RMB236.7 million (US$34.7 million), or 17.5%, had been outstanding for 24 to 36 months from the time the revenue was recognized, and RMB107.5 million (US$15.7 million), or 8.0%, had been outstanding for over 36 months from the time the revenue was recognized.
Our major customers, such as the three principal Chinese telecommunication operators, may delay in paying their installments to us as they come due and, because of our limited bargaining leverage and our need to maintain an ongoing relationship with these major customers, it is impracticable for us to obtain a significant improvement in their payment patterns. As of December 31, 2009, accounts receivable that became due under our contracts and remained unpaid amounted to RMB622.2 million (US$91.1 million), or 46.1%, of our gross accounts receivable of RMB1,350.5 million (US$197.8 million), as compared to RMB632.1 million, or 50.6%, of our gross account receivable as of December 31, 2008. As of December 31, 2009, our allowance for doubtful accounts amounted to RMB36.6 million (US$5.4 million), which was mainly related to certain aged accounts receivable due from operator customers, and our collection cost may outweigh the aggregate amount of those outstanding account receivables. In addition, we wrote off RMB43.6 million in doubtful accounts in 2008, which was mainly related to aged receivable balances due from our non-operator customers who experienced financial difficulties caused by a loss of market share due to changes in the procurement policies by the three principal Chinese telecommunications operators and tightening of credit controls by PRC banks. We made provisions for settlement discounts that we expected to be utilized by our customers in 2007, 2008 and 2009 to operator customers in order to accelerate our collection of account receivables which may have been affected by the telecommunication industry restructuring in 2008. We cannot assure you that our past allowance practice will not change in the future or that our allowance will be sufficient to cover defaults in our accounts receivable. In 2009, as a result of the enhancement of our accounts receivable collection efforts, we were able to significantly reduce our accounts receivable turnover days to 292 days from 469 days in 2008. Our accounts receivable turnover days were 427 days in 2007. However, we cannot assure you that such enhancement will continue to reduce our accounts receivable turnover days or we will be able to maintain our shortened collection cycle in future periods or if there will be any other factors beyond our control that will continue to lengthen our accounts receivable cycles or collection periods. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” for further details on our revenue recognition policy and collection periods. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.
We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity.
In line with industry practice in China, when a customer accepts our bid for our wireless coverage products or integrated services or both, it does not immediately sign a contract with us. Our customers sign the contract with us upon issuance of the delivery certificates or completion certificates. Although we believe that our bidding documents, together with our customers’ acceptances of our bids, effectively constitute binding contracts under PRC law, our PRC counsel has advised us that enforcement of our rights to payment in the PRC courts may be difficult. In particular, it is unclear what terms and provisions need to be included in a bid and acceptance in order for a payment obligation to exist under PRC law. As a result, we effectively assume the risk of loss for our projects before the customer signs a contract with us. In addition, in line with current industry practice in China, most of our bid documents do not specify a time period or date by which our customers must issue delivery or completion certificates or sign a sale and purchase contract, even though the equipment has been delivered. As a result, our sales and marketing staff spend a significant amount of time persuading customers to conduct inspections, issue delivery or completion certificates and sign contracts. These unfavorable practices are in large part attributable to the market dominance of our customers and the competitive landscape of the wireless coverage industry. We expect that this unfavorable industry practice in China will continue and that it will continue to materially and adversely affect our cash flows from operating activities and liquidity.
We historically recognized significantly lower revenues in the first quarter, which sometimes resulted in net losses in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses.
Our customers typically set their annual budgets at the beginning for each year. Once the annual budget is set, the customers will commence the bidding process for specific projects. As a result, the amount of revenues we could recognize is typically lower during the earlier part of the year, especially during the first quarter. In addition, for our standalone service contracts and bundled sale contracts, our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment. Their work is performed in accordance with their internal annual and semi-annual project management process. As a result, our customers prefer to perform completion and preliminary inspections and sign contracts for each batch of installed projects at the same time. Under our revenue recognition policies, we recognize revenue after we receive the preliminary inspection certificate for our standalone service contracts and for the portion attributable to the provision of integrated services for our bundled sale contracts. Accordingly, we typically recognize higher levels of revenue during the second and third quarter than that of the first quarter, because more wireless coverage products are installed and inspected, and for which completion and preliminary inspection certificates are issued, during the second and the third quarter. During the fourth quarter, especially in December, our major customers, being public companies and influenced by their semi-annual reporting obligations, usually perform completion and preliminary inspections, issue completion and preliminary inspection certificates and sign contracts for a majority of our standalone service contracts and bundled sale contracts. Therefore, we typically recognize the highest level of revenue during the fourth quarter. Nevertheless, as we recognize our revenue from the sale of equipment when delivery has occurred and the customer has signed a contract with us and issued a delivery certificate to us under our standalone equipment contracts, our increased sales of equipment on a standalone basis following the implementation of the centralized billing process has slightly reduced the effect of seasonality on our business.
Despite the quarterly revenue fluctuations, our overall volume of contracts has increased, resulting in increasing costs associated with servicing these contracts. Fluctuations in quarterly revenue with expanding costs have resulted in net losses being incurred in certain quarters of recent years, particularly in the first quarter. In 2007, 3.2%, 20.7%, 27.9% and 48.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB44.8 million in the first quarter. In 2008, 7.3%, 18.9%, 21.6% and 52.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB41.5 million in the first quarter. In 2009, 17.8%, 26.4%, 24.6% and 31.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net income of RMB6.3 million (US$0.9 million) in the first quarter of 2009. We believe that our first quarter 2009 performance, however, was unusual due to the extraordinarily strong demand from the three principal Chinese telecommunication operators primarily as a result of the issuance of 3G licenses in January 2009. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” and “—Significant Quarterly Fluctuations of Our Results of Operations” for further details on our revenue fluctuation and other quarterly financial information. However, past quarterly results may not provide an accurate indication of future performance or fluctuation. Whether we continue to recognize significantly lower revenues in the first quarter will depend largely upon the timing of our customers’ project management processes. We anticipate that we may continue to experience fluctuations in revenues on a quarterly basis and may continue to experience net losses as a result, particularly in the first quarter.
We rely on bank financing, including issuing bills payable and sale of receivables, to finance our operations; any expansion of our business will require further financing and will increase our financial leverage.
We tend to collect more payments primarily in the fourth quarter than other quarters of each year. In 2007, 2008 and 2009, 62.4%, 43.8% and 44.3%, respectively, of our total annual collections were made in the fourth quarter. This is because our customers prefer to pay for the projects toward the end of their budget year. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of the year and typically complete and deliver a majority of the wireless coverage products and services during the third and fourth quarters. As a result, we tend to generate more cash flow from operating activities toward the end of the year and encounter increasing working capital needs during the middle part of the year, especially the third quarter. We are therefore highly dependent on bank financing, including issuing bills payable and selling accounts receivable, to fund our working capital requirements and maintain liquidity. Historically, we have relied on short-term bank loans to finance our working capital needs. As of December 31, 2009, we had an aggregate of RMB633.4 million (US$92.8 million) of short-term bank loans and RMB110.0 million (US$16.1 million) of long-term loans outstanding and RMB220.3 million (US$32.3 million) in bills payable. As of December 31, 2009, interest rates on our bank loans ranged from 4.9% to 5.8%, and interest rates on our bills payable financing ranged from 1.7% to 4.8%. In 2007, 2008 and 2009, we sold an aggregate of RMB200.4 million, RMB202.2 million and 371.6 million (US$54.4 million), respectively, of our accounts receivable to third party financial institutions. We expect external financing required for expanding our operations will increase our financial leverage. See “—Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity” below.
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
If the wireless communication sector in China does not maintain its current pace of growth, or if the telecommunications operators reduce their investments for 2G and 3G network coverage in the near future, the profitability and future prospects of our business and our liquidity could be materially and adversely affected.
We generate most of our revenues from the provision of wireless coverage products and services to telecommunications operators in China. Our future success depends on the continued growth of the PRC wireless communication industry. Any slowdown in the development of the wireless communication industry in China or reduction in our customers’ expenditure on wireless coverage products and services may reduce market demand for our products and services. 2G network enhancement and 3G network deployment require significant capital investment by PRC telecommunications operators, including investments in wireless coverage products and services and base station RF products. The enhancement of 2G networks and the issuance of 3G licenses to the three principal Chinese telecommunication operators in general have had a positive impact on the growth of our business thus far. Although telecommunications operators have been continuing their investment for 2G network enhancement and increasing their capital expenditure for 3G network construction in China, it is uncertain as to how long this investment trend would continue, and any reduction of the capital expenditure for 2G network enhancement and 3G network development will negatively impact our business growth and liquidity.
We may fail to offer products that meet industry standards or our customers’ specific requirements, and as a result we may lose customers or orders or incur significant warranty or other costs, and our revenue growth may be materially and adversely affected.
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
Our research and development efforts may not lead to successful development of commercially viable or acceptable products, which could cause a decline in customer use of our products.
The markets in which we compete are characterized by:
•	rapidly changing technology;

•	revolving industry standards and transmission protocols;

•	frequent improvements in products and services; and

•	fierce competition from well-funded and technologically advanced companies.
To succeed, we must continually improve our current products and develop and introduce new or enhanced products that adequately address the requirements of our customers and are competitive in terms of functionality, performance, quality and price. We expend considerable efforts in the development of new and enhanced RF technology and in its commercial applications, including the development of 3G products and base station RF products. Although we have successfully developed products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate sufficient market share to justify commercialization. For example, 3G is a new and evolving technology. We cannot assure you that our research and development efforts will yield new wireless coverage products that are readily deployable in 3G networks or that our customers will be satisfied with the performance of our 3G coverage products. Under those circumstances, we will not be able to recoup our research and development costs and expenses, we may not be able to serve our customers’ 3G needs, and customers may refuse to use our products.
Gross profit margins for our products and services vary substantially, and any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations.
Gross profit margins for our products and services vary substantially. Although the gross profit margin for our wireless coverage products and services has been on average higher than the gross profit margin of our base station RF products, all of our wireless coverage products have been subject to downward pricing pressure due to the fierce competition. In addition, the gross profit margin of our products has fluctuated significantly from year to year. Further, due to the rapidly changing technology and evolving industry standards and transmission protocols or changes in the procurement policies of our major customers, our historical gross profit margin is not an accurate measure for estimating our future gross profit margins. Any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations.
Our industry is highly competitive, and our inability to compete effectively would hurt our current business and future growth potential.
Our industry is extremely competitive and is characterized by rapid technological advancement, frequent development of new products, evolving industry standards and a downward pricing trend over the life cycle of a product. According to BAYES, there were seven major companies providing wireless coverage products and services in China, which collectively held approximately 52.8% market share in China as of December 31, 2009, and the top three providers, including our company, accounted for approximately 35.1% of the total market share in 2009. We compete on the following principal bases:
•	research and development capability;

•	product quality;

•	pricing;

•	scope and flexibility of product offering;

•	after-sale service capability; and

•	relationships with wireless operators and base station equipment manufacturers.
If we fail to compete effectively in the future, our current business and future growth potential would be adversely affected.
We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future.
Our future growth depends, to a considerable extent, on our ability to expand our customer base in both the domestic and overseas markets. We have been exploring new business opportunities outside mainland China for our wireless coverage products and services. In 2009, we had operations in Indonesia, India, Philippines, Vietnam and Pakistan where we have obtained local wireless service projects. However, we have limited experience in operating outside mainland China or with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. For example, our products and services sold in China are tailored to the specifications of our domestic operators and their wireless systems and are not readily deployable overseas. To meet the requirements of our potential overseas customers, we have to adjust some of our technical parameters such as transmission frequencies and make other modifications. In addition, recent political instability in some Southeast Asian countries has hindered our expansion efforts into those wireless coverage markets. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.
We rely on key managerial and technical personnel, and failure to attract or retain such personnel may compromise our ability to develop new products and to effectively carry on our research and development and other efforts.
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
The wireless coverage industry is characterized by a high level of employee mobility. Competition in China for experienced RF technology experts is intense. In 2007, 2008 and 2009, our employee turnover rate was 29.1%, 29.3% and 33.4%, respectively, as determined by dividing the number of our employees departing during the year over the total number of employees at the end of the year. There are few senior-level research and development or technical personnel available for hire as the costs of hiring and retaining such individuals are high, and such personnel may not remain with us once hired. If we are unable to successfully attract or retain senior-level research and development employees, our ability to develop new technologies and products and to effectively conduct our operations could be compromised and our ability to carry on our research and development and other efforts could be materially and adversely affected.
For our standalone service contracts and bundled sale contracts, we hire third parties to carry out some of the initial installation of the wireless coverage products. We are liable for the failure or inadequacy of their services, and may be vulnerable to the loss and unavailability of their services.
For our standalone service contracts and bundled sale contracts, we hire independent third party contractors to carry out some of the initial installation of the wireless coverage products, which include affixing the products to the customers’ physical structure and interconnection of the products under the supervision of engineers from our technical support team. Although Shenzhen Kaixuan Communication Technology Co., Ltd., one of our subsidiaries in China, is primarily responsible for our installation services, we also outsource some of our initial installation work to independent third party contractors located across China. Under our contracts, we are responsible to our customers for the quality of the installation service. We therefore effectively take the credit and workmanship risks of these independent contractors. To the extent our independent third party contractors fail to install the products properly, we will be liable to cure the defects. We typically contract our initial installation work to those contractors located near the project sites for cost efficiency reasons. If any of the local contractors becomes unavailable and we are not able to find any suitable replacement, we will be forced to use contractors located farther away from the project sites. This is likely to delay our projects or increase our project costs. It is also possible that we may not be able to find suitable replacements at all to complete our project installations on schedule. In each case, our business would be harmed, and our reputation would be adversely affected if we fail to find the appropriate third party contractors to carry out some of the initial installation.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.
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
Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. However, our subsidiaries, Shenzhen GrenTech Co. Ltd., or Shenzhen GrenTech, Shenzhen Lingxian Technology Co. Ltd., or Shenzhen Lingxian, Shenzhen Kaige Communication Technology Co., Ltd., or Shenzhen Kaige, Shenzhen Kaixuan Communication Technology Co. Ltd., or Shenzhen Kaixuan, Shenzhen GrenTech RF Communication Ltd., or Shenzhen GrenTech RF, were established in the Shenzhen Special Economic Zone and were entitled to the preferential income tax rate of 15%. Furthermore, Shenzhen GrenTech and Shenzhen Lingxian were granted an additional 50% relief from the preferential income tax rate of 15% and were subject to a reduced income tax rate of 7.5% for 2007.
On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which took effect as of January 1, 2008. The new tax law and its relevant regulations also provides a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. Further, entities that qualified as “Advance and New Technology Enterprises” (“ANTE”) under the new tax law are entitled to a preferential income tax rate of 15%. Under the new tax law, Shenzhen Lingxian, Shenzhen Kaige and Shenzhen Kaixuan are subject to the transitional tax rates of 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. In March 2009, Shenzhen GrenTech obtained the ANTE certificate entitling it to a preferential income tax rate of 15% under the new tax law retroactively from January 1, 2008 to December 31, 2010. Thereafter, Shenzhen GrenTech will be subject to an income tax rate of 24% for 2011 and 25% from 2012 onwards unless it can requalify as an ANTE in 2011 or thereafter. Shenzhen GrenTech RF was established after March 16, 2007 and therefore is subject to income tax at a rate of 25% beginning on January 1, 2008. The enactment of the new law could adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the preferential tax treatment we enjoy.
We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.
Under the new PRC enterprise income tax law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. On April 22, 2009, the PRC State Administration of Taxation further issued a notice entitled “Notice Regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their Place of Effective Management”. Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in the PRC; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management personnel with voting rights reside in the PRC. All of our management is currently based in China, and will likely remain in China for the foreseeable future. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax of 25% of our global income and as a result, the amount of dividends we can pay to our shareholders could be reduced. We cannot confirm whether we will be considered a “resident enterprise” as the implementation rules are unclear at the moment.
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
If our idle or insufficient production capacity significantly increases during any particular period, our results of operations for that period may be materially and adversely affected.
We plan the utilization of our production capacity primarily based on our projected orders from our customers. We cannot guarantee the accuracy of our internal projections for demands of our products and the effectiveness of our planning for production capacity utilization. We currently have a monthly production capacity of 10,000 sets of wireless coverage products and 45,000 sets of base station RF products. Our actual average monthly production at the Shenzhen facility in 2009 amounted to approximately 8,182 sets of wireless coverage products and 40,568 sets of base station RF products. If our projections are inaccurate, there may be periods when we will have idle or insufficient production capacity for all or some types of our products. Any significant increase in our idle or insufficient production capacity during any particular period may materially and adversely affect our results of operations for that period.
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

If we fail to acquire raw materials on time or on acceptable terms and consequently fail to fill our customers’ orders in a timely and cost-effective manner, our business operations may be materially and adversely affected.
We rely on third-party suppliers for our raw materials. Although we purchased raw materials from over 396 suppliers in 2009, our ten largest suppliers in 2009 supplied approximately 46.4% of our orders for raw materials. If any of our major suppliers fails to deliver our required raw materials in time for our production, and we are unable to find the required raw materials from other suppliers in a timely manner and on acceptable terms or we are unable to produce the required raw materials ourselves, there will be a delay in our provision of products and services to our customers. Such delays would damage our relationship with our customers and may materially and adversely affect our business operations.
We maintain limited insurance coverage, and any significant product liability claim could have a material and adverse effect on our financial condition.
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
The interest of our principal shareholders may differ from your interest, and their vote may disadvantage our minority shareholders.
Since the completion of our initial public offering in March 2006, several of our current principal shareholders continue to be our largest shareholders with the following equity interest in our company as of December 31, 2009:
•	Guoren Industrial Developments Limited (Yingjie Gao, our chairman and chief executive officer, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares held by this company) with 25.3%;

•	Drag Investments Limited (majority-owned by Professor Kunjie Zhuang, a director and a technology consultant) with 9.5%; and

•	Heng Xing Yue Investments Limited (partially-owned by Rong Yu, a director and our chief financial officer) with 6.1%.
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
Our primary source of funds for dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.
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
If we continue to have any material weakness in our internal control over financial reporting, we may be unable to timely and accurately report our financial results, comply with disclosure controls and procedures, internal control over financial reporting and other reporting obligations or prevent fraud, which could harm our business and operating results, the trading price of our stock and our access to capital.
We are subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring public companies such as ourselves, to include a report of management of their internal control structure and procedures for financial reporting in their annual reports on Form 10-K or Form 20-F, as the case may be, that contain an assessment by management of the effectiveness of their internal control over financial reporting.
In connection with our evaluation of internal control over financial reporting, we identified certain material weaknesses, and our management concluded that our company did not have effective internal control over financial reporting as of December 31, 2007 and December 31, 2008. We had taken various remedial measures to address these material weaknesses, nevertheless, we continued to identify one material weakness in 2009 with regard to our lack of competent accounting personnel in applying U.S. GAAP in our financial reporting process, which has been a material weakness identified in both 2007 and 2008, and our management concluded that our company did not have effective internal control over financial reporting as of December 31, 2009. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In addition, our management has also identified certain significant deficiencies for our internal control over financial reporting, which were mainly brought forward from previous years and were mainly due to inadequate remedial measures taken by our management and finance team and our lack of competent accounting personnel. Our efforts regarding internal control are discussed in detail in this annual report under Item 15 “Controls and Procedures.” An attestation report of our independent registered public accountants on the effectiveness of our internal control over financial reporting is also included in this annual report.
Although we believe that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flow for the periods presented in conformity with U.S. GAAP, we cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate this material weakness. Our independent registered public accounting firm may also identify additional weaknesses or deficiencies in the course of its ongoing assessment of our internal control. Remedying the material weakness that has been identified, and any additional deficiencies, significant deficiencies or material weaknesses that our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have set up a project team, led by our internal audit manager, to implement remedial plans for the material weakness after the issue was identified as discussed in detail in this annual report under Item 15 “Remediation Plan”. Our management, including the chief executive officer and chief financial officer, has approved such plans to address the material weakness. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weakness, any failure to remediate such material weakness in a timely fashion or having or maintaining ineffective internal control could cause investors to lose confidence in our reported financial information, which could negatively impact the market price of our ADSs.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.
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
Under recently enacted U.S. legislation and subject to future guidance, if we are a PFIC, U.S. Holders (as defined below) will be required to file, for returns due after March 18, 2010, an annual information return with the IRS relating to their ownership of our common shares or ADSs. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.
For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10 “Additional Information — Taxation — United States Federal Income Taxation.”
A prolonged slowdown in the PRC economy may materially and adversely affect our results of operations, financial conditions, prospects and future expansion plans.
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
Risks Relating to Our Industry
Our business might become subject to new regulatory restrictions, which may restrict the way in which we conduct our business and subject us to severe penalties, and we may be materially and adversely affected by any change in the composition of the primary telecommunications operators in China.
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
The PRC government has considerable control over the structure and overall development of the telecommunications industry in China. It also maintains substantial ownership in all major telecommunications operators in China. Prior to 1994, PRC government-controlled entities held a monopoly over the telecommunication networks across China. In order to introduce competition into the telecommunications industry, the PRC government in 1994 separated China’s telecommunication business into four independent sectors: fixed-line, wireless, satellite and paging. In 2002, the PRC government further separated the then China Telecom group into two companies along geographical boundaries, with the portion in southern China as the current China Telecom group and the northern portion as the current China Network Communications Group Corporation and its affiliates, or the China Netcom group. In May 2008, the PRC government announced a restructuring plan for the country’s telecommunications operators. Under the restructuring plan, the nation’s largest mobile phone operator, China Mobile, merged with fixed-line company, China Tietong. The GSM business of China Unicom, a wireless mobile phone operator, merged with fixed-line company China Netcom Group. China Telecom Corp., the country’s largest fixed-line phone operator, acquired China Unicom’s Code Division Multiple Access, or CDMA, mobile network business. China Telecom also acquired China Satcom, which offers satellite-based communications services. The restructuring of China’s telecommunications operators was completed in 2008. In January 2009, 3G licenses were issued by MIIT to China Unicom, China Mobile and China Telecom. The restructuring or any future significant restructuring of the telecommunications industry in China, however, may disrupt our existing relationships with our customers and result in changes in supplier and sourcing policies of these companies, all of which have been critical to our business growth and profitability.
Risks Relating to Business Operations in China
Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.
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
Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies.
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

Fluctuation in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares and ADSs in foreign currency terms.
The value of Renminbi is subject to changes in PRC government policies and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. For over a decade from 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, or PBOC, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi was permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of December 31, 2009, the Renminbi has appreciated significantly against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur in the future. Since our income and profits are denominated in Renminbi, any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. In addition, we have U.S. dollar-denominated bank deposits in our offshore bank account, which is subject to PRC foreign exchange control regulations and could not be exchanged into Renminbi freely, any appreciation of Renminbi could adversely affect the value of our U.S. dollar-denominated bank deposits.
The uncertain legal environment in China could limit the legal protections available to you.
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
We may be subject to acts of God, acts of war and epidemics which are beyond our control and which may cause damage, loss or disruption to our business.
Our business is subject to general economic and social conditions in the PRC. Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the PRC. Some cities in the PRC are under the threat of flood, earthquake, sandstorm, snowstorm, fire or drought. For instance, a serious earthquake and its successive aftershocks hit Sichuan province in May and June of 2008, resulting in tremendous loss of lives and injury and destruction of assets in the region. In April 2009, a swine influenza broke out in Mexico and spread globally, resulting in the loss of lives and widespread fear. Our business, financial condition and results of operation may be materially and adversely affected if such natural disasters occur. Certain areas of China are susceptible to epidemics, such as Severe Acute Respiratory Syndrome, or SARS, or swine or avian influenza. A recurrence of SARS, an outbreak of swine or avian influenza, or any epidemic, in China, could result in material disruptions to our operations or a slowdown of China’s economy, which could materially and adversely affect our business, financial condition and results of operation. Acts of war and terrorism may also injure our employees, cause loss of lives, damage our facility and destroy our markets, any of which could materially and adversely impact our business, financial condition and results of operation. The potential for war or terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot predict. Our business, financial condition and results of operation may be materially and adversely affected as a result.

PRC regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects.
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
All participants in our existing equity compensation plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors, employees and other parties under PRC law.
In December 2006, PBOC promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. The Implementation Rules of the Administrative Measures for Individual Foreign Exchange, issued in January 2007 by SAFE, specify the approval requirements for PRC citizens who are granted shares or share options by an overseas listed company according to its employee stock ownership plan or stock option plan.
In March 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Rule. According to the Share Option Rule, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator, appoint a custodian bank and open dedicated foreign currency accounts to handle transactions relating to the share option scheme or other share incentive plan. We and our PRC citizen employees who have been and will be granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.
We may incur substantial increases in labor cost due to the promulgation of the new labor contract law.
In June 2007, the Standing Committee of the National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the Labor Law, the Labor Contract Law establishes more restrictions and increases the cost to employers upon termination of employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee general assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obligated to sign an unlimited term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also has to pay compensation to employees if the employer terminates an unlimited term labor contract. Unless an employee refuses to extend an expired labor contract, compensation is also required when the labor contract expires and the employer does not extend the labor contract with the employee under the same terms or better terms than those in the original contract. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year with an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated at three times their normal salaries for each waived vacation day. As a result of these new protective labor measures, our labor costs may increase. We cannot give assurance that any disputes, work stoppages or strikes will not arise in the future.

Item 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT
Our legal and commercial name is China GrenTech Corporation Limited. Our principal executive offices are located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. Our telephone number is (86-755) 2650-3007. Our registered offices are located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America, with telephone number 1-212-894-8940, as our agent for service of processes for actions brought under the U.S. securities laws.
The diagram below illustrates our current corporate structure with principal operating subsidiaries:

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
Since our inception in 1999, we have been focused on the development and application of our RF technologies for commercial uses. In 2000, we produced and commercialized our first integrated repeater. In 2001, we began the testing of CDMA repeaters, which we subsequently began selling to the China Unicom group later that year. In 2003, we completed our first personal handy phone system, or PHS, network coverage project. In March 2007, we were among the first PRC enterprises to obtain relevant government approvals for the development and production of repeaters and trunk amplifiers for use in TD-SCDMA networks, which is a domestically developed 3G standard. Commencing in 2008, we have been producing and selling wireless coverage products that can support all current 3G transmission protocols.

Currently, we conduct our business in China through our indirect wholly-owned subsidiary, Shenzhen GrenTech, and our other subsidiaries:
•	Shenzhen Lingxian Technology Co., Ltd., or Shenzhen Lingxian;

•	Shenzhen GrenTech RF Communication Ltd., or Shenzhen GrenTech RF;

•	Shenzhen Kaige Communication Technology Co., Ltd., or Shenzhen Kaige; and

•	Shenzhen Kaixuan Communication Technology Co., Ltd., or Shenzhen Kaixuan.
Shenzhen Lingxian
Shenzhen Lingxian was formed in February 2002 by Shenzhen GrenTech as a domestic limited liability company in China. Shenzhen Lingxian purchases base station RF products from Lake Communication (as defined below) and manufactures semi-finished repeaters for Shenzhen GrenTech. In addition, starting in 2007, Shenzhen Lingxian has began to develop monitoring software for wireless coverage equipments and sell such software to Shenzhen GrenTech. As of December 31, 2009, we owned 99% of the equity interest in Shenzhen Lingxian and Ms. Xiujun Zhang, one of our employees, owned the remaining 1% equity interest.
Shenzhen GrenTech RF
Shenzhen GrenTech RF was established in March 2008 by Shenzhen GrenTech as a domestic limited liability company in China. Shenzhen GrenTech RF primarily focuses on researching and developing, manufacturing and sales of base station RF products for the base station equipment manufacturers. As of December 31, 2009, we indirectly owned 100% of the equity interest in Shenzhen GrenTech RF.
Shenzhen Kaige
We, through Shenzhen GrenTech, acquired Shenzhen Kaige and its wholly owned subsidiary, Shenzhen Kaixuan, from an independent third party for a total consideration of RMB57.9 million (US$7.9 million) in December 2007. Shenzhen Kaige, through its subsidiary, Shenzhen Kaixuan, primarily provides installation services of our wireless coverage products. As of December 31, 2009, we indirectly owned 100% of the equity interest in Shenzhen Kaige.
Shenzhen Kaixuan
Shenzhen Kaixuan is 100% owned by Shenzhen Kaige, which we acquired through Shenzhen GrenTech in December 2007. Shenzhen Kaixuan primarily focuses on the research and development of integration technology for information network systems and provides installation services of our wireless coverage products. As of December 31, 2009, we indirectly owned 100% of the equity interest in Shenzhen Kaixuan.
In addition, we established Shenzhen GrenTech IOT Network Corporation Limited, or Shenzhen GrenTech IOT Network, a domestic limited liability company in China, with Shenzhen Tianfang Real Estate Agency Corporation Limited, or Shenzhen Tianfang, in February 2010. We contributed RMB7 million as the registered capital of Shenzhen GrenTech IOT Network and own 70% of the equity interest in Shenzhen GrenTech IOT Network. Shenzhen Tianfang contributed RMB3 million as the registered capital of Shenzhen GrenTech IOT Network and owns the remaining 30% equity interest in Shenzhen GrenTech IOT Network. Shenzhen Tianfang is a PRC company beneficially owned by Mr. Wan Jing (as to 80% of its equity interest), a minority shareholder of Heng Xing Yue Investments Limited which currently holds 6.1% of our shares, and Mr. Yingjie Gao (as to 20% of its equity interest), our chairman and chief executive officer. Shenzhen GrenTech IOT Network primarily engages in the development and sale of object network identification systems, communication systems and related electronic component products, design and installation of network and automation related products, as well as design and development of websites and software. The establishment and operation of Shenzhen GrenTech IOT Network were approved by our independent directors.
We obtained approval from the relevant PRC governmental authorities for the establishment of PT. GrenTech Indonesia in January 2009. PT. GrenTech Indonesia is a company incorporated under the laws of Indonesia and is 90% owned by Shenzhen GrenTech and 10% owned by Shenzhen Lingxian. PT. GrenTech Indonesia is responsible for our operations in Indonesia. In addition, we are also in the process of establishing a company in India to handle our operations in India.

In December 2008, we divested two wholly-owned subsidiaries, Quanzhou Lake Communication Company Limited, or Lake Communication, and Quanzhou Lake Microwave Company Limited, or Lake Microwave. We sold Lake Communication to Mr. Haifan Zhuang, son of Professor Kunjie Zhuang who is our director and technology consultant and one of our major shareholders, for a total consideration of RMB101.3 million (US$14.8 million), and sold Lake Microwave to Mr. Haifan Zhuang and Lake (HK) Technology Company Limited, an affiliated company of Professor Kunjie Zhuang, for a total consideration of RMB0.9 million (US$0.1 million).
Lake Communication was formed in August 1989 by Mr. Haifan Zhuang, as a collectively owned enterprise in China and was subsequently converted and registered as a limited liability company in 1999. Lake Communication specializes in RF part and component production, and it has been supplying base station RF products to our wholly-owned subsidiary, Shenzhen GrenTech, for manufacturing wireless coverage products. Lake Microwave was formed in March 1993 by Lake Microwave Communication Equipment Co., Ltd. as a Sino-foreign equity joint venture. Lake Microwave focuses on the research and development of RF technologies, including the design and development of RF integrated circuits and other new RF technologies.
As consideration for the acquisition, Shenzhen GrenTech was released from its account payable obligations in the aggregate amount of RMB102.2 million due to Lake Communication and Lake Microwave, while Mr. Haifan Zhuang and Lake (HK) Technology Company Limited acquired Lake Communication and Lake Microwave subject to their existing outstanding debt obligations. The terms of the transaction were negotiated on an arms’ length basis and approved by our independent directors. The transfer of the equity interest in Lake Communication and Lake Microwave were completed in December 2008.
BUSINESS
Overview
We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, (i) wireless coverage products and services, which are supplied to telecommunications operators, and (ii) base station RF products, which are mainly supplied to base station equipment manufacturers.
We have a strong in-house RF technology research and development capability. Our team of 269 researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen. As of April 30, 2010, we had 119 registered patents and 124 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.
Our wireless coverage products enable telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products. To date, we have developed over 560 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the three principal telecommunications operators in China, namely the China Unicom group, the China Mobile Group and the China Telecom group. According to BAYES, in 2009, we were the second largest provider of wireless coverage products and services in China. In recent years, the wireless coverage market in China has benefited from increased capital expenditure by PRC wireless operators. Further, the capital expenditure of the wireless coverage industry in China is expected to reach RMB7.8 billion in 2010, RMB9.3 billion in 2011, RMB10.5 billion in 2012, RMB11.7 billion in 2013 and RMB12.8 billion in 2014 according to BAYES. We believe that the increasing capital expenditure will afford us an opportunity to grow our revenues in the wireless coverage market. In addition, the Chinese telecommunication restructuring plan significantly altered the industry, creating three new operators that have both mobile and fixed-line services. In the past, Chinese fixed-line operators, which were split along geographical lines, were not permitted to offer mobile services, while mobile operators were not allowed to offer fixed-line services. By restructuring the operators into companies that offer both types of services, the Chinese government enhanced the competitiveness of the three remaining operators. Moreover, 3G licenses were issued to the three principal telecommunications operators in January 2009 by the PRC government. China Mobile received the TD-SCDMA license, China Unicom received the WCDMA license and China Telecom received the CDMA2000 license. Following such license grants, these operators have started the construction of 3G networks and significantly increased their capital expenditure and investment in wireless coverage and base station RF products in 2009, which has driven the growth of our business in 2009. We believe that these operators in China will continue such capital expenditure and investment in the near future, which we believe will continue to contribute in part to the growth of our business.

Our base station RF products are mainly supplied to base station equipment manufacturers. These customers use our base station RF products in their base station equipment manufacturing. To date, we have become a qualified supplier of base station RF products to several major domestic and foreign base station equipment manufacturers, such as Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., Nokia Siemens Network and Ericsson (China) Co., Ltd. We have developed over 261 types of base station RF products. We have begun supplying base station RF products in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007 and to Nokia Siemens Network and Ericsson (China) Co., Ltd. since 2008. With rising production costs incurred by base station equipment manufacturers, more global base station equipment manufacturers have chosen to procure base station RF products mainly in China in order to reduce their costs. We believe the demand for base station RF products will grow rapidly and our revenues from base station RF products will continue to grow for the foreseeable future.
Our revenues were RMB979.3 million in 2007, RMB984.7 million in 2008 and RMB1,602.9 million (US$234.8 million) in 2009. Our gross profit was RMB367.9 million in 2007, RMB233.3 million in 2008 and RMB379.0 million (US$55.5 million) in 2009. Our operating income was RMB116.0 million in 2007 and RMB60.4 million (US$8.8 million) in 2009, and we had an operating loss of RMB130.1 million in 2008. Our net income was RMB82.5 million in 2007 and RMB32.7 million (US$4.8 million) in 2009, and we had a net loss of RMB146.4 million in 2008.
Our Wireless Coverage Products and Services
Our principal business is the provision of wireless coverage products and services in China with our self-developed RF technology. In 2007, 2008 and 2009, revenues generated from the provision of wireless coverage products and services accounted for approximately 82.3%, 77.5% and 74.6% of our revenues, respectively.
Wireless Coverage Products
We produce a wide range of wireless coverage products, including repeaters, trunk amplifiers and base station amplifiers. The principal functions of wireless coverage products are to extend wireless coverage and improve radio signal quality. Our wireless coverage products support various transmission protocols, including GSM and CDMA, which are 2G protocols, and TD-SCDMA, WCDMA and CDMA2000, which are 3G protocols. We participated in the formulation of TD-SCDMA and WCDMA repeater standards by the China Communications Standards Association, or CCSA, and wireless coverage network management standard by China Mobile group. We were selected to build TD-SCDMA trial network coverage systems for the 2008 Beijing Olympics, TD-SCDMA network coverage phase II in 28 cities in China in 2008 and were selected by China Unicom group as its sole provider to build CDMA2000 coverage system in Macau in 2008.
Our wireless coverage products support the 2G networks and 3G networks of the three principal telecommunications operators in China and can be used for both indoor and outdoor coverage. We provide a customized solution for each project, taking into account factors such as existing coverage of the base stations, target coverage requirements, unique geographic and topographic features of the vicinity and other project-specific conditions.
2G Networks. The operation of 2G networks remain the main business of the three principal telecommunications operators in China. These operators have been focusing on the enhancement of their 2G networks, including enhancing the coverage in rural areas and places such as subways, airports, tunnels and lifts. We provide solutions for both indoor and outdoor coverage to support their 2G networks in China and our other telecommunications operator customers in various countries.
3G Networks. Since the issuance of 3G licenses to the three principal telecommunications operators in China in January 2009, these operators have been investing in 3G network construction in both major cities and second tier cities in China and have commenced commercialization of their 3G networks. We provide solutions for both indoor and outdoor coverage to support their 3G networks in China and our other telecommunications operator customers in various countries.
•	Indoor Coverage. In order to achieve effective coverage and distribution in indoor environments, such as high-rise buildings, underground areas and elevators, we use antennas, couplers, trunk amplifiers, repeaters and other accessories to construct a complete indoor coverage distribution system that enables evenly distributed emissions of radio signals from the base stations to cover the entire facility. Our indoor coverage products support various transmission protocols, such as GSM networks (1,800 MHz and 900 MHz), CDMA, TD-SCDMA, CDMA2000 and WCDMA. We also provide point of interface, or POI, products that are capable of supporting multiple protocols simultaneously, which offers effective coverage platform solutions in subways, indoor stadiums and other large indoor facilities.

•	Outdoor Coverage. We design our outdoor coverage products to provide wireless coverage in specified geographic and topographic regions. Depending on the particular coverage requirements, our outdoor coverage products may consist of antennas and repeaters and other accessories to transmit and extend radio signals from base stations to blind and weak spots or areas where network coverage does not exist or is weak. Our outdoor coverage products are typically used in areas such as highways, railways, subways and tunnels.

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
Installation of Wireless Coverage Products. Once we receive confirmation for the design plan from our customer, we proceed with product development and engineering, and begin discussions with the property owner or the manager of the building, in collaboration with our customer, to arrange the installation of the wireless coverage products. After we engineer, produce and assemble the products, we deliver them from our production facility to the project site. In general, one of our subsidiaries, Shenzhen Kaixuan, is responsible for the installation of our wireless coverage products. We also hire third-party contractors to carry out the initial installation under the supervision of our project design and technical service team. We use more than 351 contractors across China, all of whom are independent third parties.
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
Our Sales Cycle
Our nationwide sales and marketing team actively pursues business opportunities across all provinces and municipalities in China. All telecommunications operators, in an effort to shift to a more centralized procurement model in order to encourage more competitive pricing, adopted a new procurement policy commencing in 2007 whereby the bidding processes for wireless coverage equipment and for services would be separately conducted, and procurement decisions would be made by the parent company and local affiliates, respectively. Under the new policy, providers of wireless coverage products such as ourselves may not win the bid for the servicing contracts even after winning the bid for equipment contracts, or vice versa. As a result, since 2008 our contracts mainly consist of standalone equipment contracts whereby we provide wireless coverage products only or standalone service contracts whereby we provide wireless coverage integrated services only, with the remaining being bundled sale contracts whereby we provide both wireless coverage products and integrated services. The number of our bundled sale contracts decreased significantly since 2008 and are entered into occasionally for smaller scale and ad hoc projects.
Standalone equipment contracts
The sales cycle for our wireless coverage equipment under standalone equipment contracts can be divided into the following phases:
Bidding Process. Our sales cycle for our wireless coverage products begins when a wireless operator or one of its subsidiaries requests proposals from us. After we complete a preliminary evaluation of the project, including its feasibility and profitability, we submit bids to the potential customer.
Wireless operators in China select the winning bid based on a number of factors and considerations, including:
•	research and development capabilities;

•	quality of products in terms of performance, functionality and reliability;

•	pricing;

•	overall financial strength and operational scale; and

•	range and standards of services to be provided, including after-sale services.
Typically, wireless operators in China request that bids also include the following terms:
•	specifications contained in customers’ bid invitations; and

•	operational manuals and staff training.
Delivery. After we receive the purchase order from the regional customers, we will begin our delivery of equipment and the customers will then provide us with delivery certificates after their inspection and acceptance of the equipment at the time of delivery.
Contract Signing. Upon receipts of delivery certificate, we will enter into contracts with our customers.
Payment. According to the payment terms, the customer is required to pay 70% to 80% of the contract amount either upon signing of the sale and purchase contract or issuance of the delivery certificate, which is typically 30 to 60 days after delivery and the remaining balance will be due depending on the payment terms negotiated with different customers, typically ranging from six to 12 months following the issuance of final inspection certificates by our customers. All payment events are not contingent upon further performance and future installation services for the equipment. However, customers may not promptly make the payments and generally take longer to make the payments.
Warranty Period. Our warranty period generally begins after the issuance of final inspection certificate by our customers.
Standalone service contracts
The sales cycle for our wireless coverage integrated services under standalone service contracts can be divided into the following phases:
Bidding Process. The process begins when a wireless operator requests proposals from us for wireless coverage integrated services. After we complete a preliminary evaluation of the project, including its feasibility and profitability, we submit bids to the potential customer.
Wireless operators in China select the winning bid based on a number of factors and considerations, including:
•	pricing;

•	project design, installation and after sales services capacities;

•	overall financial strength and operational scale; and

•	grading of quality certificate.
If we win the bid, the operator generally issues a written letter of acceptance. Occasionally, the operator gives us verbal notice only. The design, engineering, implementation and installation stages begin after the operator confirms our winning bid. According to the PRC Law on Invitation and Submission of Bids and the PRC Contract Law, a letter of acceptance issued by the bid-inviting party or a verbal confirmation of acceptance by the bid-inviting party, together with its bid invitation materials and our bid-tendering materials, constitutes a legally binding contract between the bid-inviting party and the winning bidder. We believe that, upon the acceptance of our bid by our customers, we have a legally enforceable right against our customers as a matter of contract law; however, our PRC counsel has advised us that enforcement of our rights to payment in the PRC courts may be difficult. For more details, see Item 3. “Key Information—Risk Factors—Risks Relating to Our Company—We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity.” To date, we have not had any material disputes with our customers in respect of any of our successful bids confirmed verbally or in writing by our customers.
Design and Installation. When we win the bid, we begin to locate a site at the customer’s premises which is suitable for installation according to the customer’s overall plan. We then perform signal tests and design the installation plan. We begin our installation after the customer accepts our installation plan. After completion of the installation process, we test the system to evaluate its performance and make adjustments to optimize its functionality. We then request our customer to issue a completion certificate to confirm that the installation has been completed. We are often engaged in a number of projects with one customer at the same time. To reduce the administrative burden of managing multiple projects, our customers often group projects together and issue completion certificates for all the projects at the same time, resulting in the delay of receipt of completion certificates until the completion of the installation of the last project.

Contract Signing. In line with industry practice, after the completion of the installation and upon receipts of completion certificates, we will enter into contracts with our customers.
Inspection and Warranty Period. After the issuance of the completion certificate, our customers perform preliminary and final inspection of the installation. Our contracts often do not specify the date by which an inspection must be performed. Sometimes, the inspection may be delayed by as long as six to 12 months after issuance of the completion certificate, which delays our revenue recognition for installation services. When our project passes the inspection, the warranty period begins. Most of our customers conduct two inspections prior to the beginning of the warranty period. The second inspection usually occurs six to 12 months after the preliminary inspection. Some of our customers conduct one inspection before the warranty period begins.
Payment. Our contracts permit our customers to pay in installments upon the occurrence of contractually stipulated payment events during the sales cycle. Contractual terms for the installment payments vary between our customers. Typical payment events include issuance of completion certificates, preliminary inspection, final inspection and expiration of the warranty period. At the occurrence of each payment event, customers are generally required to pay a percentage of the contract price. Although the typical payment terms are up to 30 days after the occurrence of each payment event, customers may not promptly pay the installment and generally take longer to make the payment. For more details on payment from our customers, please see Item 5. “Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Accounts Receivable and Receivable Selling.”
Bundled sale contracts
The sales cycle for our wireless coverage equipment and integrated services under bundled sale contracts can be divided into the following phases:
Bidding Process. The process begins when a wireless operator invites us for single bidding of wireless coverage equipment sales and the provision of integrated services. After we complete a preliminary evaluation of the project, including its feasibility and profitability, we submit bids (including price quotation and detailed breakdowns by equipment and services) to the potential customer.
Wireless operators in China select the winning bid based on a number of factors and considerations, including:
•	research and development capabilities;

•	quality of products in terms of performance, functionality and reliability;

•	pricing;

•	range and standards of services to be provided, including after-sale services

•	project design, installation and after sales services capacities;

•	overall financial strength and operational scale; and

•	grading of quality certificate.
Delivery and Installation. After we receive the purchase order from the customers, we will begin our delivery of equipment and provide installation services. After the completion of the installation services, we test the equipment to evaluate its performance and make adjustment to optimize its functionality. We then request our customer to issue a completion certificate to confirm the acceptance of the equipment delivered and the completion of the installation.
Contract Signing. Upon receipts of completion certificate, we will enter into contracts with our customers.
Inspection and Warranty Period. After the issuance of the completion certificate, our customers perform preliminary and final inspection of the installation. Our contracts often do not specify the date by which an inspection must be performed. Sometimes, the inspection may be delayed by as long as six to 12 months after issuance of the completion certificate, which delays our revenue recognition for sale of equipment. When our project passes the inspection, the warranty period begins. Most of our customers conduct two inspections prior to the beginning of the warranty period. The second inspection usually occurs six to 12 months after the preliminary inspection. Some of our customers conduct one inspection before the warranty period begins.

Payment. Our contracts permit our customers to pay in installments upon the occurrence of contractually stipulated payment events during the sales cycle. Contractual terms for the installment payments vary between our customers. Typical payment events include issuance of completion certificates, preliminary inspection, final inspection and expiration of the warranty period. At the occurrence of each payment event, customers are generally required to pay a percentage of the contract price. Although the typical payment terms are up to 30 days after the occurrence of each payment event, customers may not promptly pay the installment and generally take longer to make the payment. For more details on payment from our customers, please see Item 5. “Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Accounts Receivable and Receivable Selling.”
Selected Completed Projects
We completed 12,764 projects in 2007, 11,462 projects in 2008 and 26,826 projects in 2009. The following list represents select wireless coverage projects for the year ended December 31, 2009. These projects demonstrate different applications of our wireless coverage products, such as for office buildings, shopping centers, hotels, airports, highways, tunnels and scenic areas, as well as different geographic locations.

Project	Location	Customer	Completion date
Indoor coverage
New CCTV Main Building	Beijing	China Mobile group	December 2009
Guangzhou West Tower	Guangzhou	China Mobile group	October 2009
Qiao Xiang Village	Shenzhen	China Telecom group	June 2009
Diwang Building	Shenzhen	China Unicom group	September 2009
New World Center	Wuhan	China Unicom group	September 2009
Baoli World Trade Center Phase II	Guangzhou	China Mobile group	April 2009
Citibank Tower	Shanghai	China Unicom group	May 2009
PRC Environmental Protection Ministry Office Building	Beijing	China Netcom group	June 2009
Shanghai Information Building (Information Center)	Shanghai	China Unicom group	June 2009
China Petroleum Building	Shanghai	China Unicom group	May 2009
New World Plaza	Shanghai	China Mobile group	November 2009
Wanda Plaza	Shanghai	China Telecom group	November 2009

Outdoor coverage
Shanya Nantian Farm Mang San Village	Shanya	China Unicom group	November 2009
Wu Su Xi Jiao Biology Area	Kuitun	China Mobile group	June 2009
Zunyi Railway Tunnel Phase II	Zunyi	China Mobile group	June 2009
Zunren Highway Tunnel	Zunyi	China Mobile group	July 2009
Longtoujin Tunnel	Xingyi	China Unicom group	November 2009
Pinzitou Tunnel	Xinyi	China Unicom group	November 2009
Shexingpo Tunnel	Xinyi	China Unicom group	November 2009
Guanlan Jade Bay	Shenzhen	China Unicom group	April 2009
Xili College Town	Shenzhen	China Unicom group	July 2009
Wutong Mountain North	Shenzhen	China Unicom group	September 2009
Bijia Mountain Park	Shenzhen	China Unicom group	April 2009
Our Base Station RF Products
In addition to the provision of wireless coverage products and services , since the fourth quarter of 2005, we have focused on developing, manufacturing and supplying base station RF products, including base station parts and components and subsystems, which are major building blocks of base stations and also the most crucial step in the manufacturing of base stations. Their costs account for more than 50% of the overall production costs of base stations. We believe the shifting of procurement for base station RF products to China has become a trend and will accelerate the demand for base station RF products in China, from which we expect to benefit. We have begun supplying base station RF products in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007 and to Nokia Siemens Network and Ericsson (China) Co., Ltd. since 2008. We expect that revenues from base station RF products will continue to grow for the foreseeable future.
Base Station RF Parts and Components
Base station RF parts and components are essential building blocks for all forms of wireless communication products. They provide the fundamental channel for transmitting and receiving radio signals. Base station RF parts and components can be classified into active and passive modules. Active modules contain electronic components such as transistors and diodes and require external power to operate. Their principal functions are to amplify and alter radio signals. Passive modules do not contain any electronic components. They rely on a combination of integrated circuits and magnetic fields emitted by their components to function. Their principal functions are to filter, combine and split RF signals.
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

The business cycle of RF parts and components involves the following phrases:
•	We first go through stringent certification processes to become a certified supplier of base station equipment manufacturers. Each base station equipment manufacturer has its own unique certification process, the principal conditions of which include production capacity, management efficacy, quality control, environment protection, and overall reputation. To date, we have been certified by seven major base station equipment manufacturers.

•	We next obtain technology certification from our base station equipment manufacturer customers and conduct product development according to the customer specifications. All of our base station RF parts and components are customized for each client’s unique specifications.

•	We then provide samples for certification by our base station equipment manufacturer customers. We have to date developed more than 261 types of base station RF parts and components for various base station equipment manufacturer customers.

•	Thereafter, we obtain purchase orders with trial quantities, and if our customers are satisfied with the trials, our customers will request proposals from us for RF parts and components. We then submit bids to the customers.

•	If we win the bid, we will proceed to bulk production.

•	We generally provide a credit period for payment to our customers and payments are usually made within 90 to 180 days of delivery.
Base Station RF Subsystems
Since 2007, we began to develop a series of remote RF unit, or RRU, which is a crucial part of a 3G signal distribution system. Through this distribution system, we can locate RRU close to an antenna and connect RRU and indoor baseband unit, or BBU, by the fiber. The distribution distance between BBU and RRU by using fiber are longer than using coaxial cable. By using RRU, operators will have flexibility in choosing their own location and network layout. Moreover, RRU is reliable, easy to maintain and cost-saving.
Production
Production Facilities
Our production facilities are located in Shenzhen. Prior to the divestiture of our two wholly-owned subsidiaries in Quanzhou, namely, Lake Communication and Lake Microwave, in December 2008, we had a production facility in Quanzhou and an additional production facility in Shenzhen. Since then, we have increased our main production lines and expanded our production capacity at our production facilities in Shenzhen, including new production lines for wireless coverage and base station RF products which we established in 2009. We plan the utilization of our production capacity based on projected orders from customers for our wireless coverage products and base station RF products.
As of December 31, 2009, the production capacity and utilization rate of our Shenzhen production facilities were as follows:

	Capacity	Utilization
Type of products	(sets per month)	(sets per month)
Wireless coverage products	10,000	8,182
Base station RF products	45,000	40.568
Production Process
Our integrated design, engineering, production and quality control capabilities enable us to customize products to meet specific customer requirements and to increase production efficiencies. To minimize component costs and enable us to implement our low cost strategy, we produce our base station RF products with our own low-cost proprietary production process and rely on strict control of our production process. In addition, our production personnel are intensively involved in product design to ensure that production considerations are addressed early in the design process and to minimize the number of products that fail to meet our quality control standards.

Our production processes may be divided into two primary categories and consist of numerous individual steps throughout the entire process. The categories include (i) production of our base station RF products, and (ii) production of wireless coverage products with our own base station RF products. The production process for our base station RF products may be generally divided into the following steps:
•	integrated circuit board processing;

•	covering and welding;

•	manufacturing and assembly;

•	testing; and

•	quality control.
Most of our completed base station RF products are used in the production of our wireless coverage products. We also sell our base station RF products directly to base station equipment manufacturers. The general steps for the production of our wireless coverage products are wiring, assembly, functional testing and quality control. After the completion of the wireless coverage products, we install the products according to the design plans approved by our customers.
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
Quality Control
We place considerable emphasis on quality control. We adhere to a strict system of quality control over our operations, from sourcing of raw materials to production, packaging and inventory storage to sale, delivery and installation. We have established various quality-control checkpoints at different stages of our production process to closely monitor the quality of our production and to ensure that our products meet all our internal benchmarks and customers’ specifications. In 2000, we were ISO9001-certified for our research and development, production and quality control processes at our research and development facilities as well as at our production facilities in Shenzhen. We have also developed and now bulk produce base station RF products that are in compliance with the European Union’s ROHS national enforcement body, which means that these products do not exceed specified levels of lead, cadmium, mercury and other chemicals. These base station RF products are incorporated into base stations that are sold in Europe.
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
Warranty. For our wireless coverage products, we usually provide warranties for one to three years following the final inspection by our customers. During the warranty period, we are responsible for any quality defects in our products. For our base station RF products, our customers will examine our products and are entitled to return any base station RF products that do not comply with their prescribed specifications at the time of delivery. We also provide warranties ranging from one to three years during which period we provide free repairs for returned products with quality defects.

We have established a dedicated technical service team that provides after-sale services principally to our wireless coverage customers. Our goal is to ensure that we deal with inquiries and complaints of our customers in a prompt and satisfactory manner. In cases where customers report defects of our products during our warranty period, we send technical staff to our customers’ sites to carry out repairs at no cost to the customers. We do not, however, maintain any product liability insurance. For a discussion on the risks associated with our lack of product insurance coverage, please refer to “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We maintain limited insurance coverage, and any significant product liability claim could have a material and adverse effect on our financial condition.”
Research and Development
We have strong in-house RF technology research and development capabilities. As of December 31, 2009, our in-house research and development team had 269 engineers and technicians from the wireless communication industry in China. Our key research and development experts have over 10 years of experience each in the telecommunications industry. We have a research and development facility in Shenzhen. Our research and development activities focus on new generation RF core technology, new product development, functionality enhancement and manufacturing process improvement.
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
In our efforts to commercialize our RF technology, we have formulated several of our own design and development standards, including those relating to filters, power amplifiers, antennas and next-generation RF integrated circuits and multiple chip module technologies. In response to the industry demand for production of small volumes of a large variety of base station RF products, we have developed our own production techniques, such as an automatic covering technique, which manufactures these products in a more efficient manner. Furthermore, we are developing an automatic testing platform that enables us to conduct various tests throughout our production process. In addition, in the course of our research and development, we have accumulated a database of basic testing data, and have established our own integrated circuit board format, design technique, and testing and adjustment techniques.
Research and development expenditure for each of the three years ended December 31, 2009 were RMB56.5 million, RMB70.2 million and RMB59.9 million (US$8.8 million), respectively, representing approximately 5.8%, 7.1% and 3.7% of our revenues and 22.4%, 19.3% and 18.6% of our total operating expenses, respectively.
Sales, Marketing and Key Customers
Sales and Marketing Team
As of December 31, 2009, we had 426 sales and marketing professionals located in 28 offices covering 30 provinces and municipalities across China. We require our sales and marketing professionals to undergo extensive and ongoing training to constantly refresh their product knowledge and to keep them apprised of the latest trends and developments in the PRC wireless communication industry. Through the efforts of our sales and marketing team over the past few years, we were, as reported by BAYES, the second largest supplier of wireless coverage products and services in China in 2009.
Because of the technical nature of our product offerings, we emphasize close collaboration between our sales and marketing team and our project design and technical service team in order to provide optimal service to our wireless coverage customers. As of December 31, 2009, we had 2,384 engineers and technicians on our project design and technical service team servicing these customers. These professionals perform network testing and evaluation, formulation of design plan and implementation of wireless coverage projects. We also rely on them for after-sale technical services to our wireless coverage customers.
We also have a dedicated sales and marketing team for base station equipment manufacturer customers of our base station RF products, all 12 members of which have extensive technical knowledge and are familiar with customer specifications and demands. They are also responsible for providing after-sale technical services to our equipment manufacturer customers.
In order to encourage our sales and marketing team to pursue new business opportunities, we offer incentive bonus programs that pay performance-based, year-end cash bonuses.

Pricing
The PRC market for wireless coverage products and services and base station RF products is highly price-sensitive. In our business, prices tend to vary based on a number of factors, including:
•	type, quantity and composition of base station RF products;

•	internal target gross margin objectives;

•	region in which the products are sold; and

•	current market conditions, including the prevailing prices offered by our competitors.
We typically participate in bidding to win orders for our products and services. We determine our pricing primarily on the basis of the above listed factors, with appropriate consideration given to the size of the transaction and the significance of the business opportunity to our growth. We impose minimum requirements internally for gross profit margins in our bidding processes. We believe that economies of scale in our operations, coupled with our proprietary RF technologies and our integrated design, development, engineering and production processes, allow us to price our products and services competitively.
Key Customers
The following table sets forth our revenues attributable to our sales to the China Unicom group, the China Mobile group, the China Telecom group, the China Netcom group and base station equipment manufacturers in absolute terms and as a percentage of our revenues for the periods specified:

	Year ended December 31,
	2007		2008		2009
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except for percentages)
Wireless coverage products:
China Unicom group	377.8	38.6	244.5	24.8	518.2	75.9	32.3
China Mobile group	317.7	32.4	390.3	39.6	390.9	57.3	24.4
China Telecom group	49.6	5.1	75.4	7.7	241.2	35.3	15.0
China Netcom group(1)	20.5	2.1	4.7	0.5	—	—	—
Overseas customers	11.6	1.2	8.1	0.8	17.1	2.5	1.1
Others	28.6	2.9	40.1	4.1	28.6	4.2	1.8

Subtotal	805.8	82.3	763.1	77.5	1,196.0	175.2	74.6

Base station RF products:
Equipment manufacturers	173.5	17.7	221.6	22.5	406.9	59.6	25.4

Total	979.3	100.0	984.7	100.0	1,602.9	234.8	100.0

(1)	As part of the restructuring of the Chinese telecommunications operators, China Netcom group merged with China Unicom group in 2008.
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
For further information about our reliance on the three principal telecommunications operators in China, please refer to “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We derive a significant portion of our revenues from the three principal telecommunications operators in China, and our revenues could decline significantly if any of them reduces its purchases of our wireless coverage products and services.”

In addition, we have become a qualified supplier of base station RF products to several major domestic and foreign base station equipment manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., and Nokia Siemens Network and Ericsson (China) Co., Ltd. We have begun supplying base station RF products in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007 and to Nokia Siemens Network and Ericsson (China) Co., Ltd. since 2008.
Suppliers and Raw Materials
The raw materials used to produce our products mainly include various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. We source most of our raw materials inside China except for some electronic components that are purchased from sales agents of foreign companies in China. We procure raw materials from companies that have satisfied our supplier review and have been selected through a competitive bidding process. Base on their products supplied to us, our suppliers are divided into three categories: core suppliers, major suppliers and general suppliers. We have established different performance criteria and scope of cooperation for each category of suppliers. All of our suppliers are subject to stringent review procedures by our team of specialists in supplier certification, which covers the areas of technology, quality, response time, pricing, environmental protection and social responsibility. We currently have nine core suppliers for our core manufacturing processes of mechanical processing, electronic plating and modules. All of these suppliers are leaders in their respective sectors and have a proven track record of supplying to globally-renowned companies. In the near future, we plan to separate the sources the supplies of our research and development projects from those for mass production, streamline the existing organization of suppliers and establish price management systems, in order to build a company-wide logistics information platform. In some cases, our customers require us to purchase raw materials from their approved suppliers. Our raw material purchases are paid in Renminbi and typically have a credit term of 90 days. As we have an extensive list of suppliers, we do not rely on any single supplier or group of suppliers to provide any of our raw materials. In 2007, 2008 and 2009, purchases from our top five raw material suppliers accounted for approximately 24.8%, 28.0% and 32.3% of our total purchases of raw materials, respectively.
Competition
The wireless coverage market in China is very competitive and is characterized by rapid technological advancements, frequent development of new products, and downward pricing trends over the life of a product. In their requests for proposals, PRC telecommunications operators typically request a complete analysis and proposal for the design, installation and warranty. The provision of wireless coverage products and services requires the skills and efforts of a large number of technical personnel to put together the design plan, to supervise the installation by third parties and to provide after-sale services. Compared with international providers, PRC domestic providers have the advantage of having a lower cost base and, as such, currently dominate the market in China. According to BAYES, there were seven major providers of wireless coverage products and services, which collectively held approximately 52.8% market share in China as of December 31, 2009. Competition among these wireless coverage product and service providers over the past five years has resulted in the emergence of a few dominant players. According to BAYES, the top three providers of wireless coverage products and services in China were all PRC companies and included Comba Telecom Systems Holdings Ltd., or Comba, Wuhan Hongxin Telecommunication Technologies Co., Ltd, or WHTT, and our company. Together, the top three dominant players accounted for approximately 35.1% of the total market share in 2009, with Comba, our company and WHTT representing 18.5%, 8.5% and 8.1% of the total market in terms of the contract amount, respectively.
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
We believe that the key factors considered by customers when choosing a vendor for wireless coverage products and services include the vendor’s overall capabilities, such as ability to provide integrated coverage solutions, research and development capability, products quality, scope and flexibility of product offering, project design and installation capability, after-sale service capability, pricing, financial strength, as well as the customer’s previous experience and relationships with the vendor. We believe that our in-house RF technology research and development capability, our fully integrated production capability and our ability to provide integrated wireless coverage solutions to our customers give us a competitive advantage over our main competitors, Comba and WHTT. On the other hand, we have a shorter operating history than both Comba and WHTT and, therefore, a shorter historical relationship with the three principal Chinese telecommunications operators relative to them. In order to remain competitive and grow our business, we must strengthen our relationships with our existing customers, develop relationships with new customers and expand into new products and markets.

The market for base station RF products is also competitive in China. We believe the entry barrier for base station RF products is higher compared to the entry barrier for wireless coverage products, because of higher capital requirements, longer development cycles and more stringent technical requirements. We mainly compete with Andrew Corporation, Radio Frequency Systems, Powerwave Technologies, Inc., Wuhan Fingu Electronic Technology Co., Ltd. and Mobi Antenna Technologies (Shenzhen) Co., Ltd. in China.
In the mid- to lower-end market for base station RF products, we and other suppliers tend to compete on speed of supply largely because customers in this market sector generally require supply on short notice. Although overseas manufacturers may have more advanced technologies, they often lack a sales network and/or sufficient technical support in China. Among domestic manufacturers, we have a competitive edge due to our strength in RF technology, our low production cost and our relatively strong financial position. To date, we have become a qualified supplier of base station RF products to seven major domestic and foreign base station equipment manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., Nokia Siemens Network and Ericsson (China) Co., Ltd.
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
Property
Owned Property
In October 2007, we moved our research and development and production facilities in Shenzhen to a property that we own inside Hi-Tech Park, Nanshan District, Shenzhen with a total site area of approximately 19,570 square meters and a gross floor area of approximately 73,000 square meters, namely our headquarters, Guoren Building. In July 2008, we also moved our principal executive office to this property. We executed the relevant sale and purchase agreement in January 2006 with the Shenzhen land bureau, and obtained the land use rights to this property. We occupy the property in Shenzhen for manufacturing, research and office purposes. In addition to our own usage, we have spare office space with a gross floor area of approximately 136,000 square meters available for lease by third parties. We leased a portion of this spare office space in 2009.
In addition, our wholly-owned subsidiary, Shenzhen Kaige, also owns an office premise with a gross floor area of 1,476.4 square meters in Futian, Shenzhen. We plan to lease out this office premise.
Leased Property
We also lease properties for our sales offices and warehouses from time to time. Our leases generally have a term of five to 36 months and are due to expire between January 2010 and September 2012. Under most of our leases, we have a right of first refusal to renew them on similar terms and for similar periods as the previous contracts. Our total rental payments in 2009 were RMB18.5 million (US$2.7 million).
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
As of April 30, 2010, we had 119 registered patents and 124 pending patent applications with the Patent Office of the National Intellectual Property Office of China, including our repeaters, filters and antennas. Most of our patent applications only cover patent protection in China; however, starting in 2008, we have applied for patent protection from Patent Cooperation Treaties organizations in relation to certain parts of our patents.

We have 14 registered trademarks, 13 registered with China’s Trademark Office of the State Administration for Industry and Commerce and one registered in Hong Kong. We have also filed applications for registration of six trademarks in China. In addition, we are the registered owner of the domain name, www.grentech.com.cn. We also own copyrights to 23 types of computer software which are registered in China and related to our wireless coverage product monitoring and wireless access system.
In 2007, 2008 and 2009, we generated revenues of RMB445.1 million, RMB475.0 million and RMB707.5 million (US$103.6 million), respectively, from the sales of our patented products, representing 45.4%, 48.2% and 44.1% of our revenues, respectively. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.
Insurance
We have casualty insurance coverage on our property, our goods in transit, and our employees’ personal risks. We do not have insurance coverage on our other assets, inventories, interruption of business or product liabilities.
Employees
As of December 31, 2009, we had a total of 4,213 full-time employees. A breakdown of our employees by function as of the same date is set forth below:

Number of
employees
Management and administrative	213
Research and development	269
Production and quality control	921
Project design and technical service	2,384
Sales and marketing	426

Total	4,213

In order to maintain quality, knowledge and skill levels of our employees, we place a strong emphasis on training. We provide training to our employees periodically, ranging from introductory training for new employees, technical training, performance enhancement training, professional enhancement training, team-building and communications training.
As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC municipal governments in the areas where we operate. We have no obligation beyond the monthly contributions of 10% to 11% of basic staff salaries. Our contributions to the statutory retirement plans are charged to the consolidated statement of operations as and when incurred. The total amount of contributions we made to employee benefit plans in 2007, 2008 and 2009 was RMB12.0 million, RMB16.8 million and RMB18.9 million (US$2.8 million), respectively.
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

Shenzhen GrenTech RF develops, manufactures and sells base station RF products, which are not regarded as communication equipment under PRC law.
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
OVERVIEW
We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, (i) wireless coverage products and services, which are supplied to telecommunications operators, and (ii) base station products, which are mainly supplied to base station equipment manufacturers.
We have a strong in-house RF technology research and development capability. Our team of 269researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen. As of April 30, 2010, we had 119 registered patents and 124 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.
Our wireless coverage products enable telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products. To date, we have developed over 560 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the three principal telecommunications operators in China, namely the China Unicom group, the China Mobile group and the China Telecom group. According to BAYES, in 2009, we were the second largest provider of wireless coverage products and services in China. In recent years, the wireless coverage market in China has benefited from increased capital expenditure by PRC wireless operators. Further, the capital expenditure of the wireless coverage industry in China is expected to reach RMB7.8 billion in 2010, RMB9.3 billion in 2011, RMB10.5 billion in 2012, RMB11.7 billion in 2013 and RMB12.8 billion in 2014 according to BAYES. We believe that the increasing capital expenditure will afford us an opportunity to grow our revenues in the wireless coverage market. In addition, the Chinese telecommunication restructuring plan significantly altered the industry, creating three new operators that have both mobile and fixed-line services. In the past, Chinese fixed-line operators, which were split along geographical lines, were not permitted to offer mobile services, while mobile operators were not allowed to offer fixed-line services. By restructuring the operators into companies that offer both types of services, the Chinese government enhanced the competitiveness of the three remaining operators. Moreover, 3G licenses were issued to the three principal telecommunications operators in January 2009 by the PRC government. China Mobile received the TD-SCDMA license, China Unicom received the WCDMA license and China Telecom received the CDMA2000 license. Following such license grants, these operators have started the construction of 3G networks and significantly increased their capital expenditure and investment in wireless coverage and base station products in 2009, which has driven the growth of our business in 2009. We believe that these operators in China will continue such capital expenditure and investment in the near future, which we believe will contribute in part to the growth of our business.

Our base station RF products are mainly supplied to base station equipment manufacturers. These customers use our base station RF products in their base station equipment manufacturing. To date, we have become a qualified supplier of base station RF products to several major domestic and foreign base station equipment manufacturers, such as Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., Nokia Siemens Network and Ericsson (China) Co., Ltd. We have developed over 261 types of base station RF products. We have begun supplying base station RF products in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007 and to Nokia Siemens Network and Ericsson (China) Co., Ltd. since 2008. With rising production costs incurred by base station equipment manufacturers, more global base station equipment manufacturers have chosen to procure base station RF products mainly in China in order to reduce their costs. We believe the demand for base station RF products will grow rapidly and our revenues from base station RF products will continue to grow for the foreseeable future.
KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
The following are key factors that affect our financial condition and results of operations. They are important to the understanding of our business:
Expenditure by Wireless Operators and Base Station Equipment Manufacturers
Our business is largely dependent on the demand for our wireless coverage products and services from wireless operators in China. Accordingly, the amount of wireless network capital expenditure by our customers, especially the three principal telecommunications operators in China, namely the China Unicom group, the China Mobile group and the China Telecom group, has had and will continue to have a material impact on our revenues. In addition, revenues from the sales of our base station RF products have accounted for an increasing percentage of our sales in 2007, 2008 and 2009. As a result, we expect the growth in the domestic demand for these products will continue to drive our revenue growth.
Our Business Practice with Wireless Operators and Its Implication on Our Financial Condition and Results of Operations
We generally begin working on a wireless coverage project upon winning a bid but before signing a formal contract. Our customers are not required to pay for our products and installation services until after the signing of the formal contract, which typically takes place when we deliver the wireless coverage products and our customers issue a delivery certificate under standalone equipment contracts or when we complete the initial installation of the wireless coverage products and our customer issue a completion certificate under standalone service contracts and bundled sale contracts. Furthermore, our contracts with wireless operators generally provide a fixed price and permit them to pay the purchase price in installments upon the occurrence of various payment events, such as issuance of delivery certificates or completion certificates, preliminary inspection, final inspection and/or expiration of the warranty period. Our arrangements with our wireless operator customers are consistent with industry practices in China. As a result of these practices, an understanding of our revenue recognition policy and accounts receivable cycle is critical to the understanding of our results of operations.
Revenue Recognition Policy and Accounts Receivable Cycle
We derive revenues principally from the provision and sale of wireless coverage products and services and, to a lesser extent, from the sale of base station RF products.
We recognize revenues when:
•	the risk and rewards are transferred;

•	delivery has occurred;

•	persuasive evidence of an arrangement exists;

•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the product sale.
For our sale of wireless coverage equipment under standalone equipment contracts, we only begin to recognize revenues when delivery has occurred, and the customer has signed a sale and purchase contract with us and issued a delivery certificate to us, which indicates the customer’s acceptance of the equipment delivered.

For our provision of wireless coverage integrated services under standalone service contracts, we recognize revenues when we complete the installation and the customer has signed a contract with us and performed preliminary inspection and issued a preliminary inspection certificate.
For our sale of wireless coverage equipment and provision of wireless coverage integrated services under bundled sale contracts, we recognize revenue attributable to the delivery of equipment when delivery has occurred and after the customer has issued a completion certificate, which indicates the customer’s acceptance of the equipment delivered, and we recognize revenue attributable to the provision of integrated services when we complete the installation and the customer has signed a contract with us and performed preliminary inspection and issued a preliminary inspection certificate.
Under the payment terms of our contracts and as a customary practice of the wireless coverage industry in China, we allow our customers to pay the contract amount in installments upon the occurrence of certain events, such as the issuance of the delivery or completion certificate, the issuance of the preliminary inspection certificate, the issuance of the final inspection certificate, and/or the expiration of the warranty period. The installment terms of our contracts range from six months to three years. On a weighted average basis, historically under our contracts, approximately 44% of the contract value is due upon the issuance of the delivery or completion certificate, approximately 35% is due upon the issuance of the preliminary inspection certificate, approximately 17% is due upon the issuance of the final inspection certificate and approximately 4% is due upon the expiration of the warranty period. To the extent revenue recognized under a contract is not yet paid, we record it as an account receivable. We record the portion of the amounts due under our contract payment terms in excess of the revenue recognized as deferred income, which is included in other payables. We classify amounts due beyond one year determined by contractual terms and customers’ payment history as long-term accounts receivable and we discount them at the prevailing interest rate as published by the People’s Bank of China, the PRC central bank. We make provisions for estimated settlement discounts that we expect to be utilized by the customers and record them as a reduction in revenues. The settlement discount is our best estimate based on our past billing and collection experience with our customers and our negotiation with customers. We determine such discount separately on a contract by contract basis. In addition, we will review our settlement discounts periodically to ascertain that these settlement discounts are sufficient but not excessive.
We wrote back RMB4.3 million in settlement discounts in 2007. We made provisions for settlement discounts of RMB13.8 million and RMB55.5 million (US$8.1 million) in 2008 and 2009, respectively, in order to accelerate the collection of account receivables which may have been affected by the telecommunication industry restructuring in 2008. We sold an aggregate of RMB371.6 million (US$54.4 million) of our accounts receivable to banks in 2009. Our sale of accounts receivable was with limited-recourse where we receive 100% of the face value of accounts receivable sold, net of bank fees. We must, however, keep at the bank a time deposit as a pledge in the amount of 10% to 20% of the aggregate accounts receivable we sold to the bank that remain unsettled by our customers at all times. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for additional information on our accounts receivable position and our receivable selling arrangements. See “— Revenues — Provision of Wireless Coverage Products and Services” for additional discussions on our policy of recognizing wireless coverage products and services revenues. The gap of time between our recognition of revenues and the occurrence of various payment events has created a long accounts receivable cycle. The time difference between payment events typically ranges from six months to three years. In addition, our accounts receivable cycle can be further lengthened if our customers do not promptly make installment payments upon the occurrence of the related payment events. In 2009, as a result of the enhancement of our accounts receivable collection efforts, we were able to significantly reduce our accounts receivable turnover days to 292 days from 469 days in 2008. Our accounts receivable turnover days were 427 days in 2007. However, it is uncertain whether such enhancement will continue to reduce our accounts receivable turnover days or we will be able to maintain our shortened collection cycle in future periods or if there will be any other factors beyond our control that will continue to lengthen our accounts receivable cycles or collection periods.
We recognize revenues from the sale of standalone base station RF products when the risk and reward of ownership and title of these parts and components and products have been transferred to our customers, which typically coincide with delivery and acceptance of these parts and components and products by our customers.
Liquidity Concern Arising out of Our Accounts Receivable Cycle and Revenue Cycle
Our contract practice described above has resulted in a significant working capital demand for the operation of our business. This includes, among other things, a substantial build-up of inventories, in particular, finished goods, and long accounts receivable cycle. Our revenue cycle also impacts our liquidity needs. We tend to recognize more revenues and collect most of them during the fourth quarter of the year. In 2007, 2008 and 2009, our collections in the fourth quarter constituted 62.4%, 43.8% and 44.3% of our total collections during the respective years. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of a year and typically deliver and install much more during the third and fourth quarters. As a result of our revenue cycle and our long accounts receivable cycle, we tend to have more working capital toward the end of the year and the first part of the subsequent year and tend to have less working capital during the middle part of the year, especially the third quarter. Our ability to rely on cash generated from our operations to finance our working capital and other needs of our operations is therefore substantially limited. Accordingly, we are highly dependent on bank financing and the sale of accounts receivable to fund our working capital requirements and to support our liquidity. Historically, we have principally relied on bank loans to finance our working capital needs. As of December 31, 2007, 2008 and 2009, we had an aggregate of RMB456.1 million. RMB500.2 million and RMB633.4 million (US$92.8 million), respectively, of short-term bank loans outstanding. As of December 31, 2009, we had an aggregate of RMB1.0 billion (US$146.5 million) in short-term bank loans and bills payable facilities, of which RMB585.0 million (US$85.7 million) in short-term bank loans had been drawn and RMB220.3 million (US$32.3 million) in bills payable had been utilized. As of December 31, 2009, RMB148.5 million (US$21.8million) in short-term bank loans and RMB93.5 million (US$13.7 million) in bills payable remained committed but not yet drawn or utilized. As of December 31, 2009, we had an aggregate of RMB110.0 million (US$16.1 million) in long-term bank loans outstanding. In addition, we had accounts receivable selling arrangements in the aggregate of RMB500.0 million (US$73.3 million), of which RMB345.6 million (US$50.6 million) had been drawn and RMB154.4 million (US$22.6 million) remained committed but not yet utilized as of December 31, 2009. Utilization of the unutilized bill payables facilities requires pledge of bank deposit in the amount of approximately 20% to 40% of the utilized facilities, and utilization of account receivable selling arrangements requires pledge of bank deposit in the amount of approximately 10% to 20% of the utilized facilities. We expect to continue to rely on bank loans, including bills payable, and the sale of our accounts receivable to finance our working capital needs as we grow our business. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for a discussion on our accounts receivable position and our bank borrowing and receivable selling arrangements.
Significant Quarterly Fluctuations of Our Results of Operations
We have historically generated a majority of our revenues from our wireless coverage products and services, and we have typically generated substantially less revenues in the first quarter of each year. For our standalone service contracts and bundled sale contracts, our customers usually perform completion inspections, issue completion certificates and sign sale and purchase contracts with us in June and December each year. This is because our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment, and their work is performed in accordance with their internal annual and semi-annual project management processes. As a result, our customers prefer performing completion inspections and signing contracts for all installed projects at the same time. Our principal customers are publicly traded companies, and their project management process is also influenced by their semi-annual reporting obligations. As a result, our revenues in the first quarter are typically much less than the second quarter, and our revenues in the third quarter are typically much less than the fourth quarter. We recognize our revenue from the sale of our products when delivery has occurred and the customer has signed a contract with us and issued a delivery certificate which indicates the customers’ acceptance of the equipment delivered. We have historically reported net losses in the first quarter, reflecting a combination of (1) the increased costs of performing our ongoing wireless coverage contracts as a result of the growth in volume of contracts and (2) lower levels of revenues generated during the first and third quarters. In 2007, 3.2%, 20.7%, 27.9% and 48.2% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB44.8 million in the first quarter. In 2008, 7.3%, 18.9%, 21.6% and 52.2% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB41.5 million in the first quarter. In 2009, 17.8%, 26.4%, 24.6% and 31.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net income of RMB6.3 million (US$0.9 million) in the first quarter. We believe that our first quarter 2009 performance, however, was unusual due to the extraordinarily strong demand from the three principal Chinese telecommunication operators primarily as a result of the issuance of 3G licenses in January 2009. As the volume of our contracts grows, we anticipate that we may continue to experience fluctuations in revenues on a quarterly basis and may continue to experience net losses as a result, particularly in the first quarter. You should read “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We historically recognized significantly lower revenues in the first quarter, which sometimes resulted in net losses in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses” for additional disclosure.

The following table sets forth our unaudited consolidated statements of operations and selected consolidated balance sheet data for each of the 12 quarters ended December 31, 2009:

	Three months ended
	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,
	2007	2007	2007	2007	2008	2008	2008	2008	2009	2009	2009	2009
	(in thousands of RMB)

Revenues	31,286	203,024	273,214	471,778	71,389	186,341	212,478	514,449	285,293	423,214	394,852	499,584
Cost of revenues	(18,300)	(120,378)	(165,634)	(307,124)	(49,420)	(124,216)	(149,635)	(428,096)	(212,179)	(317,326)	(289,641)	(404,827)
Gross profit	12,986	82,646	107,580	164,654	21,969	62,125	62,843	86,353	73,114	105,888	105,211	94,757
Other revenue	—	—	—	—	—	—	—	—	—	425	1,255	1,664
Operating expenses:
Research and development costs	(13,201)	(14,326)	(13,286)	(15,712)	(15,328)	(17,815)	(15,477)	(21,612)	(13,333)	(12,557)	(16,485)	(17,524)
Sales and distribution expenses	(28,599)	(31,854)	(33,636)	(32,727)	(28,810)	(31,014)	(26,841)	(51,859)	(33,715)	(44,705)	(43,199)	(58,906)
General and administrative expenses	(13,405)	(15,655)	(14,473)	(24,965)	(14,158)	(18,225)	(17,816)	(76,829)	(15,071)	(19,442)	(16,989)	(30,004)
Impairment of goodwill	—	—	—	—	—	—	—	(27,589)	—	—	—	—
Total operating expenses	(55,205)	(61,835)	(61,395)	(73,404)	(58,296)	(67,054)	(60,134)	(177,889)	(62,119)	(76,704)	(76,673)	(106,434)
Operating (loss)/income	(42,219)	20,811	46,185	91,250	(36,327)	(4,929)	2,709	(91,536)	10,995	29,609	29,793	(10,013)
Other (expense)/income Interest income	2,456	1,776	2,525	15,556	5,472	4,764	4,482	16,539	10,024	7,984	6,749	16,240
Interest expense	(6,062)	(6,525)	(8,398)	(14,362)	(13,242)	(13,990)	(15,349)	(12,263)	(13,978)	(14,565)	(14,708)	(13,515)
Investment income	—	318	—	—	296	—	—	4,577	—	—	—	—
Foreign currency exchange (loss)/gain	(2,788)	(2,941)	(4,369)	(8,693)	(7,029)	(2,904)	(974)	489	(27)	(675)	329	162
Grant income	120	3,310	1,000	2,925	2,030	91	110	12,978	324	1,342	3,736	920
Total other (expense)/income	(6,274)	(4,062)	(9,242)	(4,574)	(12,473)	(12,039)	(11,731)	22,320	(3,657)	(5,914)	(3,894)	3,807
(Loss)/income before income tax (expense)/benefit	(48,493)	16,749	36,943	86,676	(48,800)	(16,968)	(9,022)	(69,216)	7,338	23,695	25,899	(6,206)
Income tax (expense)/benefit	3,441	(1,360)	(3,816)	(8,586)	7,046	(277)	363	(10,289)	(1,030)	(10,383)	(5,772)	(883)
Net (loss)/income	(45,052)	15,389	33,127	78,090	(41,754)	(17,245)	(8,659)	(79,505)	6,308	13,312	20,127	(7,089)
Net loss/(income) attributable to noncontrolling interests	241	784	(5)	(38)	226	202	227	141	(3)	(3)	6	14
Net (loss)/income attributable to the equity shareholders of GrenTech	(44,811)	16,173	33,122	78,052	(41,528)	(17,043)	(8,432)	(79,364)	6,305	13,309	20,133	(7,075)

	As of
	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,
	2007	2007	2007	2007	2008	2008	2008	2008	2009	2009	2009	2009
	(in thousands of RMB)

Cash and cash equivalents	290,346	303,642	205,319	316,778	216,193	43,089	67,954	293,353	116,733	149,514	49,009	469,454
Pledged time deposits	212,319	228,065	213,208	259,786	216,602	188,817	131,999	122,368	127,656	182,567	91,286	103,035
Accounts receivable, net	720,433	806,760	938,746	925,838	890,095	960,019	959,887	728,260	911,156	931,487	956,612	892,149
Long-term accounts receivable	247,728	281,830	312,217	389,505	369,329	341,675	387,573	551,210	524,936	585,622	612,276	452,191
Short-term bank loans	333,550	426,050	436,050	456,050	506,050	429,925	448,083	480,207	423,965	560,886	586,159	613,378
Long-term debt	—	150,000	150,000	150,000	150,000	130,000	130,000	130,000	130,000	110,000	110,000	110,000
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

FINANCIAL OVERVIEW
Revenues
We derive our revenues from the provision of wireless coverage products and services and, to a lesser extent, the sale of base station RF products.
The following table sets forth our revenue contribution by revenue source and as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)

Wireless coverage solutions
Sale of wireless coverage products	575.3	58.7	499.0	50.7	781.9	114.5	48.8
Installation services	223.5	22.8	277.9	28.2	469.5	68.8	29.3
Base station RF products	173.6	17.7	221.6	22.5	407.0	59.6	25.4
Write back/(provision) for settlement discounts	4.3	0.5	(13.8)	(1.4)	(55.5)	(8.1)	(3.5)
Others	2.6	0.3	—	—	—	—	—
Total	979.3	100.0	984.7	100.0	1,602.9	234.8	100.0
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
Base station RF products. During the fourth quarter of 2005, we began to develop base station RF products. We consume a substantial portion of our base station RF products internally for incorporation into our wireless coverage products. In addition, we are the qualified supplier of base station RF products to seven major domestic and foreign base station equipment manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd, Nokia Siemens Network and Ericsson (China) Co., Ltd. Our sales of base station RF products amounted to RMB173.6 million in 2007, RMB221.6 million in 2008 and RMB407.0 million (US$59.6 million) in 2009.
Cost of Revenues
Our cost of revenues consists of our cost of hardware and cost of related services. Our cost of revenues increased from RMB611.4 million in 2007 to RMB751.4 million in 2008 and RMB1.2 billion (US$179.3 million) in 2009. Our cost of revenues as a percentage of revenues was 62.4%, 76.3% and 76.4% in 2007, 2008 and 2009, respectively. Although we expect unit production cost to continue to decrease in the future, we expect our gross profit margin to decrease slightly because we expect that the unit pricing of our products will continue to decrease as a result of intense market competition and, with respect to our wireless coverage products, the adoption of centralized bidding process by the wireless network operators, a downward pricing trend over the life of our maturing products, and an increasing percentage of the lower-margin products in our overall product mix.
The following table sets forth our cost of revenues contribution by category and as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of hardware	459.8	75.2	565.2	75.2	915.9	134.2	74.8
Cost of services	151.6	24.8	186.2	24.8	308.1	45.1	25.2
Total	611.4	100.0	751.4	100.0	1,224.0	179.3	100.0
Cost of Hardware. Cost of hardware includes our direct cost in manufacturing our wireless coverage products and base station RF products, depreciation and amortization, purchase costs of raw materials and outsourced ancillary products from suppliers and manufacturers, as well as overhead such as compensation, bonuses and travel expenses of our own engineers and technicians engaged in the production process of our wireless products. Our cost of hardware also includes allowance for warranties. We accrue estimated warranty costs that we expect to incur during the warranty periods when we are required to provide free repair and replacement for defectively installed products. Our warranties generally extend for a period of 12 months to three years. Our allowance for warranties charged to cost of hardware in 2007, 2008 and 2009 amounted to 1.1%, 0.9% and 1.5% of our revenues, respectively. Our actual warranty expenditure in 2007, 2008 and 2009 was RMB10.5 million, RMB8.7 million and RMB 24.4 million (US$3.6 million), respectively.
Cost of Services. Our cost of services primarily includes overhead such as salaries and travel expenses of our own installation staff, installation materials and related expenses, and costs that we incur to hire third parties to install our wireless coverage products. Certain installation costs are deferred and charged to expenses when the relevant sales revenues are recognized.
Operating Expenses
Our operating expenses primarily consist of research and development costs, sales and distribution expenses and general and administrative expenses. The following table sets forth our operating expenses contribution by category and as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Research and development costs	56.5	22.4	70.3	19.3	59.9	8.8	18.6
Sales and distribution expenses	126.8	50.4	138.5	38.1	180.5	26.5	56.1
General and administrative expenses	68.5	27.2	127.0	35.0	81.5	11.9	25.3
Impairment of goodwill	—	—	27.6	7.6	—	—	—
Total operating expenses	251.8	100.0	363.4	100.0	321.9	47.2	100.0

Research and Development Costs. These include the remuneration of our research and development staff, depreciation and maintenance expenses for research and development equipment, raw material costs and rental costs for premises used for our research and development activities. Our research and development costs are expensed as incurred. We incur research and development costs primarily in connection with the development of base station RF products and wireless coverage products, including 3G-related products and RF technology. Our research and development costs accounted for 5.8%, 7.1% and 3.7% of our revenues in 2007, 2008 and 2009, respectively. We expect to increase our research and development costs in the future to enhance our product offerings.
Sales and Distribution Expenses. These include marketing and promotion expenses, remuneration and expenses of our sales staff, the operational expenses of our marketing offices and a portion of our freight costs. Our sales and distribution expenses accounted for 12.9%, 14.1% and 11.3% of our revenues in 2007, 2008 and 2009, respectively. We expect our sales and distribution expenses as a percentage of our revenues will continue to decrease in the near future due to the changes of our major customers’ centralized bidding and procurement policy commencing in 2007, which has caused a reduction in the number of contract bids in which we participate, that in turn lowers our sales and marketing expenses. Our current sales and marketing plans continue to focus on the PRC wireless operators. We are also expending a portion of our marketing resources, including hiring of additional marketing staff, to increase our sales of base station RF products to base station equipment manufacturers.
General and Administrative Expenses. This expense category includes the remuneration of administrative staff, daily operational expenses, depreciation of fixed assets and allowance for accounts receivable. Our general and administrative expenses accounted for 7.0%, 12.9% and 5.1% of our revenues in 2007, 2008 and 2009, respectively. We make allowance for accounts receivable to the extent that we consider the collection of such accounts receivable to be doubtful. Our bad debt expenses amounted to RMB16.2 million, RMB57.6 million and RMB11.3 million (US$1.7 million) in 2007, 2008 and 2009, respectively. The significant increase in bad debt expenses in 2008 was mainly due to the write-off of aged accounts receivable balances due from our non-operator customers. These customers experienced financial difficulties caused by a loss of market share due to changes in the procurement policies by the telecommunications operators and tightening of credit controls by PRC banks. We plan to continue to implement internal cost control and reduction measures and expect our general and administration expenses to decrease moderately as a percentage of our revenues in the future.
Impairment of Goodwill. We recognized a goodwill impairment loss of RMB27.6 million in 2008 due to the fact that the global economic downturn and other factors had adversely affected the market value of our ADSs as of the end of 2008, which value is used as a basis by us for the determination of fair value of the reporting unit used to identify and measure impairment of goodwill in accordance with the provisions of Statement of Financial Accounting Standards, or ASC 350 Intangibles-Goodwill and Other.
Interest Expense
Our interest expense primarily consists of (i) interest that we incur in bank borrowings, (ii) fees and discount charges incurred in connection with the sale of our accounts receivable, and (iii) finance charges we incur on bills financing. We incurred additional interest expense in 2008 as compared to 2007 due to increases in average interest rates and outstanding loan amounts to fund our working capital needs. Our interest expense remained relatively stable between 2008 and 2009.
Our bills financing includes bills payable and acceptance drafts issued by our financing banks in favor of our vendors and suppliers as payments for goods and services we purchase from them and bills receivable discount facilities. Our bills payable allow our vendors and suppliers to receive payments in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount outstanding under each bill payable to the bank on or prior to the stipulated presentation date. The aggregate amount of bills payable that may be outstanding to our credit from time to time is subject to the total line of credit established in our credit facility agreements with our banks. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China.
The table below sets forth the components of our interest expense for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Bank loan interest	24,345	35,186	35,156	5,150
Receivable discounting fee (1)	7,753	13,521	15,660	2,294
Financial charges on bills financing	1,192	1,763	2,990	438
Others (2)	2,057	4,374	2,960	434
Total	35,347	54,844	56,766	8,316

(1)	We receive proceeds from the sale of accounts receivable and record a receivable discounting fee. Discount on the sale of accounts receivable is recorded as interest expense in the period during which it occurs. The significant increase of receivable discounting fee in 2008 as compared to 2007 was due to expected delay in collection which would require further discounting on the sale of accounts receivable. The increase of receivable discounting fee in 2009 as compared to 2008 was due to an increase in accounts receivable sold during 2009.

(2)	Others mainly consist of bank fees.

Income Tax Expense
On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which took effect as of January 1, 2008. The new tax law and its relevant regulations also provide a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. Further, entities that qualified as ANTE under the new tax law are entitled to a preferential income tax rate of 15%. Under the new tax law, Shenzhen Lingxian, Shenzhen Kaige and Shenzhen Kaixuan are subject to the transitional tax rates of 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. In March 2009, Shenzhen GrenTech obtained the ANTE certificate entitling it to a preferential income tax rate of 15% under the new tax law retroactively from January 1, 2008 to December 31, 2010. Thereafter, Shenzhen GrenTech will be subject to an income tax rate of 24% for 2011 and 25% from 2012 onwards unless it can requalify as an ANTE in 2011 or thereafter. Shenzhen GrenTech RF was established after March 16, 2007 and therefore is subject to income tax at a rate of 25% beginning on January 1, 2008. For more details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—If we lose certain government tax concessions, our profitability may be materially and adversely affected” .
Noncontrolling interest
Noncontrolling interest represents the portion of our income or loss that is attributable to the noncontrolling interest in our consolidated subsidiaries during the year. These subsidiaries include Shenzhen Lingxian and Lake Microwave. In December 2008, we divested Lake Microwave. The terms of the divestiture were negotiated on an arms’ length basis and approved by our independent directors. The transfer of the equity interest in Lake Microwave was completed in December 2008. For details, please refer to “Item 4. Information on the Company.”
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
Revenue Recognition. We derive revenue from the provision of wireless coverage products and installation services, and, to a lesser extent, the sale of base station RF products. We recognize revenue when we consider the following criteria met:
•	the risk and rewards are transferred;

•	delivery has occurred;

•	persuasive evidence of an arrangement exists;

•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the product sale.
For equipment sales, we recognize revenue when delivery has occurred and the customer has signed a sale and purchase contract with us and issued an acceptance document (delivery or completion certificate), which indicates the customer’s acceptance of the equipment delivered. For installation services, we recognize revenue when the installation has been completed, the customer has signed a contract with us and issued a preliminary inspection certificate. For our bundled sale contracts, the equipment sales and the provision of installation services are accounted for as separate accounting units. The bundled sale contract consideration is allocated to each deliverable in the arrangement based on their relative fair values. Revenue attributable to the sale of equipment element is recognized when the revenue recognition criteria for equipment sales specified above are met. Revenue attributable to the installation service element of the contract is recognized when the revenue recognition criteria for the provision of installation services specified above are met. We generally use our contracts to determine the existence of an arrangement. Our sale and purchase contracts are generally fixed-fee arrangements although they permit our customers to settle the contract sum in installments upon occurrence of various payment events. We assess collectibility based primarily on the creditworthiness of the customer as determined by our credit checks and analysis as well as by the customer’s payment history.

When we recognize our revenues from the sale of wireless coverage products and installation services, we also deduct an estimated settlement discount that we expect to be utilized by our customers in the future to encourage prompt payment. The settlement discount is based on our past billing and collection experience with our customers and our negotiation with customers. We determine such discount separately on a contract by contract basis. If actual settlement discounts made differ from our estimates, an additional provision or write back is made upon settlement. We wrote back RMB4.3 million in settlement discounts in 2007. We made provisions for settlement discounts of RMB13.8 million and RMB 55.5 million (US$8.1 million) in 2008 and 2009, respectively, in order to accelerate the collection of account receivables which may be affected by the telecommunication industry restructuring in 2008. The following table sets forth an analysis of the settlement discount accounts for 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Balance at beginning of year	14,982	10,657	24,425	3,578
(Reversal)/provided during the year	(4,325)	13,768	55,500	8,131
Amount utilized	—	—	(26,301)	(3,853)
Balance at end of year	10,657	24,425	53,624	7,856
Allowance for Doubtful Accounts. Our wireless coverage customers pay by installments, creating long accounts receivable cycles. We provide for an allowance for doubtful accounts based on our best estimate of the amount of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by taking into account factors such as historical experience, age of the accounts receivable balances and economic conditions. As of December 31, 2009, our allowance for doubtful accounts amounted to RMB36.6 million (US$5.4 million), which was mainly related to certain aged individual account receivables due from operator customers, and our collection cost may outweigh the aggregate amount of those outstanding account receivables. In addition, we wrote off RMB43.6 million in doubtful accounts in 2008, which was mainly related to aged receivable balances due from certain customers who experienced financial difficulties caused by a loss of market share due to changes in the procurement policies by major telecommunications operators and tightening of credit controls by PRC banks. The following table sets forth an analysis of the allowance for doubtful accounts for 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Balance at beginning of year	6,177	22,354	25,323	3,710
Derecognized on disposal of subsidiaries	—	(11,017)	—	—
Bad debt expense	16,177	57,574	11,916	1,746
Written back during the year	—	—	(653)	(96)
Written off during the year	—	(43,588)	—	—
Balance at end of year	22,354	25,323	36,586	5,360
Inventories. Our inventories comprise raw materials, work in progress and finished goods. We state our inventories at the lower of cost or market value. We determine the cost of our inventories by using the weighted average cost method. Cost of work in progress and finished goods consists of direct materials, direct production cost and a proportional allocation of our production overhead. We determine the net realizable value of our inventories on the basis of anticipated sales proceeds less estimated selling expenses. At each balance sheet date, we identify inventories that are worth less than cost and write them down to their net realizable value and the difference is charged to our cost of revenues of that year. The amounts of write-down of inventories to net realizable value as of December 31, 2007, 2008 and 2009 were RMB0.7 million, RMB42.2 million and RMB58.2 million (US$8.5 million), respectively. The write-off of inventory in the amount of RMB42.0 million and RMB16.1 million (US$2.4 million) in 2008 and 2009, respectively, was mainly related to inventories that are no longer suitable for future network construction due to rapid advancement in wireless coverage technology and the rollout of large-scale 3G network construction.
Finished goods make up the majority of our inventories. Our high level of finished goods is primarily the result of the way we recognize our revenues from our provision of wireless coverage products and services. Our revenue recognition policy requires us to expense our finished goods in inventory at the point when the sale of products has been recognized as revenue. A considerable portion of our finished goods represents wireless equipment products delivered to customers’ sites which have not been accepted by the customers. Also included in finished good are deferred installation costs related to costs incurred for installation of wireless coverage products for which the related preliminary inspection certificates have not been issued at the respective balance sheet dates. We deliver our finished goods to our customers’ sites in accordance with successful bids and project designs approved by our customers. Finished goods delivered to customers’ sites which have not been accepted by the customers and deferred installation costs amounted to RMB187.7 million, RMB187.0 million and RMB398.2 million (US$58.3 million) as of December 31, 2007, 2008 and 2009, respectively. You should read “Business—Our Wireless Coverage Products and Services—Our Sales Cycle” for additional information and analysis on our bidding and contracting practice. In addition, we control our installation costs by entering into fixed-price contracts with our installation contractors for wireless coverage products.

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
In accordance with ASC 350 Intangibles-Goodwill and Other, we use our market capitalization as a basis for determination of fair value of the reporting unit. Adjustments to market capitalization are made with consideration of factors such as control premium of our shares, volatility and transaction volume of our share price. These adjustments requires significant judgment and may affect our conclusion on whether or not an impairment charge should be recognized.
We performed goodwill impairment testing annually and determined that our fair value of the reporting unit exceeded our net book value as of December 31, 2007. In 2008, the economic downturn has adversely affected our market capitalization. Based on the step two of our impairment test performed, we determined that our goodwill of RMB27.6 million was fully impaired. Accordingly, we recognized impairment loss of goodwill amounting to RMB27.6 million in 2008.

Results of Operations
The following table sets forth our results of operations as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(%)	(%)	(%)
Revenues	100.0	100.0	100.0
Cost of revenues	(62.4)	(76.3)	(76.4)
Gross profit	37.6	23.7	23.6
Other revenue	—	—	0.2
Operating expenses:
Research and development costs	(5.8)	(7.1)	(3.7)
Sales and distribution expenses	(12.9)	(14.1)	(11.3)
General and administrative expenses	(7.0)	(12.9)	(5.1)
Impairment of goodwill	—	(2.8)	—
Total operating expenses	(25.7)	(36.9)	(20.1)
Operating income/(loss)	11.9	(13.2)	3.7
Other (expense)/income:
Interest income	2.3	3.2	2.6
Interest expense	(3.6)	(5.6)	(3.5)
Investment income	—	0.5	—
Foreign currency exchange loss	(1.9)	(1.1)	—
Grant income	0.7	1.5	0.4
Total other expense	(2.5)	(1.4)	(0.5)
Income/(loss) before income tax expense	9.4	(14.6)	3.2
Income tax expense	(1.1)	(0.3)	(1.2)
Net income/(loss)	8.3	(14.9)	2.0
Net loss attributable to noncontrolling interests	0.1	0.1	—
Net income/(loss) attributable to the equity shareholders of GrenTech	8.4	(14.8)	2.0
2009 compared to 2008
Revenues. Our revenues increased by RMB618.2 million, or 62.8%, to RMB1.6 billion (US$234.8 million) in 2009 from RMB984.7 million in 2008. The overall increase in 2009 was primarily attributable to increased investment and expenditure in large-scale network construction, in particular 3G networks, by the three principal Chinese telecommunications operators in 2009 primarily as a result of the issuance of 3G licenses to these operators in January 2009. Our sales of wireless coverage products increased by RMB282.9 million, or 56.7%, to RMB781.9 million (US$114.5 million) in 2009 from RMB499.0 million in 2008, and our sales of installation services increased by RMB191.6 million, or 68.9%, to RMB469.5 million (US$68.8 million) in 2009 from RMB277.9 million in 2008, primarily due to 3G network deployment by the three principal telecommunications operators in China which increased customer demand, as well as our expansion of product portfolio and services. In addition, our sales of base station RF products increased by RMB185.4 million, or 83.7%, to RMB407.0 million (US$59.6 million) in 2009 from RMB221.6 million in 2008, primarily due to 3G network construction by the three principal telecommunications operator in China which increased procurement demand from domestic base station equipment manufacturers, as well as our successful bids from various original equipment manufacturers and increased demand from overseas base station equipment manufacturers.
Cost of Revenues. Cost of revenues increased by RMB472.6 million, or 62.9%, to RMB1.2 billion (US$179.3 million) in 2009 from RMB751.4 million in 2008, compared to an increase of 62.8% in our overall revenues. The increase in cost of revenues was in line with the increase in our revenues in 2009.
Gross Profit. As a result of the foregoing, gross profit increased by RMB145.7 million, or 62.4%, to RMB379.0 million (US$8.8 million) in 2009 from RMB233.3 million in 2008. Gross profit margin was 23.6% and 23.7% in 2009 and 2008, respectively.
Research and Development Costs. Our research and development costs decreased by RMB10.3 million, or 14.7%, to RMB59.9 million (US$8.8 million) in 2009 from RMB70.2 million in 2008. The decrease was mainly due to our relatively stable pipeline of research and development projects in 2009 and the enhancement of our research and development efficiency and effectiveness in 2009. Research and development costs accounted for 3.7% of total revenues in 2009, as compared to 7.1% in 2008.
Sales and Distribution Expenses. Sales and distribution expenses increased by RMB42.0 million, or 30.3%, to RMB180.5 million (US$26.4 million) in 2009 from RMB138.5 million in 2008. The increase was primarily attributable to an increase in sales activities and distribution expenses driven by higher sales volume. Sales and distribution expenses accounted for 11.3% of total revenue in 2009, as compared to 14.1% in 2008.

General and Administrative Expenses. General and administrative expenses decreased by RMB45.5 million, or 35.8%, to RMB81.5 million (US$11.9 million) in 2009 from RMB127.0 million in 2008. The decrease was mainly due to a reduction in bad debt expense of RMB45.7 million in 2009 and the implementation of our internal cost control and reduction measures. In addition, we had significant bad debt expense in 2008 mainly due to the write-off of aged accounts receivable balances due from our non-operator customers. These customers experienced financial difficulties caused by a loss of market share due to changes in the procurement policies by the telecommunications operators and tightening of credit controls by PRC banks. General and administrative expenses accounted for 5.1% of total revenue in 2009, as compared to 12.9% in 2008.
Impairment of Goodwill. We recognized an impairment of goodwill of RMB27.6 million in 2008. No impairment of goodwill was recognized in 2009. This impairment resulted from the fact that the global economic downturn and other factors had adversely affected the market value of our ADSs as of the end of 2008, which value is used as a basis by us for the determination of fair value of the reporting unit used to identify and measure impairment of goodwill in accordance with the provisions of ASC 350 Intangibles-Goodwill and Other.
Operating Income. As a result of the foregoing, we had an operating income of RMB60.4 million (US$8.8 million) in 2009 compared to operating loss of RMB130.1 million in 2008.
Other Income/Expenses. Our interest income increased to RMB41.0 million (US$6.0 million) in 2009 from RMB31.3 million in 2008 primarily due to the amortization of discounted income from prior years’ accounts receivable. Our interest expense increased to RMB56.8 million (US$8.3 million) in 2009 from RMB54.8 million in 2008 primarily resulting from increased bank loan balances, the impact of which was partially offset by the decrease in average borrowing rate. We did not have investment income in 2009. Our investment income of RMB4.9 million in 2008 was mainly due to gain recognized from the disposal of Lake Communication and Lake Microwave. We also reported a foreign currency exchange loss of RMB0.2 million (US$0.03 million) in 2009 compared to RMB10.4 million in 2008 primarily due to a decrease in foreign currency deposits and the relatively stable exchange rate of RMB to U.S. dollar in 2009. Grant income decreased to RMB6.3 million (US$0.9 million) in 2009 from RMB15.2 million in 2008, which was caused by fewer projects for which we received government grants in 2009 compared to 2008.
Income Tax Expense. In 2009, we recognized an income tax expense of RMB18.1 million (US$2.6 million) as compared to RMB3.2 million in 2008. Our income tax expense increased by RMB14.9 million from 2008 to 2009 mainly due to the fact that we were in a net income position in 2009 as compared to a net loss position in 2008.
Noncontrolling interest. Noncontrolling interest was RMB0.01 million (US$2,000) in 2009, as compared to RMB0.8 million in 2008.
Net Income. As a result of the foregoing, we had a net income of RMB32.7 million (US$4.8 million) in 2009 compared to a net loss of RMB146.4 million in 2008.
2008 compared to 2007
Revenues. Our revenues increased slightly by RMB5.4 million to RMB984.7 million in 2008 from RMB979.3 million in 2007. The increase in 2008 was primarily attributable to increased sales of installation services of wireless coverage products and base station RF products caused by the telecommunications operators’ spending growth following the completion of the industry restructuring in the fourth quarter of 2008. The China Telecom group commenced CDMA equipment bidding immediately after its restructuring plan was announced, and the China Mobile group commenced the bidding process for its TD-SCDMA phase II network construction during the same time. Moreover, accelerated network expansion led to increased base station equipment demand by customers and thus increased our sales to domestic base station equipment manufacturers. Our sales of installation services of wireless coverage products in 2008 increased by RMB54.4 million, or 24.3%, to RMB277.9 million in 2008 from RMB223.5 million in 2007. In addition, our sales of base station RF products in 2008 increased by RMB48.1 million, or 27.7%, to RMB221.6 million in 2008 from RMB173.5 million in 2007. Our overall revenue growth in 2008 was partially offset by a decrease in sales of wireless coverage products by RMB76.3 million, or 13.2%, from RMB575.3 million in 2007 to RMB499.0 million in 2008. This decrease was primarily due to the disruption of network construction projects during the 2008 Beijing Olympic Games and the operator restructuring process. Also, the fact that we increased our focus on obtaining higher margin orders also caused a decrease in our fourth quarter sales volume in the wireless coverage business.
Cost of Revenues. Cost of revenues increased by RMB140.0 million, or 22.9%, to RMB751.4 million in 2008 from RMB611.4 million in 2007, compared to an increase of 0.6% in our overall revenues. The increase in cost of revenues was primarily attributable to increased overall sales volume in 2008. In addition, the management made a write-off of RMB42.0 million for inventory in 2008, which was charged to cost of revenues.
Gross Profit. As a result of the foregoing, gross profit decreased by 36.6% from RMB367.9 million in 2007 to RMB233.3 million in 2008. Gross profit margin in 2008 decreased to 23.7% from 37.6% in 2007, primarily reflecting an increasing percentage of lower-margin products such as PHS products and base station RF products in our overall product offerings and declining average selling prices of our wireless coverage equipment.

Research and Development Costs. Our research and development costs increased by RMB13.7 million, or 24.3%, to RMB70.2 million in 2008 from RMB56.5 million in 2007, principally reflecting our recent development initiatives for base station models and 3G wireless coverage products. In 2008, we filed a total of 235 technology and product patent applications in China. To date, we have developed a number of TD-SCDMA and WCDMA trunk amplifiers and repeaters, and commenced bulk supply of radio remote unit (RRU) products to one of our key domestic base station equipment manufacturers. In the base station RF products line, we developed base station RF products for two leading global base station equipment manufacturers, and commenced trial supply for one of them. Research and development costs accounted for 7.1% of total revenue in 2008, compared to 5.8% in 2007.
Sales and Distribution Expenses. Sales and distribution expenses increased by RMB11.7 million, or 9.2%, to RMB138.5 million in 2008 from RMB126.8 million in 2007. The increase was primarily attributable to increased wireless coverage business travel and communications expenses as telecommunications operators revitalized investments in the fourth quarter of 2008. Sales and distribution expenses accounted for 14.1% of total revenue in 2008, as compared to 12.9% in 2007.
General and Administrative Expenses. General and administrative expenses increased by RMB58.5 million, or 85.4%, to RMB127.0 million in 2008 from RMB68.5 million in 2007. The increase in general and administrative expenses was primarily attributable to the write-off of RMB43.6 million of bad debt incurred from wireless equipment sales to non-operators. In addition, costs related to stock option issuances and expenses associated with our Sarbanes-Oxley compliance measures added a total of RMB6.4 million to the general and administrative expenses. General and administrative expenses accounted for 12.9% of total revenue in 2008, as compared to 7.0% in 2007.
Impairment of Goodwill. We recognized an impairment of goodwill of RMB27.6 million in 2008. No impairment of goodwill was recognized in 2007. This impairment resulted from the fact that the global economic downturn and other factors had adversely affected the market value of our ADSs as of the end of 2008, which value is used as a basis by us for the determination of fair value of the reporting unit used to identify and measure impairment of goodwill in accordance with the provisions of ASC 350 Intangibles-Goodwill and Other.
Operating Loss. As a result of the foregoing, we had an operating loss of RMB130.1 million in 2008 compared to operating income of RMB116.0 million in 2007.
Other Income/Expenses. Our interest income increased to RMB31.3 million in 2008 from RMB22.3 million in 2007 primarily due to the amortization of discounted income from prior years’ accounts receivable. Our interest expense increased to RMB54.8 million in 2008 from RMB35.3 million in 2007 primarily resulting from increased average bank loan balances and an increase in the effective interest rate. Our investment income increased by RMB4.6 million from RMB0.3 million in 2007 to RMB4.9 million in 2008 mainly due to the proceeds received from the divestiture of Lake Communication and Lake Microwave. We also reported a foreign currency exchange loss of RMB10.4 million in 2008 compared to RMB18.8 million in 2007 primarily due to a decrease in foreign currency deposits and the appreciation of the RMB to U.S. dollar in 2008. Grant income increased to RMB15.2 million in 2008 from RMB7.4 million in 2007, which was caused by additional projects for which we received government grants in 2008 compared to 2007.
Income Tax Expense. In 2008, we recognized an income tax expense of RMB3.2 million as compared to RMB10.3 million in 2007. Our income tax expense decreased by RMB7.1 million from 2008 to 2007 mainly due to the fact that we incurred a net loss in 2008.
Noncontrolling interest. Noncontrolling interest was RMB0.8 million in 2008, as compared to RMB1.0 million in 2007.
Net Loss. As a result of the foregoing, we had a net loss of RMB146.4 million in 2008 compared to a net income of RMB82.5 million in 2007.
Liquidity and Capital Resources
In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our sales in any given year may not be sufficient to fully meet our operating cash requirements in that year. We anticipate that our operations may continue to encounter such timing differences in cash flows in the near term. We used and will continue to use available financing means, including bank loans and receivable selling arrangements, to provide sufficient cash inflows to balance such timing differences in our cash flows. We believe that we maintain a good relationship with our major lending banks, and the limits of our bank borrowing facilities have been raised by the lending banks from time to time. We do not expect any difficulty in obtaining bank borrowing facilities to provide cash inflows to balance these timing differences in our cash flows. We also anticipate that near-term working capital and other capital requirements will increase due to our increased sales activities, increased research and development efforts related primarily to 3G products as well as base station RF products. We anticipate meeting such increase in our near-term working capital and other capital requirements primarily through our internally generated cash and financing means available to us, including short-term bank loans and sales of accounts receivable.

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
As of December 31, 2009, we had available undrawn bank borrowing facilities in the aggregate of RMB148.5 million (US$21.8 million), unutilized bill payables facilities in the aggregate of RMB93.5 million (US$13.7 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB154.4 million (US$22.6 million). Utilization of the unutilized bill payables facilities and accounts receivable selling arrangements requires pledges of bank deposits in an amount equal to 20%-40% and 10% to 20%, respectively, of the amount to be utilized.
In the event that we may be required to raise additional funds to meet any currently unanticipated working capital or capital expenditure requirements, we expect to rely on the same sources of funding, together with capital markets financings.
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash (used in)/provided by operating activities	(120,228)	5,056	90,731	13,292
Net cash (used in)/provided by investing activities	(294,437)	28,113	(45,338)	(6,642)
Net cash provided by/(used in) financing activities	272,619	(52,085)	130,919	19,180
Cash and cash equivalents at the end of year	316,778	293,353	469,454	68,775
Net cash of RMB90.7 million (US$13.3 million) was provided by operating activities in 2009, as compared to net cash provided by operating activities of RMB5.1 million in 2008 and net cash used in operating activities of RMB120.2 million in 2007. The improvement in operating cash flow in 2009 was mainly due to our improved collections of accounts receivable. Accounts receivables increased by RMB64.9 million (US$9.5 million) in 2009, nevertheless, the repayments from our customers in 2009 increased by RMB763.5 million (US$111.9 million), or 71.4%, as compared to 2008, resulting in an improved operating cash flow position.
Net cash of RMB45.3 million (US$6.6 million) was used in investing activities in 2009, as compare to net cash provided by investing activities of RMB28.1 million in 2008 and net cash used in investing activities of RMB294.4 million in 2007. The net cash outflow from investing activities in 2009 was due to capital expenditure of RMB64.7 million (US$9.5 million) related to the purchase of property, plant and equipment which was offset in part by a decrease of RMB19.3 million (US$2.8 million) in the amount of pledged time deposits.
Net cash of RMB130.9 million (US$19.2 million) was provided by financing activities in 2009, as compare to net cash used in financing activities of RMB52.1 million in 2008 and net cash provided by financing activities of RMB272.6 million in 2007. The improvement in financing cash flow in 2009 was mainly due to an increase of RMB140.0 million (US$20.5 million) in short-term bank loans in 2009.
Accounts Receivable and Receivable Selling
We generally begin working on a wireless coverage project upon winning a bid but before the signing of a formal contract. Our sale and purchase contracts generally permit our customers to pay their purchase price in installments upon the occurrence of stipulated payment events, such as the issuance of delivery or completion certificate, preliminary inspection, final inspection and/or the expiration of our warranty period under the sale and purchase contract. To the extent revenue recognized under a contract is not yet paid, we record it as an account receivable, net of any accounts receivable we sold to third parties. As a result, a long accounts receivable cycle results from the length of time between our recognition of revenues and the occurrence of various payment events. The period between each payment installment varies and typically ranges from six months to three years and the portion of the purchase price in each installment also varies.

The following table describes the concentration of our gross accounts receivable by customers and as a percentage of our gross accounts receivable balance as of December 31, 2009:

	As of December 31, 2009
	(RMB)	(US$)	(%)
	(in millions, except for percentages)
China Unicom group	503.4	73.8	37.3
China Mobile group	431.7	63.2	32.0
China Telecom group	190.0	27.8	14.1
Others	225.4	33.0	16.6
Total	1,350.5	197.8	100
The following table sets forth an aging analysis for our gross accounts receivable balances, determined from the time that the revenue is recognized, as of the dates indicated.

	As of December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Less than one year	831.1	63.1	571.9	45.8	773.9	113.4	57.3
Between one to two years	275.4	20.8	392.1	31.4	232.4	34.0	17.2
Between two to three years	153.8	11.7	184.4	14.8	236.7	34.7	17.5
Over three years	57.6	4.4	100.8	8.0	107.5	15.7	8.0
Total	1,317.9	100.0	1,249.2	100.0	1,350.5	197.8	100.0
The following table sets forth the classification of our gross accounts receivable balances into two categories, contractually due and non-contractually due, determined from due date of the installment payment:

	As of December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Contractually due	505.3	38.3	632.1	50.6	622.2	91.1	46.1
Non-contractually due	812.6	61.7	617.1	49.4	728.3	106.7	53.9
Total	1,317.9	100.0	1,249.2	100.0	1,350.5	197.8	100.0
To the extent revenues recognized under a contract are not yet paid, they are recorded as accounts receivable in our balance sheet, net of amounts sold to third parties. Out of our gross accounts receivable of RMB1,317.9 million, RMB1,249.2 million and RMB1,350.5 million (US$197.8 million) outstanding as of December 31, 2007, 2008 and 2009, respectively, RMB505.3 million, RMB632.1 million and RMB622.2 million (US$91.1 million), or 38.3%, 50.6% and 46.1% of our gross accounts receivable, represented gross accounts receivable that had passed the contractual payment dates in the respective periods and were subject to payment by our customers. In 2008, gross accounts receivable that had passed the contractual payment dates increased significantly due to the fact that the payment obligation of many projects were triggered in the fourth quarter of 2008. However, our customers required a period of time to approve payments, which resulted in a significant increase in our accounts receivable. Our gross accounts receivable that had not passed the relevant payment events represented 61.7%, 49.4% and 53.9% of our gross accounts receivable outstanding as of December 31, 2007, 2008 and 2009, respectively.
We calculate our accounts receivable turnover days as the average beginning and ending accounts receivable balance for the year, divided by revenues during the year, multiplied by 360. Our accounts receivable turnover days are long in absolute terms, approximately 427 days, 469 days and 292 days for 2007, 2008 and 2009, respectively. We believe that they are typical of industry standards with respect to wireless coverage projects in the PRC market. During the early stages of our company, we were restrained from aggressive collection efforts in order to remain competitive with the incumbents in the market. Since the beginning of 2004, however, we have taken measures, including expansion of our sales team, to facilitate our accounts receivable collection process. In particular, in 2009, as a result of the enhancement of our accounts receivable collection efforts, our accounts receivable turnover days decreased by 177 days to 292 days in 2009 from 469 days in 2008. However, it is uncertain whether such enhancement will continue to reduce our accounts receivable turnover days or we will be able to maintain our shortened collection cycle in future periods or if there will be any other factors beyond our control that will continue to lengthen our accounts receivable cycles or collection periods.
Within our sales team, we have also established monitoring procedures on our accounts receivable. Compensation of sales personnel has also been linked to collection efforts, with strong collection efforts rewarded and poor collection efforts penalized. As a result of our enhanced collection efforts, our customers settled RMB591.5 million, RMB944.7 million and RMB1,447.1 million (US$212.0 million) in accounts receivable due to us in 2007, 2008 and 2009, respectively.
Based on our major customers’ centralized procurement policies implemented commencing in 2007, under which contractual payment terms are generally more favorable to us than before, the amounts of first installment we receive are typically higher than those collected before the adoption of such centralized procurement policies. As a result, our accounts receivable cycle may be shortened in the future.

As a measure to further reduce our level of accounts receivable and to alleviate the associated risks, we have sold some of our accounts receivable to PRC domestic banks in China. We expect to continue to sell our accounts receivable in the future at terms acceptable to us to meet our working capital needs and to improve our liquidity. As of December 31, 2009, we had accounts receivable selling facilities in the aggregate amount of RMB154.4 million (US$22.6 million) that were committed but not yet utilized.
In June 2004, we entered into our first limited recourse receivable selling agreement with an independent PRC domestic bank for the sale of our accounts receivable. Subsequently, we entered into additional limited-recourse receivable selling agreements with other independent PRC domestic banks. Most of these agreements have a term of no more than one year. Pursuant to these limited recourse receivable selling agreements, we agree to use our reasonable efforts to persuade our customers to settle the accounts receivable we sold to these banks. In addition, we are responsible for servicing the accounts receivable sold until the maturity of these accounts receivable, which in general is 12 months from their sale under the receivable selling agreements. We are also required to place with the banks a pledged time deposit in an amount of not less than 10% of the accounts receivable sold as security for payment of the relevant accounts receivable by our customers. The banks are entitled to offset from our pledged time deposits up to 10% to 20% of any uncollectible accounts receivable that we sold to the banks. The banks would release any balance of our pledged time deposits to us upon expiration of the receivable selling agreement or upon settlement of the accounts receivable that we sold to the banks. For accounts receivable sold under these receivable selling agreements, we are required to pay discount charges, commission fees or interest calculated on a monthly basis and a one-time handling or service fee. The monthly discount charges represent the interest calculated on a daily basis in respect of the balance of accounts receivable we sold to the banks by reference to the base rate published by the People’s Bank of China, the PRC central bank, on the date of the receivable selling agreement. The one-time handling or service fees range from 0.4% to 1% of the amount of accounts receivable that we sold to the banks. The banks did not encounter any significant default in repayments by customers on the account receivables that we sold to the banks in the past few years.
Inventories
Our inventories comprise raw materials, work in progress and finished goods. Finished goods make up the majority of our inventories. Our high level of finished goods results primarily from the way we recognize revenues from the provision of wireless coverage products and services. Because we recognize our revenues only after satisfaction of relevant revenue recognition criteria, such as signing of sale and purchase contracts and issuance of certificates indicating customer acceptance of the products or services, we do not expense our finished goods in our inventory until we recognize the relevant revenues. Our work in progress inventory is generally minimal as we typically have a short production lead time. We use raw materials primarily in the production of our wireless coverage products and base station RF products. We manage raw materials according to our production plan. Our inventories remained relatively stable between 2007 and 2008, and increased from RMB520.6 million in 2008 to RMB771.2 million (US$113.0 million) in 2009 which was in line with our increase in revenue.
The following table sets forth an inventory balance breakdown by category as of the dates indicated:

	As of December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Raw materials	137,723	163,589	205,608	30,122
Work in progress	14,014	15,539	8,055	1,180
Finished goods	390,357	341,491	557,573	81,685

Total	542,094	520,619	771,236	112,987

A considerable portion of our finished goods represents wireless equipment products delivered to customers’ sites which have not been accepted by the customers and related deferred installation costs. Finished goods delivered to customers’ sites which have not been accepted by the customers and deferred installation costs amounted to RMB187.7 million, RMB187.0 million and RMB398.2 million (US$58.3 million) as of December 31, 2007, 2008 and 2009, respectively.
The following table shows the aging analysis of our inventory by major category as of December 31, 2009:

	Finished goods			Work in progress			Raw materials			Total
	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)
	(in thousands, except for percentages)
Age
Less than one year	526,938	77,197	94.5	8,055	1,180	100.0	205,608	30,122	100.0	740,601	108,499	96.0
One to two years	30,635	4,488	5.5	—	—	—	—	—	—	30,635	4,488	4.0
Over two years	—	—	—	—	—	—	—	—	—	—	—	—
Total	557,573	81,685	100.0	8,055	1,180	100.0	205,608	30,122	100.0	771,236	112,987	100.0

Borrowings
As of December 31, 2009, we had total short-term credit facilities of RMB1.0 billion (US$146.5 million) from eight domestic banks, of which we had drawn RMB585.0 million (US$85.7 million) in bank loans and RMB220.3 million (US$32.3 million) in bills payable. As of December 31, 2009, we had an aggregate of RMB110.0 million (US$16.1 million) in long-term bank loans outstanding. As of December 31, 2009, we had available undrawn bank-committed facilities in the aggregate of RMB242.0 million (US$35.5 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB154.4 million (US$22.6 million). Our bills payable allow our vendors and suppliers to receive payment in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount under each bill payable to the bank on or prior to the stipulated presentation date. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China. The weighted average interest rate for our bank borrowings was 5.27% as of December 31, 2009. Of the total outstanding amount of RMB585.0 million (US$85.7 million) drawn in bank loans under these facilities, RMB305.0 million (US$44.7 million) was unsecured and RMB280.0 million (US$41.0 million) was secured by a pledge of part of our bank deposits and accounts receivable and the land use right of a parcel of land we own. The total outstanding amount of RMB220.3 million (US$32.3 million) used in bills payable under these facilities was secured by RMB50.9 million (US$7.5million) as pledged time deposits.
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
Under the terms of one of our short-term loan agreements, we are required to maintain certain financial ratios and minimum amount of consolidated net worth. We have been in compliance with these covenants and do not expect that these covenants will limit our ability to finance our working capital.
Capital Expenditure and Contractual Commitments
Our capital expenditure consists of purchases of property, plant and equipment, such as equipment and machinery, motor vehicles and office equipment. In 2007, 2008 and 2009, our capital expenditure was RMB269.0 million, RMB100.1 million and RMB64.7 million (US$9.5 million), respectively. Our capital expenditure in 2007 and 2008 primarily consisted of expenditure incurred on the construction of Guoren Building and the significant decrease in capital expenditure in 2008 was primarily due to the decreased expenditure on construction of Guoren Building, which was substantially completed in 2007. Our capital expenditures have been and are expected to be funded by our internally generated cash and financing means available to us.
The following table sets forth our obligations and commitments to make future payments under contracts and commitments as of December 31, 2009:

	As of December 31, 2009
	Payment Due by Period
	Total		Less than 1 Year		1-3 Years		After 3 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Short-term bank loans	585.0	85.7	585.0	85.7	—	—	—	—
Long-term debt	152.2	22.3	28.1	4.1	52.1	7.6	72.0	10.6
Bills payable	220.3	32.3	220.3	32.3	—	—	—	—
Operating lease commitments	5.9	0.9	5.2	0.8	0.7	0.1	—	—
Other capital commitments	1.2	0.2	1.2	0.2	—	—	—	—
Unrecognized income tax benefit	69.7	10.2	69.7	10.2	—	—	—	—
Total contractual obligations	1,034.3	151.6	909.5	133.3	52.8	7.7	72.0	10.6

Off-Balance Sheet Arrangements and Contingent Liabilities
As of December 31, 2009, our accounts receivable sold to banks but not yet settled by our customers amounted to RMB318.5 million (US$46.8 million). We were subject to a limited recourse obligation for these accounts receivable pursuant to which we pledged to the banks deposits of 10% to 20% of the accounts receivable sold as guarantee for payment by our customers. As of December 31, 2009, these pledged deposits amounted to RMB33.2 million (US$4.9 million).
As of December 31, 2009, our commitments under operating leases for operating premises amounted to RMB5.9 million (US$0.9 million), of which RMB5.2 million, RMB0.6 million and RMB0.1 million is due for payment in 2010, 2011 and 2012, respectively.
As of December 31, 2009, our commitments for future purchase of property, plant and equipment amounted to RMB1.2 million (US$0.2 million), which is predominately related to the purchase of additional machinery and equipment for our production.
As of December 31, 2008, Shenzhen GrenTech provided guarantees for bank loans amounting to RMB22.3 million and RMB12.0 million to Lake Communication and Lake Microwave, respectively. These guarantees were entered into in October 2006 which was prior to the disposition of the equity interest in the Lake Communication and Lake Microwave. These guarantees expired in August 2009 and September 2009 respectively.
We do not have any other off-balance sheet guarantees, any other outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
Inflation
Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8% in 2007, 5.9% in 2008 and -0.7% in 2009.
Quantitative and Qualitative Disclosure about Market Risk
Foreign Exchange Risk. Virtually all of our revenues and expenses are denominated in Renminbi. However, we have U.S. dollar cash deposits (including a portion of the proceeds from our initial public offering) which amounted to US$3.1 million as of December 31, 2009. Any appreciation in Renminbi exchange rate against U.S. dollars would result in a foreign exchange loss to us. For the year ended December 31, 2009, we recorded a foreign exchange loss of RMB0.2 million (US$0.03 million) predominately related to such U.S. dollar bank deposits.
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
Corporate Structure
We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur, financing we may need for operations other than through our PRC subsidiaries and the payment of dividends by us. Under the PRC laws, Shenzhen GrenTech, as a wholly foreign-owned enterprise, and Shenzhen Lingxian, Shenzhen GrenTech RF, Shenzhen Kaige and Shenzhen Kaixuan, as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Any limitation on the payment of dividends by our PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses, as discussed in “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.” In addition, any dividends we pay to our shareholders may be subject to a 10% withholding income tax. For further details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008”.
Taxation
Our company was incorporated in the Cayman Islands and is not subject to tax on income or capital gain under the current laws of the Cayman Islands. GrenTech BVI was incorporated in the British Virgin Islands and is not subject to tax on income or capital gain under the current laws of the British Virgin Islands.
Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. However, Shenzhen GrenTech, Shenzhen Lingxian, Shenzhen Kaige, Shenzhen Kaixuan and Shenzhen GrenTech RF were established in the Shenzhen Special Economic Zone and were entitled to the preferential income tax rate of 15%. Furthermore, Shenzhen GrenTech and Shenzhen Lingxian were granted an additional 50% relief from the preferential income tax rate of 15% and were subject to a reduced income tax rate of 7.5% for 2007.
On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which took effect as of January 1, 2008. The new tax law and its relevant regulations also provide a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. Further, entities that qualified as “Advance and New Technology Enterprises” (“ANTE”) under the new tax law are entitled to a preferential income tax rate of 15%. Under the new tax law, Shenzhen Lingxian, Shenzhen Kaige and Shenzhen Kaixuan are subject to the transitional tax rates of 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. In March 2009, Shenzhen GrenTech obtained the ANTE certificate entitling it to a preferential income tax rate of 15% under the new tax law retroactively from January 1, 2008 to December 31, 2010. Thereafter, Shenzhen GrenTech will be subject to an income tax rate of 24% for 2011 and 25% from 2012 onwards unless it can requalify as an ANTE in 2011 or thereafter. Shenzhen GrenTech RF was established after March 16, 2007 and therefore is subject to income tax at a rate of 25% beginning on January 1, 2008.
Recent Accounting Pronouncements
FASB ASC Subtopic 810-10 Noncontrolling Interest
On January 1, 2009, our company adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, included in FASB ASC Subtopic 810-10, Consolidations — Overall (“ASC Subtopic 810-10”), which requires certain changes to the presentation of the financial statements. This amendment requires noncontrolling interest (previously referred to as “minority interest”) to be reclassified to equity in the in the consolidated balance sheets and consolidated net income to be adjusted to include the net income attributable to the noncontrolling interest in the consolidated statements of operations. The presentation and disclosure requirements of ASC Subtopic 810-10 are applied retrospectively. Other than the change in presentation of noncontrolling interest, the adoption of ASC Subtopic 810-10 had no impact on our financial condition, results of operations or cash flows.
FASB ASC Subtopic 605-25 (Emerging Issues Task Force Issue No. 08-1 (“EITF 08-1”))
In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 605-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We expect that the adoption of ASU2009-13 will not have a material impact on our financial position, results of operations and cash flows.

ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140)
The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting.
The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009. Early adoption is permitted. We expect that the adoption of ASU 2009-16 will not have a material impact on our consolidated financial statements.
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and senior management
The following table sets forth information regarding our directors and executive officers as of the date hereof.

Directors and Executive Officers(1)	Age	Position
Yingjie Gao	54	Chairman of the board and chief executive officer
Rong Yu	45	Director and chief financial officer
Kunjie Zhuang	73	Director
Qi Wang	44	Director and vice president
Cuiming Shi	69	Independent director
Xiaohu You	47	Independent director
Kin Kwong Mak	48	Independent director (audit committee financial expert)
Qingchang Liu	42	Vice president

(1)	Mr. Liping Mao resigned from the board of directors of our company effective September 21, 2009 for personal reasons.
Yingjie Gao has served as the chairman of our board of directors and our chief executive officer since our inception in 1999. Mr. Gao has over ten years of experience in management in the wireless communication network coverage industry and has over 17 years of experience in corporate operations and management in China. Prior to co-founding Shenzhen GrenTech in 1999, Mr. Gao was the chairman and general manager of Shenzhen Tomorrow Image Design Company Limited, a company that provides corporate image consultancy services to corporations, from 1993 to 1999. Mr. Gao graduated from Jilin Correspondence College in 1983.
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
Kunjie Zhuang has served as a director since our inception in 1999. Professor Zhuang also served as our chief technology officer from 1999 to December 2008. Professor Zhuang has over 49 years of experience in RF technology research and development and over 17 years of experience in the commercialization of RF technology. He is a well-recognized expert in RF technology in China. Prior to co-founding Shenzhen GrenTech in 1999, Professor Zhuang was the director of Microwave Technology Discipline since 1973 at Southeast University in China. Professor Zhuang received his bachelor’s degree in radio technology from Southeast University in 1958.
Qi Wang has served as a director of our company since September 2009 and has been a vice president of our company, responsible for wireless coverage business, since 2010. Prior to that, Mr. Qi was a vice president of our company responsible for base station RF business operations. Between 1988 and 1999, Mr. Wang was a department head of China Shenzhen Foreign Trade Group Corp. Ltd. and an assistant to the general manager of Shenzhen Baoren Marketing Co., Ltd. He joined our company in July 1999. Mr. Wang graduated with a bachelor’s degree in economics from Beijing University of International Economics and Business in 1988.

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
Qingchang Liu has been a vice president of our company, responsible for base station RF business operation, since 2010. Prior to that, Mr. Liu was a vice president of our company responsible for corporate finance activities. Mr. Liu has 17 years of experience in finance, securities trading and corporate reorganizations and was involved in the corporate restructuring of, and capital raisings of, a number of companies listed on the PRC domestic stock exchanges and the Hong Kong Stock Exchange. Mr. Liu graduated from China College of Finance in July 1991 with a bachelor’s degree in economics. He obtained a master’s degree in economics from the Shenzhen University in June 2003. Mr. Liu joined our company in June 2000.
The business address of our directors and executive officers is 15th Floor, Block A, Guoren Building, Keji Central 3 rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
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
Each independent director is appointed for an initial term of three years commencing from his or her date of appointment and will continue after the initial term from year to year until terminated (i) with immediate effect upon, among other things, removal of such director by our shareholders or (ii) with one month prior written notice given by either us or such director.
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
The aggregate cash compensation and benefits that we paid to our directors and executive officers for the year ended December 31, 2009 are approximately RMB8.0 million (US$1.2 million). Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers are entitled to receive in 2010 is expected to be approximately RMB7.2 million (US$1.1 million), excluding any discretionary bonuses which may be paid to our directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
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

In addition, all of our independent directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman Islands law and our charter documents, those directors from any expenses, liability and loss, unless the expenses, liability and loss arise from the director’s own willful negligent or default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.
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
We did not grant any share options to our directors and executive officers under our share option scheme during 2009.
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
Employees
Please refer to Item 4. “Information on the Company—Business—Employees.”
Share Ownership
The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 30, 2010, the latest practicable date, by:
•	each of our executive officers and directors;

•	each person known by us to beneficially own 5% or more of our ordinary shares; and

•	all current directors and executive officers as a group.
As of April 30, 2010, 589,524,625 of our ordinary shares were outstanding. Except as otherwise indicated, we believe each shareholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. None of our shareholders listed below has voting rights that are different from any of our other shareholders.

	Shares beneficially owned (1)(2)
Name	Number of Shares	%
Directors and executive officers (3)
Yingjie Gao (4)	149,151,325	25.3
Rong Yu (5)	61,729,675	10.5
Kunjie Zhuang (6)	56,110,500	9.5
Cuiming Shi	—	—
Xiaohu You	—	—
Kin Kwong Mak	—	—
Qi Wang (7)(9)	6,960,096	1.2
Qingchang Liu	—	—
All current directors and executive officers as a group (8 persons)	273,951,596	46.5

Principal shareholders
Guoren Industrial Developments Limited (4)	149,151,325	25.3
Well Sino Enterprises Limited (5)(9)	61,729,675	10.5
Leakey Investments Limited (8)(9)	61,605,675	10.4
Drag Investments Limited (6)	56,110,500	9.5
Heng Xing Yue Investments Limited (9)	36,062,675	6.1
Wells Fargo & Company (10)	91,443,500	15.5

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.

(2)	Percentage of beneficial ownership of each listed person is based on 589,524,625 ordinary shares outstanding as of April 30, 2010, as well as the ordinary shares underlying share options exercisable by such person within 60 days of April 30, 2010.

(3)	The address of our current executive officers and directors is c/o China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.

(4)	Mr. Yingjie Gao, our chairman and chief executive officer, beneficially owns 149,151,325 ordinary shares, which are held through his wholly-owned company, Guoren Industrial Developments Limited. Guoren Industrial Developments Limited is a British Virgin Islands company with its business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, People’s Republic of China. Its principal business is investment holding. Guoren Industrial Developments Limited is ultimately wholly-owned by The GRRF Trust, a family trust established by Mr. Yingjie Gao, our chairman and chief executive officer. Guoren Industrial Developments Limited, as the record holder, of which Mr. Gao is the sole director, continues to have sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition with respect to such 149,151,325 ordinary shares. Mr. Gao, as the sole director of Guoren Industrial Developments Limited, also acts as the protector and the investment manager of The GRRF Trust. Credit Suisse Trust Limited acts as the trustee of The GRRF Trust and disclaims beneficial ownership of our ordinary shares. On August 31, 2009, Guoren Industrial Development Limited adopted a Rule10b5-1 Trading Plan. This share information is based upon a report on Schedule 13D/A filed by Guoren Industrial Developments Limited with the U.S. Securities and Exchange Commission on January 19, 2010.

(5)	Ms. Rong Yu, our director and chief financial officer, beneficially owns 61,729,675 ordinary shares, which are held indirectly through Heng Xing Yue Investments Limited and through her wholly-owned company, Well Sino Enterprises Limited, which holds 35.2% of the outstanding shares of Heng Xing Yue Investments Limited. Heng Xing Yue Investments Limited is the record holder of 36,062,675 ordinary shares in our share capital. Ms. Rong Yu and Ms. Yin Huang are directors of Heng Xing Yue Investments Limited. Each beneficial owner of Heng Xing Yue Investments Limited has the voting rights with respect to the securities beneficially owned by him or her. Wells Sino Enterprises Limited is a British Virgin Islands investment holding company and is the record holder of 25,667,000 ordinary shares in our share capital. Ms. Rong Yu is the sole director of Wells Sino Enterprises Limited. This share information is based upon a report on Schedule 13G/A filed by Heng Xing Yue Investments Limited with the U.S. Securities and Exchange Commission on January 15, 2010.

(6)	Professor Kunjie Zhuang, our director, beneficially owns 56,110,500 ordinary shares, which are held through his majority-owned company, Drag Investments Limited. Drag Investments Limited is a British Virgin Islands company with its business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, People’s Republic of China. Its principal business is investment holding. Drag Investments Limited is 80%-owned by Professor Kunjie Zhuang, and 20%-owned by Mr. Haifan Zhuang, a son of Professor Kunjie Zhuang. Each beneficial owner of Drag Investments Limited has the voting rights with respect to the securities beneficially owned by him. Professor Kunjie Zhuang and Mr. Haifan Zhuang are both directors of Drag Investments Limited. This share information is based upon a report on Schedule 13G/A filed by Drag Investments Limited with the U.S. Securities and Exchange Commission on January 15, 2010.

(7)	Mr. Qi Wang, our director and vice president, beneficially owns 6,960,096 ordinary shares, which are held indirectly through Heng Xing Yue Investments Limited.

(8)	Leakey Investment Limited, a British Virgin Islands investment holding company wholly-owned by Ms. Yin Huang, beneficially owns 61,605,675 ordinary shares, of which 25,543,000 ordinary shares are held directly by Leakey Investment Limited and 36,062,675 are held indirectly through Heng Xing Yue Investments Limited. Leakey Investment Limited holds 35.2% of the outstanding shares of Heng Xing Yue Investments Limited. Ms. Rong Yu and Ms. Yin Huang are directors of Heng Xing Yue Investments Limited. Each beneficial owner of Heng Xing Yue Investments Limited has the voting rights with respect to the securities beneficially owned by him or her. Ms. Ying Huang is the sole director of Leakey Investments Limited. The business address of Ms. Ying Huang is Flat 22B, 22F, Block A, Phase 3, Jinxiu Garden, Oct Nanshan, Shenzhen, People’s Republic of China. This share information is based upon a report on Schedule 13G/A filed by Heng Xing Yue Investments Limited with the U.S. Securities and Exchange Commission on January 15, 2010.

(9)	Heng Xing Yue Investments Limited, a British Virgin Islands investment holding company with its business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, People’s Republic of China, is the record holder of 36,062,675 ordinary shares. Ms. Rong Yu and Ms. Yin Huang are directors of Heng Xing Yue Investments Limited. Heng Xing Yue Investments Limited is held by various shareholders including Wells Sino Enterprises Limited as to 35.2%, Leakey Investment Limited as to 35.2% and Talenthome Management Limited, a company incorporated under the laws of the British Virgin Islands and wholly-owned by Mr. Qi Wang, as to 19.3%. Each beneficial owner of Heng Xing Yue Investments Limited has the voting rights with respect to the securities beneficially owned by him or her. This share information is based upon a report on Schedule 13G/A filed by Heng Xing Yue Investments Limited with the U.S. Securities and Exchange Commission on January 15, 2010.

(10)	Represents 91,443,500 ordinary shares (in the form of ADSs) held by Wells Fargo & Company, which is a Delaware company with its business address at 420 Montgomery Street, San Francisco, California 94163, U.S.A. This share information is based upon a report on Form 13F-HR/A filed by Wells Fargo & Company with the U.S. Securities and Exchange Commission on May 28, 2010.
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
Divestiture of Network Coverage Module Manufacturing Subsidiaries, Lake Communication and Lake Microwave
In December 2008, we entered into a sale and purchase agreement with Mr. Zhuang Haifan and Lake (HK) Technology Ltd., to dispose of the entire equity interest in Lake Communication and Lake Microwave for consideration of RMB101.3 million and RMB0.9 million, respectively. In connection with this sale and purchase, in December 2008, we entered into debt transfer agreement with Mr. Zhuang Haifan (son of Professor Kunjie Zhuang who is our director and technology consultant and one of our major shareholders), Lake Communication, Lake Microwave and Lake (HK) Technology Ltd. in which Mr. Zhuang Haifan would assume the accounts payable obligation that Shenzhen GrenTech owed to Lake Communication, amounting to RMB102.2 million, as full payment of the purchase price. In addition, Shenzhen GrenTech agreed to waive the right to receive a dividend receivable from Lake Communication, amounting to RMB15.2 million, which has been included in the calculation of the gain on disposal. As part of the acquisition, Mr. Zhuang Haifan also assumed the net liabilities (excluding the net receivable due from Shenzhen GrenTech of RMB87.0 million) of Lake Communication and Lake Microwave totaling RMB4.6 million.

Following such sale and purchase, we have continued to purchase certain base station RF products from Lake Communication and Lake Microwave for the manufacturing of our wireless coverage products. Such purchases totaled RMB138.3 million (US$20.3 million) in 2009. We have no committment to purchase products from Lake Communication or Lake Microwave after the disposal.
Establishment of Shenzhen GrenTech IOT Network Corporation Limited
We established Shenzhen GrenTech IOT Network Corporation Limited, or Shenzhen GrenTech IOT Network, a domestic limited liability company in China, with Shenzhen Tianfang Real Estate Agency Corporation Limited, or Shenzhen Tianfang, in February 2010. We contributed RMB7 million as the registered capital of Shenzhen GrenTech IOT Network and own 70% of the equity interest in Shenzhen GrenTech IOT Network. Shenzhen Tianfang contributed RMB3 million as the registered capital of Shenzhen GrenTech IOT Network and owns the remaining 30% equity interest in Shenzhen GrenTech IOT Network. Shenzhen Tianfang is a PRC company beneficially owned by Mr. Wan Jing (as to 80% of its equity interest), a minority shareholder of Heng Xing Yue Investments Limited which currently holds 6.1% of our shares, and Mr. Yingjie Gao (as to 20% of its equity interest), our chairman and chief executive officer. Shenzhen GrenTech IOT Network primarily engages in the development and sale of object network identification systems, communication systems and related electronic component products, design and installation of network and automation related products, as well as design and development of websites and software. The establishment and operation of Shenzhen GrenTech IOT Network were approved by our independent directors.
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
In addition, we are a holding company, and our cash flow depends on dividends from our operating subsidiaries in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC law, Shenzhen GrenTech, as a wholly foreign-owned enterprise, and Shenzhen Lingxian, Shenzhen GrenTech RF, Shenzhen Kaige and Shenzhen Kaixuan, as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Any limitation on the payment of dividends by our PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses, as discussed in “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.” In addition, any dividends we pay to our shareholders may be subject to a 10% withholding income tax. For further details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.”
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
As of December 31, 2009, we had a total of 590,137,125 ordinary shares issued and outstanding, which included one registered holder of American depositary receipts evidencing 15,707,180 ADSs. As of April 30, 2010, there were 589,524,625 ordinary shares issued and outstanding, which included one registered holder of American depositary receipts evidencing 15,707,180 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is Citibank, N.A.
The high and low market prices of the ADSs on the NASDAQ Global Select Market for the periods indicated are as follows.

	Price per ADS (US$)
	High	Low

Annual
2006 (from listing date)	22.50	8.21
2007	19.00	6.89
2008	9.12	0.78
2009	6.47	0.90
Quarterly
First Quarter, 2008	9.12	3.85
Second Quarter, 2008	6.20	4.37
Third Quarter, 2008	4.67	1.01
Forth Quarter, 2008	2.27	0.78
First Quarter, 2009	1.50	0.90
Second Quarter, 2009	4.00	1.33
Third Quarter, 2009	6.47	2.80
Forth Quarter, 2009	5.78	3.42
First Quarter, 2010	4.69	2.96
Monthly
December 2009	3.85	3.42
January 2010	4.69	3.14
February 2010	3.57	2.96
March 2010	4.18	3.10
April 2010	3.15	2.35
May 2010	2.48	1.79

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
The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. As a result, as of April 30, 2010, the Renminbi has appreciated significantly against the U.S. dollar since July 2005. The PRC government in the future may make further adjustments to the exchange rate system.
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
If a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes holds shares or ADSs, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences of any such partner. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisers.
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
We do not believe that we are currently a PFIC for United States federal income tax purposes and do not expect to become a PFIC in the future. However, the determination of whether we will be classified as a PFIC is made annually and may involve facts that are not within our control. In particular, the fair market value of the Company’s assets may be determined in large part by the market price of the shares, which is likely to fluctuate. In addition, the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised. Thus, no assurance can be provided that the Company would not be classified as a PFIC for the current or any future taxable year. Furthermore, while we believe our valuation approach is reasonable, it is possible that the IRS could challenge our determination concerning our PFIC status.

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
Under recently enacted U.S. legislation and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file, for returns due after March 18, 2010, an annual information return with the IRS relating to their ownership of our common shares or ADSs. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.
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
SUBSIDIARY INFORMATION
Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See “Item 5. Operating and Financial Review and Prospects—Market Risk and Risk Management.”
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares
Fees and charges our ADS holders may have to pay
Citibank, N.A. is our depositary. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services for which fees are chargeable until such fees are paid.

Persons depositing or withdrawing shares must pay:	For:

Up to US$0.05 per ADS	• Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

• Cancellation or withdrawals of ADSs

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights

• Distributions of securities other than ADSs or rights to purchase additional ADSs

Up to US$0.02 per ADS	• Distributions of cash dividends or other cash distributions

• Annual depositary services

US$1.5 per certificate presented for transfer	• Transfer of American depositary receipts, or ADRs

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges, fees or expenses incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and other payments made by the depositary to us
The depositary has agreed to reimburse us for any investor relations and other expenses directly related to our ADS program, including fees of professional investor relations firms or expenses of relevant investor relations tools, surveys, or studies, expenses in respect of our staff attending ADS and investor relations training programs and/or conferences, and website and web casting services. For the year ended December 31, 2009, the depositary made payments on our behalf to third parties of US$22,506 for legal, account maintenance and proxy expenses.
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
Item 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of December 31, 2009, the end of the period covered by this annual report, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were not effective because of the material weakness described below under “—Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm .”
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

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has completed its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, and has concluded that our internal control over financial reporting as of December 31, 2009 was not effective. In performing our assessment of internal control over financial reporting, management is using the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.
Our management has identified certain control deficiencies which represent a material weakness based on the criteria described in Internal Control — Integrated Framework issued by the COSO. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified the following material weakness during our assessment of our internal control over financial reporting as of December 31, 2009:
•	Insufficient competent accounting personnel in applying U.S. GAAP in our financial reporting process

We do not have sufficient competent accounting personnel with sound U.S. GAAP knowledge and experience for our financial reporting process to ensure our financial statements are prepared in a timely manner.
Our management has also identified certain significant deficiencies in our internal control over financial reporting, most of which existed in previous years. The existence of the significant deficiencies was mainly due to inadequate remedial measures taken by our management and finance team and our lack of competent accounting personnel. These significant deficiencies have been reported to our audit committee.
Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Remediation Plan
We have set up a project team, led by our internal audit manager, to implement remedial plans for the foregoing material weakness as follows:
•	Recruit more competent accounting personnel who are proficient in applying U.S. GAAP in the financial reporting process to assure our financial statements are prepared in a timely manner.
•	Recruit more competent and experienced internal control personnel to assist our company to review and improve our internal control policies and to remediate significant deficiencies identified by us.
The aforementioned remedial plans and results were presented to the audit committee. The management, including the chief executive officer and chief financial officer, has approved the remedial course of action to address the material weakness. Such plan may also be modified or expanded if additional material weaknesses are identified by management or our independent registered public accounting firm.

Attestation Report of the Registered Public Accounting Firm
The Board of Directors and Shareholders of
China GrenTech Corporation Limited:
We have audited China GrenTech Corporation Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China GrenTech Corporation Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to competent accounting personnel in applying U.S. generally accepted accounting principles in the financial reporting process has been identified and included in management’s assessment.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China GrenTech Corporation Limited and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. This aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and this report does not affect our report dated June 30, 2010, which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, China GrenTech Corporation Limited has not maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken or planned to be taken after December 31, 2009 relative to the aforementioned material weakness in internal control over financial reporting.
/s/ KPMG
Hong Kong, China
June 30, 2010
Changes in Internal Control over Financial Reporting
The discussion above under “Remediation Plan” includes descriptions of the material planned or actual changes to the company’s internal control over financial reporting in the year ended December 31, 2009 and subsequent to December 31, 2009 that materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

Item 16. RESERVED
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
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for 2008 and 2009:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	(in millions of RMB)
2008	5.2	—	—	—
2009	5.5	—	—	—
Before our principal accountants may be engaged by our company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the U.S. Securities and Exchange Commission.
Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Approximate
	Total Number of				Dollar Value of
	American			Total Number of	ADSs that May
	Depositary		Average Price	ADSs Purchased	Yet Be Purchased
	Shares	Average Price	Paid Per	as Part of Publicly	Under the
Period	Purchased(1)	Paid Per ADS	ADS(2)	Announced Plans	Programs
		US$	RMB	or Programs	US$
January 1 through January 31, 2009	—	—	—	—	—
February 1 through February 29, 2009	—	—	—	—	—
March 1 through March 31, 2009	—	—	—	—	—
April 1 through April 30, 2009	137,536	1.7932	12.2260	1,058,385	2,683,006
May 1 through May 31, 2009	118,429	2.5650	17.5133	1,176,814	2,379,236
June 1 through June 30, 2009	140,735	2.9819	20.3670	1,317,549	8,959,578
July 1 through July 31, 2009	76,966	3.1729	21.6769	1,394,515	8,715,372
August 1 through August 31, 2009	—	—	—	—	—
September 1 through September 30, 2009	—	—	—	—	—
October 1 through October 31, 2009	—	—	—	—	—
November 1 through November 30, 2009	—	—	—	—	—
December 1 through December 31, 2009	—	—	—	—	—
Total	1,394,515	4.5067	31.2064	1,394,515

(1)	Our company’s ADS to ordinary share ratio is one ADS for every 25 ordinary shares.

(2)	The conversion from United States dollars into Renminbi (RMB) is based on the noon buying rates adopted by our company for the reporting of our periodic results as follows:

		Exchange rate US$ to
Period	Period ended	RMB
April 1 through April 30, 2009	April 30, 2009	6.8180
May 1 through May 31, 2009	May 31, 2009	6.8278
June 1 through June 30, 2009	June 30, 2009	6.8302
July 1 through July 31, 2009	July 31, 2009	6.8319

(3)	On September 21, 2007, we announced a share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to repurchase up to US$8.0 million worth of our issued and outstanding ADSs from time to time in open-market transactions on NASDAQ. The share repurchase program did not have an expiration date and could be modified or discontinued at any time by our board of directors.

On June 4, 2009, we announced a second share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we may repurchase up to US$7.0 million worth of our issued and outstanding ADSs from time to time in open-market transactions on NASDAQ. This share repurchase program does not have an expiration date and may be modified or discontinued at any time by our board of directors. This share repurchase program supersedes the previous share repurchase program announced on September 21, 2007.

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
Item 18. FINANCIAL STATEMENTS
See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and restated memorandum and articles of association of the Registrant (1)
2.1	Form of share certificate (1)
2.2	Form of deposit agreement, including form of American Depositary Receipt (2)
4.1	Contract for grant of land use right of Shenzhen Municipality (3)
4.2	Translation of share transfer agreement for Lake Communication Limited by and between Shenzhen GrenTech Company Limited and Zhuang Haifan dated December 17, 2008 and related disposition of liabilities agreement (4)
4.3	Share option scheme (5)
8.1	List of subsidiaries
11.1	Code of ethics (6)
12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO and CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-132385) filed with the SEC with respect to American Depositary Shares representing our ordinary shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on July 15, 2008.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 30, 2009.

(5)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC on May 4, 2007.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China GrenTech Corporation Limited
/s/ Rong Yu
Name:	Rong Yu
Title:	Chief Financial Officer

Date: June 30, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
China GrenTech Corporation Limited:
We have audited the accompanying consolidated balance sheets of China GrenTech Corporation Limited and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China GrenTech Corporation Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2009, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China GrenTech Corporation Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2010 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG
Hong Kong, China
June 30, 2010

China GrenTech Corporation Limited and Subsidiaries
Consolidated Balance Sheets
as of December 31, 2008 and 2009
(RMB and USD expressed in thousands)

	Note		2008	2009	2009
			RMB	RMB	USD

Assets
Current assets
Cash and cash equivalents			293,353	469,454	68,775
Pledged bank deposits	3		122,368	103,035	15,095
Accounts receivable, net	4		728,260	892,149	130,701
Inventories	5		520,619	771,236	112,987
Prepaid expenses and other current assets	6		97,668	81,835	11,989
Deferred tax assets	7		17,137	34,958	5,121
Deferred tax charges			261	—	—

Total current assets			1,779,666	2,352,667	344,668
Property, plant and equipment, net	8		412,259	444,578	65,131
Construction in progress	8		2,816	3,961	580
Lease prepayments, net	9		82,124	80,422	11,782
Intangible assets, net	10		1,815	186	27
Prepayment for fixed assets			9,080	3,342	490
Long-term accounts receivable	4		551,210	452,191	66,246

Total assets			2,838,970	3,337,347	488,924

Liabilities
Current liabilities
Short-term bank loans	13		480,207	613,378	89,860
Current portion of long-term bank loan	14		20,000	20,000	2,930
Accounts payable			361,317	490,750	71,895
Bills payable			110,599	220,329	32,278
Accrued expenses and other payables	11		247,484	304,299	44,581
Amounts due to related parties	21	(a)	9,648	34,000	4,981
Income tax payable			37,362	73,063	10,703

Total current liabilities			1,266,617	1,755,819	257,228
Long-term bank loan	14		130,000	110,000	16,115
Deferred tax liabilities	7		4,752	4,679	686

Total liabilities			1,401,369	1,870,498	274,029

Shareholders’ equity
Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 625,000,000 issued as of December 31, 2008 and 2009 respectively; 601,978,775 and 590,137,125 outstanding as of December 31, 2008 and 2009 respectively			103	103	15
Contributed surplus			856,670	861,646	126,232
Statutory reserves	26		142,158	148,697	21,784
Retained earnings			470,860	496,993	72,810
Treasury stock at cost, 23,021,225 shares and 34,862,875 shares as of December 31, 2008 and 2009 respectively	26		(36,544)	(44,930)	(6,582)

Total equity attributable to China Grentech Corporation Limited			1,433,247	1,462,509	214,259
Noncontrolling interests			4,354	4,340	636

Total shareholders’ equity			1,437,601	1,466,849	214,895

Total liabilities and shareholders’ equity			2,838,970	3,337,347	488,924

See accompanying notes to the consolidated financial statements

China GrenTech Corporation Limited and Subsidiaries
Consolidated Statements of Operations
for the years ended December 31, 2007, 2008 and 2009
(RMB and USD expressed in thousands, except share and per share data)

	Note	2007	2008	2009	2009
		RMB	RMB	RMB	USD

Revenues	18	979,302	984,657	1,602,943	234,832
Cost of revenues		(611,436)	(751,367)	(1,223,973)	(179,313)

Gross profit		367,866	233,290	378,970	55,519
Other revenue		—	—	3,344	490
Operating expenses:
Research and development costs		(56,525)	(70,232)	(59,899)	(8,775)
Sales and distribution expenses		(126,816)	(138,524)	(180,525)	(26,447)
General and administrative expenses		(68,498)	(127,028)	(81,506)	(11,941)
Impairment of goodwill		—	(27,589)	—	—

Total operating expenses		(251,839)	(363,373)	(321,930)	(47,163)

Operating income (loss)		116,027	(130,083)	60,384	8,846
Other income (expense)
Interest income		22,313	31,257	40,997	6,006
Interest expense		(35,347)	(54,844)	(56,766)	(8,316)
Investment income		318	4,873	—	—
Foreign currency exchange loss		(18,791)	(10,418)	(211)	(31)
Grant income		7,355	15,209	6,322	926

Total other expense		(24,152)	(13,923)	(9,658)	(1,415)

Income (loss) before income tax expense		91,875	(144,006)	50,726	7,431
Income tax expense	7	(10,321)	(3,157)	(18,068)	(2,647)

Net income (loss)		81,554	(147,163)	32,658	4,784
Net loss attributable to noncontrolling interests		982	796	14	2

Net income (loss) attributable to China GrenTech Corporation Limited		82,536	(146,367)	32,672	4,786

Earning (loss) per share
- Basic	20	0.13	(0.24)	0.05	0.01

- Diluted	20	0.13	(0.24)	0.05	0.01

Weighted average number of ordinary
shares outstanding:
- Basic	20	624,624,852	610,158,841	595,536,733	595,536,733

- Diluted	20	624,624,852	610,158,841	604,781,041	604,781,041

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and Subsidiaries
Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2007, 2008 and 2009
(RMB and USD expressed in thousands, except share data)

								Equity
								attributable to
								China GrenTech		Total
		Number of		Contributed	Statutory	Retained	Treasury	Corporation	Noncontrolling	shareholders’
	Note	shares	Amount	surplus	reserves	earnings	stock	Limited	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of Jaunary 1, 2007		625,000,000	103	853,476	132,403	544,446	—	1,530,428	18,971	1,549,399

Net income		—	—	—	—	82,536	—	82,536	(982)	81,554
Share repurchased during the year		(10,936,000)	—	—	—	—	(26,447)	(26,447)	—	(26,447)
Appropriation to statutory reserves		—	—	—	13,674	(13,674)	—	—	—	—
Acquisition of 20% additional equity intestest in a subsidiary		—	—	—	—	—	—	—	(12,226)	(12,226)

Balance as of December 31, 2007		614,064,000	103	853,476	146,077	613,308	(26,447)	1,586,517	5,763	1,592,280

Net loss		—	—	—	—	(146,367)	—	(146,367)	(796)	(147,163)
Share repurchased during the year	26	(12,085,225)	—	—	—	—	(10,097)	(10,097)	—	(10,097)
Share-based compensation, net of nil tax	17	—	—	3,194	—	—	—	3,194	—	3,194
Appropriation to statutory reserves		—	—	—	2,511	(2,511)	—	—	—	—
Disposal of subsidiaries		—	—	—	(6,430)	6,430	—	—	(613)	(613)

Balance as of December 31, 2008		601,978,775	103	856,670	142,158	470,860	(36,544)	1,433,247	4,354	1,437,601

Net income		—	—	—	—	32,672	—	32,672	(14)	32,658
Share repurchased during the year	26	(11,841,650)	—	—	—	—	(8,386)	(8,386)	—	(8,386)
Share-based compensation, net of nil tax	17	—	—	4,976	—	—	—	4,976	—	4,976
Appropriation to statutory reserves		—	—	—	6,539	(6,539)	—	—	—	—

Balance as of December 31, 2009		590,137,125	103	861,646	148,697	496,993	(44,930)	1,462,509	4,340	1,466,849

Balance as of December 31, 2009 — US$		—	15	126,232	21,784	72,810	(6,582)	214,259	636	214,895

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and Subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2007, 2008 and 2009
(RMB and USD expressed in thousands)

	Note	2007	2008	2009	2009
		RMB	RMB	RMB	USD
Cash flow from operating activities
Net income (loss)		81,554	(147,163)	32,658	4,784
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on disposal of property, plant and equipment		308	390	1,524	223
Depreciation of property, plant and equipment	19	29,004	32,327	30,685	4,495
Impairment of goodwill		—	27,589	—	—
Amortization of lease prepayments and intangible assets		1,216	3,356	3,332	488
Allowance for doubtful accounts	4	16,177	57,574	11,263	1,650
Deferred tax benefit		(5,141)	(9,451)	(17,894)	(2,621)
Deferred tax charges		3,596	(261)	261	38
Foreign currency exchange losses		18,791	10,418	211	31
Share-based compensation	17	—	3,194	4,976	729
Net gain from disposal of equity interests in subsidiaries	16	—	(4,556)	—	—
Changes in operating assets and liabilities, net of effects of an acquisition and disposition of subsidiaries:
Accounts receivable		(380,865)	(132,065)	(102,963)	(15,084)
Inventories		(104,373)	13,442	(250,617)	(36,716)
Prepaid expenses and other current assets		1,061	(64,186)	15,838	2,206
Accounts payable		142,652	195,957	129,434	18,962
Amounts due to related parties		—	9,648	24,352	3,568
Bills payable		6,640	36,470	109,730	16,076
Accrued expenses and other payables		66,370	(38,012)	62,240	9,232
Income tax payable		2,782	10,385	35,701	5,231

Net cash (used in) provided by operating activities		(120,228)	5,056	90,731	13,292

Cash flow from investing activities
Purchase of property, plant and equipment		(193,117)	(100,138)	(64,671)	(9,474)
Purchase of land use rights		(75,890)	—	—	—
Decrease (increase) in pledged time deposits		(31,359)	132,695	19,333	2,832
Acquisition of a subsidiary, net of cash acquired		5,842	—	—	—
Disposal of subsidiaries, net of cash disposed		—	(4,479)	—	—
Proceeds from sale of property, plant and equipment		87	35	—	—

Net cash (used in) provided by investing activities		(294,437)	28,113	(45,338)	(6,642)

Cash flow from financing activities
Payment for repurchase of ordinary shares		(26,447)	(10,097)	(8,386)	(1,229)
Principal payments of short-term bank loans		(612,050)	(930,550)	(805,000)	(117,933)
Proceeds from short-term bank loans		882,050	937,450	945,000	138,444
Proceeds from (remittance of) collection of sold accounts receivable on behalf of financial institutions, net		58,862	(48,888)	(695)	(102)
Dividends paid to noncontrolling interests		(3,800)	—	—	—
Dividends paid to ordinary shareholders		(25,996)	—	—	—

Net cash provided by (used in) financing activities		272,619	(52,085)	130,919	19,180

Effect of foreign currency exchange rate change on cash		(8,599)	(4,509)	(211)	(31)

Net increase (decrease) in cash and cash equivalents		(150,645)	(23,425)	176,101	25,799
Cash and cash equivalents:
At beginning of year		467,423	316,778	293,353	42,976

At end of year		316,778	293,353	469,454	68,775

China GrenTech Corporation Limited and Subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2007, 2008 and 2009
(RMB and USD expressed in thousands)

	2007	2008	2009	2009
	RMB	RMB	RMB	USD

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Income tax	8,251	2,485	—	—
Interest expense, net of interest capitalized	32,829	50,310	59,387	8,700

Significant non-cash transactions:
Acquisition of additional equity interest in a subsidiary by transfer of accounts receivable	29,628	—	—	—

Acquisition of a subsidiary by transfer of accounts receivable	47,866	—	—	—

Payable for purchase of property, plant and equipment	—	24,333	19,597	2,871
See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(1)	Principal Activities and Basis of Presentation
Principal Activities

China GrenTech Corporation Limited (the “Company”, formerly known as Powercom Holdings Limited) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are principally engaged in the manufacture and sale of wireless coverage products and services in the People’s Republic of China (the “PRC”). The Group derives substantially all of its revenues from China United Telecommunications Corporation and its affiliates (the “China Unicom Group”), China Mobile Communications Corporation and its affiliates (the “China Mobile Group”) and China Telecom Corporation Limited and its affiliates (the “China Telecom Group”). At December 31, 2009, the China Unicom Group, the China Mobile Group and the China Telecom Group were the only three licensed wireless communication operators in the PRC (Note 24).

Basis of Presentation

The Company was incorporated in the Cayman Islands and was established on December 3, 2003. As of December 31, 2009, the Company’s subsidiaries are as follows:

	Place	Attributable
	of incorporation	equity
	or	interest
Name of company	establishment	held	Principal activities
GrenTech (BVI) Limited	BVI	100%	Investment holding

Shenzhen GrenTech Co., Ltd.(“Shenzhen GrenTech”)	PRC	100%	Technical development, manufacturing and sales of telecommunication products in the PRC

Shenzhen Lingxian Technology Co., Ltd. (“Shenzhen Lingxian”)	PRC	99%	Technical development of software used for the Group’s telecommunication products

Shenzhen Radio Frequency Technology Co., Ltd (“RF Technology”)	PRC	100%	Dormant

Shenzhen Radio Frequency Communication Co., Ltd (“RF Communication”)	PRC	100%	Manufacturing and sales of radio frequency based products in the PRC

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)

	Place	Attributable
	of incorporation	equity
	or	interest
Name of company	establishment	held	Principal activities
Shenzhen Kaige Communication Co., Ltd (“Kaige”)	PRC	100%	Investment holding

Shenzhen Kaixuan Communication Co., Ltd (“Kaixuan”)	PRC	100%	Provision of installation services on telecommunication products in the PRC

PT. GrenTech. Indonesia (“Indonesia”)	Indonesia	100%	Sales of telecommunication products and provision of related installation services in Indonesia
In 2008, the Group disposed its entire equity interest in Quanzhou Lake Communication Company Limited (“Lake Communication”) and Quanzhou Lake Microwave Company Limited (“Lake Microwave”) (Note 16).

In September, 2009, the Group deregistered one of its subsidiaries, Nanjing GrenTech Communication Research Centre (“Nanyan”), which was a research and development (“R&D”) company. After the deregistration of Nanyan, the assets, liabilities and related operations were transferred to the Group’s other PRC subsidiaries.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices

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

The Company and its subsidiaries’ functional currency is the Renminbi (“RMB”) except for PT. GrenTech Indonesia.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The RMB resulting exchange differences are recorded as other income or expense in the consolidated statements of operations.

PT. GrenTech Indonesia’s assets and liabilities are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses of PT. GrenTech Indonesia are translated into RMB at average rates prevailing during the reporting period. Gains and losses resulting from translation of PT. GrenTech Indonesia’s financial statements into RMB are recorded as a separate component of accumulated other comprehensive income within equity, which was nil as of each balance sheet date.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(b)	Foreign Currency Transactions (continued)

For the convenience of the readers, the December 31, 2009 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.8259, being the noon buying rate in effect on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2009, or at any other date.

Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

The Group has foreign currency cash deposits denominated in USD amounted to USD3,067,000 as of December 31, 2009, and any change of the value of the RMB against USD would cause an exchange gain or loss to the Group. In addition, any devaluation of the RMB against the USD would consequently have an adverse effect on the financial performance and asset values of the Group when measured in terms of USD.

(c)	Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of property, plant and equipment, lease prepayments and intangibles assets; the collectibility of accounts receivable; the realizability of deferred tax assets and inventories; the fair value of share-based compensation; the useful lives and salvage values of property and equipment; and the accruals for tax uncertainties and other contingencies. These estimates are often based on complex judgements and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Changes in facts and circumstances may result in revised estimates.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in bank, including certificates of deposit with initial terms of less than three months. Cash deposits that are restricted as to withdrawal or pledged as security, are disclosed separately on the face of the consolidated balance sheet, and not included in the total cash for the purpose of the consolidated statements of cash flows.

As at December 31, 2008 and 2009, the Group had foreign currency cash deposits denominated in USD of USD3,067,000 (equivalent to RMB20,924,000) and USD1,890,000 (equivalent to RMB12,901,000), respectively.

(e)	Accounts Receivable

Accounts receivable are stated at the historical carrying amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Allowance for doubtful accounts is charged to general and administrative expenses in the consolidated statements of operations.

Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s subsidiaries in the PRC are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for the deductibility of such write-offs only when sufficient evidence is available to prove the debtors’ inability to make payments. For financial reporting purposes, the Group generally records write-offs of doubtful accounts at the same time the local tax requirements for the write-offs are met. As a result, there are generally time lags between the time when an allowance for doubtful accounts is provided and the time the doubtful accounts and the related allowance are written off.

The Group’s off-balance-sheet credit exposure consists primarily of receivables sold to financial institutions that are subject to limited recourse (Note 3).

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads based on normal capacity.

Deferred installation costs related to costs incurred for installation of wireless coverage products for which the related inspection certificates have not been issued are capitalized as inventory. The deferred installation costs are charged to cost of revenues in the same period that the revenue attributable to the installation service is recognized.

(g)	Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment. Depreciation of property, plant and equipment is calculated based on the straight-line method (after taking into account the assets’ estimated salvage value) over the estimated useful lives of the assets as follows:

Years
Buildings	20-56
Equipment and machinery	5-10
Motor vehicles	5-10
Office equipment and computer software	5-10

Interest expense and other direct costs incurred related to the construction of property, plant and equipment are capitalized. The capitalization of the costs of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and costs are being incurred. The capitalization period ends when the asset is substantially completed and ready for its intended use.

No depreciation is provided in respect of construction in progress.

(h)	Lease Prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50-70 years.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(i)	Goodwill and Other Intangible Assets

Goodwill is reviewed for impairment at least annually in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles — Goodwill and Other (Statement No.142, Goodwill and Other Intangible Assets). The goodwill impairment test is a two-step test. Under the first step, the fair value of a reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Group must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

In 2008, the economic downturn had adversely affected the Group’s market capitalization. The fair value of the reporting unit based on the Company’s market capitalization indicated that its goodwill was fully impaired. Accordingly, the Group recognized impairment loss of goodwill amounting to RMB27,589,000 for the year ended December 31, 2008.

Intangible assets with determinable useful lives consist of registered patents that are amortized on a straight-line basis over the estimated useful life of 2 years.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(j)	Impairment of Long-Lived Assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant and Equipment — Overall (FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), long-lived assets, including property, plant and equipment, and intangible assets with determinable useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized to the extent that the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(k)	Revenue Recognition

The Group derives revenues principally from the provision and sale of wireless coverage products and related installation services, and the sale of radio frequency (“RF”) parts and components. Revenue is recognized when delivery has occurred or the services have been rendered, persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable and collectibility is reasonably assured. These criteria as they apply to the sale of wireless coverage products and related installation services, and RF-based parts and components are as follows:

Wireless coverage products

The Group recognizes revenues from the sale of wireless coverage products when i) the buyer has executed and signed a sales and purchase contract, which specifies the price, payment terms, and the wireless coverage products to be delivered; ii) the wireless coverage products have been delivered to the buyer and the buyer has signed an acceptance document that indicates the buyer’s acceptance of the functionality, specifications, and performance of the delivered wireless coverage products (the “acceptance document”); iii) the risk and rewards of ownership and title of the delivered wireless coverage products have been transferred to the buyer; iv) the Group has an enforceable legal right to receive the contractually specified amount in cash and such right is not contingent upon the Group’s delivery of additional items, meeting other specified performance condition; and v)  the Group has no remaining performance obligation.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(k)	Revenue Recognition (continued)

The customers are generally required to pay a range of 70% to 80% of the contract amount either upon signing of the sales and purchase contract or the acceptance document, with the remaining 20% to 30% of the contract amount upon the customer’s issuance of the final inspection certificate or the expiration of the warranty period.

RF-based parts and components

The Group recognizes revenues from the sale of RF parts and components when the risk and rewards of ownership and title to the products have been transferred to the buyer, which is at the point of time when the RF-based parts and components have been delivered to the buyer and the buyer has signed an acceptance document.

Installation services

The Group recognizes revenue from the provision of installation service when i) the services have been rendered; ii) the buyer has issued a preliminary inspection certificate, which indicates the buyer’s acceptance of the installation services provided; iii) the Group has an enforceable legal right to receive the contractually specified amount in cash and such right is not contingent upon the buyer’s issuance of a final inspection certificate; and iv) the Group’s remaining obligation is considered inconsequential or perfunctory.

The customers are generally required to pay i) a range of 30% to 50% of the contract amount either upon signing of the installation service contract and the Group has completed the installation, ii) a range of 20% to 50% (cumulative contract amount of 70% to 80%) of the contract amount upon issuance of the preliminary inspection certificate, iii) the remaining contract amount upon the issuance of the final inspection certificate or the expiration of the warranty period.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(k)	Revenue Recognition (continued)

Bundled sale arrangements

In certain cases, the Group enters into bundled sale arrangement where it sells wireless coverage products with the related installation services. The bundled sale arrangement consists of two revenue-generating activities, or deliverables, which are i) sale of wireless coverage products and ii) provision of installation services. Pursuant to FASB ASC Topic 605-25 Revenue Recognition — Multiple-Element Arrangements (Emerging Issues Task Force Issue No. 00-21,”Revenue Arrangements with Multiple Deliverables”), the wireless coverage products sale and related installation services are accounted for as separate units of accounting for the following reasons: i) the wireless coverage product has standalone value as it is sold separately by the Group; ii) objective and reliable evidence of the fair value for the installation services exists as evidenced by the amount charged by the Group and other independent third parties; and iii) there are no refund rights in these arrangements. As objective and reliable evidence of fair value exists for both the wireless coverage products and installation services, the appropriate revenue recognition convention is separately applied to each of the two deliverables.

The arrangement consideration is allocated to each deliverable in the arrangement based on their relative fair values. Revenue attributable to the sale of the wireless coverage products element is recognized when the revenue recognition criteria for the sale of wireless coverage products specified above are met. Revenue attributable to the installation service element of the contract is recognized when the revenue recognition criteria for the provision of installation services are met.

For bundled sale contracts, the customers are generally required to pay i) a range of 30% to 60% of the total contract consideration either upon signing of the sales and purchase contract or the signing the acceptance document, ii) a range of 30% to 60% (cumulative total contract consideration of 60% to 90%) of the total contract consideration upon issuance of the preliminary inspection certificate, iii) a range of 10% to 30% of the total contract consideration upon the issuance of the final inspection certificate and iv) a range of zero to 10% of the contract sum upon the expiration of the warranty period.

Sales of wireless coverage products and services made under these payment terms, provided that the above criteria for revenue recognition are met, are recognized as revenue due to: i) the Group’s history of successfully collecting amounts due under the original payment terms without making significant concessions on payments; and ii) the Group’s enforceable legal right to receive the contractually specified amount in cash attributable to the element of the contract that has been delivered, and the Group’s intent to enforce this right, when considered necessary.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(k)	Revenue Recognition (continued)

The portion of the contract amount recognized as revenue in excess of the amounts received under the contract payment terms is recorded in accounts receivable in the accompanying consolidated balance sheets. The portion of the amounts received under the contract payment terms in excess of the revenue recognized is recorded as deferred income and included in accrued expenses and other payables in the accompanying consolidated balance sheets. Amounts due under the contract terms beyond one year are classified as long term accounts receivable and are discounted at the prevailing borrowing rate announced by the People’s Bank of China.

Provisions for estimated settlement discounts provided to customers are recorded as a reduction of revenue when such discounts are offered. The provision for estimated settlement discounts, which is based on historical settlement data and current expectation, is the Group’s best estimate of the amount of discounts to be utilized by its customers.

Revenue is stated net of value added taxes (“VAT”), sales tax and surcharge, sales returns, trade discounts and allowances. In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of the tax authorities. The VAT collected is not revenue of the Group; instead the amount is recorded as a liability on the balance sheet until such VAT is paid to the tax authorities.

Other revenue represents rental income from the operating lease which is recognized in the consolidated statement of operations on a straight-line basis over the lease term unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed. Lease incentives granted are recognized in the consolidated statements of operations as an integral part of the aggregate net lease payments receivable.

(l)	Allowance for product warranties

Under most wireless coverage product sales contracts, the Group provides free repairs and replacement for defective parts and free maintenance of installed wireless coverage system for duration of 12 months to 36 months after the commencement of the warranty period. The Group records a provision for estimated future costs to be incurred during the warranty period in the same period that revenue is recognized. Allowances for warranties are recorded as cost of revenues and are established on an individual basis. The estimates reflect historic trends of warranty costs adjusted for specific conditions that may arise and the number of contracts under warranty at each financial year-end.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(m)	Cost of Revenues

Cost of revenues consists primarily of material costs, payroll compensation, installation costs, depreciation, estimated warranty, rentals and related expenses, which are directly attributable to the production of products and rendering of services. Write-down of inventory to lower of cost or market is also recorded in cost of revenues in the consolidated statements of operations.

(n)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

On January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”), included in FASB ASC Subtopic 740-10 — Income Taxes — Overall, which clarifies the accounting for uncertain tax positions and requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(o)	Advertising and Research and Development Costs

Advertising and research and development costs are expensed as incurred. Advertising costs included in sales and distribution expenses amounted to RMB35,000, RMB49,000 and RMB15,000 (USD2,000) for the years ended December 31, 2007, 2008 and 2009, respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and maintenance expenses of research and development equipment, material costs and rental expenses for premises used for research and development.

(p)	Freight Costs

The Group records freight costs relating to the transportation of the raw materials to the Group’s warehouse in cost of revenues and records all other outbound freight costs in sales and distribution expenses. For the years ended December 31, 2007, 2008, and 2009, freight costs included in cost of revenues were RMB3,691,000, RMB4,026,000 and RMB8,243,000 (USD1,208,000), respectively, and freight costs included in sales and distribution expenses were RMB3,790,000, RMB5,284,000 and RMB7,429,000 (USD1,088,000), respectively.

(q)	Bills Payable

Bills payable represent bills issued by financial institutions to the Group’s vendors. The Group’s vendors receive payments from the financial institutions upon maturity of the bills and the Group is obliged to repay the face value of the bills to the financial institutions. Interest is charged at the prevailing bank borrowing rate on the outstanding balances of the bills paid by the financial institution and is recorded as interest expense when incurred.

(r)	Government Grants

Receipts of government grants to encourage research and development activities which are unconditional and non-refundable are recognized as grant income in the accompanying consolidated statements of operations upon receipt.

(s)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
2)	Summary of Significant Accounting Policies and Practices (continued)
(t)	Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common and dilutive potential common shares outstanding during the year. Dilutive potential common shares consist of common shares issuable upon the exercise of stock options, including performance shares and warrants.

(u)	Share-Based Payments

A share option scheme was established on August 25, 2005 (the “2005 Scheme”) which allows the Company to grant options to its employees to acquire ordinary shares of the Company. The Group accounts for share-based payments under the provision of FASB ASC 718, Compensation — Stock Compensation. ASC 718 requires all share based payment transactions with employees, such as share options, to be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period. Under this method, compensation cost related to employee share options or similar equity instruments is measured based on the fair value of the award at the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, if any. On March 14 and December 23, 2008, the Company granted an aggregate of 38,000,000 share options under the 2005 Scheme to certain directors and employees of the Group (Note 17). No share option was granted in 2009.

Share-based compensation expense of Nil, RMB3,194,000 and RMB4,976,000 (USD729,000) for the years ended December 31, 2007, 2008 and 2009, respectively. Since share-based compensation is not tax deductible in the PRC, no related tax benefit has been recognized.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(v)	Segment Reporting

Pursuant to FASB ASC 280 — Segment Reporting, the Group uses the management approach in determining operating segments. The management approach considers the internal reporting used by the Group’s chief operating decision maker to make decisions about the allocation of resources to the segment and assess its performance. For the periods presented, the Group has determined it has only one operating segment which is the manufacture and sale of communication products in the PRC.

The Group operates and manages its business solely in the PRC and all of its customers are located in the PRC, and therefore, no geographical information is presented.

(w)	Fair value measurements

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(w)	Fair value measurements (continued)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

On January 1, 2009, the Group adopted the provision of ASC Topic 820 (Statement 157) to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis.

(x)	Recently Issued Accounting Standards

FASB ASC Subtopic 810-10 Noncontrolling interest

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, included in FASB ASC Subtopic 810-10, Consolidations — Overall (“ASC Subtopic 810-10”), which requires certain changes to the presentation of the financial statements. This amendment requires noncontrolling interest (previously referred to as “minority interest”) to be reclassified to equity in the consolidated balance sheets and consolidated net income to be adjusted to include the net income attributable to the noncontrolling interest in the consolidated statements of operations. The presentation and disclosure requirements of ASC Subtopic 810-10 are applied retrospectively. Other than the change in presentation of noncontrolling interest, the adoption of ASC Subtopic 810-10 had no impact on the Company’s financial condition, results of operations or cash flows.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(x)	Recently Issued Accounting Standards (continued)

FASB ASC Subtopic 605-25 (Emerging Issues Task Force Issue No. 08-1 (“EITF 08-1”))

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 605-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management expects that the adoption of ASU2009-13 will not have a material impact on the Company’s financial position, results of operations and cash flows.

ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140)

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(2)	Summary of Significant Accounting Policies and Practices (continued)
(x)	Recently Issued Accounting Standards (continued)

The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009. Early adoption is permitted. The Group expects that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(3)	Pledged Time Deposits

Pledged time deposits at December 31, 2008 and 2009 consist of the following:

	2008	2009	2009
	RMB’000	RMB’000	USD’000

Pledged deposits with financial institutions for security on:
- accounts receivable sold (Note (a))	30,361	33,209	4,865
- bills payable (Note (b))	37,007	69,826	10,230
- short-term bank loans (Note (b))	55,000	—	—

	122,368	103,035	15,095

(a)
In its ordinary course of business, the Group enters into one-year agreements with independent financial institutions to sell, on an ongoing basis, accounts receivable up to a specified amount (which totalled RMB300 million as of December 31, 2008 and RMB500 million (USD73 million) as of December 31, 2009). Accounts receivable are sold at a discount, the rate of which is adjusted based upon the timing of collection by the financial institutions. Under the terms of certain of these agreements, a portion of the receivables sold are subject to certain limited recourse provisions. The Group is required to deposit 10% to 20% of the sale proceeds into a restricted bank account as security in the event of default of payment by the customer. The cash in the restricted bank account is released to the Group upon full payment by the customer and is released on a proportionate basis to the extent that the collections fall short of the amount of accounts receivable sold. During the years ended December 31, 2007, 2008 and 2009, the Group sold accounts receivable of RMB200,440,000, RMB202,178,000 and RMB371,604,000 (USD54,440,000) and received proceeds from the sale of the accounts receivable of RMB192,687,000, RMB188,422,000 and RMB355,944,000 (USD52,146,000), respectively. Pursuant to the FASB ASC Topic 860, Transfers and Servicing (SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), the Group surrendered control over the accounts receivable sold to the financial institutions, and accordingly, the accounts receivable were derecognized from the balance sheet on their respective dates of the transfer. Discount from the sale of accounts receivable of RMB7,753,000, RMB13,521,000 and RMB15,660,000 (USD2,294,000), respectively, was included in interest expense for the years ended December 31, 2007, 2008 and 2009. The Company has not experienced any significant losses under the recourse provisions during the three-year period ended December 31, 2009.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(3)	Pledged Time Deposits (continued)
(a)
As of December 31, 2008 and 2009, accounts receivable sold to financial institutions that have not been repaid by the Group’s customers amounted to RMB292,202,000 and RMB318,548,000 (USD46,668,000), respectively.

Pursuant to the sales agreements with the financial institutions, the Group is responsible for servicing the accounts receivable sold until the expiration of the sales agreements. The service obligations primarily consist of serving notice to customers and collecting the cash on behalf of the financial institutions and remitting the cash to the financial institutions by a specified time. No servicing obligation was recorded at the date of sale as the amount was considered to be immaterial. As of December 31, 2008 and 2009, an amount of RMB27,735,000 and RMB27,040,000 (USD3,961,000), respectively, had been collected by the Group pending transfer to the financial institutions, and are included in accrued expenses and other payables in the accompanying consolidated balance sheets.

(b)
The Group entered into several financing facilities for bills and short-term loans with banks during the years presented. Under the terms of the arrangements, cash deposits ranging from 20% to 100% of the respective financing facilities amount were pledged to the banks. The pledged deposits will be released upon the termination or expiry of these facilities.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(4)	Accounts Receivable, net
Accounts receivable at December 31, 2008 and 2009 consist of the following:

	2008	2009	2009
	RMB’000	RMB’000	USD’000

Accounts receivable net of allowances for estimated settlement discounts of RMB24,425 and RMB53,624 respectively as of December 31, 2008 and 2009	1,249,250	1,350,552	197,857
Less: Allowance for doubtful accounts	(25,323)	(36,586)	(5,360)

	1,223,927	1,313,966	192,497
Long term accounts receivable, net	(551,210)	(452,191)	(66,246)

	672,717	861,775	126,251
Bills receivable	55,543	30,374	4,450

Short term accounts receivable, net	728,260	892,149	130,701

An analysis of the settlement discounts account for 2007, 2008 and 2009 is as follows:

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Balance at beginning of year	14,982	10,657	24,425	3,578
Utilization during the year	—	—	(26,301)	(3,853)
(Reversal of provision)/provision during the year	(4,325)	13,768	55,500	8,131

Balance at end of year	10,657	24,425	53,624	7,856

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(4)	Accounts Receivable, net (continued)

Accounts receivable due beyond one-year are classified as long-term accounts receivable in the accompanying consolidated balance sheets and discounted at the applicable discount rate at the time of the receivable is recorded. For the years ended December 31, 2008 and 2009, the weighted average discount rates were 6.85% and 5.31% per annum, respectively. Long term accounts receivable are stated after the deduction of unearned interest of RMB45,183,000 and RMB31,821,000 (USD4,662,000), respectively, as of December 31, 2008 and 2009.

An analysis of the allowance for doubtful accounts for 2007, 2008 and 2009 is as follows:

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Balance at beginning of year	6,177	22,354	25,323	3,710

Derecognized on disposal of subsidaries	—	(11,017)	—	—
Charged to Statements of Operations	16,177	57,574	11,916	1,746
Written back during the year	—	—	(653)	(96)
Written off during the year	—	(43,588)	—	—

Balance at end of year	22,354	25,323	36,586	5,360

Accounts receivable balances written off during the year ended December 31, 2008 were related to aged receivables due from certain non-operator customers, who have encountered financial difficulties caused by the adverse market conditions. No accounts receivable balances was written off during the year ended December 31, 2009.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(5)	Inventories
Inventories at December 31, 2008 and 2009 consist of the following:

	2008	2009	2009
	RMB’000	RMB’000	USD’000

Raw materials	163,589	205,608	30,122
Work-in-progress	15,539	8,055	1,180
Finished goods	341,491	557,573	81,685

	520,619	771,236	112,987

Included in finished goods are i) wireless coverage products delivered to customers’ sites which have not been accepted by the customers; and ii) deferred installation costs related to costs incurred for installation of wireless coverage products for which the related preliminary inspection certificates have not been issued at the respective balance sheet dates. As at December 31, 2008 and 2009, deferred installation costs amounted to RMB54,215,000 and RMB97,931,000 (USD14,347,000), respectively.

Inventories were written down by RMB Nil, RMB41,952,000 and RMB16,055,000 (USD2,352,000) and charged to cost of revenues during 2007, 2008 and 2009 respectively. The write down of inventory during the years ended December 31, 2008 and 2009 was mainly related to obsolete inventories that are no longer suitable for future network construction, due to rapid advancement in wireless coverage technology and the rollout of large scale 3G network constructions.

(6)	Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following:

	2008	2009	2009
	RMB’000	RMB’000	USD’000

Deposits	13,204	14,430	2,114
Prepayment for purchase of raw material	34,539	40,687	5,961
Advances to employees	36,285	15,468	2,266
Prepayment for installation costs to subcontractors	8,298	8,984	1,316
Others	5,342	2,266	332

Total prepaid expenses and other current assets	97,668	81,835	11,989

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(7)	Income Tax Expense
Cayman Islands and British Virgin Islands Taxes

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and GrenTech (BVI) Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company and GrenTech (BVI) Limited, no Cayman Islands or British Virgin Islands withholding tax is imposed.

PRC Tax

Prior to January 1, 2008, the general PRC’s statutory income tax rate was 33%. Shenzhen GrenTech, Shenzhen Lingxian, Kaige, Kaixuan and RF Technology were established in the Shenzhen Special Economic Zone and were entitled to the preferential income tax rate of 15%. Furthermore, Shenzhen GrenTech and Shenzhen Lingxian were granted an additional 50% relief from the preferential income tax rate of 15% and were subject to a reduced income tax rate of 7.5% for 2007. In addition, as a foreign investment enterprise (“FIE”) established in the coastal open economic area, Lake Microwave was subject to income tax at a rate of 27% for 2007.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(7)	Income Tax Expense (continued)

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”), which unified the income tax rate to 25% for all enterprises. The new tax law was effective as of January 1, 2008. The new tax law also provides a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Further, entities that qualified as “Advance and New Technology Enterprise” (“ANTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the recognition criteria and procedures for ANTE under the new tax law were not issued until April 2008. Under the new tax law, Shenzhen Lingxian, Kaige and Kaixuan are subject to the transitional tax rates of 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. RF Communication and RF Technology were established after March 16, 2007 and therefore are subject to income tax at 25% beginning on January 1, 2008. Lake Microwave and Lake Communication were subject to income tax at 25% for 2008 prior to their disposal by the Group during December 2008 (Note 16).

As of December 31, 2008, Shenzhen GrenTech had not completed all the procedures required under the new tax law that would entitle it to the ANTE preferential tax rate of 15%. In March 2009, Shenzhen GrenTech obtained the ANTE certificate that entitles it to the preferential income tax rate of 15% under the new tax law retroactively from January 1, 2008 to December 31, 2010. Thereafter, Shenzhen GrenTech is subject to income tax at 24% for 2011 and at 25% from 2012 onwards.

The Group’s income tax expense consists of the following:

PRC Income tax expense/(benefit)	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2007	11,866	(1,545)	10,321

Year ended December 31, 2008	12,608	(9,451)	3,157

Year ended December 31, 2009	35,701	(17,633)	18,068

(USD’000)	5,230	(2,583)	2,647

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(7)	Income Tax Expense (continued)

Income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC income tax rate of 15% (the applicable tax rate of the Company’s principal subsidiaries) for 2007 and 25% for 2008 and 2009 for the following reasons:

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000
Income (loss) before income tax expense:
- PRC	105,567	(130,458)	62,870	9,211
- Non-PRC	(13,692)	(13,548)	(12,144)	(1,780)

Income (loss) before income tax expense	91,875	(144,006)	50,726	7,431

Computed “expected” tax expense/(benefit)	13,781	(36,002)	12,681	1,858
Non-deductible expenses:
Impairment of goodwill	—	4,138	—	—
Entertainment expenses	4,405	4,051	4,098	600
Settlement discounts on accounts receivables	—	1,893	—	—
Share-based compensation	—	575	746	109
Bad debt expenses for accounts receivables	—	15,165	1,916	281
Bad debt expenses for other receivables	—	—	129	19
Others	885	506	—	—
Gain on disposal of investment	—	4,963	—	—
Additional deduction for research & development expenses	—	(4,073)	(5,063)	(742)
Change in deductibility of settlement discounts on accounts receivables	—	—	(3,664)	(537)
Non-taxable income	(48)	(48)	—	—
Tax rate differential	2,385	15,002	2,852	419
Tax holiday	(11,048)	—	—	—
Change in valuation allowance	4,526	320	832	122
Effect of change in enacted tax rate / tax status	(4,565)	—	4,070	596
Effect of change in tax rate on deferred tax assets	—	(3,333)	(400)	(59)

Actual income tax expense	10,321	3,157	18,068	2,647

If the Company’s subsidiaries were not in the tax holiday periods, the income tax expense would be increased by RMB11,048,000 and RMB Nil and RMB Nil(USD Nil) for the years ended December 31, 2007, 2008 and 2009, respectively and the earnings per share available to ordinary shareholders for such periods would be decreased as follows.

	2007	2008	2009	2009
	RMB	RMB	RMB	USD

Decrease in earnings per share attributable to the equity shareholders of the Company:
- Basic	0.02	—	—	—

- Diluted	0.02	—	—	—

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(7)	Income Tax Expense (continued)

As of December 31, 2009, the Group has unused tax losses of RMB4,107,000 (USD601,000), of which RMB50,000 and RMB4,057,000, if unused, will expire in 2013 and 2014, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2008 and 2009 are presented below:

	2008	2009	2009
	RMB’000	RMB’000	USD’000

Deferred tax assets — Current
Accounts receivable	—	8,044	1,178
Deferred income	5,062	11,317	1,659
Accrual	858	2,801	410
Warranty provision	2,479	3,734	546
Inventories	8,430	9,062	1,328
Tax loss carryforwards	1,037	842	123

Total gross deferred tax assets	17,866	35,800	5,244

Less: valuation allowance	(729)	(842)	(123)

	17,137	34,958	5,121

Deferred tax liabilities — Non-current
Property, plant and equipment	(4,752)	(4,679)	(686)

Total gross deferred tax liabilities	(4,752)	(4,679)	(686)

Net deferred tax assets	12,385	30,279	4,435

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(7)	Income Tax Expense (continued)

An analysis of the valuation allowance for 2007, 2008 and 2009 is as follows:

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Balance at the beginning of year	865	5,181	729	107
Charged to statements of operations	4,526	320	832	122
Effect of change in tax rate	(210)	124	—	—
Disposal of subsidiaries (Note16)	—	(4,896)	—	—
Deregistration of a subsidiary	—	—	(719)	(106)

Balance at the end of year	5,181	729	842	123

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes that the deferred tax assets, net of the valuation allowance, as of December 31, 2008 and 2009, are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The new tax law and its relevant regulations also impose a withholding tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on undistributed earnings, if any, of its subsidiaries as of December 31, 2008 and 2009 since these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. As of December 31, 2008 and 2009, the undistributed earnings that the Company intends to reinvest indefinitely, and for which no deferred tax liability was recognized, were RMB26,674,000 and RMB88,828,000 (USD13,013,000), respectively. As of December 31, 2008 and 2009, the unrecognized deferred tax liabilities related to the undistributed earnings subject to withholding tax were RMB2,667,000 and RMB8,883,000 (USD1,301,000), respectively.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(7)	Income Tax Expense (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Balance as at Januray 1	25,964	37,830	37,360	5,473
Additions based on tax positions related to the current year	11,866	10,123	32,319	4,735
Reductions due to disposal of subsidiaries	—	(10,593)	—	—

Balance as at December 31, 2009	37,830	37,360	69,679	10,208

Included in the balance of unrecognized tax benefits as of December 31, 2009 are potential benefits of RMB69.7 million (US$10.2 million), if recognized, would affect the effective tax rate. Unrecognized tax benefits represent differences between revenue recognition based on a cash basis which is acceptable by the local tax authorities and revenue recognition on an accrual basis which is in line with the relevant tax regulations. The Group is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. During the year, the Group had an increase of RMB32.3 million (US$4.7 million) to its current year unrecognized tax benefits. No interest and penalty expenses were recorded as of January 1, 2007 and for each of the years ended December 31, 2007, 2008 and 2009.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000 (USD14,657). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC income tax returns for the Company’s PRC subsidiaries for years beginning in 2004 are open to examination by the PRC state and local tax authorities.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(8)	Property, Plant and Equipment, net and Construction in Progress
Property, plant and equipment, net consist of the following:

	2008	2009	2009
	RMB’000	RMB’000	USD’000

Buildings	258,058	288,563	42,275
Equipment and machinery	169,152	195,364	28,621
Motor vehicles	17,961	17,349	2,542
Office equipment and computer software	45,336	49,479	7,248

	490,507	550,755	80,686
Accumulated depreciation	(78,248)	(106,177)	(15,555)

	412,259	444,578	65,131
Construction in progress	2,816	3,961	580

	415,075	448,539	65,711

Interest capitalization for the years ended December 31, 2007, 2008 and 2009 were RMB4,802,000, and RMB11,894,000 and RMB Nil respectively.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(9)	Lease Prepayments, net

	2008	2009	2009
	RMB’000	RMB’000	USD’000

Prepaid land use rights	85,078	85,078	12,464
Accumulated amortization	(2,954)	(4,656)	(682)

	82,124	80,422	11,782

Lease prepayment at December 31, 2009 represented the land use rights for a piece of land located in Shenzhen High-Tech Industry Park (“SHTIP”) and a piece of land located in Shenzhen Longgang.

The prepaid land use right located in SHTIP has been pledged to banks as collateral for bank loans with a balance of RMB150,000,000 and 130,000,000(USD19,045,000) as of December 31, 2008 and 2009, respectively (Note 14). The prepaid land use right located in Longgang has been pledged to Bank of China as collateral for short-term bank loan facilities, bills facilities and receivable selling facilities (Note13).

Amortization expense for the years ended December 31, 2007, 2008 and 2009 were RMB1,178,000, RMB1,874,000 and RMB1,702,000 (USD249,000), respectively.
(10)	Intangible Assets, net

	2008	2009	2009
	RMB’000	RMB’000	USD’000

Patent	3,260	3,260	478
Accumulated amortization	(1,445)	(3,074)	(451)

	1,815	186	27

Amortization expense for the years ended December 31, 2007, 2008 and 2009 were RMB38,000, RMB1,482,000 and RMB1,629,000 (USD239,000) respectively.

The estimated amortization expense of intangible assets for the next five years is as follows:

	RMB’000	USD’000

2010	186	27
2011	—	—
2012	—	—
2013	—	—
2014	—	—

	186	27

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(11)	Accrued Expenses and Other Payables
Accrued expenses and other payables at December 31, 2008 and 2009 consist of the following:

	2008	2009	2009
	RMB’000	RMB’000	USD’000

Amounts collected on sold accounts receivable on behalf of financial institutions (Note 3(a))	27,735	27,040	3,961
Allowance for product warranties (Note 12)	12,395	23,283	3,411
Accruals for salaries and welfare	14,969	15,914	2,331
Receipts in advance	23,355	71,346	10,452
Value-Added Tax (“VAT”) payable	111,284	110,031	16,120
Business and other taxes payable	24,746	28,981	4,246
Staff deposits	218	217	32
Payable for purchase of property, plant and equipment	24,333	19,597	2,871
Others	8,449	7,890	1,156

	247,484	304,299	44,580

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(12)	Allowance for Product Warranties
An analysis of the allowance for product warranties for 2007, 2008 and 2009 is as follows:

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Balance at beginning of year	12,308	12,328	12,395	1,816
Amount charged to expense	10,483	8,697	24,377	3,571
Amount utilized	(10,463)	(8,630)	(13,489)	(1,976)

Balance at end of year	12,328	12,395	23,283	3,411

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(13)	Short-Term Bank Loans
Short-term bank loans outstanding, which are all denominated in Renminbi, are as follows:

	2008	2009	2009
	RMB’000	RMB’000	USD’000

- Unsecured	425,000	333,378	48,840
- Secured	55,207	280,000	41,020

	480,207	613,378	89,860

During the years ended December 31, 2008 and 2009, the Group entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2008 and 2009 were 6.66% and 5.27% per annum, respectively.

The Group has available undrawn committed bank loan facilities and bills financing facilities amounting to RMB149 million (USD22 million) and RMB94 million (USD14 million), respectively, as of December 31, 2009. In addition, the Group has unutilized facilities where it can sell accounts receivable up to RMB154 million (USD23 million) as of December 31, 2009.

The Group is required to maintain certain financial ratios and minimum amounts of consolidated net worth under the terms of one of the short term loan agreements. The Group has been in compliance with these covenants throughout the term of the loan.

(14)	Long-Term Bank Loan

On May 22, 2007, Shenzhen GrenTech entered into a long term loan with China Construction Bank (“CCB”), amounting to RMB150,000,000. The loan is to be repaid in four equal annual instalment of RMB20,000,000, commencing on May 22, 2009 with a final payment of RMB70,000,000 on May 21, 2013. Interest is paid to CCB on a monthly basis. The loan is secured by the land use right acquired by the Group for the construction of its headquarters in SHTIP (Note 9).

The loan bears an interest rate of 95% of the annual benchmark borrowing rate assigned by the People’s Bank of China.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(15)	Acquisitions
(a)	Acquisition of the entire equity interest of Kaige and its wholly owned subsidiary, Kaixuan

On December 19, 2007, Shenzhen GrenTech entered into a sale and purchase agreement with an independent third party, Huaming Investment Holdings Limited Company Limited (“Huaming”), whereby Huaming agreed to sell the entire equity interest in Kaige and its wholly owned subsidiary, Kaixuan to Shenzhen GrenTech for a consideration of RMB57,866,000. Shenzhen GrenTech paid the consideration with RMB10,000,000 cash and certain accounts receivable with an estimated fair value of RMB47,866,000. Following the acquisition of Kaige and Kaixuan, the Group is able to provide installation services for wireless equipment on its own. The goodwill of RMB19,373,000 recognized is attributable to the higher efficiency and potential cost savings achieved through the vertical integration from the production to the installation services of wireless products.

The Group has accounted for the above acquisition under the purchase method. The results of operations of Kaige and Kaixuan are consolidated and included in the financial statements of the Company from the date of the acquisition which was December 25, 2007.

(b)	Acquisition of the additional 20% equity interest of Lake Communication

On December 19, 2007, Shenzhen GrenTech purchased the 20% noncontrolling interest of Lake Communication from Mr. Zhuang Haifan (“Zhuang”), the then 20% noncontrollling interest shareholder for a consideration RMB29,628,000. The consideration was paid by the transfer of accounts receivable of Shenzhen GrenTech with a carrying amount of RMB29,628,000. Zhuang is the son of Mr. Zhuang Kunjie, who was a director and the Chief Technology Officer of China GrenTech at the date of acquisition.

The Group has accounted for the acquisition of the additional equity interest under the purchase method, which resulted in goodwill of RMB10,658,000 being recognized. As a result of the acquisition of the 20% equity interest, Lake Communication became a wholly owned subsidiary of Shenzhen GrenTech.

The above acquisitions in aggregate were not material to the Group’s financial position or results of operations for the periods presented.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(16)	Dispositions
Disposition of the entire equity interest in Lake Communication and Lake Microwave

On December 17, 2008, Shenzhen GrenTech entered into a sale and purchase agreement with Zhuang, to sell the entire equity interest in Lake Communication and its 80% equity interest in Lake Microwave for a consideration of RMB101,330,000 and RMB870,000, respectively.

On December 17, 2008, in connection with the sale, Shenzhen GrenTech entered into a debt transfer agreement with Zhuang, in which Zhuang assumed the accounts payable obligation that Shenzhen GrenTech owed to Lake Communication in the amount of RMB102,200,000 as a payment of the consideration for the purchase of Lake Communication and Lake Microwave. The Group recorded a net gain from the disposal of Lake Communication and Lake Microwave totalling RMB4,556,000 in 2008. The gain from the disposal considered the goodwill of RMB10,658,000, previously recognized in 2007 related to the acquisition of the additional 20% equity interest of Lake Communication (Note 15 (b)). In addition, the gain also considered the waiver of dividend receivable from Lake Communication, amounting to RMB15,200,000.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(17)	Share-based compensation

On March 14, 2008, the Company granted stock options (“March 2008 options”) to executives and independent directors as well as various employees to purchase a total of 10,000,000 ordinary shares of the Company at an exercise price of USD0.21 per ordinary share. The March 2008 options vest on March 14, 2010 and expire on March 14, 2013.

On December 23, 2008, the Company granted another batch of stock options (“December 2008 options”) to several directors and employees to purchase a total of 28,000,000 ordinary shares of the Company at an exercise price of USD0.04 per ordinary share. The December 2008 options vest on December 23, 2010 and expire on December 23, 2013.

The fair value of March 2008 and December 2008 options awarded were estimated on the date of grant using the Black-Scholes option pricing model based on the following assumptions:

	March 2008	December 2008
	options	options

Fair value of shares on grant date	USD0.11	USD0.03
	per ordinary	per ordinary
	share	share
Expected volatility	65.7%	94.7%
Expected dividends	Nil	Nil
Expected term (in years)	3.5	3.5
Risk-free rate	2.4%	1.5%

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

The weighted-average grant-date fair value of the March 2008 and December 2008 options granted were RMB6,635,000 and RMB4,710,000, respectively. None of the options have been vested or exercised during 2008 and 2009. No option was forfeited in 2008. During the year ended December 31, 2009, 2,420,000 options of December 2008 options were forfeited. As of December 31, 2009, 35,580,000 options were outstanding, none of which were exercisable.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(17)	Share-based compensation (continued)

The share-based compensation expense charged as general and administrative expenses during the year ended December 31 2009 in respect of the March 2008 options and December 2008 options were RMB2,801,000 (USD410,000) (2008: RMB3,170,000) and RMB2,175,000 (USD319,000) (2008: RMB24,000) respectively.

As of December 31, 2009, total unrecognized compensation cost related to unvested share options outstanding amounted to RMB2,768,000 (USD406,000) (2008:RMB8,151,000), which is expected to be recognized over a weighted-average period of 0.8 years (2008: 1.7 years).

(18)	Revenues

The Group derives revenues from the sale of wireless coverage products and installation services, either under a standalone sales contract; or a bundled wireless coverage product and installation service contract and the sale of RF parts and components and RF-based wireless access products. The components of revenues are as follows:

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000
Sale of wireless coverage	577,971	498,928	781,973	114,560
Installation services of wireless coverage products	223,461	277,931	469,502	68,782
RF parts and components	173,545	221,566	406,968	59,621

	974,977	998,425	1,658,443	242,963

Reversal of provision/ (provision) for settlement discounts	4,325	(13,768)	(55,500)	(8,131)

	979,302	984,657	1,602,943	234,832

(19)	Depreciation
Depreciation of property, plant and equipment is included in the following:

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Cost of revenues	18,951	16,949	12,070	1,768
Research and development costs	3,834	6,937	6,494	951
Sales and distribution expenses	3,361	3,462	3,479	510
General and administrative expenses	2,858	4,979	8,642	1,266

	29,004	32,327	30,685	4,495

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(20)	Earnings (loss) per share

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Net income (loss) attributable to shareholders of the Company	82,536	(146,367)	32,672	4,786
Denominator:

Weighted average number of ordinary shares outstanding	624,624,852	610,158,841	595,536,733	595,536,733
Effect of stock options	—	—	9,244,308	9,244,308

Weighted average number of diluted shares outstanding	624,624,852	610,158,841	604,781,041	604,781,041

Basic earnings (loss) per share	0.13	(0.24)	0.05	0.01

Diluted earnings (loss) per share	0.13	(0.24)	0.05	0.01

There were no dilutive ordinary shares outstanding during the years ended December 31, 2007 and 2008.
(21)	Related party transactions
The principal related party transactions during the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Acquisition of additional 20% equity interest of Lake Communication (Note 15)	30,000	—	—	—

Disposition of 100% equity share of Lake Communication (Note 16)	—	86,130	—	—

Disposition of 80% equity share of Lake Microwave (Note 16)	—	870	—	—

Purchases from Lake Communication (Note (a))	—	—	138,252	20,254

(a)
The Company purchased RF components under normal business term from Lake Communication, for its own manufacturing of wireless network products. Amounts due to Lake Communication amounting to RMB9,648,000 and RMB 34,000,000 (USD4,981,000) as at December 31, 2008 and 2009 respectively, were arose from the purchase of RF components. The balance is repayable from 60 days to 90 days from date of billing.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(22)	Pension and Other Post Retirement Benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate 10% to 11% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Company’s employees in the PRC. The total amount of contributions of RMB11,982,000, RMB16,844,000 and RMB18,894,000 (USD2,768,000) for the years ended December 31, 2007, 2008 and 2009 respectively, was charged to expenses in the accompanying consolidated statements of operations. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(23)	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, short-term accounts receivable, bills receivable, amounts due from related parties, accounts and bills payable, accrued expenses and other payables, amounts due to related parties, approximates their fair values because of the short maturity of these instruments. The carrying amount of short-term borrowings approximates fair value determined based on the borrowing rates currently available for debt securities with similar terms and maturities.

Long term accounts receivable as of December 31, 2008 and 2009 were recorded in the accompanying consolidated balance sheets at their present value based on a discount rate of 6.85% and 5.31% per annum respectively, which approximated the discount rate generally available for discounting similar instruments with PRC banks. The carrying amount of long term accounts receivable approximates their fair value.

The fair value of long-term debt was estimated by discounting the future cash flows using the borrowing rate for which financial institutions would charge borrowers with similar credit ratings and remaining maturities. The carrying amount of long-term debt approximates its fair value due to the interest rate on the long-term debt is not significantly different from the borrowing rate used in the estimation of its fair value.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(24)	Business and Credit Concentrations
All of the Company’s customers are located in the PRC. The following are customers that individually comprise 10% or more of gross revenue for the years ended December 31, 2007, 2008 and 2009:

	2007		2008		2009		2009
	RMB’000%		RMB’000%		RMB’000%		USD’000

China Unicom Group	377,785	39	244,455	24	518,246	32	75,923
China Mobile Group	317,735	32	390,266	40	390,902	24	57,267
China Telecom Group	49,636	5	75,440	8	241,198	15	35,336
The Company’s RF based products customer — Customer A	123,076	13	58,941	6	113,093	7	16,568
The Company’s RF based products customer — Customer B	37,088	4	102,253	10	137,588	9	20,157

At December 31, 2008 and 2009, approximately 91% and 89% of gross accounts receivable, respectively, were due from these customers. A termination in relationship in or a reduction in orders from any one of these customers would have a material impact on the Group’s results of operations and financial condition. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(24)	Business and Credit Concentrations (continued)

The gross accounts receivables due from major customers, China Unicom Group, China Mobile Group and China Telecom Group, and two of the Company’s RF based products customers at December 31, 2008 and 2009, were as follows:

	2008	2009
	RMB’000	RMB’000
China Unicom Group
— Current portion	234,823	318,477
— Long-term portion	253,169	184,932

	487,992	503,409

China Mobile Group
— Current portion	223,797	287,671
— Long-term portion	228,038	144,312

	451,835	431,983

China Telecom Group
— Current portion	96,366	99,655
— Long-term portion	48,026	90,456

	144,392	190,111

The Company’s RF based products customer — Customer A
— Current portion	49,451	28,580
— Long-term portion	—	—

	49,451	28,580

The Company’s RF based products customer — Customer B
— Current portion	1,463	50,529
— Long-term portion	—	—

	1,463	50,529

	1,135,133	1,204,612

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(25)	Commitments and Contingencies
(i)	Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2009 are as follows:

	RMB’000	USD’000
2010	5,203	762
2011	636	93
2012	31	5
2013	—	—
2014	—	—

	5,870	860

For the years ended December 31, 2007, 2008 and 2009, total rental expenses for operating leases were RMB18,910,000, RMB13,296,000 and RMB18,479,000 (USD2,707,000) respectively.

(ii)	Capital commitments

Capital commitments for future purchase of property, plant and equipment as of December 31, 2009 was RMB1,219,000 (USD 179,000).

(iii)	Loan guarantees

As at December 31, 2008, Shenzhen GrenTech provided guarantees for bank loans amounting to RMB22,340,000 and RMB12,000,000 to Lake Communication and Lake Microwave, respectively. These guarantees were entered into in October 2006, prior to the date the Group disposed of its equity interest in Lake Communication and Lake Microwave. These guarantees expired in August 2009 and September 2009 respectively. As at December 31, 2009, the group did not provide any loan guarantee to any parties.

(iv)	Contingencies

In the ordinary course of its business, the Group provides customers with one to three years of warranty protection, under which the Group agrees to repair or replace defective installed wireless coverage products at no additional cost to the customers. The contracts generally do not contain disclaimers or limitations on product liabilities for special, consequential and incidental damages, nor does the Group typically cap the amounts the customers may recover for damages. In addition, the Group does not currently maintain any insurance for product liability or warranty claims. The failure of the Group’s installed wireless coverage products to operate properly and the potential damage from malfunction of the Group’s products could give rise to substantial liabilities under the warranties and otherwise.

China GrenTech Corporation Limited and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2007, 2008 and 2009
(expressed in RMB and USD)
(26)	China GrenTech Corporation Limited (Parent Company)

In accordance with the relevant PRC regulations, the Company’s PRC subsidiaries may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, these subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital

Furthermore, certain subsidiaries were previously required to allocate 5% to 10% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund, which was restricted to be used for capital expenditures for staff welfare facilities owned by the Company. In accordance with the new regulations which became effective January 1, 2006, appropriation to the statutory public welfare fund is no longer required and the balance of the statutory public welfare fund of RMB40,986,000 had been transferred to the statutory general reserve on January 1, 2006.

As of December 31, 2008 and 2009, an amount of RMB142,158,000 and RMB148,698,000 (USD21,784,000) were appropriated from retained earnings and set aside for statutory general reserves respectively by the Company’s PRC subsidiaries. A similar appropriation was made at the Company’s level.

As of December 31, 2008 and 2009, the amount of restricted net assets of the Company’s subsidiaries, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 9% and 13% respectively of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

On September 21, 2007, the Board of Directors of the Company authorized a share repurchase program. The share repurchase program allows the Company from time to time and without an expiration date, to repurchase up to US$8.0 million worth of its issued and outstanding ADSs from the open market.

On June 4, 2009, the Board of Directors of the Company authorized an amended share repurchase program which allows the Company from time to time and without an expiration date, to repurchase up to US$7.0 million worth of its issued and outstanding ADSs from the open market. This share repurchase program supersedes the previous share repurchase program announced on September 21, 2007.

During the years ended December 31, 2007, 2008 and 2009, the Company purchased 10,936,000, 12,085,225 and 11,841,650 of its ordinary shares for a total purchase price of USD3,626,000 (equivalent to RMB26,447,000), USD1,480,000 (equivalent to RMB10,097,000) and USD1,228,000 (equivalent to RMB8,386,000), respectively.