Form 20-F
period 2010-12-31
China GrenTech CORP LTD
filed 2011-06-30
CIK 1347510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from                      to
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
Telephone: (86 755) 2663-7600
Facsimile: (86 755) 2654-6999 ext. 0017
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered
American Depositary Shares, each representing 25	The NASDAQ Global Select Market
ordinary shares of par value US$0.00002 per share
Ordinary shares of par value US$0.00002 per share*	The NASDAQ Global Select Market*

*	Not for trading, but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2010, 563,244,750 ordinary shares, par value US$0.00002 per share.
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
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

-i-

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

SUPPLEMENTAL INFORMATION
For the purposes of this annual report, all geographical and statistical references to “China” and “PRC” in this annual report are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to the provinces, municipalities under direct administration of the PRC central government and provincial-level autonomous regions of China.
All references to “RMB” or “Renminbi” are to the legal currency of China, and all references to “U.S. dollar” or “US$” are to the legal currency of the United States of America, or the United States or the U.S. For your convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at the noon buying rate for U.S. dollars in effect on December 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was RMB6.6000 = US$1.00.
On June 17, 2011, the noon buying rate was RMB6.4700 = US$1.00. See “Exchange Rate Information.” We make no representation that any amounts in Renminbi or U.S. dollars referred to in this annual report could be or could have been converted into each other at any particular rate or at all.
We have approximated all numbers in this annual report to their closest round numbers. Also due to rounding, figures shown as totals in tables may not be an arithmetic aggregation of the figures preceding them.
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
Item 3. KEY INFORMATION
A. Selected Financial Data
The following tables present our selected consolidated financial data as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010.

Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and our financial statements are reported in Renminbi. The consolidated statement of operations information and selected cash flow information for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations information for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in this annual report. Our historical results do not necessary indicate the results that may be expected for any future periods.

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except for per share and number of shares data)
Consolidated statements of operations information
Revenues	832,795	979,302	984,657	1,602,943	1,720,974	260,754
Cost of revenues	(437,040)	(611,436)	(751,367)	(1,223,973)	(1,265,247)	(191,704)

Gross profit	395,755	367,866	233,290	378,970	455,727	69,050
Other revenue	—	—	—	3,344	16,594	2,514
Operating expenses
Research and development costs	(47,671)	(56,525)	(70,232)	(59,899)	(71,590)	(10,847)
Sales and distribution expenses	(112,948)	(126,816)	(138,524)	(180,525)	(166,592)	(25,241)
General and administrative expenses	(55,944)	(68,498)	(127,028)	(81,506)	(78,478)	(11,891)
Impairment of goodwill	—	—	(27,589)	—	—	—

Total operating expenses	(216,563)	(251,839)	(363,373)	(321,930)	(316,660)	(47,979)

Operating income (loss)	179,192	116,027	(130,083)	60,384	155,661	23,585
Other income (expense)
Interest income	19,186	22,313	31,257	40,997	27,770	4,208
Interest expense	(28,026)	(35,347)	(54,844)	(56,766)	(58,142)	(8,809)
Investment income	238	318	4,873	—	—	—
Foreign currency exchange loss	(9,875)	(18,791)	(10,418)	(211)	(597)	(90)
Grant income	7,670	7,355	15,209	6,322	2,157	327

Total other expense	(10,807)	(24,152)	(13,923)	(9,658)	(28,812)	(4,364)

Income (loss) before income tax expense	168,385	91,875	(144,006)	50,726	126,849	19,221
Income tax expense	(18,277)	(10,321)	(3,157)	(18,068)	(29,714)	(4,502)

Net income (loss)	150,108	81,554	(147,163)	32,658	97,135	14,719
Net (loss) income attributable to non-controlling interests	(1,267)	982	796	14	1,005	152

Net income (loss) attributable to the equity shareholders of China GrenTech Corporation Limited, or GrenTech	148,841	82,536	(146,367)	32,672	98,140	14,871
Dividends, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	(549)	—	—	—	—	—

Net income (loss) attributable to the equity shareholders of GrenTech	148,292	82,536	(146,367)	32,672	98,140	14,871

Earnings (loss) per share:
- Basic	0.25	0.13	(0.24)	0.05	0.17	0.03
- Diluted	0.25	0.13	(0.24)	0.05	0.16	0.02
Weighted average number of ordinary shares outstanding:
- Basic	584,580,799	624,624,852	610,158,841	595,536,733	581,814,594	581,814,594
- Diluted	593,150,684	624,624,852	610,158,841	604,781,041	595,199,449	595,199,449
Total cash dividend declared to ordinary shareholders	7,609	—	—	—	—	—

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated balance sheet information
Cash and cash equivalents	467,423	316,778	293,353	469,454	380,098	57,591
Restricted cash	238,618	259,786	122,368	103,035	90,132	13,656
Accounts receivable, net	747,859	925,838	728,260	892,149	1,154,540	174,931
Inventories	434,406	542,094	520,619	771,236	643,265	97,464
Total current assets	1,948,407	2,107,691	1,779,666	2,352,667	2,374,988	359,847
Property, plant and equipment, net	161,503	225,069	412,259	444,578	436,290	66,105
Construction in progress	7,100	134,637	2,816	3,961	63,008	9,547
Long-term accounts receivable	268,957	389,505	551,210	452,191	462,521	70,079
Total assets	2,415,834	2,997,299	2,838,970	3,337,347	3,419,003	518,032
Short-term bank loans	336,050	456,050	480,207	613,378	638,229	96,702
Total current liabilities	866,435	1,249,081	1,266,617	1,755,819	1,772,001	268,485
Long-term bank loan	—	150,000	130,000	110,000	90,000	13,636
Total liabilities	866,435	1,405,019	1,401,369	1,870,498	1,866,599	282,818
Total equity	1,549,399	1,592,280	1,437,601	1,466,849	1,552,404	235,214

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated cash flow information
Net cash (used in) provided by operating activities	(114,778)	(120,228)	5,056	90,731	10,225	1,548
Net cash (used in) provided by investing activities	(243,150)	(294,437)	28,113	(45,338)	(91,672)	(13,890)
Net cash provided by (used in) financing activities	708,514	272,619	(52,085)	130,919	(7,312)	(1,107)
Cash and cash equivalents at the end of year	467,423	316,778	293,353	469,454	380,098	57,591
Exchange Rate Information
We prepare our financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollars, and vice versa, at RMB6.6000 = US$1.00, the noon buying rate in effect on December 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. On June 17, 2011, the noon buying rate was RMB6.4700 = US$1.00.
The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in Renminbi:

	Noon buying rate
Period	Period end	Average (1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
2010 December	6.6000	6.6497	6.6745	6.6000
2011 January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 17)	6.4700	6.4785	6.4830	6.4700
Source: Federal Reserve Statistical Release.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use Of Proceeds
Not applicable.
D. Risk Factors
Risks Relating to Our Company
We derive a significant portion of our revenues from the three telecommunications operators in China, and our revenues could decline significantly if any of them reduces its purchases of our wireless coverage products and services.
We provide most of our wireless coverage products and services to the three telecommunications operators in China, namely China Mobile Communications Corporation and its affiliates, or the China Mobile group, China United Telecommunications Corporation and its affiliates, or the China Unicom group, and China Telecom Corporation and its affiliates, or the China Telecom group. In 2008, 2009 and 2010, we derived 39.6%, 24.4% and 36.7%, respectively, of our revenues from China Mobile group’s local affiliates, 24.8%, 32.3% and 28.1%, respectively, of our revenues from China Unicom group’s local affiliates, and 7.7%, 15.0% and 13.3%, respectively, of our revenues from China Telecom group’s local affiliates. In addition, as of December 31, 2008, 2009 and 2010, 36.2%, 32.0% and 38.5%, respectively, of our gross accounts receivable were attributable to China Mobile group’s local affiliates, 39.1%, 37.3% and 31.6%, respectively, of our gross accounts receivable were attributable to China Unicom group’s local affiliates, and 11.6%, 14.1% and 16.2%, respectively, of our gross accounts receivable were attributable to China Telecom group’s local affiliates.
Historically, we typically entered into contracts with individual local affiliates of our major customers and treated these local affiliates as separate customers. Although it has been our business practice to interact with each local affiliate individually, they are under the common control of their parent company. Due to changes to the equipment procurement policies of our major customers in 2007 and 2008, procurement decisions for equipment of the three Chinese telecommunications operators are now made by the parent company and its local affiliates through a centralized bidding process which has led to intensified industry-wide pricing pressure. For more details, see “Risk Factors—Risks Relating to Our Company—Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products.”
We also experience delays in payments from the China Mobile group, the China Unicom group and the China Telecom group during the ordinary course of our business. As explained in the next risk factor, this is largely due to our limited bargaining leverage and the resulting lack of a specific timetable in certain of our sale and purchase contracts to require our customers to issue completion certificates and to perform preliminary inspections, which are pre-conditions to their initiation of payments. Despite our constant attempts, we have not been able to significantly change this prevalent practice in our industry due to our limited bargaining leverage, and we expect this practice to continue in coming periods.
The restructuring of China’s telecommunications operators announced in May 2008 has been completed, and licenses to operate third generation wireless communications, or 3G, networks were granted in China in January 2009. This led to a significant increase in capital expenditure on 3G network construction by the three telecommunications operators in China in 2009. However, telecommunications operators reduced the pace of such capital expenditure in 2010 and may cease or continue to reduce the pace of such capital expenditure in the future due to reasons beyond our control. Additionally, the competitive situation in the wireless communication market in China may be altered, or the newly restructured operators may change suppliers or sourcing policies in the future. If any of the Chinese telecommunications operators decides to significantly change its procurement methods for wireless coverage products and services, reduces or eliminates the purchase of our products and services or becomes unable or refuses to pay for our products and services it has purchased, our revenues could decline significantly.

Because we have limited bargaining leverage with the three telecommunications operators in China, some contractual terms and market practices are materially adverse to our interest.
The three telecommunications operators in China award contracts through competitive bidding. According to BAYES (Beijing) Information Consulting Ltd., Co., or BAYES, a market research and consulting firm focusing on innovative technologies, there are seven major entities, including our company, competing in the wireless coverage market in China. According to BAYES, these seven major players in aggregate accounted for approximately 47.3%, 52.5% and 57.4% of total market share of the PRC wireless coverage market in 2008, 2009 and 2010, respectively. As the three telecommunications operators were the only three licensed wireless operators in China after the industry restructuring which was completed in 2008, we have limited negotiating leverage with these key customers in the bidding process. As a result, many proposed contractual terms and market practices subject to bidding are materially adverse to our interest, and we are required to finance significant operating expenses before we recognize revenues and to finance significant accounts receivable once we recognize revenues. Any worsening of these terms and conditions could have a material adverse effect on our liquidity and cash flows from operations. Also see “—We have long accounts receivable cycles and long collection periods, and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen” below for additional cash flow and liquidity risks resulting from these market practices.
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
On a typical standalone equipment sale project, after we win the bids for the sale of equipment to the telecommunications operators and receive the purchase order, we begin our delivery of equipment. When our customer issues a delivery certificate to confirm the acceptance of the products we have delivered and signs a contract with us, we recognize our revenue from the sale of equipment. According to the payment terms, the customer is required to pay 70% to 80% of our equipment sale contract amount upon signing of the sale and purchase contract and issuance of the delivery certificate, which is typically 30 to 60 days after delivery, and the remaining balance is due upon issuance of final inspection certificate by the customer or the expiration of the warranty period, as further discussed below.

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
Prior to the implementation of the centralized procurement policy commencing in 2007, we mainly bid our wireless coverage equipment projects as a bundled sale contract, although following the implementation of the centralized procurement policy we have significantly reduced our use of bundled sale contracts. The customer is required to pay approximately 40% of the bundled sale contract value upon signing of the contract and the issuance of the completion certificate, and the remaining contract balance is due upon the issuance of a preliminary inspection certificate and final inspection certificate similar to the integration service project mentioned above.
On a weighted average basis, our historical contractual payment schedule is approximately as follows:
•	41% of the contract value due upon the signing of the contract and the issuance of the completion certificate or delivery certificate,
•	an additional 38% due upon the issuance of the preliminary inspection certificate,
•	a further 17% due upon the issuance of the final inspection certificate, and
•	the final 4% due upon the expiration of our warranty period.
Because our contracts often do not stipulate when our customers must conduct the relevant inspections, our customers may delay their payments. Even when a payment has become contractually due, it may take a few months to a year for our customers to settle the balance. To the extent revenue recognized under a contract is not yet paid, it is recorded as an account receivable. From time to time, we sell a portion of our accounts receivable to third parties to meet our working capital needs. Installment intervals range from six months to three years, and the amounts of individual payments have varied and may continue to vary in the future. As of December 31, 2010, we had in aggregate gross accounts receivable, including amounts not yet due pursuant to contractual terms, of RMB1,604.6 million (US$243.1 million). Of this total amount, RMB828.3 million (US$125.5 million), or 51.6%, had been outstanding for less than 12 months from the time the revenue was recognized, RMB374.9 million (US$56.8 million), or 23.4%, had been outstanding for 12 to 24 months from the time the revenue was recognized, RMB167.4 million (US$25.4 million), or 10.4%, had been outstanding for 24 to 36 months from the time the revenue was recognized, and RMB234.0 million (US$35.5 million), or 14.6%, had been outstanding for over 36 months from the time the revenue was recognized.
Our major customers, such as the three Chinese telecommunications operators, may delay in paying their installments to us as they come due and, because of our limited bargaining leverage and our need to maintain an ongoing relationship with these major customers, it is impracticable for us to obtain a significant improvement in their payment patterns. As of December 31, 2010, accounts receivable that became due under our contracts and remained unpaid amounted to RMB716.7 million (US$108.6 million), or 44.7%, of our gross accounts receivable of RMB1,604.6 million (US$243.1 million), as compared to RMB622.2 million, or 46.1%, of our gross account receivable as of December 31, 2009. As of December 31, 2010, our allowance for doubtful accounts amounted to RMB39.6 million (US$6.0 million), which was mainly related to certain aged accounts receivable due from operator customers, and our collection cost may outweigh the aggregate amount of those outstanding account receivables. In addition, we wrote off RMB43.6 million in doubtful accounts in 2008, which was mainly related to aged receivable balances due from our non-operator customers who experienced financial difficulties caused by a loss of market share due to changes in the procurement policies by the three Chinese telecommunications operators and tightening of credit controls by PRC banks. We made provisions for settlement discounts that we expected to be utilized by our customers in 2008, 2009 and 2010 to operator customers in order to accelerate our collection of account receivables which may have been affected by the telecommunication industry restructuring in 2008. We cannot assure you that our past allowance practice will not change in the future or that our allowance will be sufficient to cover defaults in our accounts receivable. In 2009, as a result of the enhancement of our accounts receivable collection efforts, we were able to significantly reduce our accounts receivable turnover days to 292 days from 469 days in 2008. We continued our focus on improving our collections in 2010, and our accounts receivable turnover days were 309 days in 2010. However, we cannot assure you that we will be able to maintain our shortened collection cycle in future periods or if there will be any other factors beyond our control that will continue to lengthen our accounts receivable cycles or collection periods. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” for further details on our revenue recognition policy and collection periods. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.

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

Despite the quarterly revenue fluctuations, our overall volume of contracts has increased, resulting in increasing costs associated with servicing these contracts. Fluctuations in quarterly revenue with expanding costs have resulted in net losses being incurred in certain quarters of recent years, particularly in the first quarter. In 2008, 7.3%, 18.9%, 21.6% and 52.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB41.5 million in the first quarter. In 2009, 17.8%, 26.4%, 24.6% and 31.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net income of RMB6.3 million in the first quarter of 2009. In 2010, 9.3%, 21.5%, 23.1% and 46.1% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB22.9 million (US$3.5 million) in the first quarter. We believe that our first quarter 2009 performance was unusual due to the extraordinarily strong demand from the three Chinese telecommunications operators primarily as a result of the issuance of 3G licenses in January 2009. You should refer to “Item 5. Operating and Financial Review and Prospectus—Key Factors Affecting Our Results of Operations—Revenue Recognition Policy and Accounts Receivable Cycle” and “—Significant Quarterly Fluctuations of Our Results of Operations” for further details on our revenue fluctuation and other quarterly financial information. However, past quarterly results may not provide an accurate indication of future performance or fluctuation. Whether we continue to recognize significantly lower revenues in the first quarter will depend largely upon the timing of our customers’ project management processes. We anticipate that we may continue to experience fluctuations in revenues on a quarterly basis and may continue to experience net losses as a result, particularly in the first quarter.
We rely on bank financing, including issuing bills payable and sale of receivables, to finance our operations; any expansion of our business will require further financing and will increase our financial leverage.
We tend to collect more payments primarily in the fourth quarter than other quarters of each year. In 2008, 2009 and 2010, 43.8%, 44.3% and 41.0%, respectively, of our total annual collections were made in the fourth quarter. This is because our customers prefer to pay for the projects toward the end of their budget year. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of the year and typically complete and deliver a majority of the wireless coverage products and services during the third and fourth quarters. As a result, we tend to generate more cash flow from operating activities toward the end of the year and encounter increasing working capital needs during the middle part of the year, especially the third quarter. We are therefore highly dependent on bank financing, including issuing bills payable and selling accounts receivable, to fund our working capital requirements and maintain liquidity. Historically, we have relied on short-term bank loans to finance our working capital needs. As of December 31, 2010, we had an aggregate of RMB638.2 million (US$96.7 million) of short-term bank loans and RMB110.0 million (US$16.7 million) of long-term loans outstanding and RMB121.7 million (US$18.4 million) in bills payable. As of December 31, 2010, interest rates on our bank loans ranged from 4.6% to 5.9%, and interest rates on our bills payable financing ranged from 3.5% to 5.1%. In 2008, 2009 and 2010, we sold an aggregate of RMB202.2 million, RMB371.6 million and RMB238.5 million (US$36.1 million), respectively, of our accounts receivable to third party financial institutions. We expect external financing required for expanding our operations will increase our financial leverage. See “—Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity” below.
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
We generate most of our revenues from the provision of wireless coverage products and services to telecommunications operators in China. Our future success depends on the continued growth of the PRC wireless communication industry. Any slowdown in the development of the wireless communication industry in China or reduction in our customers’ expenditure on wireless coverage products and services may reduce market demand for our products and services. 2G and 3G network enhancement and deployment require significant capital investment by PRC telecommunications operators, including investments in wireless coverage products and services and base station RF products. The enhancement of 2G networks and the issuance of 3G licenses to the three Chinese telecommunications operators in general have had a positive impact on the growth of our business thus far. Although telecommunications operators have been continuing their investment for 2G and 3G network enhancement and development, it is uncertain as to how long this investment trend would continue, and any reduction of the capital expenditure for 2G or 3G network enhancement and development will negatively impact our business growth and liquidity.
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

To succeed, we must continually improve our current products and develop and introduce new or enhanced products that adequately address the requirements of our customers and are competitive in terms of functionality, performance, quality and price. We expend considerable efforts in the development of new and enhanced RF technology and in its commercial applications, including the development of products compatible with Time-Division Long-Term Evolution, or TD-LTE, a fourth generation wireless communication, or 4G, protocol, and base station RF products. Although we have successfully developed products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate sufficient market share to justify commercialization. For example, TD-LTE is a new and evolving technology. We cannot assure you that our research and development efforts will yield new wireless coverage products that are readily deployable in TD-LTE networks or that our customers will be satisfied with the performance of our TD-LTE coverage products. Under those circumstances, we will not be able to recoup our research and development costs and expenses, we may not be able to serve our customers’ TD-LTE needs, and customers may refuse to use our products.
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
Our industry is extremely competitive and is characterized by rapid technological advancement, frequent development of new products, evolving industry standards and a downward pricing trend over the life cycle of a product. According to BAYES, there were seven major companies providing wireless coverage products and services in China, which collectively held approximately 57.4% market share in China as of December 31, 2010, and the top three providers, including our company, accounted for approximately 38.9% of the total market share in 2010. We compete on the following principal bases:
•	research and development capability;
•	product quality;
•	pricing;
•	scope and flexibility of product offering;
•	after-sale service capability; and
•	relationships with wireless operators and base station equipment manufacturers.
If we fail to compete effectively in the future, our current business and future growth potential would be adversely affected.
We have limited experience in operating outside China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future.
Our future growth depends, to a considerable extent, on our ability to expand our customer base in both the domestic and overseas markets. We have been exploring new business opportunities outside China for our wireless coverage products and services and base station RF products. In 2010, we had operations in Indonesia, India, the Philippines, Vietnam and Pakistan where we have obtained local wireless service projects. However, we have limited experience in operating outside China or with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. For example, our products and services sold in China are tailored to the specifications of our domestic operators and their wireless systems and are not readily deployable overseas. To meet the requirements of our potential overseas customers, we have to adjust some of our technical parameters such as transmission frequencies and make other modifications. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.

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
The wireless coverage industry is characterized by a high level of employee mobility. Competition in China for experienced RF technology experts is intense. In 2008, 2009 and 2010, our employee turnover rate was 29.3%, 33.4% and 25.6%, respectively, as determined by dividing the number of our employees departing during the year over the total number of employees at the end of the year. There are few senior-level research and development or technical personnel available for hire as the costs of hiring and retaining such individuals are high, and such personnel may not remain with us once hired. If we are unable to successfully attract or retain senior-level research and development employees, our ability to develop new technologies and products and to effectively conduct our operations could be compromised and our ability to carry on our research and development and other efforts could be materially and adversely affected.
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
Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. However, our subsidiaries, Shenzhen GrenTech Co. Ltd., or Shenzhen GrenTech, Shenzhen Lingxian Technology Co. Ltd., or Shenzhen Lingxian, Shenzhen Kaige Communication Technology Co., Ltd., or Shenzhen Kaige, and Shenzhen Kaixuan Communication Technology Co. Ltd., or Shenzhen Kaixuan, were established in the Shenzhen Special Economic Zone and were entitled to the preferential income tax rate of 15%.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which took effect as of January 1, 2008. The new tax law and its relevant regulations also provide a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. Further, entities established before January 1, 2008 which qualify as “Advance and New Technology Enterprises,” or ANTEs, under the new tax law are entitled to a preferential income tax rate of 15%. Entities established in Special Economic Zones after January 1, 2008 which qualify as ANTEs under the new tax law are entitled to a two-year exemption from income tax and thereafter a 50% reduction in the standard 25% rate for the succeeding three years.
Under the new tax law, Shenzhen Lingxian, Shenzhen Kaige and Shenzhen Kaixuan are subject to the transitional tax rates of 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. In March 2009, Shenzhen GrenTech obtained the ANTE certificate entitling it to a preferential income tax rate of 15% under the new tax law retroactively from January 1, 2008 to December 31, 2010. Thereafter, Shenzhen GrenTech will be subject to an income tax rate of 24% for 2011 and 25% from 2012 onwards unless it can requalify as an ANTE in 2011 or thereafter. Shenzhen GrenTech is in the process of applying for the requalification as an ANTE pursuant to the relevant PRC laws and regulations. Shenzhen GrenTech RF was established in March 2008 and was subject to income tax at a rate of 25% for 2008 and 2009. In September 2010, Shenzhen GrenTech RF obtained the ANTE certificate entitling it to a preferential income tax rate of 12.5% under the new tax law from January 1, 2010 to December 31, 2012. Shenzhen Lingxian Communication Company Limited, or Shenzhen Lingxian Communication, Shenzhen GrenTech IOT Network Corporation Limited, or Shenzhen GrenTech IOT Network, and Express (Shenzhen) Network Company Limited, or Express (Shenzhen) Network, were established in 2010 and therefore are subject to income tax at a rate of 25%. The enactment of the new law could adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the preferential tax treatment we enjoy.
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
We plan the utilization of our production capacity primarily based on our projected orders from our customers. We cannot guarantee the accuracy of our internal projections for demands of our products and the effectiveness of our planning for production capacity utilization. We currently have a monthly production capacity of 10,000 sets of wireless coverage products and 45,000 sets of base station RF products. Our actual average monthly production at the Shenzhen facility in 2010 amounted to approximately 9,124 sets of wireless coverage products and 35,734 sets of base station RF products. If our projections are inaccurate, there may be periods when we will have idle or insufficient production capacity for all or some types of our products. Any significant increase in our idle or insufficient production capacity during any particular period may materially and adversely affect our results of operations for that period.
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
We rely on third-party suppliers for our raw materials. Although we purchased raw materials from over 400 suppliers in 2010, our ten largest suppliers in 2010 supplied approximately 32.0% of our orders for raw materials. If any of our major suppliers fails to deliver our required raw materials in time for our production, and we are unable to find the required raw materials from other suppliers in a timely manner and on acceptable terms or we are unable to produce the required raw materials ourselves, there will be a delay in our provision of products and services to our customers. Such delays would damage our relationship with our customers and may materially and adversely affect our business operations.
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
Since the completion of our initial public offering in March 2006, several of our current principal shareholders continue to be our largest shareholders with the following equity interest in our company as of December 31, 2010:
•	Guoren Industrial Developments Limited (Yingjie Gao, our chairman and chief executive officer, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares held by this company) with 26.5%;
•	Drag Investments Limited (majority-owned by Professor Kunjie Zhuang, a technology consultant and former director of our company) with 10.0%; and
•	Heng Xing Yue Investments Limited (partially-owned by Rong Yu, a director and our chief financial officer) with 6.0%.
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
We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shenzhen GrenTech, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shenzhen GrenTech and its subsidiaries. If Shenzhen GrenTech or its subsidiaries incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our shares and ADSs. Under current PRC law, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shenzhen GrenTech, is regarded as a wholly foreign-owned enterprise in China. Dividends paid by foreign invested enterprises, such as wholly foreign-owned enterprises and sino-foreign joint ventures, are subject to 10% PRC corporate withholding tax. For further details, see “—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008” stated above. In addition, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. In addition, if any undistributed profits of our PRC subsidiary, Shenzhen Grentech, are used to increase its registered capital so that our equity interests in our PRC subsidiary are increased, approval of the PRC government is required. Under PRC law, Shenzhen GrenTech, a wholly foreign-owned enterprise, and our other PRC subsidiaries are required to set aside at least 10.0% of their respective after-tax profit based on PRC accounting standards each year to their respective general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of their respective registered capital. These reserves are not distributable as cash dividends. We have been in compliance with such requirements and, as of December 31, 2010, the accumulated profits of Shenzhen GrenTech and our other PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB582.3 million (US$88.2 million). As a result, our primary internal source of funds for dividend payments from Shenzhen GrenTech is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to Shenzhen GrenTech, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shenzhen GrenTech could restrict our ability to act in response to changing market conditions.

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
In connection with our evaluation of internal control over financial reporting, we identified certain material weaknesses, and our management concluded that our company did not have effective internal control over financial reporting as of December 31, 2008. We had taken various remedial measures to address these material weaknesses, nevertheless, we have not been able to recruit sufficient competent accounting personnel and continued to identify one material weakness in 2009 and 2010 with regard to our lack of competent accounting personnel in applying U.S. GAAP in our financial reporting process, which has been a material weakness identified since 2008. Accordingly, our management concluded that our company did not have effective internal control over financial reporting as of December 31, 2010. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In addition, our management identified one significant deficiency for our internal control over financial reporting in 2010 which we believe primarily resulted from our lack of competent accounting personnel. Our efforts regarding internal control are discussed in detail in this annual report under Item 15 “Controls and Procedures.”
Although we believe that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flow for the periods presented in conformity with U.S. GAAP, we cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate this material weakness. Our independent registered public accounting firm may also identify additional weaknesses or deficiencies in the course of its ongoing assessment of our internal control. Remedying the material weakness that has been identified, and any additional deficiencies, significant deficiencies or material weaknesses that our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have set up a project team, led by our internal audit manager, to implement remedial plan for the material weakness after the issue was identified as discussed in detail in this annual report under Item 15 “Remediation Plan.” Our management, including the chief executive officer and chief financial officer, has approved such plan to address the material weakness. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weakness, any failure to remediate such material weakness in a timely fashion or having or maintaining ineffective internal control could cause investors to lose confidence in our reported financial information, which could negatively impact the market price of our ADSs.

We may be or become a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. investors.
We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service, or IRS, for United States federal income tax purposes. Such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.
The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.
We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.
Under recently enacted U.S. legislation effective as of March 18, 2010 and subject to future guidance, if we are a PFIC, U.S. Holders (as defined below) will be required to file an annual information return with the IRS relating to their ownership of our shares or ADSs. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases a revised version of IRS Form 8621. Additional guidance is expected regarding the specific information that will be required to be reported on the revised IRS Form 8621. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.
For further discussion of the adverse United States federal income tax consequences of our possible classification as a PFIC, see Item 10 “Additional Information — Taxation — United States Federal Income Taxation.”
A prolonged slowdown in the PRC economy may materially and adversely affect our results of operations, financial conditions, prospects and future expansion plans.
Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown, including uneven rates of growth from quarter to quarter in China. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall slowdown in the PRC economy may have an adverse effect on our business. Furthermore, there can be no assurance that measures implemented by governments around the world to stabilize the credit and capital markets and new economic stimulus measures in China will improve market confidence and the overall credit environment and economy. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospect and future expansion plans.

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
The PRC government has considerable control over the structure and overall development of the telecommunications industry in China. It also maintains substantial ownership in all major telecommunications operators in China. Prior to 1994, PRC government-controlled entities held a monopoly over the telecommunication networks across China. In order to introduce competition into the telecommunications industry, the PRC government in 1994 separated China’s telecommunication business into four independent sectors: fixed-line, wireless, satellite and paging. In 2002, the PRC government further separated the then China Telecom group into two companies along geographical boundaries, with the portion in southern China as the current China Telecom group and the northern portion as the current China Network Communications Group Corporation and its affiliates, or the China Netcom group. In May 2008, the PRC government announced a restructuring plan for the country’s telecommunications operators. Under the restructuring plan, the nation’s largest mobile phone operator, China Mobile, merged with fixed-line company, China Tietong. The GSM business of China Unicom, a wireless mobile phone operator, merged with fixed-line company China Netcom Group. China Telecom Corp., the country’s largest fixed-line phone operator, acquired China Unicom’s Code Division Multiple Access, or CDMA, mobile network business. China Telecom also acquired China Satcom, which offers satellite-based communications services. The restructuring of China’s telecommunications operators was completed in 2008. In January 2009, 3G licenses were issued by MIIT to China Mobile, China Unicom and China Telecom. The restructuring or any future significant restructuring of the telecommunications industry in China, however, may disrupt our existing relationships with our customers and result in changes in supplier and sourcing policies of these companies, all of which have been critical to our business growth and profitability.
Risks Relating to Business Operations in China
Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.
Historically, we derived almost all of our revenues from a single market, China. We anticipate that China will continue to be our primary production and sales base in the near future and currently almost all of our assets are located in China and all of our services are performed in China. While the PRC government has pursued economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a large part of the PRC economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as restrictions on lending to certain sectors of the economy, control of foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Our operating results may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Governmental control of currency conversion may affect our ability to pay dividends in foreign currencies.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We currently receive substantially all of our operating revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from Shenzhen GrenTech and our other PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of Shenzhen GrenTech and our other PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements, including by producing documents including but not limited to commercial documents evidencing dividend allocation, provided that they are processed through PRC banks licensed to engage in foreign currency transactions. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Fluctuation in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares and ADSs in foreign currency terms.
The value of Renminbi is subject to changes in PRC government policies and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. For over a decade from 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, or PBOC, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi was permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of December 31, 2010, the Renminbi has appreciated significantly against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur in the future. Since our income and profits are denominated in Renminbi, any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. In addition, we have U.S. dollar-denominated bank deposits in our offshore bank account, which is subject to PRC foreign exchange control regulations and could not be exchanged into Renminbi freely, any appreciation of Renminbi could adversely affect the value of our U.S. dollar-denominated bank deposits.

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

PRC regulation of direct investment and loans by offshore holdings companies to PRC entities may delay or limit us from making additional contribution or loans to our PRC subsidiaries.
Any capital contribution or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. For example, any of our loans to our PRC subsidiaries cannot exceed the difference between the total amount of investment that our respective PRC subsidiaries are approved to make under relevant PRC laws and their respective registered capital, and any such loans must be registered with the local branch of SAFE. In addition, our additional capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce of the PRC, or the MOFCOM, or its local counterpart. We cannot give assurance that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contribution or provide loans to our PRC subsidiaries or to fund its operations may be adversely affected, which could harm our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.
In addition, in August 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise specifically provided for. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.
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
Item 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT
Our legal and commercial name is China GrenTech Corporation Limited. Our principal executive offices are located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. Our telephone number is (86-755) 2650-3007. Our registered offices are located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America, with telephone number 1-212-894-8940, as our agent for service of processes for actions brought under the U.S. securities laws.

The diagram below illustrates our current corporate structure:

(1)	The remaining 1% interest in Shenzhen Lingxian Technology Company Limited is owned by Ms. Xiujun Zhang, an employee of ours.

(2)	The remaining 30% interest in Shenzhen GrenTech IOT Network Corporation Limited is owned by Shenzhen Xing Guang Investment Company Limited as discussed below.

(3)	The remaining 0.001% interest in GrenTech India Private Limited is owned by Mr. Zhengyu You, a former employee of ours. Mr. You resigned from his position with us with effect from June 1, 2011. It is intended that such 0.001% interest owned by Mr. You will be transferred to another employee of ours.

We were incorporated on December 3, 2003 in the Cayman Islands as an exempted company with limited liability under the Cayman Islands Companies Law. We hold, through our wholly owned subsidiary, GrenTech (BVI) Limited, or GrenTech BVI, 100% of the equity interest of Shenzhen GrenTech. Shenzhen GrenTech was formed on July 5, 1999 by Mr. Gao and Professor Zhuang, as a domestic limited liability company in China. Subsequent to our incorporation, we converted Shenzhen GrenTech into a wholly foreign-owned enterprise under PRC law in order to benefit from various tax and other incentives available to foreign-invested enterprises in China. In June 2010, we established another investment holding company, GrenTech RF Communication (BVI) Limited, under the laws of the British Virgin Islands.
Since our inception in 1999, we have been focused on the development and application of our RF technologies for commercial uses. In 2000, we produced and commercialized our first integrated repeater. In 2001, we began the testing of CDMA repeaters, which we subsequently began selling to the China Unicom group later that year. In 2003, we completed our first personal handy phone system, or PHS, network coverage project. In March 2007, we were among the first PRC enterprises to obtain relevant government approvals for the development and production of repeaters and trunk amplifiers for use in TD-SCDMA networks, which is a domestically developed 3G standard. Commencing in 2008, we have been producing and selling wireless coverage products that can support all current 3G transmission protocols. In 2010, we began selling wireless local area networks, or WLAN, products in significant volume and became one of the principal WLAN equipment and installation service providers to the three telecommunications operators in China, in particular the China Mobile group. In October 2010, we won bids from the China Broadcasting Corporation to supply equipment and integration services for the China Mobile Multimedia Broadcasting project.
Currently, we conduct our business in China through our indirect wholly-owned subsidiary, Shenzhen GrenTech, and our other subsidiaries:
•	Shenzhen Lingxian Technology Co., Ltd., or Shenzhen Lingxian;
•	Shenzhen Lingxian Communication Company Limited, or Shenzhen Lingxian Communication;
•	Shenzhen GrenTech RF Communication Ltd., or Shenzhen GrenTech RF;
•	Shenzhen Kaige Communication Technology Co., Ltd., or Shenzhen Kaige;
•	Shenzhen Kaixuan Communication Technology Co., Ltd., or Shenzhen Kaixuan;
•	Shenzhen GrenTech IOT Network Corporation Limited, or Shenzhen GrenTech IOT Network; and
•	Express (Shenzhen) Network Company Limited, or Express (Shenzhen) Network.
Shenzhen Lingxian
Shenzhen Lingxian was formed in February 2002 by Shenzhen GrenTech as a domestic limited liability company in China. Shenzhen Lingxian primarily focuses on developing monitoring software for wireless coverage equipment and selling such software to Shenzhen GrenTech. As of December 31, 2010, we owned 99% of the equity interest in Shenzhen Lingxian and Ms. Xiujun Zhang, one of our employees, owned the remaining 1% equity interest.
Shenzhen Lingxian Communication
Shenzhen Lingxian Communication was formed in June 2010 by Shenzhen GrenTech and Shenzhen Lingxian as a domestic limited liability company in China. Shenzhen Lingxian Communication primarily focuses on researching and developing, manufacturing and selling WLAN products. As of December 31, 2010, Shenzhen GrenTech and Shenzhen Lingxian owned 60% and 40% of the equity interest in Shenzhen Lingxian Communication, respectively.

Shenzhen GrenTech RF
Shenzhen GrenTech RF was established in March 2008 by Shenzhen GrenTech as a domestic limited liability company in China. Shenzhen GrenTech RF primarily focuses on researching and developing, manufacturing and selling base station RF products for base station equipment manufacturers. As of December 31, 2010, we indirectly owned 100% of the equity interest in Shenzhen GrenTech RF.
Shenzhen Kaige
We, through Shenzhen GrenTech, acquired Shenzhen Kaige and its wholly owned subsidiary, Shenzhen Kaixuan, from an independent third party for a total consideration of RMB57.9 million (US$8.8 million) in December 2007. Shenzhen Kaige, through its subsidiary, Shenzhen Kaixuan, primarily provides installation services of our wireless coverage products. As of December 31, 2010, we indirectly owned 100% of the equity interest in Shenzhen Kaige.
Shenzhen Kaixuan
Shenzhen Kaixuan is 100% owned by Shenzhen Kaige, which we acquired through Shenzhen GrenTech in December 2007. Shenzhen Kaixuan primarily focuses on the research and development of integration technology for information network systems and provides installation services of our wireless coverage products. As of December 31, 2010, we indirectly owned 100% of the equity interest in Shenzhen Kaixuan.
Shenzhen GrenTech IOT Network and Express (Shenzhen) Network
We established Shenzhen GrenTech IOT Network Corporation Limited, or Shenzhen GrenTech IOT Network, a domestic limited liability company in China, with Shenzhen Tianfang Real Estate Agency Corporation Limited, or Shenzhen Tianfang, in February 2010. We contributed RMB7 million as the registered capital of Shenzhen GrenTech IOT Network and own 70% of the equity interest in Shenzhen GrenTech IOT Network. Shenzhen Tianfang contributed RMB3 million as the registered capital of Shenzhen GrenTech IOT Network and owned the remaining 30% equity interest in Shenzhen GrenTech IOT Network. Shenzhen Tianfang is a PRC company beneficially owned by Mr. Wan Jing (as to 80% of its equity interest), a minority shareholder of Heng Xing Yue Investments Limited which currently holds 6.0% of our shares, and Mr. Yingjie Gao (as to 20% of its equity interest), our chairman and chief executive officer. In December 2010, Shenzhen Tianfang transferred its 30% equity interest in Shenzhen GrenTech IOT Network to Shenzhen Xing Guang Investment Company Limited, or Shenzhen Xing Guang. Shenzhen Xing Guang is a PRC company beneficially owned by Mr. Yingjie Gao (as to 66.7% of its equity interest), our chairman and chief executive officer, and Mr. Wan Jing (as to 33.3% of its equity interest), a minority shareholder of Heng Xing Yue Investments Limited which currently holds 6.0% of our shares. Shenzhen GrenTech IOT Network primarily engages in the development and sale of object network identification systems, communication systems and related electronic component products, design and installation of network and automation related products, as well as design and development of websites and software. To date, the operations of Shenzhen GrenTech IOT Network have been limited and no revenue has been generated. The establishment and operation of Shenzhen GrenTech IOT Network were approved by our independent directors.
In March 2010, Shenzhen GrenTech IOT Network established a wholly owned subsidiary, Express (Shenzhen) Network Company Limited, or Express (Shenzhen) Network, a domestic limited liability company in China. Express (Shenzhen) Network primarily engages in Internet and Internet-based real estate agent businesses. To date, we have generated an insignificant amount of revenue from such businesses.
Overseas Subsidiaries
We, through Shenzhen GrenTech and Shenzhen Lingxian, have established various overseas subsidiaries in connection with our international operations. We obtained approval from the relevant PRC governmental authorities for the establishment of PT. GrenTech Indonesia in January 2009. PT. GrenTech Indonesia is a company incorporated under the laws of the Republic of Indonesia, or Indonesia, and was 90% owned by Shenzhen GrenTech and 10% owned by Shenzhen Lingxian as of December 31, 2010. PT. GrenTech Indonesia is responsible for our operations in Indonesia.

We established GrenTech India Private Limited in January 2010. GrenTech India Private Limited is a company incorporated under the laws of the Republic of India, or India, and was 99.999% owned by Shenzhen GrenTech and 0.001% owned by Mr. Zhengyu You, a former employee of ours, as of December 31, 2010. Mr. You resigned from his position with us with effect from June 1, 2011. It is intended that such 0.001% interest owned by Mr. You will be transferred to another employee of ours. GrenTech India Private Limited is responsible for our operations in India.
We established GrenTech Singapore PTE. Ltd. in October 2010. GrenTech Singapore PTE. Ltd. is a company incorporated under the laws of the Republic of Singapore, or Singapore, and was wholly owned by Shenzhen GrenTech as of December 31, 2010. GrenTech Singapore PTE. Ltd. is responsible for our operations in Singapore. To date, no revenue has been generated from our operations in Singapore.
In December 2008, we divested two wholly-owned subsidiaries, Quanzhou Lake Communication Company Limited, or Lake Communication, and Quanzhou Lake Microwave Company Limited, or Lake Microwave. We sold Lake Communication to Mr. Haifan Zhuang, son of Professor Kunjie Zhuang who is a technology consultant and former director of our company, as well as one of our major shareholders, for a total consideration of RMB101.3 million (US$15.3 million), and sold Lake Microwave to Mr. Haifan Zhuang and Lake (HK) Technology Company Limited, an affiliated company of Professor Kunjie Zhuang, for a total consideration of RMB0.9 million (US$0.1 million).
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
As consideration for the acquisition, Shenzhen GrenTech was released from its account payable obligations in the aggregate amount of RMB102.2 million (US$15.5 million) due to Lake Communication and Lake Microwave, while Mr. Haifan Zhuang and Lake (HK) Technology Company Limited acquired Lake Communication and Lake Microwave subject to their existing outstanding debt obligations. The terms of the transaction were negotiated on an arms’ length basis and approved by our independent directors. The transfer of the equity interest in Lake Communication and Lake Microwave were completed in December 2008.
BUSINESS
Overview
We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, (i) wireless coverage products and services (including WLAN products and services), which are mainly supplied to telecommunications operators, and (ii) base station RF products, which are mainly supplied to base station equipment manufacturers.
We have a strong in-house RF technology research and development capability. Our team of 247 researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen. As of April 30, 2011, we had 164 registered patents and 110 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.

Our wireless coverage products enable telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, subways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products. To date, we have developed over 681 models of wireless coverage equipment. In addition, our wireless coverage products include WLAN products which we began selling in significant volume in 2010, and we became one of the principal WLAN equipment and installation service providers to the three telecommunications operators in China, in particular the China Mobile group, in 2010. We provide most of our wireless coverage products and services to local affiliates of the three telecommunications operators in China, namely the China Mobile group, the China Unicom Group and the China Telecom group. According to BAYES, in 2010, we were the second largest provider of wireless coverage products and services in China. In recent years, the wireless coverage market in China has benefited from increased capital expenditure by the three telecommunications operators in China. Further, the capital expenditure of the wireless coverage industry in China is expected to reach RMB19.7 billion in 2011, RMB22.8 billion in 2012 and RMB25.6 billion in 2013 according to BAYES. We believe that the increasing capital expenditure will afford us an opportunity to grow our revenues in the wireless coverage market. In addition, 3G licenses were issued to the three telecommunications operators in January 2009 by the PRC government. China Mobile received the TD-SCDMA license, China Unicom received the WCDMA license and China Telecom received the CDMA2000 license. Following such license grants, these operators started the construction of 3G networks and significantly increased their capital expenditure and investment in wireless coverage products in 2009. These operators continued such capital expenditure and investment in 2010 in order to improve the network coverage quality, which has driven the growth of our wireless coverage business in 2010, although the rate of growth of such expenditure between 2010 and 2009 was lower than the rate between 2009 and 2008. We believe that these operators in China will continue, at a relatively similar pace as in 2010, such capital expenditure and investment in the foreseeable future, which we believe will continue to contribute in part to the growth of our business.
Our base station RF products are mainly supplied to base station equipment manufacturers. These customers use our base station RF products in their base station equipment manufacturing. To date, we have become a qualified supplier of base station RF products to several major domestic and foreign base station equipment manufacturers, such as Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., Nokia Siemens Network and Ericsson (China) Co., Ltd. We have developed over 377 types of base station RF products. We have been supplying base station RF products in bulk quantities to ZTE Corporation and Huawei Technologies Co., Ltd. since 2006, to Datang Mobile Communications Equipment Co., Ltd. and China Potevio Co., Ltd. since 2007 and to Nokia Siemens Network and Ericsson (China) Co., Ltd. since 2008. Following the grant of 3G licenses to the three telecommunications operators in China in January 2009, these operators started the construction of 3G networks and significantly increased their capital expenditure and investment in base station RF products in 2009. With the relatively moderate pace of 3G network construction in 2010, demand for base station RF products has declined in 2010, and we expect such demand will maintain at a similar level in 2011. Nevertheless, we believe such demand, together with the commencement of our sales of base station RF products to overseas markets in 2010 and the construction of TD-LTE trial networks by the China Mobile group in China which began in 2011, will continue to contribute in part to the growth of our business.
Our revenues were RMB984.7 million in 2008, RMB1,602.9 million in 2009 and RMB1,721.0 million (US$260.8 million) in 2010. Our gross profit was RMB233.3 million in 2008, RMB379.0 million in 2009 and RMB455.7 million (US$69.1 million) in 2010. Our operating income was RMB60.4 million in 2009 and RMB155.7 million (US$23.6 million) in 2010, and we had an operating loss of RMB130.1 million in 2008. Our net income was RMB32.7 million in 2009 and RMB98.1 million (US$14.9 million) in 2010, and we had a net loss of RMB146.4 million in 2008.
Our Wireless Coverage Products and Services
Our principal business is the provision of wireless coverage products and services (including WLAN products and services) in China with our self-developed RF technology. In 2008, 2009 and 2010, revenues generated from the provision of wireless coverage products and services accounted for approximately 77.5%, 74.6% and 82.7% of our revenues, respectively.

Wireless Coverage Products
We produce a wide range of wireless coverage products, including repeaters, trunk amplifiers, digital optic coverage products, WLAN products and other coverage products. The principal functions of wireless coverage products are to extend wireless coverage and improve radio signal quality. Our wireless coverage products support various transmission protocols, including GSM and CDMA, which are 2G protocols, and TD-SCDMA, WCDMA and CDMA2000, which are 3G protocols. We are also researching and developing products compatible with TD-LTE, which is a 4G protocol. We participated in the formulation of TD-SCDMA and WCDMA repeater standards by the China Communications Standards Association, or CCSA, and wireless coverage network management standard by China Mobile group. In addition, we were selected as a provider of wireless coverage products and services to the China Mobile group in the Guangzhou 2010 Asian Games in 2010, and were awarded “Guangzhou 2010 Asian Games Communication and Network Support Team Outstanding Contribution Award” by the China Mobile group. We were also selected by subway operators in Beijing, Shanghai, Guangzhou and Shenzhen to construct large scale wireless network coverage systems. In October 2010, we won bids from the China Broadcasting Corporation to supply equipment and integration services for the China Mobile Multimedia Broadcasting project. The China Mobile Multimedia Broadcasting project provides digital multimedia, in particular television, services to end users through a wireless broadcasting television coverage network.
Our wireless coverage products support the 2G networks and 3G networks of the three telecommunications operators in China and can be used for both indoor and outdoor coverage. The operation of 2G networks remain the main business of the three telecommunications operators in China. These operators have been focusing on the enhancement of their 2G networks, including enhancing the coverage in rural areas and places such as subways, airports, tunnels and lifts. Since the issuance of 3G licenses to the three telecommunications operators in China in January 2009, these operators have been investing in 3G network construction in both major cities and second tier cities in China and have commenced commercialization of their 3G networks. We provide a customized solution for each project, taking into account factors such as existing coverage of the base stations, target coverage requirements, unique geographic and topographic features of the vicinity and other project-specific conditions.
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
In 2010, we began selling WLAN products in significant volume and became one of the principal WLAN equipment and installation service providers to the three telecommunications operators in China, in particular the China Mobile group, which significantly increased its investment in building WLAN hotspots in major cities in China in 2010. WLAN is a network system which provides access at any hotspots to broadband Internet connection and is based on the IEEE 802.11 standard where access point devices in the network transmit and receive radio frequencies for wireless enabled devices, such as mobile phones. We were selected to provide WLAN products to the China Mobile group and China Telecom group in Expo 2010 Shanghai China in 2010, and were awarded “Expo 2010 Shanghai China Cooperation Contribution Award” by the China Mobile group.

Our Services
Our integrated design, engineering and production processes allow us to provide wireless coverage services (including WLAN services) to our customers. The services we provide include:
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
Installation of Wireless Coverage Products. Once we receive confirmation for the design plan from our customer, we proceed with product development and engineering, and begin discussions with the property owner or the manager of the building, in collaboration with our customer, to arrange the installation of the wireless coverage products. After we engineer, produce and assemble the products, we deliver them from our production facility to the project site. In general, one of our subsidiaries, Shenzhen Kaixuan, is responsible for the installation of our wireless coverage products. We also hire third-party contractors to carry out the initial installation under the supervision of our project design and technical service team. We use more than 323 contractors across China, all of whom are independent third parties.
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
Payment. According to the payment terms, the customer is required to pay 70% to 80% of our contract amount upon signing of the sale and purchase contract and issuance of the delivery certificate, which is typically 30 to 60 days after delivery, and the remaining balance is due upon issuance of final inspection certificate by the customer or the expiration of the warranty period. All payment events are not contingent upon further performance and future installation services for the equipment. However, customers may not promptly make the payments and generally take longer to make the payments.
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
Payment. Our contracts permit our customers to pay in installments upon the occurrence of contractually stipulated payment events during the sales cycle. Contractual terms for the installment payments vary between our customers. Typically, according to the payment terms, the customer is required to pay 30% to 50% of our integrated service fees after we have completed the installation service. The customer is required to pay 20% to 50% (cumulative contract amount of 70% to 80%) of our integrated service fees (including the amount receivable upon completion of the installation service) after preliminary inspection and the remaining balance is due for payment after final inspection or the expiration of the warranty period. Although the typical payment terms are up to 30 days after the occurrence of each payment event, customers may not promptly pay the installment and generally take longer to make the payment. For more details on payment from our customers, please see Item 5. “Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Accounts Receivable and Receivable Selling.”
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

Wireless operators in China select the winning bid based on a number of factors and considerations, including:
•	research and development capabilities;
•	quality of products in terms of performance, functionality and reliability;
•	pricing;
•	range and standards of services to be provided, including after-sale services;
•	project design, installation and after sales services capacities;
•	overall financial strength and operational scale; and
•	grading of quality certificate.
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
Selected Completed Projects
We completed 11,462 projects in 2008, 26,826 projects in 2009 and 17,633 projects in 2010. The following list represents select wireless coverage projects for the year ended December 31, 2010. These projects demonstrate different applications of our wireless coverage products, such as for office buildings, shopping centers, hotels, airports, highways, railways, subways, tunnels and scenic areas, as well as different geographic locations.

Project	Location	Customer	Completion date
Indoor coverage
Shenyun Village	Shenzhen	China Mobile group	September 2010
Qiurui Jia Yuan	Tianjin	China Unicom group	December 2010
Zijin Town	Harbin	China Mobile group	December 2010
Shijingshan Wanda Galaxy Plaza	Beijing	China Mobile group	September 2010
Kangjian Commercial Plaza	Shanghai	China Mobile group	February 2010
Shengda International Finance Center	Shanghai	China Unicom group	November 2010
Guohai Plaza	Beijing	China Mobile group	December 2010
Guangzhou West Tower	Guangzhou	China Unicom group	June 2010
Yuxi Shanshui Jia Yuan Phase II	Yuxi	China Mobile group	September 2010
Zhengzhou Futian Sun City	Zhengzhou	China Telecom group	May 2010
Shenzhen Universiade Sports Center	Shenzhen	China Telecom group	December 2010
Zunyi Customhouse Building (WLAN)	Zunyi	China Mobile group	December 2010
Binzhou College (WLAN)	Binzhou	China Mobile group	December 2010
Dezhou Tiancheng Community (WLAN)	Dezhou	China Unicom group	December 2010
Mingzhu International Park (WLAN)	Dali	China Mobile group	December 2010

Project	Location	Customer	Completion date
Outdoor coverage
Waitan Channel	Shanghai	China Mobile group	April 2010
Liaocheng University Eastern Campus (Outdoor AP)	Liaocheng	China Mobile group	September 2010
Chengde City Mobile Dong Yingzi Tunnel G	Chengde	China Mobile group	November 2010
Citic Plaza	Guangzhou	China Unicom group	December 2010
The First Affiliated Hospital of Sun Yat-sen University (Huangpu Branch)	Guangzhou	China Unicom group	December 2010
Convention and Exhibition Center	Lanzhou	China Mobile group	March 2010
Taohua Island Pipe	Shanghai	China Mobile group	December 2010
Zunyi Railway Tunnel Phase II (Indoor Distribution)	Zunyi	China Mobile group	January 2010
Outside of Room C of the Tang Xian Damao Mountain Scenic Area	Baoding	China Telecom group	June 2010
Chengde Jingcheng Highway Yi Jia Gou Tunnel C (Piaojia Yard)	Chengde	China Telecom group	May 2010
Metro Line 3 Southern Baohe Resettlement Community	Shenzhen	China Unicom group	March 2010
Chisha Metro Operation Headquarter	Guangzhou	China Mobile group	August 2010
Northern New Community Railway Line 6 Flower Garden Station Construction Area	Chongqing	China Unicom group	November 2010
Metro Line 10	Shanghai	China Unicom group	April 2010
Our Base Station RF Products
In addition to the provision of wireless coverage products and services, since the fourth quarter of 2005, we have focused on developing, manufacturing and supplying base station RF products, including base station parts and components and subsystems, which are major building blocks of base stations and also the most crucial step in the manufacturing of base stations. Their costs account for more than 50% of the overall production costs of base stations.
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
The business cycle of RF parts and components involves the following phrases:
•	We first go through stringent certification processes to become a certified supplier of base station equipment manufacturers. Each base station equipment manufacturer has its own unique certification process, the principal conditions of which include production capacity, management efficacy, quality control, environment protection, and overall reputation. To date, we have been certified by seven major base station equipment manufacturers.

•	We next obtain technology certification from our base station equipment manufacturer customers and conduct product development according to the customer specifications. All of our base station RF parts and components are customized for each client’s unique specifications.
•	We then provide samples for certification by our base station equipment manufacturer customers. We have to date developed more than 377 types of base station RF parts and components for various base station equipment manufacturer customers.
•	Thereafter, we obtain purchase orders with trial quantities, and if our customers are satisfied with the trials, our customers will request proposals from us for RF parts and components. We then submit bids to the customers.
•	If we win the bid, we will proceed to bulk production.
•	We generally provide a credit period for payment to our customers and payments are usually made within 90 to 180 days of delivery.
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
Overseas Operations
We provide wireless coverage products and services to telecommunications operators in various countries including Indonesia, India, the Philippines, Vietnam and Pakistan. We also began selling base station RF products to these countries in 2010. We expect to commence our sales in Singapore in the second half of 2011. To date, we have generated an insignificant amount of revenue from our overseas operations. We will continue to explore new business opportunities outside China for our wireless coverage products and services and base station RF products.
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
As of December 31, 2010, the production capacity and average utilization rate of our Shenzhen production facilities were as follows:

Type of products	Production Capacity	Average Utilization
	(sets per month)	(sets per month)
Wireless coverage products	10,000	9,124
Base station RF products	45,000	35,734
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
Research and Development
We have strong in-house RF technology research and development capabilities. As of December 31, 2010, our in-house research and development team had 247 engineers and technicians from the wireless communication industry in China. Our key research and development experts have over 10 years of experience each in the telecommunications industry. We have a research and development facility in Shenzhen. Our research and development activities focus on new generation RF core technology, new product development, functionality enhancement and manufacturing process improvement.
RF Technology
RF is the fundamental technology that enables wireless telecommunications products to transmit and receive signals. Our capabilities span a wide range of RF technologies, covering the complete radio frequency from 350 MHz to 50 GHz. Our technology allows our RF-based wireless coverage products to support a wide range of communication protocols including GSM, CDMA, TD-SCDMA,WCDMA, CDMA2000 and digital trunk communications. We are also researching and developing products compatible with TD-LTE, which is a 4G protocol. We have made significant innovations in a number of core RF technologies, particularly those relating to filters and power amplifiers. Our filters are able to generate a more powerful electromagnetic force with which to transmit microwave signals and significantly reduce the level of external and internal interference that disrupts wireless transmissions. Our RF power amplifiers are distinguished by their high linearity and power efficiency standards.
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

In addition, we achieved an important milestone in our digital technology platform in 2010 by developing a series of digital optic coverage products and solutions. In order to resolve the problem of different networks sharing the same coverage system, we use high-speed data transmission technology and pico-power distribution technology. This technology reduces signal disturbances and improves efficiencies of signal transmission, while creating a suite of solutions for indoor wireless coverage where GSM, CDMA, WCDMA, TD-SCDMA, WLAN and other signals can be used simultaneously with minimal interference. We believe that this is an important breakthrough as the technology can be used as a basis for the advancement of integration of telecom, broadcast television and Internet networks in China.
Research and development expenditure for each of the three years ended December 31, 2010 were RMB70.2 million, RMB59.9 million and RMB71.6 million (US$10.8 million), respectively, representing approximately 7.1%, 3.7% and 4.2% of our revenues and 19.3%, 18.6% and 22.6% of our total operating expenses, respectively.
Sales, Marketing and Key Customers
Sales and Marketing Team
As of December 31, 2010, we had 561 sales and marketing professionals located in 28 offices covering 30 provinces and municipalities across China. We require our sales and marketing professionals to undergo extensive and ongoing training to constantly refresh their product knowledge and to keep them apprised of the latest trends and developments in the PRC wireless communication industry. Through the efforts of our sales and marketing team over the past few years, we were, as reported by BAYES, the second largest supplier of wireless coverage products and services in China in 2010.
Because of the technical nature of our product offerings, we emphasize close collaboration between our sales and marketing team and our project design and technical service team in order to provide optimal service to our wireless coverage customers. As of December 31, 2010, we had 2,556 engineers and technicians on our project design and technical service team servicing these customers. These professionals perform network testing and evaluation, formulation of design plan and implementation of wireless coverage projects. We also rely on them for after-sale technical services to our wireless coverage customers.
We also have a dedicated sales and marketing team for base station equipment manufacturer customers of our base station RF products, all 11 members of which have extensive technical knowledge and are familiar with customer specifications and demands. They are also responsible for providing after-sale technical services to our equipment manufacturer customers.
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
Key Customers
The following table sets forth our revenues attributable to our sales to the China Mobile group, the China Unicom group, the China Telecom group, the China Netcom group and base station equipment manufacturers in absolute terms and as a percentage of our revenues for the periods specified:

	Year ended December 31,
	2008		2009		2010
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except for percentages)
Wireless coverage products and services:
China Mobile group	390.3	39.6	390.9	24.4	632.2	95.8	36.7
China Unicom group	244.5	24.8	518.2	32.3	483.0	73.2	28.1
China Telecom group	75.4	7.7	241.2	15.0	228.1	34.6	13.3
China Netcom group(1)	4.7	0.5	—	—	—	—	—
Overseas customers	8.1	0.8	17.1	1.1	11.5	1.7	0.7
Others	40.1	4.1	28.6	1.8	69.2	10.5	4.0

Subtotal	763.1	77.5	1,196.0	74.6	1,424.0	215.8	82.7

Base station RF products:
Equipment manufacturers	221.6	22.5	406.9	25.4	297.0	45.0	17.3

Total	984.7	100.0	1,602.9	100.0	1,721.0	260.8	100.0

(1)	As part of the restructuring of the Chinese telecommunications operators, China Netcom group merged with China Unicom group in 2008.
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
We intend to further strengthen our relationship with the China Mobile group and the China Unicom group, and at the same time, maintain our relationship with the China Telecom group. To accomplish that goal, we have identified specific members of our sales and marketing team as our dedicated customer relationship contacts to service our existing and potential customers.
For further information about our reliance on the three telecommunications operators in China, please refer to “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We derive a significant portion of our revenues from the three telecommunications operators in China, and our revenues could decline significantly if any of them reduces its purchases of our wireless coverage products and services.”
In addition, we have become a qualified supplier of base station RF products to several major domestic and foreign base station equipment manufacturers, which are Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., and Nokia Siemens Network and Ericsson (China) Co., Ltd.

Suppliers and Raw Materials
The raw materials used to produce our products mainly include various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. We source most of our raw materials inside China except for some electronic components that are purchased from sales agents of foreign companies in China. We procure raw materials from companies that have satisfied our supplier review and have been selected through a competitive bidding process. Base on their products supplied to us, our suppliers are divided into three categories: core suppliers, major suppliers and general suppliers. We have established different performance criteria and scope of cooperation for each category of suppliers. All of our suppliers are subject to stringent review procedures by our team of specialists in supplier certification, which covers the areas of technology, quality, response time, pricing, environmental protection and social responsibility. We also conduct periodic evaluations of our suppliers. We currently have nine core suppliers for our core manufacturing processes of mechanical processing, electronic plating and modules. All of these suppliers are leaders in their respective sectors and have a proven track record of supplying to globally-renowned companies. In some cases, our customers require us to purchase raw materials from their approved suppliers. Our raw material purchases are paid in Renminbi and typically have a credit term of 90 days. As we have an extensive list of suppliers, we do not rely on any single supplier or group of suppliers to provide any of our raw materials. In 2008, 2009 and 2010, purchases from our top five raw material suppliers accounted for approximately 28.0%, 32.3% and 20.4% of our total purchases of raw materials, respectively.
Competition
The wireless coverage market in China is very competitive and is characterized by rapid technological advancements, frequent development of new products, and downward pricing trends over the life of a product. In their requests for proposals, PRC telecommunications operators typically request a complete analysis and proposal for the design, installation and warranty. The provision of wireless coverage products and services requires the skills and efforts of a large number of technical personnel to put together the design plan, to supervise the installation by third parties and to provide after-sale services. Compared with international providers, PRC domestic providers have the advantage of having a lower cost base and, as such, currently dominate the market in China. According to BAYES, there were seven major providers of wireless coverage products and services, which collectively held approximately 57.4% market share in China as of December 31, 2010. Competition among these wireless coverage product and service providers over the past five years has resulted in the emergence of a few dominant players. According to BAYES, the top three providers of wireless coverage products and services in China were all PRC companies and included Comba Telecom Systems Holdings Ltd., or Comba, Wuhan Hongxin Telecommunication Technologies Co., Ltd, or WHTT, and our company. Together, the top three industry participants accounted for approximately 38.9% of the total market share in 2010, with Comba, our company and WHTT representing 19.9%, 9.7% and 9.3% of the total market in terms of revenue, respectively.
The competitive environment of the PRC wireless coverage market has undergone the following changes in recent years, and we expect will continue to experience similar trends:
•	increasing market demand, although at uneven levels from year to year;
•	increasing technical requirements;
•	expanding customer base, beginning with the China Mobile group and the China Unicom group, and now including the China Telecom group and overseas customers; and
•	increasing demand for next generation network construction and the triggering of expanded market opportunities that are expected to attract new competitors to enter into the wireless coverage market.
We believe that the key factors considered by customers when choosing a vendor for wireless coverage products and services include the vendor’s overall capabilities, such as ability to provide integrated coverage solutions, research and development capability, products quality, scope and flexibility of product offering, project design and installation capability, after-sale service capability, pricing, financial strength, as well as the customer’s previous experience and relationships with the vendor. We believe that our in-house RF technology research and development capability, our fully integrated production capability and our ability to provide integrated wireless coverage solutions to our customers give us a competitive advantage over our main competitors, Comba and WHTT. On the other hand, we have a shorter operating history than both Comba and WHTT and, therefore, a shorter historical relationship with the three Chinese telecommunications operators relative to them. In order to remain competitive and grow our business, we must strengthen our relationships with our existing customers, develop relationships with new customers and expand into new products and markets.

The market for base station RF products is also competitive in China. We believe the entry barrier for base station RF products is higher compared to the entry barrier for wireless coverage products, because of higher capital requirements, longer development cycles and more stringent technical requirements. Compared with international suppliers, PRC domestic suppliers have the advantage of having a lower cost base and, as such, currently dominate the market in China. We mainly compete with Wuhan Fingu Electronic Technology Co., Ltd., Shenzhen Tat Fook Technology Co., Ltd. and Mobi Antenna Technologies (Shenzhen) Co., Ltd. in China.
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
Property
Owned Property
In October 2007, we moved our research and development and production facilities in Shenzhen to a property that we own inside Hi-Tech Park, Nanshan District, Shenzhen with a total site area of approximately 19,570 square meters and a gross floor area of approximately 73,000 square meters, namely our headquarters, Guoren Building. In July 2008, we also moved our principal executive office to this property. We occupy the property in Shenzhen for manufacturing, research and office purposes. In addition to our own usage, we have spare office space with a gross floor area of approximately 16,345.7 square meters available for lease by third parties, all of which was leased out to third parties in 2010.
In June 2007, we obtained the land use right to a parcel of land of a total site area of approximately 124,925 square meters in Longgang District, Shenzhen from Shenzhen land bureau. We plan to construct a property of a gross floor area of approximately 339,000 square meters on this parcel of land and have commenced the construction of phase I in the second half of 2010 which is expected to be completed in the second half of 2011. This property is planned primarily for manufacturing facilities.
In addition, our wholly-owned subsidiary, Shenzhen Kaige, also owns an office premise with a gross floor area of 1,476.4 square meters in Futian, Shenzhen, which was leased out to a third party in February 2011.
Leased Property
We also lease properties for our sales offices and warehouses from time to time. Our leases generally have a term of five to 36 months and are due to expire between June 2011 and December 2013. Under most of our leases, we have a right of first refusal to renew them on similar terms and for similar periods as the previous contracts. Our total rental payments in 2010 were RMB10.7 million (US$1.6 million).
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

As of April 30, 2011, we had 164 registered patents and 110 pending patent applications with the Patent Office of the National Intellectual Property Office of China, including our repeaters, filters and antennas. Most of our patent applications only cover patent protection in China; however, starting in 2008, we have applied for patent protection from Patent Cooperation Treaties organizations in relation to certain parts of our patents.
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
In 2008, 2009 and 2010, we generated revenues of RMB475.0 million, RMB707.5 million and RMB636.6 million (US$96.5 million), respectively, from the sales of our patented products, representing 48.2%, 44.1% and 37.0% of our revenues, respectively. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.
Insurance
We have casualty insurance coverage on our property, our goods in transit, and our employees’ personal risks. We do not have insurance coverage on our other assets, inventories, interruption of business or product liabilities.
Employees
As of December 31, 2010, we had a total of 4,443 full-time employees. A breakdown of our employees by function as of the same date is set forth below:

Number of
employees
Management and administrative	214
Research and development	247
Production and quality control	865
Project design and technical service	2,556
Sales and marketing	561

Total	4,443

In order to maintain quality, knowledge and skill levels of our employees, we place a strong emphasis on training. We provide training to our employees periodically, ranging from introductory training for new employees, technical training, performance enhancement training, professional enhancement training, team-building and communications training.
As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC municipal governments in the areas where we operate. We have no obligation beyond the monthly contributions of 10% to 11% of basic staff salaries. Our contributions to the statutory retirement plans are charged to the consolidated statement of operations as and when incurred. The total amount of contributions we made to employee benefit plans in 2008, 2009 and 2010 was RMB16.8 million, RMB18.9 million and RMB21.7 million (US$3.3 million), respectively.

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
Shenzhen Lingxian Communication primarily develops, manufactures and sells WLAN products. Accordingly, Shenzhen Lingxian Communication is required to obtain and has obtained product type approval certificate and product type approval code for radio transmission equipment issued by MIIT.
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

OVERVIEW
We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, (i) wireless coverage products and services (including WLAN products and services), which are mainly supplied to telecommunications operators, and (ii) base station RF products, which are mainly supplied to base station equipment manufacturers.
We have a strong in-house RF technology research and development capability. Our team of 247 researchers and technicians with extensive experience in the wireless communication industry in China are based in Shenzhen. As of April 30, 2011, we had 164 registered patents and 110 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.
Our wireless coverage products enable telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, subways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products. To date, we have developed over 681 models of wireless coverage equipment. In addition, our wireless coverage products include WLAN products which we began selling in significant volume in 2010, and we became one of the principal WLAN equipment and installation service providers to the three telecommunications operators in China, in particular the China Mobile group, in 2010. We provide most of our wireless coverage products and services to local affiliates of the three telecommunications operators in China, namely the China Mobile group, the China Unicom Group and the China Telecom group. According to BAYES, in 2010, we were the second largest provider of wireless coverage products and services in China. In recent years, the wireless coverage market in China has benefited from increased capital expenditure by the three telecommunications operators in China.
Our base station RF products are mainly supplied to base station equipment manufacturers. These customers use our base station RF products in their base station equipment manufacturing. To date, we have become a qualified supplier of base station RF products to several major domestic and foreign base station equipment manufacturers, such as Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., China Potevio Co., Ltd., Alcatel Shanghai Bell Co., Ltd., Nokia Siemens Network and Ericsson (China) Co., Ltd. We have developed over 377 types of base station RF products.
Our revenues were RMB984.7 million in 2008, RMB1,602.9 million in 2009 and RMB1,721.0 million (US$260.8 million) in 2010. Our gross profit was RMB233.3 million in 2008, RMB379.0 million in 2009 and RMB455.7 million (US$69.1 million) in 2010. Our operating income was RMB60.4 million in 2009 and RMB155.7 million (US$23.6 million) in 2010, and we had an operating loss of RMB130.1 million in 2008. Our net income was RMB32.7 million in 2009 and RMB98.1 million (US$14.9 million) in 2010, and we had a net loss of RMB146.4 million in 2008.
KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
The following are key factors that affect our financial condition and results of operations. They are important to the understanding of our business:
Expenditure by Wireless Operators and Base Station Equipment Manufacturers
Our business is largely dependent on the demand for our wireless coverage products and services from wireless operators in China. Accordingly, the amount of wireless network capital expenditure by our customers, especially the three telecommunications operators in China has had and will continue to have a material impact on our revenues. Following the grant of 3G licenses to the three telecommunications operators in China in January 2009, these operators started the construction of 3G networks and significantly increased their capital expenditure and investment in wireless coverage products in 2009. These operators continued such capital expenditure and investment in 2010 in order to improve the network coverage quality, although the rate of growth of such expenditures between 2010 and 2009 was lower than the rate between 2009 and 2008. We believe that these operators in China will continue, at a relatively similar pace as in 2010, such capital expenditure and investment in the foreseeable future.

In addition, revenues from the sales of our base station RF products have accounted for the remaining portion of our sales in 2008, 2009 and 2010, and we expect the growth in the demand for these products will continue to be an important contributor to our revenue growth. Similar to sales of wireless coverage products and services, sales of base station RF products have recently been affected by construction of 3G networks in China, with expenditures increasing significantly in 2009 and increasing again in 2010, though at a more moderate rate of growth in comparison to 2009.
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
Under the payment terms of our contracts and as a customary practice of the wireless coverage industry in China, we allow our customers to pay the contract amount in installments upon the occurrence of certain events, such as the issuance of the delivery or completion certificate, the issuance of the preliminary inspection certificate, the issuance of the final inspection certificate, and/or the expiration of the warranty period. The installment terms of our contracts range from six months to three years. On a weighted average basis, historically under our contracts, approximately 41% of the contract value is due upon the issuance of the delivery or completion certificate, approximately 38% is due upon the issuance of the preliminary inspection certificate, approximately 17% is due upon the issuance of the final inspection certificate and approximately 4% is due upon the expiration of the warranty period. To the extent revenue recognized under a contract is not yet paid, we record it as an account receivable. We record the portion of the amounts due under our contract payment terms in excess of the revenue recognized as deferred income, which is included in other payables. We classify amounts due beyond one year determined by contractual terms and customers’ payment history as long-term accounts receivable and we discount them at the prevailing interest rate as published by the People’s Bank of China, the PRC central bank. We make provisions for estimated settlement discounts that we expect to be utilized by the customers and record them as a reduction in revenues. The settlement discount is our best estimate based on our past billing and collection experience with our customers and our negotiation with customers. We determine such discount separately on a contract by contract basis. In addition, we will review our settlement discounts periodically to ascertain that these settlement discounts are sufficient but not excessive.
We made provisions for settlement discounts of RMB13.8 million, RMB55.5 million and RMB23.9 million (US$3.6 million) in 2008, 2009 and 2010, respectively, in order to accelerate the collection of account receivables which may have been affected by the telecommunication industry restructuring in 2008. We sold an aggregate of RMB202.2 million, RMB371.6 million and RMB238.5 million (US$36.1 million) of our accounts receivable to banks in 2008, 2009 and 2010, respectively. Our sale of accounts receivable was with limited-recourse where we receive 100% of the face value of accounts receivable sold, net of bank fees. We must, however, keep at the bank a time deposit as a pledge in the amount of 10% of the aggregate accounts receivable we sold to the bank that remain unsettled by our customers at all times. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for additional information on our accounts receivable position and our receivable selling arrangements. See “— Revenues — Provision of Wireless Coverage Products and Services” for additional discussions on our policy of recognizing wireless coverage products and services revenues. The gap of time between our recognition of revenues and the occurrence of various payment events has created a long accounts receivable cycle. The time difference between payment events typically ranges from six months to three years. In addition, our accounts receivable cycle can be further lengthened if our customers do not promptly make installment payments upon the occurrence of the related payment events. In 2009, as a result of the enhancement of our accounts receivable collection efforts, we were able to significantly reduce our accounts receivable turnover days to 292 days from 469 days in 2008. We continued our focus on improving our collections in 2010, and our accounts receivable turnover days were 309 days in 2010. However, we cannot assure you that we will be able to maintain our shortened collection cycle in future periods or if there will be any other factors beyond our control that will continue to lengthen our accounts receivable cycles or collection periods.
We recognize revenues from the sale of standalone base station RF products when the risk and reward of ownership and title of these parts and components and products have been transferred to our customers, which typically coincide with delivery and acceptance of these parts and components and products by our customers.

Liquidity Concern Arising out of Our Accounts Receivable Cycle and Revenue Cycle
Our contract practice described above has resulted in a significant working capital demand for the operation of our business. This includes, among other things, a substantial build-up of inventories, in particular, finished goods, and long accounts receivable cycle. Our revenue cycle also impacts our liquidity needs. We tend to recognize more revenues and collect most of them during the fourth quarter of the year. In 2008, 2009 and 2010, our collections in the fourth quarter constituted 43.8%, 44.3% and 41.0% of our total collections during the respective years. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of a year and typically deliver and install much more during the third and fourth quarters. As a result of our revenue cycle and our long accounts receivable cycle, we tend to have more working capital toward the end of the year and the first part of the subsequent year and tend to have less working capital during the middle part of the year, especially the third quarter. Our ability to rely on cash generated from our operations to finance our working capital and other needs of our operations is therefore substantially limited. Accordingly, we are highly dependent on bank financing and the sale of accounts receivable to fund our working capital requirements and to support our liquidity. Historically, we have principally relied on bank loans to finance our working capital needs. As of December 31, 2008, 2009 and 2010, we had an aggregate of RMB480.2 million, RMB613.4 million and RMB638.2 million (US$96.7 million), respectively, of short-term bank loans outstanding. As of December 31, 2010, we had an aggregate of RMB1.4 billion (US$216.7 million) in short-term bank loans and bills payable facilities, of which RMB591.0 million (US$89.5 million) in short-term bank loans had been drawn and RMB109.3 million (US$16.6 million) in bills payable had been utilized. As of December 31, 2010, RMB394.0 million (US$59.7 million) in short-term bank loans and RMB329.0 million (US$49.8 million) in bills payable remained committed but not yet drawn or utilized. As of December 31, 2010, we had an aggregate of RMB110.0 million (US$16.7 million) in long-term bank loans outstanding, of which RMB20.0 million (US$3.0 million) are due for repayment within one year. In addition, we had accounts receivable selling arrangements in the aggregate of RMB500.0 million (US$75.8 million), of which RMB436.4 million (US$66.1 million) had been drawn and RMB63.6 million (US$9.6 million) remained committed but not yet utilized as of December 31, 2010. Utilization of the unutilized bill payables facilities requires pledge of bank deposit in the amount of approximately 20% to 30% of the utilized facilities, and utilization of account receivable selling arrangements requires pledge of bank deposit in the amount of approximately 10% of the utilized facilities. We expect to continue to rely on bank loans, including bills payable, and the sale of our accounts receivable to finance our working capital needs as we grow our business. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for a discussion on our accounts receivable position and our bank borrowing and receivable selling arrangements.
Significant Quarterly Fluctuations of Our Results of Operations
We have historically generated a majority of our revenues from our wireless coverage products and services, and we have typically generated substantially less revenues in the first quarter of each year. For our standalone service contracts and bundled sale contracts, our customers usually perform completion inspections, issue completion certificates and sign sale and purchase contracts with us in June and December each year. This is because our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment, and their work is performed in accordance with their internal annual and semi-annual project management processes. As a result, our customers prefer performing completion inspections and signing contracts for all installed projects at the same time. Our principal customers are publicly traded companies, and their project management process is also influenced by their semi-annual reporting obligations. As a result, our revenues in the first quarter are typically much less than the second quarter, and our revenues in the third quarter are typically much less than the fourth quarter. We recognize our revenue from the sale of our products when delivery has occurred and the customer has signed a contract with us and issued a delivery certificate which indicates the customers’ acceptance of the equipment delivered. We have historically reported net losses in the first quarter, reflecting a combination of (1) the increased costs of performing our ongoing wireless coverage contracts as a result of the growth in volume of contracts and (2) lower levels of revenues generated during the first and third quarters. In 2008, 7.3%, 18.9%, 21.6% and 52.2% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB41.5 million in the first quarter. In 2009, 17.8%, 26.4%, 24.6% and 31.2% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net income of RMB6.3 million in the first quarter. In 2010, 9.3%, 21.5%, 23.1% and 46.1% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we reported a net loss of RMB22.9 million (US$3.5 million) in the first quarter. We believe that our first quarter 2009 performance was unusual due to the extraordinarily strong demand from the three Chinese telecommunications operators primarily as a result of the issuance of 3G licenses in January 2009. As the volume of our contracts grows, we anticipate that we may continue to experience fluctuations in revenues on a quarterly basis and may continue to experience net losses as a result, particularly in the first quarter. You should read “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We historically recognized significantly lower revenues in the first quarter, which sometimes resulted in net losses in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses” for additional disclosure.

The following table sets forth our unaudited consolidated statements of operations and selected consolidated balance sheet data for each of the 12 quarters ended December 31, 2010:

	Three months ended
	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010	2010
	(in thousands of RMB)
Revenues	71,389	186,341	212,478	514,449	285,293	423,214	394,852	499,584	159,364	370,413	396,900	794,297
Cost of revenues	(49,420)	(124,216)	(149,635)	(428,096)	(212,179)	(317,326)	(289,641)	(404,827)	(120,608)	(278,158)	(293,150)	(573,331)
Gross profit	21,969	62,125	62,843	86,353	73,114	105,888	105,211	94,757	38,756	92,255	103,750	220,966
Other revenue	—	—	—	—	—	425	1,255	1,664	3,131	4,401	4,968	4,094
Operating expenses:
Research and development costs	(15,328)	(17,815)	(15,477)	(21,612)	(13,333)	(12,557)	(16,485)	(17,524)	(13,713)	(20,633)	(22,218)	(15,026)
Sales and distribution expenses	(28,810)	(31,014)	(26,841)	(51,859)	(33,715)	(44,705)	(43,199)	(58,906)	(30,441)	(37,064)	(40,078)	(59,009)
General and administrative expenses	(14,158)	(18,225)	(17,816)	(76,829)	(15,071)	(19,442)	(16,989)	(30,004)	(18,080)	(20,714)	(21,084)	(18,600)
Impairment of goodwill	—	—	—	(27,589)	—	—	—	—	—	—	—	—
Total operating expenses	(58,296)	(67,054)	(60,134)	(177,889)	(62,119)	(76,704)	(76,673)	(106,434)	(62,234)	(78,411)	(83,380)	(92,635)
Operating (loss)/income	(36,327)	(4,929)	2,709	(91,536)	10,995	29,609	29,793	(10,013)	(20,347)	18,245	25,338	132,425
Other (expense)/income
Interest income	5,472	4,764	4,482	16,539	10,024	7,984	6,749	16,240	4,777	3,951	4,108	14,934
Interest expense	(13,242)	(13,990)	(15,349)	(12,263)	(13,978)	(14,565)	(14,708)	(13,515)	(13,211)	(14,848)	(14,531)	(15,552)
Investment income	296	—	—	4,577	—	—	—	—	—	—	—	—
Foreign currency exchange (loss)/gain	(7,029)	(2,904)	(974)	489	(27)	(675)	329	162	(43)	(453)	40	(141)
Grant income	2,030	91	110	12,978	324	1,342	3,736	920	2,092	8	—	57
Total other (expense)/income	(12,473)	(12,039)	(11,731)	22,320	(3,657)	(5,914)	(3,894)	3,807	(6,385)	(11,342)	(10,383)	(702)
(Loss)/income before income tax (expense)/benefit	(48,800)	(16,968)	(9,022)	(69,216)	7,338	23,695	25,899	(6,206)	(26,732)	6,903	14,955	131,723
Income tax benefit /(expense)	7,046	(277)	363	(10,289)	(1,030)	(10,383)	(5,772)	(883)	3,798	(1,662)	(2,529)	(29,321)
Net (loss)/income	(41,754)	(17,245)	(8,659)	(79,505)	6,308	13,312	20,127	(7,089)	(22,934)	5,241	12,426	102,402
Net loss/(income) attributable to non-controlling interests	226	202	227	141	(3)	(3)	6	14	19	16	474	496
Net (loss)/income attributable to the equity shareholders of GrenTech	(41,528)	(17,043)	(8,432)	(79,364)	6,305	13,309	20,133	(7,075)	(22,915)	5,257	12,900	102,898

	As of
	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010	2010
	(in thousands of RMB)
Cash and cash equivalents	216,193	43,089	67,954	293,353	116,733	149,514	49,009	469,454	131,612	188,767	122,329	380,098
Restricted cash	216,602	188,817	131,999	122,368	127,656	182,567	91,286	103,035	99,138	76,655	77,874	90,132
Accounts receivable, net	890,095	960,019	959,887	728,260	911,156	931,487	956,612	892,149	887,504	998,639	1,009,811	1,154,540
Long-term accounts receivable	369,329	341,675	387,573	551,210	524,936	585,622	612,276	452,191	420,678	448,973	453,567	462,521
Short-term bank loans	506,050	429,925	448,083	480,207	423,965	560,886	586,159	613,378	532,586	716,493	639,145	638,229
Long-term debt	150,000	130,000	130,000	130,000	130,000	110,000	110,000	110,000	110,000	90,000	90,000	90,000
We anticipate that we will continue to experience significant fluctuations in revenues, cost of revenues and other results of operations from quarter to quarter during any year if our telecommunications operator customers continue their current contract practice in the future. This quarterly fluctuation of revenues and operating results has affected and is likely to continue to affect our cash flow and working capital positions.

FINANCIAL OVERVIEW
Revenues
We derive our revenues from the provision of wireless coverage products and services, and, to a lesser extent, the sale of base station RF products.
The following table sets forth our revenue contribution by revenue source and as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Wireless coverage solutions:
Wireless coverage products	499.0	50.7	781.9	48.8	814.0	123.3	47.3
Installation services	277.9	28.2	469.5	29.3	633.9	96.0	36.8
Base station RF products	221.6	22.5	407.0	25.4	297.0	45.0	17.3
Provision for settlement discounts	(13.8)	(1.4)	(55.5)	(3.5)	(23.9)	(3.5)	(1.4)
Total (1)	984.7	100.0	1,602.9	100.0	1,721.0	260.8	100.0

(1)	Includes an insignificant amount of revenue generated from our Internet and Internet-based real estate agent businesses in 2010.
Wireless Coverage Products and Services. Our wireless coverage products and services have historically been the single largest contributor to our revenues, and we expect this trend to continue for the foreseeable future. In 2010, we increased our sales of higher-profit margin installation services, with revenue from such services accounting for 36.8% of our revenue in 2010. We expect to maintain our sales of installation services, as a percentage of our revenue, at a relatively similar level for the foreseeable future. Our wireless coverage products include repeaters, trunk amplifiers, digital optic coverage products and other coverage products, as well as WLAN products, all of which we develop and manufacture in-house. Our wireless coverage products also include various accessories such as coaxial cables and antennas for installation. These accessories are purchased from third-party vendors. We provide most of our wireless coverage products and services to the China Mobile group, the China Unicom group and the China Telecom group.
Base station RF products. During the fourth quarter of 2005, we began to develop base station RF products. We consume a substantial portion of our base station RF products internally for incorporation into our wireless coverage products. In addition, we are the qualified supplier of base station RF products to seven major domestic and foreign base station equipment manufacturers. Our sales of base station RF products amounted to RMB221.6 million in 2008, RMB407.0 million in 2009 and RMB297.0 million (US$45.0 million) in 2010.
Cost of Revenues
Our cost of revenues consists of costs related to our sales of wireless coverage products, wireless coverage installation services and base station RF products. Our cost of revenues increased from RMB751.4 million in 2008 to RMB1.2 billion in 2009 and RMB1.3 billion (US$191.7 million) in 2010. Our cost of revenues as a percentage of revenues was 76.3%, 76.4% and 73.5% in 2008, 2009 and 2010, respectively. We expect cost of revenues to continue to increase, in line with our increase in production and sales. We expect our gross profit margin to remain relatively stable primarily due to the fact that the decrease in unit pricing of our products as result of intense market competition and, with respect to our wireless coverage products, the adoption of centralized bidding process by the wireless network operators, and the downward pricing trend over the life of our maturing products, is expected to be partially offset by the moderate decrease in unit production cost and an increasing percentage of higher-profit margin new products and installation services in our overall product mix.

The following table sets forth our cost of revenues contribution by category and as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Wireless coverage solutions:
Wireless coverage products	375.5	50.0	575.4	47.0	606.0	91.8	47.9
Installation services	186.2	24.8	308.1	25.2	413.7	62.7	32.7
Base station RF products	189.7	25.2	340.5	27.8	245.5	37.2	19.4
Total	751.4	100.0	1,224.0	100.0	1,265.2	191.7	100.0
Wireless Coverage Products and Services. Cost of revenues for sales of wireless coverage products primarily includes our direct cost in manufacturing wireless coverage products, depreciation and amortization, purchase costs of raw materials and outsourced ancillary products from suppliers and manufacturers, as well as overhead such as compensation, bonuses and travel expenses of our own engineers and technicians engaged in the production process of our wireless coverage products. Cost of revenues for sales of wireless coverage products also includes provision for warranties. We accrue estimated warranty costs that we expect to incur during the warranty periods when we are required to provide free repair and replacement for defectively installed products. Our warranties generally extend for a period of 12 months to three years. Our provision for warranties charged to cost revenues for sales of wireless coverage products in 2008, 2009 and 2010 amounted to 0.9%, 1.5% and 1.8% of our revenues, respectively. Our actual warranty expenditure in 2008, 2009 and 2010 was RMB8.7 million, RMB 24.4 million and RMB30.2 million (US$4.6 million), respectively.
Cost of revenues for wireless coverage installation services primarily includes overhead such as salaries and travel expenses of our own installation staff, installation materials and related expenses, and costs that we incur to hire third parties to install our wireless coverage products. Certain installation costs are deferred and charged to expenses when the relevant sales revenues are recognized.
Base Station RF Products. Cost of revenues for base station RF products primarily includes our direct cost in manufacturing base station RF products, depreciation and amortization, purchase costs of raw materials and outsourced ancillary products from suppliers and manufacturers, as well as overhead such as compensation, bonuses and travel expenses of our own engineers and technicians engaged in the production process of our base station RF products.
Operating Expenses
Our operating expenses primarily consist of research and development costs, sales and distribution expenses and general and administrative expenses. The following table sets forth our operating expenses contribution by category and as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Research and development costs	70.3	19.3	59.9	18.6	71.6	10.9	22.6
Sales and distribution expenses	138.5	38.1	180.5	56.1	166.6	25.2	52.6
General and administrative expenses	127.0	35.0	81.5	25.3	78.5	11.9	24.8
Impairment of goodwill	27.6	7.6	—	—	—	—	—
Total operating expenses	363.4	100.0	321.9	100.0	316.7	48.0	100.0
Research and Development Costs. These include the remuneration of our research and development staff, depreciation and maintenance expenses for research and development equipment and raw material costs used for our research and development activities. Our research and development costs are expensed as incurred. We incur research and development costs primarily in connection with the development of base station RF products and wireless coverage products, including 3G-related and TD-LTE-related products and RF technology. Our research and development costs accounted for 7.1%, 3.7% and 4.2% of our revenues in 2008, 2009 and 2010, respectively. We expect to increase our research and development costs in the future to enhance our product offerings.
Sales and Distribution Expenses. These include marketing and promotion expenses, remuneration and expenses of our sales staff, the operational expenses of our marketing offices and a portion of our freight costs. Our sales and distribution expenses accounted for 14.1%, 11.3% and 9.7% of our revenues in 2008, 2009 and 2010, respectively. We expect our sales and distribution expenses as a percentage of our revenues will continue to decrease moderately in the near future due to the changes of our major customers’ centralized bidding and procurement policy commencing in 2007, which has caused a reduction in the number of contract bids in which we participate, that in turn lowers our sales and marketing expenses, as well as the continuous implementation of our internal cost control and reduction measures. Our current sales and marketing plans continue to focus on the PRC wireless operators. We are also expending a portion of our marketing resources, including hiring of additional marketing staff, to increase our sales of base station RF products to base station equipment manufacturers.

General and Administrative Expenses. This expense category includes the remuneration of administrative staff, daily operational expenses, depreciation of fixed assets and allowance for accounts receivable. Our general and administrative expenses accounted for 12.9%, 5.1% and 4.6% of our revenues in 2008, 2009 and 2010, respectively. We make allowance for accounts receivable to the extent that we consider the collection of such accounts receivable to be doubtful. Our bad debt expenses amounted to RMB57.6 million, RMB11.3 million and RMB3.0 million (US$0.5 million) in 2008, 2009 and 2010, respectively. The significant amount of bad debt expenses in 2008 was mainly due to the write-off of aged accounts receivable balances due from our non-operator customers. These customers experienced financial difficulties caused by a loss of market share due to changes in the procurement policies by the telecommunications operators and tightening of credit controls by PRC banks. We plan to continue to implement internal cost control and reduction measures and expect our general and administration expenses to decrease moderately as a percentage of our revenues in the future.
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
Interest Expense
Our interest expense primarily consists of (i) interest that we incur in bank borrowings, (ii) fees and discount charges incurred in connection with the sale of our accounts receivable, and (iii) finance charges we incur on bills financing. Our interest expense remained relatively stable during 2008, 2009 and 2010.
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
The table below sets forth the components of our interest expense for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Bank loan interest	35,186	35,156	39,007	5,910
Receivable discounting fee (1)	13,521	15,660	14,835	2,248
Financial charges on bills financing	1,763	2,990	1,706	258
Others (2)	4,374	2,960	2,594	393
Total	54,844	56,766	58,142	8,809

(1)	We receive proceeds from the sale of accounts receivable and record a receivable discounting fee. Discount on the sale of accounts receivable is recorded as interest expense in the period during which it occurs. The increase of receivable discounting fee in 2009 as compared to 2008 was due to an increase in accounts receivable sold during 2009. The decrease of receivable discounting fee in 2010 as compared to 2009 was due to a decrease in accounts receivable sold during 2010.

(2)	Others mainly consist of bank fees.
Income Tax Expense
Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. However, Shenzhen GrenTech, Shenzhen Lingxian, Shenzhen Kaige, Shenzhen Kaixuan and Shenzhen GrenTech RF were established in the Shenzhen Special Economic Zone and were entitled to the preferential income tax rate of 15%.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, which took effect as of January 1, 2008. The new tax law and its relevant regulations also provide a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. Further, entities established before January 1, 2008 which qualify as ANTEs under the new tax law are entitled to a preferential income tax rate of 15%. Entities established in Special Economic Zones after January 1, 2008 which qualify as ANTEs under the new tax law are entitled to a two-year exemption from income tax and thereafter a 50% reduction in the standard 25% rate for the succeeding three years.
Under the new tax law, Shenzhen Lingxian, Shenzhen Kaige and Shenzhen Kaixuan are subject to the transitional tax rates of 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onward, respectively. In March 2009, Shenzhen GrenTech obtained the ANTE certificate entitling it to a preferential income tax rate of 15% under the new tax law retroactively from January 1, 2008 to December 31, 2010. Thereafter, Shenzhen GrenTech will be subject to an income tax rate of 24% for 2011 and 25% from 2012 onwards unless it can requalify as an ANTE in 2011 or thereafter. Shenzhen GrenTech is in the process of applying for the requalification as an ANTE pursuant to the relevant PRC laws and regulations. Shenzhen GrenTech RF was established in March 2008 and was subject to income tax at a rate of 25% for 2008 and 2009. In September 2010, Shenzhen GrenTech RF obtained the ANTE certificate entitling it to a preferential income tax rate of 12.5% under the new tax law from January 1, 2010 to December 31, 2012. Shenzhen Lingxian Communication, Shenzhen GrenTech IOT Network, and Express (Shenzhen) Network were established in 2010 and therefore are subject to income tax at a rate of 25%. For more details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—If we lose certain government tax concessions, our profitability may be materially and adversely affected.”
Non-controlling Interest
Non-controlling interest represents the portion of our income or loss that is attributable to the non-controlling interest in our consolidated subsidiaries during the year. These subsidiaries include Shenzhen Lingxian, Shenzhen Lingxian Communication, Shenzhen GrenTech IOT Network, Express (Shenzhen) Network, PT. GrenTech Indonesia, GrenTech India Private Limited and Lake Microwave. In December 2008, we divested Lake Microwave. The terms of the divestiture were negotiated on an arms’ length basis and approved by our independent directors. The transfer of the equity interest in Lake Microwave was completed in December 2008. For details, please refer to “Item 4. Information on the Company.”
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
When we recognize our revenues from the sale of wireless coverage products and installation services, we also deduct an estimated settlement discount that we expect to be utilized by our customers in the future to encourage prompt payment. The settlement discount is based on our past billing and collection experience with our customers and our negotiation with customers. We determine such discount separately on a contract by contract basis. If actual settlement discounts made differ from our estimates, an additional provision or write back is made upon settlement. We made provisions for settlement discounts of RMB13.8 million, RMB 55.5 million and RMB23.9 million (US$3.6 million) in 2008, 2009 and 2010, respectively, in order to accelerate the collection of account receivables which may be affected by the telecommunication industry restructuring in 2008. The following table sets forth an analysis of the settlement discount accounts for 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Balance at beginning of year	10,657	24,425	53,624	8,125
Provision during the year	13,768	55,500	23,888	3,619
Utilization during the year	—	(26,301)	(16,340)	(2,476)
Balance at end of year	24,425	53,624	61,172	9,268
Allowance for Doubtful Accounts. Our wireless coverage customers pay by installments, creating long accounts receivable cycles. We provide for an allowance for doubtful accounts based on our best estimate of the amount of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by taking into account factors such as historical experience, age of the accounts receivable balances and economic conditions. As of December 31, 2010, our allowance for doubtful accounts amounted to RMB39.6 million (US$6.0 million), which was mainly related to certain aged individual account receivables due from operator customers, and our collection cost may outweigh the aggregate amount of those outstanding account receivables. In addition, we wrote off RMB43.6 million in doubtful accounts in 2008, which was mainly related to aged receivable balances due from certain customers who experienced financial difficulties caused by a loss of market share due to changes in the procurement policies by major telecommunications operators and tightening of credit controls by PRC banks. The following table sets forth an analysis of the allowance for doubtful accounts for 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Balance at beginning of year	22,354	25,323	36,586	5,543
Derecognized on disposal of subsidiaries	(11,017)	—	—	—
Bad debt expense	57,574	11,916	2,994	454
Written back during the year	—	(653)	—	—
Written off during the year	(43,588)	—	—	—
Balance at end of year	25,323	36,586	39,580	5,997

Inventories. Our inventories comprise raw materials, work in progress and finished goods. We state our inventories at the lower of cost or market value. We determine the cost of our inventories by using the weighted average cost method. Cost of work in progress and finished goods consists of direct materials, direct production cost and a proportional allocation of our production overhead. We determine the net realizable value of our inventories on the basis of anticipated sales proceeds less estimated selling expenses. At each balance sheet date, we identify inventories that are worth less than cost and write them down to their net realizable value and the difference is charged to our cost of revenues of that year. The amounts of write-down of inventories to net realizable value as of December 31, 2008, 2009 and 2010 were RMB42.2 million, RMB58.2 million and RMB61.4 million (US$9.3 million), respectively. The write-down of inventory in the amount of RMB42.0 million, RMB16.1 million and RMB3.2 million (US$0.5 million) in 2008, 2009 and 2010, respectively, was mainly related to inventories that are no longer suitable for future network construction due to rapid advancement in wireless coverage technology and the rollout of large-scale 3G network construction.
Finished goods make up the majority of our inventories. Our high level of finished goods is primarily the result of the way we recognize our revenues from our provision of wireless coverage products and services. Our revenue recognition policy requires us to expense our finished goods in inventory at the point when the sale of products has been recognized as revenue. A considerable portion of our finished goods represents wireless equipment products delivered to customers’ sites which have not been accepted by the customers. Also included in finished good are deferred installation costs related to costs incurred for installation of wireless coverage products for which the related preliminary inspection certificates have not been issued at the respective balance sheet dates. We deliver our finished goods to our customers’ sites in accordance with successful bids and project designs approved by our customers. Finished goods delivered to customers’ sites which have not been accepted by the customers and deferred installation costs amounted to RMB187.0 million, RMB398.2 million and RMB365.7 million (US$55.4 million) as of December 31, 2008, 2009 and 2010, respectively. You should read “Business—Our Wireless Coverage Products and Services—Our Sales Cycle” for additional information and analysis on our bidding and contracting practice. In addition, we control our installation costs by entering into fixed-price contracts with our installation contractors for wireless coverage products.
Provision for Warranties. We account for estimated warranty cost as part of our cost of revenues at the time we recognize related revenues. We accrue estimated warranty costs that we may incur during the warranty periods when we are required to provide free repair and replacement for defectively installed products. Our warranties generally extend for a period of 12 months to three years. We determine our provision for warranties primarily based on historical trends of warranty costs adjusted for specific conditions that may arise under each contract and the number of contracts under warranty at each financial year-end. Although we believe that the level of our provision for warranties is appropriate, actual claims incurred in the future could differ from our estimates.
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
In accordance with ASC 350 Intangibles-Goodwill and Other, we use our market capitalization as a basis for determination of fair value of the reporting unit. Adjustments to market capitalization are made with consideration of factors such as control premium of our shares, volatility and transaction volume of our share price. These adjustments require significant judgment and may affect our conclusion on whether or not an impairment charge should be recognized.
We performed goodwill impairment testing annually. In 2008, the economic downturn has adversely affected our market capitalization. Based on the step two of our impairment test performed, we determined that our goodwill of RMB27.6 million was fully impaired. Accordingly, we recognized impairment loss of goodwill amounting to RMB27.6 million in 2008.
Results of Operations
The following table sets forth our results of operations as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(%)	(%)	(%)
Revenues	100.0	100.0	100.0
Cost of revenues	(76.3)	(76.4)	(73.5)
Gross profit	23.7	23.6	26.5
Other revenue	—	0.2	1.0
Operating expenses:
Research and development costs	(7.1)	(3.7)	(4.2)
Sales and distribution expenses	(14.1)	(11.3)	(9.7)
General and administrative expenses	(12.9)	(5.1)	(4.6)
Impairment of goodwill	(2.8)	—	—
Total operating expenses	(36.9)	(20.1)	(18.4)
Operating (loss) income	(13.2)	3.7	9.0
Other (expense) income:
Interest income	3.2	2.6	1.6
Interest expense	(5.6)	(3.5)	(3.4)
Investment income	0.5	—	—
Foreign currency exchange loss	(1.1)	(0.0)	(0.0)
Grant income	1.5	0.4	0.1
Total other expense	(1.4)	(0.5)	(1.7)
(Loss) income before income tax expense	(14.6)	3.2	7.4
Income tax expense	(0.3)	(1.2)	(1.7)
Net (loss) income	(14.9)	2.0	5.6
Net loss attributable to non-controlling interests	0.1	0.0	0.1
Net (loss) income attributable to the equity shareholders of GrenTech	(14.8)	2.0	5.7
2010 compared to 2009
Revenues. Our revenues increased by RMB118.0 million, or 7.4%, to RMB1.7 billion (US$260.8 million) in 2010 from RMB1.6 billion in 2009. The overall increase in 2010 was primarily attributable to continued investment and expenditure in network construction, in particular 3G networks, by the three Chinese telecommunications operators in 2010 in order to improve the network coverage quality, as well as an increase in sales of WLAN products, in particular to the China Mobile group.

Our sales of wireless coverage products increased by RMB32.1 million, or 4.1%, to RMB814.0 million (US$123.3 million) in 2010 from RMB781.9 million in 2009, and our sales of installation services increased by RMB164.4 million, or 35.0%, to RMB633.9 million (US$96.0 million) in 2010 from RMB469.5 million in 2009, primarily due to 3G network deployment by the three telecommunications operators in China which increased customer demand, an increase in sales of WLAN products and services, in particular to the China Mobile group, our efforts to focus on increasing sales of installation services, as well as our expansion of product portfolio and services.
Our sales of base station RF products decreased by RMB110.0 million, or 27.0%, to RMB297.0 million (US$45.0 million) in 2010 from RMB407.0 million in 2009, primarily due to the relatively moderate pace of 3G network construction in 2010 which reduced the demand for base station RF products in 2010.
Cost of Revenues. Cost of revenues increased by RMB41.3 million, or 3.4%, to RMB1.3 billion (US$191.7 million) in 2010 from RMB1.2 billion in 2009, primarily as a result of increased provision of wireless coverage installation services and sales of wireless coverage products, offset in part by reduced costs for base station RF products due to reduced sales volume of such products in 2010. The increase in cost of revenues was smaller than the increase in revenues, mainly resulting from our efforts to focus on increasing sales of higher-profit margin new products (including WLAN products, digital optic coverage products and subway coverage products) and installation services.
Gross Profit. As a result of the foregoing, gross profit increased by RMB76.8 million, or 20.3%, to RMB455.7 million (US$69.1 million) in 2010 from RMB379.0 million in 2009. Gross profit margin was 26.5% and 23.6% in 2010 and 2009, respectively.
Research and Development Costs. Our research and development costs increased by RMB11.7 million, or 19.5%, to RMB71.6 million (US$10.8 million) in 2010 from RMB59.9 million in 2009. The increase was mainly due to increased remuneration of our research and development staff and raw material costs in connection with our expanded research and development activities in 2010 for the development of new products. Research and development costs accounted for 4.2% of total revenues in 2010, as compared to 3.7% in 2009.
Sales and Distribution Expenses. Sales and distribution expenses decreased by RMB13.9 million, or 7.7%, to RMB166.6 million (US$25.2 million) in 2010 from RMB180.5 million in 2009. The decrease was primarily attributable to the implementation of our internal cost control and reduction measures, partially offset by an increase in remuneration and expenses of our sales staff resulting primarily from an increase in the number of our sales staff. Sales and distribution expenses accounted for 9.7% of total revenue in 2010, as compared to 11.3% in 2009.
General and Administrative Expenses. General and administrative expenses decreased by RMB3.0 million, or 3.7%, to RMB78.5 million (US$11.9 million) in 2010 from RMB81.5 million in 2009. The decrease was mainly due to a reduction in bad debt expense of RMB8.3 million in 2010 which was partially offset by an increase of RMB4.3 million in remuneration of administrative staff resulting primarily from an increase in the number of our administrative staff. General and administrative expenses accounted for 4.6% of total revenue in 2010, as compared to 5.1% in 2009.
Operating Income. As a result of the foregoing, operating income increased significantly by RMB95.3 to RMB155.7 million (US$23.6 million) in 2010 from RMB60.4 million in 2009.
Other Income/Expenses. Our interest income decreased to RMB27.8 million (US$4.2 million) in 2010 from RMB41.0 million in 2009 primarily due to decreased interest income arising from the amortization of discounted income from prior years’ accounts receivable. Our interest expense increased to RMB58.1 million (US$8.8 million) in 2010 from RMB56.8 million in 2009 primarily resulting from increased short-term bank loan balances and average borrowing rate. We also reported a foreign currency exchange loss of RMB0.6 million (US$0.09 million) in 2010 compared to RMB0.2 million in 2009. Grant income decreased to RMB2.2 million (US$0.3 million) in 2010 from RMB6.3 million in 2009, which was caused by fewer projects for which we received government grants in 2010 compared to 2009.

Income Tax Expense. In 2010, we recognized an income tax expense of RMB29.7 million (US$4.5 million) as compared to RMB18.1 million in 2009. Our income tax expense increased by RMB11.6 million from 2009 to 2010 mainly due to an increase in income before income tax expense. Our effective tax rate, however, decreased from 35.6% in 2009 to 23.4% in 2010 primarily due to an additional income tax expense of RMB4.1 million charged in 2009 as a result of a change in tax rate on deferred tax assets recognized after Shenzhen Grentech obtained the ANTE certificate in March 2009.
Net Loss Attributable to Non-controlling Interest. Net loss attributable to non-controlling interest was RMB1.0 million (US$0.2 million) in 2010, as compared to RMB0.01 million in 2009.
Net Income. As a result of the foregoing, net income increased significantly by RMB65.5 million to RMB98.1 million (US$14.9 million) in 2010 from RMB32.7 million in 2009.
2009 compared to 2008
Revenues. Our revenues increased by RMB618.3 million, or 62.8%, to RMB1.6 billion in 2009 from RMB984.7 million in 2008. The overall increase in 2009 was primarily attributable to increased investment and expenditure in large-scale network construction, in particular 3G networks, by the three Chinese telecommunications operators in 2009 primarily as a result of the issuance of 3G licenses to these operators in January 2009.
Our sales of wireless coverage products increased by RMB282.9 million, or 56.7%, to RMB781.9 million in 2009 from RMB499.0 million in 2008, and our sales of installation services increased by RMB191.6 million, or 68.9%, to RMB469.5 million in 2009 from RMB277.9 million in 2008, primarily due to 3G network deployment by the three telecommunications operators in China which increased customer demand, as well as our expansion of product portfolio and services.
Our sales of base station RF products increased by RMB185.4 million, or 83.7%, to RMB407.0 million in 2009 from RMB221.6 million in 2008, primarily due to 3G network construction by the three telecommunications operator in China which increased procurement demand from domestic base station equipment manufacturers, as well as our successful bids from various original equipment manufacturers and increased demand from overseas base station equipment manufacturers.
Cost of Revenues. Cost of revenues increased by RMB472.6 million, or 62.9%, to RMB1.2 billion in 2009 from RMB751.4 million in 2008, compared to an increase of 62.8% in our overall revenues. The increase in cost of revenues was in line with the increase in our revenues in 2009.
Gross Profit. As a result of the foregoing, gross profit increased by RMB145.7 million, or 62.4%, to RMB379.0 million in 2009 from RMB233.3 million in 2008. Gross profit margin was 23.6% and 23.7% in 2009 and 2008, respectively.
Research and Development Costs. Our research and development costs decreased by RMB10.3 million, or 14.7%, to RMB59.9 million in 2009 from RMB70.2 million in 2008. The decrease was mainly due to our relatively stable pipeline of research and development projects in 2009 and the enhancement of our research and development efficiency and effectiveness in 2009. Research and development costs accounted for 3.7% of total revenues in 2009, as compared to 7.1% in 2008.
Sales and Distribution Expenses. Sales and distribution expenses increased by RMB42.0 million, or 30.3%, to RMB180.5 million in 2009 from RMB138.5 million in 2008. The increase was primarily attributable to an increase in sales activities and distribution expenses driven by higher sales volume. Sales and distribution expenses accounted for 11.3% of total revenue in 2009, as compared to 14.1% in 2008.
General and Administrative Expenses. General and administrative expenses decreased by RMB45.5 million, or 35.8%, to RMB81.5 million in 2009 from RMB127.0 million in 2008. The decrease was mainly due to a reduction in bad debt expense of RMB45.7 million in 2009 and the implementation of our internal cost control and reduction measures. In addition, we had significant bad debt expense in 2008 mainly due to the write-off of aged accounts receivable balances due from our non-operator customers. These customers experienced financial difficulties caused by a loss of market share due to changes in the procurement policies by the telecommunications operators and tightening of credit controls by PRC banks. General and administrative expenses accounted for 5.1% of total revenue in 2009, as compared to 12.9% in 2008.

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
Operating Income. As a result of the foregoing, we had an operating income of RMB60.4 million in 2009 compared to operating loss of RMB130.1 million in 2008.
Other Income/Expenses. Our interest income increased to RMB41.0 million in 2009 from RMB31.3 million in 2008 primarily due to the amortization of discounted income from prior years’ accounts receivable. Our interest expense increased to RMB56.8 million in 2009 from RMB54.8 million in 2008 primarily resulting from increased bank loan balances, the impact of which was partially offset by the decrease in average borrowing rate. We did not have investment income in 2009. Our investment income of RMB4.9 million in 2008 was mainly due to gain recognized from the disposal of Lake Communication and Lake Microwave. We also reported a foreign currency exchange loss of RMB0.2 million in 2009 compared to RMB10.4 million in 2008 primarily due to a decrease in foreign currency deposits and the relatively stable exchange rate of RMB to U.S. dollar in 2009. Grant income decreased to RMB6.3 million in 2009 from RMB15.2 million in 2008, which was caused by fewer projects for which we received government grants in 2009 compared to 2008.
Income Tax Expense. In 2009, we recognized an income tax expense of RMB18.1 million as compared to RMB3.2 million in 2008. Our income tax expense increased by RMB14.9 million from 2008 to 2009 mainly due to the fact that we were in a net income position in 2009 as compared to a net loss position in 2008.
Net Loss Attributable to Non-controlling Interest. Net loss attributable to non-controlling interest was RMB0.01 million in 2009, as compared to RMB0.8 million in 2008.
Net Income. As a result of the foregoing, we had a net income of RMB32.7 million in 2009 compared to a net loss of RMB146.4 million in 2008.
Liquidity and Capital Resources
In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our sales in any given year may not be sufficient to fully meet our operating cash requirements in that year. We anticipate that our operations may continue to encounter such timing differences in cash flows in the near term. We used and will continue to use available financing means, including bank loans and receivable selling arrangements, to provide sufficient cash inflows to balance such timing differences in our cash flows. We believe that we maintain a good relationship with our major lending banks, and the limits of our bank borrowing facilities have been raised by the lending banks from time to time. We do not expect any difficulty in obtaining bank borrowing facilities to provide cash inflows to balance these timing differences in our cash flows. We also anticipate that near-term working capital and other capital requirements will increase due to our increased sales activities, increased research and development efforts related primarily to 3G and TD-LTE products as well as base station RF products. We anticipate meeting such increase in our near-term working capital and other capital requirements primarily through our internally generated cash and financing means available to us, including short-term bank loans and sales of accounts receivable.
We have procured bank borrowing facilities sufficient for our business operations from various banks, and we may obtain additional bank borrowing facilities. These bank borrowing facilities are generally short-term facilities. We may procure long-term bank borrowing facilities if there are material capital requirements and we anticipate we will have sufficient cash resources to repay the loans. We budget our capital periodically to manage our operational cash flow and meet our bank loan repayments. We believe that our cash flows from operations and current levels of cash, combined with fund available to us through financing, will be sufficient to meet our anticipated cash needs for at least the next 12 months.

As of December 31, 2010, we had available undrawn bank borrowing facilities in the aggregate of RMB394.0 million (US$59.7 million), unutilized bill payables facilities in the aggregate of RMB329.0 million (US$49.8 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB63.6 million (US$9.6 million). Utilization of the unutilized bill payables facilities and accounts receivable selling arrangements requires pledges of bank deposits in an amount equal to 20% to 30% and 10%, respectively, of the amount to be utilized.
In the event that we may be required to raise additional funds to meet any currently unanticipated working capital or capital expenditure requirements, we expect to rely on the same sources of funding, together with capital markets financings.
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by operating activities	5,056	90,731	10,225	1,548
Net cash provided by (used in) investing activities	28,113	(45,338)	(91,672)	(13,890)
Net cash (used in) provided by financing activities	(52,085)	130,919	(7,312)	(1,107)
Cash and cash equivalents at the end of year	293,353	469,454	380,098	57,591
Operating Activities
Net cash of RMB10.2 million (US$1.5 million) was provided by operating activities in 2010, as compared to net cash provided by operating activities of RMB90.7 million and RMB5.1 million in 2009 and 2008, respectively.
For the year ended December 31, 2010, net cash provided by operating activities was mainly attributable to (i) net income of RMB97.1 million (US$14.7 million), (ii) changes in inventories of RMB128.0 million (US$19.4 million), (iii) changes in accounts payable of RMB38.5 million (US$5.8 million), (iv) changes in accrued expenses and other payables of RMB34.0 million (US$5.1 million), (v) depreciation of property, plant and equipment of RMB33.2 million (US$5.0 million), (vi) changes in income tax payable of RMB24.2 million (US$3.7 million) and (vii) changes in prepaid expenses and other current assets of RMB11.9 million (US$1.8 million), partially offset by (A) changes in accounts receivable of RMB256.9 million (US$38.9 million) and (B) changes in bills payable of RMB98.7 million (US$15.0 million).
For the year ended December 31, 2009, net cash provided by operating activities was mainly attributable to (i) net income of RMB32.7 million, (ii) changes in accounts payable of RMB129.4 million, (iii) changes in bills payable of RMB109.7 million, (iv) changes in accrued expenses and other payables of RMB62.2 million, (v) changes in income tax payable of RMB35.7 million, (vi) depreciation of property, plant and equipment of RMB30.7 million, (vii) changes in amounts due to related parties of RMB24.4 million and (viii) changes in prepaid expenses and other current assets of RMB15.8 million, partially offset by (A) changes in inventories of RMB250.6 million and (B) changes in accounts receivable of RMB103.0 million.
For the year ended December 31, 2008, net cash provided by operating activities was mainly attributable to (i) changes in accounts payable of RMB196.0 million, (ii) allowance for doubtful accounts of RMB57.6 million, (iii) changes in bills payable of RMB36.5 million, (iv) depreciation of property, plant and equipment of RMB32.3 million and (v) impairment of goodwill of RMB27.6 million, partially offset by (A) net loss of RMB147.2 million, (B) changes in accounts receivable of RMB132.1 million and (C) changes in prepaid expense and other current assets of RMB64.2 million.

Investing Activities
Net cash of RMB91.7 million (US$13.9 million) was used in investing activities in 2010, as compared to net cash used in investing activities of RMB45.3 million in 2009 and net cash provided by investing activities of RMB28.1 million in 2008.
For the year ended December 31, 2010, net cash used in investing activities was mainly attributable to purchase of property, plant and equipment of RMB105.0 million (US$15.9 million).
For the year ended December 31, 2009, net cash used in investing activities was mainly attributable to purchase of property, plant and equipment of RMB64.7 million.
For the year ended December 31, 2008, net cash provided by investing activities was mainly attributable to a decrease in restricted cash of RMB132.7 million, partially offset by purchase of property, plant and equipment of RMB100.1 million.
Financing Activities
Net cash of RMB7.3 million (US$1.1 million) was used in financing activities in 2010, as compare to net cash provided by financing activities of RMB130.9 million in 2009 and net cash used in financing activities of RMB52.1 million in 2008.
For the year ended December 31, 2010, net cash used in financing activities was mainly attributable to principal payments of short-term bank loans of RMB890.0 million (US$134.8 million), partially offset by proceeds from short-term bank loans of RMB876.0 million (US$132.7 million).
For the year ended December 31, 2009, net cash provided by financing activities was mainly attributable to proceeds from short-term bank loans of RMB945.0 million, partially offset by principal payments of short-term bank loans of RMB805.0 million.
For the year ended December 31, 2008, net cash used in financing activities was mainly attributable to (i) principal payments of short-term bank loans of RMB930.6 million and (ii) remittance of collection of sold accounts receivable on behalf of financial institutions of RMB48.9 million, partially offset by proceeds from short-term bank loans of RMB937.5 million.
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
The following table describes the concentration of our gross accounts receivable by customers and as a percentage of our gross accounts receivable balance as of December 31, 2010:

	As of December 31, 2010
	(RMB)	(US$)	(%)
	(in millions, except for percentages)
China Mobile group	617.1	93.5	38.5
China Unicom group	507.7	76.9	31.6
China Telecom group	260.7	39.5	16.2
Others	219.1	33.2	13.7
Total	1,604.6	243.1	100.0

The following table sets forth an aging analysis for our gross accounts receivable balances, determined from the time that the revenue is recognized, as of the dates indicated:

	As of December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Less than one year	571.9	45.8	773.9	57.3	828.3	125.5	51.6
Between one to two years	392.1	31.4	232.4	17.2	374.9	56.8	23.4
Between two to three years	184.4	14.8	236.7	17.5	167.4	25.3	10.4
Over three years	100.8	8.0	107.5	8.0	234.0	35.5	14.6
Total	1,249.2	100.0	1,350.5	100.0	1604.6	243.1	100.0
The following table sets forth the classification of our gross accounts receivable balances into two categories, contractually due and non-contractually due, determined from due date of the installment payment:

	As of December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Contractually due	632.1	50.6	622.2	46.1	716.7	108.6	44.7
Non-contractually due	617.1	49.4	728.3	53.9	887.9	134.5	55.3
Total	1,249.2	100.0	1,350.5	100.0	1,604.6	243.1	100.0
To the extent revenues recognized under a contract are not yet paid, they are recorded as accounts receivable in our balance sheet, net of amounts sold to third parties. Out of our gross accounts receivable of RMB1,249.2 million, RMB1,350.5 million and RMB1,604.6 million (US$243.1 million) outstanding as of December 31, 2008, 2009 and 2010, respectively, RMB632.1 million, RMB622.2 million and RMB716.7 million (US$108.6 million), or 50.6%, 46.1% and 44.7% of our gross accounts receivable, represented gross accounts receivable that had passed the contractual payment dates in the respective periods and were subject to payment by our customers. Our gross accounts receivable that had not passed the relevant payment events represented 49.4%, 53.9% and 55.3% of our gross accounts receivable outstanding as of December 31, 2008, 2009 and 2010, respectively.
We calculate our accounts receivable turnover days as the average beginning and ending accounts receivable balance for the year, divided by revenues during the year, multiplied by 360. Our accounts receivable turnover days are long in absolute terms, approximately 469 day, 292 days and 309 days for 2008, 2009 and 2010, respectively. We believe that they are typical of industry standards with respect to wireless coverage projects in the PRC market. During the early stages of our company, we were restrained from aggressive collection efforts in order to remain competitive with the incumbents in the market. Since the beginning of 2004, however, we have taken measures, including expansion of our sales team, to facilitate our accounts receivable collection process. In particular, in 2009, as a result of the enhancement of our accounts receivable collection efforts, our accounts receivable turnover days decreased by 177 days to 292 days in 2009 from 469 days in 2008. We continued our focus on improving our collections in 2010, and our accounts receivable turnover days were 309 days in 2010. However, we cannot assure you that we will be able to maintain our shortened collection cycle in future periods or if there will be any other factors beyond our control that will continue to lengthen our accounts receivable cycles or collection periods.
Within our sales team, we have also established monitoring procedures on our accounts receivable. Compensation of sales personnel has also been linked to collection efforts, with strong collection efforts rewarded and poor collection efforts penalized. As a result of our enhanced collection efforts, our customers settled RMB944.7 million, RMB1,447.1 million and RMB1,457.4 million (US$220.8 million) in accounts receivable due to us in 2008, 2009 and 2010, respectively.
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

As a measure to further reduce our level of accounts receivable and to alleviate the associated risks, we have sold some of our accounts receivable to PRC domestic banks in China. We expect to continue to sell our accounts receivable in the future at terms acceptable to us to meet our working capital needs and to improve our liquidity. As of December 31, 2010, we had accounts receivable selling facilities in the aggregate amount of RMB63.6 million (US$9.6 million) that were committed but not yet utilized.
In June 2004, we entered into our first limited recourse receivable selling agreement with an independent PRC domestic bank for the sale of our accounts receivable. Subsequently, we entered into additional limited-recourse receivable selling agreements with other independent PRC domestic banks. Most of these agreements have a term of no more than one year. Pursuant to these limited recourse receivable selling agreements, we agree to use our reasonable efforts to persuade our customers to settle the accounts receivable we sold to these banks. In addition, we are responsible for servicing the accounts receivable sold until the maturity of these accounts receivable, which in general is 12 months from their sale under the receivable selling agreements. We are also required to place with the banks a pledged time deposit in an amount of not less than 10% of the accounts receivable sold as security for payment of the relevant accounts receivable by our customers. The banks are entitled to offset from our pledged time deposits up to 10% of any uncollectible accounts receivable that we sold to the banks. The banks would release any balance of our pledged time deposits to us upon expiration of the receivable selling agreement or upon settlement of the accounts receivable that we sold to the banks. For accounts receivable sold under these receivable selling agreements, we are required to pay discount charges, commission fees or interest calculated on a monthly basis and a one-time handling or service fee. The monthly discount charges represent the interest calculated on a daily basis in respect of the balance of accounts receivable we sold to the banks by reference to the base rate published by the People’s Bank of China, the PRC central bank, on the date of the receivable selling agreement. The one-time handling or service fees range from 0.4% to 1.5% of the amount of accounts receivable that we sold to the banks. The banks did not encounter any significant default in repayments by customers on the account receivables that we sold to the banks in the past few years.
Inventories
Our inventories comprise raw materials, work in progress and finished goods. Finished goods make up the majority of our inventories. Our high level of finished goods results primarily from the way we recognize revenues from the provision of wireless coverage products and services. Because we recognize our revenues only after satisfaction of relevant revenue recognition criteria, such as signing of sale and purchase contracts and issuance of certificates indicating customer acceptance of the products or services, we do not expense our finished goods in our inventory until we recognize the relevant revenues. Our work in progress inventory is generally minimal as we typically have a short production lead time. We use raw materials primarily in the production of our wireless coverage products and base station RF products. We manage raw materials according to our production plan. Our inventories increased from RMB520.6 million in 2008 to RMB771.2 million in 2009 which was in line with our increase in revenue. Our inventories decreased from RMB771.2 million in 2009 to RMB643.3 million (US$97.5 million) in 2010 primarily due to enhance inventory management.
The following table sets forth an inventory balance breakdown by category as of the dates indicated:

	As of December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Raw materials	163,589	205,608	137,981	20,906
Work in progress	15,539	8,055	8,672	1,314
Finished goods	341,491	557,573	496,612	75,244

Total	520,619	771,236	643,265	97,464

A considerable portion of our finished goods represents wireless equipment products delivered to customers’ sites which have not been accepted by the customers and related deferred installation costs. Finished goods delivered to customers’ sites which have not been accepted by the customers and deferred installation costs amounted to RMB187.0 million, RMB398.2 million and RMB365.7 million (US$55.4 million) as of December 31, 2008, 2009 and 2010, respectively.

The following table shows the aging analysis of our inventory by major category as of December 31, 2010:

	Finished goods			Work in progress			Raw materials			Total
	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)
	(in thousands, except for percentages)
Age
Less than one year	367,806	55,728	74.1%	8,672	1,314	100.0%	91,756	13,902	66.5%	468,234	70,945	72.8%
One to two years	82,185	12,452	16.5%	—	—	0.0%	35,591	5,393	25.8%	117,776	17,845	18.3%
Over two years	46,621	7,064	9.4%	—	—	0.0%	10,634	1,611	7.7%	57,255	8,675	8.9%
Total	496,612	75,244	100.0%	8,672	1,314	100.0%	137,981	20,906	100.0%	643,265	97,465	100.0%
Borrowings
As of December 31, 2010, we had total short-term credit facilities of RMB1.4 billion (US$216.7 million) from ten domestic banks, of which we had drawn RMB591.0 million (US$89.5 million) in bank loans and RMB121.7 million (US$18.4 million) in bills payable. As of December 31, 2010, we had an aggregate of RMB110.0 million (US$16.7 million) in long-term bank loans outstanding, of which RMB20.0 million (US$3.0 million) are due for repayment within one year. As of December 31, 2010, we had available undrawn bank-committed facilities in the aggregate of RMB723.0 million (US$109.5 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB63.6 million (US$9.6 million). Our bills payable allow our vendors and suppliers to receive payment in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount under each bill payable to the bank on or prior to the stipulated presentation date. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China. The weighted average interest rate for our bank borrowings was 5.46% as of December 31, 2010. Of the total outstanding amount of RMB591.0 million (US$89.5 million) drawn in bank loans under these facilities, RMB495.0 million (US$75.0 million) was uncollateralized and RMB96.0 million (US$14.5 million) was collateralized by a pledge of part of our bank deposits and accounts receivable and the land use right of a parcel of land we own. The total outstanding amount of RMB121.7 million (US$18.4 million) used in bills payable under these facilities was collateralized by RMB28.4 million (US$4.3 million) as pledged time deposits.
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
Capital Expenditure and Contractual Commitments
Our capital expenditure consists of purchases of property, plant and equipment, such as equipment and machinery, motor vehicles and office equipment. In 2008, 2009 and 2010, our capital expenditure was RMB100.1 million, RMB64.7 million and RMB105.0 million (US$15.9 million), respectively. Our capital expenditure in 2008 and 2010 primarily consisted of expenditure incurred on the construction of Guoren Building and our property in Longgang District, Shenzhen, respectively. Our capital expenditures have been and are expected to be funded by our internally generated cash and financing means available to us.

The following table sets forth our obligations and commitments to make future payments under contracts and commitments as of December 31, 2010:

	As of December 31, 2010
	Payment Due by Period
	Total		Less than 1 Year		1-3 Years		After 3 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Short-term bank loans	591.0	89.5	591.0	89.5	—	—	—	—
Long-term debt (1)	124.0	18.7	26.7	4.0	97.3	14.7	—	—
Bills payable	121.7	18.4	121.7	18.4	—	—	—	—
Operating lease commitments	9.0	1.3	7.4	1.1	1.6	0.2	—	—
Other capital commitments	1.8	0.3	1.8	0.3	—	—	—	—
Unrecognized income tax benefit	87.3	13.2	87.3	13.2	—	—	—	—
Total contractual obligations	934.8	141.4	835.9	126.5	98.9	14.9	—	—

(1)	The amount of long-term debt includes principal and interest. Interest is calculated based on the prevailing market interest rates as of the relevant balance sheet dates.
Off-Balance Sheet Arrangements and Contingent Liabilities
As of December 31, 2010, our accounts receivable sold to banks but not yet settled by our customers amounted to RMB388.6 million (US$58.9 million). We were subject to a limited recourse obligation for these accounts receivable pursuant to which we pledged to the banks deposits of 10% of the accounts receivable sold as guarantee for payment by our customers. As of December 31, 2010, these pledged deposits amounted to RMB39.4 million (US$6.0 million).
As of December 31, 2010, our commitments under operating leases for operating premises amounted to RMB9.0 million (US$1.3 million), of which RMB7.4 million, RMB1.5 million and RMB0.1 million is due for payment in 2011, 2012 and 2013, respectively.
As of December 31, 2010, our commitments for future purchase of property, plant and equipment amounted to RMB1.8 million (US$0.3 million), which is predominately related to the purchase of additional machinery and equipment for our production.
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
Inflation
Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.9% in 2008, -0.7% in 2009 and 3.3% in 2010.

Quantitative and Qualitative Disclosure about Market Risk
Foreign Exchange Risk. Virtually all of our revenues and expenses are denominated in Renminbi. However, we have U.S. dollar cash deposits (including a portion of the proceeds from our initial public offering) which amounted to US$1.1 million as of December 31, 2010. Any appreciation in Renminbi exchange rate against U.S. dollars would result in a foreign exchange loss to us. For the year ended December 31, 2010, we recorded a foreign exchange loss of RMB0.6 million (US$0.09 million) predominately related to such U.S. dollar bank deposits.
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
Corporate Structure
We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur, financing we may need for operations other than through our PRC subsidiaries and the payment of dividends by us. Under PRC law, Shenzhen GrenTech, as a wholly foreign-owned enterprise, and Shenzhen Lingxian, Shenzhen Lingxian Communication, Shenzhen GrenTech RF, Shenzhen Kaige, Shenzhen Kaixuan, Shenzhen GrenTech IOT Network and Express (Shenzhen) Network, as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Any limitation on the payment of dividends by our PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses, as discussed in “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.” In addition, any dividends we pay to our shareholders may be subject to a 10% withholding income tax. For further details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.”
Taxation
Our company was incorporated in the Cayman Islands and is not subject to tax on income or capital gain under the current laws of the Cayman Islands. GrenTech BVI and GrenTech RF Communication (BVI) Limited were incorporated in the British Virgin Islands and are not subject to tax on income or capital gain under the current laws of the British Virgin Islands. See “Income Tax Expense” above for a discussion of income tax of our PRC subsidiaries.

Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board, or the FASB, issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. This amendment eliminates exceptions of the previously issued pronouncement related to consolidation of qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard is effective for our fiscal year beginning January 1, 2010. We adopted this amendment at the beginning of our fiscal year 2010, and the adoption does not have significant impact on our consolidated financial statements.
In August 2009, the FASB issued an amendment to the fair value measurement and disclosures of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of fair value measurement. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. In addition, both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of this amendment are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. We adopted this amendment at the beginning of our fiscal year 2010, and the adoption does not have significant impact on our consolidated financial statements.
In October 2009, the FASB issued revenue recognition guidance for arrangements that involve the delivery of multiple-elements. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We do not expect the adoption will have a significant impact on our consolidated financial statements.
In October 2009, the FASB issued revenue recognition guidance for arrangements that include software elements. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements and provides additional guidance on how to determine which software, if any, relating to tangible product would be excluded from the scope of the software revenue guidance. In addition, it provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. This accounting standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We do not expect the adoption will have a significant impact on our consolidated financial statements.
In January 2010, the FASB issued an amendment to improve the disclosures about fair value measurements. It adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We have adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. We will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011 and expect the adoption will not have significant impact on our consolidated financial statements.

In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in stock compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. We will adopt this update for the period beginning January 1, 2011 and expect the adoption will not have significant impact on our consolidated financial statements.
In July 2010, ASU 2010-20 was issued to require enhanced disclosures about the credit quality of financing receivables and allowance for credit losses. This update requires an entity to provide greater level of disaggregated information about credit quality of its financing receivables and allowance for credit losses. In addition, it requires disclosures of credit quality indicators, past due information and modifications of its financing receivables. The disclosure requirement, except for the disclosure of reporting period activity, is effective for interim and annual reporting periods ending on or after December 15, 2010 for public companies. We adopted this update for our annual reporting period ended December 31, 2010. The adoption did not have a significant impact to our financial statements. We will adopt the disclosure requirements for reporting period activity beginning January 1, 2011 and expect the adoption will not have significant impact on our consolidated financial statements.
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and senior management
The following table sets forth information regarding our directors and executive officers as of June 1, 2011.

Directors and Executive Officers(1)	Age	Position
Yingjie Gao	55	Chairman of the board and chief executive officer
Rong Yu	46	Director and chief financial officer
Qi Wang	45	Director and vice president
Jing Fang	48	Director and vice president
Cuiming Shi	70	Independent director
Xiaohu You	48	Independent director
Kin Kwong Mak	49	Independent director (audit committee financial expert)
Qingchang Liu	43	Vice president
Kaichang Zou	36	Vice president

(1)	Professor Kunjie Zhuang resigned from our board of directors for personal reasons, effective October 29, 2010.
Yingjie Gao has served as the chairman of our board of directors and our chief executive officer since our inception in 1999. Mr. Gao has over ten years of experience in management in the wireless communication network coverage industry and has over 18 years of experience in corporate operations and management in China. Prior to co-founding Shenzhen GrenTech in 1999, Mr. Gao was the chairman and general manager of Shenzhen Tomorrow Image Design Company Limited, a company that provides corporate image consultancy services to corporations, from 1993 to 1999. Mr. Gao graduated from Jilin Correspondence College in 1983.
Rong Yu has served as a director of our company since December 2001. Ms. Yu was the manager of our finance and accounting department when she joined our company in 1999. In 2003, she became our financial controller and vice president in charge of our financial management and accounting matters. In August 2005, she became our chief financial officer. Before joining us in 1999, Ms. Yu taught industrial accounting at Anhui Textiles School after receiving a bachelor’s degree in industrial accounting from Anhui College of Trade and Finance in 1987, and she also served as a finance manager for two other companies in her previous career.

Qi Wang has served as a director of our company since September 2009 and has been a vice president of our company, responsible for wireless coverage business, since 2010. Prior to that, Mr. Wang was a vice president of our company responsible for base station RF business operations. Between 1988 and 1999, Mr. Wang was a department head of China Shenzhen Foreign Trade Group Corp. Ltd. and an assistant to the general manager of Shenzhen Baoren Marketing Co., Ltd. He joined our company in July 1999. Mr. Wang graduated with a bachelor’s degree in economics from Beijing University of International Economics and Business in 1988.
Jing Fang has served as a director of our company since October 2010 and has been a vice president of our company, responsible for research and development, since January 2010. Dr. Fang joined our company in 2001 and has served as a deputy chief engineer, the manager of RF technology center and the director of technology development center of our company prior to 2010. Dr. Fang has 20 years of experience in RF technology research and product development. Dr. Fang received her bachelor’s degree in electromagnetic field and microwave technology, master’s degree in electromagnetic field and microwave technology, and Ph.D. degree in electromagnetic field and microwave technology from Beijing Institute of Technology, Xi’an Jiaotong University, and Xi’an Jiaotong University in 1985, 1993, and 2000, respectively.
Cuiming Shi has served as a director of our company since March 2006. Mr. Shi graduated in 1963 from the Department of Management Engineering at the Beijing University of Posts and Telecommunications. From 1981 to 1987, Mr. Shi served as Deputy Director of the Department of Postal Economic Research and as Deputy Director General of the Bureau of Finance of the Ministry of Posts and Telecommunications. From 1987 to 1997, he was Director General of the Bureau of Finance, Director General of the Department of Operations and Finance, and Director General of the Department of Finance of the Ministry of Posts and Telecommunications. He was previously the Chairman of the board of directors and the chief executive officer of China Mobile (Hong Kong) Limited, a company listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, and an executive director and executive vice-president of China Unicom Limited, a company listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange. He is currently a consultant to CITIC Pacific Limited and the chairman of CITIC Telecom 1616 Ltd.
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
Kin Kwong Mak has served as a director of our company since November 2004. Mr. Mak has been the managing director of Venfund Investment Management Limited, a Shenzhen based mid-market M&A investment banking firm, since 2002. Prior to that, Mr. Mak spent 17 years at Arthur Andersen Worldwide where he was a partner and served as the managing partner of Arthur Andersen Southern China in his last position with the firm. Mr. Mak also serves as an independent director and audit committee chairman of China Security and Surveillance Technology, Inc. and Trina Solar Limited, both of which are companies listed in the U.S. Mr. Mak is a graduate of the Hong Kong Polytechnic University and a fellow member of the Association of Chartered Certified Accountants, UK, and the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants, in England and Wales.
Qingchang Liu has been a vice president of our company, responsible for corporate finance activities, since January 2011, and he served the same position from 2005 to 2009. Mr. Liu served as a vice president of our company responsible for RF business operation during 2010. Mr. Liu has 18 years of experience in finance, securities trading and corporate reorganizations and was involved in the corporate restructuring of, and capital raisings of, a number of companies listed on the PRC domestic stock exchanges and the Hong Kong Stock Exchange. Mr. Liu graduated from China College of Finance in July 1991 with a bachelor’s degree in economics. He obtained a master’s degree in economics from the Shenzhen University in June 2003. Mr. Liu joined our company in June 2000.

Kaichang Zou has been a vice president of our company, primarily responsible for human resources and administration management, since January 2010. Mr. Zou has 13 years of experience in human resources and organizational management. Prior to join our company in 2005 as the director of human resources, Mr. Zou served as the director of human resources and administration in Yulong Computer Telecommunication Co., Ltd. from 2002 to 2005, the head of human resources in Tianyin Telecommunication Co. Ltd. from 2001 to 2002, and human resources manager in Huawei Technologies Co., Ltd. from 1997 to 2001. Mr. Zou majored in human resources management and received his bachelor’s degree in management from Renmin University of China in 1997.
The business address of our directors and executive officers is 15th Floor, Block A, Guoren Building, Keji Central 3 rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
Board of Directors
Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. Following a declaration of interests pursuant to the provisions of our amended and restated articles of association, any separate requirement for audit committee approval under the applicable law or the relevant NASDAQ rules, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested unless he or she is disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We approved the establishment of three committees of the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have also adopted a charter for each committee in compliance with the Sarbanes-Oxley Act of 2002 and the NASDAQ corporate governance rules. Each committee’s members and functions are described below.
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
The aggregate cash compensation and benefits that we paid to our directors and executive officers for the year ended December 31, 2010 are approximately RMB10.4 million (US$1.6 million). Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers are entitled to receive in 2011 is expected to be approximately RMB9.5 million (US$1.4 million), excluding any discretionary bonuses which may be paid to our directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
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
We did not grant any share options to our directors and executive officers under our share option scheme during 2010. As of April 30, 2011, the latest practicable date, all options granted under the share option scheme were vested and exercisable for an aggregate of 33,780,000 ordinary shares. No option has been exercised as of April 30, 2011.
Eligible Participants
Under the share option scheme, our board of directors may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to:
•	any full-time or part-time employees, executives or officers of our company or any of our subsidiaries;
•	any directors, including independent and non-independent directors, of our company or any of our subsidiaries;
•	any advisers, consultants and agents to us or any of our subsidiaries; and
•	such other persons who, in the sole opinion of our board of directors, will contribute or have contributed to our development and operations and our quality of work, have shown initiative and commitment in performing his/her duties, or have provided service or contribution to our company for a specified length of time.
Maximum Number of Shares
The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the share option scheme must not in aggregate exceed 10% of the total number of ordinary shares in issue immediately following the completion of our initial public offering, being 625,000,000 ordinary shares. Such maximum number of ordinary shares available under the share option scheme will be reduced by the number of ordinary shares which have been issued pursuant to the exercise of an option under the share option scheme or any other equity compensation plans we may adopt and by the number of shares which were subject to options that were subsequently cancelled.

In addition, the total number of ordinary shares issued and which may be issued upon exercise of the options granted under the share option scheme and any other share option schemes of ours (including both exercised and outstanding options) to each individual eligible participant, and ordinary shares cancelled which were the subject of options under the share option scheme and any other share option schemes of ours which had been granted to and accepted by that eligible participant, in any 12-month period up to the date of grant may not exceed 1% of our shares in issue as of the date of grant.
Our board of directors may subject to the approval of our shareholders in a general meeting, (i) renew this 1% limit at any time, and/or (ii) grant options beyond the limit to eligible participant(s) specifically identified by our board of directors. Also, the maximum number of ordinary shares available under the share option scheme may be increased to 10% of the ordinary shares in issue at the time of such shareholder approval. However, no options may be granted under any schemes (including the share option scheme) if the number of our shares issuable upon exercise of all outstanding options will exceed 30% of our shares in issue from time to time.
Price of Shares
Our board of directors may, in its discretion, determine the exercise or subscription price of an ordinary share in respect of any particular option granted under the share option scheme. However, such exercise or subscription price cannot be less than the highest of (i) the closing price of the shares as quoted in the NASDAQ Global Select Market on the date of grant, (ii) the average of the closing prices of the shares as quoted in the NASDAQ Global Select Market for five business days immediately preceding the date of grant, and (iii) the nominal value of a share.
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
Exercise of Option and Duration of the Share Option Scheme
The period during which an option may be exercised will be determined by our board of directors, in its absolute discretion. However, no option may be exercised more than 10 years after it has been granted and accepted.
In addition, a grantee may be required to achieve any performance targets, as our board of directors may then specify in the grant, before any options granted under the share option scheme can be exercised.

Rights on Ceasing Employment or Death of an Employee
If the grantee of an option ceases to be an eligible participant:
•	by any reason other than death, ill-health, injury, disability or the termination of his employment on one or more of the following grounds: he has been guilty of serious misconduct, or has committed any act of bankruptcy or is unable to pay his debts or has become insolvent or has made any arrangement or has compromised with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or in relation to an employee of our company and/or any of our subsidiaries (if so determined by our board of directors) on any other ground on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the grantee’s service contract with our company or our relevant subsidiary, or the Special Termination Events, the grantee may exercise the option up to the entitlement of the grantee as of the date of cessation (to the extent not already exercised) within a period of one month from such cessation; or
•	by reason of death, ill-health, injury or disability (all evidenced to the satisfaction of our board of directors) and none of the Special Termination Events would be a ground for termination of the grantee’s relationship with our company or any of our subsidiaries, the grantee or his personal representative(s) may exercise the option within a period of 12 months from such cessation, which date shall be the last actual working day with us or our subsidiary whether salary is paid in lieu of notice or not, failing which it will lapse.
In addition, if such grantee of an option ceases to be employed by our company and/or any of our subsidiaries within 12 months following the date when the option is deemed to be granted to and accepted by him, such option shall lapse automatically and not be exercisable.
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
Alteration of the Share Option Scheme
Our board of directors has the authority to amend the terms and conditions of the share option scheme to the extent it is not inconsistent with the share option scheme, provided that any material alteration to the terms and conditions of the share option scheme or any change to the terms of options granted shall be made with the prior approval of our shareholders in general meeting. No alteration shall operate to affect adversely the terms of issue of any option granted or agreed to be granted prior to such alteration or to reduce the proportion of the equity capital to which any grantee was entitled pursuant to such option prior to such alteration.
Employees
Please refer to Item 4. “Information on the Company—Business—Employees.”
Share Ownership
The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 30, 2011, the latest practicable date, by:
•	each of our executive officers and directors;
•	each person known by us to beneficially own 5% or more of our ordinary shares; and
•	all current directors and executive officers as a group.

As of April 30, 2011, 563,244,750 of our ordinary shares were outstanding. Except as otherwise indicated, we believe each shareholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. None of our shareholders listed below has voting rights that are different from any of our other shareholders.

	Shares beneficially owned (1)(2)
Name	Number of Shares	%
Directors and executive officers (3)
Yingjie Gao (4)	149,151,325	26.5
Rong Yu (5)	59,673,550	10.6
Kunjie Zhuang (6)	56,110,500	10.0
Qi Wang (7)(9)	6,563,264	1.2
Jing Fang	—	—
Cuiming Shi	—	—
Xiaohu You	—	—
Kin Kwong Mak	—	—
Qingchang Liu	—	—
Kaichang Zou	—	—
All directors and executive officers as a group (8 persons)	271,498,639	48.2

Principal shareholders
Guoren Industrial Developments Limited (4)	149,151,325	26.5
Well Sino Enterprises Limited (5)(9)	59,673,550	10.6
Leakey Investments Limited (8)(9)	59,549,550	10.6
Drag Investments Limited (6)	56,110,500	10.0
Heng Xing Yue Investments Limited (9)	34,006,550	6.0
Wells Fargo & Company (10)	95,305,425	16.9

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.

(2)	Percentage of beneficial ownership of each listed person is based on 563,244,750 ordinary shares outstanding as of April 30, 2011, as well as the ordinary shares underlying share options exercisable by such person within 60 days of April 30, 2011.

(3)	The address of our current executive officers and directors is c/o China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.

(4)	Mr. Yingjie Gao, our chairman and chief executive officer, beneficially owns 149,151,325 ordinary shares, which are held through his wholly-owned company, Guoren Industrial Developments Limited. Guoren Industrial Developments Limited is a British Virgin Islands company with its business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, People’s Republic of China. Its principal business is investment holding. Guoren Industrial Developments Limited is ultimately wholly-owned by The GRRF Trust, a family trust established by Mr. Yingjie Gao, our chairman and chief executive officer. Guoren Industrial Developments Limited, as the record holder, of which Mr. Gao is the sole director, continues to have sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition with respect to such 149,151,325 ordinary shares. Mr. Gao, as the sole director of Guoren Industrial Developments Limited, also acts as the protector and the investment manager of The GRRF Trust. Credit Suisse Trust Limited acts as the trustee of The GRRF Trust and disclaims beneficial ownership of our ordinary shares. On August 31, 2009, Guoren Industrial Development Limited adopted a Rule10b5-1 Trading Plan , which expired on June 10, 2011. This share information is based upon a report on Schedule 13D/A filed by Guoren Industrial Developments Limited with the U.S. Securities and Exchange Commission on January 19, 2010.

(5)	Ms. Rong Yu, our director and chief financial officer, beneficially owns 59,673,550 ordinary shares, which are held indirectly through Heng Xing Yue Investments Limited and through her wholly-owned company, Well Sino Enterprises Limited, which holds 35.2% of the outstanding shares of Heng Xing Yue Investments Limited. Heng Xing Yue Investments Limited is the record holder of 34,006,550 ordinary shares in our share capital. Ms. Rong Yu and Ms. Yin Huang are directors of Heng Xing Yue Investments Limited. Each beneficial owner of Heng Xing Yue Investments Limited has the voting rights with respect to the securities beneficially owned by him or her. Wells Sino Enterprises Limited is a British Virgin Islands investment holding company and is the record holder of 25,667,000 ordinary shares in our share capital. Ms. Rong Yu is the sole director of Wells Sino Enterprises Limited. This share information is based upon a report on Schedule 13G/A filed by Heng Xing Yue Investments Limited with the U.S. Securities and Exchange Commission on February 11, 2011.

(6)	Professor Kunjie Zhuang resigned from our board of directors in October 2010. Professor Zhuang beneficially owns 56,110,500 ordinary shares, which are held through his majority-owned company, Drag Investments Limited. Drag Investments Limited is a British Virgin Islands company with its business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, People’s Republic of China. Its principal business is investment holding. Drag Investments Limited is 80%-owned by Professor Kunjie Zhuang, and 20%-owned by Mr. Haifan Zhuang, a son of Professor Kunjie Zhuang. Each beneficial owner of Drag Investments Limited has the voting rights with respect to the securities beneficially owned by him. Professor Kunjie Zhuang and Mr. Haifan Zhuang are both directors of Drag Investments Limited. This share information is based upon a report on Schedule 13G/A filed by Drag Investments Limited with the U.S. Securities and Exchange Commission on January 15, 2010.

(7)	Mr. Qi Wang, our director and vice president, beneficially owns 6,563,264 ordinary shares, which are held indirectly through Heng Xing Yue Investments Limited.

(8)	Leakey Investment Limited, a British Virgin Islands investment holding company wholly-owned by Ms. Yin Huang, beneficially owns 59,549,550 ordinary shares, of which 25,543,000 ordinary shares are held directly by Leakey Investment Limited and 34,006,550 are held indirectly through Heng Xing Yue Investments Limited. Leakey Investment Limited holds 35.2% of the outstanding shares of Heng Xing Yue Investments Limited. Ms. Rong Yu and Ms. Yin Huang are directors of Heng Xing Yue Investments Limited. Each beneficial owner of Heng Xing Yue Investments Limited has the voting rights with respect to the securities beneficially owned by him or her. Ms. Ying Huang is the sole director of Leakey Investments Limited. The business address of Ms. Ying Huang is 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. This share information is based upon a report on Schedule 13G/A filed by Heng Xing Yue Investments Limited with the U.S. Securities and Exchange Commission on February 11, 2011.

(9)	Heng Xing Yue Investments Limited, a British Virgin Islands investment holding company with its business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, People’s Republic of China, is the record holder of 34,006,550 ordinary shares. Ms. Rong Yu and Ms. Yin Huang are directors of Heng Xing Yue Investments Limited. Heng Xing Yue Investments Limited is held by various shareholders including Wells Sino Enterprises Limited as to 35.2%, Leakey Investment Limited as to 35.2% and Talenthome Management Limited, a company incorporated under the laws of the British Virgin Islands and wholly-owned by Mr. Qi Wang, as to 19.3%. Each beneficial owner of Heng Xing Yue Investments Limited has the voting rights with respect to the securities beneficially owned by him or her. This share information is based upon a report on Schedule 13G/A filed by Heng Xing Yue Investments Limited with the U.S. Securities and Exchange Commission on February 11, 2011.

(10)	Represents 95,305,425 ordinary shares (in the form of ADSs) held by Wells Fargo & Company, which is a Delaware company with its business address at 420 Montgomery Street, San Francisco, California 94163, U.S.A. This share information is based upon a report on Form 13F-HR/A filed by Wells Fargo & Company with the U.S. Securities and Exchange Commission on March 4, 2011.
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
Divestiture of Network Coverage Module Manufacturing Subsidiaries, Lake Communication and Lake Microwave
In December 2008, we entered into a sale and purchase agreement with Mr. Haifan Zhuang and Lake (HK) Technology Ltd., to dispose of the entire equity interest in Lake Communication and Lake Microwave for consideration of RMB101.3 million (US$15.3 million) and RMB0.9 million (US$0.1 million), respectively. In connection with this sale and purchase, in December 2008, we entered into debt transfer agreement with Mr. Haifan Zhuang (son of Professor Kunjie Zhuang who is a technology consultant and former director of our company, as well as one of our major shareholders), Lake Communication, Lake Microwave and Lake (HK) Technology Ltd. in which Mr. Haifan Zhuang would assume the accounts payable obligation that Shenzhen GrenTech owed to Lake Communication, amounting to RMB102.2 million (US$15.5 million), as full payment of the purchase price. In addition, Shenzhen GrenTech agreed to waive the right to receive a dividend receivable from Lake Communication, amounting to RMB15.2 million (US$2.3 million), which has been included in the calculation of the gain on disposal. As part of the acquisition, Mr. Haifan Zhuang also assumed the net liabilities (excluding the net receivable due from Shenzhen GrenTech of RMB87.0 million (US$13.2 million)) of Lake Communication and Lake Microwave totaling RMB4.6 million (US$0.7 million).
Following such sale and purchase, we have continued to purchase certain base station RF products from Lake Communication for the manufacturing of our wireless coverage products. Such purchases totaled RMB24.6 million (US$3.7 million) in 2010. We have no commitment to purchase products from Lake Communication after the disposal.
Establishment of Shenzhen GrenTech IOT Network Corporation Limited
We established Shenzhen GrenTech IOT Network Corporation Limited, or Shenzhen GrenTech IOT Network, a domestic limited liability company in China, with Shenzhen Tianfang Real Estate Agency Corporation Limited, or Shenzhen Tianfang, in February 2010. We contributed RMB7 million as the registered capital of Shenzhen GrenTech IOT Network and own 70% of the equity interest in Shenzhen GrenTech IOT Network. Shenzhen Tianfang contributed RMB3 million as the registered capital of Shenzhen GrenTech IOT Network and owned the remaining 30% equity interest in Shenzhen GrenTech IOT Network. Shenzhen Tianfang is a PRC company beneficially owned by Mr. Wan Jing (as to 80% of its equity interest), a minority shareholder of Heng Xing Yue Investments Limited which currently holds 6.0% of our shares, and Mr. Yingjie Gao (as to 20% of its equity interest), our chairman and chief executive officer. In December 2010, Shenzhen Tianfang transferred its 30% equity interest in Shenzhen GrenTech IOT Network to Shenzhen Xing Guang Investment Company Limited, or Shenzhen Xing Guang. Shenzhen Xing Guang is a PRC company beneficially owned by Mr. Yingjie Gao (as to 66.7% of its equity interest), our chairman and chief executive officer, and Mr. Wan Jing (as to 33.3% of its equity interest), a minority shareholder of Heng Xing Yue Investments Limited which currently holds 6.0% of our shares. Shenzhen GrenTech IOT Network primarily engages in the development and sale of object network identification systems, communication systems and related electronic component products, design and installation of network and automation related products, as well as design and development of websites and software. To date, the operations of Shenzhen GrenTech IOT Network have been limited and no revenue has been generated. The establishment and operation of Shenzhen GrenTech IOT Network were approved by our independent directors.

In March 2010, Shenzhen GrenTech IOT Network established a wholly owned subsidiary, Express (Shenzhen) Network Company Limited, or Express (Shenzhen) Network, a domestic limited liability company in China. Express (Shenzhen) Network primarily engages in Internet and Internet-based real estate agent businesses. To date, we have generated an insignificant amount of revenue from such businesses.
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
In addition, we are a holding company, and our cash flow depends on dividends from our operating subsidiaries in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC law, Shenzhen GrenTech, as a wholly foreign-owned enterprise, and Shenzhen Lingxian, Shenzhen Lingxian Communication, Shenzhen GrenTech RF, Shenzhen Kaige, Shenzhen Kaixuan, Shenzhen GrenTech IOT Network and Express (Shenzhen) Network, as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Any limitation on the payment of dividends by our PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses, as discussed in “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.” In addition, any dividends we pay to our shareholders may be subject to a 10% withholding income tax. For further details, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new enterprise income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.”

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
As of December 31, 2010, we had a total of 563,244,750 ordinary shares issued and outstanding, which included one registered holder of American depositary receipts evidencing 15,707,180 ADSs. As of April 30, 2011, there were 563,244,750 ordinary shares issued and outstanding, which included one registered holder of American depositary receipts evidencing 15,707,180 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is Citibank, N.A.
The high and low market prices of the ADSs on the NASDAQ Global Select Market for the periods indicated are as follows.

	Price per ADS (US$)
	High	Low
Annual
2006 (from listing date)	22.50	8.21
2007	19.00	6.89
2008	9.12	0.78
2009	6.47	0.90
2010	4.69	1.51

Quarterly
First Quarter, 2009	1.50	0.90
Second Quarter, 2009	4.00	1.33
Third Quarter, 2009	6.47	2.80
Fourth Quarter, 2009	5.78	3.42
First Quarter, 2010	4.69	2.96
Second Quarter, 2010	3.15	1.56
Third Quarter, 2010	2.31	1.51

	Price per ADS (US$)
	High	Low
Fourth Quarter, 2010	3.71	2.06
First Quarter, 2011	3.70	2.83
Monthly
December 2010	3.36	2.72
January 2011	3.50	2.83
February 2011	3.39	2.85
March 2011	3.70	2.86
April 2011	3.57	3.00
May 2011	3.28	2.23
Item 10. ADDITIONAL INFORMATION
SHARE CAPITAL
Not applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION
The section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-132381) filed with the U.S. Securities and Exchange Commission is hereby incorporated by reference, except for the description under “Description of Share Capital — Differences in Corporate Law — Mergers and Similar Arrangements” therein which is set forth below.
Mergers and Similar Arrangements
There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75 per cent. in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court of the Cayman Islands is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.
Under the laws of the Cayman Islands, two or more companies may merge or consolidate in accordance with Part XVI of the Companies Law. A merger means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such constituent companies as the surviving company, and a consolidation means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.
The directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by each constituent company by either (a) a special resolution of the shareholders voting together as one class or (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. A proposed merger between a Cayman parent company and its Cayman subsidiary or subsidiaries (i.e., companies where issued shares that together represent at least ninety per cent (90%) of the votes cast at a general meeting of such company are owned by the parent company) will not require authorization by shareholder resolution if every shareholder of each subsidiary company to be merged is given a copy of the plan of merger or consolidation unless that shareholder agrees otherwise. The consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation is required unless the Grand Court (upon the application of the constituent company that has issued the security) waives the requirement for consent. A provision is made for a dissenting shareholder of a Cayman constituent company to be entitled to payment of the fair value of his shares upon dissenting to the merger or consolidation. Where the parties cannot agree on the price to be paid to the dissenting shareholder, either party may file a petition to the Grand Court to determine fair value of the shares. These rights are not available where an open market exists on a recognized stock exchange for the shares of the class held by the dissenting shareholder.
MATERIAL CONTRACTS
We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report on Form 20-F.
EXCHANGE CONTROLS
We receive substantially all of our revenues in Renminbi, which is not a freely convertible currency. Although central government’s policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of SAFE and other relevant authorities.
The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. As a result, as of April 30, 2011, the Renminbi has appreciated significantly against the U.S. dollar since July 2005. The PRC government in the future may make further adjustments to the exchange rate system.

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
United States Federal Income Taxation
The following discussion is a summary of certain United States federal income tax consequences applicable to the ownership and disposition of shares or ADSs by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential United States federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury regulations promulgated thereunder, Internal Revenue Service, or IRS, rulings and judicial decisions in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations.
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
This summary also does not discuss any aspect of United States federal estate or gift tax laws, United States state or local laws, foreign laws and tax treaties as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders holding shares or ADSs as capital assets. Prospective purchasers are urged to consult their tax advisers about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of shares or ADSs.
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
The discussion below is written on the basis that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawal of shares for ADSs will not be subject to United States federal income tax.
U.S. Holders
Taxation of Dividends and Other Distributions on the Shares or ADSs
Subject to the passive foreign investment company, or PFIC, rules discussed below, distributions paid by our company out of current or accumulated earnings and profits (as determined for United States federal income tax purposes) generally will be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. However, our company does not maintain calculations of its earnings and profits in accordance with United States federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by our company with respect to the shares or ADSs will constitute dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate United States federal income tax treatment of any distribution received from our company.

For taxable years beginning before January 1, 2013, dividends paid by our company should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long-term capital gains, provided that certain conditions are satisfied. A U.S. Holder will not be able to claim the reduced rate for any year in which our company is treated as a PFIC. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) our company is not a PFIC (as discussed below) for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) certain holding period requirements are met. Since our ADSs are listed on the NASDAQ Global Select Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States.
In the event that dividends from our company are subject to withholding by the PRC, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Dividends will constitute foreign source income for United States foreign tax credit purposes.
Taxation of Disposition of Shares or ADSs
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes.
Passive Foreign Investment Company
A foreign corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50%of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.
For this purpose, cash and investment securities are categorized as passive assets and our company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
We do not believe that we are currently a PFIC for United States federal income tax purposes and do not expect to become a PFIC in the future. However, the determination of whether we will be classified as a PFIC is made annually and may involve facts that are not within our control. In particular, the fair market value of some of our company’s assets may be determined in large part by the market price of the shares, which is likely to fluctuate. In addition, the composition of our company’s income and assets will be affected by how, and how quickly, our company spends any cash that is raised. Thus, no assurance can be provided that our company would not be classified as a PFIC for the current or any future taxable year. Furthermore, while we believe our valuation approach is reasonable, it is possible that the IRS could challenge our determination concerning our PFIC status.

If our company is classified as a PFIC for any taxable year during which a U.S. Holder owns shares or ADSs, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether our company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the shares or ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares or ADSs.
Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year.
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
If we are a PFIC in any year with respect to a U.S. Holder, such U.S. Holder will be required to file an annual return on IRS Form 8621 regarding distributions received on our shares or ADSs and any gain realized on the disposition of our shares or ADSs.
In addition, under recently enacted U.S. legislation effective as of March 18, 2010 and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file an annual information return with the IRS relating to their ownership of our shares or ADSs. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases a revised version of IRS Form 8621. Additional guidance is expected regarding the specific information that will be required to be reported on the revised IRS Form 8621. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.
U.S. Holders should consult their tax advisers regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.
Information Reporting and Backup Withholding
The proceeds of a sale or other disposition, as well as dividends paid with respect to shares or ADSs by a United States payor (including any payments received from a U.S. financial intermediary), generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding tax and the procedure for establishing an exemption.
In addition, under recently enacted U.S. legislation effective for taxable years beginning after March 18, 2010, and subject to specified exceptions and future guidance, a U.S. Holder that is an individual or, to the extent provided in future guidance, a U.S. entity, will be required to report to the IRS such U.S. Holder’s interests in stock or securities issued by a non-U.S. person. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases IRS Form 8938. Additional guidance is expected regarding the specific information that will be required to be reported on IRS Form 8938. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

U.S. Holders should consult their tax advisers regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our shares or ADSs.
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
Fees and other payments made by the depositary to us
The depositary has agreed to reimburse us for any investor relations and other expenses directly related to our ADS program, including fees of professional investor relations firms or expenses of relevant investor relations tools, surveys, or studies, expenses in respect of our staff attending ADS and investor relations training programs and/or conferences, and website and web casting services. For the year ended December 31, 2010, the depositary made payments on our behalf to third parties of US$419,936 for legal, account maintenance and proxy expenses.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
Item 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of December 31, 2010, the end of the period covered by this annual report, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective because of the material weakness described below under “—Management’s Report on Internal Control over Financial Reporting.”

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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has completed its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010, and has concluded that our internal control over financial reporting as of December 31, 2010 was not effective. In performing our assessment of internal control over financial reporting, management is using the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.
Our management has identified certain control deficiencies which represent a material weakness based on the criteria described in Internal Control — Integrated Framework issued by the COSO. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified the following material weakness during our assessment of our internal control over financial reporting as of December 31, 2010:
•	Insufficient competent accounting personnel in applying U.S. GAAP in our financial reporting process
We do not have sufficient competent accounting personnel with sound U.S. GAAP knowledge and experience for our financial reporting process to ensure our financial statements are prepared in compliance with U.S. GAAP.
In addition, our management identified one significant deficiency for our internal control over financial reporting in 2010 which we believe primarily resulted from our lack of competent accounting personnel. This significant deficiency has been reported to our audit committee.
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

Remediation Plan
We have set up a project team, led by our internal audit manager, to implement remedial plans for the foregoing material weakness as follows:
•	Recruit more competent accounting personnel who are proficient in applying U.S. GAAP in the financial reporting process to assure our financial statements are prepared in compliance with U.S. GAAP.
•	Establish a team responsible for U.S. financial reporting matters.
•	Provide additional training on U.S. GAAP knowledge to accounting personnel.
The aforementioned remedial plan and results were presented to the audit committee. The management, including the chief executive officer and chief financial officer, has approved the remedial course of action to address the material weakness. Such plan may also be modified or expanded if additional material weaknesses are identified by management or our independent registered public accounting firm.
This annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting because we are a non-accelerated filer.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 or 15d-15 of the Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants, KPMG (from 2005 to July 9, 2010) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (from August 10, 2010 to present), for 2009 and 2010:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	(in millions of RMB)
2009	5.5	—	—	—
2010	4.7	—	—	—
Before our principal accountants may be engaged by our company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the U.S. Securities and Exchange Commission.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total Number	Approximate
				of ADSs	Dollar Value of
	Total Number			Purchased as	ADSs that May
	of American			Part of Publicly	Yet Be
	Depositary	Average	Average	Announced	Purchased
	Shares	Price Paid	Price Paid	Plans or	Under the
Period	Purchased(1)	Per ADS	Per ADS(2)	Programs	Programs
		US$	RMB		US$
2007	437,440	8.2480	60.8375	437,440	4,391,996
2008	483,409	3.0251	20.7840	920,849	2,292,635
2009	473,666	2.5635	17.5067	1,394,515	6,336,137
January 1 through January 31, 2010	53,800	3.2229	22.0021	1,448,315	6,162,745
February 1 through February 28, 2010	102,641	3.2152	21.9463	1,550,956	5,832,734
March 1 through March 31, 2010	—	—	—	—	—
April 1 through April 30, 2010	—	—	—	—	—
May 1 through May 31, 2010	—	—	—	—	—
June 1 through June 30, 2010	11,500	1.6388	11.1135	1,562,456	5,813,887
July 1 through July 31, 2010	150,860	1.8140	12.2868	1,713,316	5,540,227
August 1 through August 31, 2010	183,973	1.9324	13.1537	1,897,289	5,184,718
September 1 through September 30, 2010	150,821	1.8913	12.6537	2,048,110	4,899,470
October1 through October 31, 2010	163,000	2.3183	15.4647	2,211,110	4,521,587
November 1 through November 30, 2010	221,450	2.8282	18.8556	2,432,560	3,895,282
December 1 through December 31, 2010	37,650	2.9140	19.3644	2,470,210	3,785,570
Total	2,470,210	3.5767	25.1480	2,470,210

(1)	Our company’s ADS to ordinary share ratio is one ADS for every 25 ordinary shares.

(2)	The conversion from United States dollars into Renminbi (RMB) is based on the noon buying rates adopted by our company for the reporting of our periodic results as follows:

		Exchange rate US$
Period	Period ended	to RMB
January 1 through January 31, 2010	January 31, 2010	6.8268
February1 through February 28, 2010	February 28, 2010	6.8258
March 1 through March 31, 2010	March 31, 2010	—
April 1 through April 30, 2010	April 30, 2010	—
May 1 through May 31, 2010	May 31, 2010	—
June 1 through June 30, 2010	June 30, 2010	6.7815
July 1 through July 31, 2010	July 31, 2010	6.7733
August 1 through August 31, 2010	August 31, 2010	6.8069
September 1 through September 30, 2010	September 30, 2010	6.6905
October 1 through October 31, 2010	October 31, 2010	6.6707
November 1 through November 30, 2010	November 30, 2010	6.6670
December 1 through December 31, 2010	December 31, 2010	6.6000

(3)	On September 21, 2007, we announced a share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to repurchase up to US$8.0 million worth of our issued and outstanding ADSs from time to time in open-market transactions on NASDAQ. The share repurchase program did not have an expiration date and could be modified or discontinued at any time by our board of directors.

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
Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On November 10, 2010, we announced the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, as our independent registered public accounting firm for the fiscal year ended December 31, 2010. PwC replaces our previous independent auditors, KPMG. PwC was appointed by us on August 10, 2010, and the appointment of PwC in replacement of KPMG was approved by our audit committee and was ratified by our shareholders at our annual general meeting of shareholders held on October 29, 2010.
We dismissed KPMG on July 9, 2010. During the years ended December 31, 2008 and 2009 and the subsequent interim period through July 9, 2010, there were no (i) disagreements between KPMG and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in their reports on the financial statements for such years, or (ii) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except as described in the next paragraph.
The audit reports of KPMG on the consolidated financial statements of China GrenTech Corporation Limited and subsidiaries as of and for the years ended December 31, 2008 and 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2009 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG’s report indicates that China GrenTech Corporation Limited did not maintain effective internal control over financial reporting as of December 31, 2009 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness related to insufficient competent accounting personnel in applying U.S. generally accepted accounting principles in the financial reporting process has been identified and included in management’s assessment.
During the years ended December 31, 2008 and 2009 and the subsequent interim period through August 10, 2010, neither our company nor anyone on our behalf has consulted with PwC with respect to either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the company’s consolidated financial statements, and neither a written report nor oral advice was provided to the company that PwC concluded was an important factor considered by the company in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F (a)(1)(v) of Form 20-F.
We provided a copy of this disclosure to KPMG and requested that KPMG furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of KPMG’s letter dated June 30, 2011 is attached herewith as Exhibit 15.3.

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
4.2
Translation of share transfer agreement for Lake Communication Limited by and between Shenzhen GrenTech Company Limited and Haifan Zhuang dated December 17, 2008 and related disposition of liabilities agreement (4)

4.3	Share option scheme (5)
8.1	List of subsidiaries
11.1	Code of ethics (6)
12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO and CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm
15.2	Consent of KPMG, Independent Registered Public Accounting Firm
15.3	Letter of KPMG dated June 30, 2011

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-132385) filed with the SEC with respect to American Depositary Shares representing our ordinary shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on July 15, 2008.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 30, 2009.

(5)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381) filed with the SEC in connection with our global offering in November 2004.

(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC on May 4, 2007.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China GrenTech Corporation Limited
/s/ Rong Yu
Name:	Rong Yu
Title:	Chief Financial Officer

Date: June 30, 2011

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of China GrenTech Corporation Limited
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of China GrenTech Corporation Limited and its subsidiaries at December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shenzhen, the PRC
June 30, 2011

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of China GrenTech Corporation Limited:
We have audited the accompanying consolidated balance sheet of China GrenTech Corporation Limited and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2008 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China GrenTech Corporation Limited and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2009, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG
Hong Kong, China
June 30, 2010

China GrenTech Corporation Limited and Subsidiaries
Consolidated Balance Sheets
as of December 31, 2009 and 2010
(RMB and USD expressed in thousands)

	Note		2009	2010	2010
			RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents			469,454	380,098	57,591
Restricted cash	3		103,035	90,132	13,656
Accounts receivable, net	4		892,149	1,154,540	174,931
Inventories	5		771,236	643,265	97,464
Prepaid expenses and other current assets	6		81,835	70,735	10,717
Deferred tax assets	7		34,958	36,218	5,488

Total current assets			2,352,667	2,374,988	359,847
Property, plant and equipment, net	8		444,578	436,290	66,105
Construction in progress	8		3,961	63,008	9,547
Lease prepayments, net	9		80,422	78,721	11,927
Intangible assets, net	10		186	—	—
Prepayment for fixed assets			3,342	3,475	527
Long-term accounts receivable	4		452,191	462,521	70,079

Total assets			3,337,347	3,419,003	518,032

Liabilities
Current liabilities
Short-term bank loans	13		613,378	638,229	96,702
Current portion of long-term bank loan	14		20,000	20,000	3,030
Accounts payable			490,750	529,282	80,194
Bills payable	2	(s)	220,329	121,656	18,433
Accrued expenses and other payables	11		304,299	340,303	51,561
Amounts due to related parties	20	(a)	34,000	25,284	3,831
Income tax payable			73,063	97,247	14,734

Total current liabilities			1,755,819	1,772,001	268,485
Long-term bank loan	14		110,000	90,000	13,636
Deferred tax liabilities	7		4,679	4,598	697

Total liabilities			1,870,498	1,866,599	282,818

Commitments and contingencies	24

Equity
Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 625,000,000 issued as of December 31, 2009 and 2010 respectively; 590,137,125 and 563,244,750 outstanding as of December 31, 2009 and 2010 respectively			103	103	16
Additional paid-in capital			861,646	864,112	130,926
Statutory reserves	25		148,697	161,519	24,473
Retained earnings			496,993	582,311	88,229
Treasury stock at cost, 34,862,875 shares and 61,755,250 shares as of December 31, 2009 and 2010 respectively	26		(44,930)	(61,976)	(9,390)

Total equity attributable to the equity shareholders of China GrenTech Corporation Limited, or GrenTech			1,462,509	1,546,069	234,254
Non-controlling interests			4,340	6,335	960

Total equity			1,466,849	1,552,404	235,214

Total liabilities and equity			3,337,347	3,419,003	518,032

The accompanying notes are an integral part of these consolidated financial statements.

China GrenTech Corporation Limited and Subsidiaries
Consolidated Statements of Operations
for the years ended December 31, 2008, 2009 and 2010
(RMB and USD expressed in thousands, except share and per share data)

	Note	2008	2009	2010	2010
		RMB	RMB	RMB	USD

Revenues	17	984,657	1,602,943	1,720,974	260,754
Cost of revenues	17	(751,367)	(1,223,973)	(1,265,247)	(191,704)

Gross profit		233,290	378,970	455,727	69,050
Other revenue		—	3,344	16,594	2,514
Operating expenses:
Research and development costs		(70,232)	(59,899)	(71,590)	(10,847)
Sales and distribution expenses		(138,524)	(180,525)	(166,592)	(25,241)
General and administrative expenses		(127,028)	(81,506)	(78,478)	(11,891)
Impairment of goodwill		(27,589)	—	—	—

Total operating expenses		(363,373)	(321,930)	(316,660)	(47,979)

Operating income (loss)		(130,083)	60,384	155,661	23,585
Other income (expense)
Interest income		31,257	40,997	27,770	4,208
Interest expense		(54,844)	(56,766)	(58,142)	(8,809)
Investment income		4,873	—	—	—
Foreign currency exchange loss		(10,418)	(211)	(597)	(90)
Grant income		15,209	6,322	2,157	327

Total other expense		(13,923)	(9,658)	(28,812)	(4,364)

Income (loss) before income tax expense		(144,006)	50,726	126,849	19,221
Income tax expense	7	(3,157)	(18,068)	(29,714)	(4,502)

Net income (loss)		(147,163)	32,658	97,135	14,719
Net loss attributable to non-controlling interests		796	14	1,005	152

Net income (loss) attributable to the equity shareholders of GrenTech		(146,367)	32,672	98,140	14,871

Earnings (loss) per share
- Basic	19	(0.24)	0.05	0.17	0.03

- Diluted	19	(0.24)	0.05	0.16	0.02

Weighted average number of ordinary shares outstanding:
- Basic	19	610,158,841	595,536,733	581,814,594	581,814,594

- Diluted	19	610,158,841	604,781,041	595,199,449	595,199,449

The accompanying notes are an integral part of these consolidated financial statements.

China GrenTech Corporation Limited and Subsidiaries
Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2008, 2009 and 2010
(RMB and USD expressed in thousands, except share data)

								Equity
								attributable to
								China
								GrenTech
		Number of		Additional	Statutory	Retained		Corporation	Non-controlling
	Note	shares	Amount	paid-in capital	reserves	earnings	Treasury stock	Limited	Interests	Total equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2008		614,064,000	103	853,476	146,077	613,308	(26,447)	1,586,517	5,763	1,592,280

Net loss		—	—	—	—	(146,367)	—	(146,367)	(796)	(147,163)
Share repurchased during the year		(12,085,225)	—	—	—	—	(10,097)	(10,097)	—	(10,097)
Share-based compensation, net of nil tax		—	—	3,194	—	—	—	3,194	—	3,194
Appropriation to statutory reserves		—	—	—	2,511	(2,511)	—	—	—	—
Disposal of subsidiaries		—	—	—	(6,430)	6,430	—	—	(613)	(613)

Balance as of December 31, 2008		601,978,775	103	856,670	142,158	470,860	(36,544)	1,433,247	4,354	1,437,601

Net income		—	—	—	—	32,672	—	32,672	(14)	32,658
Share repurchased during the year	26	(11,841,650)	—	—	—	—	(8,386)	(8,386)	—	(8,386)
Share-based compensation, net of nil tax	16	—	—	4,976	—	—	—	4,976	—	4,976
Appropriation to statutory reserves		—	—	—	6,539	(6,539)	—	—	—	—

Balance as of December 31, 2009		590,137,125	103	861,646	148,697	496,993	(44,930)	1,462,509	4,340	1,466,849

Net income		—	—	—	—	98,140	—	98,140	(1,005)	97,135
Initial capital contribution		—	—	—	—	—	—	—	3,000	3,000
Share repurchased during the year	26	(26,892,375)	—	—	—	—	(17,046)	(17,046)	—	(17,046)
Share-based compensation, net of nil tax	16	—	—	2,466	—	—	—	2,466	—	2,466
Appropriation to statutory reserves		—	—	—	12,822	(12,822)	—	—	—	—

Balance as of December 31, 2010		563,244,750	103	864,112	161,519	582,311	(61,976)	1,546,069	6,335	1,552,404

Balance as of December 31, 2010 - US$		—	16	130,926	24,473	88,229	(9,390)	234,254	960	235,214

The accompanying notes are an integral part of these consolidated financial statements.

China GrenTech Corporation Limited and Subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2008, 2009 and 2010
(RMB and USD expressed in thousands)

	Note	2008	2009	2010	2010
		RMB	RMB	RMB	USD
Cash flow from operating activities
Net income (loss)		(147,163)	32,658	97,135	14,719
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on disposal of property, plant and equipment		390	1,524	963	146
Depreciation of property, plant and equipment	18	32,327	30,685	33,242	5,037
Impairment of goodwill		27,589	—	—	—
Amortization of lease prepayments and intangible assets		3,356	3,332	1,888	286
Allowance for doubtful accounts	4	57,574	11,263	2,994	454
Deferred income taxes		(9,712)	(17,633)	(1,341)	(203)
Foreign currency exchange losses		10,418	211	597	90
Share-based compensation	16	3,194	4,976	2,466	374
Net gain from disposal of equity interests in subsidiaries	15	(4,556)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable		(132,065)	(102,963)	(256,864)	(38,919)
Inventories		13,442	(250,617)	127,971	19,390
Prepaid expenses and other current assets		(64,186)	15,838	11,875	1,799
Accounts payable		195,957	129,434	38,531	5,838
Amounts due to related parties		9,648	24,352	(8,716)	(1,321)
Bills payable		36,470	109,730	(98,673)	(14,950)
Accrued expenses and other payables		(38,012)	62,240	33,972	5,144
Income tax payable		10,385	35,701	24,185	3,664

Net cash (used in) provided by operating activities		5,056	90,731	10,225	1,548

Cash flow from investing activities
Purchase of property, plant and equipment		(100,138)	(64,671)	(104,992)	(15,908)
Decrease (increase) in restricted cash		132,695	19,333	12,903	1,955
Disposal of subsidiaries, net of cash disposed		(4,479)	—	—	—
Proceeds from sale of property, plant and equipment		35	—	417	63

Net cash (used in) provided by investing activities		28,113	(45,338)	(91,672)	(13,890)

Cash flow from financing activities
Capital contributed by non-controlling interests	1	—	—	3,000	455
Payment for repurchase of ordinary shares		(10,097)	(8,386)	(17,046)	(2,583)
Principal payments of short-term bank loans		(930,550)	(805,000)	(890,000)	(134,848)
Proceeds from short-term bank loans		937,450	945,000	876,000	132,727
Proceeds from (remittance of) collection of sold accounts receivable on behalf of financial institutions, net	11	(48,888)	(695)	20,734	3,142

Net cash provided by (used in) financing activities		(52,085)	130,919	(7,312)	(1,107)

Effect of foreign currency exchange rate change on cash		(4,509)	(211)	(597)	(90)

Net increase (decrease) in cash and cash equivalents		(23,425)	176,101	(89,356)	(13,539)
Cash and cash equivalents:
At beginning of year		316,778	293,353	469,454	71,130

At end of year		293,353	469,454	380,098	57,591

China GrenTech Corporation Limited and Subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2008, 2009 and 2010
(RMB and USD expressed in thousands)

	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Income tax	2,485	—	6,871	1,041

Interest paid, net of interest capitalized	50,310	59,387	58,142	8,809

Significant non-cash transactions:
Payable for purchase of property, plant and equipment	24,333	19,597	118	18

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Principal Activities and Basis of Presentation
Principal Activities
China GrenTech Corporation Limited (the “Company”, formerly known as Powercom Holdings Limited) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are principally engaged in the manufacture and sale of wireless coverage products and services in the People’s Republic of China (the “PRC”). The Group derives substantially all of its revenues from China Mobile Communications Corporation and its affiliates (the “China Mobile Group”), China United Telecommunications Corporation and its affiliates (the “China Unicom Group”) and China Telecom Corporation Limited and its affiliates (the “China Telecom Group”). As of December 31, 2010, the China Mobile Group, the China Unicom Group and the China Telecom Group were the only three licensed wireless communication operators in the PRC (Note 23).
Basis of Presentation
The Company was incorporated in the Cayman Islands and was established on December 3, 2003. As of December 31, 2010, the Company’s subsidiaries are as follows:

	Place of
	incorporation or	Attributable equity
Name of company	establishment	interest held	Principal activities

GrenTech (BVI) Limited	BVI	100%	Investment holding

Shenzhen GrenTech Co., Ltd. (“Shenzhen GrenTech”)	PRC	100%	Technical development, manufacturing and sales of telecommunication products in the PRC

Shenzhen Lingxian Technology Limited (“Shenzhen Lingxian”)	PRC	99%	Technical development of software used for the Group’s telecommunication products

Shenzhen GrenTech RF Communication Co., Ltd (“Shenzhen GrenTech RF”)	PRC	100%	Manufacturing and sales of radio frequency based products in the PRC

Shenzhen Kaige Communication Technology Co., Ltd (“Kaige”)	PRC	100%	Investment holding

Shenzhen Kaixuan Communication Technology Co., Ltd (“Kaixuan”)	PRC	100%	Provision of installation services on telecommunication products in the PRC

PT. GrenTech Indonesia (“GrenTech Indonesia”)	Indonesia	100%	Sales of telecommunication products and provision of related installation services in Indonesia

(1)	Principal Activities and Basis of Presentation (continued)

	Place of
	incorporation or	Attributable equity
Name of company	establishment	interest held	Principal activities

Shenzhen GrenTech IOT Network Corp., Ltd (“IOT”)	PRC	70%	Development and sale of object network identification systems, communication systems and related electronic component products, design and installation of network and automation related products, as well as design and development of websites and software

Express (Shenzhen) Network Co., Ltd. (“Express (Shenzhen) Network”)	PRC	70%	Real Estate information consulting

Shenzhen Lingxian Communication Co., Ltd. (“Shenzhen Lingxian Communication”)	PRC	100%	Technical development and sales of telecommunication products in the PRC, import and export of technology and merchandise

GrenTech India Private Limited (“GrenTech India”)	India	99.999%	Sales of telecommunication products and provision of related installation services in India

GrenTech Singapore PTE. Ltd. (“GrenTech Singapore”)	Singapore	100%	Sales of telecommunication products and provision of related installation services in Singapore

GrenTech RF Communication (BVI) Limited (“RF (BVI)”)	BVI	100%	Investment holding
In September, 2009, the Group deregistered one of its subsidiaries, Nanjing GrenTech Communication Research Centre (“Nanyan”), which was a research and development (“R&D”) company. After the deregistration of Nanyan, the assets, liabilities and related operations were transferred to the Group’s other PRC subsidiaries.
In July, 2010, the Group deregistered one of its subsidiaries, Shenzhen Radio Frequency Technology Co., Ltd (“RF Technology”), which was a dormant company. After the deregistration of RF Technology, the assets and liabilities were transferred to the Group’s other PRC subsidiaries.
During 2010, the Group established six subsidiaries, including IOT, Express (Shenzhen) Network, Shenzhen Lingxian Communication, GrenTech India, GrenTech Singapore and RF (BVI).

(2)	Summary of Significant Accounting Policies
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).
(a)	Principles of Consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
(b)	Foreign Currency Transactions
The Company and its subsidiaries’ functional currency is the Renminbi (“RMB”) except for GrenTech Indonesia, GrenTech India and GrenTech Singapore, whose functional currency is Rupiah, Rupee and Singapore dollar, respectively. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies other than functional currencies are translated into using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The RMB resulting exchange differences are recorded as other income or expense in the consolidated statements of operations.
GrenTech Indonesia, GrenTech India and GrenTech Singapore’s assets and liabilities are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses of GrenTech Indonesia, GrenTech India and GrenTech Singapore are translated into RMB at average rates prevailing during the reporting period. Gains and losses resulting from translation of GrenTech Indonesia, GrenTech India and GrenTech Singapore’s financial statements into RMB are recorded as a separate component of accumulated other comprehensive income within equity, which was mininal as of each balance sheet date.
Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.
The Group has foreign currency cash deposits denominated in USD amounted to USD1,011,000 (equivalent to RMB6,670,000) as of December 31, 2010 (2009: USD1,890,000 (equivalent to RMB12,901,000)), and any change of the value of the RMB against USD would cause an exchange gain or loss to the Group. In addition, any devaluation of the RMB against the USD would consequently have an adverse effect on the financial performance and asset values of the Group when measured in terms of USD.
(c)	Convenience translation to USD
For the convenience of the readers, the December 31, 2010 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.6000, being the noon buying rate in effect on December 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Such translations should not be construed as representations made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2010, or at any other date.

(2)	Summary of Significant Accounting Policies (continued)
(d)	Use of Estimates
The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of property, plant and equipment, lease prepayments; the collectibility of accounts receivable; the recoverability of deferred tax assets and inventories; the tax rate used to measure deferred tax assets and liabilities; the fair value of share-based compensation; the useful lives and salvage values of property and equipment; warranty provision; settlement discounts and the accruals for tax uncertainties and other contingencies. These estimates are often based on complex judgements and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Changes in facts and circumstances may result in revised estimates.
(e)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and in bank, including certificates of deposit with initial terms of less than three months. Cash deposits that are restricted as to withdrawal or pledged as security, are disclosed separately on the consolidated balance sheet, and not included in the total cash for the purpose of the consolidated statements of cash flows.
(f)	Accounts Receivable
Accounts receivable are stated net of estimated settlement discounts and allowance for doubtful accounts (Note 4). The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Allowance for doubtful accounts is charged to general and administrative expenses in the consolidated statements of operations.
Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
The Group’s off-balance-sheet credit exposure consists primarily of receivables sold to financial institutions that are subject to limited recourse (Note 3).
Accounts receivable that are contractually due beyond one-year are classified as long-term accounts receivable in the accompanying consolidated balance sheets and discounted at the applicable discount rate at the time of the receivable is recorded.
The Group determines whether a long-term account receivable is past due based on its contractual terms. No further interest is accrued on past due long-term accounts receivable as the long-term accounts receivable are non-interest bearing.
The Group assesses allowance for credit losses and credit quality based on its collection experience and internal credit risks assessment. All trade receivables are assessed as one portfolio using the same impairment methodology on an individual basis. Long-term accounts receivable are charged off against the allowance after they are deemed to be uncollectible.

(2)	Summary of Significant Accounting Policies (continued)
(f)	Accounts Receivable (continued)
The Group defines credit quality of its long-term accounts receivable based on internal credit risks grades (i.e. low, medium, high). Long-term accounts receivable graded as having ‘high’ credit risks represents a high likelihood of loss.]
(g)	Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads based on normal capacity.
Deferred installation costs related to costs incurred for installation of wireless coverage products for which the related inspection certificates have not been issued are recorded as inventory. The deferred installation costs are charged to cost of revenues in the same period that the revenue attributable to the installation service is recognized upon the issuance of preliminary inspection certificates.
(h)	Property, Plant and Equipment
Property, plant, and equipment are stated at cost less accumulated depreciation and impairment. Depreciation of property, plant and equipment is calculated based on the straight-line method (after taking into account the assets’ estimated salvage value) over the estimated useful lives of the assets as follows:

Years

Buildings	50-56
Equipment and machinery	5-10
Motor vehicles	5-10
Office equipment and computer software	5-10
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
Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.
(i)	Lease Prepayments
Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost less amortized on a straight-line basis over the period of rights of 50 years.

(2)	Summary of Significant Accounting Policies (continued)
(j)	Goodwill and Other Intangible Assets
Goodwill is reviewed for impairment at least annually in accordance with the provisions of Accounting Standards Codification (“ASC”) Topic 350, Intangibles — Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of a reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Group must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.
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
(k)	Impairment of Long-Lived Assets
In accordance with Impairment or Disposal of Long-Lived Assets ASC Subtopic 360-10, Property, Plant and Equipment — Overall , long-lived assets, including property, plant and equipment, and intangible assets with determinable useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
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

(2)	Summary of Significant Accounting Policies (continued)
(l)	Revenue Recognition
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
The customers are generally required to pay a range of 70% to 80% of the contract amount upon signing of the sales and purchase contract and the acceptance document, with the remaining 20% to 30% of the contract amount upon the customer’s issuance of the final inspection certificate or the expiration of the warranty period.
RF-based parts and components
The Group recognizes revenues from the sale of RF parts and components when i) the risk and rewards of ownership and title to the products have been transferred to the buyer, which is at the point of time when the RF-based parts and components have been delivered to the buyer and the buyer has signed an acceptance document; ii) the price to the buyer is fixed and determinable; and iii) collectibility is reasonably assured.
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

(2)	Summary of Significant Accounting Policies (continued)
(l)	Revenue Recognition (continued)
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
Bundled sale arrangements
In certain cases, the Group enters into bundled sale arrangement where it sells wireless coverage products with the related installation services. The bundled sale arrangement consists of two revenue-generating activities, or deliverables, which are i) sale of wireless coverage products and ii) provision of installation services. Pursuant to FASB ASC Topic 605-25 Revenue Recognition — Multiple-Element Arrangements (Emerging Issues Task Force Issue No. 00-21,“Revenue Arrangements with Multiple Deliverables"), the wireless coverage products sale and related installation services are accounted for as separate units of accounting for the following reasons: i) the wireless coverage product has standalone value as it is sold separately by the Group; ii) objective and reliable evidence of the fair value for the installation services exists as evidenced by the amount charged by the Group and other independent third parties; and iii) there are no refund rights in these arrangements. As objective and reliable evidence of fair value exists for both the wireless coverage products and installation services, the appropriate revenue recognition convention is separately applied to each of the two deliverables.
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
For bundled sale contracts, the customers are generally required to pay i) a range of 30% to 60% of the total contract consideration upon signing of the sales and purchase contract and the signing of the acceptance document, ii) a range of 30% to 60% (cumulative total contract consideration of 60% to 90%) of the total contract consideration upon issuance of the preliminary inspection certificate, iii) a range of 10% to 30% of the total contract consideration upon the issuance of the final inspection certificate and iv) a range of zero to 10% of the contract sum upon the expiration of the warranty period.

(2)	Summary of Significant Accounting Policies (continued)
(l)	Revenue Recognition (continued)
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
Provisions for estimated settlement discounts provided to customers are recorded as a reduction of revenue when such discounts are offered. The provision for estimated settlement discounts, which is based on historical settlement data and current expectation, is the Group’s best estimate of the amount of discounts to be utilized by its customers to early settle the outstanding receivables.
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
Other revenue represents rental income from the operating lease of certain area of the office building, which is recognized in the consolidated statement of operations on a straight-line basis over the lease term unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed. Lease incentives granted are recognized in the consolidated statements of operations as an integral part of the aggregate net lease payments receivable.

(2)	Summary of Significant Accounting Policies (continued)
(m)	Provision for product warranties
Under most wireless coverage product sales contracts, the Group provides free repairs and replacement for defective parts and free maintenance of installed wireless coverage system for duration of 12 months to 36 months after the commencement of the warranty period. The Group records a provision for estimated future costs to be incurred during the warranty period in the same period that revenue is recognized. Provision for warranties is recorded as cost of revenues and is established on an individual basis. The estimates reflect historic trends of warranty costs adjusted for specific conditions that may arise and the number of contracts under warranty at each financial year-end.
(n)	Cost of Revenues
Cost of revenues consists primarily of material costs, payroll compensation, installation costs, depreciation, estimated warranty, rentals and related expenses, which are directly attributable to the production of products and rendering of services. Write-down of inventory to lower of cost or market is also recorded in cost of revenues in the consolidated statements of operations.
(o)	Income Taxes
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
On January 1, 2008, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”), included in FASB ASC Subtopic 740-10 — Income Taxes - Overall, which clarifies the accounting for uncertain tax positions and requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

(2)	Summary of Significant Accounting Policies (continued)
(p)	Advertising Costs
Advertising costs are expensed as incurred. Advertising costs included in sales and distribution expenses amounted to RMB49,000, RMB15,000 and RMB193,000 (USD29,000) for the years ended December 31, 2008, 2009 and 2010, respectively.
(q)	Research and Development Costs
Research and development costs are expensed as incurred. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and maintenance expenses of research and development equipment, material costs and rental expenses for premises used for research and development.
(r)	Freight Costs
The Group records freight costs relating to the transportation of the raw materials to the Group’s warehouse in cost of revenues and records all other outbound freight costs in sales and distribution expenses. For the years ended December 31, 2008, 2009, and 2010, freight costs included in cost of revenues were RMB4,026,000, RMB8,243,000 and RMB4,331,000 (USD656,000), respectively, and freight costs included in sales and distribution expenses were RMB5,284,000, RMB7,429,000 and RMB4,500,000 (USD682,000), respectively.
(s)	Bills Payable and Bills Receivable
Bills payable represent bills issued by financial institutions to the Group’s vendors. The Group’s vendors receive payments from the financial institutions upon maturity of the bills and the Group is obliged to repay the face value of the bills to the financial institutions. Bills payable are interest-free, uncollateralized and generally have a maturity of 3 months to 6 months.
Bills receivable represent bills issued by either the Group’s customers or financial institutions as requested by the Group’s customers. The Group receives payments from the Group’s customers or financial institutions who issued the bills upon maturity of the bills. Bills receivable are interest-free, uncollateralized and generally have a maturity of 3 months to 6 months.
(t)	Government Grants
Receipts of government grants to encourage research and development activities which are unconditional, non- refundable and for general use are recognized as grant income in the accompanying consolidated statements of operations upon receipt.
(u)	Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(2)	Summary of Significant Accounting Policies (continued)
(v)	Earnings per Share
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
(w)	Share-Based Payments
A share option scheme was established on August 25, 2005 (the “2005 Scheme”) which allows the Company to grant options to its employees to acquire ordinary shares of the Company. The Group accounts for share-based payments under the provision of ASC 718, Compensation — Stock Compensation. ASC 718 requires all share based payment transactions with employees, such as share options, to be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period. Under this method, compensation cost related to employee share options or similar equity instruments is measured based on the fair value of the award at the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, if any. On March 14, 2008 and December 23, 2008, the Company granted an aggregate of 38,000,000 share options under the 2005 Scheme to certain directors and employees of the Group (Note 16). No share option was granted in 2010.
Share-based compensation expense of RMB3,194,000, RMB4,976,000 and RMB2,466,000 (USD374,000) for the years ended December 31, 2008, 2009 and 2010, respectively (Note 16). Since share-based compensation is not tax deductible in the PRC, no related tax benefit has been recognized.
(x)	Segment Reporting
Pursuant to ASC 280 — Segment Reporting, the Group uses the management approach in determining operating segments. The management approach considers the internal reporting used by the Group’s chief operating decision maker to make decisions about the allocation of resources to the segment and assess its performance. For the periods presented, the Group has determined it has only one operating segment which is the manufacture and sale of communication products in the PRC.
The Group operates and manages its business substantially in the PRC and substantially all of its customers are located in the PRC, therefore, no geographical information is presented.

(2)	Summary of Significant Accounting Policies (continued)
(y)	Fair value measurements
On January 1, 2010, the Company adopted the amendment to improve the disclosures about fair value measurements. The adoption of the authoritative guidance did not materially affect the Company’s results and financial condition.
Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.
The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
Financial assets and liabilities measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices	Significant
	Total Fair	in Active Market	Other	Significant
	Value on	for Identical	Observable	Unobservable
	Balance Sheet	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2009
Cash and cash equivalents	469,454	469,454	—	—
Restricted cash	103,035	103,035	—	—

As of December 31, 2010
Cash and cash equivalents	380,098	380,098	—	—
Restricted cash	90,132	90,132	—	—

(2)	Summary of Significant Accounting Policies (continued)
(z)	Recently Issued Accounting Standards
In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. This amendment eliminates exceptions of the previously issued pronouncement related to consolidation of qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard is effective for the Company’s fiscal year beginning January 1, 2010. The Company adopted this amendment at the beginning of its fiscal year 2010, and the adoption does not have significant impact on the Company’s consolidated financial statements.
In August 2009, the FASB issued an amendment to the fair value measurement and disclosures of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of fair value measurement. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. In addition, both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of this amendment are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. The Company adopted this amendment at the beginning of its fiscal year 2010, and the adoption does not have significant impact on the Company’s consolidated financial statements.
In October 2009, the FASB issued revenue recognition guidance for arrangements that involve the delivery of multiple-elements. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

(2)	Summary of Significant Accounting Policies (continued)
(z)	Recently Issued Accounting Standards (continued)
In October 2009, the FASB issued revenue recognition guidance for arrangements that include software elements. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements and provides additional guidance on how to determine which software, if any, relating to tangible product would be excluded from the scope of the software revenue guidance. In addition, it provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. This accounting standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.
In January 2010, the FASB issued an amendment to improve the disclosures about fair value measurements. It adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company has adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. The Company will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011 and expects the adoption will not have significant impact on the Company’s consolidated financial statements.
In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in stock compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company will adopt this update for the period beginning January 1, 2011 and expects the adoption will not have significant impact on the Company’s consolidated financial statements.
In July 2010, ASU 2010-20 was issued to require enhanced disclosures about the credit quality of financing receivables and allowance for credit losses. This update requires an entity to provide greater level of disaggregated information about credit quality of its financing receivables and allowance for credit losses. In addition, it requires disclosures of credit quality indicators, past due information and modifications of its financing receivables. The disclosure requirement, except for the disclosure of reporting period activity, is effective for interim and annual reporting periods ending on or after December 15, 2010 for public companies. The Company adopted this update for its annual reporting period ended December 31, 2010. The adoption did not have a significant impact to the Company’s financial statements. The Company will adopt the disclosure requirements for reporting period activity beginning January 1, 2011 and expects the adoption will not have significant impact on the Company’s consolidated financial statements.

(3)   Restricted Cash
Restricted cash at December 31, 2009 and 2010 consist of the following:

	2009	2010	2010
	RMB’000	RMB’000	USD’000

Pledged deposits with financial institutions for security on:
- accounts receivable sold (Note (a))	33,209	39,374	5,966
- bills payable (Note (b))	69,826	50,758	7,690

	103,035	90,132	13,656

(a)	In its ordinary course of business, the Group enters into one-year agreements with independent financial institutions to sell, on an ongoing basis, accounts receivable up to a specified amount (which totalled RMB500 million as of December 31, 2009 and RMB500 million (USD76 million) as of December 31, 2010). Accounts receivable are sold at a discount, the rate of which is adjusted based upon the timing of collection by the financial institutions. Under the terms of certain of these agreements, a portion of the receivables sold are subject to certain limited recourse provisions. The Group is required to deposit 10% of the sale proceeds into a restricted bank account as security in the event of default of payment by the customer. The cash in the restricted bank account is released to the Group upon full payment by the customer and is released on a proportionate basis to the extent that the collections fall short of the amount of accounts receivable sold. During the years ended December 31, 2008, 2009 and 2010, the Group sold accounts receivable of RMB202,178,000, RMB371,604,000 and RMB238,541,000 (USD36,143,000) and received proceeds from the sale of the accounts receivable of RMB188,422,000, RMB355,944,000 and RMB223,706,000 (USD33,895,000), respectively. Pursuant to the FASB ASC Topic 860, Transfers and Servicing , the Group surrendered control over the accounts receivable sold to the financial institutions, and accordingly, the accounts receivable were derecognized from the balance sheet on their respective dates of the transfer. Loss on sale of the above accounts receivable of RMB13,521,000, RMB15,660,000 and RMB 14,835,000 (USD2,248,000), respectively, was included in interest expense for the years ended December 31, 2008, 2009 and 2010. The Company has not experienced any significant losses under the recourse provisions during the three-year period ended December 31, 2010.

As of December 31, 2009 and 2010, accounts receivable sold to financial institutions that have not been repaid by the Group’s customers amounted to RMB318,548,000 and RMB388,598,000 (USD58,879,000), respectively.

Pursuant to the sales agreements with the financial institutions, the Group is responsible for servicing the accounts receivable sold until the expiration of the sales agreements. The service obligations primarily consist of serving notice to customers and collecting the cash on behalf of the financial institutions and remitting the cash to the financial institutions by a specified time. No servicing obligation was recorded at the date of sale as the amount was considered to be immaterial. As of December 31, 2009 and 2010, an amount of RMB27,040,000 and RMB47,774,000 (USD7,239,000), respectively, had been collected by the Group pending transfer to the financial institutions, and are included in accrued expenses and other payables in the accompanying consolidated balance sheets.

(3)	Restricted Cash (continued)

(b)	The Group entered into several financing facilities for bills with banks during the years presented. Under the terms of the arrangements, cash deposits ranging from 20% to 30% of the respective financing facilities amount were pledged to the banks. The pledged deposits will be released upon the termination or expiry of these facilities.
(4)	Accounts Receivable, net
Accounts receivable at December 31, 2009 and 2010 consist of the following:

	2009	2010	2010
	RMB’000	RMB’000	USD’000

Accounts receivable net of allowances for estimated settlement discounts of RMB53,624,000 and RMB61,172,000 respectively as of December 31, 2009 and 2010	1,350,552	1,604,608	243,122
Less: Allowance for doubtful accounts	(36,586)	(39,580)	(5,997)

	1,313,966	1,565,028	237,125
Long term accounts receivable, net	(452,191)	(462,521)	(70,079)

	861,775	1,102,507	167,046
Bills receivable	30,374	52,033	7,885

Short term accounts receivable, net	892,149	1,154,540	174,931

An analysis of the settlement discounts account for 2008, 2009 and 2010 is as follows:

	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000

Balance at beginning of year	10,657	24,425	53,624	8,125
Utilization during the year	—	(26,301)	(16,340)	(2,476)
Provision during the year	13,768	55,500	23,888	3,619

Balance at end of year	24,425	53,624	61,172	9,268

Long-term accounts receivable are discounted at the applicable discount rate at the time of the receivable is recorded. For the years ended December 31, 2009 and 2010, the weighted average discount rates were 5.31% and 5.44% per annum, respectively. Long term accounts receivable are stated after the deduction of unearned interest of RMB31,821,000 and RMB32,172,000 (USD4,875,000), respectively, as of December 31, 2009 and 2010.
As at December 31, 2010, none of the long-term accounts receivable balances were past due or impaired, therefore, no allowance was provided against long-term accounts receivable.
The Group has assessed the credit quality of all of its long-term accounts receivable as at December 31, 2010 as low risk.

(4)	Accounts Receivable, net (continued)
An analysis of the allowance for doubtful accounts for 2008, 2009 and 2010 is as follows:

	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000

Balance at beginning of year	22,354	25,323	36,586	5,543

Derecognized on disposal of subsidiaries	(11,017)	—	—	—
Charged to Statements of Operations	57,574	11,916	2,994	454
Written back during the year	—	(653)	—	—
Written off during the year	(43,588)	—	—	—

Balance at end of year	25,323	36,586	39,580	5,997

Accounts receivable balances written off during the year ended December 31, 2008 were related to aged receivables due from certain non-operator customers, who have encountered financial difficulties caused by the adverse market conditions. No accounts receivable balances was written off during the years ended December 31, 2009 and 2010.
(5)   Inventories
Inventories at December 31, 2009 and 2010 consist of the following:

	2009	2010	2010
	RMB	RMB	USD

Raw materials	205,608	137,981	20,906
Work-in-progress	8,055	8,672	1,314
Finished goods	557,573	496,612	75,244

	771,236	643,265	97,464

Included in finished goods are i) wireless coverage products delivered to customers’ sites which have not been accepted by the customers; and ii) deferred installation costs related to costs incurred for installation of wireless coverage products for which the related preliminary inspection certificates have not been issued at the respective balance sheet dates. As at December 31, 2009 and 2010, deferred installation costs amounted to RMB97,931,000 and RMB66,909,000 (USD10,138,000), respectively.
Inventories were written down by RMB41,952,000, RMB16,055,000 and RMB3,208,000 (USD486,000) and charged to cost of revenues during 2008, 2009 and 2010 respectively. The write down of inventory during the years ended December 31, 2008, 2009 and 2010 was mainly related to obsolete inventories that are no longer suitable for future network construction, due to rapid advancement in wireless coverage technology and the rollout of large scale 3G network constructions.

(6)	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist of the following:

	2009	2010	2010
	RMB	RMB	USD

Deposits	14,430	7,252	1,099
Prepayment for purchase of raw materials	40,687	46,176	6,996
Advances to employees	15,468	9,195	1,393
Prepayment for installation costs to subcontractors	8,984	5,006	759
Others	2,266	3,106	470

Total prepaid expenses and other current assets	81,835	70,735	10,717

(7)	Income Tax Expense
Cayman Islands and British Virgin Islands Taxes
Under the current laws of the Cayman Islands and British Virgin Islands, the Company and GrenTech (BVI) Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company and GrenTech (BVI) Limited, no Cayman Islands or British Virgin Islands withholding tax is imposed.
PRC Tax
On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”), which unified the income tax rate to 25% for all enterprises. The new tax law was effective as of January 1, 2008. The new tax law also provides a 5-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws and regulations. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Further, entities that qualified as “Advance and New Technology Enterprise” (“ANTE”) under the new tax law are entitled to a preferential income tax rate of 15%. However, the recognition criteria and procedures for ANTE under the new tax law were not issued until April 2008. Under the new tax law, Shenzhen Lingxian, Kaige and Kaixuan are subject to the transitional tax rates of 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively, IOT, Express (Shenzhen) Network and Shenzhen Lingxian Communication were established after March 16, 2007 and therefore are subject to income tax at 25% beginning on January 1, 2008.

(7)	Income Tax Expense (continued)
In March 2009, Shenzhen GrenTech obtained the ANTE certificate (dated December 16, 2008) that entitles it to the preferential income tax rate of 15% under the new tax law retrospectively from January 1, 2008 to December 31, 2010. The ANTE certificate expires on December 15, 2011, which is 3 years after the date of issuance of the certificate. According to the relevant regulations, an enterprise shall apply for re-assessment within three months before expiration. Where the enterprise does not make the application or does not pass the re-assessment, the ANTE certificate shall be automatically invalidated after the expiration date. The ANTE certificate after passing the re-assessment shall be valid for a period of three years. As of December 31, 2010, management has performed a thorough self-assessment and concluded that it is highly probably that Shenzhen GrenTech will pass the re-assessment and therefore the 15% of preferential income tax rate was used to measure deferred income tax assets and liabilities as of December 31, 2010. If Shenzhen GrenTech fails to pass the re-assessment, the applicable income tax rate would be 24% for year 2011 and 25% for years 2012 and onwards, and deferred income tax assets and liabilities would need to be re-measured at the revised tax rate.
In September 2010, Shenzhen GrenTech RF obtained the ANTE certificate. According to the relevant tax regulations, ANTE that is established in a Special Economic Zone on or after January 1, 2008 is entitled to a tax holiday of “two years exemption and followed by three years of a 50% tax reduction starting January 1, 2008. As Shenzhen GrenTech RF is established in Shenzhen, which is one of the Special Economic Zones of China, after January 1, 2008, the applicable income tax rate for years 2010, 2011 and 2012 is 12.5%, representing 50% of the 25% of statutory income tax rate.
The Group’s income tax expense consists of the following:

PRC Income tax expense/(benefit)	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2008	12,608	(9,451)	3,157

Year ended December 31, 2009	35,701	(17,633)	18,068

Year ended December 31, 2010	31,055	(1,341)	29,714

(USD’000)	4,705	(203)	4,502

(7)	Income Tax Expense (continued)
Income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC income tax rate of 25% (the applicable tax rate of the Company’s principal subsidiaries) for 2008, 2009 and 2010 for the following reasons:

	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000

Income (loss) before income tax expense:
- PRC	(130,458)	62,870	135,280	20,498
- Non-PRC	(13,548)	(12,144)	(8,431)	(1,277)

Income (loss) before income tax expense	(144,006)	50,726	126,849	19,221

Computed “expected” tax expense/(benefit) at statutory rate	(36,002)	12,681	31,713	4,805
Non-deductible expenses:
Impairment of goodwill	4,138	—	—	—
Entertainment expenses	4,051	4,098	5,460	827
Settlement discounts on accounts receivables	1,893	—	—	—
Share-based compensation	575	746	370	56
Bad debt expenses for accounts receivables and other receivables	15,165	1,916	943	143
Others	506	—	148	22
Gain on disposal of investment	4,963	—	—	—
Additional deduction for research & development expenses	(4,073)	(5,063)	(5,315)	(805)
Change in deductibility of settlement discounts on accounts receivables	—	(3,664)	—	—
Non-taxable income	(48)	—	—	—
Tax rate differential	15,002	2,852	(9,308)	(1,410)
Change in valuation allowance	320	832	5,811	880
Effect of change in enacted tax rate / tax status	—	4,070	—	—
Effect of change in tax rate on deferred tax assets	(3,333)	(400)	(108)	(16)

Actual income tax expense	3,157	18,068	29,714	4,502

As of December 31, 2010, the Group has unused tax losses of RMB17,688,000 (USD 2,680,000), if unused, of which RMB50,000, RMB3,978,000 and RMB13,660,000 will expire in 2013, 2014 and 2015.

(7)	Income Tax Expense (continued)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2009 and 2010 are presented below:

	2009	2010	2010
	RMB’000	RMB’000	USD’000

Deferred tax assets — Current
Accounts receivable	8,044	9,176	1,390
Deferred income	11,317	10,276	1,557
Accrual	2,801	2,365	358
Warranty provision	3,734	6,238	945
Inventories	9,062	9,212	1,396
Tax loss carryforwards	842	4,275	648
Unrealized profit	—	1,329	202

Total gross deferred tax assets	35,800	42,871	6,496

Less: valuation allowance	(842)	(6,653)	(1,008)

	34,958	36,218	5,488

Deferred tax liabilities — Non-current
Property, plant and equipment	(4,679)	(4,598)	(697)

Total gross deferred tax liabilities	(4,679)	(4,598)	(697)

Net deferred tax assets	30,279	31,620	4,791

An analysis of the valuation allowance for 2008, 2009 and 2010 is as follows:

	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000

Balance at the beginning of year	5,181	729	842	128
Charged to statements of operations	320	832	5,811	880
Effect of change in tax rate	124	—
Disposal of subsidiaries (Note15)	(4,896)	—	—	—
Deregistration of a subsidiary	—	(719)	—	—

Balance at the end of year	729	842	6,653	1,008

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes that the deferred tax assets, net of the valuation allowance, as of December 31, 2009 and 2010, are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(7)	Income Tax Expense (continued)
The new tax law and its relevant regulations also impose a withholding tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on undistributed earnings, if any, of its subsidiaries as of December 31, 2009 and 2010 since these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. As of December 31, 2009 and 2010, the undistributed earnings that the Company intends to reinvest indefinitely, and for which no deferred tax liability was recognized, were RMB88,828,000 and RMB 182,576,000 (USD27,663,000), respectively.
A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000

Balance as at the beginning of year	37,830	37,360	69,679	10,557
Additions based on tax positions related to the current year	10,123	32,319	17,670	2,677
Reductions due to disposal of subsidiaries	(10,593)	—	—	—

Balance as at the end of year	37,360	69,679	87,349	13,234

No interest and penalty expenses were recorded as of January 1, 2008 and for each of the years ended December 31, 2008, 2009 and 2010.
The PRC income tax returns for the Company’s PRC subsidiaries for years beginning in 2004 are open to examination by the PRC state and local tax authorities.

(8)	Property, Plant and Equipment, net and Construction in Progress
Property, plant and equipment, net consist of the following:

	2009	2010	2010
	RMB’000	RMB’000	USD’000

Buildings	288,563	288,563	43,722
Equipment and machinery	195,364	209,033	31,672
Motor vehicles	17,349	18,162	2,752
Office equipment and computer software	49,479	53,778	8,148

	550,755	569,536	86,294
Accumulated depreciation	(106,177)	(133,246)	(20,189)

	444,578	436,290	66,105

Construction in progress	3,961	63,008	9,547

	448,539	499,298	75,652

Interest capitalization for the years ended December 31, 2008, 2009 and 2010 were RMB 11,894,000, RMB Nil and RMB Nil, respectively.
As at December 31, 2010, the ownership certificates of the buildings with the book value of RMB 252,155,000 and original price of RMB 263,851,000 (book value 257,168,000 and original price RMB 263,851,000 as at December 31, 2009) have not been obtained due to the underlying land use rights have been pledged to the banks as collateral for bank loans (Note 9). The missing of such ownership certificates has no significant impact on the Group’s operations.
(9)	Lease Prepayments, net

	2009	2010	2010
	RMB’000	RMB’000	USD’000

Prepaid land use rights	85,078	85,078	12,890
Accumulated amortization	(4,656)	(6,357)	(963)

	80,422	78,721	11,927

Lease prepayment at December 31, 2010 represented the land use rights for a piece of land located in Shenzhen High-Tech Industry Park (“SHTIP”) and a piece of land located in Shenzhen Longgang.
The prepaid land use rights located in SHTIP has been pledged to banks as collateral for bank loans with a balance of RMB130,000,000 and RMB110,000,000 (USD16,667,000) as of December 31, 2009 and 2010, respectively (Note 14). The prepaid land use rights located in Longgang has been pledged to Bank of China as collateral for short-term bank loan facilities, bills facilities and receivable selling facilities (Note 13).
Amortization expense for the years ended December 31, 2008, 2009 and 2010 were RMB1,874,000, RMB1,702,000 and RMB1,702,000 (USD258,000), respectively.

(10)	Intangible Assets, net

	2009	2010	2010
	RMB’000	RMB’000	USD’000

Patent	3,260	—	—
Accumulated amortization	(3,074)	—	—

	186	—	—

Amortization expense for the years ended December 31, 2008, 2009 and 2010 were RMB1,482,000, RMB1,629,000 and RMB186,000 (USD28,000) respectively.
(11)	Accrued Expenses and Other Payables
Accrued expenses and other payables at December 31, 2009 and 2010 consist of the following:

	2009	2010	2010
	RMB’000	RMB’000	USD’000

Amounts collected on sold accounts receivable on behalf of financial institutions (Note 3(a))	27,040	47,774	7,239
Provision for warranties (Note 12)	23,283	35,712	5,411
Accruals for salaries and welfare	15,914	16,101	2,440
Receipts in advance	71,346	53,746	8,143
Value-Added Tax (“VAT”) payable	110,031	133,910	20,289
Business and other taxes payable	28,981	38,925	5,898
Staff deposits	217	214	32
Payable for purchase of property, plant and equipment	19,597	118	18
Others	7,890	13,803	2,091

	304,299	340,303	51,561

(12)	Provision for Warranties
An analysis of the provision for warranties for 2008, 2009 and 2010 is as follows:

	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000

Balance at beginning of year	12,328	12,395	23,283	3,528
Amount charged to cost of revenues	8,697	24,377	30,163	4,570
Amount utilized	(8,630)	(13,489)	(17,734)	(2,687)

Balance at end of year	12,395	23,283	35,712	5,411

(13)	Short-Term Bank Loans
Short-term bank loans outstanding, which are all denominated in Renminbi, are as follows:

	2009	2010	2010
	RMB’000	RMB’000	USD’000

- Uncollateralized	333,378	542,229	82,157
- Collateralized	280,000	96,000	14,545

	613,378	638,229	96,702

During the years ended December 31, 2009 and 2010, the Group entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2009 and 2010 were 5.27% and 5.46% per annum, respectively.
The Group has available undrawn committed bank loan facilities and bills financing facilities amounting to RMB394 million (USD60 million) and RMB329 million (USD50 million), respectively, as of December 31, 2010. In addition, the Group has unutilized facilities where it can sell accounts receivable up to RMB63.6 million (USD10 million) as of December 31, 2010.
The Group is required to maintain certain financial ratios and minimum amounts of consolidated net worth under the terms of one of the short term loan agreements. The Group has been in compliance with these covenants throughout the term of the loan.
(14)	Long-Term Bank Loan
On May 22, 2007, Shenzhen GrenTech entered into a long term loan with China Construction Bank (“CCB”), amounting to RMB150,000,000. The loan is to be repaid in four equal annual installment of RMB20,000,000, commencing on May 22, 2009 and with a final payment of RMB70,000,000 on May 21, 2013. As of December 31 2010, the Group made repayment totaling RMB 40,000,000. Interest is paid to CCB on a monthly basis. The loan is collateralized by the land use rights acquired by the Group for the construction of its headquarters in SHTIP (Note 9).
The loan bears an interest rate of 95% of the annual benchmark borrowing rate assigned by the People’s Bank of China. The actual interest rate for each of the years ended December 31, 2008, 2009 and 2010 was 7.35%, 5.47% and 5.47%, respectively.

(15)	Disposal of Subsidiaries and Equity Investments
Disposal of the entire equity interest in Quanzhou Lake Communication Company Limited (“Lake Communication”) and Quanzhou Lake Microwave Company Limited (“Lake Microwave”)
On December 17, 2008, Shenzhen GrenTech entered into a sale and purchase agreement with Haifan Zhuang, an immediate family member of a principal owner of the Company, to sell the entire equity interest in Lake Communication and its 80% equity interest in Lake Microwave for a consideration of RMB101,330,000 and RMB870,000, respectively.
On December 17, 2008, in connection with the sale, Shenzhen GrenTech entered into a debt transfer agreement with Haifan Zhuang, in which Haifan Zhuang assumed the accounts payable obligation that Shenzhen GrenTech owed to Lake Communication in the amount of RMB102,200,000 as a payment of the consideration for the purchase of Lake Communication and Lake Microwave. The Group recorded a net gain from the disposal of Lake Communication and Lake Microwave totalling RMB4,556,000 in 2008. The gain on disposal considered the goodwill of RMB10,658,000, previously recognized in 2007 related to the acquisition of the additional 20% equity interest of Lake Communication. In addition, the gain also considered the waiver of dividend receivable from Lake Communication, amounting to RMB15,200,000.
(16)	Share-based Compensation
On March 14, 2008, the Company granted stock options (“March 2008 options”) to executives and independent directors as well as various employees to purchase a total of 10,000,000 ordinary shares of the Company at an exercise price of USD0.2126 per ordinary share. The March 2008 options vest on March 14, 2010 and expire on March 14, 2013.
On December 23, 2008, the Company granted another batch of stock options (“December 2008 options”) to several directors and employees to purchase a total of 28,000,000 ordinary shares of the Company at an exercise price of USD0.0388 per ordinary share. The December 2008 options vest on December 23, 2010 and expire on December 23, 2013.
The fair value of March 2008 and December 2008 options awarded were estimated on the date of grant using the Black- Scholes option pricing model based on the following assumptions:

	March 2008	December 2008
	options	options

Fair value of shares on grant date	USD0.11 per ordinary share	USD0.03 per ordinary share
Expected volatility	65.7%	94.7%
Expected dividends	Nil	Nil
Expected Term	3.5	3.5
Risk- free interest rate	2.4%	1.5%

(16)	Share-based Compensation (continued)
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
A summary of options and under the Plan as of December 31, 2010 and changes in the period is presented below:

		Weighted average
	Options	exercise price

Outstanding as of January 1, 2010	35,580,000	USD0.0876
Forfeited	(1,800,000)	USD0.0388
Outstanding as of December 31, 2010	33,780,000	USD0.0903
The weighted-average grant-date fair value of the March 2008 and December 2008 options granted were RMB6,635,000 and RMB4,710,000, respectively.
None of the share options were exercisable as of December 31, 2008 and 2009, all of them were exercisable as of December 31, 2010. The total intrinsic value of exercisable share options was USD2,530,000 as of December 31, 2010. The total intrinsic value of the outstanding share options was USD258,000, USD2,619,000 and USD2,530,000 as of December 31, 2008, 2009 and 2010, respectively.
The following table summarizes information about stock options issued under the Plan described above that are outstanding and exercisable as of December 31, 2010:

	Options outstanding and exercisable
			Remaining
	Number of	Exercise	Contractual	Intrinsic
Options	Options	Price	Term(Years)	value

March 2008 options	10,000,000	0.2126	2.25	—
December 2008 options	23,780,000	0.0388	3	2,530,000

Total	33,780,000	0.0903	2.78	2,530,000

The share-based compensation expense charged as general and administrative expenses during the year ended December 31, 2010 in respect of the March 2008 options and December 2008 options were RMB664,000 (USD100,000) (2009: RMB2,801,000) and RMB1,802,000 (USD 273,000) (2009: RMB2,175,000) respectively.
As of December 31 2010, all the options are vested and there were no unrecognized share based compensation expense.
(17) Revenues and cost of revenues
The Group derives revenues from the sale of wireless coverage products and installation services, either under a standalone sales contract; or a bundled wireless coverage product and installation service contract and the sale of RF parts and components and RF-based wireless access products. The components of revenues and cost of revenues are as follows:

	2008		2009		2010
		Cost of		Cost of
	Revenues	revenues	Revenues	revenues	Revenues		Cost of revenues
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	USD’000

Sale of wireless coverage products	498,928	(375,452)	781,973	(575,338)	814,039	123,339	(605,980)	(91,815)
Installation services of wireless coverage products	277,931	(186,165)	469,502	(308,143)	633,875	96,042	(413,690)	(62,680)
RF parts and components	221,566	(189,750)	406,968	(340,492)	296,948	44,992	(245,577)	(37,209)
Reversal of provision/ (provision) for settlement discounts	(13,768)	—	(55,500)	—	(23,888)	(3,619)	—	—

	984,657	(751,367)	1,602,943	(1,223,973)	1,720,974	260,754	(1,265,247)	(191,704)

(18)	Depreciation
Depreciation of property, plant and equipment is included in the following:

	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000

Cost of revenues	16,949	12,070	13,797	2,091
Research and development costs	6,937	6,494	7,149	1,083
Sales and distribution expenses	3,462	3,479	3,823	579
General and administrative expenses	4,979	8,642	8,473	1,284

	32,327	30,685	33,242	5,037

(19)	Earnings (loss) Per Share

	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000

Net income (loss) attributable to shareholders of the Company	(146,367)	32,672	98,140	14,871
Denominator:

Weighted average number of ordinary shares outstanding	610,158,841	595,536,733	581,814,594	581,814,594
Effect of stock options	—	9,244,308	13,384,855	13,384,855

Weighted average number of diluted shares outstanding	610,158,841	604,781,041	595,199,449	595,199,449

Basic earnings (loss) per share (expressed in RMB per share)	(0.24)	0.05	0.17	0.03

Diluted earnings (loss) per share (expressed in RMB per share)	(0.24)	0.05	0.16	0.02

There were no dilutive ordinary shares outstanding during the years ended December 31, 2008.
Share options to purchase 10,000,000, 10,000,000 and 10,000,000 ordinary shares were outstanding as of December 31, 2008, 2009 and 2010, respectively, but were excluded from the computation of diluted EPS because their effect were anti-dilutive.

(20)	Related Party Transactions
The principal related party transactions during the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000

Disposition of 100% equity share of Lake Communication (Note 15)	86,130	—	—	—

Disposition of 80% equity share of Lake Microwave (Note 15)	870	—	—	—

Purchases from Lake Communication (Note (a))	—	138,252	24,588	3,725

(a)	The Company purchased RF components under normal business term from Lake Communication, for its own manufacturing of wireless network products. Amounts due to Lake Communication amounting to RMB34,000,000 and RMB25,284,000 (USD3,831,000) as at December 31, 2009 and 2010 respectively, were arose from the purchase of RF components. The balance is repayable from 60 days to 90 days from date of billing.
(21)	Pension and Other Post Retirement Benefits
Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate 10% to 11% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Company’s employees in the PRC. The total amount of contributions of RMB16,844,000, RMB18,894,000 and RMB21,654,000 (USD3,281,000) for the years ended December 31, 2008, 2009 and 2010 respectively, was charged to expenses in the accompanying consolidated statements of operations. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(22)	Fair Value of Financial Instruments
The carrying amount of financial assets, such as short-term accounts receivable, bills receivable, amounts due from related parties, accounts and bills payable, accrued expenses and other payables, amounts due to related parties, approximates their fair values because of the short maturity of these instruments. The carrying amount of short-term borrowings approximates fair value determined based on the borrowing rates currently available for debt securities with similar terms and maturities.
Long term accounts receivable as of December 31, 2009 and 2010 were recorded in the accompanying consolidated balance sheets at their present value based on a discount rate of 5.31% and 5.81% per annum, respectively, which approximated the discount rate generally available for discounting similar instruments with PRC banks. The carrying amount of long term accounts receivable approximates their fair value.
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
(23)	Concentration of Credit Risk
Substantially all of the Company’s customers are located in the PRC. The following are revenues from the top customers for the years ended December 31, 2008, 2009 and 2010:

	2008		2009		2010
	RMB’000%		RMB’000%		RMB’000%		USD’000

China Mobile Group	390,266	39.6	390,902	24.4	632,158	36.7	95,782
China Unicom Group	244,455	24.8	518,246	32.3	483,031	28.1	73,187
China Telecom Group	75,440	7.7	241,198	15.0	228,106	13.3	34,562
The Company’s RF based products customer — Customer A	58,941	6.0	113,093	7.1	158,215	9.2	23,972
The Company’s RF based products customer — Customer B	102,253	10.4	137,588	8.6	37,761	2.2	5,721
At December 31, 2009 and 2010, approximately 89% and 91% of gross accounts receivable, respectively, were due from these customers. A termination in relationship in or a reduction in orders from any one of these customers would have a material impact on the Group’s results of operations and financial condition. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.

(23)	Concentration of Credit Risk (continued)
The gross accounts receivables due from major customers, China Mobile Group, China Unicom Group and China Telecom Group, and two of the Company’s RF based products customers at December 31, 2009 and 2010, were as follows:

	2009	2010
	RMB’000	RMB’000
China Mobile Group
- Current portion	287,671	390,746
- Long-term portion	144,312	226,372

	431,983	617,118

China Unicom Group
- Current portion	318,477	367,510
- Long-term portion	184,932	140,156

	503,409	507,666

China Telecom Group
- Current portion	99,655	188,085
- Long-term portion	90,456	72,618

	190,111	260,703

The Company’s RF based products customer — Customer A
- Current portion	28,580	71,341
- Long-term portion	—	—

	28,580	71,341

The Company’s RF based products customer — Customer B
- Current portion	50,529	(975)
- Long-term portion	—	—
	50,529	(975)

	1,204,612	1,455,853

(24)	Commitments and Contingencies
(i)	Operating lease commitments
Future minimum lease payments under non-cancelable operating leases as of December 31, 2010 are as follows:

	RMB’000	USD’000

2011	7,353	1,114
2012	1,553	235
2013	99	15
2014	3	—
2015	—	—

	9,008	1,364

For the years ended December 31, 2008, 2009 and 2010, total rental expenses for operating leases were RMB13,296,000, RMB18,479,000 and RMB10,653,000 (USD1,614,000) respectively.
(ii)	Capital commitments
Capital commitments for future purchase of property, plant and equipment as of December 31, 2010 was RMB1,805,000 (USD274,000).
(iii)	Loan guarantees
As at December 31, 2008, Shenzhen GrenTech provided guarantees for bank loans amounting to RMB22,340,000 and RMB12,000,000 to Lake Communication and Lake Microwave, respectively. These guarantees were entered into in October 2006, prior to the date the Group disposed of its equity interest in Lake Communication and Lake Microwave. These guarantees expired in August 2009 and September 2009, respectively. As at December 31, 2010, the Group did not provide any loan guarantee to any parties.
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

(25)	Restricted Net Assets
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
As of December 31, 2009 and 2010, an amount of RMB148,697,000 and RMB161,519,000 (USD24,473,000) were appropriated from retained earnings and set aside for statutory general reserves respectively by the Company’s PRC subsidiaries. A similar appropriation was made at the Company’s level.
As of December 31, 2009 and 2010, the amount of restricted net assets of the Company’s subsidiaries, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 10% and 10% respectively of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.
(26)	Share Repurchase
On September 21, 2007, the Board of Directors of the Company authorized a share repurchase program. The share repurchase program allows the Company from time to time and without an expiration date, to repurchase up to US$8.0 million worth of its issued and outstanding ADSs from the open market.
On June 4, 2009, the Board of Directors of the Company authorized an amended share repurchase program which allows the Company from time to time and without an expiration date, to repurchase up to US$7.0 million worth of its issued and outstanding ADSs from the open market starting from the date of authorization the program. This share repurchase program supersedes the previous share repurchase program announced on September 21, 2007.
During the years ended December 31, 2008, 2009 and 2010, the Company purchased 12,085,225, 11,841,650 and 26,892,375 of its ordinary shares for a total purchase price of USD1,480,000 (equivalent to RMB10,097,000), USD1,228,000 (equivalent to RMB8,386,000) and USD2,583,000 (equivalent to RMB17,046,000), respectively.